
03037611

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Elementis plc

*CURRENT ADDRESS Ash House
Fairfield Avenue
Staines
TW18 4ES, UK

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

FILE NO. 82- 34751 FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A	(PROXY)	☐		

OICF/BY: EBS
DAT : 11/19/03

Since 1 January [illegible] and until the date here[illegible] England and Wales, filed with th[illegible] made public by such exchange, or sent to holders of [i[illegible] securities].

Part I London Stock Exchange Filings

Tab	Date	Description
1	10 January 2002	Announcement in respect of Directors' Share Dealings: Geoff Gaywood, Philip Brown and Edward Wilson.
2	17 January 2002	Announcement in respect of dealings by Substantial Shareholders (Legal and General Investment Management Limited) pursuant to S198 Companies Act 1985.
3	31 January 2002	Announcement to the Stock Exchange re: Appointment of Brian Taylorson to the Board as Finance Director.
4	5 February 2002	Announcement to the Stock Exchange in response to the USA Today article on the possible restrictions on the use of chromated copper arsenate as a wood preserve in the US.
5	11 February 2002	Announcement in respect of dealings by substantial shareholders (Fidelity International Limited) pursuant to S198 Companies Act 1985.
6	13 February 2002	Statement giving notification of announcement of Preliminary Results for the year ended 31 December 2001.
7	15 February 2002	Announcement regarding the US decision on the use of wood treated with chromated copper arsenate.
8	21 February 2002	Announcement in respect of dealings by Substantial Shareholders (Fidelity International Limited and FMR Corp) pursuant to S198 Companies Act 1985.
9	28 February 2002	Preliminary Results for the year ended 31 December 2001.
10	28 February 2002	Preliminary Results for Elementis PLC Final Results – Part 2.
11	4 March 2002	Announcement in respect of Directors Share Dealings: Geoff Gaywood.
12	4 March 2002	Announcement in respect of Directors Share Dealings: Richard L. McNeel
13	7 March 2002	Announcement in respect of dealings by Substantial Shareholders (Schroder Investment Management Limited) pursuant to S198 Companies Act 1985.
14	21 March 2002	Annual Report and Accounts 2001 and Notice of AGM to be held on 25 April 2002.
15	21 March 2002	Announcement of issue of redeemable "B" shares security.
16	3 April 2002	Announcement in respect of Directors' Share Dealings: Brian Taylorson
17	12 April 2002	Announcement in respect of Directors' Share Dealings: Geoff Gaywood.

18	12 April 2002	Announcement in respect of Directors' Share Dealings: Philip Brown.
19	16 April 2002	Announcement in respect of dealings by Substantial Shareholders (Fidelity International Limited and FMR Corp) pursuant to S198 Companies Act 1985.
20	23 May 2002	Announcement in respect of Directors' Share Dealings: Edward Wilson.
21	18 June 2002	Announcement in respect of dealings by Substantial Shareholders (Schroder Investment Management Limited) pursuant to S198 Companies Act 1985.
22	1 August 2002	Announcement in respect of Directors' Share Dealings: Jonathan Fry.
23	8 August 2002	Announcement in respect of Directors' Share Dealings: Richard Lee McNeel.
24	13 August 2002	Announcement in respect of dealings by Substantial Shareholders (Schroder Investment Management Limited) pursuant to S198 Companies Act 1985.
25	27 August 2002	Announcement in respect of dealings by Substantial Shareholders (Fidelity International Limited) pursuant to S198 Companies Act 1985.
26	4 September 2002	Disclosure Under Note 3 of Rule 5 of the rules governing substantial acquisitions of shares ("SARs"). Silchester International Inv.Ld.
27	23 September 2002	Announcement in respect of dealings by Substantial Shareholders (Chase Nominees Limited) pursuant to S198 Companies Act 1985.
28	27 September 2002	Announcement in respect of issue of redeemable B shares.
29	27 September 2002	Announcement in respect of dealings by Substantial Shareholders (Schroder Investment Management Limited) pursuant to S198 Companies Act 1985.
30	4 October 2002	Announcement in respect of dealings by Substantial Shareholders (Schroder Investment Management Limited) pursuant to S198 Companies Act 1985.
31	9 October 2002	Announcement in respect of dealings by Substantial Shareholders (Fidelity International Limited) pursuant to S198 Companies Act 1985.
32	10 October 2002	Announcement in respect of dealings by Substantial Shareholders (Legal and General Investment Management Limited) pursuant to S198 Companies Act 1985.
33	30 October 2002	Announcement in respect of issue of Redeemable B shares.
34	17 January 2003	Announcement in respect of Directors' Share Dealings: Geoff Gaywood
35	17 January 2003	Announcement in respect of Directors' Share Dealings: Philip Brown
36	17 January 2003	Announcement in respect of Directors' Share Dealings: Brian Taylorson
37	6 February 2003	Notification of Preliminary Results for year ended 31 December 2002.
38	27 February 2003	Final Results – Part 1 for the year ended 31 December 2002.

39	27 February 2003	Final Results for the year ended 31 December 2002.
40	28 February 2003	Announcement in respect of Directors' Share Dealings: Philip Brown
41	28 February 2003	Announcement in respect of Directors' Share Dealings: Michael Hartnall.
42	28 February 2003	Announcement in respect of Directors' Share Dealings: Brian Taylorson.
43	28 February 2003	Announcement in respect of Directors' Share Dealings: Geoff Gaywood
44	21 March 2003	Announcement regarding impact of final US environmental protection agency ruling on CCA.
45	31 March 2003	Announcement in respect of Directors' Share Dealings: Announcing the interest of wife of Director Philip Brown.
46	24 April 2003	Chairman's Statement at the Annual General Meeting.
47	29 April 2003	Additional Listing – Issue of redeemable B Shares.
48	1 May 2003	Announcement in respect of Directors' Share Dealings: Philip Brown
49	1 May 2003	Announcement in respect of Directors' Share Dealings: Geoff Gaywood.
50	1 May 2003	Announcement in respect of Directors' Share Dealings: Brian Taylorson.
51	1 May 2003	Announcement regarding issue of Redeemable B Shares.
52	30 May 2003	Notification of major interests in shares. Brandes Investment Partners LLC pursuant to S198 Companies Act 1985.
53	11 June 2003	Blocklisting Six Monthly Review -
54	17 June 2003	Elementis plc Trading Update
55	15 July 2003	Notification of Interim Results
56	29 July 2003	Announcement in respect of Elementis plc's Interim Results
57	10 September 2003	Submission to EU on Reach Proposals
58	19 September 2003	Notification of Major Interests in Shares



10Jan2002 UK: Elementis PLC Director Shareholding.

Elementis PLC 9 January 2002

9 January 2002

DIRECTORS' SHARE DEALINGS

Reference is made to the notifications by the Company dated 1 November 2001 of the acquisition by certain directors of ordinary shares of 5p on 29 October and 1 November 2001. The directors concerned whose names are stated below have now established that their acquisition of these ordinary shares carried the right to receive new redeemable B shares of the Company which were

issued on 2 November 2001 as follows:

Name	Date	Type of transaction	Number of redeemable B shares held
Geoff Gaywood	29 October 2001	Purchase of ordinary shares (15,000)	31,500
Philip Brown	1 November 2001	Purchase of ordinary shares (20,000)	42,000
Edward Wilson	1 November 2001	Purchase of ordinary shares (30,000)	67,125

- Ends -

Enquiries

Elementis plc 01784 22 4390
Anna Passey Head of Corporate Communications

Brunswick Group Ltd 7404 5959
Rupert Young

END

'RDSILFVTLEIAIIF.

Sources: *REGULATORY NE*

REUTERS

17Jan2002 UK: Elementis PLC Holding(s) in Company.

Elementis PLC

16 January 2002

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

LEGAL & GENERAL INVESTMENT MANAGEMENT LTD.

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

PLEASE SEE BELOW

5) Number of shares/amount of stock acquired.

6) (N/A %) of issued Class

7) Number of shares/amount of stock disposed

PLEASE SEE BELOW

8) (2.97 %) of issued Class

9) Class of security

ORDINARY SHARES OF 5P EACH

10) Date of transaction

15 JANUARY 2002

11) Date company informed

16 JANUARY 2002

12) Total holding following this notification

12,823,905

13) Total percentage holding of issued class following this notification

2.97%

14) Any additional information

15) Name of contact and telephone number for queries

KERIN WILLIAMS
01784 224374

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ...16 JANUARY 2002....................

LETTER TO: ELEMENTIS PLC

Companies Act 1985 - Disclosure of Interest in shares

Consequent upon a sale in the market of 390,000 shares on the 15 January 2002, we now hold the following number of shares which are not subject to a concert

party and will be registered as follows:
Material Interest

HSBC Global Custody Nominee (UK) Ltd A/c 775245 1,950,103
HSBC Global Custody Nominee (UK) Ltd A/c 360509 235,800
HSBC Global Custody Nominee (UK) Ltd A/c 357206 9,684,442
HSBC Global Custody Nominee (UK) Ltd A/c 747381 628,560
HSBC Global Custody Nominee (UK) Ltd A/c 866203 325,000

12,823,905 2.97%

Please note that this percentage is based on our understanding that your issued share capital is 431,400,000.

Please address any queries you may have to Michelle Lawrence on 0207 528 6701

LETTER FROM: LEGAL & GENERAL INVESTMENT MANAGEMENT LTD.

END

'HOLILFERLSIRLIF.

Sources: *REGULATORY NEWS SERVICE 17/01/2002*

3

REUTERS

31Jan2002 UK: REG-Elementis PLC Appt of New Finance Director.

Elementis PLC 31 January 2002

31 January 2002

ELEMENTIS plc APPOINTS NEW FINANCE DIRECTOR

Elementis plc announces today the appointment of Brian Taylorson to the Board as Finance Director with effect from 2 April 2002.

Brian Taylorson (46) succeeds George Fairweather who is to take up the role of Group Finance Director at Alliance UniChem Plc, a leading European distributor, wholesaler and retailer of pharmaceutical, medical and healthcare products. To ensure an orderly hand-over, George Fairweather will be involved in the presentation of the preliminary results on 28 February 2002 and will leave Elementis at the end of March.

Brian Taylorson joined Elementis in December 2001 as Head of Corporate Finance. He was previously Director of European Chemicals M&A at KPMG Corporate Finance. The majority of his career has been spent with the Dow Chemical Company where he was most recently M&A director and he previously held a number of positions in finance and corporate finance, primarily in Europe and North America. He holds an MA from Cambridge University, is a member of the Institute of Chartered Accountants in England and Wales and a member of the Association of Corporate Treasurers.

Jonathan Fry, Chairman of Elementis plc said, "Brian Taylorson is well placed to succeed George Fairweather and I am confident his extensive background in the chemical industry and international experience will bring valuable skills to the Board.

"George joined Harrisons & Crosfield in 1997 and was instrumental in the transformation to Elementis. He played a major role in modernising the Company during his tenure as Group Finance Director and leaves Elementis with the Board's best wishes."

There are no further matters to be disclosed in accordance with paragraph 16.4

of the Listing Rules of the UK Listing Auth

- Ends -

Enquiries

Elementis plc 01784 224212
Jonathan Fry Chairman
Geoff Gaywood Chief Executive
Anna Passey Head of Corporate Communications

Brunswick 020 7404 5959
Andrew Fenwick

Rupert Young

END

'BOAUAUARUVRAOAR.

Sources: *REGULATORY NEWS SERVICE 31/01/2002*



REUTERS

05Feb2002 UK: REG-Elementis PLC recent article in USA Today.

Elementis PLC 5 February 2002

PRESS INFORMATION

5 February 2002

Elementis plc

Elementis plc, the international speciality chemicals group, notes the article in a recent edition of USA Today regarding possible restrictions on the use of chromated copper arsenate ('CCA') as a wood preservative in the US.

Elementis Chromium supplies chromic acid which is used in the manufacture of CCA and acts primarily as a binding agent.

According to the USA Today article, manufacturers of CCA intend voluntarily to surrender licences from the US Environmental Protection Agency (EPA) to use CCA and cut production under graduated caps. Were this to happen, it would be likely to affect CCA applied to timber for consumer use but it is understood that industrial uses would still be permitted. Consumer use could include decking, playground equipment and timber used in construction which has contact with the ground; industrial uses would include utility poles.

Elementis understands that the EPA is engaged in a risk analysis to evaluate the use of CCA's in consumer products, in particular in relation to arsenic. Elementis is concerned that if USA Today's report is accurate, the risk analysis by the EPA would not be completed in the normal course. Elementis believes that the risk analysis should be completed before further action is considered.

Elementis estimates that were these possible restrictions to be put in place, the global and US demand for chromium chemicals would reduce by around 5 and 30 per cent respectively. Dependent on the extent of the US consumer market affected, Elementis Chromium's global sales could, over a period of time, be

adversely affected by up to 15 per cent.

- Ends -

Enquiries

Elementis plc 01784
Geoff Gaywood Chiei

7:21

George Fairweather Group Finance Director
Anna Passey Head of Corporate Communications

Brunswick 020 7404 5959
Andrew Fenwick

Rupert Young

END

'SPCTIMLTMMBMBRT.

Sources: *REGULATORY NEWS SERVICE 05/02/2002*

(5)

REUTERS

11Feb2002 UK: REG-Elementis PLC Holding(s) in Company.

Elementis PLC

11 February 2002

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FIDELITY INTERNATIONAL LIMITED

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

PLEASE SEE BELOW

5) Number of shares/amount of stock acquired.

PLEASE SEE BELOW

6) (N/A %) of issued Class

7) Number of shares/amount of stock disposed

8) (N/A %) of issued Class

9) Class of security

10) Date of transaction

11) Date company informed

8 FEBRUARY 2002

12) Total holding following this notification

30,381,435

13) Total percentage holding of issued class following this notification

7.04%

14) Any additional information

15) Name of contact and telephone number for queries

PHILIP BROWN
01784 224366

16) Name and signature of authorised company official responsible for making this notification PHILIP BROWN - SECRETARY

Date of Notification 11 FEBRUARY 2002

LETTER TO: ELEMENTIS PLC - DATED 7 FEBRUARY, 2002

Amendment No 2

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - U.K. COMPANIES ACT

1. Company in which shares are held: Elementis Plc

2. Notifiable Interest: Ordinary Shares.

A FMR Corp
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds. (See Schedule A for listing of Registered Shareholders and their holdings.)

B Fidelity International Limited (FIL)
P.O. BOX HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings).

3. The notifiable interests also comprise the notifiable interest of:

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

Principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K. notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208(4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

LETTER FROM: FIDELITY MANAGEMENT & RESEARCH COMPANY

SCHEDULE A

SECURITY: Elementis Plc Amendment No 2

SHARES HELD MANAGEMENT NOMINEE/REGISTERED
(Ordinary Shares) COMPANY NAME

1,737,700 FMRCO CHASE NOMINEES LIMITED
1,642,000 FMRCO CHASE NOMINEES LIMITED
96,000 FMRCO STATE STREET NOMINEES LIMITED
687,700 FMRCO STATE STREET NOMINEES LIMITED
326,800 FMRCO HSBC
24,256,918 FISL CHASE NOMINEES LTD
1,634,317 FIL CHASE NOMINEES LTD

TOTAL ORDINARY SHARES: 30,381,435

CURRENT OWNERSHIP PERCENTAGE: 7.04%

SHARES IN ISSUE: 431,575,581

CHANGE IN HOLDINGS SINCE

LAST FILING: +4,095,500 ORDINARY SHARES

This information is provided by RNS
The company news service from the London Stock Exchange

END

'HOLILFFSFRILLIF.

Sources: *REGULATORY NEWS SERVICE 11/02/2002*



REUTERS

13Feb2002 UK: REG-Elementis PLC Notice of Results.

Elementis PLC

13 February 2002

13 February 2002

Elementis plc

Notification of Preliminary Results

Elementis plc will announce its preliminary results for the year ended 31 December 2001, on Thursday 28 February 2002.

-Ends-

This information is provided by RNS
The company news service from the London Stock Exchange

END

'NORTJMATMMTBBIT.

Sources: *REGULATORY NEWS SERVICE 13/02/2002*



REUTERS

15Feb2002 UK: REG-Elementis PLC US Decision on CCA.

.

Elementis PLC 15 February 2002

15 February 2002

ELEMENTIS plc CONFIRMS IMPACT OF
US ENVIRONMENTAL PROTECTION AGENCY DECISION ON CCA

Elementis plc, the international speciality chemicals group, notes the statement made by the US Environmental Protection Agency (EPA) on 12 February 2002 regarding the use of wood treated with chromated copper arsenate ('CCA').

Elementis Chromium supplies chromic acid which is used in the manufacture of CCA and acts primarily as a binding agent.

In the statement, the EPA announced the transition from the use of CCA in a variety of consumer uses by 31 December 2003 in favour of other alternative products. The statement confirmed that the transition affects virtually all residential uses of wood treated with CCA including wood used in play-structures, decks, picnic tables, landscaping timbers, residential fencing, patios and walkways/boardwalks. By January 2004, EPA will not allow CCA products for any of these residential uses.

The statement goes on to state that in the current year, the CCA manufacturers expect a decline in production of CCA products for affected residential uses up to 25 per cent. During 2003, the CCA manufacturers expect the transition away from CCA to continue and increase, with a decline in production of CCA products for affected residential uses up to 70 per cent.

Elementis understands that, following the CCA manufacturers' request to amend the pesticide registrations, the EPA will publish a notice in the Federal Register and a 30 day period for public comment will follow.

As previously indicated in the announcement made on 5 February 2001, Elementis estimates that as a result of the EPA's decision, the global and US demand for chromium chemicals will reduce by around 5 and 30 per cent respectively and Elementis Chromium's global sales could be adversely affected by around 15 per cent by 2004.

- Ends -

Notes to Editors:

The EPA's announcement can be viewed at http://www.epa.gov/epahome/newsroom.htm

Enquiries

Elementis plc 01784 224212
Geoff Gaywood Chief Executive
George Fairweather Group Finance Director
Anna Passey Head of Corporate Communications

Brunswick 020 7404 5959
Andrew Fenwick Rupert Young

END
'MSCUVOARUWRUAAR.

Sources: *REGULATORY NEWS SERVICE 15/02/2002*



REUTERS

21Feb2002 UK: REG-Elementis PLC Holding(s) in Company.

.

Elementis PLC 21 February 2002

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FIDELITY INTERNATIONAL LIMITED AND FMR CORP

3) Please state whether notification indicates that it is in respect of

holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

PLEASE SEE BELOW

5) Number of shares/amount of stock acquired.

PLEASE SEE BELOW

6) (N/A %) of issued Class

7) Number of shares/amount of stock disposed

8) (N/A %) of issued Class

9) Class of security

10) Date of transaction

11) Date company informed

20 FEBRUARY 2002

12) Total holding following this notification

30,081,435

13) Total percentage holding of issued class following this notification

6.97%

14) Any additional information

15) Name of contact and telephone number for queries

PENNY WATSON 01784 224373

16) Name and signature of authorised company official responsible for

making this notification

K WILLIAMS
DEPUTY COMPANY SECRETARY

Date of Notification 21 FEBRUARY 2002

LETTER TO ELEMENTIS PLC - DATED 19 FEBRUARY 2002

AMENDMENT No 3

NOTIFICATIONS UNDER SECTIONS 198 TO 202 -- U.K. COMPANIES ACT

1. Company in which shares are held: ELEMENTIS PLC

2. Notifiable Interest: ORDINARY SHARES

A FMR Corp
82 Devonshire Street
Boston, MA 02109.

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds. (See Schedule A for listing of Registered Shareholders and their holdings.)

B Fidelity International Limited (FIL)
P.O. BOX HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings).

3. The notifiable interests also comprise the notifiable interest of:

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

Principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K. notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208(4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

LETTER FROM FIDELITY MANAGEMENT & RESEARCH COMPANY

SCHEDULE A

SECURITY: ELEMENTIS PLC Amendment No 3

SHARES HELD MANAGEMENT NOMINEE/REGISTERED
COMPANY NAME
(ORDINARY SHARES)

1,530,900 FMRCO CHASE NOMINEES LIMITED
1,642,000 FMRCO CHASE NOMINEES LIMITED
84,600 FMRCO STATE STREET NOMINEES LIMITED
605,900 FMRCO STATE STREET NOMINEES LIMITED
326,800 FMRCO HSBC
24,256,918 FISL CHASE NOMINEES LTD
1,634,317 FIL CHASE NOMINEES LTD

TOTAL ORDINARY SHARES: 30,081,435

CURRENT OWNERSHIP PERCENTAGE: 6.97%

SHARES IN ISSUE: 431,575,581

CHANGE IN HOLDINGS SINCE
LAST FILING: (300,000) ORDINARY SHARES

This information is provided by RNS
The company news service from the London Stock Exchange

END

'HOLIIFETFSILFIF.

Sources: *REGULATORY NEWS SERVICE 21/02/2002*


REUTERS

Elementis PLC

28 February 2002

PRESS INFORMATION

28 February 2002

ELEMENTIS plc

PRELIMINARY RESULTS FOR THE YEAR ENDED 31 DECEMBER 2001

* Sales on continuing operations £392.9 million (2000: £413.8 million)

* Operating profit on continuing operations £15.8 million+ (2000: £57.5 million+)

* Profit before tax £14.0 million+ (2000: £58.4 million+)

* Earnings per share 4.0 pence+ (2000: 11.6 pence+)

* Net year end borrowings £40.0 million (2000: £41.7 million)

* Net year end gearing 9.1 per cent++ (2000: 9.2 per cent++)

+ before goodwill amortisation and exceptionals

++ ratio of net borrowings to shareholders' funds plus net borrowings

Geoff Gaywood, Chief Executive of Elementis plc, said:

"2001 was a particularly difficult year. Our business was very severely impacted by the global economic downturn. Although market conditions continue to be tough, there are some indications that customer destocking down the chain, experienced in the last quarter of 2001, has come to an end.

"In the first half of 2002 Elementis will benefit from lower energy costs and the rigorous measures taken to reduce inventory levels. All areas of cost and capital expenditure continue to be tightly controlled.

"Benefits from ongoing business improvement projects, including Six Sigma, which is targeted at further reducing costs, should increase as the year progresses. Strategic programmes addressing opportunities for step change financial performance

improvement have been initiated in each of the

businesses."

- Ends -

An interview with Geoff Gaywood in video/audio format can be viewed on www.elementis.com and www.cantos.com from 0700 hours GMT.

Enquiries

Elementis 01784 224212
Geoff Gaywood Chief Executive
George Fairweather Group Finance Director
Anna Passey Head of Corporate Communications

Brunswick 020 7404 5959
Andrew Fenwick Rupert Young

Overview

2001 was a particularly difficult year. Our business was very severely impacted by the global economic downturn. Conditions were worst in the US where the majority of our business is situated. As a result, profits before goodwill amortisation and exceptionals were halved in the first half of 2001 and then, as markets deteriorated further, virtually eliminated in the second half.

In response to these pressures, a number of measures were adopted. First, great attention was paid to cash conservation and a programme implemented which ensured that, in spite of the profits decline, cashflow remained positive for the year as a whole. Secondly, the overriding focus of management was concentrated on the short-term trading position. Thirdly, a new Chief Executive was appointed who has moved swiftly to strengthen the management team, streamline the managerial process and address strategic issues.

Financial results

Operating profit before goodwill amortisation and exceptionals on continuing operations was £15.8 million, compared to £57.5 million in 2000. Operating profit on the same basis for the second half of 2001 was £0.2 million, compared to £28.3 million in the second half of 2000.

A major factor was lower sales. Sales on continuing operations decreased in sterling terms by 5 per cent on 2000 and by 8 per cent on a constant currency basis. Sales on continuing operations in the second half of the year were 11 per cent lower than in the second half of 2000.

In addition, higher energy costs adversely impacted operating profit by £9.3 million versus 2000 on a comparable basis, of which £7.2 million was in the first half. Other adverse factors included some pressure on prices, lower pension credits on historic

surpluses and manufacturing inefficiencies caused by the actions taken to reduce inventory levels. Unusually high maintenance expenditure at Elementis Chromium and losses on Linatex process technology equipment contracts also contributed. Profit before goodwill amortisation, exceptionals and tax was £14.0 million, compared to £58.4 million in 2000. Basic earnings per share before goodwill amortisation and exceptionals was 4.0 pence, compared to 11.6 pence in 2000.

Net exceptional charges before tax were £3.7 million (2000: £3.0 million), including £4.6 million of costs incurred in preparing the Company for sale and a £1.4 million profit on the disposal of Harcros Chemicals.

Cash conservation

The cash position was strengthened in a number of ways. The US chemical distribution business, classified as non core to the Group's future, was sold for £21.4 million. Working capital levels received particular attention with the result that there was a £9.8 million inflow during the year from this area, £6.6 million resulting from inventory reductions. As a result net borrowings at year end were £40.0 million, a £1.7 million reduction. Net year end gearing was 9.1 per cent (2000: 9.2 per cent).

Short-term focus

Managers throughout the Group were closely focused on short-term trading. In addition to increased efforts to maximise revenue from all sources, additional cost controls have been put in place throughout the Group. Headcount on continuing operations was cut by 152, or 6 per cent, taking the total reduction over two years to 17 per cent.

New Chief Executive

A new Chief Executive, Geoff Gaywood, was appointed in October 2001. Geoff joined from Ernst & Young LLP where he was a Director of Chemicals. Previously he ran the European division of International Specialty Products, Inc and before that was with the Dow Chemical Company for 24 years. Geoff's wide experience of the chemical industry internationally and leadership skills will benefit Elementis substantially over the coming years.

Since the year end, the Board has announced that Brian Taylorson, currently Director of Corporate Finance, is to join the Board at the beginning of April as Finance Director. He will replace George Fairweather who is leaving to take up a similar position at Alliance UniChem Plc. The Board would like to thank George for his significant contribution to Elementis over the last five years. New heads of functions have also been appointed in human resources and information technology.

Dividends and issue of redeemable B shares

The Board did not declare an interim dividend and, similarly, is not proposing a final dividend. Instead, it will continue with the programme, started in 2000, of issuing and redeeming redeemable B shares. The total nominal value of redeemable B shares issued to shareholders during 2001 was 5.4 pence per ordinary share (2000: 5.2

pence). The Board intends to issue further redeemable B shares to ordinary shareholders on the register on 26 April 2002, such that they receive redeemable B shares with a total nominal value of 1.0 pence for each ordinary share held. This compares with 3.3 pence for the comparable issue last year. This will be coupled with an offer to redeem these new shares for cash at their nominal value on 2 May 2002. A further offer will also be made to existing holders of redeemable B shares to redeem these shares for cash at their nominal value on 2 May 2002.

By not paying dividends on ordinary shares during 2001, Elementis will recover £5.8 million of advance corporation tax previously paid. Elementis estimates that it will be able to recover a further £1.1 million of advance corporation tax by not paying a final dividend for 2001.

A circular providing full details of the issue and redemption of redeemable B shares will be posted to all ordinary shareholders on 19 March 2002.

Strategy

In addition to the short-term focus referred to above, steps are being taken to enable the Group to grow. The strategy is to grow in high margin businesses, particularly Elementis Specialties, with a continuing Group-wide focus on operational excellence and leveraging the market and brand leadership positions of the other businesses.

Programmes addressing opportunities for step change financial performance improvements have been initiated in each of the businesses. Elementis Chromium has a competitive and well invested manufacturing base in the UK and US and has scope to strengthen its market position. At Elementis Specialties, additional management resource is now in place to develop and deliver a high growth strategy based on accelerated organic growth and including the inward licensing of technology, market alliances and acquisitions. Elementis Pigments has a strong market position, but reduced volumes, driven by the North American downturn, have challenged the business's ability to coverfixed costs. This is being addressed on several fronts including a strategic review of the Birtley, UK facility. To enhance profitability in Linatex, further step change improvements in manufacturing structure are being evaluated. A programme is under way to evaluate the potential of a Group-wide Enterprise Resource Planning (ERP) system. The decision whether to proceed will depend on the strength of the business case demonstrated and is also dependent on trading conditions and future outlook.

A review of incentives for senior management is also under way.

Chromated copper arsenate

On 12 February 2002, the US Environmental Protection Agency (EPA) announced restrictions, from 2004, on the use of chromated copper arsenate (CCA) as a wood preservative in the US, affecting CCA treated timber for consumer use. Elementis Chromium supplies chromic acid which is used in the manufacture of CCA and acts primarily as a binding agent. As previously indicated, Elementis estimates that as a result of the EPA's decision, the global and US demand for chromium chemicals would reduce by around 5 and 30 per cent respectively.

Elementis Chromium's sales for industrial applications of CCA, such as utility poles, rail sleepers and marine pilings are relatively strong and are not affected by the EPA ruling. Nevertheless, Elementis Chromium's global sales of chromium chemicals could be adversely affected by around 15 per cent by 2004. Elementis does not now expect its sales in 2002 to be materially affected by the EPA ruling.

Current trading and outlook

Although market conditions continue to be tough, there are some indications that the customer destocking down the chain experienced in the last quarter of 2001 has come to an end.

In the first half of 2002 Elementis will benefit from lower energy costs and the rigorous measures taken to reduce inventory levels. All areas of cost and capital expenditure continue to be tightly controlled.

Benefits from ongoing business improvement projects, including Six Sigma, which is targeted at further reducing costs, should increase as the year

progresses.

Review of operations

For the year ended 31 December 2001

	2001 Sales £million	2001 Operating profit* £million	2000 Sales £million	2000 Operating profit* £million
Continuing operations				
Chromium	126.9	4.0	131.7	23.7
Pigments & Specialties	228.0	12.2	234.9	31.1
Specialty Rubber	46.0	(0.5)	54.1	2.6
Associates	-	0.1	-	0.1
Inter-group	(8.0)	-	(6.9)	-
	392.9	15.8	413.8	57.5
Discontinued operations	137.5	2.4	160.0	6.0
	530.4	18.2	573.8	63.5

========= .=========   =========
=========

*before goodwill amortisation and exceptionals

Chromium

Operating profit before exceptionals was £4.0 million, compared to £23.7
million in 2000, on sales down 4 per cent to £126.9 million. On a constant currency basis, sales decreased by around 7 per cent. Operating loss before exceptionals in the second half of 2001 was £0.2 million, compared to an operating profit before exceptionals of £11.7 million in the second half of 2000, on sales down 11 per cent.

The business estimates that the global chromium chemicals market fell a few per cent in volume terms year on year, the decline taking place in the second half of the year. Demand was lower for all product categories with the exception of chromic oxide for use in metal alloys.

Elementis Chromium sales volume fell by 9 per cent year on year, with second half volume being 15 per cent lower than the comparable period in 2000.

Sales volumes were lower year on year for all product categories, reflecting increased competition, mainly from Former Soviet Union producers, and reduced demand. The best performing product category was chromic acid, which continues to benefit from the success of the superior handling properties of our CA21 product. Sales volumes of CA21 increased by around 15 per cent year on year, almost all of which was achieved in the first half. Average pricing of chromium products was also lower, mainly as a result of increased competition.

Higher energy costs adversely impacted operating profit by £6.2 million versus 2000 on a comparable basis, of which around £4.9 million was in the first half.

Early in 2001, headcount reduced by more than 10 per cent as a result of a business process re-engineering exercise at Corpus Christi, Texas. The one-off cost of £2.3 million was largely recouped over the balance of the year. At the year end the business employed 439 people, 18 per cent below the comparable figure two years ago.

Despite the headcount savings, underlying fixed costs increased year on year in excess of inflation, mainly as a result of unusually high maintenance expenditure, particularly in the second half of the year. Additional controls on maintenance expenditure are now in place.

A new gas cleaning system for the chromic oxide plant at Eaglescliffe, UK was commissioned in the first quarter of 2001 costing £2.6 million. This will further enhance environmental performance standards. Some production capacity of chromic oxide for use in metal alloys was unavailable during the period as a result of this project.

A project is under way to link the Corpus Christi manufacturing facility to a combined steam and electricity co-generation plant being constructed at an adjacent oil refinery. This will come on-stream in late summer 2002, reducing energy costs.

The ratio of trade working capital to sales at the end of 2001 was 14 per cent, unchanged from the end of 2000 on a similar level of inventories.

On 12 February 2002, the US Environmental Protection Agency (EPA) announced restrictions, from 2004, on the use of chromated copper arsenate (CCA) as a wood preservative in the US affecting CCA treated timber for consumer use. Elementis Chromium supplies chromic acid which is used in the manufacture of CCA and acts primarily as a binding agent.

In its statement, the EPA announced the transition from the use of CCA in a variety of consumer uses by 31 December 2003 in favour of alternative products. The statement confirmed that the transition affects virtually all residential uses of wood treated with CCA, including wood used in play-structures, decks, picnic tables, landscaping timbers, residential fencing, patios and walkways/boardwalks. By January 2004, the EPA will not allow CCA products for any of these residential uses. The statement goes on to state, that in the current year, the CCA manufacturers expect a decline in production of CCA products for affected residential uses up to 25 per cent. During 2003, the CCA manufacturers expect the transition away from CCA to continue and increase, with a decline in production of CCA products for

affected residential uses up to 70 per cent.

Elementis understands that, following the CCA manufacturers' request to amend the pesticide registrations, the EPA will publish a notice in the Federal Register and a 30 day period for public comment will follow.

As previously indicated, Elementis estimates that, as a result of the EPA's decision, the global and US demand for chromium chemicals would reduce by around 5 and 30 per cent respectively. Elementis Chromium sales for industrial applications of CCA, such as utility poles, rail sleepers and marine pilings, are relatively strong and are not affected by the EPA ruling. Nevertheless, Elementis Chromium's global sales of chromium chemicals could be adversely affected by around 15 per cent by 2004.

Elementis does not now expect its sales in 2002 to be materially affected by the EPA ruling.

Pigments & Specialties

Operating profit before goodwill amortisation and exceptionals was £12.2 million, compared to £31.1 million in 2000, on sales down 3 per cent at £228.0 million. On a constant currency basis, sales reduced by around 6 per cent year on year. Operating profit before goodwill amortisation and exceptionals in the second half of 2001 was £1.7 million, compared to £15.5 million in the second half of 2000 on 7 per cent lower sales.

The ratio of Pigments & Specialties trade working capital to sales decreased from 21 per cent at the end of 2000 to 17 per cent at the end of 2001, primarily as a result of lower inventories at Elementis Pigments and higher trade creditor levels at Elementis Specialties.

At Elementis Pigments, sales decreased year on year, the rate of decline being greater in the second half of the year. Demand for iron oxide pigments for coatings, construction and chemical applications was generally weak throughout the year, particularly in North America. Coatings pricing was stable; in contrast, prices for construction grade material declined, particularly in Asia Pacific and Europe. Construction sales in Europe reduced significantly. Sales in Asia Pacific grew strongly throughout the year using product sourced from the Shenzhen manufacturing facility in China. Margins were also under pressure as a result of higher US energy costs. Fixed costs in the second half of the year were adversely impacted by around £1.9 million following a decision to close both US iron oxide particle manufacturing facilities for approximately six weeks to reduce inventories by around £3 million.

Following the installation of additional production equipment in Shenzhen early in the year, a new range of coatings grade iron oxide pigments was successfully commercialised in the second half. Sales of Ferrispec granular product grew strongly.

Operating losses were incurred by the zinc and carboxylates part of the business based in Birtley near Durham in the UK. Zinc continues to be impacted by the continuing decline of the UK automotive tyre market. The profitability of the catalysts part of the business also declined year on year.

Elementis Pigments has a strong market position but reduced volumes, driven by the North American downturn, have challenged the business's ability to cover fixed costs. This is being addressed on several fronts including a strategic review of the Birtley operation.

As a result of losses that occurred in the second half, for the reasons explained above, Elementis Pigments made an operating loss for the full year.

At Elementis Specialties, sales were flat year on year as a result of the stronger US dollar. Higher first half sales were offset by lower sales in the second half.

Throughout the year, strong growth was achieved in rheological additives sales to the oil exploration market. This was offset by lower sales for coatings applications, particularly in North America, and, in the second half, for ink applications, the latter being impacted by a reduction in print advertising and competition. Total Rheolate sales for aqueous coatings applications grew modestly year on year. European trading remained relatively robust when compared to North America and Japan. Pricing in local currency increased marginally.

Operating profit before goodwill amortisation was lower than in 2000 for a number of reasons. The principal factors were unfavourable sales mix, higher energy and quaternary amine costs, other cost inflation not recovered through pricing or productivity gains and expenditure on upgrading sales and marketing capabilities including e-commerce. Second half profitability was particularly impacted by these factors. Thixatrol Max, a new thixotrope rheological additive, was launched in Europe during the year. This new generation thixotrope provides improved properties to a range of industrial coatings systems.

Recently introduced products Rheolate 450, a high efficiency associate thickener for vinyl acrylic paints, and Bentone 42, a drilling mud organoclay for high heat environments, continue to contribute good growth.

Additional management resource is now in place to develop and deliver a high growth strategy based on accelerated organic growth and including the inward licensing of technology, market alliances and acquisitions.

Specialty Rubber

Operating loss before exceptionals was £0.5 million, compared to an operating profit before exceptionals of £2.6 million in 2000, on sales 15 per cent lower at £46.0 million. On a constant currency basis, sales decreased by around 14 per cent. Operating loss before exceptionals in the second half of the year was £1.4 million, compared to an operating profit before exceptionals of £1.0 million in the second half of 2000, on sales down 20 per cent.

The full year sales decline was primarily the result of the decision taken early in 2001 not to pursue new process technology equipment contracts and the exit of other unprofitable sales lines. Adjusting for these factors, lower underlying sales in North America (reflecting output reductions by West Coast mining customers) were offset by strong sales growth in South Africa and Latin America. Sales in Europe were impacted by disruption caused by the aircraft crash at the Yateley, UK, facility in late December 2000.

Losses on the completion of remaining process technology equipment contracts were just under £1.0 million, all of which occurred in the second half.

Several new products were launched; LinaCrepe, a form of uncured rubber, can be moulded into shape and is particularly suitable for belting, hoses and roller covering applications. LinaDek abrasion resistant modular screens for the mining and construction industry were launched in the US. Cut-end hose lined with Linatex is now available to the construction industry in the US. The programme to refocus and simplify the Linatex business was completed in February 2001, with the closure in Montreal of the last of 13 sites. Total headcount fell by 93 over the course of the year, a 13 per cent reduction. Exceptional restructuring costs of £0.5 million were charged in the first half. Cost savings from this programme were, however, more than offset by higher expenditure in other areas.

Further actions are under way to improve the cost competitiveness of the business, including the evaluation of step change improvements in manufacturing structure.

A £4.0 million continuous rubber sheet press was installed towards the end of the year and is currently being commissioned. This equipment will reduce operating costs further and enable Linatex sheet to be produced within tighter thickness tolerances for new applications and with enhanced bonding capabilities.

The ratio of trade working capital to sales reduced from 20 per cent at the end of 2000 to 14 per cent at the end of 2001, primarily as a result of an effective inventory reduction programme similar to that at Elementis Pigments.

Discontinued operations

Operating profit at Harcros Chemicals up to the point of disposal in October 2001 was £2.4 million, on sales of £137.5 million. This compares with an operating profit of £6.0 million on sales of £160.0 million for the full year 2000.

The exceptional profit arising on the disposal of this business was £1.4 million.

Health, safety and the environment

Compared to 2000, lost time accident frequency for continuing operations reduced by 53 per cent. This is due to the increased focus on safety and the introduction of a new incident investigation reporting system that identifies the root causes of reportable incidents and 'near misses' and enables processes to be put in place to prevent reoccurrence. Non-compliance with environmental consents for continuing operations rose from 16 to 28 in the year. A similar investigation reporting system has now been implemented for all environmental incidents and the Board is committed to reversing this trend.

Exceptionals

Net exceptional charges before tax were £3.7 million, compared to £3.0 million in 2000. For 2001, exceptionals comprised:

* £4.6 million costs incurred in preparing the Company for sale;

* £0.5 million of additional inventory write downs relating to the Specialty Rubber restructuring; and

* £1.4 million profit arising on the disposal of the Harcros Chemicals chemical distribution business.

Currency

Currency transaction and translation favourably impacted full year operating profit by around £1.0 million.

Interest

Net interest payable was £4.2 million, compared to £5.1 million in 2000. Interest cover (the number of times that the net interest charge is covered by operating profit before goodwill amortisation and exceptionals) was 4.3 times (2000: 12.5 times).

Taxation

The tax credit for the year was £8.5 million compared to a charge of £7.8 million in 2001.

The effective rate of tax on profit before goodwill amortisation and exceptionals, before the impact of prior period adjustments, was 14.0 per cent (2000: 14.0 per cent). This rate is substantially lower than the standard UK corporate tax rate for a number of reasons, including the utilisation of surplus advance corporation tax partially offset by unrelieved overseas tax losses. The tax credit on profit before goodwill amortisation and exceptionals for the year arose principally from the release of certain tax provisions following the resolution of historic issues with the UK Inland Revenue. Tax on net exceptional charges was £nil million (2000: credit of £0.4 million). In addition, there was an exceptional tax credit of £4.9 million arising in respect of historic business disposals.

FRS19 'Deferred Tax' will be implemented in 2002. Had the standard been used for the 2001 financial statements, the credit to the profit & loss account would have been reduced by £0.5 million, comprising an underlying current year credit of £7.3 million offset by a prior year adjustment charge of £7.5 million and an exceptional charge of £0.3 million; year end shareholders' funds would have been £1.0 million lower. Earnings per share

Basic earnings per share before goodwill amortisation and exceptionals decreased from 11.6 pence in 2000 to 4.0 pence in 2001. Basic earnings per share, after goodwill and exceptionals, was 1.1 pence (2000: 7.9 pence). The weighted average number of shares in issue during the year was 431.5 million (2000: 431.5 million); the number of shares in issue at the year end was 431.6 million (2000: 431.5 million).

Cash flow and balance sheet

Net cash inflow from operating activities was £37.9 million, compared to £58.4 million in 2000.

Working capital inflow was £9.8 million, compared to a £12.4 million outflow in 2000. Debtors decreased by £13.5 million, of which £8.6 million was attributed to decreased sales. Trade debtor days for continuing businesses decreased by eight days during the year. Stock levels continue to be tightly controlled overall, with a £6.6 million reduction in the year.

Cash expenditure on fixed assets totalled £16.8 million (2000: £22.1 million) and compares with depreciation of £18.8 million (2000: £17.5 million). Looking forward to 2002, capital expenditure is likely to be below depreciation excluding any expenditure on a Group-wide Enterprise Resource Planning system which is currently being evaluated.

Net cash inflow from the sale of Chemical Distribution was £16.6 million.

Net cash inflow before the use of liquid resources and financing was £26.2 million, compared to an inflow of £32.4 million in 2000. Free cash inflow was £9.9 million, compared to £33.4 million in 2000.

Net borrowings at the year end were £40.0 million (2000: £41.7 million). Net gearing (the ratio of net borrowings to shareholders' funds plus net borrowings) was 9.1 per cent (2000: 9.2 per cent). Shareholders' funds at the year end were £397.5 million, compared to £411.2 million at the end of 2000.

Pensions and other post retirement benefits

The total cost of post-retirement health care and pensions was £3.3 million compared to £2.1 million in 2000. This charge includes a credit of £2.6 million (2000: £4.0 million) for variations from regular pension costs in respect of the amortisation of the surplus/deficit arising on the main UK pension scheme. These figures incorporate, for the final quarter of the year, the preliminary results of an actuarial valuation of the UK scheme at 30 September 2001. At that date, the market value of the scheme's assets was £388.7 million, of which £68.9 million related to pension assets to be transferred out in respect of historic business disposals, £15.7 million related to insured annuities and £2.2 million related to money purchase benefits. The balance of £301.9 million has been used for the purposes of the actuarial valuation and is sufficient to cover 97 per cent of the benefits that had accrued to members after allowing for expected future inreases in salaries.

The most recent actuarial valuation of the US funded defined benefits schemes was at 31 December 2001; at that date the market value of the schemes' assets was £46.8 million, which is sufficient to cover 85 per cent of the benefits that had accrued to members, after allowing for expected future increases in salaries.

The Group has made use of the transitional requirements of FRS17 'Retirement Benefits'. Had the standard been adopted in full for the 2001 financial statements, profit before tax would have increased by £0.5 million (being a £3.2 million increase in operating costs, more than offset by a £3.7 million interest credit). The net pension liability under FRS17 at 31 December 2001 was £25.3 million; this comprises £11.2 million for UK pension schemes, £15.7 million for US pension schemes, £11.6 million for US post retirement medical benefits and £0.8 million for other schemes, partially offset by a £14.0 million deferred tax asset. Had the standard been adopted in full at the year end, shareholders' funds would have been lower by £13.8 million as a result. FRS17 will be adopted in full in 2002.

Net pension costs as a result are estimated to increase in 2002 by around £3.1 million compared to the FRS17 figures for 2001, primarily in relation to net finance costs.

Consolidated profit & loss account

for the year ended 31 December 2001

	Note	Before goodwill amortisation & exceptionals £million	Goodwill amortisation £million	Exceptionals £million	2001 £million	2000 £million
Turnover	4					
Continuing operations		392.9	-	-	392.9	413.8
Discontinued operations		137.5	-	-	137.5	160.0
Group turnover		530.4	-	-	530.4	573.8
Group operating profit/(loss)	4/5					
Continuing operations						

Before goodwill amortisation and exceptionals	15.7	-	-	15.7	57.4
Goodwill amortisation amortisation	-	(14.0)	-	(14.0)	(13.3)
Exceptionals	-	-	(5.1)	(5.1)	(3.0)
	15.7	(14.0)	(5.1)	(3.4)	41.1
Discontinued operations	2.4	-	-	2.4	6.0
	18.1	(14.0)	(5.1)	(1.0)	47.1
Associates	0.1	-	-	0.1	0.1
Operating profit/(loss)	18.2	(14.0)	(5.1)	(0.9)	47.2
Profit on disposal of business - discontinued operations	-	-	1.4	1.4	-
Profit on ordinary activities before interest	18.2	(14.0)	(3.7)	0.5	47.2
Net interest payable	(4.2)	-	-	(4.2)	(5.1)
Profit/(loss) on ordinary activities before tax					

Before goodwill
amortisation and exceptionals 14.0 - -14.0 58.4

Goodwill amortisation - (14.0) - (14.0) (13.3)

Exceptionals - -(3.7) (3.7) (3.0)

14.0 (14.0) (3.7) (3.7) 42.1. Tax on profit/ 6 (loss) on ordinary

activities 3.6 - 4.9 8.5
(7.8)

-------------- ------------ ------------ --------

Profit on ordinary
activities after tax 17.6 (14.0) 1.2 4.8
34.3

Minority interests
- equity (0.1) - -
(0.1) (0.1)

-------------- ------------ ------------ --------

Profit for the
financial year 17.5 (14.0) 1.2 4.7
34.2

Dividends - non- (0.1) - -
(0.1) (0.1)
equity

-------------- ------------ ------------ --------

Amount transferred

to reserves 17.4 (14.0) 1.2 4.6
34.1

============== ============ ============ ========
========

Earnings per 7
ordinary share

Basic and diluted
1.1p 7.9p
Basic before goodwill amortisation and exceptionals
4.0p 11.6p
Diluted before goodwill amortisation and exceptionals
4.0p 11.5p

Balance sheet

at 31 December 2001

	2001 £million	2000 £million
Fixed assets		
Goodwill	219.2	228.8
Tangible fixed assets	192.0	192.1
Investments	3.8	2.0
	415.0	422.9
Current assets		
Stocks	56.3	76.7
Debtors	86.6	109.2
Cash at bank and in hand	39.5	51.2
	182.4	237.1
Creditors: amounts falling due within one year		
Borrowings	5.8	7.3
Creditors	73.1	106.2
	78.9	113.5
Net current assets	103.5	123.6
Total assets less current liabilities	518.5	546.5
Creditors: amounts falling due after more than one year		
Borrowings	73.7	

		85.6
Government grants	0.8	0.6
	74.5	86.2
Provisions for liabilities and charges	43.8	46.6
	118.3	132.8
	400.2	413.7
Capital and reserves		
Called up share capital	23.9	23.6
Share premium	1.2	1.1
Capital redemption reserve	43.4	20.4
Profit and loss account	329.0	366.1
Shareholders' funds	397.5	411.2
Minority interests	2.7	2.5
	400.2	413.7
Shareholders' funds		
Equity	395.2	409.2
Non-equity	2.3	2.0
	397.5	411.2

Net borrowings (40.0)
(41.7)
========= ========= Cash flow statement

for the year ended 31 December 2001

	Note	2001 £million	2001 £million	2000 £million

£million

Net cash inflow/(outflow)
from operating activities

Continuing operations		37.1		60.6
Discontinued operations		0.8		(2.2)
		---------		---------
			37.9	

58.4

Returns on investments and
servicing of finance

Interest received		6.7		9.3
Interest paid		(11.5)		(14.4)
		---------		---------
			(4.8)	

(5.1)
Taxation (7.2)
(4.5)
Capital expenditure and financial investment Purchase of fixed assets

(less grants received)		(16.8)		(22.1)
Disposal of fixed assets		0.8		6.7
		---------		---------
			(16.0)	

(15.4)

Acquisitions and disposals
Disposal of businesses

in prior years		(0.3)		(1.0)
Disposal of businesses				
in current year	10	16.6		-
		---------		---------
			16.3	

(1.0)

Cash inflow before use of
liquid resources and financing 26.2
32.4
Financing and management of

liquid resources 8 (18.1)
(35.7)

	Note	2001	2000
Increase/(decrease) in cash	9	8.1	(3.3)

Reconciliation of operating profit/(loss) to net cash inflow from operating activities for the year ended 31 December 2001

	Continuing operations 2001 £million	Discontinued operations 2001 £million	2001 £million	2000 £million
Operating profit	(3.3)	2.4	(0.9)	47.2
Goodwill amortisation	14.0	-	14.0	13.3
Depreciation (less grants credited)	18.8	-	18.8	17.3
Share of profits of associated undertakings	(0.1)	-	(0.1)	(0.1)
Exceptionals in operating profit	5.1	-	5.1	3.0
Cash outflow on exceptionals	(5.2)	-	(5.2)	(3.9)
Decrease/(increase) in stocks	6.6	-	6.6	(1.8)
Decrease/(increase) in debtors	12.6	0.9	13.5	(8.4)
Decrease in creditors	(8.7)	(1.6)	(10.3)	(2.2)
Decrease in provisions	(2.7)	(0.9)	(3.6)	(6.0)
	37.1	0.8	37.9	58.4

Statement of total recognised gains and losses for the year ended 31 December 2001.

	2001 £million	2000 £million
Profit for the financial year	4.7	34.2
Currency translation differences	5.0	

	2001	2000
		19.4
Taxation on currency translation differences on foreign currency borrowings	(1.0)	(2.0)
Total recognised gains for the year	8.7	51.6

Reconciliation of movements in shareholders' funds
for the year ended 31 December 2001

	2001 £million	2000 £million
Profit for the financial year	4.7	34.2
Dividends - redeemable B shares	(0.1)	(0.1)
Amounts transferred to reserves	4.6	34.1
Redemption of redeemable B shares (including issue costs)	(23.1)	(20.7)
Share option scheme allotments	0.1	-
Goodwill on disposal of business acquired prior to 1 January 1998 charged to profit and loss account	0.7	-
Currency translation differences	5.0	19.4
Taxation on currency translation differences on foreign currency borrowings	(1.0)	(2.0)
Net (decrease)/increase in shareholders' funds	(13.7)	30.8
At beginning of the financial year	411.2	380.4
At end of the financial year	397.5	411.2

Notes to the financial statements

1 Preparation of preliminary announcement

The financial information in this statement does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The financial information for the year ended 31 December 2000 has been extracted from the financial statements for that year which have been delivered to the Registrar of Companies. The report of the auditors on those financial statements was unqualified and did not contain a statement under Section 237 of the Companies Act 1985.

2 Basis of preparation

The financial information is presented on the basis of accounting policies set out in the financial statements for the year ended 31 December 2000. FRS 18 'Accounting Policies' has been adopted in the current year but this did not require any change in accounting policy.

3 Exchange rates

In 2001, the average sterling exchange rate was $1.45 and Euro 1.61 compared with $1.52 and Euro 1.64 in 2000. The sterling exchange rate at 31 December 2001 was $1.46 and Euro 1.63, compared with $1.49 and Euro 1.59 at 31 December 2000.

4 Segmental information

More to follow, for following part double-click [nRN1b1410S].

Sources: *REGULATORY NEWS SERVICE 28/02/2002*

03 OCT 23 AM 7:21



REUTERS

28Feb2002 UK: REG-Elementis PLC Final Results - Part 2.

RNS Number:1410S

Elementis PLC
Part 2: For preceding part double-click [nRNSb1410S]

	Group turnover		Group operating profit/(loss)		Net assets	
	2001	2000	2001	2000	2001	2000
	£million	£million	£million	£million	£million	£million
Analysis by activity						
Chromium						
Before exceptionals	126.9	131.7	4.0	23.7	118.0	122.1
Inter-group turnover	(8.0)	(6.9)	-	-	-	-
Exceptionals	-	-	-	0.7	-	-
	-------	-------	-------	-------	-------	-------
	118.9	124.8	4.0	24.4	118.0	122.1
	-------	-------	-------	-------	-------	-------
Pigments & Specialties						
Before goodwill amortisation and exceptionals	228.0	234.9	12.2	31.1	330.7	349.9
Goodwill amortisation	-	-	(14.0)	(13.3)	-	-
Exceptionals	-	-	-	(1.4)	-	-
	-------	-------	-------	-------	-------	-------
	228.0	234.9	(1.8)	16.4	330.7	349.9
	-------	-------	-------	-------	-------	-------
Specialty Rubber						
Before exceptionals	46.0	54.1	(0.5)	2.6	22.9	

	2001	2000	2001	2000	2001	2000
						23.7
Exceptionals	-	-	(0.5)	(2.3)	-	-
	46.0	54.1	(1.0)	0.3	22.9	23.7
Group exceptionals	-	-	(4.6)	-	-	-
Total - continuing operations Before goodwill amortisation and exceptionals	392.9	413.8	15.7	57.4	471.6	495.7
Goodwill amortisation	-	-	(14.0)	(13.3)	-	-
Exceptionals	-	-	(5.1)	(3.0)	-	-
	392.9	413.8	(3.4)	41.1	471.6	495.7
Total - discontinued operations	137.5	160.0	2.4	6.0	-	7.6
Unallocated liabilities	-	-	-	-	(71.4)	(89.6)
	530.4	573.8	(1.0)	47.1	400.2	413.7

	Group turnover		Group operating profit/(loss)		Net assets	
	2001	2000	2001	2000	2001	2000
	£million	£million	£million	£million	£million	£million
Analysis by area of operations						
Continuing operations:						
North America	213.3	229.0	(1.8)	27.4	334.8	351.4
Europe	156.7	163.4	(3.0)	12.2	122.6	

						128.9
Rest of the World	22.9	21.4	1.4	1.5	14.2	15.4
	-------	-------	-------	-------	-------	-------
	392.9	413.8	(3.4)	41.1	471.6	495.7
Discontinued operations:						
North America	137.5	160.0	2.4	6.0	-	7.6
Unallocated liabilities	-	-	-	-	(71.4)	(89.6)
	-------	-------	-------	-------	-------	-------
	530.4	573.8	(1.0)	47.1	400.2	413.7
	=======	=======	=======	=======	=======	=======

Unallocated liabilities comprise:

	2001	2000
	£million	£million
Net borrowings	(40.0)	(41.7)
Taxation and dividends	(6.0)	(20.7)
Post retirement benefits and government grants	(12.3)	(14.8)
Other	(13.1)	(12.4)
	-------	-------
	(71.4)	(89.6)
	=======	=======

	Continuing operations		Discontinued operations		Total	
	2001	2000	2001	2000	2001	2000
	£million	£million	£million	£million	£million	£million.

Group turnover analysed by geographical markets

North America	197.0	208.3	137.5	160.0	334.5	368.3
Europe	134.6	143.0	-	-	134.6	143.0
Rest of the World	61.3	62.5	-	-	61.3	62.5
	-------	-------	-------	-------	-------	-------

392.9	413.8	137.5	160.0	530.4	573.8
=======	=======	=======	=======	=======	=======

5 Exceptionals

Group operating profit/(loss) includes the following charges/(income):

	Costs in preparing the Company for sale		Restructuring costs		Settlement of US litigation		Total	
	2001	2000	2001	2000	2001	2000	2001	2000
	£million	£million	£million	£million	£million	£million	£million	£million
Continuing operations:								
Chromium	-	-	-	-	-	(0.7)	-	(0.7)
Pigments & Specialties	-	-	-	1.4	-	-	-	1.4
Specialty Rubber	-	-	0.5	2.3	-	-	0.5	2.3
Group	4.6	-	-	-	-	-	4.6	-
	4.6	-	0.5	3.7	-	(0.7)	5.1	3.0

Tax on these charges was £nil million (2000: credit of £0.4 million).

There was an exceptional tax credit of £4.9 million arising in respect of historic business disposals (2000: £nil million).

Profit on disposal of business:

	2001 Profit before goodwill adjustments £million	2001 Goodwill previously charged to reserves £million	2001 Total

£million
Discontinued operation: Harcros Chemicals 2.1 (0.7) 1.4.

=========== =========== ===========

6 Tax on profit/(loss) on ordinary activities

The charge for United Kingdom tax has been based on a corporation tax rate of
30 per cent (2000: 30 per cent). If deferred tax had been fully provided in 2001 under the liability method, the tax credit for the year would have

decreased by £2.3 million (2000: £0.2 million).

	2001 £million	2000 £million
Reconciliation of the tax (credit)/charge:		
Notional tax charge before goodwill amortisation and exceptionals at UK corporation tax rate (2001: 30 per cent, 2000: 30 per cent)	4.2	17.5
Recoverable ACT	(4.5)	(4.6)
Differences in overseas effective tax rates	(0.7)	2.2
Benefit of US goodwill	(6.5)	(6.0)
Overseas tax losses unrelieved/(relieved)	14.4	(0.3)
Other current tax items	0.2	0.6
Deferred tax not provided on excess capital allowances and other timing differences	(6.3)	(1.2)
ACT utilised on remittance of overseas profits	1.2	-
Prior year adjustments	(5.6)	-
	-------	-------
	(3.6)	8.2
Tax credit on exceptionals	-	(0.4)
Prior year tax exceptionals	(4.9)	-
	-------	-------
Tax (credit)/charge	(8.5)	7.8
	=======	

=======

The prior year tax exceptional credit relates to historic business disposals.

7 Earnings per ordinary share

	2001 Profit for the financial year* £million	2001 Weighted average number shares million	2001 Earnings per share pence	2000 Profit for the financial year* £million	2000 Weighted average number.of shares million	2000 Earnings per share pence
Basic earnings per share	4.6	431.5	1.1	34.1	431.5	7.9
Share options	-	3.6	-	-	2.6	-
Diluted earnings per share	4.6	435.1	1.1	34.1	434.1	7.9
Basic earnings per share	4.6	431.5	1.1	34.1	431.5	7.9
Goodwill amortisation	14.0	-	3.2	13.3	-	3.1
Exceptionals net of taxation	(1.2)	-	(0.3)	2.6	-	0.6
Basic earnings per share before goodwill amortisation and exceptionals	17.4	431.5	4.0	50.0	431.5	11.6

Share options	-	3.6	-	-	2.6	(0.1)
	---------	---------	---------	---------	---------	---------

Diluted earnings per share before goodwill amortisation and exceptionals 17.4 435.1 4.0 50.0 434.1 11.5

========= ========= ========= ========= ========= =========

*after non-equity dividends. Earnings per share before goodwill amortisation and exceptionals provides a measure of the underlying financial performance of the Group on a comparable

basis with many other groups.

8 Financing and management of liquid resources

	2001 £million	2000 £million
Financing		
Issue of ordinary share capital - share options	0.1	-
Redemption of B shares (including issue costs)	(23.1)	(20.7)
Loan notes redeemed	(0.9)	(3.1)
Increase in borrowings repayable within one year	0.2	-
Decrease in borrowings repayable after one year	(12.7)	(37.3)
	-------	-------
	(36.4)	(61.1)
	-------	-------
Management of liquid resources		
New cash deposits	-	(0.1)
Repayment of cash deposits	18.3	25.5
	-------	-------
	18.3	25.4
	-------	-------
Total financing and management of liquid resources	(18.1)	(35.7)
	=======	=======

Redeemable B shares of nominal value £23.3 million were issued for nil consideration during the year (2000: £22.4 million).

9 Reconciliation of net cash flow to movement in net borrowings

	2001 £million	2000 £million
Change in net borrowings resulting from cash flows:		
Increase/(decrease) in cash in the period	8.1	(3.3)
Decrease in borrowings	13.4	40.4
Decrease in liquid resources	(18.3)	(25.4)
	-------	-------
	3.2	11.7
Currency translation differences	(1.5)	(7.9)
	-------	-------
Decrease in net borrowings	1.7	3.8
Net borrowings at beginning of the financial year	(41.7)	(45.5)
	-------	-------
Net borrowings at end of the financial year	(40.0)	(41.7)
	=======	=======

10 Disposal of business

	Harcros Chemicals £million
Net assets disposed of	
Stocks	13.5
Debtors	20.6
Creditors	(17.6)

	16.5
Accrued costs & related items	

2.8
Goodwill previously charged against reserves
0.7
Gain on disposal
1.4

Gross consideration
21.4
Costs of disposal
(1.7)

19.7
Deferred consideration
(3.1)

Net proceeds on disposal of business in current year
16.6

Deferred consideration comprises £1.7 million of non-voting redeemable
preferred stock in Harcros Chemicals, Inc (formerly Harcros Chemicals Acquisitions, Inc), with the balance being payable upon agreement of the completion accounts.

The subsidiary undertakings disposed of during the year contributed £0.8 million to the Group's net cash inflow from operating activities.

11 Contingent liabilities

The Group was notified of a potential warranty claim in 1998, under the contract for the sale of Pauls Malt Limited, relating to export refunds from the Intervention Board for Agricultural Produce (now the Rural Payments Agency). Should such a claim materialise, this will be vigorously defended and, in any event, in the opinion of the directors, this will not have a significant effect on the financial position of the Group.

12 Annual General Meeting

The Annual General Meeting of Elementis plc will be held on 25 April 2002 at 11am at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED.

END

FR 'BUGDDRSDGGDR.

Sources: *REGULATORY NEWS SERVICE 28/02/2002*



REUTERS

04Mar2002 UK: REG-Elementis PLC Director Shareholding.

Elementis PLC

4 March 2002

DEALINGS BY DIRECTORS

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF DIRECTOR

GEOFF GAYWOOD

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

INTEREST OF A DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

BANK LEU LTD

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

INTEREST OF A DIRECTOR

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7) Number of shares/amount of stock acquired

35,000

8) (0.008%)

of issued Class

9) Number of shares/amount
of stock disposed

10) (N/A %)
of issued Class

11) Class of security

ORDINARY 5P

12) Price per share

26P

13) Date of transaction

01 MARCH 02

14) Date company informed

04 MARCH 02

15) Total holding following this notification

75,000 ORDINARY SHARES

16) Total percentage holding of issued class following this notification

0.017%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY
PLEASE
COMPLETE THE FOLLOWING BOXES

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held
following this notification

23) Any additional information

24) Name of contact and telephone number for queries

KERIN WILLIAMS
01784 224374

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 04 MARCH 2002

This information is provided by RNS
The company news service from the London Stock Exchange

END

'RDSILFFSVIISIIF.

Sources: *REGULATORY NEWS SERVICE 04/03/2002*



REUTERS

04Mar2002 UK: REG-Elementis PLC Director Shareholding.

Elementis PLC

4 March 2002

DEALINGS BY DIRECTORS

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF DIRECTOR

RICHARD L MCNEEL

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a
non-beneficial interest or in the case of an individual holder
if it is a holding of that person's spouse or children under the
age of 18 or in respect of an non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them. (If notified)

RICHARD L MCNEEL

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

7) Number of shares/amount of
stock acquired

37,100

8) (0.0086%)
of issued Class

9) Number of shares/amount
of stock disposed

10) (N/A %)
of issued Class

11) Class of security

ORDINARY SHARES OF 5P

12) Price per share

28.2P

13) Date of transaction

01 MARCH 02

14) Date company informed

04 MARCH 02

15) Total holding following this notification

46,600 ORDINARY SHARES

16) Total percentage holding of issued class following this notification

0.011%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY
PLEASE
COMPLETE THE FOLLOWING BOXES

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held
following this notification

23) Any additional information

24) Name of contact and telephone number for queries

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 4 MARCH 2002

This information is provided by RNS
The company news service from the London Stock Exchange

END 'RDSILFFFVAISIIF.

Sources: *REGULATORY NEWS SERVICE 04/03/2002*

(13)

REUTERS

07Mar2002 UK: REG-Elementis PLC Holding(s) in Company.

Elementis PLC

7 March 2002

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

SCHRODER INVESTMENT MANAGEMENT LIMITED

3) Please state whether notification indicates that it is in respect of

holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

SEE BELOW

6) (N/A %) of issued Class

7) Number of shares/amount of stock disposed

8) (N/A %) of issued Class

9) Class of security

10) Date of transaction

11) Date company informed

6 MARCH 2002

12) Total holding following this notification

49,119,088

13) Total percentage holding of issued class following this notification

11.381%

14) Any additional information

15) Name of contact and telephone number for queries

PENNY WATSON 01784 22 4373

16) Name and signature of authorised company official responsible for

making this notification

PHILIP BROWN - COMPANY SECRETARY

Date of Notification ....7 MARCH 2002 ....

LETTER TO: ELEMENTIS PLC

DATED: 6 MARCH 2002

5p ORDINARY SHARES ("SHARES")

We write to advise you that we, Schroder Investment Management Limited, have an interest in 46,119,088 shares which are held in portfolios managed by us on a discretionary basis for clients under investment management agreements.

Included in this figure are:-

(i) 3,777,200 shares registered or to be registered in the name of our

wholly-owned subsidiary nominee company, Schroder Nominees Limited (Schroder Nominees),

(ii) 26,535,924 shares held in (a) unit trust(s) operated and managed by another wholly-owned subsidiary, Schroder Unit Trusts Limited (SUTL), and registered or to be registered in the name of Chase Nominee and,

(iii) 15,805,964 shares neither registered nor to be registered in the name of Schroder Nominees. The registration details are shown on the schedule below.

An affiliated company, Schroder Investment Management North America Inc (SIMNA Inc), is managing a portfolio on a similar basis holding a further 3,000,000

shares. This holding is registered or to be registered in the name of Chase Nominees Limited.

We believe that we, our subsidiary and affiliated company are therefore interested in an overall aggregate of 49,119,088 shares, representing some 11.381% of the total number of shares in issue, namely 431,575,581.

This notification is made to you:

(a) in respect of our interest as investment managers and also by virtue of the

fact that we are the parent company of SIMNA and SUTL.

(b) on behalf of SIMNA Inc and SUTL in relation to the interests they are treated as having respectively under the Companies Act 1985 (the Act), and

(c) on behalf of Schroders plc., our holding company, which is treated as having an interest in all of the above shares under the Act by virtue of its ownership of SIMNA Inc and ourselves.

FROM: SCHRODER INVESTMENT MANAGEMENT LIMITED.

SCHEDULE

5p ORDINARY SHARES

REGISTRATION AMOUNT

CHASE NOMINEES LIMITED 3,990,000
IMPERIAL PENSIONS NOMINEES LIMITED 3,207,036
MINEWORKES' PENSION SCHEME A/C: R 2,762,374
BRITISH COAL STAFF SUPERANNUATION A/C: P 5,846,554
15,805,964

This information is provided by RNS
The company news service from the London Stock Exchange

END

'HOLIIFEAVLIDIIF.

Sources:*REGULATORY NEWS SERVICE 07/03/2002*


14

REUTERS

21Mar2002 UK: REG-Elementis PLC Annual Report and Accts etc.

.

Elementis PLC 21 March 2002

Annual Report and Accounts 2001 and Notice of AGM to be held on 25 April, 2002

A Copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority 25 The North Colonnade Canary Wharf London E14 5HS

Tel. no. (0)20 7676 1000

(Documents will usually be available for inspection within six normal business

hours of this notice being given).

This information is provided by RNS
The company news service from the London Stock Exchange

END
'ACSJBMFTMMTTBIT.

Sources: *REGULATORY NEWS SERVICE 21/03/2002*

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. When considering what action you should take, you are recommended to seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent professional adviser duly authorised under the Financial Services and Markets Act 2000.

If you have sold or transferred, or sell or otherwise transfer on or before 26 April 2002, all of your ordinary shares of 5 pence each in Elementis plc, please send this document and the accompanying Redemption Form to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Cazenove, who are regulated in the United Kingdom by The Financial Services Authority, are acting solely for Elementis plc in relation to the proposed issue of and offer to redeem Redeemable B Shares described in this document and no one else and will not be responsible to anyone other than Elementis plc for providing the protections afforded to customers of Cazenove, nor for providing advice in relation to the proposed issue of and offer to redeem Redeemable B Shares.

Application has been made to the UK Listing Authority for the Redeemable B Shares to be admitted to the Official List. It is expected that Admission of the Redeemable B Shares will become effective and dealings in them will commence on 2 May 2002.


ELEMENTIS

Elementis plc

Notice of Annual General Meeting

Issue of Redeemable B Shares

A letter from the Chairman of Elementis plc appears on pages 3 to 5 of this document.

Notice of the forthcoming Annual General Meeting is set out on pages 16 to 17 of this document. The Annual General Meeting will be held on Thursday 25 April 2002 at 11.00am at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED.

To be valid, the Form of Proxy for use at the Annual General Meeting should be returned so as to reach Elementis plc's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 8ZP not later than 11.00am on Tuesday 23 April 2002.

To be valid, Redemption Forms must be returned to Lloyds TSB Registrars so as to be received no later than 5.00pm on Friday 26 April 2002.

If you have any queries in relation to the Redemption Form, you may call Lloyds TSB Registrars on 0800 169 6946 between 9.00am and 5.00pm on any business day. Lloyds TSB Registrars will not provide advice on the merits of the proposals set out in this document or give any financial or taxation advice.

Contents

Page

The definitions and abbreviations set out in "Definitions" apply throughout this document unless the context requires otherwise.

Timetable of principal events

Latest time and date for receipt of Proxy Forms in respect of the Annual General Meeting	11.00am on Tuesday 23 April 2002
Annual General Meeting	11.00am on Thursday 25 April 2002
Latest time and date for receipt of redemption forms (from certificated and uncertificated Shareholders) and/or completed share certificates	5.00pm on Friday 26 April 2002
Record date for entitlements to Redeemable B Shares	Friday 26 April 2002
Redeemable B Shares expected to be admitted to trading on the London Stock Exchange and dealings commence	8.00am on Thursday 2 May 2002
Redeemable B Shares redeemed by the Company pursuant to Redemption Forms or share certificates validly completed and received by 26 April 2002	Thursday 2 May 2002
Redeemable B Shares entered into CREST	Thursday 2 May 2002
Despatch of share certificates in respect of the Redeemable B Shares	by Thursday 2 May 2002
Despatch of cheques in respect of Redeemable B Shares redeemed	by Thursday 2 May 2002

If any of the above times or dates should change, the revised times and/or dates will be notified to Shareholders by an announcement on the Regulatory News Service of the London Stock Exchange.


ELEMENTIS

Elementis plc

Registered in England and Wales No. 3299608

Registered office:
Ash House
Fairfield Avenue
Staines
TW18 4ES, UK

19 March 2002

To Shareholders and, for information only, to holders of Loan Notes.

Dear Shareholder

Introduction

On 28 February 2002, Elementis announced its preliminary results and stated its decision to issue further Redeemable B Shares. This document gives you details of the issue and related redemption offer, together with details of items of special business to be conducted at the Annual General Meeting. The notice of the Annual General Meeting to be held on 25 April 2002 is set out at the end of this document.

Background to the issue of Redeemable B Shares

At the Annual General Meeting on 28 April 2000, shareholders conferred authority on the Board to issue Redeemable B Shares.

The Board is not proposing to pay a final ordinary dividend. Instead, it will issue Redeemable B Shares to Shareholders on the Company's register of members on 26 April 2002, such that they will receive Redeemable B Shares with a total nominal value of 1.0 pence for each Ordinary Share held. These will be paid up out of the Company's merger reserve. This is coupled with an offer to redeem these new shares for cash at their nominal value on 2 May 2002.

By not paying a final dividend, Elementis estimates that it will be able to recover £1.1 million of advance corporation tax (ACT) previously paid. This cash will initially be used to reduce borrowings. The Board will consider making further redeemable share issues until all surplus ACT is utilised.

Summary details of the new Redeemable B Shares

The issue of the new Redeemable B Shares involves the following:

- there will be a capitalisation issue out of the Company's merger reserve of Redeemable B Shares which will be allotted to holders of Ordinary Shares on the basis of:

  1 Redeemable B Share for every 1 Ordinary Share.

- based on the existing issued share capital as at the date of this document, this would lead to an issue of up to 431,575,581 Redeemable B Shares.

- the Redeemable B Shares will have a nominal value of 1 penny each, limited voting rights and a preferential dividend of 75 per cent of six month LIBOR. The preferential dividend will be paid six months in arrears with the first dividend payable for this issue in November 2002.

- holders of Redeemable B Shares may elect to have all or part of their holdings of Redeemable B Shares redeemed on 2 May 2002 at the nominal value of 1 penny per share by completing and returning the Redemption Form by 26 April 2002. The Board would expect to make further redemption offers in the future so as to give any holders of Redeemable B Shares who do not have their Redeemable B Shares redeemed on 2 May 2002 the opportunity to have them redeemed at their nominal value subsequently.

- *where the issue of Redeemable B Shares would result in Shareholders holding a fraction of a* Redeemable B Share, this will be rounded up to the nearest whole Redeemable B Share.

Redemption offer in respect of existing Redeemable B Shares

A further offer is being made to existing holders of Redeemable B Shares to redeem these shares at their nominal value on 2 May 2002. Such holders should read the letter entitled 'Notice of a further redemption offer for the Elementis plc Redeemable B Shares' for details of the action which they should take if they wish to accept this offer.

Future payments to Shareholders

It is expected that future payments to Shareholders will be made either through the issue of further Redeemable B Shares or in the form of a cash dividend.

Employee Share Schemes

Redeemable B Shares will not be issued to option holders under the Employee Share Schemes and the rights of such option holders will not be affected by the issue and redemption of the Redeemable B Shares.

PEPs and ISAs

The Redeemable B Shares should be qualifying investments for the purposes of the relevant PEP and ISA regulations.

Loan Note holders

The issue of the Redeemable B Shares will not affect holders of Loan Notes. This document is sent to such holders for information purposes only.

United Kingdom taxation

A guide to the general tax position of United Kingdom Shareholders as at the date of this document is set out in Part III of this document.

In summary, the proceeds from the redemption of the Redeemable B Shares will generally be treated in the hands of a Shareholder as proceeds of a disposal for the purposes of UK taxation of chargeable gains.

Shareholders who are in any doubt as to their tax position or who are subject to tax in a jurisdiction other than the United Kingdom should consult their professional adviser.

Annual General Meeting

A notice convening an Annual General Meeting of Elementis is set out on pages 16 to 17 of this document. The Annual General Meeting will be held at 11.00am on Thursday 25 April 2002 at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED. Details of the items of special business to be considered at the AGM are set out in Part I of this document.

Additional information

Your attention is drawn to the additional information contained in the rest of this document.

Action to be taken

A Form of Proxy reply paid card is enclosed for use by Shareholders. You are asked to complete and sign it in accordance with the instructions printed thereon and return it so as to arrive as soon as possible and in any event not later than 11.00am on Tuesday 23 April 2002. Completion and return of the Form of Proxy will not prevent you attending the Annual General Meeting and voting in person, if you so wish.

Should you wish to attend the Annual General Meeting in person, you should detach the Annual General Meeting attendance card which is attached to the Form of Proxy and bring this with you to the meeting.

Shareholders who hold their Ordinary Shares in certificated form (i.e. not in CREST) or in uncertificated form (i.e. in CREST) and who wish to have their Redeemable B Shares redeemed and their redemption cheques posted to them by 2 May 2002 should **complete and return the enclosed Redemption Form so as to be received by the Company's registrars, Lloyds TSB Registrars, no later than 5.00pm on 26 April 2002. Shareholders who do so will have their names entered into a register of Redeemable B Shareholders but no share certificate will be despatched to them.**

Shareholders who do not wish to have their Redeemable B Shares redeemed need take no action. The next opportunity to redeem Redeemable B Shares will be announced by the Company in due course, but after 2 May 2002 Shareholders will only have an opportunity to redeem their Redeemable B Shares if the Board decides at its discretion to make a redemption offer.

Shareholders who receive more than one copy of this document and the Redemption Form and who wish to redeem all of their Redeemable B Shares should either complete and return all of the Redemption Forms which they receive or contact Lloyds TSB Registrars as described in paragraph 2 of Part II of this document for advice.

Recommendation

Your Board, which has received financial advice from Cazenove, considers the issue of Redeemable B Shares and the making of the related redemption offer to be in the best interests of the Company and Shareholders as a whole. In providing advice to the Directors, Cazenove has placed reliance upon the Directors' commercial assessment of the proposals.

The Directors intend to accept the redemption offer for all the Redeemable B Shares received in respect of their own beneficial holdings totalling 265,568 Ordinary Shares and for all existing Redeemable B Shares held totalling 140,625.

Your Board considers that the passing of the resolutions to be proposed by way of special business at the forthcoming Annual General Meeting is in the best interests of the Company and Shareholders as a whole. The Directors accordingly recommend Shareholders to vote in favour of those resolutions, as they intend to do in respect of their own beneficial holdings.

Yours faithfully

Jonathan Fry
Chairman

Part I Details of Special Business to be conducted at the Annual General Meeting

Set out below is an explanation of the items of special business to be conducted at the Annual General Meeting:

Resolutions 8 and 9: Authority to allot shares

A general authority is being sought under Resolution 8 for the Directors to allot shares up to a maximum nominal amount of £7,192,926.35, which is equal to one third of the current issued Ordinary Share capital. It is also proposed under Resolution 9 to confer power on the Directors to allot securities for cash pursuant to this general authority, otherwise than in accordance with existing Shareholders' statutory pre-emption rights, in the event of a rights issue up to the amount of the general authority and in any other circumstances up to an aggregate nominal amount of £1,078,939 representing 5 per cent of the issued Ordinary Share capital as at 12 March 2002. Resolution 8 will be proposed as an ordinary resolution and Resolution 9 as a special resolution. The authorities conferred by these resolutions will last for up to 15 months from the date of the Annual General Meeting. The Directors do not have any present intention of exercising these authorities.

Resolution 10: Authority to purchase shares

The Company's Articles of Association contain a provision allowing the directors to purchase the Company's own shares subject to the prior authority of the members having been obtained. Resolution 10 will be proposed as a special resolution for the purpose of renewing the general authority to effect such purchases within the limits set out.

The Directors are of the opinion that it would be advantageous for the Company to be in a position to purchase its own shares through the London Stock Exchange, should market conditions and price justify such action. The proposed authority would enable the Company to purchase up to a maximum of 43,157,558 Ordinary Shares (being 10 per cent of the Company's issued share capital as at 12 March 2002) with a stated upper limit on the price payable which reflects the requirements of the UK Listing Authority. Purchases would only be made after the most careful consideration, where the Directors believed that an increase in earnings or net assets per share would result and where purchases were, in the opinion of the Directors, in the best interests of the Company and its Shareholders.

Part II Details of Redeemable B Shares and the Redemption Offer

1. Allotment of Redeemable B Shares and Admission

The Board will capitalise the sum of up to £4.3 million standing to the credit of the Company's merger reserve and will apply this sum in paying up in full such number of Redeemable B Shares as is equal to 1 times the number of Ordinary Shares in issue on the Record Date. The Redeemable B Shares will be allotted to Shareholders on the Company's register of members on the Record Date on the basis of 1 Redeemable B Share for every Ordinary Share then held. No Redeemable B Shares will be marketed or made available in whole or part to the public. The capitalisation of reserves and the allotment of the Redeemable B Shares will be effected pursuant to the authorities given at the Annual General Meeting of the Company held on 28 April 2000.

If holders of options to subscribe for shares in the Company which are exercisable prior to the Record Date under the Employee Share Schemes elect to exercise all such options prior to that date, then the amount that would be capitalised could be increased by up to £17,844 which would be applied in paying up in full up to 1,784,333 Redeemable B Shares.

The Redeemable B Shares will carry a non-cumulative preferential dividend of 75 per cent of the LIBOR for six month deposits in pounds sterling per annum (exclusive of withholding tax deductible therefrom). Dividends on the Redeemable B Shares will be paid six monthly in arrears on 2 May and 2 November in each year (or, if such date is not a business day, on the next business day). The first dividend will be paid on 4 November 2002 in respect of the dividend calculation period commencing on 2 May 2002. The Redeemable B Shares will carry limited voting rights and do not rank pari passu with the existing Ordinary Shares. The new Redeemable B Shares will however rank pari passu with the existing Redeemable B Shares.

Application has been made for the Redeemable B Shares to be admitted to the Official List and dealings are expected to commence on 2 May 2002. Elementis has applied for the Redeemable B Shares to be admitted to CREST with effect from Admission. Accordingly, settlement of market transactions may take place within the CREST system.

2. Redemption

As described more fully in paragraph 5 below the Redeemable B Shares are redeemable at their nominal value of 1 penny each as follows:

- at a Shareholder's option on 2 May 2002 or during any other period when the Company declares that Shareholders can elect to have their Redeemable B Shares redeemed;
- at the Company's option at any time if more than 90 per cent of the Redeemable B Shares originally issued have then been redeemed; and
- at the Company's option on or after 27 April 2005.

All Redeemable B Shares which are redeemed will be cancelled and will not be reissued.

Subject to listing of the Redeemable B Shares on the Official List, the Company will offer to redeem the Redeemable B Shares on 2 May 2002. A Redemption Form is enclosed for use by Shareholders who hold their Redeemable B Shares in either certificated or uncertificated form. If this form is validly completed and returned to the Company's registrars, Lloyds TSB Registrars, by 5.00pm on 26 April 2002, Shareholders will be entitled to have all or part of their holdings of Redeemable B Shares redeemed on 2 May 2002. Cheques in respect of such redemptions will be sent out by 2 May 2002 and no share certificates will be issued in respect of such redeemed Redeemable B Shares.

Redemption Forms will not be valid if returned after 5.00pm on 26 April 2002. Shareholders who do not return a Redemption Form to be received by Lloyds TSB Registrars by 5.00pm on 26 April 2002 will be sent a Redeemable B Share certificate (or, as appropriate, have their CREST accounts credited) in respect of their Redeemable B Shares by 2 May 2002.

The Company reserves the right at its sole discretion to reject any Redemption Forms if redemption pursuant to them would be illegal. Redemption Forms are sent to the Company's registrars at the Shareholders' risk.

Shareholders who do not wish to redeem their Redeemable B Shares need take no action.

Shareholders who wish to redeem part but not all of their holdings of Redeemable B Shares should telephone Lloyds TSB Registrars on 0800 169 6946 between 9.00am and 5.00pm on any business day for instructions.

Any further redemption offers for Redeemable B Shares will be made from time to time by announcement through the Regulatory News Service of the London Stock Exchange and the Company will send a letter to Redeemable B Shareholders advising them of any such redemption offers.

3. Non United Kingdom resident Shareholders

The attention of non United Kingdom resident Shareholders is drawn to the additional information set out in paragraph 1 of Part IV of this document.

4. Dealings and despatch of documents

The issue of Redeemable B Shares will be made by reference to holdings of Ordinary Shares on the Company's register of members as at the Record Date, being 26 April 2002. The names of all qualifying Redeemable B Shareholders will be entered into the register of members on 2 May 2002.

The Company expects to despatch, by post, by 2 May 2002 definitive share certificates in respect of any Redeemable B Shares (where Ordinary Shares are held in certificated form) which have not been redeemed. The share certificates will not be renounceable.

Shareholders who hold their Ordinary Shares in uncertificated form and have not given instructions for redemption will have their CREST accounts credited with the Redeemable B Shares following Admission.

Temporary documents of title will not be issued and, pending despatch of definitive share certificates, transfers of Redeemable B Shares (where Ordinary Shares are held in certificated form) which have not been redeemed will be certified against the registers held by the Company's registrars. It is expected that cheques in respect of the proceeds of redemption of any Redeemable B Shares on 2 May 2002 will be despatched by post to Shareholders by 2 May 2002.

All certificates, cheques and other documents will be despatched to Shareholders at their risk. In the case of joint Shareholders, all documents will be posted to the registered address of the first named Shareholder on the Company's register of members at their risk.

5. Rights and restrictions attaching to Redeemable B Shares

The following is a summary of the rights and restrictions of the Redeemable B Shares as set out in the Company's Articles of Association:

(a) Income

(i) Out of the profits available for distribution, the holders of the Redeemable B Shares are entitled, in priority to any payment of dividend to the holders of Ordinary Shares, to be paid a non-cumulative preferential dividend ("the B preferential dividend") per share at such rate on the nominal value thereof (exclusive of any associated tax credit relating thereto or withholding tax deductible therefrom) as calculated in accordance with sub-paragraphs (ii) and (iii) below, such dividend to be paid half-yearly on 2 May and 2 November in each year or, if any such date is not a business day (as defined below), on the next day which is a business day (without any interest or payment in respect of such delay) (each a "Payment Date").

(ii) The rate per annum of the B preferential dividend is 75 per cent of the LIBOR for six month deposits in pounds sterling calculated as follows. Each six monthly period ending on 2 May or 2 November is called a "Calculation Period". The rate of the B preferential dividend for each Calculation Period is 37.5 per cent of the LIBOR per annum for six month deposits in pounds sterling which appears on the display designated as page 3750 on the Telerate Monitor (or such other page or service as may replace it for the purpose of displaying LIBOR of leading banks for pounds sterling deposits) at or about 11.00am (London time) on the first day of such Calculation Period.

(iii) If the offered rate so appearing is replaced by the corresponding rates of more than one bank, then sub-paragraph (ii) above shall be applied, with the LIBOR rate for the relevant calculation period being taken as the arithmetic mean (rounded upward, if necessary, to the nearest 1/16

per cent) of the rates (being at least two) which so appear, as determined by the Reference Agent (as defined below). If for any other reason such offered rates do not so appear, or if the relevant page is unavailable, the Company (or its Reference Agent) will request each of the banks whose offered rates would have been used for the purposes of the relevant page (as determined by the Reference Agent) through its principal London office (the "Reference Banks") to provide the Company (or such agent) with its offered quotation to leading banks for pounds sterling deposits for the Calculation Period concerned in London at or about 11.00am (London time) on the first day of such Calculation Period. The rate for such Calculation Period shall be the arithmetic mean (rounded upward, if necessary, to the nearest 1/16 per cent) of such quotations (or such of them, being at least two, as are so provided), as determined by the Reference Agent.

(iv) In this paragraph (a), the expression "business day" means a day upon which pounds sterling deposits may be dealt in on the London inter-bank market and commercial banks are generally open in London; "non-cumulative" in relation to the B preferential dividend means that the dividend payable on each Payment Date is payable out of the profits of the Company available for distribution in respect of the accounting reference period in which the Payment Date falls (including any reserves representing profits made in previous accounting periods) without any right in the case of deficiency to pay B preferential dividends out of profits made in subsequent periods; and "Reference Agent" means Cazenove or such other agent as the Company shall appoint from time to time.

(v) If Redeemable B Shares are issued on a day which is not a Payment Date, the B preferential dividend in respect of those Redeemable B Shares for that Calculation Period shall be reduced pro rata to the number of days remaining in that Calculation Period.

(vi) Payments of B preferential dividends shall be made to holders on the register of members of the Company on a date selected by the Directors being not less than 15 days nor more than 42 days (or, in default of selection by the Directors, the date falling 15 days) prior to the relevant Payment Date. The aggregate dividend due to each Redeemable B Shareholder will be rounded down to the nearest whole penny.

(vii) The holders of the Redeemable B Shares are not entitled to any further right of participation in the profits of the Company.

(viii) All B preferential dividends which are unclaimed for a period of 12 years from the date when the dividend became due for payment shall be forfeited and shall revert to the Company.

(b) Capital

On a return of capital on a winding-up, the holders of the Redeemable B Shares shall be entitled, in priority to any payment to the holders of any other class of shares, to the repayment of the nominal capital paid up or credited as paid up on the Redeemable B Shares held by them, together with a sum equal to the proportionate preferential dividend which would have been payable if the then current Calculation Period had commenced on the date following the preceding Payment Date and ended on the date of the return of capital. The aggregate amount due to each Redeemable B Shareholder on the return of capital on a winding-up will be rounded down to the nearest whole penny.

The holders of the Redeemable B Shares are not entitled to any further right of participation in the profits or assets of the Company. If on a return of capital the amounts available for payment are insufficient to cover in full the amounts payable on the Redeemable B Shares, the holders of such shares will share rateably as between themselves in the distribution of assets (if any) in proportion to the full preferential amounts to which they are entitled.

(c) Voting and general meetings

The holders of the Redeemable B Shares are not entitled in respect of their holdings of such shares to receive notice of any general meeting of the Company or to attend, speak or vote at any such general meeting except for any general meeting at which a resolution to wind up the Company is to be considered, in which case the holders of the Redeemable B Shares have the right to attend the general meeting and are entitled to speak and vote only on such resolution. Where the holders of Redeemable B Shares are entitled to vote at a general meeting of the Company upon any such

resolution being proposed at such general meeting, on a show of hands every holder of Redeemable B Shares who (being an individual) is present in person or (being a corporation) is present by representative or proxy will have one vote and on a poll every Redeemable B Shareholder present in person (or, being a corporation, by a representative) or by proxy will have one vote for every Redeemable B Share held by him.

(d) *Redemption*

The Company may at any time declare a redemption period during which Redeemable B Shareholders can elect to have their Redeemable B Shares redeemed at their 1 penny nominal value and on the terms and conditions announced by the Company at that time. Such terms and conditions may include a requirement that only Redeemable B Shares which have been in issue for a minimum period will qualify for redemption. On or after 27 April 2005, the Company shall have the option of redeeming any Redeemable B Shares still in issue at their 1 penny nominal value on any Payment Date.

In addition, if at any time the aggregate nominal value of the Redeemable B Shares in issue is less than 10 per cent of the aggregate nominal value of all Redeemable B Shares issued prior to that time, the Company may elect to redeem all of the Redeemable B Shares still in issue at their 1 penny nominal value on any Payment Date.

(e) *Purchase of Redeemable B Shares*

The Company will not require the sanction or the consent of the holders of the Redeemable B Shares for the purchase or redemption of shares of any class in the Company (including Ordinary Shares and/ or Redeemable B Shares).

(f) *Class rights*

The Company will be entitled from time to time to effect a reduction of its capital (other than the capital paid up on the Redeemable B Shares and subject to the provisions of the Companies Act) and to create, allot and issue further shares, whether ranking pari passu with, in priority to or deferred to the Redeemable B Shares, and such reduction of capital or creation, allotment or issue of any such further shares (whether or not ranking in any respect in priority to the Redeemable B Shares and whether or not the same confer on the holders voting rights more favourable than those conferred by the Redeemable B Shares) shall be deemed not to involve a variation of the rights attaching to the Redeemable B Shares for any purpose.

(g) *Transfers*

The Redeemable B Shares are transferable by instrument of transfer in usual or common form.

Part III Taxation

General

The comments below are intended as a general guide to certain aspects of the tax position under United Kingdom law and Inland Revenue practice as at 19 March 2002 of Shareholders who, unless express reference is made to non-United Kingdom residents, are resident or ordinarily resident in the United Kingdom for tax purposes and who hold their shares as investments and not as securities to be realised in the course of a trade. **Shareholders who are in any doubt as to their tax position or who are subject to tax in a jurisdiction other than the United Kingdom should consult their professional adviser.**

Redeemable B Shares

(a) *Issue of Redeemable B Shares*

The issue of Redeemable B Shares will not itself create any charge to United Kingdom income tax or United Kingdom taxation of chargeable gains.

For the purposes of United Kingdom taxation of chargeable gains, the issue of Redeemable B Shares to Shareholders will be treated as a reorganisation of the share capital of the Company. Accordingly:

(i) a Shareholder in receipt of Redeemable B Shares will not be treated as making a disposal of all or part of that Shareholder's existing holding of Ordinary Shares by reason of this issue;

(ii) the Redeemable B Shares will be treated as the same asset as, and as having been acquired at the same time as, the Shareholder's existing holding of Ordinary Shares. Accordingly the new combined holding of Redeemable B Shares and Ordinary Shares (together the "New Holding") will have the same aggregate base cost as the existing holding of shares in the Company immediately before this issue; and

(iii) on a subsequent disposal (including a redemption) of the whole or any part of the New Holding, the Shareholder's base cost in respect of the New Holding will be apportioned between the Ordinary Shares and the Redeemable B Shares to be issued by reference to their respective market values on the first day after issue on which market values or prices are quoted or published for both (or all) classes of shares, as derived from the Official List. If a Shareholder holds existing Redeemable B shares which were issued previously and have not yet been redeemed, the base cost of those shares is unaffected by the issue of the Redeemable B shares issued in accordance with this circular.

(b) *Redemption of Redeemable B Shares*

The payment by the Company of the nominal value of the Redeemable B Shares on their redemption will not constitute an income distribution for United Kingdom tax purposes. Accordingly:

(i) no part of the proceeds received by a Shareholder pursuant to the redemption will be an income receipt in that Shareholder's hands for United Kingdom tax purposes. Those proceeds will not carry any entitlement to a tax credit and, in the hands of a corporate Shareholder, will not constitute franked investment income; and

(ii) a Shareholder who disposes of the whole or part of that Shareholder's holding of Redeemable B Shares pursuant to the Redemption Offer may, depending on that Shareholder's circumstances, be charged to capital gains tax or (in the case of a company) corporation tax on the amount of any chargeable gain realised. In computing such gain, the base cost of the Redeemable B Shares is calculated in the manner described at (a)(iii) above.

Where the Shareholder is an individual:

(i) no tax will be payable on any gain realised on the redemption if the amount of the chargeable gain, when aggregated with any other chargeable gains realised by the Shareholder in the year of assessment in question, does not exceed the annual allowance of tax-free gains; and

(ii) if that Shareholder acquired his existing Ordinary Shares prior to 1 April 1998 the indexation allowance will be available in respect of that part of the base cost in the existing Ordinary

Shares (apportioned to the Redeemable B Shares in the manner described at (a)(iii) above) until the end of April 1998 (save to the extent that this creates or increases a capital loss). No indexation allowance will be available where an individual Shareholder acquired his existing Ordinary Shares after 31 March 1998. For periods after 5 April 1998 taper relief will apply so that the effective rate of capital gains tax on any gain on a redemption of Redeemable B Shares by an individual will be reduced the longer existing Ordinary Shares and then the Redeemable B Shares are held after 5 April 1998, up to a maximum of ten years.

(c) *Stamp duty and stamp duty reserve tax*

No stamp duty or stamp duty reserve tax arises on the issue or redemption of Redeemable B Shares.

(d) *Dividends*

The United Kingdom tax treatment of dividends paid on the Redeemable B Shares will be exactly the same as the tax treatment of dividends paid on Ordinary Shares.

Part IV Additional Information

1. Non-United Kingdom resident Shareholders

Shareholders who are not resident in the United Kingdom should consult their professional advisers to ascertain whether the effect of the Redemption Offer or subsequent disposal of Redeemable B Shares by them will be subject to any restrictions or require compliance with any formalities imposed by the laws or regulations of, or any body or authority located in, the jurisdiction in which they are resident or to which they are subject. *In particular, it is the responsibility of any Shareholder not resident in the United Kingdom* wishing to redeem Redeemable B Shares or otherwise dispose of any shares in the Company to satisfy himself fully as to observance of any government, exchange control or other consents which may be required or the compliance with other necessary formalities needing to be observed and the payment of any issue, transfer or other taxes or duties in such jurisdiction. The distribution of this document in certain jurisdictions may be restricted by law. Persons into whose possession this document comes should inform themselves about and observe any such restrictions. Neither this document nor any other document issued or to be issued by or on behalf of the Company in connection with the redemption of Redeemable B Shares constitutes an invitation or offer to redeem Redeemable B Shares in any jurisdiction in which such invitation or offer is unlawful.

In particular, but without prejudice to the generality of the foregoing, the Redeemable B Shares have not been and will not be registered under the US Securities Act of 1933, as amended or the state securities laws of any state of the United States and such shares may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of such laws.

2. Registrars

The registrars for the Redeemable B Shares will be Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA.

3. Consent

Cazenove has given, and has not withdrawn, its written consent to the issue of this document with the inclusion herein of its name in the form and context in which it appears.

4. Authorised share capital

The Company has an authorised share capital of £157,000,000.

5. General

All questions as to validity, form and eligibility in relation to the Redemption Form will be determined by the Company (which may delegate this power in whole or part to Lloyds TSB Registrars) and such determination shall be final and binding.

Any authority conferred by or agreed to by execution of the Redemption Form shall not be affected by, and any such authority shall survive, the death or incapacity of the Shareholder executing such form. All obligations of such Shareholder shall be binding upon the heirs, personal representatives, successors and assignees of such Shareholder.

Cazenove will be acting as a market maker in the Redeemable B Shares following Admission.

The Redeemable B Shares have not been and will not be marketed (i.e. issued to the public for cash through the London Stock Exchange). The Redeemable B Shares will be in registered form and may be settled through CREST. Future redemptions of Redeemable B Shares may take place via CREST. The existing Redeemable B Shares are listed on the Official List of the UK Listing Authority and are traded on the London Stock Exchange.

The expenses of, or in connection with, the issue of Redeemable B Shares which are payable by the Company are estimated to amount to approximately £0.06 million (excluding value added tax, if any).

Definitions

The following terms apply throughout this document unless the context otherwise requires.

"ACT"	advance corporation tax
"Admission"	the admission of the Redeemable B Shares to the Official List and the admission of those shares to trading on the London Stock Exchange becoming effective
"AGM" or "Annual General Meeting"	the Annual General Meeting of the Company convened for Thursday 25 April 2002 at 11.00am, notice of which is set out at the end of this document
"B preferential dividend"	non-cumulative preferential dividend paid to holders of the Redeemable B Shares
"Board" or "Directors"	the Directors of Elementis plc as at the date of this document
"business day"	a day upon which pounds sterling deposits may be dealt in on the London inter-bank market and commercial banks are generally open in London
"Calculation Period"	each six monthly period ending on 2 May or 2 November by reference to which the B preferential dividend is calculated
"Cazenove"	Cazenove & Co Ltd
"Companies Act"	the Companies Act 1985 (as amended)
"Company" and "Elementis"	Elementis plc
"CREST"	the relevant system (as defined in the Uncertificated Securities Regulation 1995) in respect of which CRESTCo Limited is the operator
"Employee Share Schemes"	the Harrisons & Crosfield Group Share Option Scheme 1987, Harrisons & Crosfield Savings Related Share Option Scheme 1989, Elementis Performance Share Plan, Elementis Unapproved Discretionary Share Option Plan 1998, Elementis Approved Discretionary Share Option Plan 1998 and the Elementis Savings-Related Share Option Scheme 1998
"Existing Redeemable B Shares"	the Redeemable B Shares of 1 penny each in the capital of the Company which were issued on 2 May 2000 and/or 2 November 2000 and/or 2 May 2001 and/or 2 November 2001 and which remain outstanding
"Group"	the Company and its subsidiary undertakings
"LIBOR"	London inter-bank offered rate
"Loan Notes"	the floating rate unsecured loan notes of 56 pence nominal value each of the Company
"London Stock Exchange"	London Stock Exchange plc
"Official List"	the Official List maintained by the UK Listing Authority of securities admitted to listing
"Ordinary Shares"	an ordinary share of 5 pence in the share capital of the Company
"Payment Date"	2 May and 2 November in each year or, if any such day is not a business day, on the next business day

"Proxy Form" or "Form of Proxy"	the form of proxy accompanying this document for use in connection with the Annual General Meeting
"Record Date"	the record date for the proposed bonus issue of Redeemable B Shares, being the close of business on 26 April 2002
"Redeemable B Shares"	the redeemable B shares of 1 penny each in the capital of the Company proposed to be issued on the terms set out in this document
"Redeemable B Shareholder"	a holder of Redeemable B Shares
"Redemption Form"	the form accompanying this document for acceptance of the Redemption Offer
"Redemption Offer"	the offer by the Company to redeem Redeemable B Shares on 2 May 2002 on the terms and conditions set out in this document
"Reference Agent"	Cazenove or such other agent as the Company shall appoint from time to time
"Shareholder"	a holder of Ordinary Shares
"UK Listing Authority"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000
"US"	the United States of America and its territories and possessions and any state of the United States of America and the District of Columbia

Elementis plc

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the fifth ANNUAL GENERAL MEETING of the Company will be held at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED on Thursday 25 April 2002 at 11.00am for the following purposes:

ORDINARY BUSINESS

1. To receive and adopt the report of the directors and audited financial statements for the year ended 31 December 2001.
2. To re-elect Michael Hartnall, who retires by rotation, as a director of the Company.
3. To re-elect Edward Wilson, who retires by rotation, as a director of the Company.
4. To elect Geoff Gaywood, who was appointed since the last Annual General Meeting, as a director of the Company.
5. To elect Brian Taylorson, whose appointment is effective prior to the Annual General Meeting, as a director of the Company.
6. To re-appoint PricewaterhouseCoopers as auditors.
7. To authorise the directors to determine the remuneration of the auditors.

SPECIAL BUSINESS

To consider and, if thought fit, to pass the undermentioned Resolutions of which No. 8 will be proposed as an ordinary resolution and Nos. 9 and 10 will be proposed as special resolutions:

8. That the authority conferred by Article 4(B) of the Company's Articles of Association will be renewed (but without prejudice to the authority conferred by Resolution 10 passed at the Annual General Meeting held on 28 April 2000) and so that for this purpose the Section 80 amount will be £7,192,926.35 and the prescribed period will be the period from the date of this Meeting to the conclusion of the next Annual General Meeting of the Company or 24 July 2003, whichever shall be the earlier.
9. That the power conferred by Article 4(D) of the Company's Articles of Association be renewed and so that for this purpose the Section 89 amount will be £1,078,939 and the prescribed period will be the period specified in Resolution 8.
10. That the authority conferred on the Company at the fourth Annual General Meeting to make market purchases (as defined in Section 163(3) of the Companies Act 1985) of ordinary shares of 5 pence each in the capital of the Company be hereby renewed provided that:
    (a) the maximum number of ordinary shares hereby authorised to be purchased is 43,157,558;
    (b) the minimum price which may be paid for such shares is 5 pence per share exclusive of expenses;
    (c) the maximum price, exclusive of expenses, which may be paid for each such share is an amount equal to 105 per cent of the average of the market values for such share as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day on which the share is contracted to be purchased;
    (d) unless previously renewed, varied or revoked, the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company or 25 April 2003, if earlier; and

(e) the Company may make a contract to purchase its own shares under the authority hereby conferred prior to the expiry of such authority, which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of its own shares in pursuance of any such contract.

By order of the Board

Philip Brown
Company Secretary
19 March 2002

Registered office:

Ash House
Fairfield Avenue
Staines
TW18 4ES, UK

Notes:

(1) A member entitled to attend and vote may appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company but, except in the case of a proxy for a corporate member, is not entitled to vote except on a poll.

(2) The instrument appointing a proxy must reach the Company's Registrars not less than 48 hours before the time appointed for the meeting or adjourned meeting.

(3) Only holders of ordinary shares on the register at 6.00pm on Tuesday 23 April 2002 or their duly appointed proxies will be entitled to attend and/or vote at the meeting. Shareholders shall be entitled to vote in respect of the number of ordinary shares registered in their names at the above time and any subsequent changes shall be disregarded in determining rights to attend and vote.

(4) The register of directors' interests in the share capital of the Company and copies of all the service contracts of directors with the Company will be available for inspection at the registered office of the Company during normal business hours on any week day (excluding Saturdays and public holidays) from the date of this notice until the date of the Annual General Meeting and will be available for inspection at the place of the Annual General Meeting from 10.45am on the day of the meeting until its conclusion.

(5) Details relating to all the directors can be found the section entitled 'The Board and management team' in the Annual Report for 2001 accompanying this notice.

(6) Any shareholder may submit questions in advance of the meeting by writing to the Secretary at the registered office of the Company. Written replies to questions will be provided as it may not be practicable to deal with them all at the meeting.

Printed by **Burrups**, a St Ives Company B66428x/7636
London Paris Frankfurt Luxembourg New York Philadelphia Washington DC Hong Kong Tokyo



REUTERS

21Mar2002 UK: REG-Elementis PLC Corporate Action.

Elementis PLC 21 March 2002

ISSUE OF REDEEMABLE 'B' SHARES SECURITY TITLE *Ord Shs

MNEMONIC CODE *ELM
SEDOL CODE *241-854
TERMS *1 Redeemable 'B' Share for each Ordinary Share held
DEALINGS COMMENCE NEW SHARES *02-05-02 PROVISIONAL EX DATE *02-05-02

RECORD DATE *26-04-02
NOTES *

This information is provided by RNS
The company news service from the London Stock Exchange

COREAKDFAAKAEFE.

Sources: *REGULATORY NEWS SERVICE 21/03/2002*

SCHEDULE 3A

APPLICATION FOR ADMISSION OF SECURITIES TO THE OFFICIAL LIST
(SHARES AND DEBT SECURITIES)

This form of application for admission of securities to the Official List should be suitably adapted for an issuer which is not a public limited company. Please note that admission to the Official List will be simultaneous with admission to trading on a Recognised Investment Exchange (RIE). You will need to complete a separate application form to apply for trading on the RIE.

To: UK Listing Authority ____________20 __

Details of securities to be listed

ELEMENTIS PLC [insert name of issuer] ("the issuer") hereby applies for the securities detailed below to be admitted to the Official List of the UK Listing Authority subject to the listing rules of the UK Listing Authority.

Share capital			
Authorised		Denomination	Issued and paid up (inclusive of present issue)
12,500,000,000	in	1 PENNY	5,005,728,484
	in		
	in		
£			£

(Please include in brackets those shares listed under block listing procedures but not yet allotted)

Debt securities		
Nominal value	Redemption date	Coupon
£		

Please specify where the issuer is listed and the nature of the listing
Primary LONDON
Secondary

Please specify on which RIEs the issuer has applied to have its securities traded

Amounts and descriptions of securities for which application is now being made (include distinctive numbers if any)
431,575,581 REDEEMABLE B SHARES

Type of issue for which application is being made

Confirmation
We acknowledge our obligations under the listing rules and the legal implications of listing under the Financial Services and Markets Act 2000. Accordingly we confirm that:
(a) all the conditions for listing in the listing rules which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;
(b) all information required to be included in the listing particulars/prospectus* has been included therein, or, if the final version has not yet been submitted (or approved), will be included therein before it is so submitted; and
(c) all the documents and information required to be included in the application have been or will be supplied in accordance with the listing rules and all other requirements of the UK Listing Authority in respect of the application have been or will be complied with.
We undertake to comply with the listing rules from time to time of the UK Listing Authority so far as applicable to the issuer.
We undertake to lodge with you the declaration required pursuant to paragraph 7.8(i) of the listing rules of the UK Listing Authority in due course.

Signed [signature]
Director or secretary or other duly authorised officer for and on behalf of DIRECTOR & COMPANY SECRETARY
Name of issuer ELEMENTIS PLC

To be completed in all cases

Application to be heard on:	
Admission expected to be effective on:	2 MAY 2002

Name(s) of contact(s) at issuer regarding the Application D PRITCHARD

Form 1

APPLICATION FOR ADMISSION OF SECURITIES TO TRADING

This form of application should be submitted to Company Services, London Stock Exchange, Old Broad Street, London, EC2N 1HP, to arrive no later than **two business days** prior to the date on which the issuer is requesting consideration of the application for admission to trading.

If you require assistance, please call the Company Services Help Desk on **+44 (0)20 7797 1600**.

To: London Stock Exchange

1. Full name of issuer | ELEMENTIS PLC |

   hereby applies for the following securities to be admitted to trading on the London Stock Exchange subject to the Admission & Disclosure Standards ("the Standards").

2. **Amount and full description of each class of security for the application is now being made:** Example: 30,000,000 ordinary shares of 20 pence each fully paid. Where securities are to be issued under an issuance programme, please give a description of the programme and the maximum amount of securities that may be admitted to trading at any one time.

431,575,581 REDEEMABLE B SHARES OF ONE PENNY

3. **Type of issue for which application is being made:** Example: Bonus, Rights, Placing, Open Offer, Block Listing Eurobond, MTN Programme

CAPITALISATION ISSUE

4. **Are the securities for which application is now made identical* in all respects**

   (a) with each other? | Yes/~~No~~ |

   (b) with an existing class of security? | Yes/~~No~~ |

   If you answered NO to either question how do the securities differ and when will they become identical?

5. **Definitive certificates (or where relevant definitive bearer securities) in respect of the securities for which application to trading is now sought were/will be issued on:**

   Date: 2ND MAY 2002

   Please indicate whether the certificates are in registered or bearer form:

   Registered/~~Bearer~~

***Note in relation to Question 4:**
'identical' means in this context:

(a) the securities are of the same nominal value with the same amount called or paid up;
(b) they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and
(c) they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.

Default place of settlement (system):	CREST

Declaration

We acknowledge our obligations under the Standards. Accordingly we declare that:

(a) all the conditions for trading in the Standards which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all the documents and information required to be included in the application have been or will be supplied in accordance with the Standards and all other requirements of the Exchange in respect of the application have been or will be complied with; and

(c) (for new applicants only) the issuer is in compliance with the requirements of any securities regulator that regulates it and/or any stock exchange on which it has its securities traded.

We undertake to comply with the Standards as published by the London Stock Exchange from time to time.

Signed [signature] **Date**

Director or secretary or other duly authorised officer, for and on behalf of

Name of issuer	ELEMENTIS PLC
Application to be considered on (date)	
Dealings expected to commence on (date)	2ND MAY 2002
Contact at the issuer	MS KERIN WILLIAMS
Name	MS KERIN WILLIAMS
Email address	–
Telephone number	01784 224374

Contact at nominated representative (if applicable)

Name	D. PRITCHARD
Email address	daniel.Pritchard@CAZENOVE.COM
Telephone number	0207 825 9071

Please indicate whether you would like the above information to be added to the Exchange's mailing list in order to receive information on Exchange products, services and news. Yes/No


16

REUTERS

03Apr2002 UK: REG-Elementis PLC Director Shareholding.

Elementis PLC

2 April 2002

DEALINGS BY DIRECTORS


03 OCT 23 AM 7:21

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF DIRECTOR

BRIAN TAYLORSON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

INTEREST OF A DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

BRIAN TAYLORSON

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

INTEREST OF A DIRECTOR APPOINTED 2 APRIL 2002

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7) Number of shares/amount of stock acquired

30,000

8) (0.007%) of issued Class

9) Number of shares/amount
of stock disposed

10) (N/A %)
of issued Class

11) Class of security

ORDINARY 5P

12) Price per share

29.9P

13) Date of transaction

5 MARCH 02

14) Date company informed

5 MARCH 02
APPOINTED AS A DIRECTOR 2 APRIL 02

15) Total holding following this notification

30,000 ORDINARY SHARES

16) Total percentage holding of issued class following this notification

0.007%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY
PLEASE
COMPLETE THE FOLLOWING BOXES

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held
following this notification

23) Any additional information

24) Name of contact and telephone number for queries

PENNY WATSON 01784 22 4373

25) Name and signature of authorised company official responsible for making this notification K WILLIAMS
DEPUTY COMPANY SECRETARY

Date of Notification 2 APRIL 2002

This information is provided by RNS
The company news service from the London Stock Exchange

END

'RDSILFLLSAIFIIF.

Sources: *REGULATORY NEWS SERVICE 03/04/2002*

03 OCT 23 AM 7:21

(17)

DEALINGS BY DIRECTORS

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF DIRECTOR

GEOFF GAYWOOD

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7) Number of shares/amount of stock acquired

8) (N/A %) of issued Class

9) Number of shares/amount of stock disposed

10) (N/A %) of issued Class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
COMPLETE THE FOLLOWING BOXES

17) Date of grant

11 APRIL 2002

18) Period during which or date on which exercisable

1 JUNE 2007 - 1 DEC 2007

19) Total amount paid (if any) for grant of the option

N/A SAYE GRANT

20) Description of shares or debentures involved: class, number.

5P ORDINARY SHARES

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

21.92 PENCE

22) Total number of shares or debentures over which options held
following this notification

75,501 SAYE OPTIONS

23) Any additional information

24) Name of contact and telephone number for queries

KERIN WILLIAMS 01784 22 4374

25) Name and signature of authorised company official responsible for
making this notification

Date of Notification 12 APRIL 2002

END

'RDSILFLESDIFLIF.

Sources: *REGULATORY NEWS SERVICE 12/04/2002*



REUTERS

12Apr2002 UK: REG-Elementis PLC Director Shareholding.



03 OCT 23 AM 7:21

Elementis PLC 12 April 2002

DEALINGS BY DIRECTORS

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF DIRECTOR

PHILIP BROWN

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7) Number of shares/amount of stock acquired

8) (N/A %) of issued Class

9) Number of shares/amount of stock disposed

10) (N/A %) of issued Class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
COMPLETE THE FOLLOWING BOXES

17) Date of grant

11 APRIL 2002

18) Period during which or date on which exercisable

1 JUNE 2005 - 1 DEC 2005

19) Total amount paid (if any) for grant of the option

N/A SAYE GRANT

20) Description of shares or debentures involved: class, number.

5P ORDINARY SHARES

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

21.92 PENCE

22) Total number of shares or debentures over which options held following this notification

43,339 SAYE OPTIONS

23) Any additional information

24) Name of contact and telephone number for queries

KERIN WILLIAMS 01784 224374

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 12 APRIL 2002.
DEALINGS BY DIRECTORS

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF DIRECTOR

BRIAN TAYLORSON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7) Number of shares/amount of stock acquired

8) (N/A %) of issued Class

9) Number of shares/amount of stock disposed

10) (N/A %) of issued Class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
COMPLETE THE FOLLOWING BOXES

17) Date of grant

11 APRIL 2002

18) Period during which or date on which exercisable

1 JUNE 2007 - 1 DEC 2007

19) Total amount paid (if any) for grant of the option

N/A SAYE GRANT

20) Description of shares or debentures involved: class, number.

5P ORDINARY SHARES

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

21.92 PENCE

22) Total number of shares or debentures over which options held following this notification

75,501 SAYE OPTIONS

23) Any additional information

24) Name of contact and telephone number for queries

KERIN WILLIAMS 01784 224374

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 12 APRIL 2002.


19

16Apr2002 UK: REG-Elementis PLC Holding(s) in Company.

Elementis PLC 16 April 2002

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FIDELITY INTERNATIONAL LIMITED AND FMR CORP

3) Please state whether notification indicates that it is in respect of

holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

PLEASE SEE BELOW

5) Number of shares/amount of stock acquired.

6) (N/A %) of issued Class

7) Number of shares/amount of stock disposed

PLEASE SEE BELOW

8) (N/A %) of issued Class

9) Class of security

ORDINARY SHARES OF 5P

10) Date of transaction

12 APRIL 2002

11) Date company informed

16 APRIL 2002

12) Total holding following this notification

25,091,654

13) Total percentage holding of issued class following this notification

5.81%

14) Any additional information

15) Name of contact and telephone number for queries

PENNY WATSON 01784 22 4373

16) Name and signature of authorised company official responsible for

making this notification

K WILLIAMS
DEPUTY COMPANY SECRETARY

Date of Notification 16 APRIL 2002..............

LETTER TO ELEMENTIS PLC - DATED 12 APRIL 2002

Amendment £4

NOTIFICATIONS UNDER SECTIONS 198 TO 202 -- U.K. COMPANIES ACT

1. Company in which shares are held: Elementis Plc

2. Notifiable Interest: Ordinary Shares

(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109.

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds. (See Schedule A for listing of Registered Shareholders and their holdings.)

(B) Fidelity International Limited (FIL)
P.O. BOX HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries,

including Fidelity Investment Services Ltd. (FISL), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings).

3. The notifiable interests also comprise the notifiable interest of:

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

Principal shareholder of FMR Corp and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

LETTER FROM FIDELITY MANAGEMENT & RESEARCH COMPANY

SCHEDULE A

SECURITY: Elementis Plc Amendment £4

SHARES HELD MANAGEMENT NOMINEE/REGISTERED
COMPANY NAME
(Ordinary Shares)

326,800 FMRCO HSBC
23,143,437 FISL Chase Nominees Ltd
1,621,417 FIL Chase Nominees Ltd

TOTAL ORDINARY SHARES: 25,091,654

CURRENT OWNERSHIP PERCENTAGE: 5.81%

SHARES IN ISSUE: 431,575,581

CHANGE IN HOLDINGS SINCE
LAST FILING: (4,989,781) ordinary shares

This information is provided by RNS
The company news service from the London Stock Exchange

END

'HOLILFELSTIRLIF.

Sources: *REGULATORY NEWS SERVICE 16/04/2002*



REUTERS

23May2002 UK: REG-Elementis PLC Director Shareholding.

Elementis PLC 23 May 2002

DEALINGS BY DIRECTORS

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF DIRECTOR

EDWARD WILSON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

INTEREST OF A DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

EDWARD WILSON

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7) Number of shares/amount of stock acquired

31,250

8) (N/A %) of issued Class

9) Number of shares/amount

of stock disposed

10) (N/A %)
of issued Class

11) Class of security

REDEEMABLE B SHARE

12) Price per share

13) Date of transaction

2 MAY 2002

14) Date company informed

22 MAY 2002

15) Total holding following this notification

98,375

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY
PLEASE
COMPLETE THE FOLLOWING BOXES

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held
following this notification

23) Any additional information

24) Name of contact and telephone number for queries

PENNY WATSON - 01784 224373

25) Name and signature of authorised company official responsible for

making this notification

Date of Notification 23 MAY 2002

This information is provided by RNS
The company news service from the London Stock Exchange

END
'RDSILFIEESIVFIF.

Sources:*REGULATORY NEWS SERVICE 23/05/2002*



REUTERS

18Jun2002 UK: REG-Elementis PLC Holding(s) in Company.

Elementis PLC 18 June 2002

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

SCHRODER INVESTMENT MANAGEMENT LIMITED

3) Please state whether notification indicates that it is in respect of

holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

SEE BELOW

6) (N/A %) of issued Class

7) Number of shares/amount of stock disposed

8) (N/A %) of issued Class

9) Class of security

ORDINARY SHARES OF 5P

10) Date of transaction

17 JUNE 2002

11) Date company informed

18 JUNE 2002

12) Total holding following this notification

51,913,480

13) Total percentage holding of issued class following this notification

12.029%

14) Any additional information

15) Name of contact and telephone number for queries

NICKY RUSSELL/PHILIP BROWN
01784 224366

16) Name and signature of authorised company official responsible for

making this notification

PHILIP BROWN
SECRETARY

Date of Notification 18 JUNE 2002

LETTER TO: ELEMENTIS PLC 17 June 2002

5p ORDINARY SHARES ("SHARES")

We write to advise you that we, Schroder Investment Management Limited, have an interest in 46,163,480 shares which are held in portfolios managed by us on a

discretionary basis for clients under investment management agreements.

Included in this figure are: -

(i) 3,756,900 shares registered or to be registered in the name of our wholly-owned subsidiary nominee company, Schroder Nominees Limited (Schroder Nominees),

(ii) 26,300,616 shares held in (a) unit trust(s) operated and managed by an affiliated company, Schroder Unit Trusts Limited (SUTL), and registered or to be registered in the name of Chase Nominee and,

(iii) 16,105,964 shares neither registered nor to be registered in the name of Schroder Nominees. The registration details are shown on the schedule

below.

An affiliated company, Schroder Investment Management North America Inc (SIMNA
Inc), is managing a portfolio on a similar basis holding a further 5,750,000 shares. This holding is registered or to be registered in the name of Chase Nominees Limited.

We believe that we, our subsidiary and affiliated company are therefore interested in an overall aggregate of 51,913,480 shares, representing some 12.029% of the total number of shares in issue, namely 431,575,581.

This notification is made to you:-

(a) in respect of our interest as investment managers,

(b) on behalf of SIMNA Inc and SUTL in relation to the interests they are

treated as having respectively under the Companies Act 1985 (the Act), and

(c) on behalf of Schroders plc, our holding company, which is treated as having an interest in all of the above shares under the Act by virtue of its ownership of SIMNA Inc, SUTL and ourselves.

From: Duncan Murray (Regulatory Reporting Assistant).

5P ORDINARY SHARES
SCHEDULE
REGISTRATION AMOUNT

Chase Nominees Limited 3,990,000

Imperial Pensions Nominees Limited 3,507,036

Mineworkers' Pension Scheme a/c: R 2,762,374

British Coal Staff Superannuation a/c: P 5,846,554

16,105,964

END

'HOLILFFLRAITLIF.

Sources: *REGULATORY NEWS SERVICE 18/06/2002*



REUTERS

01Aug2002 UK: REG-Elementis PLC Director Shareholding.

Elementis PLC

01 August 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
Elementis plc

2. Name of director
Jonathan Michael Fry

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

See 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Jonathan Michael Fry

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7. Number of shares / amount of stock acquired

75,000 Ordinary Shares of 5p

8. Percentage of issued class
0.01738%

9. Number of shares/amount of stock disposed
N/A

10. Percentage of issued class
N/A

11. Class of security
Ordinary Shares of 5p

12. Price per share
32p

13. Date of transaction
1 August 2002

14. Date company informed
1 August 2002

15. Total holding following this notification
140,240 Ordinary Shares of 5p

16. Total percentage holding of issued class following this notification
0.03249%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Mrs A White TEL: 01784 224374

25. Name and signature of authorised company official responsible for making this notification

Philip D Brown

Date of Notification
1 August 2002

END

'RDSILFLDTFILIIF.

Sources: *REGULATORY NEWS SERVICE 01/08/2002*


23

08Aug2002 UK: REG-Elementis PLC Director Shareholding.

Elementis PLC

08 August 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
Elementis plc

2. Name of director
Richard Lee McNeel

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

See 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Richard Lee McNeel

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7. Number of shares / amount of stock acquired

50,000 shares

8. Percentage of issued class
0.01159%

9. Number of shares/amount of stock disposed
N/A

10. Percentage of issued class
N/A

11. Class of security
Ordinary shares of 5p

12. Price per share
33.7 pence per share

13. Date of transaction
1 August 2002

14. Date company informed
8 August 2002

15. Total holding following this notification
96,600 ordinary shares

16. Total percentage holding of issued class following this notification
0.02238%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Mrs A White TEL: 01784 224374

25. Name and signature of authorised company official responsible for making this notification

Philip D Brown

Date of Notification
8 August 2002

END
'RDSILFLDTSITIIF.

Sources: *REGULATORY NEWS SERVICE 08/08/2002*

(24)

REUTERS

13Aug2002 UK: REG-Elementis PLC Holding(s) in Company.

Elementis PLC

13 August 2002

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

SCHRODER INVESTMENT MANAGEMENT LIMITED

3) Please state whether notification indicates that it is in respect of

holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

PLEASE SEE BELOW

5) Number of shares/amount of stock acquired.

6) (N/A %) of issued Class

7) Number of shares/amount of stock disposed

PLEASE SEE BELOW

8) (N/A %) of issued Class

9) Class of security

ORDINARY SHARES OF 5P

10) Date of transaction

12 AUGUST 2002

11) Date company informed

13 AUGUST 2002

12) Total holding following this notification

51,644,195

13) Total percentage holding of issued class following this notification

11.966%

14) Any additional information

15) Name of contact and telephone number for queries

PENNY WATSON 01784 224373

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 13 AUGUST 2002............

Letter to: Elementis Plc

Dated: 12 August 2002

5p ORDINARY SHARES ("SHARES")

We write to advise you that we, Schroder Investment Management Limited, have an interest in 46,144,195 shares which are held in portfolios managed by us on a discretionary basis for clients under investment management agreements.

Included in this figure are:

(i) 3,756,900 shares registered or to be registered in the name of our wholly-owned subsidiary nominee company, Schroder Nominees Limited (Schroder Nominees),

(ii) 26,281,331 shares held in (a) unit trust(s) operated and managed by an affiliated company, Schroder Unit Trusts Limited (SUTL), and registered or to be registered in the name of Chase Nominee and.

(iii) 16,105,964 shares neither registered nor to be registered in the name of Schroder Nominees. The registration details are shown on the schedule below.

An affiliated company, Schroder Investment Management North America Inc (SIMNA

Inc), is managing a portfolio on a similar basis holding a further 5,500,000 shares. This holding is registered or to be registered in the name of Chase Nominees Limited.

We believe that we, our subsidiary and affiliated company are therefore interested in an overall aggregate of 51,644,195 shares, representing some 11.966% of the total number of shares in issue, namely 431,575,581.

This notification is made to you:

(a) in respect of our interest as investment managers,

(b) on behalf of SIMNA Inc and SUTL in relation to the interests they are

treated as having respectively under the Companies Act 1985 (the Act), and

(c) on behalf of Schroders plc., our holding company, which is treated as having an interest in all of the above shares under the Act by virtue of its ownership of SIMNA Inc, SUTL and ourselves.

We shall be grateful if you will kindly confirm the total number of shares currently in issue.

Letter from: Schroders

5P ORDINARY SHARES
SCHEDULE

REGISTRATION AMOUNT

Chase Nominees Limited 3,990,000
Imperial Pensions Nominees Limited 3,507,036
Mineworkes' Pension Scheme a/c: R 2,762,374
British Coal Staff Superannuation a/c: P 5,846,554

16,105,964

This information is provided by RNS
The company news service from the London Stock Exchange

END

'HOLILFIVTRIVLIF.

Sources:_REGULATORY NEWS SERVICE 13/08/2002_



REUTERS

27Aug2002 UK: REG-Elementis PLC Holding(s) in Company.

Elementis PLC 27 August 2002

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FIDELITY INTERNATIONAL LIMITED

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

PLEASE SEE BELOW

5) Number of shares/amount of stock acquired.

PLEASE SEE BELOW

6) (%) of issued Class

7) Number of shares/amount of stock disposed

8) (%) of issued Class

9) Class of security

ORDINARY SHARES OF 5p

10) Date of transaction

23 AUGUST 2002

11) Date company informed

26 AUGUST 2002

12) Total holding following this notification

26,302,890

13) Total percentage holding of issued class following this notification

6.09%

14) Any additional information

15) Name of contact and telephone number for queries

PENNY WATSON
01784 224373

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 27 AUGUST 2002

LETTER TO: ELEMENTIS PLC DATED AUGUST 23, 2002

Amendment No. 5

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - U.K. COMPANIES ACT

1. Company in which shares are held: Elementis Plc

2. Notifiable Interest: Ordinary Shares

Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3. The notifiable interests also comprise the notifiable interest of:

Mr. Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

Principal shareholder of Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

LETTER FROM: FIDELITY MANAGEMENT & RESEARCH COMPANY.

Schedule A Amendment No. 5

Security: Elementis Plc

SHARES HELD MANAGEMENT NOMINEE/REGISTERED COMPANY NAME
(Ordinary Shares)

24,595,473	FISL	Chase Nominees Ltd
1,707,417	FIL	Chase Nominees Ltd

Total Ordinary Shares 26,302,890

Current ownership percentage: 6.09%

Shares in issue: 431,575,581

Change in holdings since last filing: +1,211,236 ordinary shares

This information is provided by RNS
The company news service from the London Stock Exchange

END

'HOLILFLITTIDFIF.

Sources: *REGULATORY NEWS SERVICE 27/08/2002*

26

REUTERS

04Sep2002 UK: REG-Silchester Int.Inv. SAR - (Elementis Plc).

Silchester International Inv.Ld

04 September 2002

FORM SAR 5

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel.
A copy must also be sent to the company the shares of which are being sold.

Date of disclosure

4th September 2002

DISCLOSURE UNDER NOTE 3 OF RULE 5 OF THE RULES GOVERNING SUBSTANTIAL ACQUISITIONS OF SHARES ("SARs")

Date of sale

21st August 2002

Sale of (name of company)

Elementis

1. Class of voting shares (eg ordinary shares)

Ordinary

Number of shares/rights over shares sold

545,920 Shares Rights

If rights over shares sold, as opposed to the shares themselves, specify nature of rights

2. Resultant total holding of voting shares (and % of total voting shares in issue)

64,388,539 14.93 %

Resultant total holding of rights over shares (and % of total voting shares in

issue)

64,388,539 14.93 %

Total percentage

14.93 %

3. Party making disclosure

Silchester International Investors Limited

4. (a) Name of person selling shares or rights over shares

Silchester International Investors Limited

and, if different, beneficial owner

1199 Health Care Employees Pension Fund

(b) Names of any other persons acting by agreement or understanding

n/a

Signed, for and on behalf of the party named in (3) above

M Plummer

(Also print name of signatory)

Maria Plummer

Telephone and extension number

020 7468 5916

For full details of the SARs disclosure requirements, see Rules 3 and 5 of the SARs. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail: monitoring@disclosure.org.uk

'SADLIMBTMMJMBPT.

Sources: *REGULATORY NEWS SERVICE 04/09/2002*



23Sep2002 UK: REG-Elementis PLC Holding(s) in Company.

Elementis PLC

23 September 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Elementis PLC

2. Name of shareholder having a major interest Fidelity International Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

4. Name of the registered holder(s) and, if more than one holder, the number of

shares held by each of them

Chase Nominees Ltd 28,304,589
Chase Nominees Ltd 1,932,117

5. Number of shares / amount of stock acquired
3,933,816 Ordinary Shares

6. Percentage of issued class 0.9115%

7. Number of shares / amount of stock disposed N/A

8. Percentage of issued class N/A

9. Class of security Ordinary Shares of 5p each

10. Date of transaction

11. Date company informed 23 September 2002

12. Total holding following this notification 30,236,706 Ordinary Shares of 5p each

13. Total percentage holding of issued class following this notification 7.006%

14. Any additional information

15. Name of contact and telephone number for queries Mrs A S White

TEL: 01784 224374

16. Name and signature of authorised company official responsible for making this notification Mrs A S White

Date of notification 23 September 2002

END

'HOLILFLLAFIVFIF.

Sources: *REGULATORY NEWS SERVICE 23/09/2002*

REUTERS

27Sep2002 UK: REG-Elementis PLC Doc re. Issue of B Shares.

.
Elementis PLC 27 September 2002

Elementis plc
Issue of Redeemable B Shares

A copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Tel.No. (0)20 7676 1000

For further information contact:

Elementis plc 01784 224212
Anna Passey - Head of Corporate Communications

Brunswick Group Limited 020 7404 5959
Fiona Fong

This information is provided by RNS
The company news service from the London Stock Exchange

END

'DOCPUUMUBUPPGAM.

Sources: *REGULATORY NEWS SERVICE 27/09/2002*

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. When considering what action you should take, you are recommended to seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent professional adviser duly authorised under the Financial Services and Markets Act 2000.

If you have sold or transferred, or sell or transfer on or before 28 October 2002, all of your ordinary shares of 5 pence each in Elementis plc, please send this document and the accompanying Redemption Form to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was or is effected for transmission to the purchaser or transferee.

Cazenove & Co. Ltd, who are regulated in the United Kingdom by The Financial Services Authority, are acting solely for Elementis plc in relation to the proposed issue of and offer to redeem Redeemable B Shares described in this document and no one else and will not be responsible to anyone other than Elementis plc for providing the protections afforded to customers of Cazenove & Co. Ltd, nor for providing advice in relation to the proposed issue of and offer to redeem Redeemable B Shares.

Application has been made to the UK Listing Authority for the Redeemable B Shares to be admitted to the Official List. It is expected that Admission of the Redeemable B Shares will become effective and dealings in them will commence on 4 November 2002.


ELEMENTIS

Elementis plc

Issue of Redeemable B Shares

A letter from the Chairman of Elementis plc appears on pages 3 to 5 of this document.

To be valid, Redemption Forms must be returned to Lloyds TSB Registrars so as to be received no later than 5.00pm on Monday 28 October 2002.

If you have any queries in relation to the Redemption Form, you may call Lloyds TSB Registrars on 0800 169 6946 between 9.00am and 5.00pm on any business day. Lloyds TSB Registrars will not provide advice on the merits of the proposals set out in this document nor give any financial or taxation advice.

Contents

The definitions and abbreviations set out in "Definitions" apply throughout this document unless the context requires otherwise.

Timetable of principal events

Latest time and date for receipt of redemption forms (from certificated and uncertificated Shareholders) and/or completed share certificates	5.00pm on Monday 28 October 2002
Record date for entitlements to Redeemable B Shares	Monday 28 October 2002
Redeemable B Shares expected to be admitted to trading on the London Stock Exchange and dealings commence	8.00am on Monday 4 November 2002
Redeemable B Shares redeemed by the Company pursuant to Redemption Forms or share certificates validly completed and received by 28 October 2002	Monday 4 November 2002
Redeemable B Shares entered into CREST	Monday 4 November 2002
Despatch of share certificates in respect of the Redeemable B Shares	by Monday 4 November 2002
Despatch of cheques in respect of Redeemable B Shares redeemed	by Monday 4 November 2002

If any of the above times or dates should change, the revised times and/or dates will be notified to Shareholders by an announcement on the Regulatory News Service of the London Stock Exchange.



Letter from the Chairman of Elementis plc

Elementis plc

Registered in England and Wales No. 3299608

Registered office:
Ash House
Fairfield Avenue
Staines
TW18 4ES, UK

27 September 2002

To Shareholders and, for information only, to holders of Loan Notes.

Dear Shareholder

Introduction

On 31 July 2002, Elementis announced its interim results and stated its decision to issue further Redeemable B Shares. This document gives you details of the issue and related redemption offer.

Background to the issue of Redeemable B Shares

At the Annual General Meeting on 28 April 2000, Shareholders conferred authority on the Board to issue Redeemable B Shares.

The Board is not proposing to pay an interim ordinary dividend. Instead, it will issue Redeemable B Shares to Shareholders on the Company's register of members on 28 October 2002, on the basis of 1.1 Redeemable B Shares for each Ordinary Share held. These will be paid up out of the Company's merger reserve. This is coupled with an offer to redeem these new shares for cash at their nominal value on 4 November 2002.

Summary details of the new Redeemable B Shares

The issue of the new Redeemable B Shares involves the following:

- there will be a capitalisation issue out of the Company's merger reserve of Redeemable B Shares which will be allotted to holders of Ordinary Shares on the basis of:

  1.1 Redeemable B Shares for every 1 Ordinary Share.

- based on the existing issued share capital as at the date of this document, this would lead to an issue of up to 474,733,140 Redeemable B Shares.
- the Redeemable B Shares will have a nominal value of 1 penny each, limited voting rights and will carry a non-cumulative preferential dividend at a rate of 75 per cent of six month LIBOR per annum. The B Preferential Dividend will be paid six months in arrears with the first dividend for this issue being payable in May 2003.
- holders of Redeemable B Shares may elect to have all or part of their holdings of Redeemable B Shares redeemed on 4 November 2002 at the nominal value of 1 penny per share by completing and returning the Redemption Form by 28 October 2002. The Board, at its discretion, would expect to make further redemption offers in the future so as to give any holders of Redeemable B Shares who do not have their Redeemable B Shares redeemed on 4 November 2002, the opportunity to have them redeemed at their nominal value subsequently.
- where the issue of Redeemable B Shares would result in Shareholders holding a fraction of a Redeemable B Share, this will be rounded up to the nearest whole Redeemable B Share.

Redemption offer in respect of existing Redeemable B Shares

A further offer is being made to holders of existing Redeemable B Shares to redeem these shares at their nominal value on 4 November 2002. Such holders should read the letter entitled 'Notice of a further *redemption offer for the Elementis plc Redeemable B Shares' for details of the action which they should take* if they wish to accept this offer.

Future payments to Shareholders

It is expected that future payments to Shareholders will be made either through the issue of further Redeemable B Shares or in the form of a cash dividend.

Employee Share Schemes

Redeemable B Shares will not be issued to option holders under the Employee Share Schemes and the rights of such option holders will not be affected by the issue and redemption of the Redeemable B Shares.

PEPs and ISAs

The Redeemable B Shares should be qualifying investments for the purposes of the relevant PEP and ISA regulations.

Loan Note holders

The issue of the Redeemable B Shares will not affect holders of Loan Notes. This document is sent to such holders for information purposes only.

United Kingdom taxation

A guide to the general tax position of United Kingdom Shareholders as at the date of this document is set out in Part II of this document.

In summary, the proceeds from the redemption of the Redeemable B Shares will generally be treated in the hands of a Shareholder as proceeds of a disposal for the purposes of UK taxation of chargeable gains.

Shareholders who are in any doubt as to their tax position or who are subject to tax in a jurisdiction other than the United Kingdom should consult their professional adviser.

Additional information

Your attention is drawn to the additional information contained in the rest of this document.

Action to be taken

Shareholders who hold their Ordinary Shares in certificated form (i.e. not in CREST) or in uncertificated form (i.e. in CREST) and who wish to have their Redeemable B Shares redeemed by 4 November 2002 and their redemption cheques posted to them should **complete and return the enclosed Redemption Form so as to be received by the Company's registrars, Lloyds TSB Registrars, no later than 5.00pm on 28 October 2002. Shareholders who do so will have their names entered in the register of Redeemable B Shareholders but no share certificates will be despatched to them.**

Shareholders who do not wish to have their Redeemable B Shares redeemed need take no action. After 4 November 2002, Shareholders will only have an opportunity to redeem their Redeemable B Shares if the Board decides at its discretion to make a redemption offer. Any such offer would be announced by the Company.

Shareholders who receive more than one copy of this document and the Redemption Form and who wish to redeem all of their Redeemable B Shares should either complete and return all of the Redemption Forms which they have received or contact Lloyds TSB Registrars as described in Part I, section 2 of this document for advice.

Recommendation

Your Board, which has received financial advice from Cazenove, considers the issue of Redeemable B Shares and the making of the related redemption offer to be in the best interests of the Company and Shareholders as a whole. In providing advice to the Directors, Cazenove has placed reliance upon the Directors' commercial assessment of the proposals.

The Directors intend to accept the redemption offer for all the Redeemable B Shares received in respect of their own beneficial holdings totalling 399,368 Ordinary Shares.

Yours faithfully

Jonathan Fry
Chairman

Part I Details of Redeemable B Shares and the Redemption Offer

1 Allotment of Redeemable B Shares and Admission

The Board will capitalise the sum of up to £4.8 million standing to the credit of the Company's merger reserve and will apply this sum in paying up in full such number of Redeemable B Shares as is equal to 1.1 times the number of Ordinary Shares in issue on the Record Date. The Redeemable B Shares will be allotted to Shareholders on the Company's register of members on the Record Date on the basis of 1.1 Redeemable B Shares for every Ordinary Share then held. No Redeemable B Shares will be marketed or made available in whole or part to the public. The capitalisation of reserves and the allotment of the Redeemable B Shares will be effected pursuant to the authorities given at the Annual General Meeting of the Company held on 28 April 2000.

If holders of options to subscribe for shares in the Company which are exercisable prior to the Record Date under the Employee Share Schemes elect to exercise all such options prior to that date, then the amount that would be capitalised could be increased by up to £8,630 which would be applied in paying up in full up to 862,964 Redeemable B Shares.

The Redeemable B Shares will carry a non-cumulative preferential dividend of 75 per cent of the LIBOR for six month deposits in pounds sterling per annum (exclusive of withholding tax deductible therefrom). B Preferential Dividends on the Redeemable B Shares will be paid six monthly in arrears on 2 May and 2 November in each year (or, if such date is not a business day, on the next business day). The next B Preferential Dividend will be paid on 2 May 2003 in respect of the dividend calculation period commencing on 2 November 2002. The Redeemable B Shares will carry limited voting rights and do not rank pari passu with the existing Ordinary Shares. The new Redeemable B Shares will however rank pari passu with the existing Redeemable B Shares.

Application has been made for the Redeemable B Shares to be admitted to the Official List and dealings are expected to commence on 4 November 2002. Elementis has applied for the Redeemable B Shares to be admitted to CREST with effect from Admission. Accordingly, settlement of market transactions may take place within the CREST system.

2 Redemption

As described more fully in section 5 below the Redeemable B Shares are redeemable at their nominal value of 1 penny each as follows:

- at a Shareholder's option on 4 November 2002 or during any other period when the Company declares that Shareholders can elect to have their Redeemable B Shares redeemed;
- at the Company's option at any time if more than 90 per cent of the Redeemable B Shares in issue have then been redeemed; and
- at the Company's option on or after 27 April 2005.

All Redeemable B Shares which are redeemed will be cancelled and will not be reissued.

Subject to listing of the Redeemable B Shares on the Official List, the Company will offer to redeem the Redeemable B Shares on 4 November 2002. A Redemption Form is enclosed for use by Shareholders who hold their Redeemable B Shares in either certificated or uncertificated form. If this form is validly completed and returned to the Company's registrars, Lloyds TSB Registrars, by 5.00pm on 28 October 2002, Shareholders will be entitled to have all or part of their holdings of Redeemable B Shares redeemed on 4 November 2002. Cheques in respect of such redemptions will be sent out by 4 November 2002. No share certificates will be issued in respect of such Redeemable B Shares.

Redemption Forms will not be valid if returned after 5.00pm on 28 October 2002. Shareholders who do not return a Redemption Form to be received by Lloyds TSB Registrars by 5.00pm on 28 October 2002 will be sent a Redeemable B Share certificate (or have their CREST accounts credited (as appropriate)) in respect of their Redeemable B Shares by 4 November 2002.

The Company reserves the right at its sole discretion to reject any Redemption Forms if redemption pursuant to them would be illegal. Redemption Forms are sent to the Company's registrars at the Shareholders' risk.

Shareholders who do not wish to redeem their Redeemable B Shares need take no action.

Shareholders who wish to redeem part but not all of their holdings of Redeemable B Shares should telephone Lloyds TSB Registrars on 0800 169 6946 between 9.00am and 5.00pm on any business day for instructions.

Any further redemption offers for Redeemable B Shares will be made from time to time by announcement through the Regulatory News Service of the London Stock Exchange and the Company will send a letter to Redeemable B Shareholders advising them of any such redemption offers.

3 Non-United Kingdom resident Shareholders

The attention of non-United Kingdom resident Shareholders is drawn to the additional information set out in paragraph 1 of Part III of this document.

4 Dealings and despatch of documents

The issue of Redeemable B Shares will be made by reference to holdings of Ordinary Shares on the Company's register of members as at the Record Date, being 28 October 2002. The names of all qualifying Redeemable B Shareholders will be entered into the register of members on 4 November 2002.

The Company expects to despatch, by post, by 4 November 2002 definitive share certificates in respect of any Redeemable B Shares (where Ordinary Shares are held in certificated form) which have not been redeemed. The share certificates will not be renounceable.

Shareholders who hold their Ordinary Shares in uncertificated form and have not given instructions for redemption will have their CREST accounts credited with the Redeemable B Shares following Admission.

Temporary documents of title will not be issued and, pending despatch of definitive share certificates, transfers of Redeemable B Shares (where Ordinary Shares are held in certificated form) which have not been redeemed will be certified against the register held by the Company's registrars. It is expected that cheques in respect of the proceeds of redemption of any Redeemable B Shares on 4 November 2002 will be despatched by post to Shareholders by 4 November 2002.

All certificates, cheques and other documents will be despatched to Shareholders at their risk. In the case of joint Shareholders, all documents will be posted to the registered address of the first named Shareholder on the Company's register of members at their risk.

5 Rights and restrictions attaching to Redeemable B Shares

The following is a summary of the rights and restrictions of the Redeemable B Shares as set out in the Company's Articles of Association:

(a) *Income*

(i) Out of the profits available for distribution, the holders of the Redeemable B Shares are entitled, in priority to any payment of dividend to the holders of Ordinary Shares, to be paid a non-cumulative preferential dividend ("the B Preferential Dividend") per share at such rate on the nominal value thereof (exclusive of any associated tax credit relating thereto or withholding tax deductible therefrom) as calculated in accordance with sub-paragraphs (ii) and (iii) below, such dividend to be paid half-yearly on 2 May and 2 November in each year or, if any such date is not a business day (as defined below), on the next day which is a business day (without any interest or payment in respect of such delay) (each a "Payment Date").

(ii) The rate per annum of the B Preferential Dividend is 75 per cent of the LIBOR for six month deposits in pounds sterling calculated as follows. Each six monthly period ending on 2 May or 2 November is called a "Calculation Period". The rate of the B Preferential Dividend for each Calculation Period is 37.5 per cent of the LIBOR per annum for six month deposits in pounds sterling which appears on the display designated as page 3750 on the Telerate Monitor (or such other page or service as may replace it for the purpose of displaying LIBOR of leading banks for pounds sterling deposits) at or about 11.00am (London time) on the first day of such Calculation Period.

(iii) If the offered rate so appearing is replaced by the corresponding rates of more than one bank, then sub-paragraph (ii) above shall be applied, with the LIBOR rate for the relevant calculation period being taken as the arithmetic mean (rounded upward, if necessary, to the nearest 1/16 per cent) of the rates (being at least two) which so appear, as determined by the Reference Agent (as defined below). If for any other reason such offered rates do not so appear, or if the relevant page is unavailable, the Company (or its Reference Agent) will request each of the banks whose offered rates would have been used for the purposes of the relevant page (as determined by the Reference Agent) through its principal London office (the "Reference Banks") to provide the Company (or such agent) with its offered quotation to leading banks for pounds sterling deposits for the Calculation Period concerned in London at or about 11.00am (London time) on the first day of such Calculation Period. The rate for such Calculation Period shall be the arithmetic mean (rounded upward, if necessary, to the nearest 1/16 per cent) of such quotations (or such of them, being at least two, as are so provided), as determined by the Reference Agent.

(iv) In this paragraph (a), the expression "business day" means a day upon which pounds sterling deposits may be dealt in on the London inter-bank market and commercial banks are generally open in London; "non-cumulative" in relation to the B Preferential Dividend means that the dividend payable on each Payment Date is payable out of the profits of the Company available for distribution in respect of the accounting reference period in which the Payment Date falls (including any reserves representing profits made in previous accounting periods) without any right in the case of deficiency to pay B Preferential Dividends out of profits made in subsequent periods; and "Reference Agent" means Cazenove & Co. Ltd or such other agent as the Company shall appoint from time to time.

(v) If Redeemable B Shares are issued on a day which is not a Payment Date, the B Preferential Dividend in respect of those Redeemable B Shares for that Calculation Period shall be reduced pro rata to the number of days remaining in that Calculation Period.

(vi) Payments of B Preferential Dividends shall be made to holders on the register of members of the Company on a date selected by the Directors being not less than 15 days nor more than 42 days (or, in default of selection by the Directors, the date falling 15 days) prior to the relevant Payment Date. The aggregate dividend due to each Redeemable B Shareholder will be rounded down to the nearest whole penny.

(vii) The holders of the Redeemable B Shares are not entitled to any further right of participation in the profits of the Company.

(viii) All B Preferential Dividends which are unclaimed for a period of 12 years from the date when the dividend became due for payment shall be forfeited and shall revert to the Company.

(b) Capital

On a return of capital on a winding-up, the holders of the Redeemable B Shares shall be entitled, in priority to any payment to the holders of any other class of shares, to the repayment of the nominal capital paid up or credited as paid up on the Redeemable B Shares held by them, together with a sum equal to the proportionate B Preferential Dividend which would have been payable if the then current Calculation Period had commenced on the date following the preceding Payment Date and ended on the date of the return of capital. The aggregate amount due to each Redeemable B Shareholder on the return of capital on a winding-up will be rounded down to the nearest whole penny.

The holders of the Redeemable B Shares are not entitled to any further right of participation in the profits or assets of the Company. If on a return of capital the amounts available for payment are insufficient to cover in full the amounts payable on the Redeemable B Shares, the holders of such shares will share rateably in the distribution of assets (if any) in proportion to the full preferential amounts to which they are entitled.

(c) Voting and general meetings

The holders of the Redeemable B Shares are not entitled in respect of their holdings of such shares to receive notice of any general meeting of the Company or to attend, speak or vote at any such general

meeting except any general meeting at which a resolution to wind up the Company is to be considered in which case the holders of the Redeemable B Shares have the right to attend the general meeting and are entitled to speak and vote only on such resolution. Where the holders of Redeemable B Shares are entitled to vote at a general meeting of the Company upon any such resolution being proposed at such general meeting, on a show of hands every holder of Redeemable B Shares who (being an individual) is present in person or (being a corporation) is present by representative or proxy will have one vote and on a poll every Redeemable B Shareholder present in person (or, being a corporation, by a representative) or by proxy will have one vote for every Redeemable B Share held by him.

(d) *Redemption*

The Company may at any time declare a redemption period during which Redeemable B Shareholders can elect to have their Redeemable B Shares redeemed at their 1 penny nominal value and on the terms and conditions announced by the Company at that time. Such terms and conditions may include a requirement that only Redeemable B Shares which have been in issue for a minimum period will qualify for redemption. On or after 27 April 2005, the Company shall have the option of redeeming any Redeemable B Shares still in issue at their 1 penny nominal value on any Payment Date.

In addition, if at any time the aggregate nominal value of the Redeemable B Shares in issue is less than 10 per cent of the aggregate nominal value of all Redeemable B Shares issued prior to that time, the Company may elect to redeem all of the Redeemable B Shares still in issue at their 1 penny nominal value on any Payment Date.

(e) *Purchase of Redeemable B Shares*

The Company will not require the sanction or the consent of the holders of the Redeemable B Shares for the purchase or redemption of shares of any class in the Company (including Ordinary Shares and/or Redeemable B Shares).

(f) *Class rights*

The Company will be entitled from time to time to effect a reduction of its capital (other than the capital paid up on the Redeemable B Shares and subject to the provisions of the Companies Act) and to create, allot and issue further shares, whether ranking pari passu with, in priority to or deferred to the Redeemable B Shares, and such reduction of capital or creation, allotment or issue of any such further shares (whether or not ranking in any respect in priority to the Redeemable B Shares and whether or not the same confer on the holders voting rights more favourable than those conferred by the Redeemable B Shares) shall be deemed not to involve a variation of the rights attaching to the Redeemable B Shares for any purpose.

(g) *Transfers*

The Redeemable B Shares are transferable by instrument of transfer in usual or common form.

General

The comments below are intended as a general guide to certain aspects of the tax position under United Kingdom law and Inland Revenue practice as at 27 September 2002 of Shareholders who, unless express reference is made to non-United Kingdom residents, are resident or ordinarily resident in the United Kingdom for tax purposes and who hold their shares as investments and not as securities to be realised in the course of a trade. **Shareholders who are in any doubt as to their tax position or who are subject to tax in a jurisdiction other than the United Kingdom should consult their professional adviser.**

Redeemable B Shares

(a) *Issue of Redeemable B Shares*

The issue of Redeemable B Shares will not itself create any charge to United Kingdom income tax or United Kingdom taxation of chargeable gains.

For the purposes of United Kingdom taxation of chargeable gains, the issue of Redeemable B Shares to Shareholders will be treated as a reorganisation of the share capital of the Company. Accordingly:

(i) a Shareholder in receipt of Redeemable B Shares will not be treated as making a disposal of all or part of that Shareholder's existing holding of Ordinary Shares by reason of this issue;

(ii) the Redeemable B Shares will be treated as the same asset as, and as having been acquired at the same time as, the Shareholder's existing holding of Ordinary Shares. Accordingly the new combined holding of Redeemable B Shares and Ordinary Shares (together the "New Holding") will have the same aggregate base cost as the existing holding of shares in the Company immediately before this issue; and

(iii) on a subsequent disposal (including a redemption) of the whole or any part of the New Holding, the Shareholder's base cost in respect of the New Holding will be apportioned between the Ordinary Shares and the Redeemable B Shares to be issued by reference to their respective market values on the first day after issue on which market values or prices are quoted or published for both (or all) classes of shares, as derived from the Official List. If a Shareholder holds existing Redeemable B shares which were issued previously and have not yet been redeemed, the base cost of those shares is unaffected by the issue of the Redeemable B shares issued in accordance with this circular.

(b) *Redemption of Redeemable B Shares*

The payment by the Company of the nominal value of the Redeemable B Shares on their redemption will not constitute an income distribution for United Kingdom tax purposes. Accordingly:

(i) no part of the proceeds received by a Shareholder pursuant to the redemption will be an income receipt in that Shareholder's hands for United Kingdom tax purposes. Those proceeds will not carry any entitlement to a tax credit and, in the hands of a corporate Shareholder, will not constitute franked investment income; and

(ii) a Shareholder who disposes of the whole or part of that Shareholder's holding of Redeemable B Shares pursuant to the Redemption Offer may, depending on that Shareholder's circumstances, be charged to capital gains tax or (in the case of a company) corporation tax on the amount of any chargeable gain realised. In computing such gain, the base cost of the Redeemable B Shares is calculated in the manner described at (a)(iii) above.

Where the Shareholder is an individual:

(i) no tax will be payable on any gain realised on the redemption if the amount of the chargeable gain, when aggregated with any other chargeable gains realised by the Shareholder in the year of assessment in question, does not exceed the annual allowance of tax-free gains; and

(ii) if that Shareholder acquired his existing Ordinary Shares prior to 1 April 1998 the indexation allowance will be available in respect of that part of the base cost in the existing Ordinary

Shares (apportioned to the Redeemable B Shares in the manner described at (a)(iii) above) until the end of April 1998 (save to the extent that this creates or increases a capital loss). No indexation allowance will be available where an individual Shareholder acquired his existing Ordinary Shares after 31 March 1998. For periods after 5 April 1998 taper relief will apply so that the effective rate of capital gains tax on any gain on a redemption of Redeemable B Shares by an individual will be reduced the longer existing Ordinary Shares and then the Redeemable B Shares are held after 5 April 1998, up to a maximum of ten years.

(c) *Stamp duty and stamp duty reserve tax*

No stamp duty or stamp duty reserve tax arises on the issue or redemption of Redeemable B Shares.

(d) *Dividends*

The United Kingdom tax treatment of dividends paid on the Redeemable B Shares will be exactly the same as the tax treatment of dividends paid on Ordinary Shares.

Part III Additional Information

1 Non-United Kingdom resident Shareholders

Shareholders who are not resident in the United Kingdom should consult their professional advisers to ascertain whether the effect of the Redemption Offer or subsequent disposal of Redeemable B Shares by them will be subject to any restrictions or require compliance with any formalities imposed by the laws or regulations of, or any body or authority located in, the jurisdiction in which they are resident or to which they are subject. In particular, it is the responsibility of any Shareholder not resident in the United Kingdom wishing to redeem Redeemable B Shares or otherwise dispose of any shares in the Company to satisfy himself fully as to observance of any government, exchange control or other consents which may be required or the compliance with other necessary formalities needing to be observed and the payment of any issue, transfer or other taxes or duties in such jurisdiction. The distribution of this document in certain jurisdictions may be restricted by law. Persons into whose possession this document comes should inform themselves about and observe any such restrictions. Neither this document nor any other document issued or to be issued by or on behalf of the Company in connection with the redemption of Redeemable B Shares constitutes an invitation or offer to redeem Redeemable B Shares in any jurisdiction in which such invitation or offer is unlawful.

In particular, but without prejudice to the generality of the foregoing, the Redeemable B Shares have not been and will not be registered under the US Securities Act of 1933, as amended or the state securities laws of any state of the United States and such shares may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of such laws.

2 Registrars

The registrars for the Redeemable B Shares will be Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA.

3 Consent

Cazenove has given, and has not withdrawn, its written consent to the issue of this document with the inclusion herein of its name in the form and context in which it appears.

4 Authorised share capital

The Company has an authorised share capital of £157,000,000.

5 General

All questions as to validity, form and eligibility in relation to the Redemption Form will be determined by the Company (which may delegate this power in whole or part to Lloyds TSB Registrars) and such determination shall be final and binding.

No authority conferred by or agreed to by execution of the Redemption Form shall be affected by, and any such authority shall survive, the death or incapacity of the Shareholder executing such form. All obligations of such Shareholder shall be binding upon the heirs, personal representatives, successors and assignees of such Shareholder.

Cazenove will be acting as a market maker in the Redeemable B Shares following Admission.

The Redeemable B Shares have not been and will not be marketed (i.e. issued to the public for cash through the London Stock Exchange). The Redeemable B Shares will be in registered form and may be settled through CREST. Future redemptions of Redeemable B Shares may take place via CREST. The existing Redeemable B Shares are listed on the Official List of the UK Listing Authority and are traded on the London Stock Exchange.

The expenses of, or in connection with, the issue of Redeemable B Shares which are payable by the Company are estimated to amount to approximately £0.06 million (excluding value added tax, if any).

Definitions

The following terms apply throughout this document unless the context otherwise requires.

"ACT"	advance corporation tax
"Admission"	the admission of the Redeemable B Shares to the Official List and the admission of those shares to trading on the London Stock Exchange becoming effective
"B Preferential Dividend"	non-cumulative preferential dividend paid to holders of the Redeemable B Shares
"Board" or "Directors"	the Directors of Elementis plc as at the date of this document
"business day"	a day upon which pounds sterling deposits may be dealt in on the London inter-bank market and commercial banks are generally open in London
"Calculation Period"	each six monthly period ending on 2 May or 2 November by reference to which the B Preferential Dividend is calculated
"Cazenove"	Cazenove & Co. Ltd
"Companies Act"	the Companies Act 1985 (as amended)
"Company" and "Elementis"	Elementis plc
"CREST"	the relevant system (as defined in the Uncertificated Securities Regulation 1995) in respect of which CRESTCo Limited is the operator
"Employee Share Schemes"	the Harrisons & Crosfield Group Share Option Scheme 1987, Harrisons & Crosfield Savings Related Share Option Scheme 1989, Elementis Performance Share Plan, Elementis Unapproved Discretionary Share Option Plan 1998, Elementis Approved Discretionary Share Option Plan 1998 and the Elementis Savings-Related Share Option Scheme 1998
"Existing Redeemable B Shares"	the Redeemable B Shares of 1 penny each in the capital of the Company which were issued on 2 May 2000 and/or 2 November 2000 and/or 2 May 2001 and/or 2 November 2001 and/or 2 May 2002 and which remain outstanding
"Group"	the Company and its subsidiary undertakings
"LIBOR"	London inter-bank offered rate
"Loan Notes"	the floating rate unsecured loan notes of 56 pence nominal value each of the Company
"London Stock Exchange"	London Stock Exchange plc
"Official List"	the Official List maintained by the UK Listing Authority of securities admitted to listing
"Ordinary Shares"	an ordinary share of 5 pence in the share capital of the Company
"Payment Date"	2 May and 2 November in each year or, if any such day is not a business day, on the next business day
"Record Date"	the record date for the proposed bonus issue of Redeemable B Shares, being the close of business on 28 October 2002

"Redeemable B Shares"	the redeemable B shares of 1 penny each in the capital of the Company proposed to be issued on the terms set out in this document
"Redeemable B Shareholder"	a holder of Redeemable B Shares
"Redemption Form"	the form accompanying this document for acceptance of the Redemption Offer
"Redemption Offer"	the offer by the Company to redeem Redeemable B Shares on 4 November 2002 on the terms and conditions set out in this document
"Reference Agent"	Cazenove or such other agent as the Company shall appoint from time to time
"Shareholder"	a holder of Ordinary Shares
"UK Listing Authority"	the Financial Services Authority as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000
"US"	the United States of America and its territories and possessions and any state of the United States of America and the District of Columbia

Printed by **St Ives Burrups** B683749/9062
London Paris Frankfurt Luxembourg New York Philadelphia Washington DC Hong Kong Tokyo



REUTERS

27Sep2002 UK: REG-Elementis PLC Holding(s) in Company.

Elementis PLC 27 September 2002

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

SCHRODER INVESTMENT MANAGEMENT LIMITED

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

6) (N/A %) of issued Class

7) Number of shares/amount of stock disposed

SEE BELOW

8) (N/A %) of issued Class

9) Class of security

ORDINARY SHARES OF 5p

10) Date of transaction

27 SEPTEMBER 2002

11) Date company informed

27 SEPTEMBER 2002

12) Total holding following this notification

47,117,243

13) Total percentage holding of issued class following this notification

10.917%

14) Any additional information

15) Name of contact and telephone number for queries

PENNY WATSON - 01784 224373

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ..27 SEPTEMBER 2002

LETTER TO ELEMENTIS PLC

5p ORDINARY SHARES ("SHARES")

We write to advise you that we, Schroder Investment Management Limited, have an interest in 44,117,243 shares which are held in portfolios managed by us on a discretionary basis for clients under investment management agreements.

Included in this figure are:

(l) 3,859,000 shares registered or to be registered in the name of our

wholly-owned subsidiary nominee company, Schroder Nominees Limited (Schroder Nominees),

(ii) 24,152,279 shares held in (a) unit trust(s) operated and managed by an affiliated company, Schroder Unit Trusts Limited (SUTL), and registered or to be registered in the name of Chase Nominee and,

(iii) 16,105,964 shares neither registered nor to be registered in the name of Schroder Nominees. The registration details are shown on the schedule below.

An affiliated company, Schroder Investment Management North America Inc (SIMNA
Inc), is managing a portfolio on a similar basis holding a further 3,000,000 shares. This holding is registered or to be registered in the name of Chase Nominees Limited.



We believe that we, our subsidiary and affiliated company are therefore interested in an overall aggregate of 47,117,243 shares, representing some 10,917% of the total number of shares in issue, namely 431,575,581.

This notification is made to you:

(a) in respect of our interest as investment managers,

(b) on behalf of SIMNA Inc and SUTL in relation to the interests they are

treated as having respectively under the Companies Act 1985 (the Act), and

(c) on behalf of Schroders plc., our holding company, which is treated as having an interest in all of the above shares under the Act by virtue of its ownership of SIMNA Inc, SUTL and ourselves.
5P ORDINARY SHARES

SCHEDULE
REGISTRATION AMOUNT

Chase Nominees Limited 3,990,000
Imperial Pensions Nominees Limited 3,507,036
Mineworkers' Pension Scheme a/c: R 2,762,374
British Coal Staff Superannuation a/c: P 5,846,554

16,105,964

FROM FIDELITY INVESTMENTS

Sources: *REGULATORY NEWS SERVICE 27/09/2002*



REUTERS

04Oct2002 UK: REG-Elementis PLC Holding(s) in Company.

.

Elementis PLC

4 October 2002

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

SCHRODER INVESTMENT MANAGEMENT LIMITED

3) Please state whether notification indicates that it is in respect of

holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

-

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

PLEASE SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

-

6) (N/A %) of issued Class

-

7) Number of shares/amount of stock disposed

-

8) (N/A %) of issued Class

-

9) Class of security

ORDINARY SHARES OF 5P

10) Date of transaction

-

11) Date company informed

3 OCTOBER 2002

12) Total holding following this notification

PLEASE SEE LETTER BELOW

13) Total percentage holding of issued class following this notification

LESS THAN 10% OF ISSUED SHARE CAPITAL

14) Any additional information

15) Name of contact and telephone number for queries

A.S. WHITE 01784 224374

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 4 OCTOBER 2002.................

Letter to: Elementis Plc - dated: 03 October 2002

5p ORDINARY SHARES ("SHARES")

We write to advise you that while we, Schroder Investment Management Limited, continue to have an interest in the above-mentioned shares, it has ceased to be a notifiable interest for the purposes of Part VI of the Companies Act 1985 (the Act) since it represents less than 10% of the nominal value of that relevant share capital, which we understand to be 431,575,581 shares.

This notification is made to you in respect of our own interest as investment managers and also on behalf of:-

(a) Schroder Unit Trusts Limited, an affiliated company,

(b) Schroder Investment Management North America Limited, another wholly-owned

subsidiary,

(c) Schroder Investment Management North America Inc., an affiliated company, and

(d) Schroders plc., our holding company,

in relation to any interests they may have or be treated as having respectively under the Act.

Letter from: Schroder Investment Management Limited

This information is provided by RNS
The company news service from the London Stock Exchange

END

'HOLILFIEIVLSIIF.

Sources: *REGULATORY NEWS SERVICE 04/10/2002*



REUTERS

09Oct2002 UK: REG-Elementis PLC Holding(s) in Company.

Elementis PLC 9 October 2002

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FIDELITY INTERNATIONAL LIMITED

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

PLEASE SEE BELOW

5) Number of shares/amount of stock acquired.

PLEASE SEE BELOW

6) (N/A %) of issued Class

7) Number of shares/amount of stock disposed

8) (N/A %) of issued Class

9) Class of security

ORDINARY SHARES OF 5p

10) Date of transaction

4 OCTOBER 2002

11) Date company informed

7 OCTOBER 2002

12) Total holding following this notification

35,824,984

13) Total percentage holding of issued class following this notification

8.30%

14) Any additional information

15) Name of contact and telephone number for queries

PENNY WATSON 01784 224373

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 9 OCTOBER 2002

Letter to Elementis Plc - dated 4 October 2002

Amendment £ 7

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - U.K. COMPANIES ACT

1. Company in which shares are held: Elementis Plc

2. Notifiable Interest: Ordinary Shares

Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3. The notifiable interests also comprise the notifiable interest of:

Mr. Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

Principal shareholder of Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

Letter from Fidelity Management & Research Company.
Schedule A Amendment £ 7

Security: Elementis Plc

SHARES HELD MANAGEMENT NOMINEE/REGISTERED
COMPANY NAME
(Ordinary Shares)

33,737,667	FISL	Chase Nominees Ltd
2,087,317	FIL	Chase Nominees Ltd

Total Ordinary Shares 35,824,984

Current ownership percentage: 8.30%

Shares in issue: 431,575,581

Change in holdings since
last filing: +5,588,278 ordinary shares

This information is provided by RNS
The company news service from the London Stock Exchange

END

'HOLILFLFITLAIIF.

Sources: *REGULATORY NEWS SERVICE 09/10/2002*



REUTERS

10Oct2002 UK: REG-Elementis PLC Holding(s) in Company.

Elementis PLC

10 October 2002

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

LEGAL & GENERAL INVESTMENT MANAGEMENT LTD.

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

PLEASE SEE BELOW

5) Number of shares/amount of stock acquired.

PLEASE SEE BELOW

6) (N/A %) of issued Class

7) Number of shares/amount of stock disposed

8) (N/A %) of issued Class

9) Class of security

ORDINARY SHARES OF 5P EACH

10) Date of transaction

7 OCTOBER 2002

11) Date company informed

9 OCTOBER 2002

12) Total holding following this notification

13,073,713

13) Total percentage holding of issued class following this notification

3.02%

14) Any additional information

15) Name of contact and telephone number for queries

PENNY WATSON 01784 224373

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ....10 OCTOBER 2002....................

Letter to Elementis Plc 8 October, 2002

Companies Act 1985 - Disclosure of Interest in shares

Consequent upon a purchase in the market of 544,900 shares on the 07 October 2002, we now hold the following number of shares which are not subject to a concert party and will be registered as follows:

Material Interest

HSBC Global Custody Nominee (UK) Ltd A/c 775245 1,950,103
HSBC Global Custody Nominee (UK) Ltd A/c 360509 295,800
HSBC Global Custody Nominee (UK) Ltd A/c 357206 9,854,250
HSBC Global Custody Nominee (UK) Ltd A/c 747381 648,560
HSBC Global Custody Nominee (UK) Ltd A/c 866203 325,000

13,073,713 3.02%

Please note that this percentage is based on our understanding that your issued share capital is 431,575,581.

Please address any queries you may have to Michelle Lawrence on 0207 528 6701

Letter from Legal & General Investment Management Ltd.

This information is provided by RNS

The company news service from the London Stock Exchange

END

'HOLILFLLIRLILIF.

Sources: *REGULATORY NEWS SERVICE 10/10/2002*

THIS ANNOUNCEMENT APPEARS TO HAVE BEEN MADE TWICE.

REUTERS

30Oct2002 UK: REG-Elementis PLC Additional Listing.

.

RNS Number:1407D Elementis PLC 30 October 2002

Elementis plc

Issue of redeemable B shares

Application has been made to the UK Listing Authority and the London Stock Exchange for 474,742,328 new redeemable B shares to be admitted to the Official List. It is expected that admission of the redeemable B shares will become effective and dealings in them will commence on 4 November 2002. The new redeemable B shares will rank pari passu with the existing redeemable B shares.
For further information contact:

Elementis plc TEL: 01784 224374
Mrs A S White - Deputy Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

END
LISURUSRUNRROAA.

Sources: *REGULATORY NEWS SERVICE 30/10/2002*

(33)

REUTERS

30Oct2002 UK: REG-Elementis PLC Additional Listing.

.

RNS Number:1427D Elementis PLC 30 October 2002

30 October 2002

Elementis plc

Issue of redeemable B shares

Application has been made to the UK Listing Authority and the London Stock Exchange for 474,742,328 new redeemable B shares to be admitted to the Official List. It is expected that admission of the redeemable B shares will become effective and dealings in them will commence on 4 November 2002. The new redeemable B shares will rank pari passu with the existing redeemable B shares.
For further information contact:
Elementis plc TEL: 01784 224374
Mrs A S White - Deputy Secretary

This information is provided by RNS
The company news service from the London Stock Exchange
END
LISURVSRUNRROAA.

Sources: *REGULATORY NEWS SERVICE 30/10/2002*

Certified as a true Copy of the Original.
A.S. White

ELEMENTIS plc

Minutes of a Meeting of a Committee of the Board of Directors held at
Ash House, Fairfield Avenue, Staines, TW18 4ES
on Tuesday, 29 October 2002

Present: Mr P D Brown
Mr G A Gaywood

In attendance: Ms A White Deputy Secretary

REDEEMABLE B SHARES

It was noted that at the Annual General Meeting on 28 April 2000 the shareholders gave authority to the directors of the Company to capitalise sums from the Company's merger reserve and apply these sums in paying up in full on one or more occasions up to a maximum of 12,500,000,000 Redeemable B Shares in aggregate and to allot such Redeemable B Shares to such holders on such basis for every Ordinary Share held on the relevant record date as the Directors of the Company may on each occasion determine.

Accordingly, IT WAS RESOLVED that:-

(i) the sum of £4,747,423.28 be capitalised from the Company's merger reserve and applied in paying up Redeemable B Shares of 1p each to be allotted on 4 November 2002 to holders of Ordinary Shares on the register as at 28 October 2002;

(ii) the Redeemable B Shares issued to all holders who have applied for redemption of such shares be redeemed forthwith and cheques in settlement of the redemption proceeds be despatched by Monday 4 November 2002;

(iii) certificates for Redeemable B Shares issued to all other holders be despatched by Monday 4 November 2002;

(iv) instructions be given for all necessary notices relating to the foregoing to be filed with the Registrar of Companies.

Form 1

APPLICATION FOR ADMISSION OF SECURITIES TO TRADING

This form of application should be submitted to Securities Management, London Stock Exchange, Old Broad Street, London EC2N 1HP, to arrive no later than 2 business days prior to the consideration of the application for admission to trading.

If you require assistance, please call Securities Management on +44 (0) 20 7797 1579.

To: London Stock Exchange

1. **Full name of issuer:** ELEMENTIS PLC

hereby applies for the following securities to be admitted to trading on the London Stock Exchange subject to the Admission & Disclosure Standards ("the Standards").

2. **Amount and full description of each class of security for which application is now being made:** *Example: 30,000,000 ordinary shares of 20 pence each fully paid. Where the securities are be issued under an issuance programme, please give a description of the programme and the maximum amount of securities that may be admitted to trading at any one time.*

474,742,328 REDEEMABLE B SHARES OF ONE PENNY

3. **Type of issue for which application is being made:** Example: Bonus, Rights, Placing, Open Offer, Block listing, Eurobond, MTN Programme, Warrants

CAPITALISATION ISSUE

4. **Are the securities for which application is now made identical* in all respects**

(a) with each other? YES

(b) with an existing class of security? YES

If you answered NO to either question how do the securities differ and when will they become identical?

N/A

5. **Definitive certificates (or where relevant definitive bearer securities) in respect of the securities for which application to trading is now sought were/will be issued on:**

Date: 4TH NOVEMBER 2002

Please indicate whether the certificates are in registered or bearer form: REGISTERED

Note in relation to Question 4:

**identical means in this context:*

(a) the securities are of the same nominal value with the same amount called or paid up;
(b) they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and
(c) they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.

If the securities are not identical, but will so become in the future, definitive certificates issued before that date must be enfaced with a note to this effect.

Default place of settlement (system): CREST

Declaration

We acknowledge our obligations under the Standards. Accordingly we declare that:

(a) all the conditions for trading in the Standards which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all the documents and information required to be included in the application have been or will be supplied in accordance with the Standards and all other requirements of the Exchange in respect of the application have been or will be complied with; and

(c) *(for new applicants only) the issuer is in compliance with the requirements of any securities regulator that regulates it and/or any stock exchange on which it has its securities traded.*

We undertake to comply with the Standards as published by the London Stock Exchange from time to time.

Signed: [signature] Date:

Director or secretary or other duly authorised officer, for and on behalf of

Name issuer: ELEMENTIS PLC

Application to be considered on (date):

Dealings expected to commence on (date): 4TH NOVEMBER 2002

Contact at the issuer: ALISON WHITE

Name: ALISON WHITE

Email address: alison.white@elementis-eu.com

Telephone number: 01784 224374

Contact at nominated representative (if applicable):

Name: RAKESH SHARMA

Email address: rakesh.sharma@cazenove.com

Telephone number: 0207 825 9330

Please indicate whether you would like the above information to be added to the Exchange's mailing list in order to receive information on Exchange products, services and news. **YES/NO**

Please confirm that the issuer of these securities belongs in the United Kingdom (UK) for the purposes of UK Value Added Tax (VAT), based upon the issuer's place of incorporation and business establishment being the UK. **YES/~~NO~~**

Please ensure all sections of this form have been completed before submitting

SCHEDULE 3A

APPLICATION FOR ADMISSION OF SECURITIES TO THE OFFICIAL LIST
(SHARES AND DEBT SECURITIES)

This form of application for admission of securities to the Official List should be suitably adapted for an issuer which is not a public limited company. Please note that admission to the Official List will be simultaneous with admission to trading on a Recognised Investment Exchange (RIE). You will need to complete a separate application form to apply for trading on the RIE.

To: UK Listing Authority 29.10 2002

Details of securities to be listed

ELEMENTIS PLC [insert name of issuer] ("the issuer") hereby applies for the securities detailed below to be admitted to the Official List of the UK Listing Authority subject to the listing rules of the UK Listing Authority.

Share capital

Authorised		Denomination	Issued and paid up (inclusive of present issue)
12,500,000,000	in	1 PENNY	5,480,470,812
	in		
	in		
£			£

(Please include in brackets those shares listed under block listing procedures but not yet allotted)

Debt securities

Nominal value	Redemption date	Coupon
£		

Please specify where the issuer is listed and the nature of the listing	
Primary	LONDON
Secondary	—

Please specify on which RIEs the issuer has applied to have its securities traded
Amounts and descriptions of securities for which application is now being made (include distinctive numbers if any)
474,742,328 REDEEMABLE B SHARES

Type of issue for which application is being made
CAPITALISATION ISSUE

Confirmation

We acknowledge our obligations under the listing rules and the legal implications of listing under the Financial Services and Markets Act 2000. Accordingly we confirm that:

(a) all the conditions for listing in the listing rules which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all information required to be included in the listing particulars/prospectus* has been included therein, or, if the final version has not yet been submitted (or approved), will be included therein before it is so submitted; and

(c) all the documents and information required to be included in the application have been or will be supplied in accordance with the listing rules and all other requirements of the UK Listing Authority in respect of the application have been or will be complied with.

We undertake to comply with the listing rules from time to time of the UK Listing Authority so far as applicable to the issuer.

We undertake to lodge with you the declaration required pursuant to paragraph 7.8(i) of the listing rules of the UK Listing Authority in due course.

Signed	X [signature] X
Director or secretary or other duly authorised officer for and on behalf of	DIRECTOR AND COMPANY SECRETARY
Name of issuer	ELEMENTIS PLC

To be completed in all cases

Application to be heard on:	
Admission expected to be effective on:	4TH NOVEMBER 2002

Name(s) of contact(s) at issuer regarding the Application	RAKESH SHARMA (CAZENOVE)
Telephone number:	0207 825 9330

DEALINGS BY DIRECTORS

03 OCT 23 AM 7:21

(34)

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF DIRECTOR

GEOFF A GAYWOOD

3) Please state whether notification indicates that it is in respect of

holding of the shareholder named in 2 above or in respect of a
non-beneficial interest or in the case of an individual holder
if it is a holding of that person's spouse or children under the
age of 18 or in respect of an non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the

number of shares held by each of them. (If notified)

SEE 2 ABOVE

5) Please state whether notification relates to a person(s) connected

with the Director named in 2 above and identify the connected person(s)

-

6) Please state the nature of the transaction. For PEP transactions

please indicate whether general/single co PEP and if discretionary/non
discretionary

PERFORMANCE SHARE PLAN (LTIP) GRANT

7) Number of shares/amount of

stock acquired

-

8) (N/A%)

of issued Class

9) Number of shares/amount

of stock disposed

-

10) (N/A%)

of issued Class

11) Class of security

-

12) Price per share

-

13) Date of transaction

-

14) Date company informed

-

15) Total holding following this notification

-

16) Total percentage holding of issued class following this notification

-

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
COMPLETE THE FOLLOWING BOXES

17) Date of grant

12 DECEMBER 2002

18) Period during which or date on which exercisable

1 JANUARY 2005 AND 12 NOVEMBER 2009

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number.

ORDINARY SHARES OF 5P

21) Exercise price (if fixed at time of grant) or indication that price

is to be fixed at time of exercise

1.0P PER SHARE

22) Total number of shares or debentures over which options held

following this notification

648,866 ORDINARY SHARES OF 5P

23) Any additional information

24) Name of contact and telephone number for queries

MRS A WHITE
TEL: 01784 224374

25) Name and signature of authorised company official responsible for

making this notification

Date of Notification 17 JANUARY 2003

END
RDSILFSELSIDLIV.

Sources:*REGULATORY NEWS SERVICE 17/01/2003*

DEALINGS BY DIRECTORS


35

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF DIRECTOR

PHILIP D BROWN

3) Please state whether notification indicates that it is in respect of

holding of the shareholder named in 2 above or in respect of a
non-beneficial interest or in the case of an individual holder
if it is a holding of that person's spouse or children under the
age of 18 or in respect of an non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the

number of shares held by each of them. (If notified)

SEE 2 ABOVE

5) Please state whether notification relates to a person(s) connected

with the Director named in 2 above and identify the connected person(s)

-

6) Please state the nature of the transaction. For PEP transactions

please indicate whether general/single co PEP and if discretionary/non
discretionary

PERFORMANCE SHARE PLAN (LTIP) GRANT

7) Number of shares/amount of

stock acquired

-

8) (N/A%)

of issued Class

9) Number of shares/amount

of stock disposed

-

10) (N/A%)

of issued Class

11) Class of security

-

12) Price per share

-

13) Date of transaction

-

14) Date company informed

-

15) Total holding following this notification

-

16) Total percentage holding of issued class following this notification

-

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
COMPLETE THE FOLLOWING BOXES

17) Date of grant

12 DECEMBER 2002

18) Period during which or date on which exercisable

1 JANUARY 2005 AND 12 NOVEMBER 2009

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number.

ORDINARY SHARES OF 5P

21) Exercise price (if fixed at time of grant) or indication that price

is to be fixed at time of exercise

1.0P PER SHARE

22) Total number of shares or debentures over which options held

following this notification

455,535 ORDINARY SHARES OF 5P

23) Any additional information

THE NUMBER OF OPTIONS RELATING TO THIS AWARD ARE 303,879.

THE OPTION AWARD OF 88,010 TO PHILIP D BROWN ON 12 MAY 2000
LAPSED WITH
EFFECT FROM 1 JANUARY 2003.

24) Name of contact and telephone number for queries

MRS A WHITE
TEL: 01784 224374

25) Name and signature of authorised company official responsible for

making this notification

Date of Notification 17 JANUARY 2003.



REUTERS

17Jan2003 UK: REG-Elementis PLC ELM.L> Director Shareholding.

RNS Number:3412G Elementis PLC 17 January 2003

DEALINGS BY DIRECTORS

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF DIRECTOR

BRIAN G TAYLORSON

3) Please state whether notification indicates that it is in respect of

holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the

number of shares held by each of them. (If notified)

SEE 2 ABOVE

5) Please state whether notification relates to a person(s) connected

with the Director named in 2 above and identify the connected person(s)

-

6) Please state the nature of the transaction. For PEP transactions

please indicate whether general/single co PEP and if discretionary/non discretionary

PERFORMANCE SHARE PLAN (LTIP) GRANT

7) Number of shares/amount of

stock acquired

-

8) (N/A %)

of issued Class

9) Number of shares/amount

of stock disposed

-

10) (N/A%)

of issued Class

11) Class of security

-

12) Price per share

-

13) Date of transaction

-

14) Date company informed

-

15) Total holding following this notification

-

16) Total percentage holding of issued class following this notification

-

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
COMPLETE THE FOLLOWING BOXES

17) Date of grant

12 DECEMBER 2002

18) Period during which or date on which exercisable

1 JANUARY 2005 AND 12 NOVEMBER 2009

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number.

ORDINARY SHARES OF 5P

21) Exercise price (if fixed at time of grant) or indication that price

is to be fixed at time of exercise

1.0P PER SHARE

22) Total number of shares or debentures over which options held

following this notification

372,795 ORDINARY SHARES OF 5P

23) Any additional information

24) Name of contact and telephone number for queries

MRS A WHITE
TEL: 01784 224374

25) Name and signature of authorised company official responsible for

making this notification

Date of Notification 17 JANUARY 2003


37

06Feb2003 UK: REG-Elementis PLC (ELM.L) Notice of Results.

RNS Number:1372H Elementis PLC 06 February 2003

6th February 2003

Elementis plc

Notification of Preliminary Results

Elementis plc will announce its preliminary results for the year ended 31st December 2002, on Thursday 27th February, 2003.

-Ends-

This information is provided by RNS
The company news service from the London Stock Exchange
END
NORTFMLTMMIMMBJ.

Sources: *REGULATORY NEWS SERVICE 06/02/2003*



27Feb2003 UK: REG-Elementis PLC (ELM.L) Final Results - Part 1

RNS Number:0337I Elementis PLC 27 February 2003
PRESS INFORMATION
27 February 2003
ELEMENTIS plc
PRELIMINARY RESULTS FOR THE YEAR ENDED 31 DECEMBER 2002

- Sales on continuing operations down 7 per cent to £364.9 million (2001: £392.9 million)
- Operating profit on continuing operations up 63 per cent to £20.5 million* (2001: £12.6 million*+)
- Profit before tax up 36 per cent to £19.7 million* (2001: £14.5 million*+)
- Earnings per share up 17 per cent to 3.4 pence* (2001: 2.9 pence*+)
- Net year end borrowings down 6.5 per cent to £37.4 million (2001: £40.0 million)
- Net year end gearing 12.0 per cent** (2001: 9.6 per cent**+)
- Basic (loss)/earnings per share (7.1) pence *** (2001: 1.0 pence***)

* before goodwill amortisation and exceptionals
** ratio of net borrowings to shareholders' funds plus net borrowings *** basic (loss)/earnings per share after goodwill amortisation and

exceptionals, primarily in respect of the restructuring charge for Corpus Christi previously announced in November 2002
+ results of prior periods restated to reflect adoption of FRS17 'Retirement Benefits' and FRS19 'Deferred Tax'

Geoff Gaywood, Chief Executive of Elementis plc, said:
"For Elementis, 2002 was a year of strategic action. Aggressive cost management and the successful Six Sigma programme delivered systematic cost reduction and three non-core businesses were exited. Investments for growth were made in a new ERP system, in Pigments & Specialties plants in the strategically important Chinese market, and in our Specialties business development capabilities. Structural over-capacity in the chromium industry was addressed through the rationalisation of our US chromium site and the acquisition of OxyChem's chromium business. "In a year of flat demand and broad competitive pressure, Elementis improved its financial performance considerably and installed key strategic profit growth drivers; operating profit before goodwill amortisation and exceptionals increased 63 per cent. The ability to maintain strong cash generation and a healthy balance sheet in an economic downturn has been demonstrated and the process of transforming Elementis into a leading specialty chemicals company is underway.
"Given the uncertain global economic outlook and continuing pressure on chromium chemicals pricing, Elementis nevertheless expects to improve its cost base further

and strengthen its market positions".

- Ends -

An interview with Geoff Gaywood in video/audio format can be viewed on www.elementis.com and www.cantos.com from 0700 hours GMT.

Enquiries

Elementis 01784 224212

Geoff Gaywood Chief Executive
Brian Taylorson Finance Director
Anna Passey Head of Corporate Communications

Brunswick 020 7404 5959
Andrew Fenwick Fiona Fong

Overview

The Board is pleased to report an operating profit, before goodwill amortisation and exceptionals, on continuing businesses of £20.5 million, an improvement of 63 per cent on 2001. Earnings per share on the same basis increased 17 per cent to 3.4 pence.

This has been accomplished, despite a 7 per cent decline in sales from continuing operations to £364.9 million, by systematic cost management and higher productivity, helped by lower energy costs. While overall volumes have been maintained, lower prices for chromium chemicals and the effect of currency movements caused most of the sales decline.

Operating cash flow was marginally ahead of last year at £38.0 million and net borrowings were reduced by £2.6 million to £37.4 million. This was achieved after taking account of acquisition expenditure of £28.2 million. The Elementis Six Sigma programme has delivered benefits exceeding £3.0 million during 2002, and expectations are that this will continue in 2003. Capital expenditure was down 26 per cent to £12.4 million, excluding £3.8 million expenditure on the Enterprise Resource Planning (ERP) programme, at 68 per cent of depreciation. Exceptional items were £40.4 million mainly attributable to the restructuring charge for the rationalisation of the chromium operations in Corpus Christi, Texas, as previously announced. As a result, basic earnings per share, after goodwill amortisation and exceptionals in 2002 was a loss of 7.1 pence (2001: earnings of 1.0 pence). Safety performance improved modestly in 2002, but not to the satisfaction of the Board or management, and additional emphasis is being given to bring performance up to the level of the industry's leaders. Environmental non-compliances were reduced substantially.

The ERP programme, which will provide a platform for operational excellence, best practice business processes and knowledge transfer, was authorised and is progressing as planned towards its first business implementation in the second half of 2003. The total investment will be £13.0 million, with annualised cost saving benefits amounting to £3.5 million by the time implementation is complete in all businesses in mid 2004.

2002 has been a year of strategic action, with good progress made in the implementation of the growth strategy outlined in the 2001 Annual Report and further elaborated at the half year. Three non-core businesses were exited. Investments for growth were made in the new ERP system, in Pigments &

Specialties plants in the strategically important Chinese market, and in our Specialties business development capabilities. Structural over-capacity in the chromium industry was addressed through the rationalisation of our US chromium site and the acquisition of the chromium chemicals business of Occidental Chemicals Corporation (OxyChem).

Dividends and issue of redeemable B shares

The Board did not declare an interim dividend and, similarly, is not proposing a final dividend. Instead, it will continue with the programme, started in 2000, of issuing and redeeming redeemable B shares. The total nominal value of redeemable B shares issued to shareholders during 2002 was 2.1 pence per ordinary share.

The Board intends to issue further redeemable B shares to ordinary shareholders on the register on 28 April 2003, such that they receive redeemable B shares with a total nominal value of 1.1 pence for each ordinary share held. This compares with 1.0 pence for the comparable issue last year. This will be coupled with an offer to redeem these new shares for cash at their nominal value on 2 May 2003. A further offer will also be made to existing holders of redeemable B shares to redeem these shares for cash at their nominal value on 2 May 2003. By not paying dividends on ordinary shares in 2002, Elementis has recovered £1.5 million of advance corporation tax previously paid.

Outlook

Given the uncertain global economic outlook and continuing pressure on chromium chemicals pricing, Elementis nevertheless expects to improve its cost base further and strengthen its market positions.

Business review

Divisional highlights For the year ended 31 December 2002

	2002			2001		
	Sales	Operating profit before goodwill amortisation and exceptionals	Operating profit after goodwill amortisation and exceptionals	Sales	Operating profit before goodwill amortisation and exceptionals restated*	Operating profit after goodwill amortisation and exceptionals restated*
Continuing operations						
Chromium	109.0	3.7	(35.8)	126.9	2.6	2.6
Pigments & Specialties	225.0	18.7	0.7	228.0	10.8	(3.2)
Specialty Rubber	37.8	(2.0)	(2.7)	46.0	(0.9)	(1.4)
Associates	-	0.1	0.1	-	0.1	0.1
Group	-	-	-	-	-	(4.6)

Inter-group	(6.9)	-	-	(8.0)	-	-
	364.9	20.5	(37.7)	392.9	12.6	(6.5)

* results of prior period restated to reflect adoption of FRS17 'Retirement Benefits' and FRS19 'Deferred Tax'

Chromium

Global demand for chromium chemicals in the first half of the year was flat compared to the average of 2001, but declined in the second half due to a severe down-turn in demand for gas turbine engines and steel mill refractories. Demand from the wood treatment sector held up as expected. Elementis maintained its market share, improving its position in higher return sectors. Competition was fierce, driving prices down almost 10 per cent, particularly in the second half of the year. Three competitors closed down their plants in 2002, in addition to the rationalisation of the Elementis Corpus Christi, Texas operation, reducing global production capacity by around 13 per cent.

Sales contracted by 14 per cent to £109.0 million, on 2 per cent lower dichromate equivalent tonnage. Lower chromium chemicals prices reduced sales by £12.6 million and the balance of the sales decline was due to currency movements and volume. The specially developed granular chromic acid product CA21 was recognised with the Queen's Award for Innovation in May, and continued to show strong growth in global markets.

Operating profit before exceptionals grew 42 per cent to £3.7 million due to strong cost reduction performance. Offsetting the negative impacts of pricing and volume, energy cost savings contributed £4.6 million, the Six Sigma efficiency programme £2.0 million and other operating efficiencies £3.5 million.

As previously stated, in February 2002 the EPA announced restrictions on the use of CCA as a wood preservative for consumer use in the US, to be effective by 2004. Elementis Chromium supplies chromic acid, which acts primarily as a binding agent, to producers of CCA. As expected, this announcement did not affect sales in 2002, and the EPA has not yet announced its final position.

In response to the market situation created by the EPA's actions, Elementis acquired the chromium chemicals business of OxyChem, the only other US producer, for £26.9 million cash and up to £3.8 million deferred consideration depending on future business performance. The transaction was completed on 6 December 2002. The manufacturing facility acquired at Castle Hayne, North Carolina, US is the world's second largest after Elementis Chromium's plant at Eaglescliffe, UK, and is a first class operation in every respect. As a result of the EPA's actions, Elementis Chromium estimates that global sales of the combined business could be adversely affected by around 13 per cent by 2004 compared to an estimate of 15 per cent prior to the acquisition. Rationalisation of the Elementis Chromium Corpus Christi, Texas, US site was undertaken shortly after completion of the transaction for a one-time restructuring charge of £5.1 million. The chromic acid plant was closed and the dichromate unit mothballed with the loss of around 60 jobs and an impairment charge of £35.4 million was recorded against the net book value of existing assets. Annualised operational savings are now expected to be at least £13.0 million, of which at least half is expected to be achieved in 2003.

The transaction and integration of the business was completed with minimal disruption and has responded to the adverse effects of the EPA's announced restrictions on CCA's by creating a single low cost North American producer able to compete more effectively against low cost imports in North and South America.

Pigments & Specialties

Elementis continues to report the financial performance of its Pigments & Specialties businesses combined in order to avoid publishing data of potential value to its major competitors, none of whom report the performance of those businesses separately.

Sales in Pigments & Specialties fell by just over 1 per cent to £225.0 million. Currency movements and the exit from non-core businesses reduced sales by around 4 per cent. This offset organic growth of 3 per cent, which was due to modest improvement in the North American coatings sector and strong performance in Asia-Pacific.

Operating profit before goodwill amortisation and exceptionals increased by 73 per cent to £18.7 million as a result of comprehensive management of fixed and variable costs, including £1.0 million from the Six Sigma programme, £1.6 million in reduced energy costs and £4.2 million from operating efficiencies.

Demand for iron oxide pigments in the coatings and construction sectors served by Elementis Pigments grew at around 3 per cent in North America and in Asia-Pacific, while the European market was flat. Demand for metal carboxylate driers grew in line with the coatings market, but zinc oxide use in the UK declined as the tyre industry continued to migrate to Eastern Europe. Elementis Pigments staged a strong recovery from the previous year, raising iron oxide pigment sales volume by 5 per cent by improving its share of higher margin products and showing strong growth in Asia-Pacific, while prices declined by 2 per cent. The plant in Shenzhen, China, achieved record production levels and an investment of £0.6 million was authorised to raise capacity there by an additional 60 per cent.

Carboxylate sales grew 13 per cent, while zinc oxide declined by 6 per cent. At constant currencies, sales excluding the anhydrous aluminium chloride (AAC) business, which was sold during the year, increased by 3 per cent.
The operating loss reported last year, which was exacerbated by temporary plant closures, was eliminated. The 2002 result benefited from continued improvement in costs, including Six Sigma benefits, labour productivity, purchasing and energy savings, and a shift in manufacturing mix towards Shenzhen production.
A strategic review of the Birtley, UK facility was completed, resulting in the decision to cease iron oxide milling and commodity zinc oxide production on the site, with the loss of around 65 jobs. An exceptional charge of £4.5 million was taken in 2002, and the closures have been completed. Production of zinc oxide nano-particles and metal carboxylates will continue as will sales, technical services and distribution of iron oxide pigments, and the site is expected to return to profitability in 2003.
In a further move to refine the Elementis Pigments product portfolio, the non-core AAC business was sold in October for £1.7 million and an exceptional loss of £2.1 million was recorded.
An investment of £10.0 million in a world-scale particle manufacturing and finishing facility to be built at a new site in Taicang, near Shanghai, China, was announced in December. The new wholly owned plant will produce technically advanced products for the Asia-Pacific and European markets. Construction will start this year and commissioning is expected in 2004. Demand for rheological additives in the coatings sectors served by Elementis Specialties grew in line with global GDP, with aqueous based product applications continuing to outgrow non-aqueous. The inks market stabilised after a steep decline in 2001, but continues to move away from organoclays towards aqueous products. Global demand in drilling muds fell, despite firmer oil and gas prices. The drilling rig count, a rough measure of oil field activity, decreased 19 per cent from 2001, but deep water and deep well drilling, which require high performance additives of the type produced by Elementis Specialties, continued to grow. Demand in the personal care sector recovered well, but household products remained flat. In other industrial sectors served by Elementis Specialties, adhesives, sealants, construction and telecommunications markets declined, whereas pressure sensitive adhesives continued to grow. Elementis Specialties delivered a 3 per cent volume increase in rheological additives overall, outperforming the market in aqueous coatings, oil field and consumer markets, partially offset by withdrawal from unprofitable business in inks. At constant currencies, sales excluding the paint business sold during the year, increased by 2 per cent.
Operating profit improved over the previous year mainly due to Six Sigma benefits and tight cost control. Innovation, R&D, licensing and business development resources have been significantly expanded with a view to achieving substantially higher organic growth in the future. The Innovation Board, which comprises external academic and business experts who will identify and drive innovative technologies, is now in place.
A new venture to produce organoclays for the rapidly expanding Chinese and Asian markets has been established in Changxing, near Nanjing, China. The plant, which is being acquired from a local producer of raw materials, is already in production and currently nearing completion of upgrading and expansion work. The Elementis Specialties portfolio was refined in July by the sale of its small non-core paint business for £0.4 million, resulting in an exceptional loss on sale of £0.8 million.
Among the new products introduced in 2002 were Bentone(R) 42, a proprietary heat resistant thickener for use in high temperature well sites and Benathix(R) Plus, a specialty organoclay exhibiting superior sag resistance and ease of dispersion for the polyester laminating resin market. Both products secured commercial sales during the year.
Specialty Rubber
Demand for abrasion resistant rubber linings in heavy equipment for the global mining industry, the staple market for Linatex, fell in 2002 as investment declined, most notably in North America. Demand for Linatex products in the sand and gravel handling sector of the construction industry also fell, with the exception of China. Other industrial applications were also generally weak.
Sales reduced by 18 per cent to £37.8 million, with the exit from the equipment engineering business undertaken in 2001 contributing £4.3 million (52 per cent) of the decline. Sales in all regions declined except Australia, where the acquisition made last year of a hose manufacturer generated £0.9 million of profitable sales growth and is proving to be a strong base for innovative growth.
Operating loss before exceptionals increased from £0.9 million in 2001 to £2.0 million as a result of the volume decline. This was partially offset by fixed cost reductions mainly from labour productivity and the Six Sigma programme.
Management of the Specialty Rubber business was taken over by Greg McClatchy in July. Sales have since stabilised and action has been taken to streamline the organisation and improve focus. The closure of the service centres in Phoenix, Arizona, US and Gent, Belgium were completed and the transfer of high labour content fabrication operations from the US and Europe to Malaysia has progressed.
Commissioning of the continuous press in Malaysia, which uses leading-edge technology, has taken longer than planned due to the complexity of the project but transfer of all production grades is expected to take place shortly. No sales have been lost as a result of the delay. Partnerships with OEM equipment producers have grown, with joint investments enabling the production of an expanded range of large moulded rubber components, a particular strength of Linatex. New product introductions have

progressed with particular emphasis on grades tailored for the quality requirements of specific markets. Recently developed extruded Linatex is replacing high cost hand-fabricated components, and foamed products are also attracting attention in specialised markets.

Exceptionals

Operating exceptionals of £44.7 million included the costs of restructuring the chromium business following the acquisition from OxyChem in December 2002. As a result of the acquisition, the chromic acid plant at Corpus Christi, Texas, was closed and the dichromate unit was mothballed with US production being consolidated into Castle Hayne, North Carolina. The total cost of the restructuring was £40.5 million of which £35.4 million represented an impairment charge against the assets at Corpus Christi. Other operating exceptionals were the closure of the zinc business at Birtley at a cost of £4.5 million and restructuring the Specialty Rubber business in the US and Europe, (£0.7 million).

Non operating exceptionals comprised a profit of £4.3 million in relation to business and property disposals. A detailed analysis of exceptionals is provided in note 3 of this release.

Interest

Net interest payable increased by £0.3 million to £0.8 million (2001: £0.5 million) in the year. Interest payable on net borrowings fell by £2.3 million in the year to £1.9 million due to lower average borrowings and lower interest rates. Increased pension liabilities reduced the amount that is recognised under FRS17 by £3.6 million and a charge of £1.0 million was incurred to unwind the discount implicit in environmental provisions. Interest of £2.0 million (2001: £nil) was received following the resolution of historical UK taxation issues. Interest cover, based on total net interest payable and before goodwill amortisation and exceptionals, was 25.6 times (2001: 25.2 times) and 10.8 times (2001: 3.6 times) if based solely on interest in respect of net borrowings. Taxation

The tax credit for the year was £3.5 million (2001: £8.0 million) which comprised a charge of £4.9 million on profits before goodwill amortisation and exceptionals, a credit of £4.8 million in respect of goodwill amortisation and a credit of £3.6 million on exceptionals.

The effective rate of tax on profit before goodwill amortisation and exceptionals was 25 per cent (2001: 10 per cent). This rate is lower than the standard UK corporate tax rate due primarily to the utilisation of surplus advance corporation tax. Given the current difficult trading conditions and the general uncertainty surrounding the future economic environment, potential deferred tax assets arising mostly from the restructuring at Corpus Christi, Texas, US in 2002 of £12.7 million have not been recognised.

Cash flow and balance sheet

Net cash flow from operating activities increased by £0.1 million in the year to £38.0 million (2001: £37.9 million). An increase in earnings from continuing businesses before interest, tax, depreciation and amortisation of 18 per cent contributed to the uplift. Following the inventory reduction initiatives in 2001, a further cash inflow of £4.9 million (2001: £9.8 million) was achieved in the current year from strong working capital management.

The net cash flow from operating activities together with proceeds from property disposals of £9.4 million (2001: £nil) and other inflows from business disposals, interest, taxation and currency movements resulted in a total cash inflow in 2002 of £56.6 million (2001: £41.8 million).

Cash outflows included capital expenditure of £16.2 million (2001: £16.8 million) and compares with depreciation of £18.3 million (2001: £18.8 million). In 2003 capital expenditure, excluding the strategic initiatives of the ERP project and the Pigment plant in China, is expected to be less than depreciation. Other cash outflows comprised acquisition expenditure of £28.2 million (2001: £0.3 million) primarily in respect of the chrome chemicals business acquired from OxyChem and £9.6 million (2001: £23.1 million) paid for the redemption of B shares. Total cash outflows amounted to £54.0 million (2001: £40.1 million) which resulted in a reduction in net borrowings of £2.6 million to £37.4 million (2001: £40.0 million). Net gearing at 31 December 2002 was 12.0 per cent (2001: 9.6 per cent).

Pensions and other post retirement benefits

Following the adoption of FRS17, the net pension liability reflected on the balance sheet, increased from £25.3 million at 31 December 2001 to £58.0 million at 30 June 2002 and £63.6 million at the end of the year. Total contributions to pension and other post-retirement schemes were £7.7 million (2001: £3.7 million) and the amount charged to operating profit was £5.4 million (2001: £6.5 million).

The market value of assets held in pension and post-retirement benefit schemes at the year end was £337.6 million (2001: £454.3 million) which after deducting scheme liabilities gives a gross liability at 31 December 2002 of £94.1 million (2001: £39.3 million). The net pension liability is after deducting deferred tax of £30.5 million (2001: £14.0 million).

In order to reduce the net pension liability, the Board has agreed to increase pension contributions in 2003 to approximately £13.1 million. The charge in 2003 to the profit and loss account is expected to be around £9.9 million.

Consolidated profit & loss account for the year ended 31 December 2002.

Before goodwill amortisation & exceptionals	Goodwill amortisation	Exceptionals	2002	2001 restated*

£million
£million £million £million £million
Turnover Continuing operations:

Ongoing 361.4
- - 361.4 392.9
Acquisitions 3.5
- - 3.5 -
----------- -------
---- ----------- ----------- -----------
364.9
- - 364.9 392.9
Discontinued operations: -
- - - 137.5
----------- -------
---- ----------- ----------- -----------
Group turnover 364.9
- - 364.9 530.4
----------- -------
---- ----------- ----------- -----------
Operating profit/(loss) Continuing operations

Ongoing 20.7
- - 20.7 12.5
Acquisitions (0.3)
- - (0.3) -
Goodwill amortisation -
(13.5) - (13.5) (14.0)
Exceptionals -
- (44.7) (44.7) (5.1)
----------- -------
---- ----------- ----------- -----------.
(Loss)/earnings per ordinary share

Basic and diluted
(7.1)p 1.0p
Basic and diluted before goodwill
3.4p 2.9p
amortisation and exceptionals

* results of prior period restated to reflect adoption of FRS17 'Retirement Benefits' and FRS19 'Deferred Tax'

Balance sheet at 31 December 2002

Group

2002 2001

restated

£million £million
Fixed assets

Goodwill
187.9 219.2
Tangible fixed assets
161.9 192.0
Investments
3.6 3.8

---------- ----------

353.4 415.0

---------- ----------

Current assets

Stocks
60.8 56.3
Debtors
76.6 83.6
Cash at bank and in hand
44.4 39.5.

More to follow, for following part double-click [nRN1a0337I].

Sources: *REGULATORY NEWS SERVICE 27/02/2003*



REUTERS

27Feb2003 UK: REG-Elementis PLC (ELM.L) Final Results.

Capital and reserves

Called up share capital	23.4	23.9
Share premium	1.2	1.2
Capital redemption reserve	52.9	43.4
Profit and loss account	197.8	310.0
	----------	----------
Shareholders' funds	275.3	378.5
Minority interests	1.9	2.7
	----------	----------
	277.2	381.2
	==========	==========

Shareholders' funds

Equity	273.5	376.2
Non-equity	1.8	2.3
	----------	----------
	275.3	378.5
	==========	==========

Cash flow statement for the year ended 31 December 2002

	2002	2001
	£million	£million.
Net cash inflow from operating activities	38.0	37.9
Returns on investments and servicing of finance		
Interest received	5.0	6.7
Interest paid	(4.5)	(11.5)

---------- ----------

0.5 (4.8)

Taxation

1.7 (7.2)

Capital expenditure and financial investment

Purchase of fixed assets (less grants received)

(16.2) (16.8)

Disposal of fixed assets

0.9 0.8

Disposal of properties - exceptional

9.4 -

---------- ----------

(5.9) (16.0)

Acquisitions and disposals

Acquisition of businesses

(28.2) (0.3)

Disposal of businesses

3.5 16.6

---------- ----------

(24.7) 16.3

---------- ----------

Cash inflow before use of liquid resources and financing

9.6 26.2

Financing

Issue of ordinary shares

- 0.1

Redemption of B shares

(9.6) (23.1)

Decrease in borrowings repayable within one year

(0.8) (0.7)

Increase/(decrease) in borrowings repayable after one year

7.4 (12.7)

---------- ----------

(3.0) (36.4)

Management of liquid resources

Repayment of cash deposits

4.1 18.3

---------- ----------

Increase in cash

10.7 8.1

========== ==========

Movement in net borrowings for the year ended 31 December 2002

2002 2001

£million £million

Change in net borrowings resulting from cash flows:

Increase in cash
10.7 8.1
(Increase)/decrease in borrowings
(6.6) 13.4
Decrease in liquid resources
(4.1) (18.3)

---------- ----------

- 3.2
Currency translation differences
2.6 (1.5)

---------- ----------
Decrease in net borrowings
2.6 1.7
Net borrowings at beginning of the financial year
(40.0) (41.7)

---------- ----------
Net borrowings at end of the financial year
(37.4) (40.0)

========== ==========

Statement of total recognised gains and losses for the year ended 31 December 2002

2002 2001

restated

£million £million.

(Loss)/profit for the financial year
(30.8) 4.6
Actuarial loss on pension and other post-retirement schemes (59.4) (86.2)
Deferred tax associated with pension and other post-retirement schemes 18.2 26.9
Currency translation differences
(25.7) 4.8
Taxation on currency translation differences on foreign currency
borrowings 1.5 (1.0)

---------- ----------
Total recognised losses for the year
(96.2) (50.9)
Prior year adjustments
(19.0) ==========

Total recognised since last Annual Report
(115.2)

==========

Reconciliation of movements in shareholders' funds for the year ended 31 December 2002

	2002 restated £million	2001 £million
(Loss)/profit for the financial year	(30.8)	4.6
Dividends - redeemable B shares	-	(0.1)
Amounts transferred to reserves	(30.8)	4.5
Redemption of redeemable B shares (including issue costs)	(9.6)	(23.1)
Share option scheme allotments	-	0.1
Goodwill on businesses disposed	2.6	0.7
Actuarial loss on pension and other post-retirement schemes	(59.4)	(86.2)
Deferred tax associated with pension and other post-retirement schemes	18.2	26.9
Currency translation differences	(25.7)	4.8
Taxation on currency translation differences on foreign currency borrowings	1.5	(1.0)
Net decrease in shareholders' funds	(103.2)	(73.3)
At beginning of the financial year as restated*	378.5	451.8
At end of the financial year	275.3	378.5

*Shareholders' funds at beginning of period

	2002	2001
As originally stated	397.5	411.2
Prior year adjustments	(19.0)	40.6
As restated	378.5	451.8

Notes to the financial statements

1 Preparation of preliminary announcement

The financial information in this statement does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The financial information for the year ended 31 December 2001 has been extracted from the financial statements for that year which have been delivered to the Registrar of Companies. The report of the auditors on those financial statements was unqualified and did not contain a statement under Section 237 of the Companies Act 1985. The Group has fully adopted FRS17 'Retirement Benefits' and FRS19 'Deferred Taxation' for the year ended 31 December 2002 and

has restated comparatives accordingly. Otherwise the financial information is presented on the basis of accounting policies set out in the financial statements for the year ended 31 December 2001.

2 Segmental information

	Group turnover		Group operating profit/(loss)		Net assets	
	2002	2001	2002	2001	2002	2001
				restated		restated
	£million	£million	£million	£million	£million	£million
Analysis by activity Chromium						
Before exceptionals	109.0	126.9	3.7	2.6	95.4	118.0
Inter-group turnover	(6.9)	(8.0)	-	-	-	-
Exceptionals	-	-	(39.5)	-	-	-
	102.1	118.9	(35.8)	2.6	95.4	118.0
Pigments & Specialties						
Before goodwill amortisation and exceptionals	225.0	228.0	18.7	10.8	284.6	330.7
Goodwill amortisation	-	-	(13.5)	(14.0)	-	-
Exceptionals	-	-	(4.5)	-	-	-
	225.0	228.0	0.7	(3.2)	284.6	330.7
Specialty Rubber						
Before exceptionals	37.8	46.0	(2.0)	(0.9)	19.9	22.9
Exceptionals	-	-	(0.7)	(0.5)	-	-
	37.8	46.0	(2.7)	(1.4)	19.9	22.9
Group exceptionals	-	-	-	(4.6)	-	-
Total - continuing operations						
Before goodwill amortisation and exceptionals	364.9	392.9	20.4	12.5	399.9	471.6

Goodwill amortisation - - (13.5) (14.0) - -

Exceptionals - - (44.7) (5.1) - -

-------- -------- ----- ----- -------- -------- ---------.

Unallocated liabilities comprise:

	2002	2001 restated
	£million	£million
Net borrowings	(37.4)	(40.0)
Taxation and dividends	(7.9)	(11.2)
Post retirement benefits and government grants	(65.0)	(26.1)
Other	(12.4)	(13.1)
	--------	--------
	(122.7)	(90.4)
	========	========

	Continuing operations		Discontinued operations		Total	
	2002	2001	2002	2001	2002	2001
	£million	£million	£million	£million	£million	£million
Group turnover analysed by geographical markets						
North America	175.3	197.0	-	137.5	175.3	334.5
Europe	129.6	134.6	-	-	129.6	134.6
Rest of the World	60.0	61.3	-	-	60.0	61.3
	--------	--------	----	--------	--------	--------
	364.9	392.9	-	137.5	364.9	530.4
	========	========	========	========	========	========

3 Exceptionals

2002	2001 restated

	£million	£million
Operating exceptionals:		
Impairment charge against Chromium assets	35.4	-
Restructuring of combined Chromium businesses	5.1	-
Restructuring of Linatex business	0.7	0.5
Restructuring of Pigments & Specialties Birtley operation	4.5	-
Chromium insurance recovery	(1.0)	-
Costs of preparing company for sale	-	4.6
	--------	--------
	44.7	5.1
Non-operating exceptionals:		
Profit on disposal of properties - continuing operations	(4.8)	-
Profit on disposal of properties - discontinued operations	(1.4)	-
Loss on disposal of businesses - continuing operations	2.9	-
Profit on disposal of businesses - discontinued operations	(1.0)	(1.3)
	--------	--------
	(4.3)	(1.3)
	--------	--------
	40.4	3.8
Tax credit on exceptionals	(3.6)	(4.9)
	--------	--------
	36.8	(1.1)
	========	========

The profit on disposal of businesses from discontinued operations includes £1.9 million in respect of a business disposed in 1987.

4 Net interest payable

	2002	2001 restated
	£million	£million
Interest payable:		
On bank loans	3.2	10.1
On other loans	0.2	0.3
Unwinding of discount on environmental provisions		

1.0 -

-------- --------

4.4 10.4
Interest receivable:

On bank deposits
(1.5) (6.2)
On pension and post-retirement liabilities
(0.1) (3.7)
Other finance income
(2.0) -

-------- --------

(3.6) (9.9)

-------- --------

0.8 0.5

======== ========

Other finance income represents interest receivable in respect of refunds of corporation tax. 5 Taxation

2001

2002 restated

£million £million
Current tax:

UK corporation tax at 30.0%
2.2 6.9
Double tax relief
- (0.8)
Overseas corporation tax
1.4 0.8
Adjustments in respect of prior years
(1.0) (9.2)
Recoverable ACT
(1.5) (4.5)

-------- --------
Total current tax
1.1 (6.8)
Deferred tax:

United Kingdom
0.3 0.5
Overseas
(7.6) (7.9)
Adjustments in respect of prior periods
2.3 6.2
Recoverable ACT
0.4 -

-------- --------
Total deferred tax
(4.6) (1.2)

	2002	2001
Tax credit	(3.5)	(8.0)

6 (Loss)/earnings per ordinary share

	2002			2001		
	Loss for the financial year* £million	Weighted average number of shares million	Earnings per share pence	Profit for the financial year* restated £million	Weighted average number of shares million	Earnings per share restated pence
Basic (loss)/earnings per share	(30.8)	431.6	(7.1)	4.5	431.5	1.0
Share options	-	3.5	-	-	3.6	-
Diluted (loss)/earnings per share	(30.8)	435.1	(7.1)	4.5	435.1	1.0
Basic (loss)/earnings per share	(30.8)	431.6	(7.1)	4.5	431.5	1.0
Goodwill amortisation net of taxation	8.7	-	2.0	9.0	-	2.1
Exceptionals net of taxation	36.8	-	8.5	(0.7)	-	(0.2)
Basic earnings per share before Goodwill amortisation and exceptionals	14.7	431.6	3.4	12.8	431.5	2.9
Share options	-	3.5	-	-	3.6	-
Diluted earnings per share before goodwill amortisation and exceptionals	14.7	435.1	3.4	12.8	435.1	2.9

*after non-equity dividends

Earnings per share before goodwill amortisation and exceptionals provides a measure of the underlying financial performance of the Group on a comparable basis with many other groups.

7 Contingent liabilities

The Group was notified of a potential warranty claim in 1998, under the contract for the sale of Pauls Malt Limited, relating to export refunds from the Intervention Board for Agricultural Produce (now the Rural Payments Agency). Should such a claim materialise, this will be vigorously defended and, in any event, in the opinion of the directors, this will not have a significant effect on the financial position of the Group.

8 Annual General Meeting

The Annual General Meeting of Elementis plc will be held on 24 April 2003 at 11am at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED.

Sources: *REGULATORY NEWS SERVICE 27/02/2003*

ELEMENTIS

Making chemistry work harder
Annual Report 2001


ELEMEN

Sales by division for continuing operations**

1 Chromium 30%
2 Pigments & Specialties 58%
3 Specialty Rubber 12%


1
2
3

** after elimination of inter-group sales

Sales by area of operation for continuing operations**

1 North America 54%
2 Europe 40%
3 Rest of the World 6%


1
2
3

** after elimination of inter-group sales

Pigments & Specialties

Page 10 and 11	£million
Sales	228.0
Operating profit[2]	12.2
Capital employed[4]	330.7
Number of employees at year end	1,147

Business
Elementis Pigments

Global headquarters
Fairview Heights, Illinois, US

Business
Elementis Specialties

Global headquarters
Hightstown, New Jersey, US

Principal products
Iron oxide pigments
Chromic oxide pigments
Carboxylates
Catalysts
Zinc products

Principal markets
Coatings
Construction
Chemicals
Automotive
Consumer products

Principal products
Rheological additives
Colourants
Waxes
Other specialty additives

Principal markets
Coatings
Oil drilling
Inks
Personal care
Adhesives

Growth drivers
Globalisation of customer base
Niche product development
Customer service

Growth drivers
Product innovation
Customer service
Globalisation of customer base
Growth of aqueous based additives

Specialty Rubber

Page 12	£million
Sales	46.0
Operating loss[3]	(0.5)
Capital employed[4]	22.9
Number of employees at year end	626

Businesses
Linatex, Bergmann

Global headquarters
Yateley, Hampshire, UK

Principal products
Abrasion-resistant rubber:
Sheet
Mouldings
Fabricated products
Linings
Screens

Principal markets
Minerals processing
Sand & gravel
Defence & security
Transportation

Growth drivers
Product innovation
Brand recognition
Product quality and cost effectiveness
Customer service

Group operating profit/(loss) by division for continuing operations* £million

1 Chromium 4.0
2 Pigments & Specialties 12.2
3 Specialty Rubber (0.5)



2
1
3

* before goodwill amortisation and exceptionals

Elementis at a glance

Since the sale of the US Chemical Distribution business in October 2001, Elementis comprises three divisions, Chromium, Pigments & Specialties and Specialty Rubber.

Elementis has leading positions in its chosen areas of expertise:

Elementis Chromium is the world's largest producer of chromium chemicals
Elementis Pigments is a world leading producer of synthetic iron oxide pigments
Elementis Specialties is a world leading producer of rheological additives
Linatex is a leading brand of abrasion-resistant rubber for materials handling

Chromium

Page 9	£million
Sales[1]	126.9
Operating profit	4.0
Capital employed[4]	118.0
Number of employees at year end	439

Business
Elementis Chromium

Global headquarters
Eaglescliffe, Stockton-on-Tees, UK

Principal products
Dichromate
Chrome sulphate
Chromic acid
Chromic oxide
Chromic hydrate
Sodium sulphate

Principal markets
Leather tanning
Timber treatment
Metal finishing
Metal alloys
Ceramics
Magnetic media

Growth drivers
Operational excellence
Price/cost competitiveness
Customer service

1 before elimination of inter-group sales
2 before goodwill amortisation and exceptionals
3 before exceptionals
4 at year end and before unallocated liabilities

Contents

Key financials

Sales on continuing operations
£392.9 million (2000: £413.8 million)

Operating profit on continuing operations
£15.8 million* (2000: £57.5million*)

Profit before tax
£14.0 million* (2000: £58.4 million*)

Earnings per share
4.0 pence* (2000: 11.6 pence*)

Net year end borrowings
£40.0 million (2000: £41.7 million)

Net year end gearing
9.1 per cent** (2000: 9.2 per cent**)

*before goodwill amortisation and exceptionals
**the ratio of net borrowings to shareholders' funds plus net borrowings

Strategic vision

Elementis has a focused portfolio of global specialty chemicals businesses and strives to differentiate itself through product leadership, applications expertise and customer responsiveness.

The strategy is to grow in high margin businesses, particularly Elementis Specialties, with a continuing group-wide focus on operational excellence, leveraging market and brand leadership positions, and by the selective acquisition of businesses, technologies and licences.

Elementis is committed to creating value for shareholders while pro-actively seeking improvements in the environment and the occupational health and safety of its employees while being a responsible member of the community.

In the first half of 2002 Elementis will benefit from lower energy costs and the rigorous measures taken to reduce inventory levels. All areas of cost and capital expenditure continue to be tightly controlled.

Benefits from ongoing business improvement projects, including Six Sigma, which is targeted at further reducing costs, should increase as the year progresses.

Chairman's statement

Jonathan Fry
Chairman
28 February 2002



Overview

2001 was a particularly difficult year. Our business was very severely impacted by the global economic downturn. Conditions were worst in the US where the majority of our business is situated. As a result, profits before goodwill amortisation and exceptionals were halved in the first half of 2001 and then, as markets deteriorated further, virtually eliminated in the second half.

In response to these pressures, a number of measures were adopted. First, great attention was paid to cash conservation and a programme implemented which ensured that, in spite of the profits decline, cashflow remained positive for the year as a whole. Secondly, the overriding focus of management was concentrated on the short-term trading position. Thirdly, a new Chief Executive was appointed who has moved swiftly to strengthen the management team,streamline the managerial process and address strategic issues.

Financial results

Operating profit before goodwill amortisation and exceptionals on continuing operations was £15.8 million, compared to £57.5 million in 2000. Operating profit on the same basis for the second half of 2001 was £0.2 million, compared to £28.3 million in the second half of 2000.

A major factor was lower sales. Sales on continuing operations decreased in sterling terms by 5 per cent on 2000 and by 8 per cent on a constant currency basis. Sales on continuing operations in the second half of the year were 11 per cent lower than in the second half of 2000.

In addition, higher energy costs adversely impacted operating profit by £9.3 million versus 2000 on a comparable basis, of which £7.2 million was in the first half.

Other adverse factors included some pressure on prices, lower pension credits on historic surpluses and manufacturing inefficiencies caused by the actions taken to reduce inventory levels. Unusually high maintenance expenditure at Elementis Chromium and losses on Linatex process technology equipment contracts also contributed.

Profit before goodwill amortisation, exceptionals and tax was £14.0 million, compared to £58.4 million in 2000. Basic earnings per share before goodwill amortisation and exceptionals was 4.0 pence, compared to 11.6 pence in 2000.

Net exceptional charges before tax were £3.7 million (2000: £3.0 million), including £4.6 million of costs incurred in preparing the Company for sale and a £1.4 million profit on the disposal of Harcros Chemicals.

Cash conservation
The cash position was strengthened in a number of ways. The US chemical distribution business, classified as non core to the Group's future, was sold for £21.4 million. Working capital levels received particular attention with the result that there was a £9.8 million inflow during the year from this area, £6.6 million resulting from inventory reductions. As a result net borrowings at year end were £40.0 million, a £1.7 million reduction. Net year end gearing (the ratio of net borrowings to shareholders' funds plus net borrowings) was 9.1 per cent (2000: 9.2 per cent).

Short-term focus
Managers throughout the Group were closely focused on short-term trading. In addition to increased efforts to maximise revenue from all sources, additional cost controls have been put in place throughout the Group. Headcount on continuing operations was cut by 152, or 6 per cent, taking the total reduction over two years to 17 per cent.

New Chief Executive
A new Chief Executive, Geoff Gaywood, was appointed in October 2001. Geoff joined from Ernst & Young LLP where he was a Director of Chemicals. Previously he ran the European division of International Specialty Products, Inc and before that was with the Dow Chemical Company for 24 years. Geoff's wide experience of the chemical industry internationally and leadership skills will benefit Elementis substantially over the coming years.

Since the year end, the Board has announced that Brian Taylorson, currently Director of Corporate Finance, is to join the Board at the beginning of April as Finance Director. He will replace George Fairweather who is leaving to take up a similar position at Alliance UniChem Plc. I would like to thank George for his significant contribution to Elementis over the last five years.

New heads of functions have also been appointed in human resources and information technology.

Dividends and issue of redeemable B shares
The Board did not declare an interim dividend and, similarly, is not proposing a final dividend. Instead, it will continue with the programme, started in 2000, of issuing and redeeming redeemable B shares. The total nominal value of redeemable B shares issued to shareholders during 2001 was 5.4 pence per ordinary share (2000: 5.2 pence). The Board intends to issue further redeemable B shares to ordinary shareholders on the register on 26 April 2002, such that they receive redeemable B shares with a total nominal value of 1.0 pence for each ordinary share held. This compares with 3.3 pence for the comparable issue last year. This will be coupled with an offer to redeem these new shares for cash at their nominal value on 2 May 2002. A further offer will also be made to existing holders of redeemable B shares to redeem these shares for cash at their nominal value on 2 May 2002.

By not paying dividends on ordinary shares during 2001, Elementis will recover £5.8 million of advance corporation tax previously paid. Elementis estimates that it will be able to recover a further £1.1 million of advance corporation tax by not paying a final dividend for 2001.

A circular providing full details of the issue and redemption of redeemable B shares will be posted to all ordinary shareholders on 19 March 2002.

Health, safety and the environment
Compared to 2000, lost time accident frequency for continuing operations reduced by 53 per cent. This is due to increased focus on safety and the introduction of a new incident investigation reporting system that identifies the root causes of reportable incidents and 'near misses' and enables processes to be put in place to prevent reoccurrence. Non-compliance with environmental consents for continuing operations rose from 16 to 28 in the year. A similar investigation reporting system has now been implemented for all environmental incidents and the Board is committed to reversing this trend.

Employees
I would like to thank everyone in Elementis for their commitment and support during a particularly challenging year.

Strategy
In addition to the short-term focus referred to above, we are taking steps to enable the Group to grow. The strategy is to grow in high margin businesses, particularly Elementis Specialties, with a continuing Group-wide focus on operational excellence and leveraging the market and brand leadership positions of the other businesses.

Programmes addressing opportunities for step change financial performance improvements have been initiated in each of the businesses. Elementis Chromium has a competitive and well invested manufacturing base in the UK and US and has scope to strengthen its market position. At Elementis Specialties, additional management resource is now in place to develop and deliver a high growth strategy based on accelerated organic growth and including the inward licensing of technology, market alliances and acquisitions. Elementis Pigments has a strong market position, but reduced volumes, driven by the North American downturn, have challenged the business's ability to cover fixed costs. This is being addressed on several fronts including a strategic review of the Birtley, UK facility. To enhance profitability in Linatex, further step change improvements in manufacturing structure are being evaluated.

A programme is under way to evaluate the potential of a Group-wide Enterprise Resource Planning (ERP) system. The decision whether to proceed will depend on the strength of the business case demonstrated and is also dependent on trading conditions and future outlook.

A review of incentives for senior management is also under way.

Chromated copper arsenate
On 12 February 2002, the US Environmental Protection Agency (EPA) announced restrictions, from 2004, on the use of chromated copper arsenate (CCA) as a wood preservative in the US, affecting CCA treated timber for consumer use. Elementis Chromium supplies chromic acid which is used in the manufacture of CCA and acts primarily as a binding agent. As previously indicated, Elementis estimates that as a result of the EPA's decision, the global and US demand for chromium chemicals would reduce by around 5 and 30 per cent respectively.

Elementis Chromium's sales for industrial applications of CCA, such as utility poles, rail sleepers and marine pilings are relatively strong and are not affected by the EPA ruling. Nevertheless, Elementis Chromium's global sales of chromium chemicals could be adversely affected by around 15 per cent by 2004.

Elementis does not now expect its sales in 2002 to be materially affected by the EPA ruling.

Current trading and outlook
Although market conditions continue to be tough, there are some indications that the customer destocking down the chain experienced in the last quarter of 2001 has come to an end.

In the first half of 2002 Elementis will benefit from lower energy costs and the rigorous measures taken to reduce inventory levels. All areas of cost and capital expenditure continue to be tightly controlled.

Benefits from ongoing business improvement projects, including Six Sigma, which is targeted at further reducing costs, should increase as the year progresses.

The Board

Jonathan Fry
Non-executive Chairman, age 64
Jonathan Fry became Chairman of Elementis in September 1997. He is Chairman of Christian Salvesen plc, Deputy Chairman of Northern Foods plc, Chairman of Control Risks Group Holdings Ltd and a member of the Council of the Royal Institute of International Affairs. Jonathan Fry is Chairman of the Nominations and Remuneration Committees and a member of the Audit Committee.

Geoff Gaywood
Chief Executive, age 58
Geoff Gaywood was appointed Chief Executive in October 2001. He was previously a Director of Chemicals at Ernst & Young LLP based in the UK. Prior to that he ran the European division of International Specialty Products, Inc and was also general manager of its global acetylenics business. Before that he worked for the Dow Chemical Company for 24 years in a number of general management roles in Europe, South Africa and Japan. He was born and educated in England and holds a degree in chemical engineering from London University.

George Fairweather
Group Finance Director, age 44
George Fairweather was appointed Group Finance Director in February 1997. He will leave Elementis at the end of March 2002 to take up a similar role at Alliance UniChem Plc.

Philip Brown
Executive Director and Company Secretary, age 53
Philip Brown was appointed an executive director of Elementis in July 2000, with responsibility for company secretarial and Group legal affairs; he also chairs the Group's risk management committee. He joined the Group as Company Secretary from Ranks Hovis McDougall in 1992. He holds a law degree and is a Fellow of the Institute of Chartered Secretaries and Administrators.

Non-executive Directors

Michael Hartnall
Non-executive Director, age 59
Michael Hartnall has been Finance Director of Rexam PLC since 1987, having previously held a number of senior positions in industry, including that of Managing Director of Mayhew Foods PLC. He was appointed a non-executive director of Elementis in 1993. He is the senior non-executive director and Chairman of the Audit Committee.

Rick McNeel
Non-executive Director, age 56
Rick McNeel, a US citizen, has recently retired as Group Vice President responsible for Intermediates and Fabrications within the chemical business of BP Amoco p.l.c. He was appointed a non-executive director of Elementis in July 2000.

Edward Wilson
Non-executive Director, age 57
Edward Wilson was Chief Executive Officer of Vantico Group and prior to that was with Koch Industries International Europe and the Dow Chemical Company. He was appointed a non-executive director of Elementis in July 1999.

A strong team
Management in action

The newly formed management team meets monthly and consists of the executive directors, the leader of each business, and heads of strategic functions.



1 Geoff Gaywood
2 Gary Castellino
3 Dave Dutro
4 Brian Taylorson
5 Neil Carr
6 Foreground: Philip Brown
Background: Brian Taylorson
7 Foreground: Peter Russell
Background: Jon Cheele,
8 Martin Pugh, Paul Tomkinson, John Wardzel

Paul Tomkinson
Managing Director
Elementis Chromium, age 48
Paul Tomkinson was appointed Managing Director of Elementis Chromium in July 1999. He joined the Group in 1984 and worked in the Chromium business until 1997, when he was appointed Managing Director of the Catalyst, Zinc Products and Carboxylates business. His early career was spent at Shell, British Gas and Rolls Royce.

David Dutro
Managing Director
Elementis Pigments, age 46
David Dutro joined the Group in November 1998 as Managing Director of Elementis Pigments. He was previously Vice President General Manager of Universal Foods' Dairy and Food Ingredients business, prior to which he was with ICI in the colours, polymer additives and surfactants businesses.

Neil Carr
Managing Director
Elementis Specialties, age 38
Neil Carr was appointed Managing Director of Elementis Specialties in May 2000. He joined Elementis in 1998 as Group Director of Human Resources from SmithKline Beecham, where he was Human Resource Director, Worldwide Supply Operations.

Martin Pugh
Managing Director
Linatex, age 49
Martin Pugh joined Elementis as Managing Director of Linatex in February 1999. He was previously with the Dow Chemical Company, where he held a number of positions in Europe and the Middle East, most recently as Global Business Director of Speciality Polyethylenes.

Gary Castellino
Chief Information Officer, age 50
Gary Castellino was appointed Chief Information Officer in January 2002. He joined from Interlogix, Inc where he was Vice President and Chief Information Officer. He was previously Vice President and Chief Information Officer with International Specialty Products, Inc.

Jon Cheele
Director of ERP Programme, age 41
Jon Cheele joined Elementis in July 1999 as Commercial Director, Elementis Chromium and was appointed Director of ERP Programme in December 2001. His early career was spent with Zeneca Specialties where he was most recently General Manager Resins, for the Americas and Asia Pacific.

Peter Russell
Director of Human Resources, age 55
Peter Russell joined Elementis in December 2001. Previously he ran his own consultancy company providing coaching and support to board level executives. Prior to that, he was Director of Human Resources for the European division of International Specialty Products, Inc.

Brian Taylorson
Director of Corporate Finance and Finance Director designate, age 46
Brian Taylorson was appointed Director of Corporate Finance in December 2001 and will succeed George Fairweather as Finance Director on 2 April 2002. He was previously Head of European Chemicals M&A at KPMG Corporate Finance. He joined KPMG from the Dow Chemical Company where he held a number of positions in finance and corporate finance, most recently as Corporate Director Mergers and Acquisitions for Dow Corporate. He holds an MA from Cambridge University, is a member of the Institute of Chartered Accountants in England and Wales and a member of the Association of Corporate Treasurers.

John Wardzel
Director of Manufacturing, age 43
John Wardzel joined Elementis in July 2000 as Director of Manufacturing. He was previously with Grace Performance Chemicals, a division of WR Grace where he was Vice President, Engineering and Manufacturing Support and prior to that he worked for General Electric for ten years.


3


4


5


6


7


8

Managing the business in the tough global economic climate is the first priority. Focus continues on tightly controlling costs, capital expenditure and working capital.

Strategic programmes addressing opportunities for step change financial performance improvement have been initiated and actions are being taken in each business to deliver the growth strategy.

Chief Executive's report

Geoff Gaywood
Chief Executive
28 February 2002



Review of Elementis
Since joining Elementis in October 2001, I have visited 17 Elementis locations to speak to employees in each business and have been impressed by the dedication and teamwork at all levels.

Elementis has strong market positions in its chosen areas of expertise, a capable management team, a healthy balance sheet and a commitment to excellence throughout its operations.

Immediate priorities
Managing the business in the tough global economic climate is clearly the first priority. Focus continues on tightly controlling costs, capital expenditure and working capital. Simultaneously, a growth strategy is being initiated.

To drive Elementis forward, a new management team has been formed consisting of executive directors, the leader of each business, and heads of strategic functions, including the newly appointed heads of corporate finance, human resources and information technology.

Members of the team have responsibility for driving growth through the four key business processes: operational excellence, innovation, customer focus and people development.

Strategic programmes addressing opportunities for step change financial performance improvement have been initiated in each of the businesses.

Elementis Specialties is a world leading producer of rheological additives and is the Group's primary focus for growth. To accelerate this, additional management resource is now in place to develop and deliver a high growth strategy.

Elementis Chromium the world's largest producer of chromium chemicals, has a competitive and well invested manufacturing base in the UK and US and has scope to strengthen its market position. The recent statement by the US Environmental Protection Agency is expected to result in the phasing out of CCA for some wood treatment applications. This could significantly impact the business and will remain a high management priority.

Elementis Pigments has a strong market position but reduced volumes, driven by the North American downturn, have challenged the business's ability to cover fixed costs. This is being addressed on several fronts including a strategic review of the Birtley, UK facility.

Investments in the **Linatex** continuous rubber plant and continuous press in Malaysia, together with the leading Linatex brand name, have given the Specialty Rubber division a solid platform for growth. To enhance profitability, further step change improvements in manufacturing structure are being sought.

A programme is under way to evaluate the potential of a Group-wide Enterprise Resource Planning (ERP) system. The decision whether to proceed will depend on the strength of the business case demonstrated and on trading conditions and future outlook.

Refreshing the Elementis culture will underpin the growth strategy. It will be achieved by transferring people and skills between the businesses and creating more operationally focused central resources.

Divisional highlights
For the year ended 31 December 2001

	2001 Sales £million	2001 Operating profit* £million	2000 Sales £million	2000 Operating profit* £million
Continuing operations				
Chromium	**126.9**	**4.0**	131.7	23.7
Pigments & Specialties	**228.0**	**12.2**	234.9	31.1
Specialty Rubber	**46.0**	**(0.5)**	54.1	2.6
Associates	**–**	**0.1**	–	0.1
Inter-group	**(8.0)**	**–**	(6.9)	–
	392.9	**15.8**	413.8	57.5


* before goodwill amortisation and exceptionals







Chief Executive in focus
Since joining Elementis in October 2001, Geoff Gaywood has visited Elementis locations worldwide.

1 Laboratory at Elementis Pigments
2 Geoff in conversation at Elementis Specialties
3 Customer service team at Elementis Chromium
4 Laboratory at Elementis Chromium




4

Operational excellence
Six Sigma

Elementis launched the Six Sigma business improvement methodology in mid 2001 and it is in operation in each business. Employees at all levels have been involved in its implementation and in supporting its philosophy of continuous improvement.

Thirteen Six Sigma blackbelts operate throughout Elementis and completed their first projects in the fourth quarter. They focused on increasing capacity, reducing cost and improving production at a number of manufacturing facilities.

The Six Sigma projects being launched in 2002 are based primarily on cost saving opportunities in commercial processes, the supply chain and other non-manufacturing processes. Over twenty-five Six Sigma greenbelts are now being trained.



Elementis Chromium
Six Sigma Team Leader
Frances Eglon

Reduce transport costs

The goal for the Six Sigma team at Eaglescliffe, UK was to reduce the transport costs for raw material, soda ash and finished product, sodium sulphate, to and from the plant. Under the leadership of Frances Eglon, the team used Six Sigma qualitative tools to identify inefficiencies in the logistics process. By working with the Elementis Chromium logistics partner, the team was able to optimise delivery and distribution performance of the fleet resulting in variable transport cost reductions of 20 per cent and 10 per cent respectively.

Elementis Specialties
Six Sigma Team Leader
Elaine Young

Reduce organoclay production change over time

The Elementis Specialties facilities in Livingston, Scotland and St Louis and Charleston in the US work on a campaign basis to produce different grade organoclay products. The shutdown and clean out necessary at the changeover between products had been identified as a cause of inefficiency. A Six Sigma project to reduce the cost of grade changes at all three facilities was led by Elaine Young. The analysis and redesign of the change process focused on time, quality and customer needs and resulted in significant improvements, for example, the time taken to complete the most frequent grade change at Livingston reduced by 90 per cent.



Linatex
Six Sigma Team Leader
Stephen Frendt

Reduce variable production costs

The objective of the Six Sigma project at the Linatex manufacturing facility at Kuala Lumpur, Malaysia was to reduce variable costs of production on the new continuous rubber process by improving plant optimisation and reducing material losses and rejected products during the manufacturing process. The Six Sigma team, led by Stephen Frendt, identified, optimised and controlled the key manufacturing inputs into the process and reduced variable costs by 12 per cent.

Operating profit before exceptionals was £4.0 million, compared to £23.7 million in 2000, on sales down 4 per cent to £126.9 million. On a constant currency basis, sales decreased by around 7 per cent. Operating loss before exceptionals in the second half of 2001 was £0.2 million, compared to an operating profit before exceptionals of £11.7 million in the second half of 2000, on sales down 11 per cent.

The business estimates that the global chromium chemicals market fell a few per cent in volume terms year on year, the decline taking place in the second half of the year. Demand was lower for all product categories with the exception of chromic oxide for use in metal alloys.

Elementis Chromium sales volume fell by 9 per cent year on year, with second half volume being 15 per cent lower than the comparable period in 2000.

Sales volumes were lower year on year for all product categories, reflecting increased competition, mainly from Former Soviet Union producers, and reduced demand. The best performing product category was chromic acid, which continues to benefit from the success of the superior handling properties of our CA21™ product. Sales volumes of CA21™ increased by around 15 per cent year on year, almost all of which was achieved in the first half. Average pricing of chromium products was also lower, mainly as a result of increased competition.

Higher energy costs adversely impacted operating profit by £6.2 million versus 2000 on a comparable basis, of which around £4.9 million was in the first half.

Early in 2001, headcount reduced by more than 10 per cent as a result of a business process re-engineering exercise at Corpus Christi, Texas. The one-off cost of £2.3 million was largely recouped over the balance of the year. At the year end the business employed 439 people, 18 per cent below the comparable figure two years ago.

Despite the headcount savings, underlying fixed costs increased year on year in excess of inflation, mainly as a result of unusually high maintenance expenditure, particularly in the second half of the year. Additional controls on maintenance expenditure are now in place.

A new gas cleaning system for the chromic oxide plant at Eaglescliffe, UK was commissioned in the first quarter of 2001 costing £2.6 million. This will further enhance environmental performance standards. Some production capacity of chromic oxide for use in metal alloys was unavailable during the period as a result of this project.

A project is under way to link the Corpus Christi manufacturing facility to a combined steam and electricity co-generation plant being constructed at an adjacent oil refinery. This will come on-stream in late summer 2002, reducing energy costs.

The ratio of trade working capital to sales at the end of 2001 was 14 per cent, unchanged from the end of 2000 on a similar level of inventories.

On 12 February 2002, the US Environmental Protection Agency (EPA) announced restrictions, from 2004, on the use of chromated copper arsenate (CCA) as a wood preservative in the US affecting CCA treated timber for consumer use. Elementis Chromium supplies chromic acid which is used in the manufacture of CCA and acts primarily as a binding agent.

In its statement, the EPA announced the transition from the use of CCA in a variety of consumer uses by 31 December 2003 in favour of alternative products. The statement confirmed that the transition affects virtually all residential uses of wood treated with CCA, including wood used in play-structures, decks, picnic tables, landscaping timbers, residential fencing, patios and walkways/boardwalks. By January 2004, the EPA will not allow CCA products for any of these residential uses.

The statement goes on to state that, in the current year, the CCA manufacturers expect a decline in production of CCA products for affected residential uses up to 25 per cent. During 2003, the CCA manufacturers expect the transition away from CCA to continue and increase, with a decline in production of CCA products for affected residential uses up to 70 per cent.

Elementis understands that, following the CCA manufacturers' request to amend the pesticide registrations, the EPA will publish a notice in the Federal Register and a 30 day period for public comment will follow.

As previously indicated, Elementis estimates that, as a result of the EPA's decision, the global and US demand for chromium chemicals would reduce by around 5 and 30 per cent respectively. Elementis Chromium's sales for industrial applications of CCA, such as utility poles, rail sleepers and marine pilings, are relatively strong and are not affected by the EPA ruling. Nevertheless, Elementis Chromium's global sales of chromium chemicals could be adversely affected by around 15 per cent by 2004.

Elementis does not now expect its sales in 2002 to be materially affected by the EPA ruling.

Business review Chromium

Elementis Chromium is the world's largest producer of chromium chemicals.

£126.9 million
Sales

£4.0 million
Operating profit



Operational excellence
The gas cleaning system for the chromic oxide plant at Easglescliffe, UK will further enhance environmental performance standards.


ELEMENTIS

Joanne Hunter, Eaglescliffe, UK
Joanne Hunter, Operations Manager – Leather, Elementis Chromium. *Managing the chrome sulphate plant* requires clear focus on operational excellence. Key performance indicators are used to monitor the operation and include the availability and reliability of plant and customer feedback.



Operating profit before goodwill amortisation and exceptionals was £12.2 million, compared to £31.1 million in 2000, on sales down 3 per cent at £228.0 million. On a constant currency basis, sales reduced by around 6 per cent year on year. Operating profit before goodwill amortisation and exceptionals in the second half of 2001 was £1.7 million, compared to £15.5 million in the second half of 2000 on 7 per cent lower sales.

The ratio of Pigments & Specialties trade working capital to sales decreased from 21 per cent at the end of 2000 to 17 per cent at the end of 2001, primarily as a result of lower inventories at Elementis Pigments and higher trade creditor levels at Elementis Specialties.

Elementis Pigments is a world leading producer of synthetic iron oxide pigments. It also produces catalysts, zinc products and carboxylates.

At Elementis Pigments, sales decreased year on year, the rate of decline being greater in the second half of the year. Demand for iron oxide pigments for coatings, construction and chemical applications was generally weak throughout the year, particularly in North America. Coatings pricing was stable; in contrast, prices for construction grade material declined, particularly in Asia Pacific and Europe. Construction sales in Europe reduced significantly following the loss of a large account. Sales in Asia Pacific grew strongly throughout the year using product sourced from the Shenzhen manufacturing facility in China. Margins were also under pressure as a result of higher US energy costs.

Fixed costs in the second half of the year were adversely impacted by around £1.9 million following a decision to close both US iron oxide particle manufacturing facilities for approximately six weeks to reduce inventories by around £3 million.

Following the installation of additional production equipment in Shenzhen early in the year, a new range of coatings grade iron oxide pigments was successfully commercialised in the second half. Sales of Ferrispec™ granular product grew strongly.

Business review
Pigments & Specialties

£228.0 million
Sales

£12.2 million
Operating profit*

*before goodwill amortisation



Ken Buckingham, Business Services Manager, Elementis Pigments
In the second half of 2001, Elementis Pigments worked to improve operational excellence by reducing trade working capital. Rigorous steps were taken to aggressively reduce inventories at manufacturing facilities in the UK and US while maintaining service levels to customers.





Customer service
Ferrispec™ GC (granular crystals) is a free-flowing, low-dusting granular pigment engineered to provide superior colour strength.

Operating losses were incurred by the zinc and carboxylates part of the business based in Birtley near Durham in the UK. Zinc continues to be impacted by the continuing decline of the UK automotive tyre market. The profitability of the catalysts part of the business also declined year on year. Elementis Pigments has a strong market position but reduced volumes, driven by the North American downturn, have challenged the business's ability to cover fixed costs. This is being addressed on several fronts including a strategic review of the Birtley operation.

As a result of losses that occurred in the second half, for the reasons explained above, Elementis Pigments made an operating loss for the full year.

Elementis Specialties is a world leading producer of rheological additives. It also produces colourants, other additives and polymers. At Elementis Specialties, sales were flat year on year as a result of the stronger US dollar. Higher first half sales were offset by lower sales in the second half.

Throughout the year strong growth was achieved in rheological additives sales to the oil exploration market. This was offset by lower sales for coatings applications, particularly in North America, and, in the second half, for ink applications, the latter being impacted by a reduction in print advertising and competition. Total Rheolate™ sales for aqueous coatings applications grew modestly year on year. European trading remained relatively robust when compared to North America and Japan. Pricing in local currency increased marginally.

Operating profit before goodwill amortisation was lower than in 2000 for a number of reasons. The principal factors were unfavourable sales mix, higher energy and quaternary amine costs, other cost inflation not recovered through pricing or productivity gains, and expenditure on upgrading sales and marketing capabilities, including e-commerce. Second half profitability was particularly impacted by these factors.

Thixatrol® Max, a new thixotrope rheological additive, was launched in Europe during the year. This new generation thixatrope provides improved properties to a range of industrial coatings systems. Recently introduced products, Rheolate® 450, a high efficiency associate thickener for vinyl acrylic paints, and Bentone® 42, a drilling mud organoclay for high heat environments, continue to contribute good growth.

Additional management resource is now in place to develop and deliver a high growth strategy based on accelerated organic growth and including the inward licensing of technology, market alliances and acquisitions.





Customer service
Elementis Specialties is committed to giving customers first class service delivered by people with the relevant technical knowledge and a real desire to find the best solution for their needs.



David Facciponte, Supply Chain Manager, Elementis Specialties
Achieving on time/in full delivery to customers is a key target for delivering operational excellence and customer service. By working closely with the marketing and manufacturing teams, the supply chain management team is able to manage the demand and supply planning process so as to gear manufacturing schedules more effectively to customer requirements.



Operating loss before exceptionals was £0.5 million, compared to an operating profit before exceptionals of £2.6 million in 2000, on sales 15 per cent lower at £46.0 million. On a constant currency basis, sales decreased by around 14 per cent. Operating loss before exceptionals in the second half of the year was £1.4 million, compared to an operating profit before exceptionals of £1.0 million in the second half of 2000, on sales down 20 per cent.

The full year sales decline was primarily the result of the decision taken early in 2001 not to pursue new process technology equipment contracts and the exit of other unprofitable sales lines. Adjusting for these factors, lower underlying sales in North America (reflecting output reductions by West Coast mining customers) were offset by strong sales growth in South Africa and Latin America. Sales in Europe were impacted by disruption caused by the aircraft crash at the Yateley, UK, facility in late December 2000.

Losses on the completion of remaining process technology equipment contracts were just under £1.0 million, all of which occurred in the second half.

Several new products were launched; LinaCrepe™, a form of uncured rubber can be moulded into shape and is particularly suitable for belting, hoses and roller covering applications. LinaDek™ abrasion resistant modular screens for the mining and construction industry were launched in the US. Cut-end hose lined with Linatex is now available to the construction industry in the US.

The programme to refocus and simplify the Linatex business was completed in February 2001, with the closure in Montreal of the last of 13 sites. Total headcount fell by 93 over the course of the year, a 13 per cent reduction. Exceptional restructuring costs of £0.5 million were charged in the first half. Cost savings from this programme were, however, more than offset by higher expenditure in other areas.

Further actions are under way to improve the cost competitiveness of the business, including the evaluation of step change improvements in manufacturing structure.

A £4.0 million continuous rubber sheet press was installed towards the end of the year and is currently being commissioned. This equipment will reduce operating costs further and enable Linatex sheet to be produced within tighter thickness tolerances for new applications and with enhanced bonding capabilities.

The ratio of trade working capital to sales reduced from 20 per cent at the end of 2000 to 14 per cent at the end of 2001, primarily as a result of an effective inventory reduction programme similar to that at Elementis Pigments.

Business review
Specialty Rubber

Linatex is an international manufacturer of specialist rubber based anti-abrasion products.

£46.0 million
Sales

£0.5 million
Operating loss*

*before exceptionals



PK Chan, Senior Research Associate, Linatex
The investment in the Linatex manufacturing facility in Malaysia will enable Linatex sheet to be produced with tighter thickness tolerances for new applications and with enhanced bonding capabilities. The research team in Malaysia is responsible for developing innovative Linatex products.





Innovation
LinaDek™ abrasion resistant modular screens for the mining and construction industry were launched in the US in 2001.

Health, safety and the environment

Policy statement

Elementis conducts its business worldwide with the highest concern for the health and safety of its employees, contractors, customers, neighbours and the general public and for the environment in which it operates.

Elementis seeks to identify and eliminate occupational health hazards, is committed to providing a safe work place for all its employees and strives for zero injuries.

Elementis aspires to best-in-class performance in all aspects of environmental management. It views compliance with all applicable legal requirements and legal codes of practice as its minimum standard and works proactively to reduce emissions and waste from its products and processes.

Elementis supports the chemical industry's Responsible Care programme and applies these principles in its worldwide operations. Elementis recognises the importance of communications with all interested parties and is committed to informing its employees, contractors, customers, neighbours and the general public promptly of any significant hazards that arise from its operations.

The Board and senior management of Elementis are committed to this policy and continually monitor performance to ensure its implementation.

Health, safety and environment leadership

Geoff Gaywood, Chief Executive, has Board level responsibility for health, safety and environmental (HSE) issues. At operational level, HSE policy is the responsibility of the managing director of each business and is implemented through HSE managers. Leadership on HSE matters is provided by the Director of Manufacturing.

Achievements in 2001

Elementis achieved a significant improvement in safety performance as lost time accident frequency for continuing operations reduced by 53 per cent year on year. This rate is 13 per cent better than the Chemical Industries Association member rate for 2000.

The improved safety performance is mainly due to the implementation of a comprehensive incident investigation reporting system during 2001. The system provides a detailed analysis of reportable incidents and near misses and enables processes to be put in place to prevent reoccurrence. Over 800 investigations were carried out in the year, a large number of which were for near miss incidents.

Safety milestones passed during 2001

Elementis Chromium's three US leather tanning operations have each achieved in excess of 10 years working without a lost time accident.

Elementis Pigments Market Harborough, England achieved five years working without a lost time accident. Elementis Specialties Livingston, Scotland achieved the occupational health and safety standard OHSAS 18001. Elementis Specialties Mine at Newberry Springs, California achieved 10 years working without a lost time accident.

Using the strict Elementis definition of environmental incidents, environmental performance in continuing operations deteriorated in 2001, particularly in the first half. 28 incidents occurred compared with 16 in 2000. The incident investigation reporting system has now been implemented for all environmental incidents to identify the root cause and prevent reoccurrence.

Scientific review by regulators in the US resulted in the chrome ore processing residues from the Corpus Christi, Texas facility no longer being included on the Toxic Release Inventory.

HSE guidelines for life critical procedures were implemented throughout Elementis in 2001. These best practice guidelines will enable each Elementis facility worldwide to meet or exceed rigorous standards.

Elementis three day lost time accident frequency for continuing operations*

Year	Frequency
1994	[illegible]
1995	[illegible]
1996	1.96
1997	1.34
1998	0.89
1999	0.52
2000	0.58
2001	0.27

*Three day LTA/100,000 hours worked frequency for continuing operations

Safety

Our goal is zero injuries.

Lost time accident (LTA) frequency and recordable incident rates under the OSHA definition reduced by 53 per cent and 14 per cent respectively in 2001. Using the incident investigation reporting system and implementing hazard spotting/auditing training, LTA and OSHA rates are targeted to reduce substantially in 2002.

Health and safety audits will continue and will be completed in manufacturing facilities by the end of 2002.

Environmental performance

Our goal is zero environmental incidents.

The level of awareness and accountability for environmental performance has been raised during 2001. The same process for environmental performance as the one successfully implemented for safety has been put in place. The number of reportable environment incidents under the Elementis definition is targeted to reduce substantially in 2002.

Waste minimisation

Aggressive waste minimisation goals will be set for all businesses in 2002.

Data on waste and emissions for all operations were collected in 2001. Using this as a base, goals will be established in 2002 and reported on in 2003. Six Sigma methodology will be used, where appropriate, to enable waste minimisation.

Awareness and communication

Awareness of HSE matters will continue to be raised across Elementis.

An incident database was established in 2001 in order to spot trends and take corrective action. This will continue in 2002. All businesses participate in a monthly review of all serious incidents and share learnings.

Financial review

George Fairweather
Group Finance Director
28 February 2002

Results for the year

Sales from continuing operations decreased by 5 per cent year on year to £392.9 million. Operating profit before goodwill amortisation and exceptionals from continuing operations was £15.8 million, compared to £57.5 million in 2000. Operating profit on discontinued operations was £2.4 million.

Profit before goodwill amortisation, exceptionals and tax was £14.0 million, compared to £58.4 million in 2000.

Further details are given in the Chief Executive's report.

Exceptionals

Net exceptional charges before tax were £3.7 million, compared to £3.0 million in 2000. For 2001, exceptionals comprised:

- £4.6 million costs incurred in preparing the Company for sale;
- £0.5 million of additional inventory write downs relating to the Specialty Rubber restructuring; and
- £1.4 million profit arising on the disposal of the Harcros Chemicals chemical distribution business.

Interest

Net interest payable was £4.2 million, compared to £5.1 million in 2000. Interest cover (the number of times that the net interest charge is covered by operating profit before goodwill amortisation and exceptionals) was 4.3 times (2000: 12.5 times).

Taxation

The tax credit for the year was £8.5 million compared to a charge of £7.8 million in 2001.

The effective rate of tax on profit before goodwill amortisation and exceptionals, before the impact of prior period adjustments, was 14.0 per cent (2000: 14.0 per cent). This rate is substantially lower than the standard UK corporate tax rate for a number of reasons, including the utilisation of surplus advance corporation tax partially offset by unrelieved overseas tax losses. The tax credit on profit before goodwill amortisation and exceptionals for the year arose principally from the release of certain tax provisions following the resolution of historic issues with the UK Inland Revenue. Tax on net exceptional charges was £nil million (2000: credit of £0.4 million). In addition, there was an exceptional tax credit of £4.9 million arising in respect of historic business disposals.

FRS19 'Deferred Tax' will be implemented in 2002. Had the standard been used for the 2001 financial statements, the credit to the profit & loss account would have been reduced by £0.5 million, comprising an underlying current year credit of £7.3 million offset by a prior year adjustment charge of £7.5 million and exceptional charge of £0.3 million; year end shareholders' funds would have been £1.0 million lower.

Earnings per share

Basic earnings per share before goodwill amortisation and exceptionals decreased from 11.6 pence in 2000 to 4.0 pence in 2001. Basic earnings per share, after goodwill and exceptionals, was 1.1 pence (2000: 7.9 pence). The weighted average number of shares in issue during the year was 431.5 million (2000: 431.5 million); the number of shares in issue at the year end was 431.6 million (2000: 431.5 million).

Dividends and issue of redeemable B shares

The Board did not declare an interim dividend and, similarly, is not proposing a final dividend. Instead, it will continue with the programme, started in 2000, of issuing and redeeming redeemable B shares. The total nominal value of redeemable B shares issued to shareholders during 2001 was 5.4 pence per ordinary share.

The Board intends to issue further redeemable B shares to ordinary shareholders on the register on 26 April 2002, such that they receive redeemable B shares with a total nominal value of 1.0 pence for each ordinary share held. This compares with 3.3 pence for the comparable issue last year. This will be coupled with an offer to redeem these new shares for cash at their

Net interest payable £million



1999
(5.4)
2000
(5.1)
2001
(4.2)

Earnings per share before goodwill amortisation and exceptionals pence

1999	2000	**2001**
9.3	11.6	**4.0**

nominal value on 2 May 2002. A further offer will also be made to existing holders of redeemable B shares to redeem these shares for cash at their nominal value on 2 May 2002.

By not paying dividends on ordinary shares during 2001, Elementis will recover £5.8 million of advance corporation tax previously paid. Elementis estimates that it will be able to recover a further £1.1 million of advance corporation tax by not paying a final dividend for 2001.

A circular providing full details of the issue and redemption of redeemable B shares will be posted to all ordinary shareholders on 19 March 2002.

Cash flow and balance sheet

Net cash inflow from operating activities was £37.9 million, compared to £58.4 million in 2000.

Working capital inflow was £9.8 million, compared to a £12.4 million outflow in 2000. Debtors decreased by £13.5 million, of which £8.6 million was attributed to decreased sales. Trade debtor days for continuing businesses decreased by eight days during the year. Stock levels continue to be tightly controlled overall, with a £6.6 million reduction in the year.

Cash expenditure on fixed assets totalled £16.8 million (2000: £22.1 million) and compares with depreciation of £18.8 million (2000: £17.5 million). Looking forward to 2002, capital expenditure is likely to be below depreciation excluding any expenditure on a Group-wide Enterprise Resource Planning system which is currently being evaluated. Net cash inflow from the sale of Chemical Distribution was £16.6 million.

Net cash inflow before the use of liquid resources and financing was £26.2 million, compared to an inflow of £32.4 million in 2000. Free cash inflow was £9.9 million, compared to £33.4 million in 2000.

Net borrowings at the year end were £40.0 million (2000: £41.7 million). Gearing (the ratio of net borrowings to shareholders' funds plus net borrowings) was 9.1 per cent (2000: 9.2 per cent).

Shareholders' funds at the year end were £397.5 million, compared to £411.2 million at the end of 2000.

Pensions and other post retirement benefits

The total cost of post-retirement health care and pensions was £3.3 million, compared to £2.1 million in 2000. This charge includes a credit of £2.6 million (2000: £4.0 million) for variations from regular pension costs in respect of the amortisation of the surplus/deficit arising on the main UK pension scheme.

These figures incorporate, for the final quarter of the year, the preliminary results of an actuarial valuation of the UK scheme at 30 September 2001.

At that date, the market value of the scheme's assets was £388.7 million, of which £68.9 million related to pension assets to be transferred out in respect of historic business disposals, £15.7 million related to insured annuities and £2.2 million related to money purchase benefits. The balance of £301.9 million has been used for the purposes of the actuarial valuation and is sufficient to cover 97 per cent of the benefits that had accrued to members after allowing for expected future increases in salaries.

The most recent actuarial valuation of the US funded defined benefits schemes was at 31 December 2001; at that date the market value of the schemes' assets was £46.8 million, which is sufficient to cover 85 per cent of the benefits that had accrued to members, after allowing for expected future increases in salaries.

The Group has made use of the transitional requirements of FRS17 'Retirement Benefits'. Had the standard been adopted in full for the 2001 financial statements, profit before tax would have increased by £0.5 million (being a £3.2 million increase in operating costs, more than offset by a £3.7 million interest credit). The net pension liability under FRS17 at 31 December 2001 was £25.3 million; this comprises £11.2 million for UK pension schemes, £15.7 million for US pension schemes, £11.6 million for US post retirement medical benefits, and £0.8 million for other schemes, partially offset by a £14.0 million deferred tax asset. Had the standard been adopted in full at the year end, shareholders' funds would have been lower by £13.8 million as a result. FRS17 will be adopted in full in 2002.

Net pension costs as a result are estimated to increase in 2002 by around £3.1 million compared to the FRS17 figures for 2001, primarily in relation to net finance cost.

Treasury

Treasury activities are governed by policies and procedures approved and monitored by the Board. The Group operates a central treasury service centre, the principal function of which is to manage and monitor the Group's external and internal funding requirements and treasury risks, including interest rate and currency management. Group Treasury is subject to periodic internal audit.

The Group's financial instruments, other than derivatives, comprise borrowings, cash and liquid resources. Certain derivative financial instruments (principally interest rate swaps and forward foreign currency contracts) are entered into in order to manage interest rate and currency risks efficiently.

The Group does not hold or issue derivative financial instruments for speculative trading purposes; treasury policy specifically prohibits such activity.

Interest rate risk

The Group borrows at both fixed and floating interest rates and then uses interest rate swaps to generate the required interest rate profile. The Group has no specific proportion of its borrowings that should be at fixed rates of interest. Following the expiration of certain fixed interest rate swaps during the year, the Board has decided to take advantage of the current low interest rate environment and effectively borrow completely at floating interest rates. At the year end, therefore, no net borrowings were at fixed rates (2000: 97 per cent, fixed for an average of 0.4 years) after taking account of interest rate swaps.

Currency risk

Businesses are permitted to use forward foreign currency contracts to hedge transaction exposures where deemed appropriate in consultation with Group Treasury. At the beginning of 1999, the Group switched to managing its global businesses on a US dollar basis, including internal performance measurement and reporting, in line with many other global chemical companies. As a result, it does not seek to mitigate the effect of US dollar translation exposure to its sterling reported asset base through dollar borrowings. In 2001, the average sterling exchange rate was $1.45 and €1.61 compared with $1.52 and €1.64 in 2000. The sterling exchange rate at 31 December 2001 was $1.46 and €1.63, compared with $1.49 and €1.59 at 31 December 2000.

Liquidity risk

Group funding policy is to have committed borrowings in place to cover at least 125 per cent of peak forecast net borrowings for at least a 12 month forward period. At the year end, the Group had £178.0 million of undrawn committed facilities.

Counterparty credit risk

The Group controls counterparty credit risk by entering into cash deposits and financial instruments with authorised counterparties. Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty depending upon their credit rating and by regular review of these ratings. Counterparty positions are monitored on a regular basis.

Discontinued operations

Operating profit at Harcros Chemicals up to the point of disposal in October 2001 was £2.4 million, on sales of £137.5 million. This compares with an operating profit of £6.0 million on sales of £160.0 million for the full year 2000.

The exceptional profit arising on the disposal of this business was £1.4 million.

Currency analysis of cash at bank and in hand £39.5 million

1 GBP 48%
2 USD 26%
3 EUR 11%
4 Other 15%



1
2
3
4

Currency analysis of borrowings £79.5 million

1 GBP 7%
2 USD 69%
3 EUR 23%
4 Other 1%



4
1
2
3

Report of the directors

Report and financial statements

The directors submit their report and the audited financial statements for the year ended 31 December 2001. For the purposes of this report, the expression "Company" means Elementis plc and the expression "Group" means the Company and its subsidiaries.

Issue of redeemable B shares

At the Annual General Meeting held on 28 April 2000, shareholders conferred authority on the Board to issue redeemable B shares. The total nominal value of redeemable B shares issued to shareholders during the year was 5.4 pence per ordinary share. The Board intends to issue further redeemable B shares to ordinary shareholders on the register on 26 April 2002, such that they receive redeemable B shares with a total nominal value of 1.0 penny for each ordinary share held. This will be coupled with an offer to redeem these new shares for cash at their nominal value on 2 May 2002.

A further offer will also be made to existing holders of redeemable B shares to redeem these shares for cash at their nominal value on 2 May 2002.

Results and dividend

The Group profit for the year attributable to shareholders amounted to £4.7 million (2000: £34.2 million). No ordinary interim or final dividends have been declared. Holders of redeemable B shares are entitled to a non-cumulative preferential dividend at a rate of 75 per cent of six month sterling LIBOR payable six monthly in arrears; the charge to the profit and loss account in 2001 in respect of these dividends was £0.1 million.

Principal activities, business review and future development

The Chairman's statement and the Chief Executive's report contain a review and description of the principal activities of the Group during 2001, references to recent events and likely future developments. Companies throughout the Group undertake, on a continuing basis, research and development of new products and improvement of existing products.

Group turnover and profit is analysed by activity and geographically in the notes to the financial statements.

Donations and contributions

During the year, the Group donated £9,903 for charitable purposes in the United Kingdom.

Political donations

Elementis has no affiliation to any political party or group in any country and makes no political donations.

Directors

The present directors of the Company are Jonathan Fry, Geoff Gaywood, George Fairweather, Philip Brown, Michael Hartnall, Rick McNeel and Edward Wilson.

A statement of the directors' interests in the share capital of the Company is set out in the Board report on remuneration. Lyndon Cole resigned as a director on 5 July 2001. Since the year end, it has been announced that Brian Taylorson, currently Director of Corporate Finance, is to join the Board at the beginning of April as Finance Director. He will replace George Fairweather who is leaving to take up a similar position at Alliance UniChem Plc.

Employee communications and involvement

It is Group policy to communicate with all employees on major matters to encourage them to take a wider interest in the affairs of their employing company and the Group. This is done in a variety of ways including in-house newspapers, bulletins and briefing sessions. The Company operates savings-related share option schemes allowing UK and US employees an opportunity to become shareholders.

Employment policies

The Group is committed to the principle of equal opportunity in employment, regardless of a person's race, creed, colour, nationality, gender, age, marital status or disability. Employment policies are fair, equitable and consistent with the skills and abilities of the employees and the needs of the Group's businesses.

These policies ensure that everyone is accorded equal opportunity for recruitment, training and promotion. Where an employee becomes disabled whilst employed by a Group company, every effort is made to allow that person to continue in employment.

Creditor days

Since the Company has no trade creditors, the disclosure of creditor days does not apply.

Policy on payment of suppliers

The Group applies a policy of agreeing payment terms with each of its major suppliers and abides by these terms, subject to satisfactory performance by the suppliers.

Substantial shareholders

The Company has been advised of the following notifiable interests in the issued ordinary capital of the Company as at the close of business on 22 February 2002:

	Ordinary shares million	Percentage of issued ordinary share capital
Silchester International Investors Limited	64.9	15.1%
Schroder Investment Management Limited	43.5	10.1%
Fidelity International Limited & FMR Corp	30.1	6.9%
Sanford C Bernstein & Co., Inc.	28.5	6.6%

Auditors

A resolution to re-appoint PricewaterhouseCoopers as Auditors of the Company will be proposed at the forthcoming Annual General Meeting to be held on 25 April 2002.

By order of the Board
Philip Brown
Company Secretary
28 February 2002

Board report on corporate governance

Compliance with the provisions of the Combined Code
The Company complied with all the provisions set out in Section 1 of the Combined Code throughout the year.

Application of the principles set out in the Combined Code
In this report, the heading to each of the principles is set out and the manner in which the Company has applied the principle underlying each of the headings is described.

The Board
The Company has a Board comprising an independent non-executive Chairman, three executive directors and three independent non-executive directors. The senior non-executive director is Michael Hartnall.

Chairman and Chief Executive
The Company has both a Chairman and a Chief Executive. There is a clear division of responsibility between the two positions with the Chairman responsible for running the Board and the Chief Executive responsible for running the Group's businesses. Jonathan Fry however, assumed the executive role of Chief Executive following the resignation of Lyndon Cole on 5 July 2001; he reverted to his non-executive role as Chairman following the appointment of Geoff Gaywood on 1 October 2001. Major decisions have to be made by the Board as a whole and no one individual has unfettered powers of decision.

Board balance
The Board has both executive and independent non-executive directors. Each director has a vote and no individual or small group of individuals dominates the Board's decision taking.

Supply of information to the Board
The Board normally meets ten times a year and considers at each meeting a report from the Chief Executive on current trading and major business issues. The Board also considers reports from various heads of corporate functions on a regular basis and agrees the operating plan for the following financial year.

Appointments to the Board
There is a Nominations Committee of the Board which comprises all the non-executive directors and is chaired by the Chairman of the Company. This Committee nominates appointments to the Board with actual appointments being made by the Board as a whole.

Re-election of directors
The Articles of the Company require each director to retire from office and submit themselves for re-election on a date which is no more than three years from the date of their appointment or last re-appointment. The directors retiring at the next Annual General Meeting and submitting themselves for re-election are Michael Hartnall and Edward Wilson.

Geoff Gaywood was appointed a director on 1 October 2001 and will submit himself for election at the Annual General Meeting. Brian Taylorson will be appointed a director with effect from 2 April 2002 and will also submit himself for election at the Annual General Meeting.

The level and make-up of directors' remuneration and disclosure
The level and make-up of remuneration is set out in the Board report on remuneration. As that Report shows, a proportion of executive directors' remuneration is linked to corporate performance through both the Performance Share Plan and the annual bonus scheme.

Procedure on executive remuneration
There is a Remuneration Committee of the Board which is more fully described in the Board report on remuneration. The responsibilities of the Committee include the determination of (i) the Company's policy on remuneration of executive directors and (ii) the specific remuneration in all its forms and all other terms of service of executive directors. No director is involved in deciding their own remuneration.

Dialogue with institutional shareholders
Directors of the Company are in contact from time to time with representatives of institutional shareholders to discuss matters of mutual interest relating to the Company.

Constructive use of the Annual General Meeting
The Board uses the Annual General Meeting (AGM) as an occasion to communicate with all shareholders, including private investors, who are provided with the opportunity to ask questions relating to the Group. The notice of the AGM to be held on 25 April 2002 and related papers will be posted to shareholders more than 20 working days before the AGM.

Financial reporting
The directors have acknowledged, in the Directors' responsibilities statement, their responsibility for preparing the financial statements of the Company and the Group. The auditors have included, in the independent auditors' report, a statement about their reporting responsibilities.

The directors are also responsible for the publication of unaudited interim reports of the Group which provide balanced and understandable assessments of the Group's financial position for the first six months of each accounting period. The same standards are applied to other price sensitive public reports and reports to regulators, as well as to information provided to satisfy statutory requirements.

Going concern
After making appropriate enquiries, the directors have a reasonable expectation that the Company and Group have adequate resources to continue in operational existence for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing the financial statements.

Internal control
The Board has overall responsibility for the Group's system of internal control and risk management and for reviewing the effectiveness of this system. Such a system can only be designed to manage, rather than eliminate, the risk of failure to achieve business objectives and can therefore only provide reasonable, and not absolute, assurance against material misstatement or loss.

The Board is of the view that an ongoing process for identifying, evaluating and managing significant risks faced by the Group was in place throughout 2001 and up to the date that the Annual Report 2001 was approved. This process is regularly reviewed by the Board and accords with the internal control guidance for directors as required by the Combined Code.

A risk management committee consisting of senior business and functional management exists to enhance management's ability to review and monitor the effectiveness of this process on a regular basis. The terms of reference of the committee include establishing and implementing policies and procedures for risk management and internal controls and allocating responsibility for business risk management. They also include the ongoing monitoring of the effectiveness of internal controls.

Businesses are required to include internal controls on agendas for their regular management meetings and to report half yearly to the risk management committee on actions taken to review the effectiveness of those controls. Businesses are also required to have processes to identify risks and, so far as possible, take action to reduce those risks.

At the meeting held in December 2001, the Board carried out its annual review of the effectiveness of internal controls. This included considering a report from the risk management committee on action taken during the year to identify and reduce risks and to increase awareness of both risk management and the importance of having effective internal controls.

Audit Committee and Auditors
The Audit Committee comprises the Chairman and all non-executive directors. The Committee meets at least three times a year to review, inter alia, in conjunction with the external and internal auditors, internal financial controls within the Group. The Committee operates under written terms of reference and its duties include a detailed review of the financial statements prior to their recommendation to the Board for approval.

The duties of the Audit Committee include keeping under review the scope and results of the external audit, its cost effectiveness and the independence and objectivity of external auditors.

Board report on remuneration

The Remuneration Committee

Remuneration paid to executive directors is considered and determined by the Remuneration Committee. The Committee comprises the Chairman and all non-executive directors. The Chief Executive attends some meetings of the Committee in an advisory capacity but is not a Committee member and is not present for discussions which directly concern him.

Remuneration policy

Remuneration policy centres on ensuring that remuneration packages are sufficiently competitive to attract, retain and motivate the right calibre of executive director for each individual function. Incentive payments are conditional upon demanding performance criteria so as to align incentive awards paid to directors directly with the interests of shareholders. The Committee uses the services of external consultants to help it agree appropriate packages reflecting the remuneration policy. The constituent parts of those packages are set out in the following paragraphs.

Salaries, fees and benefits

Salaries for executive directors are reviewed annually and determined by the Committee, taking into account individual performance over the previous twelve months and pay and employment conditions elsewhere in the Group. The Committee also uses information provided by external consultants relating to rates of pay for similar positions in comparable companies. Any increases in basic salary are effective from 1 July each year.

Benefits relate to the provision of cars, life assurance and medical cover.

Fees for non-executive directors are determined by the Board. Individuals cannot vote on their own remuneration.

Short-term incentive arrangements

The 2001 annual bonus scheme for executive directors was based on a shareholder value measure which takes into account not just after tax earnings but also an estimated cost of equity capital. Under this scheme, directors could earn a bonus of up to 60 per cent of their basic annual salaries based on a pre-determined scale. For 2001, executive directors are not entitled to a bonus under this scheme. Additional incentive arrangements were put in place which would have crystallised if an offer for the Company's share capital had become unconditional by the end of 2001. No such incentives became payable. A bonus was paid to Lyndon Cole and George Fairweather on the basis that the bonus could be applied by them towards settling fees incurred in obtaining professional advice in relation to their possible participation with any potential purchaser of the Company.

Long-term incentive plan

The executive directors, together with certain key business managers, participate in a long-term incentive plan known as the Performance Share Plan ("the Plan"). This is similar to schemes operated by a number of other listed companies and uses total shareholder return (TSR) as the performance measure.

Under the Plan, participants are, on payment of a nominal option price of 1 penny per share, able to exercise options over shares in the Company in respect of an individual grant if the performance criteria over a three year performance period are met. Details of options granted to executive directors under the Plan are shown in the table of directors' share options at the end of this report; this includes details of options granted in 1999 which have now lapsed.

At the date of this report, grants made in 2000 and 2001 remain outstanding. The maximum value of shares over which options were granted in each of these two years was equivalent to 80 per cent of annual basic salary as determined at 1 January in each year.

Comparator companies for purposes of grants are FTSE 250 companies, excluding investment trusts.

The TSR for each FTSE 250 company is measured over a three year period commencing 1 January in the year of the relevant grant, with each company then placed in descending order according to their TSR returns with the company with the highest return shown first. If the Company's TSR over the same period is more than the company in the 30th percentile position, all options will become exercisable; options to the value of 60 per cent of salary will be exercisable if in the top 40; 40 per cent if in the top 50 and 20 per cent if in the top 60. No options will be exercisable if the Company's performance is below the 60th percentile position.

In order to emphasise the long-term nature of the Plan, participants may only sell enough shares to cover their liability for income tax arising on the exercise of an option within the two year period following the date of the exercise of that option.

An Employee Share Ownership Plan trust (ESOP) was established in 1995 and has purchased some of the shares in the Company which would be required if participants were entitled to exercise the maximum number of options outstanding under the Plan. At 31 December 2001, the ESOP held 687,229 shares with a market value of £0.3 million. The ESOP has been included in the financial statements in accordance with UITF Abstract 13. There were no amounts outstanding on the balance sheets at 31 December 2001 and 31 December 2000 and there has been no charge to the profit and loss account in the year (2000: nil). The right to dividends on ordinary shares owned by the ESOP have been waived.

Directors' remuneration table

	Salaries/ fees 2001 £'000	Bonuses 2001 £'000	Benefits 2001 £'000	Compensation for loss of office 2001 £'000	Total emoluments excluding pensions 2001 £'000	Total emoluments excluding pensions 2000 £'000
Executive						
Geoff Gaywood[1]	**84**	-	-	-	**84**	-
George Fairweather	**269**	**50**	**19**	-	**338**	371
Philip Brown	**148**	-	**10**	-	**158**	96
Lyndon Cole[2]	**211**	**50**	**1**	**525**	**787**	520
Mike Parker[3]	-	-	-	-	-	596
Non-executive						
Jonathan Fry (Chairman)	**150**	-	-	-	**150**	150
Michael Hartnall	**23**	-	-	-	**23**	23
Rick McNeel	**20**	-	-	-	**20**	7
Edward Wilson	**20**	-	-	-	**20**	20
Robert Easton[4]	-	-	-	-	-	7
	925	**100**	**30**	**525**	**1,580**	1,790

Notes:

1 Appointed as a director on 1 October 2001.

2 Lyndon Cole resigned as a director and left employment of the Company on 5 July 2001.

3 Mike Parker resigned as a director with effect from 14 July 2000 and left employment of the Company on 31 December 2000. Of the total emoluments of £596,000 for 2000, £336,000 was compensation for loss of office, £236,296 was paid during 2000 with the balance paid on 30 June 2001.

4 Ceased to be a director in 2000.

Emoluments for Lyndon Cole and George Fairweather exclude salary supplements related to funded unapproved retirement benefit arrangements. These are shown in the Directors' retirement benefits table.

Benefits relate to the provision of cars, life assurance and medical cover.

Service contracts

Geoff Gaywood and George Fairweather have service agreements with Elementis plc which are terminable by either party on giving not less than 12 months' notice to the other party.

Philip Brown has a service agreement with Elementis plc which is terminable by the Company on giving not less than 24 months' notice (where such notice is given on or before 27 July 2003) and not less than 12 months' notice (where such notice is given after 27 July 2003) and terminable by Philip Brown giving not less than 12 months' notice to the Company. Up until his appointment as a Director of the Company in July 2000, he had an employment contract with Elementis Holdings Limited which was terminable by Elementis Holdings Limited giving not less than 12 months' notice. In addition, the contract provided that he would be paid the equivalent of 24 months' salary in the specific event of redundancy. This contract was replaced by a service agreement with Elementis plc on Philip Brown's appointment as a director in July 2000. The service agreement was amended on 20 December 2001 to reduce the notice period to be given by the Company after 27 July 2003 to 12 months.

Retirement benefits

Executive directors participate in the Company's Inland Revenue approved funded occupational pension scheme.
The main benefits to executive directors, who contribute a percentage of their gross salaries to the scheme each year, are:

- an accrual rate of 1/30 for each year of pensionable service
- life assurance cover of four times pensionable salary
- pensions to spouse and dependent children payable on death

All executive directors are subject to the Inland Revenue cap on the amount of salary which may be treated as pensionable. The Company has undertake to provide benefits to Philip Brown and George Fairweather equivalent to the entitlements which cannot be provided by the Company's scheme. Philip Brown's benefits are on an unfunded basis and George Fairweather 's benefits are on a funded basis. In addition, George Fairweather was paid a related salary supplement. Consideration is currently being given to providing Geoff Gaywood with compensation for the entitlements which cannot be provided by the Company's scheme.

The normal pension age for Geoff Gaywood is 65 and, for Philip Brown and George Fairweather, is 60.

Directors' retirement benefits table

	Pension contributions 2001 £'000	Pension contributions 2000 £'000	Salary supplements 2001 £'000	Salary supplements 2000 £'000	Accrued benefits 31.12.01 £'000	Increases in accrued benefits 2001 £'000	Transfer value of increases in accrued benefits 2001 £'000
Executive							
Geoff Gaywood[1]	-	-	-	-	1	1	12
Lyndon Cole[2,3]	138	153	111	123	9	2	97
George Fairweather[2]	39	140	31	113	16	4	15
Philip Brown[4]	-	-	-	-	76	17	219
	177	293	142	236	102	24	343

Notes:

1 Geoff Gaywood joined the Company's scheme on 1 December 2001 and the Company has agreed to pay £50,000 per annum into the scheme to fund the cost of providing pension benefits linked to his retirement age of 65.

2 Pension contributions for Lyndon Cole and George Fairweather comprise payments to separate funded unapproved retirement benefits schemes; in addition related salary supplements were paid.

3 Lyndon Cole resigned as a director and left employment of the Company on 5 July 2001. A payment of £103,682 was made under the terms of his funded unapproved retirement benefits scheme and this is included in his total pension contributions of £137,684 for 2001. In addition, related salary supplements were paid.

4 Accrued benefits for Philip Brown include the value of unfunded unapproved retirement benefits arrangements.

Non-executive directors are not entitled to retirement benefits.

Directors' shareholdings

	Ordinary shares beneficial holdings		Redeemable B Shares beneficial holdings	
	31.12.01	31.12.00*	31.12.01	31.12.00*
Geoff Gaywood	**40,000**	-	**31,500**	-
George Fairweather	**21,200**	21,200	-	-
Philip Brown	**20,278**	278	**42,000**	-
Jonathan Fry (Chairman)	**65,240**	65,240	-	-
Michael Hartnall	**6,000**	6,000	-	-
Rick McNeel	**9,500**	9,500	-	-
Edward Wilson	**31,250**	1,250	**67,125**	-

* or at date of appointment if later

Directors' share options

		Ordinary shares under option						
	Option type	31.12.00	Lapsed/ cancelled during 2001	Granted during 2001	31.12.01	Exercise price	Date from which exercisable	Expiry date
George Fairweather	Performance Share Plan	153,024	(153,024)	-	-	1.0p	1.1.2001	2.5.2005
		150,744	-	-	**150,744**	1.0p	1.1.2002	14.10.2006
		189,304	-	-	**189,304**	1.0p	1.1.2003	11.4.2007
		-	-	262,312	**262,312**	1.0p	1.1.2004	31.1.2008
	Savings-Related Share Option Scheme	18,154	-	-	**18,154**	53.4p	1.6.2003	1.12.2003
Philip Brown	Performance Share plan	66,078	(66,078)	-	-	1.0p	1.1.2001	2.5.2005
		66,116	-	-	**66,116**	1.0p	1.1.2002	14.10.2006
		88,010	-	-	**88,010**	1.0p	1.1.2003	11.4.2007
		-	-	151,656	**151,656**	1.0p	1.1.2004	31.1.2008
	Savings-Related Share Option Scheme	18,154	-	-	**18,154**	53.4p	1.6.2003	1.12.2003
	Executive share options	26,713	-	-	**26,713**	168.5p	11.5.1996	11.5.2003
		28,204	-	-	**28,204**	184.8p	13.9.1997	13.9.2004
		36,957	-	-	**36,957**	152.5p	19.9.1998	19.9.2005
		43,756	-	-	**43,756**	132.8p	5.11.1999	5.11.2006

Summary particulars of the Group's share option schemes are given in the notes to the financial statements.

The market price of ordinary shares at 31 December 2001 was 39 pence and the range during 2001 was 33 pence to 111 pence.

None of the directors had a beneficial interest in any contract of significance in relation to the business of the Company or its subsidiaries at any time during the financial year.

There has been no change in the directors' shareholdings (all of which are beneficial) and their share options between the year end and 28 February 2002.

Directors' responsibilities statement

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss of the Group for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently
- make judgements and estimates that are reasonable and prudent
- state whether applicable United Kingdom accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements
- prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Company will continue in business.

The directors are responsible for ensuring that the Company keeps proper accounting records which disclose, with reasonable accuracy at any time, the financial position of the Company and which enable them to ensure that the financial statements comply with the Companies Act 1985. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions. They are also responsible for:

- safeguarding the assets of the Company and the Group
- taking reasonable steps for the prevention and detection of fraud and other irregularities
- ensuring the maintenance and integrity of the Company's corporate website.

Independent auditors' report

To the members of Elementis plc
We have audited the financial statements, comprising the consolidated profit and loss account, balance sheets, cash flow statement, reconciliation of operating profit to net cash inflow from operating activities, statement of total recognised gains and losses, reconciliation of movements in shareholders' funds and notes to the financial statements, which have been prepared under the historical cost convention and the accounting policies set out in the notes to the financial statements.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the Annual Report, including the financial statements, in accordance with applicable United Kingdom law and accounting standards, are set out in the directors' responsibilities statement. Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards issued by the Auditing Practices Board and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the report of the directors is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises the Chairman's statement, Chief Executive's report, financial review, Board and senior management biographies, report of the directors, Board report on corporate governance, Board report on remuneration, the five year record and other information for shareholders.

We review whether the Board report on corporate governance reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

Basis of opinion
We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 December 2001 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers, London
Chartered Accountants and Registered Auditors
28 February 2002

Consolidated profit & loss account

for the year ended 31 December 2001

	Note	Before goodwill amortisation & exceptionals £million	Goodwill amortisation £million	Exceptionals £million	2001 £million	2000 £million
Turnover						
Continuing operations		**392.9**	-	-	**392.9**	413.8
Discontinued operations		**137.5**	-	-	**137.5**	160.0
Group turnover	2	**530.4**	-	-	**530.4**	573.8
Group operating profit/(loss)						
Continuing operations						
Before goodwill amortisation and exceptionals		**15.7**	-	-	**15.7**	57.4
Goodwill amortisation		-	**(14.0)**	-	**(14.0)**	(13.3)
Exceptionals		-	-	**(5.1)**	**(5.1)**	(3.0)
		15.7	**(14.0)**	**(5.1)**	**(3.4)**	41.1
Discontinued operations		**2.4**	-	-	**2.4**	6.0
	2,3,4	**18.1**	**(14.0)**	**(5.1)**	**(1.0)**	47.1
Associates		**0.1**	-	-	**0.1**	0.1
Operating profit/(loss)		**18.2**	**(14.0)**	**(5.1)**	**(0.9)**	47.2
Profit on disposal of business – discontinued operations		-	-	**1.4**	**1.4**	-
Profit on ordinary activities before interest		**18.2**	**(14.0)**	**(3.7)**	**0.5**	47.2
Net interest payable	5	**(4.2)**	-	-	**(4.2)**	(5.1)
Profit/(loss) on ordinary activities before tax						
Before goodwill amortisation and exceptionals		**14.0**	-	-	**14.0**	58.4
Goodwill amortisation		-	**(14.0)**	-	**(14.0)**	(13.3)
Exceptionals		-	-	**(3.7)**	**(3.7)**	(3.0)
		14.0	**(14.0)**	**(3.7)**	**(3.7)**	42.1
Tax on profit/(loss) on ordinary activities	6	**3.6**	-	**4.9**	**8.5**	(7.8)
Profit on ordinary activities after tax		**17.6**	**(14.0)**	**1.2**	**4.8**	34.3
Minority interests – equity		**(0.1)**	-	-	**(0.1)**	(0.1)
Profit for the financial year		**17.5**	**(14.0)**	**1.2**	**4.7**	34.2
Dividends – non-equity	7	**(0.1)**	-	-	**(0.1)**	(0.1)
Amount transferred to reserves	24	**17.4**	**(14.0)**	**1.2**	**4.6**	34.1

	Note	2001	2000
Earnings per ordinary share	8		
Basic and diluted		**1.1p**	7.9p
Basic before goodwill amortisation and exceptionals		**4.0p**	11.6p
Diluted before goodwill amortisation and exceptionals		**4.0p**	11.5p

Balance sheets

at 31 December 2001

	Note	Group 2001 £million	Group 2000 £million	Company 2001 £million	Company 2000 £million
Fixed assets					
Goodwill	14	**219.2**	228.8	-	-
Tangible fixed assets	15	**192.0**	192.1	-	-
Investments	16	**3.8**	2.0	**653.1**	759.1
		415.0	422.9	**653.1**	759.1
Current assets					
Stocks	17	**56.3**	76.7	-	-
Debtors	18	**86.6**	109.2	**2.2**	1.6
Cash at bank and in hand	20a	**39.5**	51.2	-	-
		182.4	237.1	**2.2**	1.6
Creditors: amounts falling due within one year					
Borrowings	20b	**5.8**	7.3	**5.6**	6.5
Creditors	19	**73.1**	106.2	**0.3**	1.6
		78.9	113.5	**5.9**	8.1
Net current assets/(liabilities)		**103.5**	123.6	**(3.7)**	(6.5)
Total assets less current liabilities		**518.5**	546.5	**649.4**	752.6
Creditors: amounts falling due after more than one year					
Borrowings	20b	**73.7**	85.6	-	-
Government grants		**0.8**	0.6	-	-
Amounts due to subsidiary undertakings		-	-	**159.6**	127.9
		74.5	86.2	**159.6**	127.9
Provisions for liabilities and charges	21	**43.8**	46.6	**0.6**	0.3
		118.3	132.8	**160.2**	128.2
		400.2	413.7	**489.2**	624.4
Capital and reserves					
Called up share capital	24	**23.9**	23.6	**23.9**	23.6
Share premium	24	**1.2**	1.1	**1.2**	1.1
Capital redemption reserve	24	**43.4**	20.4	**43.4**	20.4
Other reserves	24	-	-	**182.3**	311.7
Profit and loss account	24	**329.0**	366.1	**238.4**	267.6
Shareholders' funds		**397.5**	411.2	**489.2**	624.4
Minority interests		**2.7**	2.5	-	-
		400.2	413.7	**489.2**	624.4
Shareholders' funds					
Equity		**395.2**	409.2	**486.9**	622.4
Non-equity		**2.3**	2.0	**2.3**	2.0
		397.5	411.2	**489.2**	624.4
Net borrowings		**(40.0)**	(41.7)	**(5.6)**	(6.5)

Geoff Gaywood/George Fairweather Directors
The financial statements were approved by the Board on 28 February 2002.

Cash flow statement
for the year ended 31 December 2001

	Note	2001 £million	2001 £million	2000 £million	2000 £million
Net cash inflow/(outflow) from operating activities					
Continuing operations		**37.1**		60.6	
Discontinued operations		**0.8**		(2.2)	
			37.9		58.4
Returns on investments and servicing of finance					
Interest received		**6.7**		9.3	
Interest paid		**(11.5)**		(14.4)	
			(4.8)		(5.1)
Taxation			**(7.2)**		(4.5)
Capital expenditure and financial investment					
Purchase of fixed assets (less grants received)		**(16.8)**		(22.1)	
Disposal of fixed assets		**0.8**		6.7	
			(16.0)		(15.4)
Acquisitions and disposals					
Disposal of businesses in prior years		**(0.3)**		(1.0)	
Disposal of businesses in current year	27f	**16.6**		-	
			16.3		(1.0)
Cash inflow before use of liquid resources and financing			**26.2**		32.4
Financing and management of liquid resources	27b		**(18.1)**		(35.7)
Increase/(decrease) in cash	27e		**8.1**		(3.3)

Reconciliation of operating profit/(loss) to net cash inflow from operating activities
for the year ended 31 December 2001

	Continuing operations 2001 £million	Discontinued operations 2001 £million	2001 £million	2000 £million
Operating profit/(loss)	**(3.3)**	**2.4**	**(0.9)**	47.2
Goodwill amortisation	**14.0**	-	**14.0**	13.3
Depreciation (less grants credited)	**18.8**	-	**18.8**	17.3
Share of profits of associated undertakings	**(0.1)**	-	**(0.1)**	(0.1)
Exceptionals in operating profit	**5.1**	-	**5.1**	3.0
Cash outflow on exceptionals	**(5.2)**	-	**(5.2)**	(3.9)
Decrease/(increase) in stocks	**6.6**	-	**6.6**	(1.8)
Decrease/(increase) in debtors	**12.6**	**0.9**	**13.5**	(8.4)
Decrease in creditors	**(8.7)**	**(1.6)**	**(10.3)**	(2.2)
Decrease in provisions	**(2.7)**	**(0.9)**	**(3.6)**	(6.0)
	37.1	**0.8**	**37.9**	58.4

Statement of total recognised gains and losses

for the year ended 31 December 2001

	2001 £million	2000 £million
Profit for the financial year	**4.7**	34.2
Currency translation differences	**5.0**	19.4
Taxation on currency translation differences on foreign currency borrowings	**(1.0)**	(2.0)
Total recognised gains for the year	**8.7**	51.6

Reconciliation of movements in shareholders' funds

for the year ended 31 December 2001

	2001 £million	2000 £million
Profit for the financial year	**4.7**	34.2
Dividends – redeemable B shares	**(0.1)**	(0.1)
Amounts transferred to reserves	**4.6**	34.1
Redemption of redeemable B shares (including issue costs)	**(23.1)**	(20.7)
Share option scheme allotments	**0.1**	-
Goodwill on disposal of business acquired prior to 1 January 1998 charged to profit and loss account	**0.7**	-
Currency translation differences	**5.0**	19.4
Taxation on currency translation differences on foreign currency borrowings	**(1.0)**	(2.0)
Net (decrease)/increase in shareholders' funds	**(13.7)**	30.8
At beginning of the financial year	**411.2**	380.4
At end of the financial year	**397.5**	411.2

Notes to the financial statements

1 Accounting policies

Basis of preparation In 1998, the Company acquired Elementis Holdings Limited (formerly Harrisons & Crosfield plc) by way of a Scheme of Arrangement under section 425 of the Companies Act 1985. The acquisition was accounted for as a merger, the true and fair override being applied such that the fair value acquisition accounting requirements of the Companies Act 1985 were not adopted as, in the opinion of the directors, this would not have given a true and fair view of the Scheme of Arrangement, which in substance represented a change in identity of holding company rather than an acquisition of a business. Accordingly, the financial statements of the Company were combined with those of Elementis Holdings Limited and its subsidiaries in 1998. The directors consider that it is not practicable to quantify the effect of this departure from the Companies Act 1985 requirements.

The financial statements comprising the consolidated profit and loss account, balance sheets, cash flow statement, reconciliation of operating profit to net cash inflow from operating activities, statement of total recognised gains and losses, reconciliation of movements in shareholders' funds and notes to the financial statements have been prepared under the historical cost convention in accordance with generally accepted accounting principles and applicable accounting standards. These are unchanged from the previous year. The transitional requirements of FRS17 'Retirement Benefits' have been adopted during the year. FRS 18 'Accounting Policies' has been adopted in the current year but this did not require any change in accounting policy.

Basis of consolidation The consolidated financial statements include the financial statements of the Company and all its subsidiary undertakings for the year ended 31 December 2001. The results of subsidiary undertakings acquired or disposed of during a year are dealt with in the consolidated profit and loss account from the date of their acquisition or to the date of their disposal.

Joint venture and associated undertakings The Group's share of the results and net assets of joint ventures and associated undertakings included in the consolidated profit and loss account and balance sheet are based on their financial statements for the relevant period ended 31 December 2001.

Turnover Turnover represents the value of goods sold and services rendered to third parties during the year.

Exchange rates Transactions in foreign currencies are recorded at the rates of exchange ruling at the date of the transaction. Results of overseas undertakings are translated into sterling at the average rates of exchange ruling for the relevant period. Assets and liabilities overseas, and related hedging instruments, are translated into sterling at the exchange rates ruling at the relevant balance sheet date. Differences arising from the retranslation of opening net assets are dealt with through reserves.

Derivatives Gains and losses on forward foreign exchange contracts, which hedge future purchases and sales denominated in foreign currencies, are taken to the profit and loss account on maturity to match the underlying transactions. Unrealised gains and losses on interest rate swap agreements, which manage the interest rate exposure on borrowings, are carried forward so that the profit and loss account reflects the rate of interest applicable to the instrument which has been entered into.

Pension and other post-retirement benefits The cost of providing retirement pensions and related benefits is charged to the profit and loss account on a systematic and regular basis over the periods during which the Group benefits from employees' services. Any difference between the charge to the profit and loss account and contributions paid to beneficiaries or retirement fund trustees is dealt with in the balance sheet as a prepayment or provision, whichever is appropriate. Deferred tax is accounted for in full on this balance.

Employee Share Ownership Plans (ESOPs) ESOPs are included on the balance sheet where the Group has de facto control of the shares held by the ESOP trust. Where the shares are conditionally gifted or under option to employees/directors at below book value, the difference is amortised as an operating cost in accordance with UITF Abstract 13.

Research, development and intangible assets Expenditure on research, development, patents and trademarks is written off through the profit and loss account in the year in which it is incurred.

Goodwill Goodwill arising on acquisitions since 1 January 1998 is capitalised in the balance sheet and then amortised through the profit and loss account over its estimated useful life, up to a maximum of 20 years. Goodwill arising on acquisitions prior to this date was charged directly against reserves in the year of acquisition; on subsequent disposals this is charged through the profit and loss account.

Leased assets Rental costs arising from operating leases are charged against profit before interest as they arise.

Depreciation Freehold land is not depreciated. Leasehold property is depreciated over the period of the lease. Freehold buildings, plant and machinery, vehicles, fixtures, fittings, tools and equipment are depreciated over their estimated useful lives on a straight line basis. Estimates of useful lives of these assets are:

Buildings	10 – 50 years
Plant and machinery	2 – 20 years
Vehicles	2 – 10 years
Fixtures, fittings, tools and equipment	3 – 20 years

Stocks are stated at cost or net realisable value, whichever is the lower. Cost, in the case of manufactured goods, includes direct and overhead expenses attributable to manufacture.

Taxation Deferred tax is provided using the liability method in respect of timing differences between profits as computed for tax purposes and profits as stated in the financial statements, to the extent that the liability is expected to be payable in the foreseeable future. Advance corporation tax is carried forward to the extent that it is expected to be recovered.

Government grants Grants against capital expenditure from government and other bodies are capitalised and released to the profit and loss account over the period during which the relevant assets are depreciated.

2 Segmental information

	Group turnover		Group operating profit/(loss)		Net assets	
	2001	2000	2001	2000	2001	2000
	£million	£million	£million	£million	£million	£million
Analysis by activity						
Chromium						
Before exceptionals	**126.9**	131.7	**4.0**	23.7	**118.0**	122.1
Inter-group turnover	**(8.0)**	(6.9)	**-**	-	**-**	-
Exceptionals	**-**	-	**-**	0.7	**-**	-
	118.9	124.8	**4.0**	24.4	**118.0**	122.1
Pigments & Specialties						
Before goodwill amortisation and exceptionals	**228.0**	234.9	**12.2**	31.1	**330.7**	349.9
Goodwill amortisation	**-**	-	**(14.0)**	(13.3)	**-**	-
Exceptionals	**-**	-	**-**	(1.4)	**-**	-
	228.0	234.9	**(1.8)**	16.4	**330.7**	349.9
Specialty Rubber						
Before exceptionals	**46.0**	54.1	**(0.5)**	2.6	**22.9**	23.7
Exceptionals	**-**	-	**(0.5)**	(2.3)	**-**	-
	46.0	54.1	**(1.0)**	0.3	**22.9**	23.7
Group exceptionals	**-**	-	**(4.6)**	-	**-**	-
Total – continuing operations						
Before goodwill amortisation and exceptionals	**392.9**	413.8	**15.7**	57.4	**471.6**	495.7
Goodwill amortisation	**-**	-	**(14.0)**	(13.3)	**-**	-
Exceptionals	**-**	-	**(5.1)**	(3.0)	**-**	-
	392.9	413.8	**(3.4)**	41.1	**471.6**	495.7
Total – discontinued operations	**137.5**	160.0	**2.4**	6.0	**-**	7.6
Unallocated liabilities	**-**	-	**-**	-	**(71.4)**	(89.6)
	530.4	573.8	**(1.0)**	47.1	**400.2**	413.7

	Group turnover		Group operating profit/(loss)		Net assets	
	2001	2000	2001	2000	2001	2000
	£million	£million	£million	£million	£million	£million
Analysis by area of operations						
Continuing operations:						
North America	**213.3**	229.0	**(1.8)**	27.4	**334.8**	351.4
Europe	**156.7**	163.4	**(3.0)**	12.2	**122.6**	128.9
Rest of the World	**22.9**	21.4	**1.4**	1.5	**14.2**	15.4
	392.9	413.8	**(3.4)**	41.1	**471.6**	495.7
Discontinued operations:						
North America	**137.5**	160.0	**2.4**	6.0	**-**	7.6
Unallocated liabilities	**-**	-	**-**	-	**(71.4)**	(89.6)
	530.4	573.8	**(1.0)**	47.1	**400.2**	413.7

Unallocated liabilities comprise:

	2001	2000
	£million	£million
Net borrowings	**(40.0)**	(41.7)
Taxation and dividends	**(6.0)**	(20.7)
Post retirement benefits and government grants	**(12.3)**	(14.8)
Other	**(13.1)**	(12.4)
	(71.4)	(89.6)

Notes to the financial statements

Continued

2 Segmental information (continued)

	Continuing operations		Discontinued operations		Total	
	2001	2000	2001	2000	2001	2000
	£million	£million	£million	£million	£million	£million
Group turnover analysed by geographical markets						
North America	**197.0**	208.3	**137.5**	160.0	**334.5**	368.3
Europe	**134.6**	143.0	-	-	**134.6**	143.0
Rest of the World	**61.3**	62.5	-	-	**61.3**	62.5
	392.9	413.8	**137.5**	160.0	**530.4**	573.8

3 Supplementary profit & loss account information

	2001 £million	2000 £million
Group turnover		
Continuing operations	**392.9**	413.8
Discontinued operations	**137.5**	160.0
	530.4	573.8
Cost of sales		
Continuing operations:		
Before exceptionals	**(267.2)**	(260.7)
Exceptionals	**(0.5)**	(1.8)
	(267.7)	(262.5)
Discontinued operations:		
Before and after exceptionals	**(111.3)**	(128.8)
	(379.0)	(391.3)
Gross profit		
Continuing operations:		
Before exceptionals	**125.7**	153.1
Exceptionals	**(0.5)**	(1.8)
	125.2	151.3
Discontinued operations:		
Before and after exceptionals	**26.2**	31.2
	151.4	182.5
Distribution costs		
Continuing operations:		
Before exceptionals	**(66.9)**	(60.8)
Exceptionals	**-**	(0.4)
	(66.9)	(61.2)
Discontinued operations:		
Before and after exceptionals	**(20.6)**	(21.5)
	(87.5)	(82.7)
Administrative expenses		
Continuing operations:		
Before goodwill amortisation and exceptionals	**(43.1)**	(34.9)
Goodwill amortisation	**(14.0)**	(13.3)
Exceptionals	**(4.6)**	(0.8)
	(61.7)	(49.0)
Discontinued operations:		
Before and after exceptionals	**(3.2)**	(3.7)
	(64.9)	(52.7)
Group operating profit/(loss)		
Continuing operations:		
Before goodwill amortisation and exceptionals	**15.7**	57.4
Goodwill amortisation	**(14.0)**	(13.3)
Exceptionals	**(5.1)**	(3.0)
	(3.4)	41.1
Discontinued operations:		
Before and after exceptionals	**2.4**	6.0
	(1.0)	47.1

4 Exceptionals

Group operating profit/(loss) includes the following charges/(income):

	Costs in preparing the company for sale		Restructuring costs		Settlement of US litigation		Total	
	2001 £million	2000 £million	2001 £million	2000 £million	2001 £million	2000 £million	2001 £million	2000 £million
Continuing operations:								
Chromium	-	-	-	-	-	(0.7)	-	(0.7)
Pigments & Specialties	-	-	-	1.4	-	-	-	1.4
Specialty Rubber	-	-	**0.5**	2.3	-	-	**0.5**	2.3
Group	**4.6**	-	-	-	-	-	**4.6**	-
	4.6	-	**0.5**	3.7	-	(0.7)	**5.1**	3.0

Tax on these charges was £nil million (2000: credit of £0.4 million).
There was an exceptional tax credit of £4.9 million arising in respect of historic business disposals (2000: £nil million).

Profit on disposal of business:

	2001 Profit before goodwill adjustments £million	2000 Goodwill Previously charged to reserves £million	Total £million
Discontinued operation:			
Harcros Chemicals	**2.1**	(0.7)	1.4

5 Net interest payable

	2001 £million	2000 £million
Interest payable:		
On bank loans	**10.1**	13.6
On other loans	**0.3**	0.5
	10.4	14.1
Interest receivable:		
On bank deposits	**(6.2)**	(9.0)
	4.2	5.1

6 Tax on profit/(loss) on ordinary activities

	2001		2000	
	£million	£million	£million	£million
United Kingdom corporation tax:				
Current tax on income for the period	**6.9**		9.4	
Adjustments in respect of prior periods	**(9.3)**		(1.3)	
		(2.4)		8.1
Double tax relief		**(0.8)**		
		(3.2)		8.1
Recoverable ACT		**(4.5)**		(4.6)
		(7.7)		3.5
Overseas tax:				
Current tax on income for the period	**0.8**		2.3	
Adjustments in respect of prior periods	**0.1**		(0.6)	
		0.9		1.7
Deferred tax:				
United Kingdom	**0.1**		0.8	
Overseas	**(0.5)**		(0.1)	
Adjustments in respect of prior periods	**(1.3)**		1.9	
		(1.7)		2.6
Tax (credit)/charge		**(8.5)**		7.8

The charge for United Kingdom tax has been based on a corporation tax rate of 30 per cent (2000: 30 per cent). If deferred tax had been fully provided in 2001 under the liability method, the tax credit for the year would have decreased by £2.3 million (2000: £0.2 million).

	2001	2000
	£million	£million
Reconciliation of the tax (credit)/charge:		
Notional tax charge before goodwill amortisation and exceptionals at UK corporation tax rate (2001: 30 per cent, 2000: 30 per cent)	**4.2**	17.5
Recoverable ACT	**(4.5)**	(4.6)
Differences in overseas effective tax rates	**(0.7)**	2.2
Benefit of US goodwill	**(6.5)**	(6.0)
Overseas tax losses unrelieved/(relieved)	**14.4**	(0.3)
Other current tax items	**0.2**	0.6
Deferred tax not provided on excess capital allowances and other timing differences	**(6.3)**	(1.2)
ACT utilised on remittance of overseas profits	**1.2**	-
Prior year adjustments	**(5.6)**	-
	(3.6)	8.2
Tax credit on exceptionals	**-**	(0.4)
Prior year tax exceptionals	**(4.9)**	-
Tax (credit)/charge	**(8.5)**	7.8

Prior year tax exceptional credit relates to historic business disposals.

7 Dividends

	2001	2000
	£million	£million
Dividends on redeemable B shares (non-equity) – charge	**0.1**	0.1

8 Earnings per ordinary share

	2001 Profit for the financial year* £million	2001 Weighted average number of shares million	2001 Earnings per share pence	2000 Profit for the financial year* £million	2000 Weighted average number of shares million	2000 Earnings per share pence
Basic earnings per share	**4.6**	**431.5**	**1.1**	34.1	431.5	7.9
Share options	-	**3.6**	-	-	2.6	-
Diluted earnings per share	**4.6**	**435.1**	**1.1**	34.1	434.1	7.9
Basic earnings per share	**4.6**	**431.5**	**1.1**	34.1	431.5	7.9
Goodwill amortisation	**14.0**	-	**3.2**	13.3	-	3.1
Exceptionals net of taxation	**(1.2)**	-	**(0.3)**	2.6	-	0.6
Basic earnings per share before goodwill amortisation and exceptionals	**17.4**	**431.5**	**4.0**	50.0	431.5	11.6
Share options	-	**3.6**	-	-	2.6	(0.1)
Diluted earnings per share before goodwill amortisation and exceptionals	**17.4**	**435.1**	**4.0**	50.0	434.1	11.5

* after non-equity dividends

Earnings per share before goodwill amortisation and exceptionals provides a measure of the underlying financial performance of the Group on a comparable basis with many other groups.

9 Profit for the financial year attributable to shareholders

As permitted by Section 230 of the Companies Act 1985, the Company has not presented its own profit and loss account. Of the profit for the financial year attributable to shareholders, a loss of £112.1 million (2000: £1.6 million) is dealt with in the financial statements of the Company.

10 Fees paid to auditors

	Group 2001 £million	Group 2000 £million	Company 2001 £million	Company 2000 £million
Audit fees and expenses	**0.4**	0.4	-	-
Other fees paid to the Company's auditors:				
United Kingdom	**2.7**	0.5	**2.2**	-
Overseas	**0.2**	0.4	-	-
	2.9	0.9	**2.2**	-
Analysis of other fees by type of service:				
Accounting	**0.1**	0.3	-	-
Tax	**0.6**	0.6	-	-
Advisory	**2.2**	-	**2.2**	-
	2.9	0.9	**2.2**	-

Advisory fees in 2001 were incurred in preparing the Company for sale.

11 Employees

	2001 £million	2000 £million
Employee costs:		
Wages and salaries	**79.5**	86.3
Social security costs	**6.8**	7.3
Pension costs (including other post-retirement costs)	**3.3**	2.1
	89.6	95.7

	2001 Number	2000 Number
Average number of persons employed:		
Chromium	**446**	506
Pigments & Specialties	**1,157**	1,193
Specialty Rubber	**645**	820
Continuing operations	**2,248**	2,519
Discontinued operations	**434**	452
	2,682	2,971

12 Directors' emoluments

	2001 £'000	2000 £'000
Executive directors:		
Salaries	**712**	922
Bonuses	**100**	292
Benefits	**30**	33
Compensation for loss of office	**525**	336
Other payments	**142**	236
	1,509	1,819
Chairman	**150**	150
Non-executive directors	**63**	57
	1,722	2,026

Detailed information on directors' emoluments, including performance related bonuses and long-term incentives, is provided in the Board report on remuneration.

13 Related party transactions

The following related party transactions were entered into during 2001 in the ordinary course of business:
Elementis Specialties Inc purchased raw materials at a cost of £7.5 million (2000: £7.4 million) from Enenco Inc, an associated undertaking.
The balance payable at 31 December 2001 was £1.8 million (2000: £0.6 million).

14 Goodwill

	£million
Group	
Cost	
At 1 January 2001	**267.8**
Currency translation differences	**4.9**
At 31 December 2001	**272.7**
Amortisation	
At 1 January 2001	**39.0**
Charge for the year	**14.0**
Currency translation differences	**0.5**
At 31 December 2001	**53.5**
Net book value	
At 31 December 2001	**219.2**
At 31 December 2000	228.8

15 Tangible fixed assets

	Land & buildings £million	Plant & machinery £million	Fixtures, fittings, tools & equipment £million	Under construction £million	Total £million
Group					
Cost					
At 1 January 2001	**110.5**	**306.1**	**26.9**	**3.9**	**447.4**
Additions	**1.1**	**2.6**	**1.0**	**13.1**	**17.8**
Disposals	**(2.2)**	**(11.5)**	**(1.5)**	**-**	**(15.2)**
Business disposal	**(17.6)**	**(22.0)**	**(6.2)**	**-**	**(45.8)**
Transfers	**1.1**	**8.4**	**0.9**	**(10.4)**	**-**
Reclassification	**6.1**	**(6.1)**	**-**	**-**	**-**
Currency translation differences	**0.9**	**3.2**	**0.2**	**(0.1)**	**4.2**
At 31 December 2001	**99.9**	**280.7**	**21.3**	**6.5**	**408.4**
Depreciation					
At 1 January 2001	**55.5**	**177.9**	**21.9**	**-**	**255.3**
Charge for the year	**3.0**	**14.0**	**1.8**	**-**	**18.8**
Disposals	**(2.0)**	**(10.9)**	**(1.5)**	**-**	**(14.4)**
Business disposal	**(17.6)**	**(22.0)**	**(6.2)**	**-**	**(45.8)**
Reclassification	**3.1**	**(3.1)**	**-**	**-**	**-**
Currency translation differences	**0.6**	**1.7**	**0.2**	**-**	**2.5**
At 31 December 2001	**42.6**	**157.6**	**16.2**	**-**	**216.4**
Net book value					
At 31 December 2001	**57.3**	**123.1**	**5.1**	**6.5**	**192.0**
At 31 December 2000	55.0	128.2	5.0	3.9	192.1

Notes to the financial statements
Continued

15 Tangible fixed assets (continued)

Land and buildings at cost comprised the following at 31 December:

	Group	
	2001 £million	2000 £million
Freehold property	**92.7**	104.0
Property on short leases	**7.2**	6.5
	99.9	110.5

Analysis of additions:

	Group	
	2001 £million	2000 £million
Chromium	**5.2**	10.3
Pigments & Specialties	**7.1**	7.2
Specialty Rubber	**5.5**	2.1
	17.8	19.6

During the year £nil million (2000: £0.2 million) was released to the profit and loss account in respect of government grants received.

16 Investments

	Unlisted shares at cost £million	Post acquisition results £million	Total £million
Group			
Associated undertakings			
At 1 January 2001	**1.7**	**0.3**	**2.0**
Currency translation differences	**0.1**	-	**0.1**
At 31 December 2001	**1.8**	**0.3**	**2.1**
Other investments			
At 1 January 2001	-	-	-
Additions	**1.7**	-	**1.7**
At 31 December 2001	**1.7**	-	**1.7**

The other investment in unlisted shares is in non-voting, redeemable preferred stock in Harcros Chemicals Inc, (formerly Harcros Chemicals Acquisitions Inc), the purchaser of the chemical distribution business.

	Unlisted loans £million	Unlisted shares at cost £million	Total £million
Company			
Subsidiary undertakings			
At 1 January 2001	**759.0**	**0.1**	**759.1**
Provision for impairment	**(106.0)**	-	**(106.0)**
At 31 December 2001	**653.0**	**0.1**	**653.1**

The investment in unlisted loan is with Elementis Holdings Limited, an indirect wholly owned subsidiary.

The investment in unlisted shares is in Elementis Group BV, which is a wholly owned subsidiary.

The provision for impairment was made following a valuation of the subsidiary undertakings using a discounted cash flow methodology.

The directors' valuation of the unlisted investments of the Group and the Company is not less than their carrying value.

17 Stocks

	Group	
	2001 £million	2000 £million
Raw materials and consumables	**12.8**	13.7
Work in progress	**6.2**	6.7
Finished goods and goods purchased for resale	**37.3**	56.3
	56.3	76.7

18 Debtors

	Group		Company	
	2001 £million	2000 £million	2001 £million	2000 £million
Trade debtors	**53.8**	86.4	**-**	-
Corporate tax recoverable	**10.1**	-	**2.2**	1.6
ACT recoverable	**1.5**	1.2	**-**	-
Post retirement benefits	**3.0**	-	**-**	-
Other debtors	**13.5**	15.2	**-**	-
Prepayments and accrued income	**4.7**	6.4	**-**	-
	86.6	109.2	**2.2**	1.6

Other debtors for the Group include £0.6 million (2000: £1.2 million) falling due after more than one year.

19 Creditors: amounts falling due within one year

	Group		Company	
	2001 £million	2000 £million	2001 £million	2000 £million
Trade creditors	**38.8**	59.7	**-**	-
Amounts owed to subsidiary undertakings	**-**	-	**0.1**	1.1
Amounts owed to associated undertakings	**1.8**	0.6	**-**	-
Corporate tax payable	**16.4**	19.0	**-**	-
Other taxes and social security	**0.9**	0.9	**-**	0.2
Other creditors	**5.6**	11.3	**-**	-
Accruals and deferred income	**9.6**	14.7	**0.2**	0.3
	73.1	106.2	**0.3**	1.6

20 Financial instruments

Short-term debtors and creditors have been excluded from all the following disclosures, other than the currency risk disclosures. Policies in respect of financial instruments are contained within the Treasury section of the financial review.

(a) Cash at bank and in hand

	Group	
	2001 £million	2000 £million
Sterling cash deposits	**17.3**	32.0
US dollar cash deposits	**1.4**	5.0
Cash at bank	**20.8**	14.2
	39.5	51.2

Sterling and US dollar cash deposits are placed on the UK money markets at floating bank deposit interest rates for periods of up to three months. Cash at bank is primarily held in sterling and US dollars.

(b) Borrowings

	Group		Company	
	2001 £million	2000 £million	2001 £million	2000 £million
Borrowings repayable within one year	**5.8**	7.3	**5.6**	6.5
Borrowings repayable after one year	**73.7**	85.6	**-**	-
	79.5	92.9	**5.6**	6.5
Bank borrowings – repayable			-	
In one year or less, or on demand	**0.2**	0.8	**-**	-
In more than two and less than five years	**73.7**	85.6	**-**	-
	73.9	86.4	**-**	-
Borrowings other than bank borrowings				
Loan notes	**5.6**	6.5	**5.6**	6.5
	5.6	6.5	**5.6**	6.5

Bank borrowings are unsecured.

Borrowings other than bank borrowings are repayable in one year or less or on demand. Loan notes bear interest at six monthly intervals at one per cent below sterling LIBOR; these are redeemable at par at the option of holders on any interest payment date, and in any event on 30 April 2005.

The Group had undrawn committed facilities available to it at 31 December 2001 of £178.0 million (2000: £164.0 million); these expire in more than two years, and less than five years.

Currency and interest rate profile of the Group at 31 December was:

Currency	Weighted average fixed interest rate %	Weighted average period for which rate is fixed years	Fixed rate £million	Floating rate £million	2001 Total £million
Sterling	-	-	-	**5.6**	**5.6**
US dollar	-	-	-	**54.5**	**54.5**
Euro bloc	-	-	-	**18.4**	**18.4**
Other	-	-	-	**1.0**	**1.0**
		-	-	**79.5**	**79.5**

20 Financial instruments (continued)

(b) Borrowings (continued)

Currency	Weighted average fixed interest rate %	Weighted average period for which rate is fixed years	Fixed rate £million	Floating rate £million	2000 Total £million
Sterling	–	–	–	6.9	6.9
US dollar	6.8	0.4	40.3	26.4	66.7
Euro bloc	–	–	–	19.2	19.2
Other	–	–	–	0.1	0.1
		0.4	40.3	52.6	92.9

The profile takes into account interest rate swaps. The majority of floating rate borrowings are for periods of up to six months and bear interest at the relevant inter bank rates plus a margin.

(c) Fair values and hedges

The fair value of cash at bank and in hand and borrowings for the Group and the Company at 31 December 2001 was approximately equal to the book value at that date. There were no unrecognised gains/(losses) on hedges at the start, end or during the year.

(d) Monetary assets and liabilities

The value of monetary assets and liabilities of the Group not held in functional currencies and not hedged at 31 December was as follows:

	Sterling £million	US dollar £million	Euro bloc £million	Other £million	2001 Total £million
Functional currency					
Sterling	-	**2.5**	**8.5**	**0.1**	**11.1**
US dollar	-	-	-	**0.5**	**0.5**
Euro bloc	-	-	-	-	-
Other	-	**0.6**	**0.6**	**(0.2)**	**1.0**
	-	**3.1**	**9.1**	**0.4**	**12.6**

	Sterling £million	US dollar £million	Euro bloc £million	Other £million	2000 Total £million
Functional currency					
Sterling	-	2.2	7.2	0.2	9.6
US dollar	-	-	-	-	-
Euro bloc	-	-	-	-	-
Other	-	2.4	-	-	2.4
	-	4.6	7.2	0.2	12.0

Notes to the financial statements

Continued

21 Provisions for liabilities and charges

	Deferred tax £million	Post retirement benefits £million	Environmental £million	Restructuring £million	Self insurance £million	Total £million
Group						
At 1 January 2001	**2.8**	**14.2**	**21.9**	**2.6**	**5.1**	**46.6**
Charge/(credit) to profit and loss account	**(1.7)**	**3.3**	**0.3**	**2.3**	**1.1**	**5.3**
Utilised during the year	-	**(4.6)**	**(5.0)**	**(3.0)**	**(1.0)**	**(13.6)**
Disposal of business	-	**(1.6)**	**2.5**	-	**0.1**	**1.0**
Non-cash movements	-	-	**0.8**	-	-	**0.8**
Currency translation differences	-	**0.2**	**0.4**	-	**0.1**	**0.7**
	1.1	**11.5**	**20.9**	**1.9**	**5.4**	**40.8**
Post retirement benefits included in debtors	-	**3.0**	-	-	-	**3.0**
At 31 December 2001	**1.1**	**14.5**	**20.9**	**1.9**	**5.4**	**43.8**
Company						
At 1 January 2001	-	**0.3**	-	-	-	**0.3**
Charge to profit and loss account	-	**0.4**	-	-	-	**0.4**
Utilised during the year	-	**(0.1)**	-	-	-	**(0.1)**
At 31 December 2001	-	**0.6**	-	-	-	**0.6**

Environmental provisions at 31 December 2001 relate to chemical manufacturing and distribution sites including certain sites no longer owned by the Group; these provisions have been made where the Group believes that it is probable that expenditure will be incurred and have been derived using a discounted cash flow methodology. Restructuring provisions at 31 December 2001 relate to Pigments & Specialties. Self insurance provisions at 31 December 2001 represent the aggregate of outstanding claims plus a projection of losses incurred but not reported. Restructuring and self insurance provisions are expected to be utilised over a five year period.

Deferred tax provision comprises:

	2001 £million	2000 £million
Accelerated capital allowances	**1.8**	3.8
Other timing differences	**(0.7)**	(1.0)
	1.1	2.8

The full potential liability of the Group arising from timing differences at current rates of tax, including the amounts dealt with above, is as follows:

	2001 £million	2000 £million
Amount arising from accelerated capital allowances and other timing differences	**10.9**	8.5
Advance corporation tax recoverable	**(7.2)**	(5.4)
	3.7	3.1

At 31 December 2001 the full amount of surplus ACT previously written off, available for offset against future UK profits, was £22.7 million (2000: £18.5 million) before allowing for amounts set against deferred tax liabilities of £2.6 million (2000: £nil million).

Provision is not made for any tax liability on capital gains which might arise on the disposal of subsidiary and associated undertakings at the amounts at which they are stated in the balance sheets. In the event of a distribution of the reserves of certain overseas subsidiary undertakings, additional liabilities to UK and overseas tax might arise. Such potential deferred tax liabilities have not been provided because there is no current intention to remit these reserves.

No account is taken in the figures disclosed above of amounts which would arise had FRS17 'Retirement Benefits' been adopted in full in 2001.

FRS19 'Deferred Tax' will be implemented in 2002. This requires deferred tax to be accounted for on a full provision basis. At 31 December 2001 the effect of this would be to increase the deferred tax provision by approximately £1.0 million after the offset of an additional £4.6 million of ACT carried forward. The impact of FRS19 on the tax credit for the year would have been a £0.5 million reduction comprising an underlying current year credit of £7.3 million offset by a prior year adjustment charge of £7.5 million and an exceptional charge of £0.3 million.

22 Pensions and other post-retirement benefits

The Group has a number of contributory and non-contributory pension schemes providing retirement benefits for the majority of employees and all executive directors. The main schemes are of the defined benefit type, the benefits being based on years of service and either the employee's final remuneration or the employee's average remuneration during a period of years before retirement.

The assets of these schemes are held in separate trustee administered funds or are unfunded but with provisions maintained on the Group balance sheet. The total cost of post-retirement health care and pensions to the Group was £3.3 million (2000: £2.1 million), of which £4.3 million (2000: £3.3 million) related to overseas schemes, and which included a credit of £2.6 million (2000: £4.0 million) for variations from regular pension costs in respect of the amortisation of the surplus/deficit arising on the main UK scheme.

At 31 December 2001, provisions for liabilities and charges include provisions of £2.9 million (2000: £1.3 million) in respect of overseas pension schemes and £11.2 million (2000: £12.6 million) in respect of post retirement health care benefits. Debtors include a post retirement benefit asset of £3.0 million (2000: £nil million) and provisions for liabilities and charges include a provision of £0.4 million in respect of the Group's UK pension arrangements (2000: £0.3 million).

United Kingdom pension scheme

In the UK, most employees are members of the Elementis Group Pension Scheme ("the Scheme"), a funded defined benefit scheme which was formed in September 1988. Contributions to the Scheme are determined with the advice of an independent qualified actuary on the basis of regular valuations. An actuarial valuation of the Scheme as at 30 September 2001 is currently being undertaken using the projected unit method. The total pension charge for the year, in respect of the UK pension scheme, is based upon the results of the prior actuarial valuation at 30 September 1999 for the nine months to 30 September 2001 and the results of the preliminary 30 September 2001 actuarial valuation for the balance of the year. In carrying out the valuations, separate investment assumptions were made for gilts, corporate bonds and equity based investments. The principal actuarial assumptions used in the preliminary 30 September 2001 valuation were that the return on equity investments and corporate bonds would exceed the return on gilts by 2.75 per cent and 1.4 per cent per annum respectively when valuing past service benefits and 2.25 per cent and 1.0 per cent respectively when valuing future service benefits. The assumption for the return on gilts was derived from prevailing market yields and was taken as 5.0 per cent per annum. Salaries were assumed to increase at 4.5 per cent per annum, inflation to average 2.5 per cent per annum in the long term and present and future pensions to increase at 2.5 per cent per annum. Assets were taken at market value. The valuation takes full account of the removal of tax credits on UK equity dividends.

At the date of this valuation, the market value of the Scheme's assets was £388.7 million; of which £68.9 million relates to pension assets to be transferred out in respect of historic business disposals, £15.7 million relates to insured annuities and £2.2 million relates to money purchase benefits. The balance of £301.9 million has been used for the purposes of the actuarial valuation and is sufficient to cover 97 per cent of the benefits that had accrued to members after allowing for expected future increases in salaries.

The surplus or deficit as calculated by the actuaries is amortised on a straight line basis over a period of 12 years, being the expected average remaining service lives of employees in the Scheme.

Overseas pension schemes

The charge to profit and loss for retirement benefit costs has been determined in accordance with SSAP24. The principal overseas schemes are funded defined benefit schemes in the US. The most recent actuarial valuation of these schemes was made at 1 January 2001 using the projected unit credit method and based on assumptions of investment returns of 8.0 per cent per annum and of weighted average salary increases of 4.7 per cent per annum. There are no increases in pensions in payment post retirement. The most recent actuarial valuation has been projected to 31 December 2001. At that date, the market value of the schemes' assets was £46.8 million, which is sufficient to cover 85 per cent of the benefits that had accrued to members after allowing for expected future increases in salaries.

Other post-retirement benefits

Certain Group companies, principally in the US, provide post retirement health care to their retired employees and dependants. The entitlement to these benefits is usually based on the employee remaining in service until retirement age and completion of a minimum service period. At 31 December 2001, approximately 589 (2000: 789) current and retired employees were potentially eligible to receive benefits. The cost to the Group in 2001 was £0.7 million (2000: £0.8 million). In addition a curtailment gain of £1.6 million was recognised upon the disposal of the Harcros Chemicals business; this has been reflected in the exceptional profit on disposal of this business. The obligation in respect of these benefits is assessed annually by independent actuaries. The main assumptions used in determining the required provision are medical cost inflation of 5.4 per cent and a discount rate of 7.25 per cent. The Group funds the post retirement benefits when incurred.

22 Pensions and other post-retirement benefits (continued)

FRS17 reporting
The Group has taken advantage of the transitional requirements of FRS17 'Retirement Benefits'. This will be adopted in full in 2002.

The Group operates defined benefit pension schemes in the UK and in the US. A full actuarial valuation was carried out at 30 September 2001 for the UK scheme and at 1 January 2001 for the US schemes. The major assumptions used by the actuaries were:

	2001 UK schemes	2001 US schemes	2000 UK schemes	2000 US schemes
Rate of increase in salaries	**4.50%**	**4.70%**	4.50%	4.70%
Rate of increase in pensions in payment	**2.50%**	-	2.50%	-
Discount rate	**6.00%**	**6.75%**	6.50%	7.00%
Inflation assumption	**2.50%**	**3.50%**	2.50%	3.50%

In addition, the Group operates an unfunded post-retirement medical benefit (PRMB) scheme in the US. For FRS17 purposes the main assumptions for this scheme are a discount rate of 6.50 per cent per annum (2000: 6.75 per cent) and a health care cost trend of 5.40 per cent per annum (2000: 5.40 per cent).

Actuarial valuations of pension schemes in other jurisdictions were not obtained because of the costs involved and the considerably smaller scheme size and number of employees involved.

The assets in the defined benefit pension schemes and the expected rates of return were:

	Expected long-term rate of return at year end				Value at year end			
	2001 UK schemes %	2001 US schemes %	2000 UK schemes %	2000 US schemes %	2001 UK schemes £million	2001 US schemes £million	2000 UK schemes £million	2000 US schemes £million
Equities	**8.0%**	**8.5%**	8.0%	8.5%	**239.2**	**27.5**	274.4	29.4
Bonds	**4.8%**	**6.0%**	4.5%	6.0%	**128.9**	**17.5**	143.4	21.2
Property	**6.4%**	-	6.2%	-	**8.9**	-	11.8	-
Cash & insured annuities	**5.0%**	-	5.2%	-	**30.5**	**1.8**	34.2	1.7
					407.5	**46.8**	463.8	52.3

The following amounts were measured in accordance with the requirements of FRS17.

	2001 UK pension schemes £million	2001 US pension schemes £million	2001 US PRMB scheme £million	2001 Total £million
Total market value of assets	**407.5**	**46.8**	-	**454.3**
Obligations in respect of business disposals	**(72.7)**	-	-	**(72.7)**
Present value of scheme liabilities	**(346.0)**	**(62.5)**	**(11.6)**	**(420.1)**
Deficit in the schemes	**(11.2)**	**(15.7)**	**(11.6)**	**(38.5)**
Related deferred tax asset	**3.4**	**6.1**	**4.5**	**14.0**
Net pension liability	**(7.8)**	**(9.6)**	**(7.1)**	**(24.5)**

	2000 UK pension schemes £million	2000 US pension schemes £million	2000 US PRMB scheme £million	2000 Total £million
Total market value of assets	463.8	52.3	-	516.1
Obligations in respect of business disposals	(81.7)	-	-	(81.7)
Present value of scheme liabilities	(321.8)	(56.4)	(11.5)	(389.7)
Surplus/(deficit) in the schemes	60.3	(4.1)	(11.5)	44.7
Related deferred tax (liability)/asset	(18.1)	1.6	4.5	(12.0)
Net pension asset/(liability)	42.2	(2.5)	(7.0)	32.7

The net pension liability in respect of pension schemes in other jurisdictions at 31 December 2001 was £0.8 million (2000: £0.7 million).

22 **Pensions and other post-retirement benefits** (continued)

If these amounts had been recognised in the financial statements, the Group's net assets and profit and loss account would have been as follows:

	2001 £million	2000 £million
Net assets excluding pension asset/(liability)	**411.7**	427.9
Net pension (liability)/asset	**(25.3)**	32.0
Net assets including pension (liability)/asset	**386.4**	459.9
Profit and loss account excluding pension (liability)/asset	**340.5**	380.3
Pension reserve	**(25.3)**	32.0
Profit and loss account	**315.2**	412.3

The following amounts would have been recognised in the performance statements in the year to 31 December 2001 under FRS17:

	2001 UK pension schemes £million	2001 US pension schemes £million	2001 US PRMB scheme £million	2001 Total £million
Consolidated profit & loss account				
Operating profit				
Current service cost	**(2.4)**	**(2.5)**	**(0.2)**	**(5.1)**
Past service cost	**-**	**(0.1)**	**-**	**(0.1)**
Total operating charge	**(2.4)**	**(2.6)**	**(0.2)**	**(5.2)**
Other finance income				
Expected return on pension scheme assets	**24.8**	**3.9**	**-**	**28.7**
Interest on pension scheme liabilities	**(20.3)**	**(3.9)**	**(0.8)**	**(25.0)**
Net return	**4.5**	**-**	**(0.8)**	**3.7**
Net profit & loss account credit/(charge)	**2.1**	**(2.6)**	**(1.0)**	**(1.5)**
Statement of total recognised gains and losses				
Actual return less expected return on pension scheme assets	**(55.3)**	**(7.1)**	**-**	**(62.4)**
Experience gains and losses arising on scheme liabilities	**2.2**	**(0.3)**	**0.7**	**2.6**
Changes in assumptions underlying the present value of scheme liabilities	**(23.0)**	**(1.7)**	**(0.2)**	**(24.9)**
Actuarial (loss)/gain recognised	**(76.1)**	**(9.1)**	**0.5**	**(84.7)**
Movement in surplus/(deficit) during the year				
Surplus/(deficit) in schemes at beginning of the year	**60.3**	**(4.1)**	**(11.5)**	**44.7**
Movement in year:				
Current service cost (incl. member contributions)	**(2.9)**	**(2.5)**	**(0.2)**	**(5.6)**
Contributions (incl. member contributions)	**3.0**	**0.2**	**0.6**	**3.8**
Past service costs	**-**	**(0.1)**	**-**	**(0.1)**
Other finance income	**4.5**	**-**	**(0.8)**	**3.7**
Actuarial gain/(loss)	**(76.1)**	**(9.1)**	**0.5**	**(84.7)**
Currency translation differences	**-**	**(0.1)**	**(0.2)**	**(0.3)**
Deficit in schemes at end of the year	**(11.2)**	**(15.7)**	**(11.6)**	**(38.5)**

On an FRS17 basis the total charge to the profit & loss account for 2001 (including that for defined contribution pension schemes in the US and schemes in the rest of the world not included in the table above) would have been £2.8 million.

The valuation of the UK pension scheme at 31 December 2001 showed a decrease from a surplus of £60.3 million to a deficit of £11.2 million. Employer contributions were £2.4 million (16 per cent of pensionable pay). The valuation of the US pension schemes at 31 December 2001 showed an increase in the deficit from £4.1 million to £15.7 million. Improvements to the US pension scheme costing £0.1 million were made in 2001 and employer contributions were £0.2 million (one per cent of pensionable pay).

Details of experience gains and losses for the year to 31 December 2001	UK pension schemes £million	US pension schemes £million
Difference between the expected and actual return on scheme assets:		
Amount	(55.3)	(7.1)
Percentage of net scheme assets	16.5%	15.2%
Experience gains and losses on scheme liabilities:		
Amount	2.2	(0.3)
Percentage of the present value of the scheme liabilities	0.6%	0.5%
Total amount recognised in statement of total recognised gains and losses:		
Amount	(76.1)	(9.1)
Percentage of the present value of the scheme liabilities	22.0%	14.6%

23 Operating leases

Lease commitments of the Group to pay operating lease rentals for the next year comprise:

	Land and buildings		Other	
	2001 £million	2000 £million	2001 £million	2000 £million
Leases terminating:				
Within one year	**1.5**	0.9	**0.7**	0.6
Between one and five years	**2.6**	1.2	**1.3**	2.2
After five years	**-**	0.7	**0.1**	0.3
	4.1	2.8	**2.1**	3.1

Operating lease rentals charged to the profit and loss account in the year amounted to £4.5 million (2000: £5.2 million), including £2.1 million (2000: £3.0 million) for plant and machinery.

24 Share capital and reserves

	Issued and fully paid ordinary share capital £million	Issued and fully paid B share capital £million	Share premium account £million	Capital redemption reserve £million	Profit & loss account £million	Total £million
Group						
At 1 January 2001	**21.6**	**2.0**	**1.1**	**20.4**	**366.1**	**411.2**
Retained profit for the year	-	-	-	-	**4.6**	**4.6**
Goodwill on disposal of business acquired prior to 1 January 1998 charged to profit and loss account	-	-	-	-	**0.7**	**0.7**
Currency translation differences	-	-	-	-	**5.0**	**5.0**
Taxation on currency translation differences on foreign currency borrowings	-	-	-	-	**(1.0)**	**(1.0)**
Share option scheme allotments	-	-	**0.1**	-	-	**0.1**
Issue of B shares	-	**23.3**	-	-	**(23.4)**	**(0.1)**
Redemption of B shares	-	**(23.0)**	-	**23.0**	**(23.0)**	**(23.0)**
At 31 December 2001	**21.6**	**2.3**	**1.2**	**43.4**	**329.0**	**397.5**

At 31 December 2001, the cumulative amount of goodwill written off to reserves for businesses acquired prior to 1 January 1998 amounted to £55.3 million (2000: £56.0 million).

	Issued and fully paid ordinary share capital £million	Issued and fully paid B share capital £million	Share premium account £million	Capital redemption reserve £million	Other reserves £million	Profit & loss account £million	Total £million
Company							
At 1 January 2001	**21.6**	**2.0**	**1.1**	**20.4**	**311.7**	**267.6**	**624.4**
Retained loss for the year	-	-	-	-	-	**(112.2)**	**(112.2)**
Impairment of investments	-	-	-	-	**(106.0)**	**106.0**	-
Share option scheme allotments	-	-	**0.1**	-	-	-	**0.1**
Issue of B shares	-	**23.3**	-	-	**(23.4)**	-	**(0.1)**
Redemption of B shares	-	**(23.0)**	-	**23.0**	-	**(23.0)**	**(23.0)**
At 31 December 2001	**21.6**	**2.3**	**1.2**	**43.4**	**182.3**	**238.4**	**489.2**

The authorised share capital of the Company at 31 December 2001 was £32.0 million (2000: £32.0 million) in 5 pence ordinary shares and £125 million (2000: £125 million) in 1 penny redeemable B shares.

The allotted, called up and fully paid 5 pence ordinary shares comprise:

	Number '000	Share capital £million
At 1 January 2001	**431,463**	**21.6**
Share option scheme allotments	**113**	**-**
At 31 December 2001	**431,576**	**21.6**

24 Share capital and reserves (continued)

The allotted, called up and fully paid 1 penny redeemable B shares comprise:

	Number '000	B share capital £million
At 1 January 2001	205,920	2.0
Issue of B shares	2,330,526	23.3
Redemption of B shares	(2,306,066)	(23.0)
At 31 December 2001	230,380	2.3

On 2 May 2001, 1,424,208,409 redeemable B shares were issued to ordinary shareholders at the rate of 3.3 redeemable B shares for every 1 ordinary share held. On 2 November 2001, 906,318,079 redeemable B shares were issued to ordinary shareholders at a rate of 2.1 redeemable B shares for every 1 ordinary share held. Holders of redeemable B shares are entitled, in priority to holders of ordinary shares, to a non-cumulative preferential dividend per share at a rate of 75 per cent of six month sterling LIBOR payable six monthly in arrears. In the event of a winding up of the Company, repayment is limited to the nominal value of the shares. Holders are not entitled to vote at any general meeting except if a resolution to wind up the Company is to be considered.

Holders of redeemable B shares were given the opportunity to redeem their shares on 2 May 2001 and 2 November 2001. As a result, 2,306,065,918 redeemable B shares were purchased for cash at their nominal value of 1 penny (£23.0 million in value) and cancelled.

At 31 December 2001, certain directors and employees held the following options to subscribe for ordinary shares of 5 pence each.

	Exercise price per share	2001 Number	2000 Number
Share option scheme 1987 normally exercisable between:			
30 April 1994 and 30 April 2001	153.7p	-	265,589
1 May 1995 and 1 May 2002	119.1p	**182.902**	249,969
11 May 1996 and 11 May 2003	168.5p	**125,146**	291,916
13 September 1997 and 13 September 2004	184.8p	**149,263**	399,852
19 September 1998 and 19 September 2005	152.5p	**148,026**	232,321
5 November 1999 and 5 November 2006	132.8p	**160,657**	259,456
		765,994	1,699,103
Share option scheme 1998 normally exercisable between:			
6 April 2001 and 6 April 2008	137.0p	**129,403**	202,950
15 September 2001 and 15 September 2008	86.0p	**139,534**	218,022
1 April 2002 and 1 April 2009	92.8p	**286,604**	490,666
31 March 2003 and 31 March 2010	69.5p	**2,683,927**	3,156,220
7 March 2004 and 7 March 2011	97.9p	**2,751,343**	-
10 September 2004 and 10 September 2011	56.5p	**2,545,264**	-
		8,536,075	4,067,858
UK savings-related share option scheme 1989 exercisable within six months of:			
1 November 1998 or 1 November 2000	154.3p	-	605
1 November 1999 or 1 November 2001	147.2p	**12,810**	42,474
1 January 2000 or 1 January 2002	111.4p	**35,968**	107,980
1 November 2000 or 1 November 2002	123.6p	**48,416**	50,647
		97,194	201,706
UK savings-related share option scheme 1998 exercisable within six months of:			
1 November 2001 or 1 November 2003	94.2p	**176,382**	237,640
1 December 2002 or 1 December 2004	93.4p	**115,053**	190,644
1 June 2003 or 1 June 2005	53.4p	**837,133**	1,328,645
1 May 2004 or 1 May 2006	78.3p	**231,570**	-
1 December 2004 or 1 December 2006	45.2p	**801,467**	-
		2,161,605	1,756,929
US savings-related share option scheme exercisable within three months of:			
10 April 2002	80.0p	**340,936**	882,776
1 March 2003	85.0p	**76,394**	-
2 October 2003	34.0p	**1,105,816**	-
		1,523,146	882,776
Performance Share Plan exercisable between:			
1 January 2001 and 2 May 2005	1.0p	-	274,747
1 January 2002 and 14 October 2006	1.0p	**479,600**	694,476
1 January 2003 and 11 April 2007	1.0p	**664,059**	933,900
1 January 2004 and 31 January 2008	1.0p	**1,006,258**	-
		2,149,917	1,903,123

Notes to the financial statements
Continued

24 Share capital and reserves (continued)

The share option schemes 1987 and 1998 are discretionary schemes under which senior management below Board level are granted options to purchase shares in the Company. The option price is the average market price over the five working days preceding the grant and there is no discount. Options are capable of exercise after three years and within ten years of the date of grant; those granted since 1995 are subject to earnings per share performance targets.

The UK savings-related share option schemes 1989 and 1998 are schemes under which UK employees can enter into savings contracts with a building society or bank for a period of three or five years and use the proceeds from their savings accounts to purchase shares in the Company on the exercise of their options. The option price is the average market price over the five working days preceding the invitation date discounted by a maximum of 20 per cent.

The US savings-related share option scheme is a scheme under which US employees can enter into savings contracts with a bank for a period of two years and use the proceeds from their savings accounts to purchase shares in the Company on the exercise of their options. The option price is the market price on the date of grant, discounted by 15 per cent.

Details of the Performance Share Plan are shown in the Board report on remuneration.

25 Capital commitments

Group capital expenditure contracted but not provided for in these financial statements amounted to £1.2 million (2000: £2.4 million).

26 Contingent liabilities

The Group was notified of a potential warranty claim in 1998, under the contract for the sale of Pauls Malt Limited, relating to export refunds from the Intervention Board for Agricultural Produce (now the Rural Payments Agency). Should such a claim materialise, this will be vigorously defended and, in any event, in the opinion of the directors, this will not have a significant effect on the financial position of the Group.

27 Cash flow statement

(a) Reconciliation of cash flow before use of liquid resources and financing to movements in net borrowing

	2001 £million	2000 £million
Cash inflow before use of liquid resources and financing	**26.2**	32.4
Redemption of B shares (including issue costs)	**(23.1)**	(20.7)
Issue of ordinary share capital – share options	**0.1**	-
Currency translation differences	**(1.5)**	(7.9)
Decrease in net borrowings	**1.7**	3.8

(b) Financing and management of liquid resources

	2001 £million	2000 £million
Financing		
Issue of ordinary share capital – share options	**0.1**	-
Redemption of B shares (including issue costs)	**(23.1)**	(20.7)
Loan notes redeemed	**(0.9)**	(3.1)
Increase in borrowings repayable within one year	**0.2**	-
Decrease in borrowings repayable after one year	**(12.7)**	(37.3)
	(36.4)	(61.1)
Management of liquid resources		
New cash deposits	-	(0.1)
Repayment of cash deposits	**18.3**	25.5
	18.3	25.4
Total financing and management of liquid resources	**(18.1)**	(35.7)

Redeemable B shares of nominal value £23.3 million were issued for nil consideration during the year (2000: £22.4 million).

(c) Reconciliation of net cash flow to movement in net borrowings

	2001 £million	2000 £million
Change in net borrowings resulting from cash flows:		
Increase/(decrease) in cash in the period	**8.1**	(3.3)
Decrease in borrowings	**13.4**	40.4
Decrease in liquid resources	**(18.3)**	(25.4)
	3.2	11.7
Currency translation differences	**(1.5)**	(7.9)
Decrease in net borrowings	**1.7**	3.8
Net borrowings at beginning of the financial year	**(41.7)**	(45.5)
Net borrowings at end of the financial year	**(40.0)**	(41.7)

27 Cash flow statement (continued)

(d) Analysis of changes in net (borrowings)/cash during the year

	1 January 2001 £million	Cash flow £million	Currency translation differences £million	31 December 2001 £million
Net cash repayable on demand	13.4	**8.1**	**(0.7)**	**20.8**
Repayable within one year:				
Cash deposits	37.0	**(18.3)**	-	**18.7**
Borrowings	(6.5)	**0.7**	-	**(5.8)**
Repayable after one year:				
Borrowings	(85.6)	**12.7**	**(0.8)**	**(73.7)**
Net (borrowings)/cash	(41.7)	**3.2**	**(1.5)**	**(40.0)**

(e) (Borrowings)/cash repayable on demand

	2001 £million	2000 £million	Change in year £million
Cash at bank and in hand	**39.5**	51.2	**(11.7)**
Bank borrowings repayable within one year	**(0.2)**	(0.8)	**0.6**
Other borrowings repayable within one year	**(5.6)**	(6.5)	**0.9**
	33.7	43.9	**(10.2)**
Borrowings and deposits repayable within one year not repayable on demand:			
Bank deposits	**(18.7)**	(37.0)	**18.3**
Bank borrowings	**0.2**	-	**0.2**
Other borrowings	**5.6**	6.5	**(0.9)**
Net cash repayable on demand	**20.8**	13.4	**7.4**
Currency translation differences			**0.7**
Increase in cash per cash flow statement			**8.1**

(f) Disposal of business

	Harcros Chemicals £million
Net assets disposed of	
Stocks	**13.5**
Debtors	**20.6**
Creditors	**(17.6)**
	16.5
Accrued costs & related items	**2.8**
Goodwill previously charged against reserves	**0.7**
Gain on disposal	**1.4**
Gross consideration	**21.4**
Costs of disposal	**(1.7)**
	19.7
Deferred consideration	**(3.1)**
Net proceeds on disposal of business in current year	**16.6**

Deferred consideration comprises £1.7 million of non-voting redeemable preferred stock in Harcros Chemicals Inc (formerly Harcros Chemicals Acquisitions Inc), with the balance being payable upon agreement of the completion accounts.

The subsidiary undertakings disposed of during the year contributed £0.8 million to the Group's net cash inflow from operating activities.

28 Principal trading investments

		Country of incorporation and operation
Subsidiary undertakings		
Elementis UK Limited trading as:		United Kingdom
Elementis Chromium	Chromium chemicals	
Elementis Pigments	Synthetic iron oxide pigments, chromic oxide pigments, carboxylates, catalysts, zinc products	
Elementis Specialties	Rheological additives, colourants, waxes, other specialty additives	
Linatex Limited (with fellow Linatex subsidiaries trading in the Netherlands, Malaysia, South Africa, Australia, and Belgium)	Abrasion-resistant rubber: sheet, mouldings, fabricated products, linings, screens	United Kingdom
Elementis Chromium LP	Chromium chemicals	United States of America
Elementis Pigments Inc	Synthetic iron oxide pigments, chromic oxide pigments	United States of America
Elementis Specialties Inc	Rheological additives, colourants, waxes, other specialty additives	United States of America
Linatex Corporation of America Inc	Abrasion-resistant rubber: sheet, mouldings, fabricated products, linings, screens	United States of America

Notes:

1 None of the undertakings are held directly by the Company.
2 Equity capital is in ordinary shares, wholly-owned and voting rights equate to equity ownership.
3 All undertakings listed above have accounting periods ending 31 December.
4 Undertakings operating in the United Kingdom are incorporated in Great Britain and registered in England and Wales. In the case of corporate undertakings other than in the United Kingdom their country of operation is also their country of incorporation.
5 All undertakings listed above have been included in the consolidated financial statements of the Group for the year.

Five year record

	2001 £million	2000 £million	1999 £million	1998 £million	1997 Restated £million
Turnover					
Chromium	**118.9**	124.8	112.8	124.4	126.8
Pigments & Specialties	**228.0**	234.9	222.9	213.9	148.8
Specialty Rubber	**46.0**	54.1	54.9	56.7	61.5
Continuing operations	**392.9**	413.8	390.6	395.0	337.1
Discontinued operations	**137.5**	160.0	144.5	647.6	1,582.1
Turnover: Group and share of joint venture	**530.4**	573.8	535.1	1,042.6	1,919.2
Less share of discontinued joint venture's turnover	-	-	-	(68.2)	(93.9)
Group turnover	**530.4**	573.8	535.1	974.4	1,825.3
Operating profit/(loss)					
Chromium:					
Before exceptionals	**4.0**	23.7	20.3	27.1	29.9
Exceptionals	-	0.7	(8.8)	-	-
	4.0	24.4	11.5	27.1	29.9
Pigments & Specialties:					
Before goodwill amortisation and exceptionals	**12.2**	31.1	28.5	27.1	8.8
Goodwill amortisation	**(14.0)**	(13.3)	(12.5)	(11.2)	-
Exceptionals	-	(1.4)	(5.3)	(3.2)	(14.9)
	(1.8)	16.4	10.7	12.7	(6.1)
Specialty Rubber:					
Before exceptionals	**(0.5)**	2.6	2.4	4.7	4.8
Exceptionals	**(0.5)**	(2.3)	(1.2)	-	(0.8)
	(1.0)	0.3	1.2	4.7	4.0
Group exceptionals	**(4.6)**	-	-	-	-
Total – continuing operations:					
Before goodwill amortisation and exceptionals	**15.7**	57.4	51.2	58.9	43.5
Goodwill amortisation	**(14.0)**	(13.3)	(12.5)	(11.2)	-
Exceptionals	**(5.1)**	(3.0)	(15.3)	(3.2)	(15.7)
	(3.4)	41.1	23.4	44.5	27.8
Discontinued operations	**2.4**	6.0	5.5	(4.4)	0.8
	(1.0)	47.1	28.9	40.1	28.6
Joint venture – discontinued operations	-	-	-	2.1	4.7
Associated undertakings – continuing operations	**0.1**	0.1	0.1	-	-
Associated undertakings – discontinued operations	-	-	-	(0.1)	(0.2)
	(0.9)	47.2	29.0	42.1	33.1
Profit/(loss) on disposal/termination of businesses & fixed assets:					
Continuing operations	-	-	6.6	5.0	-
Discontinued operations	**1.4**	-	-	(26.9)	(121.8)
Fundamental restructuring costs (discontinued operations)	-	-	-	-	(4.8)
Profit/(loss) before interest	**0.5**	47.2	35.6	20.2	(93.5)
Interest rate swap cancellation costs	-	-	-	(2.3)	-
Private placement redemption cost	-	-	-	-	(9.8)
Net interest payable	**(4.2)**	(5.1)	(5.4)	(8.3)	(2.9)
Profit/(loss) before tax	**(3.7)**	42.1	30.2	9.6	(106.2)
Tax	**8.5**	(7.8)	(10.5)	(8.4)	(4.9)
Minority interests	**(0.1)**	(0.1)	0.3	-	(0.1)
Profit/(loss) for the financial year	**4.7**	34.2	20.0	1.2	(111.2)

	2001 £million	2000 £million	1999 £million	1998 £million	1997 Restated £million
Basic					
Earnings/(loss) per ordinary share (pence)	**1.1**	7.9	4.6	0.3	(15.5)
Earnings per ordinary share before goodwill amortisation and exceptionals (pence)	**4.0**	11.6	9.3	9.0	8.8
Fully diluted					
Earnings/(loss) per ordinary share (pence)	**1.1**	7.9	4.6	0.3	(15.5)
Earnings per ordinary share before goodwill amortisation and exceptionals (pence)	**4.0**	11.5	9.3	9.0	8.8
Dividends per ordinary share (pence)	**-**	-	2.0	5.0	3.6
Dividend cover (times)*	**-**	-	4.7	1.8	2.4
Interest cover (times)*	**4.3**	12.5	10.5	7.0	28.3
Shareholders' funds	**397.5**	411.2	380.4	367.8	764.2
Net *(borrowings)*/cash	***(40.0)***	*(41.7)*	*(45.5)*	*(48.0)*	450.6
Weighted average number of ordinary shares in issue during the year (million)	**431.5**	431.5	431.5	472.9	715.3

* before goodwill amortisation and exceptionals

Shareholder services

Registrars
Enquiries concerning shares or shareholdings such as the loss of a share certificate, consolidation of share certificates, amalgamation of holdings or dividend payments should be made to the Company's registrars:

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA, UK

Telephone: +44 (0) 870 600 3966
Facsimile: +44 (0) 1903 854 031
Website: www.lloydstsb-registrars.co.uk

In any correspondence with the registrars, please refer to Elementis plc and state clearly the registered name and address of the shareholder. Please notify the registrars promptly of any change of address.

New issue of redeemable B shares
A further issue of redeemable B shares will be made to ordinary shareholders on the share register on 26 April 2002. Shareholders will have the opportunity to redeem these redeemable B shares for cash at their nominal value on 2 May 2002.

A circular providing full details of the issue and redemption of redeemable B shares and a redemption form will be posted to all ordinary shareholders on 19 March 2002.

Previously issued redeemable B shares
Any holders of previously issued redeemable B shares that have not yet redeemed them will have a further opportunity to redeem them for cash at their nominal value on 2 May 2002. The redemption form is on the reverse of the redeemable B share certificate.

Registrars helpline for redeemable B share enquiries:
Telephone: +44 (0) 800 169 6946

Registrars text phone for shareholders with hearing difficulties:
Telephone: +44 (0) 870 600 3950

Web-based enquiry service www.shareview.co.uk
Shareholders using this service to obtain details of their shareholdings are required to enter their name, postcode and shareholder reference number which can be found on correspondence from the Registrars and also on share certificates.

Low-cost share dealing service
This service, arranged with the Company's stockbrokers Cazenove, offers a low cost method of buying and selling Elementis shares. Full details of the service and dealing forms can be obtained from Cazenove.
Telephone: +44 (0) 20 7606 1768

Dividend re-investment plan
The dividend re-investment plan arrangements made with Lloyds TSB Registrars and Cazenove will not operate while a cash dividend is not being paid.

Annual General Meeting
The Annual General Meeting of Elementis plc will be held on 25 April 2002 at 11am at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED. The Notice of Meeting is given in a separate document accompanying this Annual Report. Details of the ordinary and special business of the Annual General Meeting are also contained in this document.

Shareholder information

Elementis plc

Company Secretary
Philip Brown LLB FCIS

Registered office
Ash House
Fairfield Avenue
Staines
TW18 4ES, UK

Telephone: +44 (0) 1784 224212
Facsimile: +44 (0) 1784 224312
Email: elementis.info@elementis-eu.com
Website: www.elementis.com

Registered number
3299608

Auditors
PricewaterhouseCoopers

Stockbrokers
Cazenove
Hoare Govett Limited

Registrars
Lloyds TSB Registrars

Financial calendar 2002

28 February	Preliminary announcement of results for the year ended 31 December 2001
5 April	Record date for dividend payable on redeemable B shares
25 April	Annual General Meeting
26 April	Closing date for receipt of redeemable B share redemption forms
26 April	Record date for further redeemable B share issue
2 May	Redemption date for redeemable B shares Payment date for redeemable B share dividend
1 August*	Announcement of interim results for the six months ending 30 June 2002
4 November	Payment date for redeemable B share dividend

* *Provisional date*

Information for calculation of capital gains tax

First day of trading of redeemable B shares	2 November 2001	2 May 2001	2 November 2000	2 May 2000
Number of redeemable B shares issued of 1 penny nominal value for each ordinary share held	2.1	3.3	2.1	3.1
Redeemable B share price on the first day of trading	0.750p	0.625p	0.625p	0.500p
Ordinary share price on the same day	30.0p	67.0p	70.0p	79.0p
Apportionment percentage for the calculation of capital gains tax:				
Ordinary shares	95.02%	97.01%	98.16%	98.08%
Redeemable B shares (apportioned to the number of redeemable B shares issued for each ordinary share held)	4.98%	2.99%	1.84%	1.92%

Global headquarters

Elementis plc
Ash House
Fairfield Avenue
Staines
TW18 4ES, UK

Tel: +44 (0) 1784 22 4212
Fax: +44 (0) 1784 22 4312
Email: elementis.info@elementis-eu.com

Elementis Chromium
Urlay Nook
Eaglescliffe
Stockton-on-Tees
TS16 0QG, UK

Tel: +44 (0) 1642 780 682
Fax: +44 (0) 1642 791 866
Email: chromium.uk@elementis-eu.com

Elementis Pigments
11 Executive Drive
Suite 1
Fairview Heights Il 62208
USA

Tel: +1 618 628 2300
Fax: +1 618 628 1029
Email: pigments@elementis-na.com

Elementis Specialties
PO Box 700
Wyckoffs Mill Road
Hightstown NJ 08520
USA

Tel: +1 609 443 2500
Fax: +1 609 443 2582
Email: specialinfo.usa@elementis-na.com

Linatex
Wilkinson House
Galway Road
Blackbushe Business Park
Yateley
Hampshire
GU46 6GE, UK

Tel: +44 (0) 1252 743 000
Fax: +44 (0) 1252 743 030
Email: linatex.info@elementis-eu.com

Employees featured: front cover Tony Garside. Back cover Stuart McLeod.
Photography by Phil Leo and Phil Gatward.
Designed and produced by Carnegie Orr +44 (0) 20 7610 6140.
Printed by CTD Capita on Mega Matt, which is sourced from sustainable forests, manufactured using 50% Totally Chlorine Free pulp and carries the Nordic Swan environmental label.

Visit the Elementis website at www.elementis.com


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ELEMENTIS

Elementis plc
Ash House
Fairfield Avenue
Staines
TW18 4ES, UK

Tel: +44 (0) 1784 22 4212
Fax: +44 (0) 1784 22 4312

Email: elementis.info@elementis-eu.com
www.elementis.com
Registered number: 3299608


03 OCT 23 AM 7:21
40

DEALINGS BY DIRECTORS

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF DIRECTOR

PHILIP BROWN

3) Please state whether notification indicates that it is in respect of

holding of the shareholder named in 2 above or in respect of a
non-beneficial interest or in the case of an individual holder
if it is a holding of that person's spouse or children under the
age of 18 or in respect of an non-beneficial interest

INTEREST OF A DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the

number of shares held by each of them. (If notified)

PHILIP BROWN

5) Please state whether notification relates to a person(s) connected

with the Director named in 2 above and identify the connected person(s)

INTEREST OF A DIRECTOR

6) Please state the nature of the transaction. For PEP transactions

please indicate whether general/single co PEP and if discretionary/non
discretionary

-

7) Number of shares/amount of

stock acquired

50,000

8) (0.0115%)

of issued Class

9) Number of shares/amount

of stock disposed

-

10) (N/A%)

of issued Class

11) Class of security

ORDINARY SHARES OF 5P

12) Price per share

22.5p

13) Date of transaction

28.02.03

14) Date company informed

28.02.03

15) Total holding following this notification

70,278 ORDINARY SHARES

16) Total percentage holding of issued class following this notification

0.0162%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
COMPLETE THE FOLLOWING BOXES

17) Date of grant

-

18) Period during which or date on which exercisable

-

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number.

-

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

-

22) Total number of shares or debentures over which options held following this notification

-

23) Any additional information

24) Name of contact and telephone number for queries

ALISON WHITE 01784 224374

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 28.02.03

END
RDSILFLVFIITFIV.

Sources:*REGULATORY NEWS SERVICE 28/02/2003*

(41)

DEALINGS BY DIRECTORS

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF DIRECTOR

MICHAEL HARTNALL

3) Please state whether notification indicates that it is in respect of

holding of the shareholder named in 2 above or in respect of a
non-beneficial interest or in the case of an individual holder
if it is a holding of that person's spouse or children under the
age of 18 or in respect of an non-beneficial interest

INTEREST OF A DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the

number of shares held by each of them. (If notified)

MICHAEL HARTNALL

5) Please state whether notification relates to a person(s) connected

with the Director named in 2 above and identify the connected person(s)

INTEREST OF A DIRECTOR

6) Please state the nature of the transaction. For PEP transactions

please indicate whether general/single co PEP and if discretionary/non
discretionary

-

7) Number of shares/amount of

stock acquired

150,000

8) (0.0347%)

of issued Class

9) Number of shares/amount

of stock disposed

-

10) (N/A%)

of issued Class

11) Class of security

ORDINARY SHARES OF 5P

12) Price per share

23p

13) Date of transaction

28.02.03

14) Date company informed

28.02.03

15) Total holding following this notification

156,000 ORDINARY SHARES

16) Total percentage holding of issued class following this notification

0.036%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
COMPLETE THE FOLLOWING BOXES

17) Date of grant

-

18) Period during which or date on which exercisable

-

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number.

-

21) Exercise price (if fixed at time of grant) or indication that price

is to be fixed at time of exercise

-

22) Total number of shares or debentures over which options held

following this notification

-

23) Any additional information

24) Name of contact and telephone number for queries

PENNY WATSON
01784 224373

25) Name and signature of authorised company official responsible for

making this notification ALISON WHITE

Date of Notification 28.02.03.


03 OCT 23 AM 7:21
42

DEALINGS BY DIRECTORS

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF DIRECTOR

BRIAN TAYLORSON

3) Please state whether notification indicates that it is in respect of

holding of the shareholder named in 2 above or in respect of a
non-beneficial interest or in the case of an individual holder
if it is a holding of that person's spouse or children under the
age of 18 or in respect of an non-beneficial interest

INTEREST OF A DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the

number of shares held by each of them. (If notified)

BRIAN TAYLORSON

5) Please state whether notification relates to a person(s) connected

with the Director named in 2 above and identify the connected person(s)

INTEREST OF A DIRECTOR

6) Please state the nature of the transaction. For PEP transactions

please indicate whether general/single co PEP and if discretionary/non
discretionary

-

7) Number of shares/amount of

stock acquired

40,000

8) (0.0093%)

of issued Class

9) Number of shares/amount

of stock disposed

-

10) (N/A%)

of issued Class

11) Class of security

ORDINARY SHARES OF 5P

12) Price per share

23.5p

13) Date of transaction

28.02.03

14) Date company informed

28.02.03

15) Total holding following this notification

70,000 ORDINARY SHARES

16) Total percentage holding of issued class following this notification

0.0162%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY
PLEASE
COMPLETE THE FOLLOWING BOXES

17) Date of grant

-

18) Period during which or date on which exercisable

-

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number.

-

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

-

22) Total number of shares or debentures over which options held following this notification

-

23) Any additional information

24) Name of contact and telephone number for queries

ALISON WHITE 01784 224374

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 28.02.03.

(93)


REUTERS

28Feb2003 UK: REG-Elementis PLC (ELM.L) Director Shareholding.

RNS Number:1360I Elementis PLC 28 February 2003

DEALINGS BY DIRECTORS

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF DIRECTOR

GEOFFREY GAYWOOD

3) Please state whether notification indicates that it is in respect of

holding of the shareholder named in 2 above or in respect of a
non-beneficial interest or in the case of an individual holder
if it is a holding of that person's spouse or children under the
age of 18 or in respect of an non-beneficial interest

INTEREST OF A DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the

number of shares held by each of them. (If notified)

BANK LEU LIMITED

5) Please state whether notification relates to a person(s) connected

with the Director named in 2 above and identify the connected person(s)

INTEREST OF A DIRECTOR

6) Please state the nature of the transaction. For PEP transactions

please indicate whether general/single co PEP and if discretionary/non
discretionary

-

7) Number of shares/amount of

stock acquired

50,000

8) (0.0116%)

of issued Class

9) Number of shares/amount

of stock disposed

-

10) (N/A%)

of issued Class

11) Class of security

ORDINARY SHARES OF 5P

12) Price per share

23p

13) Date of transaction

28.02.03

14) Date company informed

28.02.03

15) Total holding following this notification

125,000 ORDINARY SHARES

16) Total percentage holding of issued class following this notification

0.0289%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
COMPLETE THE FOLLOWING BOXES

17) Date of grant

-

18) Period during which or date on which exercisable

-

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number.

-

21) Exercise price (if fixed at time of grant) or indication that price

is to be fixed at time of exercise

-

22) Total number of shares or debentures over which options held

following this notification

-

23) Any additional information

24) Name of contact and telephone number for queries

ALISON WHITE 01784 224374

25) Name and signature of authorised company official responsible for

making this notification

Date of Notification 28.02.03.


REUTERS

21Mar2003 UK: REG-Elementis PLC (ELM.L) Statement re EPA Announcement.

RNS Number:0512J Elementis PLC 21 March 2003

IMPACT OF FINAL US ENVIRONMENTAL PROTECTION AGENCY RULING ON CCA

Staines, UK, 21 March, 2003 - Elementis plc (London Stock Exchange, ELM) notes the press advisory released by the US Environmental Protection Agency (EPA) on 20 March, 2003, regarding the use of chromated copper arsenate ('CCA') for wood treatment.

As expected, the EPA has confirmed the withdrawal of registration for the use of CCA's for most residential uses, but has reduced the scope of the ban so that agricultural and permanent foundation applications will now not be affected.

Elementis Chromium supplies chromic acid, which is used in the manufacture of CCA and acts primarily as a binding agent.

Elementis now expects that, as a result of this ruling, Elementis Chromium's global sales of chromium chemicals will be less affected than previously anticipated. It is currently estimated that sales of chromium chemicals could be affected by around 12 per cent in 2004, representing approximately 4.5 per cent of total Elementis plc sales.

In order to create a viable low cost manufacturing capability in the changed market environment that this ruling would create, Elementis acquired the chromium chemicals business of OxyChem, a US producer, in December 2002. Following this acquisition, rationalisation of the Elementis Chromium facilities was undertaken, which is expected to achieve annualised savings in excess of £13 million, with at least half of that amount expected to be achieved in 2003.

The EPA's ruling can be viewed at: http://www.epa.gov/pesticides/factsheets/chemicals/1file.htm

-Ends-

Enquiries: Elementis plc Tel: +44 (0)1784 224212

Geoff Gaywood Chief Executive
Brian Taylorson Finance Director
Hilary Reid Evans Head of Corporate Communications

Brunswick Tel: +44(0)20 7404 5959 Andrew Fenwick Fiona Fong

END
STRNKDKBBBKDONB.

Sources: *REGULATORY NEWS SERVICE 21/03/2003*



REUTERS

31Mar2003 UK: REG-Elementis PLC (ELM.L) Director Shareholding.

RNS Number:4377J Elementis PLC 31 March 2003

DEALINGS BY DIRECTORS

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF DIRECTOR

PHILIP BROWN

3) Please state whether notification indicates that it is in respect of

holding of the shareholder named in 2 above or in respect of a
non-beneficial interest or in the case of an individual holder
if it is a holding of that person's spouse or children under the
age of 18 or in respect of an non-beneficial interest

INTEREST OF WIFE OF DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the

number of shares held by each of them. (If notified)

MRS SUSAN BROWN

5) Please state whether notification relates to a person(s) connected

with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions

please indicate whether general/single co PEP and if discretionary/non
discretionary

7) Number of shares/amount of

stock acquired

30,000

8) (0.00695%)

of issued Class

9) Number of shares/amount

of stock disposed

10) (N/A %)

of issued Class

11) Class of security

ORDINARY SHARES OF 5P

12) Price per share

24.75P

13) Date of transaction

31.03.03

14) Date company informed

31.03.03

15) Total holding following this notification

100,278 ORDINARY SHARES

16) Total percentage holding of issued class following this notification

0.0232%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
COMPLETE THE FOLLOWING BOXES

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price

is to be fixed at time of exercise

22) Total number of shares or debentures over which options held

following this notification

23) Any additional information

24) Name of contact and telephone number for queries

MRS A.S.WHITE - TEL 01784 224374

25) Name and signature of authorised company official responsible for

making this notification

Date of Notification 31.03.2003

END
RDSILFEEVAILVIV.

Sources: *REGULATORY NEWS SERVICE 31/03/2003*



REUTERS

24Apr2003 UK: REG-Elementis PLC (ELM.L) AGM Statement.

RNS Number:3211K Elementis PLC 24 April 2003

ELEMENTIS plc

CHAIRMAN'S STATEMENT AT TODAY'S ANNUAL GENERAL MEETING

Staines, UK, 24 April 2003 - At today's Annual General Meeting, Jonathan Fry, Chairman of Elementis plc (London Stock Exchange, ELM) said:

"There has been no significant change in the trading environment since our Preliminary Results announcement in February and the market outlook remains uncertain."

"Sales in US dollars, including the benefit of last year's acquisition of the chromium chemicals business of Occidental Chemical Corporation, increased 7 per cent in the first quarter of 2003, versus the same period last year. However the dollar weakened significantly between the two periods, falling by 13 percent against the pound. As a result the comparable sterling sales fell by 6 percent."

"Benefits from ongoing business improvement projects, including Six Sigma, which is targeted at further reducing costs, have been evident and should increase as the year progresses."

"Strategic programmes addressing opportunities for step change financial performance improvement are progressing well in each of the businesses and their implementation is key to the Company's future growth."

"A pre-closed period trading update will be made ahead of the Company's interim results announcement for the six months ending 30 June 2003."

- Ends -

Enquiries

Elementis plc Tel: + 44 (0) 1784 224212

Geoff Gaywood Chief Executive
Brian Taylorson Finance Director
Hilary Reid Evans Head of Corporate Communications

Brunswick Tel: + 44 (0) 20 7404 5959 Andrew Fenwick Fiona Fong

This information is provided by RNS
The company news service from the London Stock Exchange
END
AGMGCGDSIBDGGXS.

Sources: *REGULATORY NEWS SERVICE 24/04/2003*


47

29Apr2003 UK: REG-Elementis PLC (ELM.L) Additional Listing.

RNS Number:5027K Elementis PLC 29 April 2003

Elementis plc

Issue of redeemable B shares

Application has been made to the UK Listing Authority and the London Stock Exchange for 474,742,205 new redeemable B shares to be admitted to the Official List. It is expected that admission of the redeemable B shares will become effective and dealings in them will commence on 2 May 2003. The new redeemable B shares will rank pari passu with the existing redeemable B shares.
For further information contact:
Elementis plc

Mrs A S White - Deputy Secretary Telephone: 01784 224374

This information is provided by RNS
The company news service from the London Stock Exchange
END LISUKOUROWRSUAR.

Sources: *REGULATORY NEWS SERVICE 29/04/2003*

Certified as a true Copy of the Origi
A.S. White
Deputy Secretary

ELEMENTIS plc

Minutes of a Meeting of a Committee of the Board of Directors held at
Ash House, Fairfield Avenue, Staines, TW18 4ES
on Tuesday, 29 April 2003

Present:	Mr P D Brown	
	Mr B G Taylorson	
In attendance:	Ms A White	Deputy Secretary

REDEEMABLE B SHARES

It was noted that at the Annual General Meeting on 28 April 2000 the shareholders gave authority to the directors of the Company to capitalise sums from the Company's merger reserve and apply these sums in paying up in full on one or more occasions up to a maximum of 12,500,000,000 Redeemable B Shares in aggregate and to allot such Redeemable B Shares to such holders on such basis for every Ordinary Share held on the relevant record date as the Directors of the Company may on each occasion determine.

Accordingly, IT WAS RESOLVED that:-

(i) the sum of £4,747,422.05 be capitalised from the Company's merger reserve and applied in paying up Redeemable B Shares of 1p each to be allotted on 1 May 2003 to holders of Ordinary Shares on the register as at 28 April 2003;

(ii) the Redeemable B Shares issued to all holders who have applied for redemption of such shares be redeemed forthwith and cheques in settlement of the redemption proceeds be despatched by Friday 2 May 2003;

(iii) certificates for Redeemable B Shares issued to all other holders be despatched by Friday 2 May 2003;

(iv) instructions be given for all necessary notices relating to the foregoing to be filed with the Registrar of Companies.

Form 1

APPLICATION FOR ADMISSION OF SECURITIES TO TRADING

This form of application should be submitted to Securities Management, London Stock Exchange, Old Broad Street, London EC2N 1HP, to arrive no later than 2 business days prior to the consideration of the application for admission to trading.

If you require assistance, please call Securities Management on +44 (0) 20 7797 1579.

To: London Stock Exchange

1. **Full name of issuer:** ELEMENTIS PLC

hereby applies for the following securities to be admitted to trading on the London Stock Exchange subject to the Admission & Disclosure Standards ("the Standards").

2. **Amount and full description of each class of security for which application is now being made:** *Example: 30,000,000 ordinary shares of 20 pence each fully paid. Where the securities are be issued under an issuance programme, please give a description of the programme and the maximum amount of securities that may be admitted to trading at any one time.*

474,742,205 REDEEMABLE B SHARES OF ONE PENNY

3. **Type of issue for which application is being made:** Example: Bonus, Rights, Placing, Open Offer, Block listing, Eurobond, MTN Programme, Warrants

CAPITALISATION ISSUE

4. **Are the securities for which application is now made identical* in all respects**

(a) **with each other?** YES

(b) **with an existing class of security?** YES

If you answered NO to either question how do the securities differ and when will they become identical?

N/A

5. **Definitive certificates (or where relevant definitive bearer securities) in respect of the securities for which application to trading is now sought were/will be issued on:**

Date: 2ND MAY 2003

Please indicate whether the certificates are in registered or bearer form: REGISTERED

Note in relation to Question 4:

**Identical means in this context:*

(a) the securities are of the same nominal value with the same amount called or paid up;
(b) they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and
(c) they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.

Please specify on which RIEs the issuer has applied to have its securities traded
LONDON STOCK EXCHANGE
Amounts and descriptions of securities for which application is now being made (include distinctive numbers if any)
474,742,205 REDEEMABLE B SHARES

Type of issue for which application is being made
CAPITALISATION ISSUE

Confirmation
We acknowledge our obligations under the listing rules and the legal implications of listing under the Financial Services and Markets Act 2000. Accordingly we confirm that:
(a) all the conditions for listing in the listing rules which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;
(b) all information required to be included in the listing particulars/prospectus* has been included therein, or, if the final version has not yet been submitted (or approved), will be included therein before it is so submitted; and
(c) all the documents and information required to be included in the application have been or will be supplied in accordance with the listing rules and all other requirements of the UK Listing Authority in respect of the application have been or will be complied with.
We undertake to comply with the listing rules from time to time of the UK Listing Authority so far as applicable to the issuer.
We undertake to lodge with you the declaration required pursuant to paragraph 7.8(i) of the listing rules of the UK Listing Authority in due course.

Signed	X [signature] X
Director or secretary or other duly authorised officer for and on behalf of	DIRECTOR & COMPANY SECRETARY
Name of issuer	ELEMENTIS PLC

To be completed in all cases

Application to be heard on:	
Admission expected to be effective on:	2ND MAY 2003

Name(s) of contact(s) at issuer regarding the Application	ALISON WHITE (ELEMENTIS) RAKESH SHARMA (CAZENOVE)

Telephone number:	01784 224374 / 0207 825 9330 (CAZ)

SCHEDULE 3A

APPLICATION FOR ADMISSION OF SECURITIES TO THE OFFICIAL LIST
(SHARES AND DEBT SECURITIES)

This form of application for admission of securities to the Official List should be suitably adapted for an issuer which is not a public limited company. Please note that admission to the Official List will be simultaneous with admission to trading on a Recognised Investment Exchange (RIE). You will need to complete a separate application form to apply for trading on the RIE.

To: UK Listing Authority 29.04 2003

Details of securities to be listed

ELEMENTIS PLC [insert name of issuer] ("the issuer") hereby applies for the securities detailed below to be admitted to the Official List of the UK Listing Authority subject to the listing rules of the UK Listing Authority.

Share capital			
Authorised		Denomination	Issued and paid up (inclusive of present issue)
12,500,000,000	in	1 PENNY	5,955,213,017
	in		
	in		
£			£

(Please include in brackets those shares listed under block listing procedures but not yet allotted)

Debt securities		
Nominal value	Redemption date	Coupon
£		

Please specify where the issuer is listed and the nature of the listing	FULL
Primary	LONDON
Secondary	———

If the securities are not identical, but will so become in the future, definitive certificates issued before that date must be enfaced with a note to this effect.

Default place of settlement (system): CREST

Declaration

We acknowledge our obligations under the Standards. Accordingly we declare that:

(a) all the conditions for trading in the Standards which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all the documents and information required to be included in the application have been or will be supplied in accordance with the Standards and all other requirements of the Exchange in respect of the application have been or will be complied with; and

(c) (for new applicants only) the issuer is in compliance with the requirements of any securities regulator that regulates it and/or any stock exchange on which it has its securities traded.

We undertake to comply with the Standards as published by the London Stock Exchange from time to time.

Signed: [signature] Date: 29 April 2003

Director or secretary or other duly authorised officer, for and on behalf of

Name Issuer: ELEMENTIS PLC

Application to be considered on (date):

Dealings expected to commence on (date): 2ND MAY 2003

Contact at the issuer: ALISON WHITE

Name: ALISON WHITE

Email address: alison.white@elementis-eu.com

Telephone number: 01784 224374

Contact at nominated representative (if applicable):

Name: RAKESH SHARMA

Email address: rakesh.sharma@cazenove.com

Telephone number: 0207 825 9330

Please indicate whether you would like the above information to be added to the Exchange's mailing list in order to receive information on Exchange products, services and news. **YES/NO**

Please confirm that the issuer of these securities belongs in the United Kingdom (UK) for the purposes of UK Value Added Tax (VAT), based upon the issuer's place of incorporation and business establishment being the UK. **YES/~~NO~~**

Please ensure all sections of this form have been completed before submitting



DEALINGS BY DIRECTORS

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF DIRECTOR

PHILIP DAMIAN BROWN

3) Please state whether notification indicates that it is in respect of

holding of the shareholder named in 2 above or in respect of a
non-beneficial interest or in the case of an individual holder
if it is a holding of that person's spouse or children under the
age of 18 or in respect of an non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the

number of shares held by each of them. (If notified)

5) Please state whether notification relates to a person(s) connected

with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions

please indicate whether general/single co PEP and if discretionary/non
discretionary

7) Number of shares/amount of

stock acquired

8) (%)

of issued Class

9) Number of shares/amount

of stock disposed

10) (%)

of issued Class.
11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
COMPLETE THE FOLLOWING BOXES

17) Date of grant

29 APRIL 2003

18) Period during which or date on which exercisable

29 APRIL 2006 - 29 APRIL 2013

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number.

ORDINARY SHARES OF 5 PENCE

21) Exercise price (if fixed at time of grant) or indication that price

is to be fixed at time of exercise

24.75 PENCE

22) Total number of shares or debentures over which options held

following this notification

695,652 OPTIONS

23) Any additional information

OPTIONS AWARDED UNDER THE 2003 EXECUTIVE SHARE OPTION SCHEME

24) Name of contact and telephone number for queries

A.S. WHITE
01784 224374

25) Name and signature of authorised company official responsible for

making this notification

Date of Notification 1.05.03

This information is provided by RNS
The company news service from the London Stock Exchange

END RDSILFLDETILIIV.

Sources: *REGULATORY NEWS SERVICE 01/05/2003*

(49)

DEALINGS BY DIRECTORS

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF DIRECTOR

GEOFFREY ANTHONY GAYWOOD

3) Please state whether notification indicates that it is in respect of

holding of the shareholder named in 2 above or in respect of a
non-beneficial interest or in the case of an individual holder
if it is a holding of that person's spouse or children under the
age of 18 or in respect of an non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the

number of shares held by each of them. (If notified)

5) Please state whether notification relates to a person(s) connected

with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions

please indicate whether general/single co PEP and if discretionary/non
discretionary

7) Number of shares/amount of

stock acquired

8) (%)

of issued Class

9) Number of shares/amount

of stock disposed

10) (%)

of issued Class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
COMPLETE THE FOLLOWING BOXES

17) Date of grant

29 APRIL 2003

18) Period during which or date on which exercisable

29 APRIL 2006 - 29 APRIL 2013

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number.

ORDINARY SHARES OF 5 PENCE

21) Exercise price (if fixed at time of grant) or indication that price

is to be fixed at time of exercise

24.75 PENCE

22) Total number of shares or debentures over which options held

following this notification

2,217,391 OPTIONS

23) Any additional information

OPTIONS AWARDED UNDER THE 2003 EXECUTIVE SHARE OPTION SCHEME

24) Name of contact and telephone number for queries

A.S. WHITE
01784 224374

25) Name and signature of authorised company official responsible for

making this notification

Date of Notification 1.05.03



REUTERS

01May2003 UK: REG-Elementis PLC (ELM.L) Director Shareholding.

RNS Number:6531K Elementis PLC 1 May 2003

DEALINGS BY DIRECTORS

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF DIRECTOR

BRIAN GEOFFREY TAYLORSON

3) Please state whether notification indicates that it is in respect of

holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the

number of shares held by each of them. (If notified)

5) Please state whether notification relates to a person(s) connected

with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions

please indicate whether general/single co PEP and if discretionary/non discretionary

7) Number of shares/amount of

stock acquired

8) (%)

of issued Class

9) Number of shares/amount

of stock disposed

10) (%)

of issued Class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
COMPLETE THE FOLLOWING BOXES

17) Date of grant

29 APRIL 2003

18) Period during which or date on which exercisable

29 APRIL 2006 - 29 APRIL 2013

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number.

ORDINARY SHARES OF 5 PENCE

21) Exercise price (if fixed at time of grant) or indication that price

is to be fixed at time of exercise

24.75 PENCE

22) Total number of shares or debentures over which options held

following this notification

1,258,696 OPTIONS

23) Any additional information

OPTIONS AWARDED UNDER THE 2003 EXECUTIVE SHARE OPTION SCHEME

24) Name of contact and telephone number for queries

A.S. WHITE
01784 224374

25) Name and signature of authorised company official responsible for

making this notification

Date of Notification 1.05.03.

(51)

01May2003 UK: REG-Elementis PLC (ELM.L) Doc re. Issue of Red. B Shrs.

.

RNS Number:6341K Elementis PLC 1 May 2003

Elementis plc

Issue of Redeemable B Shares

A copy of the above document dated 18 March 2003 has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:
Financial Services Authority 25 The North Colonnade Canary Wharf London E14 5HS
Tel. No. (0)20 7676 1000
Contact: Alison White - 01784 224374

This information is provided by RNS
The company news service from the London Stock Exchange

END
DOCUAUSROVRVRAR.

Sources: *REGULATORY NEWS SERVICE 01/05/2003*

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. When considering what action you should take, you are recommended to seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent professional adviser duly authorised ur ... Financial Services and Markets Act 2000.

If you have sold or transferred, or sell or tra
5 pence each in Elementis plc, please sen
purchaser or transferee or to the stockbroke
is effected for transmission to the purchase

Application has been made to the U
admitted to the Official List. It is ex
become effective and dealings in them will co...

ELEMENTIS

Elementis plc

Proposed New Executive Share Option Scheme

Amendment to the Savings Related Share Option Scheme

Issue of Redeemable B Shares

Details of special business to be conducted at Annual General Meeting

Notice of Annual General Meeting

A letter from the Chairman of Elementis plc appears on page 3 of this document.

Notice of the forthcoming Annual General Meeting is set out on pages 20 and 21 of this document.

A timetable of principal events is set out on page 2 of this document. Key times and dates are:

(a) **11.00am on Tuesday 22 April 2003** which is the latest time and date for receipt of Forms of Proxy for use at the Annual General Meeting by Lloyds TSB Registrars at The Causeway, Worthing, West Sussex BN99 8ZP;

(b) **11.00am on Thursday 24 April 2003** when the Annual General Meeting of Elementis plc will be held at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED;

(c) **5.00pm on Monday 28 April 2003** which is the latest time and date for receipt of Redemption Forms by Lloyds TSB Registrars at the address indicated above.

If you have any queries in relation to the Redemption Form, you may call Lloyds TSB Registrars on 0870 600 3966 between 9.00am and 5.00pm on any business day. Lloyds TSB Registrars will not provide advice on the merits of the proposals set out in this document or give any financial or taxation advice.

Contents Page

The definitions and abbreviations set out in "Definitions" apply throughout this document unless the context requires otherwise.

Timetable of principal events

Latest time and date for receipt of Proxy Forms in respect of the Annual General Meeting	11.00am on Tuesday 22 April 2003
Latest date for requesting Partial Redemption Forms from the Registrars, Lloyds TSB Registrars	Tuesday 22 April 2003
Annual General Meeting	11.00am on Thursday 24 April 2003
Latest time and date for receipt of Redemption Forms (from certificated and uncertificated Shareholders) and/or completed share certificates	5.00pm on Monday 28 April 2003
Record date for entitlements to Redeemable B Shares	Monday 28 April 2003
Redeemable B Shares expected to be admitted to trading on the London Stock Exchange and dealings commence	8.00am on Friday 2 May 2003
Redeemable B Shares redeemed by the Company pursuant to Redemption Forms or share certificates validly completed and received by 28 April 2003	Friday 2 May 2003
Redeemable B Shares entered into CREST	Friday 2 May 2003
Despatch of share certificates in respect of the Redeemable B Shares	by Friday 2 May 2003
Despatch of cheques in respect of Redeemable B Shares redeemed	by Friday 2 May 2003

If any of the above times or dates should change, the revised times and/or dates will be notified to Shareholders by an announcement on the Regulatory News Service of the London Stock Exchange.


ELEMENTIS

Letter from the Chairman of Elementis plc

Elementis plc

Registered in England and Wales No. 3299608

Registered office:
Ash House
Fairfield Avenue
Staines
TW18 4ES, UK

18 March 2003

To Shareholders and, for information only, to holders of Loan Notes.

Dear Shareholder

Introduction

This letter provides you with details of the business to be conducted at the Annual General Meeting of the Company to be held on 24 April 2003. The Notice convening the Annual General Meeting is set out on pages 20 and 21. Included within the items of special business to be conducted at the Annual General Meeting is a proposal to introduce a new executive share option scheme and an amendment to the Elementis plc Savings Related Share Option Scheme (1998). This letter also includes details of the forthcoming further issue of Redeemable B Shares and the related Redemption Offer.

New Executive Share Option Scheme

The Company currently operates two executive share option schemes, the 1998 Approved and Unapproved Discretionary Share Option Plans (the "**1998 Plans**") and the Performance Share Plan (the "**PSP**"). In the light of changes to guidelines issued by institutional investors and developments in market practice since the 1998 Plans and the PSP were established, the Company is proposing to introduce a new executive share option scheme to replace the 1998 Plans and the PSP.

The Remuneration Committee has considered whether to continue with both a long term share incentive scheme delivering free shares to executives and an executive share option scheme delivering market value share options (ie options with an exercise price per share set at the date of grant by reference to the market value of a share just before the date of grant). It has concluded that an executive share option scheme is the best means of aligning the interests of senior executives and shareholders since the executives only benefit if

and to the extent that the Company's share price rises. Operating an executive share option scheme both for executive directors and senior managers rather than different schemes for both groups will ensure that executives are rewarded in a consistent manner. No further awards will be made under the 1998 Plans or the PSP. Existing options and awards will, however, continue to be exercisable on their current terms.

On the recommendation of the Remuneration Committee, the Company is, therefore, proposing to adopt the New Scheme which will comprise an Inland Revenue approved executive share option scheme and an executive share option scheme, which will not be approved by the Inland Revenue. A summary of the principal features of the New Scheme is set out in Part II of this document.

It is proposed that no more than 10 per cent of the Company's issued ordinary share capital will be available for the grant of options to subscribe for new Ordinary Shares under the New Scheme and the Company's other employee share schemes over a ten year period. In addition, no more than 5 per cent of the Company's issued ordinary share capital will be available for the grant of options to subscribe for new Ordinary Shares under the New Scheme and the Company's other executive share option schemes over a ten year period. It is anticipated that options may also be granted under the New Scheme over existing Ordinary Shares held by the Trustee of the Employee Share Ownership Trust. The Trustee will not hold more than 5 per cent of the Company's ordinary share capital from time to time without obtaining prior shareholder approval.

Under the terms of the New Scheme, the Company intends to make individual annual awards of options over Ordinary Shares with a maximum value at the date of grant of up to 150 per cent of basic salary. However, in exceptional circumstances, an annual award of options may be made to an individual over Ordinary Shares with a maximum value at the date of grant of 300 per cent of basic salary.

Options granted under the New Scheme would normally only become exercisable after three years and then only if the performance conditions as determined by the Remuneration Committee have been satisfied. The performance conditions which will apply to the exercise of options granted under the New Scheme in 2003 to executive directors and other members of the management team will be based partly on the Company's earnings per share growth and partly on the Company's total shareholder return as compared with a comparator group consisting of a selected group of international chemical companies. The performance conditions applying to options granted under the New Scheme in 2003 to other executives will be based entirely on earnings per share growth.

The performance conditions are described in more detail in paragraph 9 of Part II of this document.

Shareholding guidelines will be introduced for executive Directors, who will be expected to retain in Ordinary Shares 50 per cent of the post-tax gains made from the exercise of options under the New Scheme or the vesting of awards under the PSP, or any annual bonuses paid in the form of Ordinary Shares, until they have built up a shareholding equal to their basic salaries.

The Directors are also asking Shareholders to give them authority in respect of non-UK employees to extend or adapt the New Scheme to take account of local regulations. Any Ordinary Shares issued or options granted in these circumstances will continue to count against the limits on the number of Ordinary Shares available under the New Scheme.

Savings Related Share Option Scheme (1998)

The Company is also proposing to amend the SAYE Scheme to bring the limits on the number of new Ordinary Shares available under the SAYE Scheme in line with the current guidelines issued by institutional investors by removing the requirement that not more than 5 per cent of the Company's issued share capital in any period of five years may be used for options granted under the SAYE Scheme and any other employee share option schemes of the Company. The overall limit on the number of new Ordinary Shares available under the SAYE Scheme will continue to apply. This provides that the maximum number of Ordinary Shares which may be issued on the exercise of options granted in any 10 year period under the SAYE Scheme and the Company's other employee share schemes cannot exceed 10 per cent of the Company's ordinary share capital then in issue.

Issue of Redeemable B Shares

The Board is not proposing to pay a final ordinary dividend. Instead, as in previous years, there will be a capitalisation issue of Redeemable B Shares out of the Company's merger reserve. By not paying a final dividend the Company is able to recover ACT previously paid; in 2002 the Company recovered £1.5 million. The Board will consider making further redeemable share issues until all surplus ACT is utilised.

The new Redeemable B shares will be allotted to holders of Ordinary Shares on the Company's register of members on 28 April 2003 on the basis of 1.1 Redeemable B Share for every 1 Ordinary Share. Where the issue of Redeemable B Shares would result in Shareholders holding a fraction of a Redeemable B Share, this will be rounded up to the nearest whole Redeemable B Share. The allotment is coupled with an offer to redeem these new shares for cash at their nominal value of 1 penny per share on 2 May 2003.

The new Redeemable B Shares will have a nominal value of 1 penny each. They will carry a non-cumulative preferential dividend at a rate of 75 per cent of six month LIBOR per annum. The Redeemable B Shares should be qualifying investments for the purposes of the relevant PEP and ISA regulations. The B Preferential Dividend will be paid six months in arrears with the first dividend for this issue being payable in November 2003.

Further details of the Issue of the new Redeemable B Shares and the Redemption Offer are set out in Part III of this document.

Action to be Taken To Redeem Redeemable B Shares

Holders of Redeemable B Shares may elect to have all or part of their holdings of Redeemable B Shares redeemed on 2 May 2003 by completing and returning the Redemption Form by 28 April 2003 to Lloyds TSB Registrars at The Causeway, Worthing, West Sussex BN99 3XW in the enclosed yellow corner flash reply-paid envelope. Further information on completing and returning the Redemption Form is set out in Section A.4 of Part III of this document.

If you do not wish to have your Redeemable B Shares redeemed on 2 May 2003, you need take no further action. The Board, at its discretion, may make redemption offers in the future so as to give such holders of Redeemable B Shares further opportunity to have them redeemed at their nominal value.

Redemption offer in respect of existing Redeemable B Shares

A further offer is being made to holders of existing Redeemable B Shares to redeem these shares at their nominal value on 2 May 2003. Such holders should read the letter entitled 'Notice of a further redemption offer for the Elementis plc Redeemable B Shares' for details of the action which they should take if they wish to accept this offer.

The attention of shareholders who are not resident in the United Kingdom is drawn to Section 1 of Part IV of this document.

Annual General Meeting

The Annual General Meeting of the Company will be held at 11.00am on Thursday 24 April 2003 at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED. Details of the items of special business to be considered at the AGM are set out in Part I of this document.

Should you wish to attend the Annual General Meeting in person, you should detach the Annual General Meeting attendance card which is attached to the Form of Proxy and bring this with you to the meeting.

Alternatively, please complete and sign the Form of Proxy in accordance with the printed instructions thereon and return it as soon as possible to Lloyds TSB Registrars at The Causeway, Worthing, West Sussex BN99 8ZP in the enclosed blue corner flash reply-paid envelope or in any event so as to be received no later than 11.00am on Tuesday 22 April 2003. Completion and return of the Form of Proxy will not prevent you from attending the Annual General Meeting and voting in person if you wish.

Additional information

Your attention is drawn to the additional information contained in the rest of this document.

Recommendation

Your Board considers that the passing of the resolutions to be proposed by way of special business at the forthcoming Annual General Meeting, which includes resolutions authorising the adoption of the New Scheme and the amendment of the SAYE Scheme, is in the best interests of the Company and Shareholders as a whole. The Directors accordingly recommend Shareholders to vote in favour of those resolutions, as they intend to do in respect of their own beneficial holdings totalling 689,368 Ordinary Shares.

Your Board considers the issue of Redeemable B Shares and the making of the related Redemption Offer to be in the best interests of the Company and Shareholders as a whole. The Directors intend to accept the Redemption Offer for all the Redeemable B Shares received in respect of their own beneficial holdings.

Yours faithfully

Jonathan Fry
Chairman

Part I Details of Special Business to be conducted at the Annual General Meeting

Set out below is an explanation of the items of special business to be conducted at the Annual General Meeting:

Resolutions 7 and 8: Authority to allot shares

A general authority is being sought under Resolution 7 for the Directors to allot shares up to a maximum nominal amount of £7,192,926, which is equal to one third of the current issued Ordinary Share capital. It is also proposed under Resolution 8 to confer power on the Directors to allot securities for cash pursuant to this general authority, otherwise than in accordance with existing Shareholders' statutory pre-emption rights, in the event of a rights issue up to the amount of the general authority and in any other circumstances up to an aggregate nominal amount of £1,078,939 representing 5 per cent of the issued Ordinary Share capital as at 31 December 2002. Resolution 7 will be proposed as an ordinary resolution and Resolution 8 as a special resolution. The authorities conferred by these resolutions will last for up to 15 months from the date of the Annual General Meeting. The Directors do not have any present intention of exercising these authorities.

Resolution 9: Authority to purchase shares

The Company's Articles of Association contain a provision allowing the directors to purchase the Company's own shares subject to the prior authority of the members having been obtained. Resolution 9 will be proposed as a special resolution for the purpose of renewing the general authority to effect such purchases within the limits set out.

The Directors are of the opinion that it would be advantageous for the Company to be in a position to purchase its own shares through the London Stock Exchange, should market conditions and price justify such action. The proposed authority would enable the Company to purchase up to a maximum of 43,157,558 Ordinary Shares (being 10 per cent of the Company's issued share capital as at 31 December 2002) with a stated upper limit on the price payable which reflects the requirements of the UK Listing Authority. Purchases would only be made after the most careful consideration, where the Directors believed that an increase in earnings or net assets per share would result and where purchases were, in the opinion of the Directors, in the best interests of the Company and its Shareholders.

Resolution 10: New Scheme

Resolution 10 authorises the adoption of the New Scheme, the principal features of which are described in the Chairman's letter on pages 3 to 6 and in Part II of this document. This resolution will be proposed as an ordinary resolution.

Resolution 11: Power to extend the New Scheme to overseas employees

This resolution will authorise the Board to establish new employees' share schemes for non-UK employees based on the New Scheme to take advantage of local laws or regulations but on the basis that such schemes would be subject to the same overall dilution limit on the number of the Company's shares available and the same individual limits as under the New Scheme.

Resolution 12: Amendment to the SAYE scheme

Resolution 12 proposes that the rules of the SAYE Scheme should be amended to reflect changes in the guidelines for institutional investors by removing the requirement that not more than 5 per cent of the Company's issued ordinary share capital in any period of five years may be used for options granted under the SAYE Scheme and the Company's other employee share option schemes, as this is no longer a requirement of the guidelines for institutional investors.

Copies of the draft rules of New Scheme and the draft amended rules of the SAYE Scheme will be available for inspection during usual business hours on any weekday (Saturdays and public holidays excepted) at the offices of Lovells at Atlantic House, 50 Holborn Viaduct, London EC1A 2FG until the close of the Annual General Meeting and at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED on the day of the Annual General Meeting from 15 minutes before the start of the Annual General Meeting until the close of the Annual General Meeting.

Part II Summary of the principal features of the New Scheme

A The principal features

1 Introduction

The New Scheme will comprise both an Inland Revenue approved part (the "**Approved Part**") and a non-Inland Revenue approved part (the "**Unapproved Part**"). It is intended that the Approved Part will be submitted for approval by the Inland Revenue under Schedule 9 to the Income and Corporation Taxes Act 1988 ("**Schedule 9**"). The Unapproved Part will not be submitted for approval under Schedule 9. The key differences between the Approved Part and the Unapproved Part are summarised in paragraph B below but in all other respects the rules of the Approved and Unapproved Parts are similar.

2 Administration

Participation will be at the discretion of the Remuneration Committee (the "**Committee**"), which is a duly constituted committee of the Board.

3 Eligible employees

Options may be granted to such employees and full-time directors (being those directors who are obliged to devote substantially the whole of their working time to the Group and in any event not less than 25 hours per week) of the Company or any of its participating subsidiaries as the Committee shall select. The Committee may not select anyone who is within six months' of normal contractual retirement age or has a material interest in the Company and is therefore prohibited from participating in the Approved Part by virtue of paragraph 8 of Schedule 9.

4 Grant of options

Options may be granted at any time during the period of 42 days following: the adoption of the New Scheme; approval of the Approved Part by the Inland Revenue; the preliminary announcement of the annual or half yearly results of the Company for any financial period; the expiry of dealing restrictions imposed on the Company; the announcement or coming into force of any amendments to legislation affecting share option schemes; or at any other time if the Committee in its absolute discretion determines that exceptional circumstances exist which justify the grant of options. Options are to be granted over Ordinary Shares. No option may be granted later than ten years from the date of adoption of the New Scheme. Options granted under the New Scheme will be personal to the optionholder and may not be transferred. No consideration will be payable for the grant of an option.

5 Exercise price

The exercise price per Ordinary Share at which an option may be exercised will be determined by the Committee and will be not less than the greater of:

(a) the nominal value of an Ordinary Share (in the case of options to subscribe for Ordinary Shares); and

(b) at any time when the Ordinary Shares are listed, the middle-market quotation of an Ordinary Share as derived from the Official List on the dealing day immediately preceding the date of grant of an option (or if the Committee so determines, the average of such quotations for the three dealing days immediately preceding the date of grant of an option).

6 Limits

The New Scheme will be subject to the following limits:

(a) no option may be granted if, as a result, the aggregate number of Ordinary Shares issued and issuable pursuant to options which have been granted within any period of ten years under the New Scheme and under all other employees' share schemes adopted by the Company in general meeting, would exceed 10 per cent of the issued ordinary share capital of the Company from time to time;

(b) no option may be granted if, as a result, the aggregate number of Ordinary Shares issued and issuable pursuant to options which have been granted within any period of ten years under the New Scheme or any other executive share option scheme adopted by the Company in general meeting would exceed 5 per cent of the issued ordinary share capital of the Company from time to time; and

(c) no option being an Incentive Stock Option within the meaning of Section 422 of the US Internal Revenue Code of 1986 (as amended) may be granted to employees of the Company who are resident in the US for taxation purposes if, as a result, the aggregate number of Ordinary Shares over which Incentive Stock Options have been granted under the New Scheme to such employees exceed 21 million Ordinary Shares.

A maximum number of Ordinary Shares available for the grant of options to US resident employees must be fixed so that options granted to such employees may qualify, if relevant, as Incentive Stock Options and, therefore, benefit from US income tax relief available on exercise.

Options which lapse will not count towards the limits in (a), (b) and (c) above.

It is anticipated that options will be granted either over new Ordinary Shares or over existing Ordinary Shares purchased and held by the Trustee of the Employee Share Ownership Trust. The Trustee will not hold more than 5 per cent of the Company's issued ordinary share capital from time to time without obtaining prior shareholders' approval.

Ordinary Shares transferable on the exercise of options granted under the New Scheme over shares held by the Trustee of the Employee Share Ownership Trust will not count towards the limits discussed in paragraphs 6(a) and 6(b) above.

7 Individual limits

In normal circumstances, an eligible employee shall not in any financial year receive options over Ordinary Shares under the New Scheme with a value on grant in excess of 150 per cent of such employee's basic salary. In exceptional circumstances, the Committee may consider granting more than this, but no participant may receive options under the New Scheme over Ordinary Shares worth more on the date of grant than a maximum of 300 per cent of an eligible employee's basic salary in any financial year.

8 Exercise of options

An option will normally be exercisable between the third and tenth anniversary of the date of grant if the performance condition imposed by the Committee has been satisfied. If the optionholder dies or if the optionholder's employment terminates by reason of injury, disability, ill-health, redundancy, retirement at normal retirement age or his employer ceasing to be a member of the Group, or because the business in which he is employed is transferred out of the Group, an optionholder or his personal representative may exercise his option within certain specified periods after which it will lapse. The Committee has the discretion to permit an optionholder to exercise his option before the third anniversary. If an optionholder ceases to be employed for any other reason his options will lapse unless the Committee determines otherwise. Options will lapse at the expiry of ten years from the date of grant. Special provisions apply in the event of a takeover, reconstruction or liquidation of the Company which may permit the early exercise of options.

9 Performance measures

The Committee has carefully considered the most appropriate performance measures on the exercise of options based on current market practice, the Guidelines of the Association of British Insurers and the environment within which the Company operates. The Company is committed to the application of suitably challenging performance criteria to govern the exercise of options under the New Scheme.

The Committee has concluded that the performance measures which will apply to the exercise of options granted to executive directors and other members of the management team in 2003 will be based partly on the Company's earnings per share ("**EPS**") growth and partly on the Company's total shareholder return ("**TSR**") compared with that of other companies within a comparator group of international chemical companies over a performance period of three or four years. The initial comparator group consists of the companies listed in paragraph C on page 11. The Committee has determined that the performance conditions will apply as described in the following table:

Aggregate exercise price as multiplier of base salary	% of Ordinary Shares under option		Performance criteria to be met for options to be exercisable
	EPS	TSR	
0.0 to 0.7	50	50	– Annual Average EPS growth of 4% + RPI – TSR at or above Median
0.71 to 1.5	50	50	– Annual Average EPS growth of 4.1% + RPI to 10% + RPI (straight line vesting) – Median to upper quartile (straight line vesting)

The EPS performance condition and the TSR performance condition described above will apply separately.

For other executives, the Committee has determined that it would be more appropriate to apply a simpler performance condition. Options granted to these executives under the New Scheme would be exercisable if the average percentage growth in the Company's EPS over the performance period is greater than the average percentage growth in the Retail Prices Index plus 4 per cent per annum. It is not anticipated that these executives will be granted options in 2003 over Ordinary Shares with an aggregate exercise price at the date of grant in excess of 70 per cent of basic salary.

It is intended that the performance conditions will initially be measured over a three year period. If the performance conditions have not been met in full over this period, the performance conditions may be measured over a four year period starting from the same base point. If the performance conditions have not been met at the end of this period, the option will lapse.

If an employee leaves in certain circumstances or in the event of a change of control or reconstruction of the Company prior to the expiry of the performance period applicable to his options, the performance conditions will continue to apply but will be measured over a shorter period, unless the Committee decides that there are exceptional circumstances which justify the disapplication of the performance conditions.

The Committee will review the performance conditions before options are granted under the New Scheme in any subsequent years to ensure they remain challenging.

10 Ordinary Shares

Ordinary Shares issued on the exercise of an option will rank *pari passu* with existing Ordinary Shares except for any rights attached to such Ordinary Shares by reference to a record date prior to the date of allotment.

11 Variation of share capital

On any variation of the share capital of the Company by way of capitalisation or rights issue or by consolidation, sub-division or reduction of capital or otherwise, the Committee may make such adjustments as it considers appropriate to the option exercise price and/or the number of Ordinary Shares and/or the limits on the number of Ordinary Shares subject to the New Scheme, provided that there is no increase in the exercise price or reduction below nominal value. No such adjustment may be made without the prior written confirmation from the Company's auditors that it is in their opinion fair and reasonable.

12 Amendments to the New Scheme

The Committee may amend the New Scheme at any time in any respect. The rules of the New Scheme relating to eligibility, limits on the number of Ordinary Shares available under the New Scheme, the basis for determining an eligible employee's participation and for the adjustment thereof in the event of a variation of capital and the provision relating to the amendment of the New Scheme may not, however, be amended to the advantage of existing or future optionholders without the prior approval of the Company in general meeting except that the Committee may:

(a) make any amendments necessary to take account of a change in legislation and to obtain or maintain favourable taxation, exchange control or regulatory treatment of the Company, any of its subsidiaries or any optionholder; and

(b) make minor amendments to benefit the administration of the New Scheme.

No amendment may be made to alter to the material disadvantage of any optionholder any rights already acquired by him without the consent of optionholders holding options over at least 75 per cent of the Ordinary Shares under option under the New Scheme.

13 Benefits not pensionable

No benefits received by any participant under the New Scheme will be pensionable.

B Provisions relating only to Inland Revenue approved options

Options granted under the Approved Part are subject to similar provisions as summarised above. The main differences are:

(a) no option may be granted under the Approved Part if as a result the aggregate market value of the Ordinary Shares at the time of grant together with the aggregate market value of Ordinary Shares at the relevant date of grant which the optionholder could acquire on exercise of options under the Approved Part or any other company share option plan approved under Schedule 9 adopted by the Company (or any associated company), would exceed £30,000 (or such other limit as may be imposed from time to time);

(b) any adjustment to options following a variation of share capital must be approved by the Inland Revenue; and

(c) any amendment to the rules of the Approved Part governing share options which affects the terms on which approved options may be granted or exercised will only become effective if approved by the Inland Revenue.

C List of companies comprising the comparator group

FTSE All Share Chemicals Sector	The BOC Group Plc Croda International Plc Imperial Chemical Industries Plc Porvair Plc Yule Catto & Co Plc
FTSE Eurotop 300 Chemicals Sector	Akzo Nobel NV Ciba Speciality Chemicals Holdings Inc DSM NV Degussa AG
S&P 500 Chemicals Sector	Dow Chemical Company Rohm & Haas Company
Switzerland: Speciality Chemicals	Lonza Group AG
S&P 400 Specialty Chemicals	Ferro Corp HB Fuller Co Minerals Technologies Inc Arch Chemicals Inc Quaker Chemical Corp
France: Chemicals	Rhodia SA

D Extension of the New Scheme overseas

It is proposed that the Directors should have authority to adapt the New Scheme or introduce new employees' share schemes based on the New Scheme, modified as necessary to take advantage of or comply with local laws or regulations, in order to give employees of the Company or any of its subsidiaries who are resident or working overseas the opportunity to become shareholders in the Company. Any Ordinary Shares issued or options granted under such adaptations or new schemes would count against the limits on the number of Ordinary Shares available under the New Scheme.

Part III Details of the Redeemable B Shares and the Redemption Offer and Taxation

A Details of Redeemable B Shares and the Redemption Offer

1 Issue of the new Redeemable B Shares

Pursuant to the authorities given at the Annual General Meeting of the Company held on 28 April 2000, the Board will capitalise a sum of up to £4.7 million standing to the credit of the Company's merger reserve and will apply this sum in paying up in full such number of Redeemable B Shares as is equal to 1.1 times the number of Ordinary Shares in issue on the Record Date. Based on the existing issued share capital as at the date of this document, this would lead to an issue of up to 474,733,139 Redeemable B Shares.

If holders of options to subscribe for shares in the Company which are exercisable prior to the Record Date under the Employee Share Schemes elect to exercise all such options prior to that date, then the amount that would be capitalised could be increased by up to £22,663 which would be applied in paying up in full up to 2,266,293 Redeemable B Shares. However, Redeemable B Shares will not be issued to option holders under the Employee Share Schemes and the rights of such option holders will not be affected by the issue and redemption of the Redeemable B Shares.

The Redeemable B Shares will be allotted to Shareholders on the Company's register of members on the Record Date on the basis of 1.1 Redeemable B Share for every Ordinary Share then held. Where the issue of Redeemable B Shares would result in Shareholders holding a fraction of a Redeemable B Share, this will be rounded up to the nearest whole Redeemable B Share. The names of all qualifying Redeemable B Shareholders will be entered into the register of members on 2 May 2003. No Redeemable B Shares will be marketed or made available in whole or part to the public.

2 Details of the new Redeemable B Shares

The Redeemable B Shares will carry a non-cumulative preferential dividend of 75 per cent of the LIBOR for six month deposits in pounds sterling per annum (exclusive of withholding tax deductible therefrom). B Preferential Dividends on the Redeemable B Shares will be paid six monthly in arrears on 2 May and 2 November in each year (or, if such date is not a business day, on the next business day). The next B Preferential Dividend will be paid on 3 November 2003 in respect of the dividend calculation period commencing on 2 May 2003. The Redeemable B Shares will carry limited voting rights and will not rank *pari passu* with the existing Ordinary Shares. The new Redeemable B Shares will however rank *pari passu* with the existing Redeemable B Shares.

The rights and restrictions of the Redeemable B Shares as set out in the Company's Articles of Association are summarised in paragraph 6 below of this Section A.

3 Listing of the new Redeemable B Shares

The existing Redeemable B Shares are listed on the Official List of the UK Listing Authority and are traded on the London Stock Exchange. Application has been made for the new Redeemable B Shares to be admitted to the Official List and dealings are expected to commence on 2 May 2003.

The Redeemable B Shares will be in registered form. Elementis has applied for the Redeemable B Shares to be admitted to CREST with effect from Admission. Accordingly, settlement of market transactions and future redemptions of Redeemable B Shares may take place within the CREST system.

The expenses of, or in connection with, the issue of Redeemable B Shares which are payable by the Company are estimated to amount to approximately £0.06 million (excluding value added tax, if any).

4 Redemption of the new Redeemable B Shares

The Redeemable B Shares are redeemable at their nominal value of 1 penny each as follows:

(a) at a Shareholder's option on 2 May 2003 or during any other period when the Company declares that Shareholders can elect to have their Redeemable B Shares redeemed;

(b) at the Company's option at any time if more than 90 per cent of the Redeemable B Shares originally issued have then been redeemed; and

(c) at the Company's option on or after 27 April 2005.

All Redeemable B Shares which are redeemed will be cancelled and will not be reissued.

As described in (a) above and subject to listing of the Redeemable B Shares on the Official List, the Company will offer to redeem the Redeemable B Shares on 2 May 2003.

Any further redemption offers for Redeemable B Shares will be made from time to time by announcement through the Regulatory News Service of the London Stock Exchange and the Company will send a letter to Redeemable B Shareholders advising them of any such redemption offers.

(a) *Action to be taken by Shareholders wishing to have their Redeemable B Shares redeemed in full*

A Redemption Form is enclosed for use by Shareholders who hold their Redeemable B Shares in either certificated or uncertificated form. If this form is validly completed and returned to the Company's registrars, Lloyds TSB Registrars at The Causeway, Worthing, West Sussex BN99 3XW in the enclosed yellow corner flash reply-paid envelope, by 5.00pm on 28 April 2003, Shareholders will be entitled to have all or part of their holdings of Redeemable B Shares redeemed on 2 May 2003. Redemption Forms will not be valid if returned after 5.00pm on 28 April 2003. It is expected that cheques in respect of the proceeds of redemption of any Redeemable B Shares on 2 May 2003 will be despatched by post to Shareholders by 2 May 2003. Shareholders who elect for redemption will have their names entered in the register of Redeemable B Shareholders but no share certificates will be despatched to them in respect of the Redeemable B Shares redeemed by them.

Any authority conferred by or agreed to by execution of the Redemption Form shall not be affected by, and any such authority shall survive, the death or incapacity of the Shareholder executing such form. All obligations of such Shareholder shall be binding upon the heirs, personal representatives, successors and assignees of such Shareholder. The Company reserves the right at its sole discretion to reject any Redemption Forms if redemption pursuant to them would be illegal. Redemption Forms are sent to the Company's registrars at the Shareholders' risk.

(b) *Action to be taken by Shareholders wishing to have their Redeemable B Shares redeemed in part*

Shareholders who wish to redeem part but not all of their holdings of Redeemable B Shares should telephone Lloyds TSB Registrars on 0870 600 3966 between 9.00am and 5.00pm on any business day for instructions.

(c) *Action to be taken by Shareholders not wishing to have their Redeemable B Shares redeemed*

Shareholders who do not wish to have their Redeemable B Shares redeemed need take no action. Shareholders who hold their Ordinary Shares in uncertificated form and have not given instructions for redemption will have their CREST accounts credited with the Redeemable B Shares following Admission. The Company expects to despatch, by post, by 2 May 2003 definitive share certificates in respect of any Redeemable B Shares (where Ordinary Shares are held in certificated form) which have not been redeemed. Temporary documents of title will not be issued and, pending despatch of definitive share certificates, transfers of Redeemable B Shares (where Ordinary Shares are held in certificated form) which have not been redeemed will be certified against the registers held by the Company's registrars. The share certificates will not be renounceable.

(d) *Further Redemption Offers*

After 2 May 2003, Redeemable B Shares will only be redeemed if the Board decides, at its discretion, to make a further redemption offer. Any such offer will be announced by the Company.

5 Despatch of documents

All certificates, cheques and other documents will be despatched to Shareholders at their risk. In the case of joint Shareholders, all documents will be posted to the registered address of the first named Shareholder on the Company's register of members at their risk.

6 Rights and restrictions of the new Redeemable B Shares

The rights and restrictions of the Redeemable B Shares as set out in the Company's Articles of Association (the "**Articles**") are summarised as follows:

(a) *Income*

(i) The holders of the Redeemable B Shares are entitled to a non-cumulative preferential dividend ("**the B Preferential Dividend**") to be paid out of the profits of the Company available for distribution in priority to any payment of dividend to the holders of Ordinary Shares. In this paragraph, the expression "non-cumulative" in relation to the B Preferential Dividend, means that the dividend payable on each Payment Date (as defined below) is payable out of the profits of the Company available for distribution in respect of the accounting reference period in which the Payment Date falls (including any reserves representing profits made in previous accounting periods) without any right in the case of deficiency to pay B Preferential Dividends out of profits made in subsequent periods. The holders of the Redeemable B Shares are not entitled to any further right of participation in the profits of the Company.

(ii) The dividend shall be paid half-yearly on 2 May and 2 November of each year or, if any such date is not a business day (as defined in the Articles), on the next day which is a business day (without any interest or payment in respect of such delay) (each a "**Payment Date**"). In this paragraph, each six monthly period ending on 2 May of 2 Novermber is a "Calculation Period".

(iii) The rate per annum of the B Preferential Dividend (exclusive of any associated tax credit relating thereto or withholding tax deductible therefrom) shall be 75 per cent of the LIBOR for six month deposits in sterling. The rate of the B Preferential Dividend for each Calculation Period is 37.5 per cent of the LIBOR per annum for six month deposits in sterling determined in accordance with the provisions of the Articles. If Redeemable B Shares are issued on a day which is not a Payment Date, the B Preferential Dividend in respect of those Redeemable B Shares for that Calculation Period shall be reduced pro rata to the number of days remaining in that Calculation Period.

(iv) Payments of B Preferential Dividends shall be made to holders on the register of members of the Company on a date selected by the Directors being not less than 15 days nor more than 42 days (or, in default of selection by the Directors, the date falling 15 days) prior to the relevant Payment Date. The aggregate dividend due to each Redeemable B Shareholder will be rounded down to the nearest whole penny.

(v) All B Preferential Dividends which are unclaimed for a period of 12 years from the date when the dividend became due for payment shall be forfeited and shall revert to the Company.

(b) *Capital*

On a return of capital on a winding-up, the holders of the Redeemable B Shares shall be entitled, in priority to any payment to the holders of any other class of shares, to the repayment of the nominal capital paid up or credited as paid up on the Redeemable B Shares held by them, together with a sum equal to the proportionate B Preferential Dividend which would have been payable if the then current Calculation Period had commenced on the date following the preceding Payment Date and ended on the date of the return of capital. The aggregate amount due to each Redeemable B Shareholder on the return of capital on a winding-up will be rounded down to the nearest whole penny.

The holders of the Redeemable B Shares are not entitled to any further right of participation in the profits or assets of the Company. If on a return of capital the amounts available for payment are insufficient to cover in full the amounts payable on the Redeemable B Shares, the holders of such shares will share rateably as between themselves in the distribution of assets (if any) in proportion to the full preferential amounts to which they are entitled.

(c) *Voting and general meetings*

The holders of the Redeemable B Shares are not entitled in respect of their holdings of such shares to receive notice of any general meeting of the Company or to attend, speak or vote at any such general meeting except for any general meeting at which a resolution to wind up the Company is to be considered, in which case the holders of the Redeemable B Shares have the right to attend the general meeting and are entitled to speak and vote only on such resolution. Where the holders of Redeemable B Shares are entitled to vote at a general meeting of the Company upon any such resolution being proposed at such general meeting, on a show of hands every holder of Redeemable B Shares who (being an individual) is present in person or (being a corporation) is present by

representative or proxy will have one vote and on a poll every Redeemable B Shareholder present in person (or, being a corporation, by a representative) or by proxy will have one vote for every Redeemable B Share held by him.

(d) *Redemption*

The Company may at any time declare a redemption period during which Redeemable B Shareholders can elect to have their Redeemable B Shares redeemed at their 1 penny nominal value and on the terms and conditions announced by the Company at that time. Such terms and conditions may include a requirement that only Redeemable B Shares which have been in issue for a minimum period will qualify for redemption. On or after 27 April 2005, the Company shall have the option of redeeming any Redeemable B Shares still in issue at their 1 penny nominal value on any Payment Date.

In addition, if at any time the aggregate nominal value of the Redeemable B Shares in issue is less than 10 per cent of the aggregate nominal value of all Redeemable B Shares issued prior to that time, the Company may elect to redeem all of the Redeemable B Shares still in issue at their 1 penny nominal value on any Payment Date.

(e) *Purchase of Redeemable B Shares*

The Company will not require the sanction or the consent of the holders of the Redeemable B Shares for the purchase or redemption of shares of any class in the Company (including Ordinary Shares and/or Redeemable B Shares).

(f) *Class rights*

The Company will be entitled from time to time to effect a reduction of its capital (other than the capital paid up on the Redeemable B Shares and subject to the provisions of the Companies) and to create, allot and issue further shares, whether ranking pari passu with, in priority to or deferred to the Redeemable B Shares, and such reduction of capital or creation, allotment or issue of any such further shares (whether or not ranking in any respect in priority to the Redeemable B Shares and whether or not the same confer on the holders voting rights more favourable than those conferred by the Redeemable B Shares) shall be deemed not to involve a variation of the rights attaching to the Redeemable B Shares for any purpose.

(g) *Transfers*

The Redeemable B Shares are transferable by instrument of transfer in usual or common form.

B Taxation

1 General

The comments below are intended as a general guide to certain aspects of the tax position under United Kingdom law and Inland Revenue practice as at 18 March 2003 of Shareholders who, unless express reference is made to non-United Kingdom residents, are resident or ordinarily resident in the United Kingdom for tax purposes and who hold their shares as investments and not as securities to be realised in the course of a trade. **Shareholders who are in any doubt as to their tax position or who are subject to tax in a jurisdiction other than the United Kingdom should consult their professional advisers.**

2 Redeemable B Shares

(a) Issue of Redeemable B Shares

The issue of Redeemable B Shares will not itself create any charge to United Kingdom income tax or United Kingdom taxation of chargeable gains.

For the purposes of United Kingdom taxation of chargeable gains, the issue of Redeemable B Shares to Shareholders will be treated as a reorganisation of the share capital of the Company. Accordingly:

(i) a Shareholder in receipt of Redeemable B Shares will not be treated as making a disposal of all or part of that Shareholder's existing holding of Ordinary Shares by reason of this issue;

(ii) the Redeemable B Shares will be treated as the same asset as, and as having been acquired at the same time as, the Shareholder's existing holding of Ordinary Shares. Accordingly the new combined holding of Redeemable B Shares and Ordinary Shares (together the "**New Holding**") will have the same aggregate base cost as the existing holding of shares in the Company immediately before this issue; and

(iii) on a subsequent disposal (including a redemption) of the whole or any part of the New Holding, the Shareholder's base cost in respect of the New Holding will be apportioned between the Ordinary Shares and the Redeemable B Shares to be issued by reference to their respective market values on the first day after issue on which market values or prices are quoted or published for both (or all) classes of shares, as derived from the Official List. If a Shareholder holds existing Redeemable B shares which were issued previously and have not yet been redeemed, the base cost of those shares is unaffected by the issue of the Redeemable B shares issued in accordance with this circular.

(b) Redemption of Redeemable B Shares

The payment by the Company of the nominal value of the Redeemable B Shares on their redemption will not constitute an income distribution for United Kingdom tax purposes. Accordingly:

(i) no part of the proceeds received by a Shareholder pursuant to the redemption will be an income receipt in that Shareholder's hands for United Kingdom tax purposes. Those proceeds will not carry any entitlement to a tax credit and, in the hands of a corporate Shareholder, will not constitute franked investment income; and

(ii) a Shareholder who disposes of the whole or part of that Shareholder's holding of Redeemable B Shares pursuant to the Redemption Offer may, depending on that Shareholder's circumstances, be charged to capital gains tax or (in the case of a company) corporation tax on the amount of any chargeable gain realised. In computing such gain, the base cost of the Redeemable B Shares is calculated in the manner described at (a)(iii) above.

Where the Shareholder is an individual:

(i) no tax will be payable on any gain realised on the redemption if the amount of the chargeable gain, when aggregated with any other chargeable gains realised by the Shareholder in the year of assessment in question, does not exceed the annual allowance of tax-free gains; and

(ii) if that Shareholder acquired his existing Ordinary Shares prior to 1 April 1998 the indexation allowance will be available in respect of that part of the base cost in the existing Ordinary Shares (apportioned to the Redeemable B Shares in the manner described at (a)(iii) above) until the end of April 1998 (save to the extent that this creates or increases a capital loss). No indexation allowance will be available where an individual Shareholder acquired his existing Ordinary Shares after 31 March 1998. For periods after 5 April 1998 taper relief will apply so that the effective rate of capital gains tax on any gain on a redemption of Redeemable B Shares by an individual will be reduced the longer existing Ordinary Shares and then the Redeemable B Shares which in each case are non-business assets are held after 5 April 1998, up to a maximum of ten years. Where an individual Shareholder held his existing Ordinary Shares at 17 March 1998, he will be treated as having held the Redeemable B Shares for an extra year for the purposes of taper relief.

(c) *Stamp duty and stamp duty reserve tax*

No stamp duty or stamp duty reserve tax arises on the issue or redemption of Redeemable B Shares.

(d) *Dividends*

The United Kingdom tax treatment of dividends paid on the Redeemable B Shares will be exactly the same as the tax treatment of dividends paid on Ordinary Shares.

Part IV Additional Information

1 Non-United Kingdom resident Shareholders

Shareholders who are not resident in the United Kingdom should consult their professional advisers to ascertain whether the effect of the Redemption Offer or subsequent disposal of Redeemable B Shares by them will be subject to any restrictions or require compliance with any formalities imposed by the laws or regulations of, or any body or authority located in, the jurisdiction in which they are resident or to which they are subject. In particular, it is the responsibility of any Shareholder not resident in the United Kingdom wishing to redeem Redeemable B Shares or otherwise dispose of any shares in the Company to satisfy himself fully as to observance of any government, exchange control or other consents which may be required or the compliance with other necessary formalities needing to be observed and the payment of any issue, transfer or other taxes or duties in such jurisdiction. The distribution of this document in certain jurisdictions may be restricted by law. Persons into whose possession this document comes should inform themselves about and observe any such restrictions. Neither this document nor any other document issued or to be issued by or on behalf of the Company in connection with the redemption of Redeemable B Shares constitutes an invitation or offer to redeem Redeemable B Shares in any jurisdiction in which such invitation or offer is unlawful.

In particular, but without prejudice to the generality of the foregoing, the Redeemable B Shares have not been and will not be registered under the US Securities Act of 1933, as amended or the state securities laws of any state of the United States and such shares may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of such laws.

2 Registrars

The registrars for the Redeemable B Shares will be Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA.

3 Authorised share capital

The Company has an authorised share capital of £157,000,000.

4 Loan Note Holders

The issue of the Redeemable B Shares will not affect holders of Loan Notes. This document is sent to such holders for information purposes only.

5 General

All questions as to validity, form and eligibility in relation to the Redemption Form will be determined by the Company (which may delegate this power in whole or part to Lloyds TSB Registrars) and such determination shall be final and binding.

Definitions

The following terms apply throughout this document unless the context otherwise requires:

"ACT"	advance corporation tax
"Admission"	the admission of the Redeemable B Shares to the Official List and to trading on the London Stock Exchange
"AGM" or "Annual General Meeting"	the Annual General Meeting of the Company convened for Thursday 24 April 2003 at 11.00am, notice of which is set out at the end of this document
"B Preferential Dividend"	non-cumulative preferential dividend paid to holders of the Redeemable B Shares
"Board" or "Directors"	the directors of Elementis plc as at the date of this document
"business day"	a day upon which pounds sterling deposits may be dealt in on the London inter-bank market and commercial banks are generally open in London
"Calculation Period"	each six monthly period ending on 2 May or 2 November by reference to which the B preferential dividend is calculated
"Companies Act"	the Companies Act 1985 (as amended)
"Company" or "Elementis"	Elementis plc
"CREST"	the relevant system (as defined in the Uncertificated Securities Regulation 1995) in respect of which CRESTCo Limited is the operator
"Existing Redeemable B Shares"	the Redeemable B Shares of 1 penny each in the capital of the Company which were issued on 2 May 2000 and/or 2 November 2000 and/or 2 May 2001 and/or 2 November 2001 and/or 2 May 2002 and/or 2 November 2002 and which remain outstanding
"Group"	the Company and its subsidiary undertakings
"LIBOR"	London inter-bank offered rate
"Loan Notes"	the floating rate unsecured loan notes of 56 pence nominal value each of the Company
"London Stock Exchange"	London Stock Exchange plc
"New Scheme"	the executive share option scheme which the Company is proposing to introduce on the terms described in this document and which is to be called the Elementis plc 2003 Executive Share Option Scheme
"Official List"	the Official List maintained by the UK Listing Authority of securities admitted to listing
"Ordinary Shares"	an ordinary share of 5 pence in the share capital of the Company
"Payment Date"	2 May and 2 November in each year or, if any such day is not a business day, the next business day
"Proxy Form" or "Form of Proxy"	the form of proxy accompanying this document for use in connection with the Annual General Meeting
"Record Date"	the record date for the proposed bonus issue of Redeemable B Shares, being the close of business on 28 April 2003

"Redeemable B Shares"	the redeemable B shares of 1 penny each in the capital of the Company proposed to be issued on the terms set out in this document
"Redeemable B Shareholder"	a holder of Redeemable B Shares
"Redemption Form"	the form accompanying this document for acceptance of the Redemption Offer
"Redemption Offer"	the offer by the Company to redeem Redeemable B Shares on 2 May 2003 on the terms and conditions set out in this document
"SAYE Scheme"	the Elementis plc Savings Related Share Option Scheme (1998)
"Shareholder"	a holder of Ordinary Shares
"UK Listing Authority"	the Financial Services Authority as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000
"US"	the United States of America and its territories and possessions and any state of the United States of America and the District of Columbia

Elementis plc

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the sixth ANNUAL GENERAL MEETING of the Company will be held at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED on Thursday 24 April 2003 at 11.00am for the following purposes:

ORDINARY BUSINESS

1 To receive and adopt the report of the directors and audited financial statements for the year ended 31 December 2002.

2 To approve the directors' remuneration report for the year ended 31 December 2002.

3 To re-elect Jonathan Fry, who retires by rotation, as a director of the Company.

4 To re-elect Philip Brown, who retires by rotation, as a director of the Company.

5 To re-appoint PricewaterhouseCoopers LLP as auditors.

6 To authorise the directors to determine the remuneration of the auditors.

SPECIAL BUSINESS

To consider and, if thought fit, to pass the following Resolutions of which Nos. 7, 10, 11 and 12 will be proposed as ordinary resolutions and Nos. 8 and 9 will be proposed as special resolutions:

7 That the authority conferred by Article 4(B) of the Company's Articles of Association will be renewed (but without prejudice to the authority conferred by Resolution 10 passed at the Annual General Meeting held on 28 April 2000) and so that for this purpose the Section 80 amount will be £7,192,926 and the prescribed period will be the period from the date of this Meeting to the conclusion of the next Annual General Meeting of the Company or 23 July 2004, whichever shall be the earlier.

8 That the power conferred by Article 4(D) of the Company's Articles of Association be renewed and so that for this purpose the Section 89 amount will be £1,078,939 and the prescribed period will be the period specified in Resolution 7.

9 That the authority conferred on the Company at the fifth Annual General Meeting to make market purchases (as defined in Section 163(3) of the Companies Act 1985) of ordinary shares of 5 pence each in the capital of the Company be hereby renewed provided that:

(a) the maximum number of ordinary shares hereby authorised to be purchased is 43,157,558;

(b) the minimum price which may be paid for such shares is 5 pence per share exclusive of expenses;

(c) the maximum price, exclusive of expenses, which may be paid for each such share is an amount equal to 105 per cent of the average of the market values for such share as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day on which the share is contracted to be purchased;

(d) unless previously renewed, varied or revoked, the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company or 23 April 2004, if earlier; and

(e) the Company may make a contract to purchase its own shares under the authority hereby conferred prior to the expiry of such authority, which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of its own shares in pursuance of any such contract.

10 That:

(a) the new executive share option scheme of the Company, the Elementis plc 2003 Executive Share Option Scheme (the "**New Scheme**"), comprising the Elementis plc 2003 Approved Executive Share Option Scheme and the Elementis plc 2003 Unapproved Executive Share Option Scheme, the principal terms of which were summarised in a circular from the Company to Shareholders dated 18 March 2003, be hereby approved and adopted; and

(b) the Directors be authorised to do all such acts and things as may be necessary or expedient to implement the New Scheme including making such changes to the draft rules of the New Scheme as may be necessary to obtain any approvals (including the approval of the Approved Executive Share Option Scheme by the Board of Inland Revenue) or to take account of any statutory, fiscal, exchange control or securities regulations either generally or in relation to any potential participants provided that the overall limits contained in the New Scheme continue to apply.

11 That the Directors be authorised to establish such number of supplements or appendices to the New Scheme, or such other employees' share schemes based on the New Scheme, as they consider necessary or desirable to take advantage of, or comply with, local laws and regulations, for the benefit of employees of the Company or any of its subsidiaries who are resident or working overseas and for whom participation in the New Scheme is otherwise undesirable or impractical and from time to time to make or permit the making of such alterations to such supplements, appendices or other employees' share schemes as they consider necessary or desirable provided that:

(a) having regard to the benefits which may be conferred on an employee participating in the New Scheme, all such supplements, appendices or other employees' share schemes shall confer benefits and contain limitations so as to ensure, so far as the Directors consider practical, substantial equality of treatment between UK employees and employees resident overseas; and

(b) the overall limits on the number of Ordinary Shares in the Company which may be subscribed under the New Scheme shall not be increased thereby and that the Ordinary Shares which may be subscribed under such supplements, appendices or other employees' share schemes shall count towards such limits.

12 That:

(a) the rules of the Elementis plc Savings Related Share Option Scheme be amended by deleting Rule 3.2; and

(b) the Directors be and they are hereby authorised to do all acts and things necessary to implement the amendment to the said rules as may be necessary to obtain the approval of the Board of the Inland Revenue and otherwise as the Directors consider necessary or desirable to obtain any other approvals or to take account of any statutory fiscal, exchange control or securities regulations either generally or in relation to any potential participants.

By Order of the Board

Philip Brown
Company Secretary

18 March 2003

Registered office:

Ash House
Fairfield Avenue
Staines
TW18 4ES, UK

Notes:

(1) A member entitled to attend and vote may appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company but, except in the case of a proxy for a corporate member, is not entitled to vote except on a poll.

(2) The instrument appointing a proxy must reach the Company's Registrars not less than 48 hours before the time appointed for the meeting or adjourned meeting.

(3) Only holders of ordinary shares on the register at 6.00pm on Tuesday 22 April 2003 or their duly appointed proxies will be entitled to attend and/or vote at the meeting or at any adjournment. Shareholders shall be entitled to vote in respect of the number of ordinary shares registered in their names at the above time and any subsequent changes shall be disregarded in determining rights to attend and vote.

(4) The register of directors' interests in the share capital of the Company, copies of all the service contracts of directors with the Company and the rules of the New Scheme will be available for inspection at the registered office of the Company during normal business hours on any week day (excluding Saturdays and public holidays) from the date of this notice until the date of the Annual General Meeting and also at the place of the Annual General Meeting from 10.45am on the day of the meeting until its conclusion.

(5) Details relating to all the directors can be found the section entitled 'The Board and management team' in the Annual Report for 2002 accompanying this notice.

(6) Any shareholder may submit questions in advance of the meeting by writing to the Secretary at the registered office of the Company. Written replies to questions will be provided as it may not be practicable to deal with them all at the meeting.

Printed by **St Ives Burrups** B701998/10028
London Paris Frankfurt Luxembourg New York Philadelphia Washington DC Hong Kong Tokyo

Company	Elementis PLC
TIDM	ELM
Headline	Holding(s) in Company
Released	17:50 30 May 2003
Number	7739L

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

1 **Name of Company**
Elementis plc

2. **Name of shareholder having a major interest**
Brandes Investment Partners, LLC

3. **Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18**
Shareholder named in 2 above

4. **Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them**

Ordinary shares held	Nominee/Registered Name
Nil	N/a

5. **Number of shares/amount of stock acquired**
13,773,809

6. **Percentage of issued class**
3.2%

7. **Number of shares/amount of stock disposed**
Nil

8. **Percentage of issued Class**
N/a

9. **Class of security**
Ordinary shares

10. **Date of transaction**
27 May 2003

11. **Date Company informed**
30 May 2003

12. **Total holding following this notification**
13,773,809

13. **Total percentage holding of issued class following this notification**
3.2%

14. **Any additional information**

15 **Name of contact and telephone number for queries**
Philip Brown, 01784 224367

16. **Name and signature of authorised company official responsible for making this notification**
Philip Brown, Company Secretary

Date of notification: 30 May 2003

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Company	Elementis PLC
TIDM	ELM
Headline	Blocklisting Interim Review
Released	12:15 11 Jun 2003
Number	1861M

RNS Number:1861M
Elementis PLC
11 June 2003

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: ELEMENTIS PLC

2. NAME OF SCHEME: ELEMENTIS SAVINGS RELATED SHARE OPTION SCHEME 1998

3. PERIOD OF RETURN: FROM: 02.02.01 TO: 31.05.03

4. NUMBER AND CLASS OF SHARES(S) (AMOUNT OF STOCK/DEBT SECURITY) NOT ISSUED UNDER SCHEME AT END OF THE LAST PERIOD: 5,787,576 ORDINARY SHARES OF 5P

5. NUMBER OF SHARES ISSUED/ALLOTTED UNDER SCHEME DURING PERIOD: NIL

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED AT END OF PERIOD: 5,787,567 ORDINARY SHARES OF 5P

7. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES) ORIGINALLY LISTED AND THE DATE OF ADMISSION:

6,000,000 ORDINARY SHARES OF 5P
24 FEBRUARY 1998

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

431,575,581 ORDINARY SHARES OF 5P

CONTACT FOR QUERIES

NAME: ALISON WHITE
TELEPHONE: 01784 224374

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: ELEMENTIS PLC

2. NAME OF SCHEME: ELEMENTIS DISCRETIONARY EXECUTIVE SHARE OPTION SCHEME 1998

3. PERIOD OF RETURN: FROM: 01.02.01 TO: 31.05.03

4. NUMBER AND CLASS OF SHARES(S)
(AMOUNT OF STOCK/DEBT SECURITY)
NOT ISSUED UNDER SCHEME
AT END OF THE LAST PERIOD: 6,785,933
ORDINARY SHARES OF 5P

5. NUMBER OF SHARES ISSUED/ALLOTTED
UNDER SCHEME DURING PERIOD: NIL

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
AT END OF PERIOD: 6,785,933

7. NUMBER AND CLASS OF SHARE(S)
(AMOUNT OF STOCK/DEBT SECURITIES)
ORIGINALLY LISTED AND THE DATE OF ADMISSION:

7,000,000
ORDINARY SHARES OF 5P
LISTED ON 24 FEBRUARY 1998

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD
IN ORDER FOR US TO UPDATE OUR RECORDS.

431,575,581 ORDINARY SHARES OF 5P

CONTACT FOR QUERIES

NAME: ALISON WHITE
TELEPHONE: 01784 224374

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: ELEMENTIS PLC

2. NAME OF SCHEME: ELEMENTIS UNAPPROVED EXECUTIVE SHARE OPTION SCHEME 1998

3. PERIOD OF RETURN: FROM: 01.02.01 TO: 31.05.03

4. NUMBER AND CLASS OF SHARES(S)
(AMOUNT OF STOCK/DEBT SECURITY)
NOT ISSUED UNDER SCHEME
AT END OF THE LAST PERIOD: 1,420,900
ORDINARY SHARES OF 5P

5. NUMBER OF SHARES ISSUED/ALLOTTED
   UNDER SCHEME DURING PERIOD: 112,774 SHARES

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
   AT END OF PERIOD: 1,308,126

7. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITIES)
   ORIGINALLY LISTED AND THE DATE OF ADMISSION: 1,500,000
   ORDINARY SHARES OF 5P
   LISTED ON 24 FEBRUARY 1998

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

431,575,581 ORDINARY SHARES OF 5P

CONTACT FOR QUERIES

NAME: ALISON WHITE
TELEPHONE: 01784 224374

END

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(54)

Company	Elementis PLC
TIDM	ELM
Headline	Trading Statement
Released	07:00 17 Jun 2003
Number	3867M

ELEMENTIS plc TRADING UPDATE

Staines, UK, Tuesday 17 June 2003 - Elementis plc (LSE: ELM) will issue its interim results for the six months ending 30 June 2003 on 29 July 2003. Prior to its close period, Elementis today issues the following trading update.

Underlying sales in US dollars for the first half of 2003 are expected to be approximately 10 per cent ahead of the equivalent period last year. Sales growth has been achieved in all Elementis businesses, and has been particularly strong in Chromium, due to the acquisition of OxyChem's chrome business in December 2002. Sales growth has also been particularly strong in Specialty Rubber. Overall market demand has shown little improvement over the prior year. Consistent with our April AGM statement, it is anticipated that the continuing weakness of the US dollar against sterling will reduce sterling reported sales to a level close to those reported for the same period in 2002.

Strategic programmes addressing opportunities for step change financial performance in each of the businesses are progressing well and continue in line with management's expectations. Cost reduction and operational improvement programmes, including Six Sigma, continue to exceed expectations, offsetting both higher energy prices experienced in the Pigments and Specialties businesses and lower market pricing for Chromium products. As a result, Elementis expects that sterling reported operating profit for the half year will be similar to that reported for the same period in 2002.

As stated in our preliminary results announcement in February 2003, we expect to continue to improve both our cost base and our market positions throughout the remainder of 2003.

Sales in the second half are typically lower than the first half due to seasonal effects. Elementis however currently expects that benefits from structural changes will contribute more in the second half than the first, and that, if current economic conditions prevail, full year operating profit will be in line with market expectations.

Elementis will host a visit for sell-side analysts and investors to its operations at Livingston and Eaglescliffe, UK, on Thursday 19 June 2003. No material new information will be disclosed in the presentations which will form part of this visit, nor will there be any further statement on current trading. The site-visit presentations will be available from Thursday 19 June on the Elementis website, www.elementis-eu.com.

– Ends –

Enquiries

Elementis plc
Brian Taylorson — Finance Director — Tel: +44 (0)1784 224212
Hilary Reid Evans — Head of Corporate Communications

Brunswick
Andrew Fenwick — Tel: +44 (0)20 7404 5959
Fiona Fong

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Full Text Announcement




Company	Elementis PLC
TIDM	ELM
Headline	Notice of Results
Released	17:17 15 Jul 2003
Number	5945N

RNS Number:5945N
Elementis PLC
15 July 2003

03 OCT 23 AM 7:21

15 July 2003

Elementis plc

Notification of Interim Results

Elementis plc will announce its interim results for the six months ended 30 June 2003, on Tuesday 29 July 2003.

-Ends-

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03 OCT 23 7:21

PRESS INFORMATION

29 July 2003

ELEMENTIS plc

INTERIM RESULTS FOR THE HALF YEAR ENDED 30 JUNE 2003

- Sales £188.7 million (2002: £194.5 million); $303.3 million (2002: $279.8 million)
- Operating profit (before goodwill amortisation and exceptionals) £14.5 million (2002: £14.5 million)
- Profit before tax, goodwill amortisation and exceptionals £11.4 million (2002: £13.3 million)
- Earnings per share (before goodwill amortisation and exceptionals) 2.0 pence (2002: 2.4 pence)
- Operating profit £7.3 million (2002: £8.0 million), profit before tax £5.0 million (2002: £4.6 million), earnings per share 1.0 pence (2002: 1.0 pence)

Geoff Gaywood, Chief Executive of Elementis plc, said:

"All four Elementis businesses reported improved sales in US dollars in the first half of 2003, led by the successful integration of the OxyChem chromium chemicals business and a recovery in our Specialty Rubber business. On conversion to sterling, however, sales declined 3 per cent to £188.7 million, reflecting the weaker dollar.

"Higher volumes, further cost reductions and a stronger euro helped offset higher energy costs and lower chromium chemicals pricing, so that operating profit before goodwill amortisation and exceptionals has remained steady at £14.5 million.

"Market conditions were difficult in North America and little improved overall. The outlook for the second half of the year suggests a marginal improvement in underlying demand at best.

"Progress in strategic programmes to improve financial performance and generate growth has continued. Provided current economic conditions prevail, our full year operating profit should be in line with expectations."

– Ends –

An interview with Geoff Gaywood in video/audio format can be viewed on www.elementis.com and www.cantos.com from 0700 hours GMT.

Enquiries

Elementis plc

Tel: +44 (0)1784 224 212

Geoff Gaywood	Chief Executive
Brian Taylorson	Finance Director
Hilary Reid Evans	Head of Corporate Communications

Brunswick

Tel: +44 (0) 207 404 5959

Andrew Fenwick
Fiona Fong

Chairman's statement

Overview

I am pleased to report that, when measured in US dollars, the operating currency for the Group, sales increased by 8 per cent to $303.3 million compared to the first half of 2002. However, on conversion to sterling, the reporting currency for the Group, sales declined by 3 per cent to £188.7 million, reflecting the weakening of the US dollar.

The successful integration of the OxyChem chromium acquisition and a recovery in Specialty Rubber sales were the primary contributors to sales growth. All four businesses reported improved sales from continuing businesses in US dollars despite little improvement in overall market demand.

Operating profit, before goodwill amortisation and exceptionals was £14.5 million, showing no change on the first half of 2002. Higher volumes, further cost reductions and a stronger euro offset higher energy costs and lower Chromium chemicals pricing.

Chief Executive Geoff Gaywood and his management team have continued their focus on cost control. Underlying costs have continued to fall, supported by the ongoing Six Sigma programme, which yielded benefits of £0.8 million in the period.

Currency movements

Exchange rate movements were a significant factor in the period. The average US dollar rate was 11 per cent lower against sterling versus the previous period, while the euro was 7 per cent stronger against sterling.

This had the effect of lowering reported sales in sterling because a larger percentage of our sales are in US dollars.

However, the lower reported sales were more than offset by currency benefits from having US and UK based manufacturing facilities. This resulted in an overall improvement in operating profit as a result of currency movements.

Dividends and issue of redeemable B shares

The Board has not declared an interim ordinary dividend. Instead, it will continue with the programme, started in 2000, of issuing and redeeming redeemable B shares. The Board intends to issue further redeemable B shares to ordinary shareholders on the register on 29 October 2003, such that they receive redeemable B shares with a total nominal value of 1.1 pence for each ordinary share held. The Board believes that this is appropriate for the business, taking into account the current trading environment and the stated strategy to focus on growth.

The issue will be coupled with an offer to redeem the new shares for cash at their nominal value on 3 November 2003. A further offer will also be made to existing holders of redeemable B shares to redeem these shares for cash at their nominal value on the same date.

A circular providing full details of the issue and redemption of redeemable B shares will be posted to all ordinary shareholders on 26 September 2003.

Current trading and outlook

Market conditions were difficult in North America and little improved overall, and the outlook for the second half of the year suggests a marginal improvement in underlying demand at best.

Progress in strategic programmes to improve financial performance and generate growth has continued. Provided current economic conditions prevail our full year operating profit should be in line with expectations.



Jonathan Fry
Chairman
29 July 2003

Operating review

For the six months to 30 June 2003

Strategic Progress Report

Throughout the first half of 2003, Elementis has continued to implement the growth strategy for each of its businesses first outlined in the 2001 Annual Report.

Elementis Specialties is introducing programmes to leverage technology, markets and acquisitions in order to accelerate growth. A new approach to innovation, including the introduction during the first half of 2003 of an external Innovation Board, is a key element of this strategy.

Elementis Pigments is expanding its highly competitive cost base in Asia Pacific in order to drive growth, and construction of a new plant in Taicang, China, is proceeding according to plan.

Elementis Chromium continues to strengthen its market leadership, with the integration of the OxyChem acquisition delivering an improved global cost structure.

Specialty Rubber has streamlined its fabrication operations and stabilised its new manufacturing platform, and is now delivering sales growth.

It is anticipated that implementation of the Group's growth strategy will include acquisitions that generate synergies within the existing portfolio, with an emphasis on Elementis Specialties. Such acquisitions will have to meet the rigorous capital hurdle rates set by management. The corporate finance analysis and execution team is operating in conjunction with the existing, business-specific, strategic development resources in order to review and action potential acquisition opportunities.

The implementation process for the Elementis Enterprise Resource Planning (ERP) system has begun, with the first stage of the programme expected to go live in late 2003. The system will reduce costs and improve business processes across the Group. The anticipated investment is £13.0 million, of which around £6.0 million will be spent in 2003. Annualised cost savings of approximately £3.5 million are expected to result once implementation is completed in mid 2004, together with additional benefits, including enhanced customer service and optimised supply chain management.

Following the acquisition of the OxyChem Chromium Chemicals business in December 2002, rationalisation of the Elementis Chromium production facilities was undertaken. It is anticipated that this rationalisation will achieve annualised savings in excess of £15 million, over half of which will be achieved in 2003.

Specialties & Pigments

Elementis Specialties is a world leading producer of rheological additives.

Elementis Pigments is a world leading producer of synthetic iron oxide pigments.

Sales on continuing businesses in US dollars increased by 4 per cent. In sterling terms however sales on the same basis declined by 7 per cent to £108.1 million.

Operating profit before goodwill amortisation and exceptionals was £9.7 million compared to £10.2 million in the first half of 2002.

Sales in US dollars at Elementis Specialties in the first half of 2003 increased by around 4 per cent when compared to the prior year, but on conversion to sterling showed a decline of approximately 7 per cent. Sales to the construction, personal care and oilfield markets increased significantly. Sales to the global coatings market grew modestly. Europe and Asia Pacific showed good growth, helped by greater focus and the allocation of additional resource, while the US market declined. Trading in North America was below prior year, reflecting the overall low level of consumer confidence and demand in this region.

Operating profit before goodwill amortisation and exceptionals at Elementis Specialties was lower than in the first half of 2002. Tight control on costs and savings from Six Sigma programmes partially offset higher energy and raw material costs and increased Research and Development costs.

The stage gate process, introduced to support accelerated innovation and drive a sustainable, high rate of growth within Elementis Specialties is now fully operational. A number of products identified since the inception of this programme are currently undergoing commercialisation while further product opportunities are being progressed through the development process. A new, external Innovation Board has also been formed to identify developing technologies outside, but complementary to, the current organic growth programmes, and to accelerate the Specialties innovation process.

At Elementis Pigments, despite the difficult North American economic environment, sales in US dollars were up 4 per cent versus the first half of 2002, after adjustment for businesses sold last year. In sterling terms however sales on the same basis were down 7 per cent.

Sales to the coatings and chemicals markets were ahead of the first half of 2002, with higher volumes reported in Europe and Asia, offsetting poor seasonal demand in the North American market.

Sales into the construction market marginally increased over 2002 levels despite weak demand. Volumes supplied to global markets from the Shenzhen manufacturing facility in China have continued at record levels, following its recent expansion. A world class iron oxide plant is currently under construction at Taicang, near Shanghai, China, which will support growth in the European and Asian markets. Restructuring of the site at Birtley, UK, is complete and the site returned to profitability in the first half of 2003.

Operating profit for Elementis Pigments improved significantly over the same period last year.

Chromium

Elementis Chromium is the world's largest producer of chromium chemicals.

Sales in US dollars increased by around 17 per cent in the first half of 2003 for Elementis Chromium, when compared to the first half of 2002, mainly as a result of the OxyChem acquisition. This growth was partially offset by market price erosion and contraction of demand in the aerospace and steel industries. In sterling terms sales increased by 5 per cent to £62.4 million.

Operating profit before exceptionals fell to £4.8 million, compared to £5.2 million in the first half of 2002.

Integration of the OxyChem acquisition has been accomplished successfully, with no loss of critical personnel or market position. Incremental sales are around $50 million on an annualised basis.

Global volume demand for chromium chemicals is estimated by Elementis to have declined slightly from the first half of 2002, while competition remained intense. Overall, Elementis estimates that its global market share on a volume basis increased by approximately 7 per cent in the first half of 2003.

The operational rationalisation that followed the OxyChem acquisition led to the transfer of a high proportion of Elementis Chromium's US manufacturing to the oil fuelled OxyChem plant at Castle Hayne, North Carolina. The impact of continuing high US gas prices has therefore largely been avoided. However, energy costs still negatively impacted operating profit by £1.2 million versus the first half of 2002. Otherwise, fixed and variable costs have continued to fall, with Six Sigma projects playing a significant role.

On 20 March 2003 the US Environmental Protection Agency (EPA) confirmed the withdrawal of registration for most residential uses of chromated copper arsenate (CCA) for wood treatment. The EPA had previously announced, in February 2002, that a ban regarding the use of CCA would be effective from 2004. The March 2003 announcement however has reduced the scope of the ban so that agricultural fencing and permanent foundations will not now be affected. Elementis Chromium supplies chromic acid which is used in the manufacture of CCA and acts primarily as a binding agent. As previously stated, it is anticipated that sales of chromium chemicals could be adversely affected by around 12 per cent in 2004, representing approximately 4.5 per cent of total Elementis plc sales.

Elementis Chromium did not experience any adverse impact on sales in the first half of 2003 from this EPA ruling and does not expect its sales in 2003 as a whole to be materially affected.

Specialty Rubber

Linatex is the leading brand of wet abrasion resistant rubber for materials handling.

Sales in US dollars increased by 20 per cent. On conversion to sterling, sales increased by 8 per cent to £21.2 million in the first half of 2003. Increased volumes and the impact of structural cost reductions instigated in 2002 have driven the business to breakeven, compared to an operating loss of £0.9 million in the first half of 2002.

Strong sales growth compared to the first half of 2002 has been seen in all geographic areas, except for South Africa, where the strong rand has disrupted the mining capital equipment market, and Asia, where the SARS outbreak slowed business activity. There has been a modest recovery in the mining and construction markets, but the business improvement has been primarily due to improved focus and organisation. The new manufacturing facility in Malaysia is now producing consistently high quality products, with improved service levels.

Six Sigma

Six Sigma has created a pervasive cost reduction and efficiency improvement culture and forms an integral part of the manufacturing, commercial and supply chain processes in Elementis. Over 80 Six Sigma projects have been either completed or are in progress and have generated net savings totalling in excess of £4.5 million since inception. A total of 9 'blackbelts' and 34 'greenbelts' are currently in place across the organisation.

Health, safety and the environment

Compared to the first half of 2002, lost time accidents (LTAs) for continuing operations increased from 4 to 6. However, the nature of the incidents showed a strongly positive trend in operational safety, and the recordable incident frequency rate decreased by 22 per cent. Management is confident that an increased focus on behavioural safety and near miss incident reporting is leading to performance similar to that of the industry leaders. Non-compliance with environmental consents continued on a downward trend, with only 2 incidents reported in the year to date.

Geoff Gaywood
Chief Executive
29 July 2003

Financial review of operations

for the six months to 30 June 2003

	2003 Sales £million	2003 Operating profit before goodwill amortisation and exceptionals £million	2003 Operating profit after goodwill amortisation and exceptionals £million	2002 Sales £million	2002 Operating profit before goodwill amortisation and exceptionals £million	2002 Operating profit after goodwill amortisation and exceptionals £million
Specialties & Pigments	108.1	9.7	2.0	119.7	10.2	3.2
Chromium	62.4	4.8	5.4	59.5	5.2	6.2
Specialty Rubber	21.2	-	(0.1)	19.7	(0.9)	(1.4)
Inter-group	(3.0)	-	-	(4.4)	-	-
	188.7	14.5	7.3	194.5	14.5	8.0

Financial results

Sales for the first half of 2003 decreased by 3 per cent versus the first half of 2002 to £188.7 million. Sales on a constant currency basis, after allowing for discontinued businesses, increased by 4 per cent.

Sales volumes for the period increased by 9 per cent, largely due to the acquisition of the Oxychem chrome business in December 2002, while overall prices declined by 3 per cent with most of the decline occurring in Chromium.

Operating profit before goodwill amortisation and exceptionals was unchanged from the first half of 2002 at £14.5 million. In addition to the increase in sales volumes, savings from the Oxychem acquisition and the related restructuring of the US chrome operations contributed £6.6 million to the first half of 2003. Operating profit was also favourably impacted by positive net currency effects of £2.1 million, Six Sigma savings of £0.8 million and other cost saving initiatives. These were offset by an increase in energy costs of £2.4 million, increased raw material prices in Specialties of £1.0 million and the fixed costs acquired with the Oxychem business.

Profit before goodwill amortisation, exceptionals and tax was £11.4 million compared to £13.3 million in the first half of 2002, reflecting higher FRS17 pension costs.

Basic earnings per share before goodwill amortisation and exceptionals was 2.0 pence compared to 2.4 pence in the first half of 2002.

Profit after tax was £4.2 million compared to £4.5 million in the first half of 2002, after charging goodwill amortisation of £6.3 million (2002: £7.0 million) and exceptional items of £0.1 million (2002: £1.7 million).

Basic earnings per share were 1.0 pence compared to 1.0 pence in the first half of 2002.

Specialties & Pigments

Sales in Specialties & Pigments were £108.1 million in the first half of 2003, 10 per cent lower than the first half of 2002. After allowing for discontinued businesses, sales were 7 per cent lower than in the previous period, and when also adjusting for constant currencies the reduction was 1 per cent.

Operating profit before goodwill amortisation and exceptionals was £9.7 million versus £10.2 million in the same period last year.

Sales in Specialties for the first half of 2003 were down by 7 per cent versus the same period last year. On a constant currency basis sales were down 3 per cent. Volumes were down by 2 per cent and pricing was flat compared to the first half of 2002.

Operating profit before goodwill amortisation and exceptionals was lower than the first half of 2002 largely due to the lower sales. Otherwise higher energy costs and higher raw material prices were offset by a positive currency impact and Six Sigma benefits.

Sales in Pigments for the first half of 2003 [illegible]

Operating profit before exceptionals showed a significant improvement over the first half of 2002. Higher underlying sales were supplemented by Six Sigma benefits, the Birtley site restructuring and other cost initiatives, which more than offset higher energy prices.

Chromium

Sales in Chromium increased by 5 per cent to £62.4 million compared to the first half of 2002. On a constant currency basis sales increased by 10 per cent. Sales volumes increased by 25 per cent, largely due to the acquisition of the Oxychem business in December 2002. Average prices fell by 11 per cent with the largest impact being seen in chromic acid and chrome oxide.

Operating profit before exceptionals for the first half of 2003 was £4.8 million, 8 per cent lower than the same period last year. The improvement in sales and savings from the restructuring of our US operations was offset by higher energy costs of £1.2 million and the fixed costs acquired with the Oxychem business. Six Sigma programmes and insurance recoveries also made positive contribution in the period. The net currency impact on operating profit was minimal compared to the first half of 2002.

Specialty Rubber

Sales showed a marked improvement over the first half of 2002 at £21.2 million, an increase of 8 per cent. Currency effects were minimal.

Operating profit before exceptionals also showed a significant improvement at breakeven versus a loss of £0.9 million for the first half of 2002, driven by the strong growth in sales as well as fixed cost benefits from the restructuring programme implemented in 2002.

Exceptionals

Net exceptional charges before tax were £0.1 million (2001: £1.7 million) comprising:

- £0.7 million insurance recovery in Chromium
- £0.8 million profit in respect of property disposals
- £1.6 million of retrenchment costs in relation to the introduction of two shared service centres in conjunction with rolling out a new ERP system in 2003 and 2004.

Interest

The Group total interest charge was £3.1 million (2002: £1.2 million). Interest on net borrowings amounted to £1.0 million (2002: £1.0 million). Other interest comprised the FRS17 charge in respect of pension schemes of £2.0 million (2002: £0.2 million), £0.5 million to unwind the discount in respect of environmental provisions and £0.4 million received in respect of tax refunds. Interest cover, (the ratio of net interest to profit before interest, goodwill amortisation and exceptionals) was 4.7 times (2002: 12.1 times). If based solely on interest in respect of net borrowings, interest cover was 14.5 times (2002: 14.5 times).

Taxation

The tax charge for the period was £2.9 million (25 per cent) on profit before goodwill amortisation and exceptionals (2002: £2.6 million (20 per cent). The total tax charge also includes a tax credit in relation to goodwill amortisation of £2.3 million (2002: £2.5 million) and after a charge on exceptionals of £0.2 million (2002: nil), the net charge was £0.8 million (2002: £0.1 million). Tax payments were £0.8 million (2002: £1.8 million) and due to the surplus ACT in the UK and accumulated tax losses in the US, it is expected that the cash tax paid will be below 10 per cent of profit before tax for a number of years.

Cash flow and balance sheet

The cash flow for the six months to 30 June is summarised below:

	2003 £m	2002 £m
Ebitda	22.2	24.1
Working capital	(25.0)	(11.3)
Provisions paid	(4.7)	(1.7)
Other	(0.7)	2.2
Operating activities	(8.2)	13.3
Capital expenditure	(8.7)	(5.0)
Property disposals	1.0	-
B shares	(4.8)	(4.7)
Other	(0.1)	(0.7)
Change in net debt	(20.8)	2.9

The working capital outflow in the first half of 2003 reflected normal seasonal effects, unusually high creditor levels at the year end and the additional working capital requirement following the acquisition of the chrome chemicals business from Oxychem in December 2002. Inventories increased by £1.7 million over the half year. Debtors increased by £13.9 million, whilst creditors decreased by £9.4 million.

Cash expenditure on fixed assets totalled £8.7 million (2002: £5.0 million) net of grants received of £nil (2002: £0.7 million), and compares with depreciation of £7.7 million (2002: £9.6 million). Major projects included £0.7 million in respect of a new Pigments plant in Taicang, China and £3.8 million in respect of the ERP system. Capital expenditure for the full year, excluding these projects, is expected to be below depreciation.

The net pension liability, reflected in the balance sheet under FRS17, was £63.8 million at the end of June compared to £63.6 million at the end of December 2002. The charge against operating profit for pensions and post-retirement medical benefits in the first half of 2003 was £2.9 million (2002: £2.9 million).

Net borrowings at the end of June were £58.2 million compared to £37.1 million at June 2002 and £37.4 million at the end of December 2002. Shareholders' funds at the half year were £268.3 million compared to £338.3 million at June 2002 and £275.3 million at the end of December 2002. Net gearing (the ratio of net borrowings to shareholders' funds plus net borrowings) was 17.8 per cent compared to 9.9 per cent at June 2002 and 12.0 per cent at the end of December 2002.

Brian Taylorson
Finance Director
29 July 2003



Company Number: 3299608

The Companies Acts 1985 to 1989
Ordinary and Special Resolutions
of
Elementis plc

At the Annual General Meeting of the Company duly convened and held on the 24th day of April 2003 the following resolutions were passed. No 1 was passed as an Ordinary Resolution and Numbers 2 and 3 as Special Resolutions:

1) That the authority conferred by Article 4(B) of the Company's Articles of Association will be renewed (but without prejudice to the authority conferred by Resolution 10 passed at the Annual General Meeting held on 28 April 2000) and so that for this purpose the Section 80 amount will be £7,192,926 and the prescribed period will be the period from the date of this Meeting to the conclusion of the next Annual General Meeting of the Company or 23 July 2004, whichever shall be the earlier.

2) That the power conferred by Article 4(D) of the Company's Articles of Association be renewed and so that for this purpose the Section 89 amount will be £1,078,939 and the prescribed period will be the period specified in Resolution 1.

3) That the authority conferred on the Company at the fifth Annual General Meeting to make market purchases (as defined in Section 163(3) of the Companies Act 1985) of ordinary shares of 5 pence each in the capital of the Company be hereby renewed provided that:

(a) the maximum number of ordinary shares hereby authorised to be purchased is 43,157,558;

(b) the minimum price which may be paid for such shares is 5 pence per share exclusive of expenses;

(c) the maximum price, exclusive of expenses, which may be paid for each such share is an amount equal to 105 per cent of the average of the market values for such shares as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day on which the share is contracted to be purchased;

(d) unless previously renewed, varied or revoked, the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company or 23 April 2004, if earlier; and

(e) the Company may make a contract to purchase its own shares under the authority hereby conferred prior to the expiry of such authority, which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of its own shares in pursuance of any such contract.

Secretary
19 May 2003



A31
AU3LRL4U
0258

Elementis plc

Ash House
Fairfield Avenue
Staines TW18 4ES, UK

Juliana Goldenberg /HTS/ELE

09/25/2003 08:06 AM

To Brenda Heaton/HTS/ELE@ELE

cc

bcc

Subject Addition to binders

03 OCT 23 AM 7:21

Here is another one to print

J

----- Forwarded by Juliana Goldenberg/HTS/ELE on 09/25/2003 08:11 AM -----

Alison White /LON/ELE

09/25/2003 05:16 AM

To Juliana Goldenberg/HTS/ELE@ELE

cc

Subject Fw: News Alert: Elementis PLC - Submission on REACH proposals

Hi Juliana

Here is the other announcement which was made to the London Stock Exchange on10 September 2003 regarding the REACH proposal for your SEC application

Regards

Alison White

----- Forwarded by Alison White/LON/ELE on 24/09/03 10:16 PM -----



"emailalert@hemscott .co.uk" <emailalert@hemscott .co.uk>

10/09/03 02:57 PM

To "alison.white@elementis-eu.com" <alison.white@elementis-eu.com>

cc

Subject News Alert: Elementis PLC - Submission on REACH proposals

This Email Alert service is brought to you by Elementis

RNS Number:6190P
Elementis PLC
10 September 2003

PRESS INFORMATION

SUBMISSION TO EU ON REACH PROPOSALS

Staines, UK, Wednesday 10 September 2003 - Elementis plc (LSE: ELM)

Further to press comment this morning Elementis confirms that it has made a submission to the EU commission regarding the proposed new regulation, evaluation and authorisation for chemicals (REACH). Elementis believes that the
burden of the proposals will fall disproportionately on specialty chemicals producers as their business necessarily involves a large range of products with
relatively low volumes. No impact is anticipated on Elementis' chromium production.

In its submission Geoff Gaywood, Chief Executive comments that "Based on a strategic and financial assessment our likely business response to REACH as presently drafted will be to exit some business sectors, reduce the number of plants in the EU from five to three, and further emphasise new investment in plant and R&D in the US and the Far East".

The company currently estimates the impact on it of the REACH proposals over an
eleven year period at Euro14-33 million.

In conjunction with the Chemical Industries Association and SEFIC the company is
continuing to lobby against the REACH proposals.

The full submission to the EU is available on www.elementis.com

-Ends-

Enquiries

Elementis plc
Tel: +44 (0)1784 224 212

Geoff Gaywood	Chief Executive
Brian Taylorson	Finance Director
Hilary Reid Evans	Head of Corporate Communications

Brunswick
Tel: +44 (0) 207 404 5959
Andrew Fenwick
Chi Lo

END

STRNKKKPQBKDBCD
For more information and to contact AFX: www.afxnews.com and
www.afxpress.com

(58)

03 OCT 23 AM 7:21

Juliana Goldenberg /HTS/ELE

09/25/2003 08:06 AM

To Brenda Heaton/HTS/ELE@ELE

cc

bcc

Subject Addition to Binders

Please print and add to binders.

J

----- Forwarded by Juliana Goldenberg/HTS/ELE on 09/25/2003 08:11 AM -----

Alison White /LON/ELE

09/25/2003 05:15 AM

To Juliana Goldenberg/HTS/ELE@ELE

cc

Subject Fw: News Alert: Elementis PLC - Holding(s) in Company

Hi Juliana

The e-mail below shows the announcement made to the London Stock Exchange on19 September 2003 for you to print off. I hope this is sufficient for your SEC requirements.

Regards

Alison White

----- Forwarded by Alison White/LON/ELE on 24/09/03 10:13 PM -----



"emailalert@hemscott .co.uk"
<emailalert@hemscott .co.uk>

19/09/03 01:42 PM

To "alison.white@elementis-eu.com" <alison.white@elementis-eu.com>

cc

Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:9643P
Elementis PLC
19 September 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FIDELITY INTERNATIONAL LIMITED

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

PLEASE SEE BELOW

5) Number of shares/amount of stock acquired.

4,660,800

6) Percentage of issued Class

1.079%

7) Number of shares/amount of stock disposed

-

8) Percentage of issued Class

-

9) Class of security

ORDINARY SHARES OF 5P

10) Date of transaction

NOT KNOWN

11) Date company informed

19.09.03

12) Total holding following this notification

40,485,784

13) Total percentage holding of issued class following this notification

9.38%

14) Any additional information

15) Name of contact and telephone number for queries

ALISON WHITE
01784 224374

16) Name and signature of authorised company official responsible for making this notification

Date of Notification .19 SEPTEMBER 2003

NOTIFICATIONS UNDER SECTIONS 198 TO 202 -- UK COMPANIES ACT

1. Company in which shares are held: Elementis Plc

2. Notifiable Interest: Ordinary Shares

FMR Corp
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO). investment manager for US mutua funds, and Fidelity Management
Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.
(See Schedule A for listing of Registered Shareholders and their holdings.)

Fidelity International Limited (FIL)
P.O. BOX HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries,
including Fidelity Investment Services Ltd (FISL), and investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings).

3. The notifiable interests also comprise the notifiable interest of

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder and Chairman of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K. notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208(4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

SCHEDULE A

SECURITY: Elementis Plc Amendment No 8

(Ordinary Shares)

SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
1,165,000	FMRCO	Chase Nominees Limited
32,600	FMRCO	State Street Nominees Limited
1,136,000	FMRCO	State Street Bank & Trust Company
516,400	FMTC	State Street Bank & Trust
1,752,300	FISL	Chase Manhattan Bank London
33,781,767	FISL	Chase Nominees Ltd
2,101,717	FIL	Chase Nominees Ltd

TOTAL ORDINARY SHARES: 40,485,784

CURRENT OWNERSHIP PERCENTAGE: 9.38%

SHARES IN ISSUE: 431,400,000

CHANGE IN HOLDINGS SINCE
LAST FILING: +4,660,800 ordinary shares

END

HOLILFSFAIIALIV

http://hemscott.com/scripts/IRAlert.dll/delete?userid=11903&email=alison.white
@elementis-eu.com

ANNEX C

(B)

Since 1 January 2002, the beginning of its most recently completed fiscal year, and until the date hereof, the following information has been made public in England and Wales, filed with the Registrar of Companies and made public by the Registrar, or sent to holders of Elementis plc's securities.

Part II Companies House Filings

Tab	Date	Description
1	14 December 2001	Form 288c – Change of Particulars for Richard Lee NcNeel
2	7 January 2002	Form 363a Annual Return plus CD containing shareholder register.
3	9 January 2002	Form 288c – Change of Particulars for George Rollo Fairweather
4	5 April 2002	Form 288b form terminating appointment of a Director. George Rollo Fairweather.
5	5 April 2002	Form 288a – Appointment of Brian Taylorson as a Director.
6	20 May 2002	Form 122 – Notice of redemption.
7	20 May 2002	Form 88(2) Return of Allotment of Shares
8	29 April 2002	Special Resolutions of Elementis plc passed at AGM on 25 April 2002.
9		Annual Report and Accounts for the year ending 2001.
10	11 November 2002	Form 288c Change of Particulars for Edward Anthony Wilson.
11	6 January 2003	Form 88(2) Return of Allotment of Shares.
12	6 January 2003	Form 122 Notice of redemption
13	7 January 2003	Form 363a Annual Return plus CD containing shareholder register.
14	18 February 2003	Notice of Resignation and re-appointment of Auditors.
15		Memorandum and Articles of Association of Elementis plc reprinted 18 April 2003.
16	20 May 2003	Form 88(2) Return of Allotment of Shares
17	20 May 2003	Form 122 Notice of redemption.
18	21 May 2003	Shareholders Resolution in respect of the following:- Disapplication of Pre-emption Rights; Giving authority to allot shares; Market Purchases;
19	18 June 2003	Form 88(2) Return of Allotment of Shares (Mr. Peter Tiplady)
20	20 June 2003	Annual Report and Accounts year ending 2002.

21	15 August 2003	Form 88(2) Return of Allotment of Shares (Greenwood Nominees Limited)
22	23 August 2003	Form 363s Annual Return



288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3299608

Company Name in full Elementis plc

Changes of particulars form *Complete in all cases*

Date of change of particulars — Day 14 Month 12 Year 2001

Name * Style / Title ___ * Honours etc ___

Forename(s) Richard Lee

Surname McNeel

† Date of Birth — Day 20 Month 10 Year 1945

Change of name *(enter new name)*

Forename(s)

Surname

Change of usual residential address *(enter new address)*

1223 Oxford Lane

Post town Napperville

County / Region Illinois Postcode 60540

Country U.S.A.

Other Change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 14 - 12 - 2001

(**director/ secretary/ administrator/ administrative receiver/ receiver manager/ receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

K Williams, Elementis plc, One Great Tower Street,
London, EC3R 5AH

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

0197



Company Secretary

(2)(3)

03 OCT 23

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3299608

Company Name in full Elementis plc

Changes of particulars form

Complete in all cases

Date of change of particulars: Day 09 Month 01 Year 2002

Name * Style / Title: Mr. * Honours etc:

Forename(s): George Rollo

Surname: Fairweather

† Date of Birth: Day 11 Month 10 Year 1957

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address *(enter new address)*

Enton Orchard, Station Lane, Enton

Post town: Godalming

County / Region: Surrey Postcode: GU8 5AN

Country:

Other Change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 09-01-02

(**director/ ~~secretary/ administrator/ administrative receiver/ receiver manager/ receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ash House, Fairfield Avenue, Staines, TW18 4ES, UK

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**



288b

Terminating appointment as director or secretary

(4)

Please complete in typescript, or in bold black capitals.

CHFP010

(NOT for appointment (use Form 288a) or *change of particulars (use Form 288c)*)

Company Number 3299608

Company Name in full Elementis plc

03 OCT 23 AM 7:21

	Day	Month	Year
Date of termination of appointment	3 1	0 3	2 0 0 2

as director X as secretary

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title Mr. * Honours etc

Please insert details as previously notified to Companies House.

Forename(s) George Rollo

Surname Fairweather

	Day	Month	Year
† Date of Birth	1 1	1 0	1 9 5 7

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 5.4.02

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ash House, Fairfield Avenue, Staines, TW18 4ES, UK

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**



03 OCT 23 AM 7:21

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

(5)

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3299608

Company Name in full Elementis plc

Appointment form

Notes on completion appear on next page.

	Day	Month	Year		Day	Month	Year
Date of appointment	0 2	0 4	2 0 0 2	† Date of Birth	1 5	1 1	1 9 5 5

Appointment as director: X as secretary: [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME * Style / Title: * Honours etc:

Forename(s): Brian Geoffrey

Surname: Taylorson

Previous forename(s): Previous surname(s):

Usual residential address: Sandton House, 3 Simmons Gate

Post town: Esher Postcode: KT10 9DL

County / Region: Surrey Country:

† Nationality: British † Business occupation: Company Director

† Other directorships (additional space next page): See attached schedule

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 5.4.02

A director, secretary etc must sign the form below.

Signed [signature] **Date** 5.4.02

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ash House, Fairfield Avenue, Staines, TW18 4ES, UK

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 3299608

† Directors only.

† Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.


Blueprint
2000
Company Secretary



Company Secretary

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3299608

Company Name in full Elementis plc

Name Brian Geoffrey Taylorson

Company Name	Resignation
A. Runge & Company Limited (In Liquidation)	
A.B.M. Administration Limited (In Liquidation)	
Abbey Chemicals Limited	
ABM Overseas Limited (In Liquidation)	
ABM Properties Limited (In Liquidation)	
Abrasion Resistant Linings Limited (In Liquidation)	
Agrichrome Limited	
Associated British Maltsters Limited (In Liquidation)	
Associated Chemical Companies Limited (In Liquidation)	
Bergmann Limited (In Liquidation)	
Birch Hall Feeds Limited (In Liquidation)	
British Chrome Limited (In Liquidation)	
Chemiblend Limited (In Liquidation)	
Dalgety ABM Limited (In Liquidation)	
Deanshanger Oxides Limited (In Liquidation)	
Dow BioProducts Limited	30/06/1999
Durham Chemical Group Limited (In Liquidation)	
Durham Chemicals Investments Limited (In Liquidation)	
Durham Chemicals Limited (In Liquidation)	
Durham Raw Materials Limited (In Liquidation)	
Elementis Australia Limited	
Elementis Dormants Limited	
Elementis Germany Limited	
Elementis Group Limited	
Elementis Holdings (1998) Limited (In Liquidation)	
Elementis Holdings Limited	
Elementis Investments Limited (In Liquidation)	
Elementis London Limited	
Elementis New Zealand Limited	
~~Elementis NZ Limited~~	


Blueprint
2000
Company Secretary

List of other directorships
Schedule to form 288a

lease complete in typescript, r in bold black capitals.

CHFP010

Company Number 3299608

Company Name in full Elementis plc

Name Brian Geoffrey Taylorson

Company Name	Resignation
Elementis Securities Limited	
Elementis Services Limited	
Elementis UK Limited	
Equalbadge Limited (In Liquidation)	
Felton Company (Great Britain) Limited (In Liquidation)	
Felton Worldwide Limited (In Liquidation)	
Flour One Limited (In Liquidation)	
Flour Two Limited (In Liquidation)	
Fredlot Limited (In Liquidation)	
G. Puddy & Son Limited (In Liquidation)	
Gilstrap Earp & Company Limited (In Liquidation)	
H.& C. Acquisitions Limited	
H.R. & S. Sainsbury Limited (In Liquidation)	
Harcros Chemical Exports Limited (In Liquidation)	
Harcros Leasing Limited (In Liquidation)	
Harcros Timber & Building Supplies (Northern) Limited (In Liquidation)	
Harrisons & Crosfield (Leasing) Limited (In Liquidation)	
Harrisons Fleming Advisory Services Limited (In Liquidation)	
Harrisons Lister Engineering Limited (In Liquidation)	
IFIC Holdings Limited	30/06/2000
International Maltsters Limited (In Liquidation)	
Lankro Chemicals Limited (In Liquidation)	
Lankro Limited (In Liquidation)	
Linatex Limited	
Nuodex Limited (In Liquidation)	
Pauls and Sandars Limited (In Liquidation)	
Pauls Central Services Limited (In Liquidation)	
Pauls Cereals Limited (In Liquidation)	
Pauls Engineers Limited (In Liquidation)	
Pauls F & F Limited (In Liquidation)	



List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3299608

Company Name in full Elementis plc

Name Brian Geoffrey Taylorson

Company Name	Resignation
Pauls Food Group Limited (In Liquidation)	
Pauls Foods Limited (In Liquidation)	
Pauls Hop Products Limited (In Liquidation)	
Pauls Overseas Limited (In Liquidation)	
Pauls Trustees Limited (In Liquidation)	
Pilwood Feeds Limited (In Liquidation)	
Ramdos Limited (In Liquidation)	
Rheox Limited	
Sainsbury's of Trowbridge Limited (In Liquidation)	
Sentrachem International Holdings Limited	30/06/2000
Sentrachem Limited	30/06/2000
Southmead Rearers Limited (In Liquidation)	
T. Marsden & Sons Limited (In Liquidation)	
The Gainsborough Malting Company Limited (In Liquidation)	
The North of England Malt Roasting Company Limited (In Liquidation)	
Troyfel Products (1982) Limited (In Liquidation)	
Tuck Baker Feeds Limited (In Liquidation)	
Tuck Butler Meats Limited (In Liquidation)	
Tuck Farms Limited (In Liquidation)	
Tuckfeed Limited (In Liquidation)	
Tucks of Burston Limited (In Liquidation)	
W.F. Tuck & Sons (Wholesale) Limited	
W.Luff Limited	
W.P.R.Marks Limited	
Wilkinmark Limited	
William Geipel Limited (In Liquidation)	
Woolston & Bull Limited (In Liquidation)	



CHFP000

Please do not write in this margin

COMPANIES FORM No. 122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

(6)

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
3299608

Name of company

* insert full name of company

* ELEMENTIS PLC
NOMINAL VALUE 1p

gives notice that:

ON 2nd MAY 2002, 463,391,642 REDEEMABLE B SHARES WERE REDEEMED.

03 OCT 23 AM 7:21

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Secretary Date 20.05.02

Presentor's name address and reference (if any) :

For official Use (02/00)
General Section
Post room

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

03 OCT 23 AM 7:21



Return of Allotment of Sha

CHFP083

Company Number 3299608

Company name in full ELEMENTIS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	02	02	2002			

Class of shares *(ordinary or preference etc)*	REDEEMABLE B		
Number allotted	431,575,581		
Nominal value of each share	£0.01P		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

1 REDEEMABLE B SHARE ISSUED FOR EVERY
1 ORDINARY SHARE HELD ON THE REGISTER
AS AT 26TH APRIL 2002.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

...nd addresses of the allottees *(List joint share allotment consecutively)*

Shareholder details	Shares and share class allo...	
Name PLEASE SEE ATTACHED LIST Address UK Postcode	Class of shares allotted REDEEMABLE B	Numb... allotte... 431,575
Name Address UK Postcode	Class of shares allotted	Numb... allotte...
Name Address UK Postcode	Class of shares allotted	Numb... allotte...
Name Address UK Postcode	Class of shares allotted	Numb... allotte...
Name Address UK Postcode	Class of shares allotted	Numbe... allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed P A [signature] **Date** 20 . 05 . 02

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should



Company Number: 3299608

03 OCT 23 AM 7:21

The Companies Acts 1985 to 1989
Special Resolutions
of
Elementis plc

At the Annual General Meeting of the Company duly convened and held on the 25th day of April 2002 the following resolutions were passed as Special Resolutions:

1) That the power conferred by Article 4(D) of the Company's Articles of Association be renewed and so that for this purpose the Section 89 amount will be £1,078,939 and the prescribed period will be the period from the date of this Meeting to the conclusion of the next Annual General Meeting of the Company or 24 July 2003 whichever is the earlier.

2) That the authority conferred on the Company at the fourth Annual General Meeting to make market purchases (as defined in Section 163(3) of the Companies Act 1985) of ordinary shares of 5 pence each in the capital of the Company be hereby renewed provided that:

   (a) the maximum number of ordinary shares hereby authorised to be purchased is 43,157,558;

   (b) the minimum price which may be paid for such shares is 5 pence per share exclusive of expenses;

   (c) the maximum price, exclusive of expenses, which may be paid for each such share is an amount equal to 105 per cent of the average of the market values for such shares as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day on which the share is contracted to be purchased;

   (d) unless previously renewed, varied or revoked, the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company or 25 April 2003, if earlier; and

   (e) the Company may make a contract to purchase its own shares under the authority hereby conferred prior to the expiry of such authority, which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of its own shares in pursuance of any such contract.

[signature]

Secretary
29 April 2002

(9) (10)



03 OCT 23 AM 7:21

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

[Ple]ase complete in typescript, or in bold black capitals.

CHFP010

Company Number 3299608

Company Name in full Elementis plc

Changes of particulars form

Complete in all cases

	Day	Month	Year
Date of change of particulars	11	11	2002

Name * Style / Title: Mr * Honours etc:

Forename(s): Edward Anthony

Surname: Wilson

	Day	Month	Year
† Date of Birth	20	07	1944

Change of name *(enter new name)*

Forename(s):

Surname:

[Cha]nge of usual residential address *(enter new address)*

64 Waterford Road

Post town: Fulham

County / Region: London Postcode: SW5 2DR

Country:

Other Change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 11·11·02

(**director/ secretary/ administrator/ administrative receiver/ receiver manager/ receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ash House, Fairfield Avenue, Staines, TW18 4ES, UK

Tel 01784 22 4373

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**



PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS



03 OCT 23 AM 7:21

Return of Allotment of Shar

CHFP083

Company Number	3299608
Company name in full	ELEMENTIS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	04	11	2002			

Class of shares *(ordinary or preference etc)*	REDEEMABLE B		
Number allotted	474,742,328		
Nominal value of each share	£0.01P		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

1.1 REDEEMABLE B SHARE ISSUED FOR EVERY
1 ORDINARY SHARE HELD ON THE REGISTER
AS AT 28TH OCTOBER 2002.

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

...s and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allot...	
Name PLEASE SEE ATTACHED LIST Address UK Postcode	Class of shares allotted REDEEMABLE B	Numb... allotte... 474,742
Name Address UK Postcode	Class of shares allotted	Numb... allotte...
Name Address UK Postcode	Class of shares allotted	Numb... allotte...
Name Address UK Postcode	Class of shares allotted	Numb... allotte...
Name Address UK Postcode	Class of shares allotted	Numb... allotte...

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed P A Row **Date** 6 · 1 · 03

~~A director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropri...*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should

G

CHFP000

COMPANIES FORM No. 122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

(12)

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
3299608

Name of company

* insert full name of company

* ELEMENTIS PLC

gives notice that:

ON 4TH NOVEMBER 2002 490,348,934 REDEEMABLE B SHARES OF £0.01 WERE REPAID AND CANCELLED.

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed  Designation ‡ Secretary Date 6.1.03

Presentor's name address and reference (if any) :

For official Use (02/00)
General Section

Post room

ELEMENTIS

03 OCT 23 AM 7:21

(13) (14)

18 February 2003

PricewaterhouseCoopers LLP
1 Embankment Place
London
WC2N 6RH

For the attention of Rosemary Shapland

Dear Madam

We confirm that following the resignation of PricewaterhouseCoopers as auditor, with effect from 23 January 2003 PricewaterhouseCoopers LLP has been appointed as auditor to Elementis plc (company number 3299608) and its UK subsidiaries (as detailed in the attached Appendix to this letter) and will take over the audit appointment on the same terms and conditions as before for PricewaterhouseCoopers, as set out in the existing engagement letter dated 24 September 2002 (but reading references to any PricewaterhouseCoopers entity or person as references to the corresponding PricewaterhouseCoopers LLP entity or person).

A copy of the Board resolution to that effect is attached.

Yours faithfully

Philip Brown
For and on behalf of
Elementis plc

Ash House
Fairfield Avenue
Staines TW18 4ES, UK

Appendix

UK Subsidiaries

Name	Company Number
Elementis Group Limited	4048541
Elementis UK Limited	656457
Elementis Holdings Limited	97878
Elementis Securities Limited	597303
Elementis London Limited	2453641
Elementis Services Limited	1708894
Elementis Dormants Limited	3601010
Elementis Germany Limited	48664
H & C Acquisitions Limited	2193956
Agrichrome Limited	2228826
Rheox Limited	02442682
Abbey Chemicals Limited	544317
Wilkinmark Limited	1879046
W.P R. Marks Limited	1879047
W Luff Limited	468438
Linatex Limited	246713
Linatex Rubber Limited	453350

CERTIFIED COPY BOARD RESOLUTION
TAKEN FROM A MEETING OF THE BOARD OF DIRECTORS OF ELEMENTIS PLC HELD AT ASH HOUSE, FAIRFIELD AVENUE, STAINES, TW18 4ES ON THURSDAY 23 JANUARY 2003

RESIGNATION AND APPOINTMENT OF AUDITORS

(c) Resignation and Appointment of Auditors

Notice of the resignation of PricewaterhouseCoopers as auditors of the Company had been received and it was resolved:

(i) THAT PricewaterhouseCoopers LLP be appointed to fill the casual vacancy and hold office until the conclusion of the next annual meeting at which accounts are laid before the Company; and

(ii) THAT PricewaterhouseCoopers LLP take over the existing engagement letter between the Company and PricewaterhouseCoopers with immediate effect, on identical terms and conditions (but reading references to any PricewaterhouseCoopers entity or person as references to the corresponding PricewaterhouseCoopers LLP entity or person).

Certified a true copy of the original document
By Philip Brown, Company Secretary

Signature ....P A Brown........

Date ....18 February 2003....



The Companies Acts 1985 and 1989

Public Company Limited By Shares

MEMORANDUM

and

ARTICLES OF ASSOCIATION

of

ELEMENTIS PLC

(Reprinted 18 April 2003)

LOVELLS
65 Holborn Viaduct
London
EC1A 2DY
Tel: 020 7296 2000
Fax: 020 7296 2001

FILE COPY


DIEU ET MON DROIT

CERTIFICATE OF INCORPORATION

OF A PUBLIC LIMITED COMPANY

Company No. 3299608

The Registrar of Companies for England and Wales hereby certifies that SWEEPACTION PLC

is this day incorporated under the Companies Act 1985 as a public company and that the company is limited.

Given at Companies House, Cardiff, the 7th January 1997

R. C. Edwards

R. C. EDWARDS

N03299608O

For the Registrar of Companies

FILE COPY


DIEU ET MON DROIT

CERTIFICATE OF INCORPORATION

ON CHANGE OF NAME

Company No. 3299608

The Registrar of Companies for England and Wales hereby certifies that

SWEEPACTION PLC

having by special resolution changed its name, is now incorporated

under the name of

POLMARKET PLC

Given at Companies House, Cardiff, the 13th May 1997

MRS. L. PARRY



C03299608C

For the Registrar of Companies



FILE COPY


DIEU ET MON DROIT

CERTIFICATE OF INCORPORATION

ON CHANGE OF NAME

Company No. 3299608

The Registrar of Companies for England and Wales hereby certifies that

POLMARKET PLC

having by special resolution changed its name, is now incorporated under the name of

ELEMENTIS (1998) PLC

Given at Companies House, London, the 17th December 1997

C03299608G

L. Barnes

MRS. L. BARNES

For The Registrar Of Companies



FILE COPY


DIEU ET MON DROIT

CERTIFICATE OF INCORPORATION

ON CHANGE OF NAME

Company No. 3299608

The Registrar of Companies for England and Wales hereby certifies that

ELEMENTIS (1998) PLC

having by special resolution changed its name, is now incorporated under the name of

ELEMENTIS PLC

Given at Companies House, Cardiff, the 23rd February 1998

R. C. Edwards
R. C. EDWARDS

C03299608M

For The Registrar Of Companies



Company Number: 0097878

Elementis plc (the "**Company**")

At the third ANNUAL GENERAL MEETING of the Company held at the City Conference Centre, 80 Coleman Street, London EC2R 5BJ on Friday 28 April 2000 the following Ordinary Resolution was passed:

That:

(a) the authorised share capital of the Company will be and is hereby increased from £32,000,000 to £157,000,000 by the creation of 12,500,000,000 shares of 1 pence each ("Redeemable B Shares") having attached to them the rights and restrictions set out in the articles of association of the Company as proposed to be amended pursuant to this Resolution and, in addition to the authority of the Company conferred by Resolution 7, the Company be and is hereby authorised pursuant to Section 80 of the Companies Act 1985 to allot Redeemable B Shares up to an aggregate nominal amount of £125,000,000 and the authority hereby conferred will expire on 27 April 2005, save that the Company will be entitled before such expiry to make an offer or agreement which would or might require Redeemable B Shares to be allotted after such expiry and the Company will be entitled to allot Redeemable B Shares in pursuance of such an offer or agreement as if the authority conferred hereby had not expired;

(b) the directors of the Company be and are hereby authorised on one or more occasions to capitalise sums from the Company's merger reserve (up to an maximum of £125,000,000 in aggregate) to appropriate sums on one or more occasions not exceeding the amount so capitalised to the holders of Ordinary Shares on the register of members as at the close of business on a date or on dates determined by the directors of the Company (each a "Record Date") and to apply such sums on their respective behalf in paying up in full on one or more occasions up to a maximum of 12,500,000,000 Redeemable B Shares in aggregate and to allot such Redeemable B Shares to such holders on such basis for every Ordinary Share held on the relevant Record Date as the directors of the Company may on each occasion determine, provided that fractions of Redeemable B Shares will not be allotted and each Ordinary Shareholder's entitlement will be rounded up to the nearest whole number of Redeemable B Shares; and

(c) the amendments to the Articles of Association of the Company set out in the printed document produced to the meeting and initialled for the purpose of identification by the Chairman therof be and are hereby approved and adopted.

Company Number: 0097878

Elementis plc (the "**Company**")

At the sixth ANNUAL GENERAL MEETING of the Company held at The Lincoln's Inn Fields, London, WC2A 3ED on Thursday 24 April 2003 the following resolutions were passed, No 1 was passed as an Ordinary Resolution and Nos 2 and 3 as Special Resolutions:

1. That the authority conferred by Article 4.2 of the Company's Article of Association will be renewed (but without prejudice to the authority conferred by Resolution 10 passed at the Annual General Meeting held on 28 April 2000) and so that for this purpose the Section 80 amount will be £7,192,926 and the prescribed period will be the period from the date of this Meeting to the conclusion of the next Annual General Meeting of the Company or 23 July 2004, whichever shall be the earlier.

2. That the power conferred by Article 4.4 of the Company's Articles of Association be renewed and so that for this purpose the Section 89 amount will be £1,078,939 and the prescribed period will be the period specified in Resolution 1.

3. That the authority conferred on the Company at the fifth Annual General Meeting to make market purchases (as defined in Section 163(3) of the Companies Act 1985(as amended)) of ordinary shares of 5 pence each in the capital of the Company be hereby renewed provided that;

   (a) the maximum number of ordinary shares hereby authorised to be purchased is 43,157,558;

   (b) the minimum price which may be paid for such shares is 5 pence per share exclusive of expenses;

   (c) the maximum price, exclusive of expenses, which may be paid for each such share is an amount equal to 105 per cent of the average of the market values for such shares as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day on which the share is contracted to be purchased;

   (d) unless previously renewed, varied or revoked, the authority hereby conferred shall expire at the conclusion on the next Annual General Meeting of the Company or 23 April 2004, if earlier; and

   (e) the Company may make a contract to purchase its own shares under the authority hereby conferred prior to the expiry of such authority, which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of its own shares in pursuance of any such contract.

No. 3299608

The Companies Acts 1985 and 1989

PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

of

ELEMENTIS PLC

1. The Company's name is "Elementis plc".*

2. The Company is to be a public company.

3. The Company's registered office is to be situated in England and Wales.

4. The Company's objects are:**

(1) To act as and to perform all the functions of a holding company in all its branches, and for that purpose to acquire and hold for investment shares, stock, debentures, debenture stocks, bonds, options, obligations, notes and securities (or any right or interest therein) issued or guaranteed by any company, and debentures, debenture stock, bonds, options, obligations, notes and securities (or any right or interest therein) and issued or guaranteed by any government, sovereign, ruler, commissioners, public body or authority, supreme, municipal, local or otherwise, whether at home or abroad, and to leave money on deposit or otherwise with any bank or building society, local authority or any other party and to act as and to perform all the functions of a holding company.

---

* The Company was incorporated with the name Sweepaction plc and the name was changed to Polmarket plc on 13 May 1997. The name was changed to Elementis (1998) plc on 17 December 1997 and to Elementis plc on 23 February 1998.

** Amended by Special Resolution dated 24 December 1997.

(2) To acquire and hold any such shares, stock, debentures, debenture stock, bonds, options, obligations, notes or securities (or any right or interest therein) by original subscription, tender, purchase, exchange, underwriting, participation in syndicates or in any other manner and whether or not fully paid up, and to make payments thereon as called up or in advance of calls or otherwise and to subscribe for the same, either conditionally or absolutely, and to hold the same with a view to investment, but with power to vary any investments, and to exercise and enforce all rights and powers conferred by or incidental to the ownership thereof, and to invest and deal with the moneys of the Company not immediately required upon such securities and in such manner as may be from time to time determined.

(3) To carry on, acquire, undertake and execute any business, undertaking, transaction or operation whether manufacturing, financial, mercantile, agricultural, extractive or otherwise.

(4) To purchase, take on lease or in exchange, hire or otherwise acquire, and obtain options over, lands, buildings and generally any real or personal property, rights or privileges of any kind which the Company may deem necessary or convenient for or with reference to any of its objects, or capable of being profitably dealt with in connection with any of its property or rights for the time being.

(5) To apply for or acquire by purchase or otherwise, whether in the United Kingdom or elsewhere, any patents, patent rights, secret processes, trade marks, copyright or other rights or monopolies, licences, concessions and the like, and to use, exercise, develop or grant licences in respect of, or otherwise turn the same to account and to make, assist, or subsidise any experiments, researches or investigations.

(6) To purchase or otherwise acquire, obtain options over, take over, manage, supervise, control and undertake all or any part of the business, undertaking, goodwill, property, assets, rights and liabilities of any person or company, or to acquire the control of shares of any company or any interest therein and to act as a director or manager of any company.

(7) To improve, manage, develop, grant licences, easements and other rights over, exchange and in any other manner deal with or dispose of the undertaking, property, assets, rights and effects of the Company, or any part thereof, for such consideration as may be thought fit, and in particular for stock, shares, debentures, debenture stock or securities of any other company, whether fully or partly paid up.

(8) To pay for any property or rights acquired by the Company, and for any services rendered or to be rendered to the Company either in cash or in fully or partly paid shares, with or without preferred or deferred or guaranteed rights in respect of dividend or repayment of capital or otherwise, or in any securities which the Company has power to issue, or partly in one mode and partly in another and generally on such terms as may seem expedient.

(9) To lend any moneys or assets of the Company to such persons, firms or companies and on such terms as may be considered expedient, and either with or without security, and to invest and deal with moneys and assets of the Company not immediately required in any manner and to receive money and securities on deposit, at interest or otherwise.

(10) To borrow or raise money and to secure or discharge any debt or obligation of or binding on the Company in such manner as may be thought fit, and in particular by mortgages, or other charges upon the undertaking and all or any of the property and assets (present and future) and the uncalled or unpaid capital of the Company, or by the creation and issue on such terms and conditions as may be thought expedient of debentures or debenture stock, perpetual or otherwise, or other securities of any description.

(11) To give, enter into and/or accept any guarantee(s) or contract(s) of indemnity or suretyship and to guarantee, support or secure, either with or without the Company receiving any consideration or advantage therefor, and whether by personal covenant and/or by mortgaging or charging all or any part of the undertaking, property and assets, present and future (including its uncalled capital), of the Company and/or otherwise, the performance and discharge of the liabilities and obligations of every description of, and the payment and/or repayment of any moneys (including but not limited to principal, premiums, interest, dividends and other moneys secured by or payable under any obligations or securities) by any person, firm or company whatsoever including but not limited to any company which is for the time being (within the meaning of Section 736 of the Companies Act 1985) in relation to the Company its holding company, or another subsidiary of such holding company or a subsidiary of the Company, or which is controlled by the same persons as control the Company or which is associated with the Company in business or otherwise.

(12) To issue securities which the Company has power to issue by way of security and indemnity to any person whom the Company has agreed, or is bound or willing to indemnify, or in satisfaction of any liability undertaken or agreed to be undertaken

by the Company, and generally in every respect upon such terms and conditions and for such consideration (if any) as the Company may think fit.

(13) To establish or promote or concur in establishing or promoting any other company or companies for the purpose of acquiring or undertaking all or any of the assets and liabilities of this Company, or for any other purpose which may seem directly or indirectly calculated to benefit this Company or to advance the objects or interests thereof, or to take and otherwise acquire and hold or dispose of shares, stock, debentures, debenture stock or other securities of any such company or companies.

(14) To enter into any arrangements with any governments or authorities, supreme, municipal, local or otherwise, and to obtain from any such government or authority all rights, concessions and privileges that may seem conducive to the Company's objects or any of them.

(15) To amalgamate or enter into partnership with, and to co-operate in any way with or assist or subsidise any person, firm or company carrying on any business which this Company is authorised to carry on or possessed of property suitable for the purposes of the Company.

(16) To pay all expenses incident to the formation or promotion of this or any other company, and to remunerate any person or company for services rendered or to be rendered in placing or assisting to place or guaranteeing the placing of any of the shares in or debentures or debenture stock or other securities of the Company, or in or about the promotion, formation or business of the Company, or of any other company promoted wholly or in part by this Company.

(17) To draw, make, accept, endorse, discount, negotiate, execute and issue, and to buy, sell and deal with bills of exchange, promissory notes and other negotiable or transferable instruments or securities.

(18) To grant pensions or gratuities to any employees or officers (including Directors) or ex-employees or ex-officers (including ex-Directors) of the Company or of any company which is a subsidiary of the Company or is allied to or is associated with the Company or any such subsidiary company or the relations, connections or dependants of any such persons, and to pay or contribute to insurance schemes having such objects, and to establish or support associations, institutions, clubs, funds and trusts which may be considered likely to benefit any such persons or otherwise advance the interests of the Company or of its members, and to establish or contribute to any scheme for the purchase by trustees of fully paid

shares in the Company to be held for the benefit of employees of the Company, including any Director holding a salaried employment or office in the Company, and to lend money to the Company's employees to enable them to purchase fully paid shares in the Company, and to formulate and carry into effect any scheme for sharing the profits of the Company with its employees or any of them.

(19) To subscribe or guarantee money for any national, charitable, benevolent, public, general or useful object, or for any exhibition, or for any purpose which may seem likely, directly or indirectly to further the objects of the Company or the interests of its members.

(20) To distribute among the members of the Company in specie by way of dividend or bonus or upon a return of capital any property or assets of the Company, or any proceeds of sale or disposal of any property or assets of the Company but so that no distribution amounting to a reduction of capital be made except with the sanction (if any) for the time being required by law.

(21) To hold in the names of others any property which the Company is authorised to acquire and to do all or any of the things and matters aforesaid in any part of the world and either as principal, agent, contractor, trustee or otherwise, and by or through trustees, agents, sub-contractors or otherwise, and either alone or in conjunction with others; and to accept property on trust and to act as trustee, executor, administrator or attorney either gratuitously or otherwise.

(22) To procure the Company to be registered or incorporated in any part of the world.

(23) To do all such other things and to carry on such other business or businesses whatsoever and wheresoever as may, in the opinion of the Company, be necessary, incidental, conducive or convenient to the attainment of the above objects or any of them, or calculated directly or indirectly to enhance the value of or render profitable any of the Company's property, assets or rights, or otherwise likely in any respect to be advantageous to the Company.

AND it is hereby declared that the word "company" in this clause, except where used in reference to this Company, shall be deemed to include any partnership or other body of persons, whether incorporated or not incorporated, and whether domiciled in the United Kingdom or elsewhere and further the intention is that the objects specified in each paragraph of this clause shall, except where otherwise expressed in such paragraph, be independent main objects and be in no wise limited or restricted by reference to or inference from the terms of any other paragraph or the name of the Company.

5. The liability of the members is limited.

6. The Company's share capital is £157,000,000 divided into 640,000,000 ordinary shares of 5p each and 12,500,000,000 Redeemable B Shares of 1p each*

---

* As altered by ordinary resolution passed on 24 December 1997 and by special resolution passed on 28 April 2000. The original capital of the Company was £50,000 divided into 50,000 shares of £1 each.

WE, the subscribers to this Memorandum of Association, wish to be formed into a company pursuant to this Memorandum; and we agree to take the number of shares shown opposite our respective names.

Names and Addresses of Subscribers	Number of shares taken by each Subscriber
MICHAEL HARRINGTON 28 Arlington Avenue LONDON N1 7AX	ONE
ZOE DOLPHIN 63 Nickleby Close Thamesmead LONDON SE28 8LY	ONE

Dated this 1st day of July 1996

WITNESS to the above Signatures:

JOANNE VINES
22 Gittens Close
Durham Hill
Bromley
BR1 5LA

No. 3299608

The Companies Acts 1985 and 1989

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

ELEMENTIS PLC

(Adopted by Special Resolution passed on 24 December 1997)*

1. Table A set out in the Schedule to The Companies (Tables A to F) Regulations 1985 shall not apply to the Company.

2. In these Articles the following words shall bear the following meanings:

WORDS	MEANINGS
the Act	the Companies Act 1985 as amended by the Companies Act 1989;
these Articles	these Articles of Association as originally adopted or as from time to time altered;

* Note that in this reprinted version paragraphs within Articles which were previously lettered (e.g. as 4(A)) are now numbered (eg as 4.1).

LIB01/C3RMU/801147.04

address	has the same meaning as in the Act and, in relation to Electronic Communication, may include any number or address used for the purpose of such communication;
Board	the Board of Directors of the Company or the Directors present at a meeting of the Directors at which a quorum is present;
Communication	has the meaning given by the Electronic Communications Act 2000;
Electronic Communication	has the meaning given by the Electronic Communications Act 2000;
Executive Director	a Director of the Company who holds an executive office (including but not limited to a Managing Director, Joint Managing Director or Assistant Managing Director) or other executive position with the Company or whose terms of service provide, or whose services are supplied, for the performance of executive duties on behalf of the Company;
the London Stock Exchange	London Stock Exchange plc;
Month	calendar month;
Office	the registered office for the time being of the Company or in the case of any Electronic Communication, the address specified by the Board for the purpose of receiving such Electronic Communication;
Register	the Register of Members of the Company;
the Regulations	The Uncertificated Securities Regulations 1995 (SI 1995 No. 3272) and any modification thereof or any regulations in substitution therefor for the time being in force;
Relevant System	the computer-based system, and procedures, which enable title to units of a security to be evidenced and transferred without a written instrument;
Seal	the Common Seal of the Company;
Securities Seal	an official seal kept by the Company by virtue of Section 40 of the Act;
Statutes	the Act and every other statute or regulations concerning companies and affecting the Company and any modification or re-enactment of it or them for the time being in force; and

United Kingdom	Great Britain and Northern Ireland.

"In writing" and **"written"** shall include typing, printing, lithography, photography and other modes of representing or reproducing words in a visible form, including an Electronic Communication;

"Paid up" shall include credited as paid up;

Words importing the singular shall include the plural and vice versa;

Words importing the masculine gender shall include the feminine;

Words importing persons shall include corporations;

The expression **"Secretary"** shall (subject to the provisions of the Statutes) include an Assistant or Deputy Secretary and any person appointed by the Board to perform any of the duties of the Secretary;

A reference to shares or debentures in **"uncertificated form"** means shares or debentures title to which is recorded in the register of members or the register of debenture holders as the case may be as being held in such form and which by virtue of the Regulations may be transferred by means of a Relevant System and a reference to shares or debentures in **"certificated form"** means shares or debentures title to which is not so recorded and may not be so transferred; and

References to a document being executed or signed include references to its being executed or signed under hand or under seal or by electronic signature or by any other method approved by the Board and references to a document include references to any information in visible form whether having physical substance or not.

In these Articles, (a) powers of delegation shall not be restrictively construed but the widest interpretation shall be given thereto; (b) the word **"Board"** or **"Directors"** in the context of the exercise of any power contained in these Articles includes any committee consisting of one or more Directors, any Director holding executive office and any local or divisional Directors, managers or agent of the Company to which or, as the case may be, to whom the power in question has been delegated; (c) no power of delegation shall be limited by the existence or, except where expressly provided by the terms of delegation, the exercise of that or any other power of delegation; and (d) except where expressly provided by the terms of delegation, the delegation of a power shall not exclude the concurrent exercise of that power by any other body or person who is for the time being authorised to exercise it under these Articles or under another delegation of the power.

3. Subject to the provisions of the last preceding Article and unless the context otherwise requires, words or expressions contained in these Articles bear the same meaning as in the Statutes but excluding any statutory modification thereof not in force when these Articles are adopted.

SHARES

4.1 The share capital of the Company is £157,000,000 divided into 640,000,000 Ordinary Shares of 5p each and 12,500,000,000 Redeemable B Shares of 1p each.*

4.2 The Board is generally and unconditionally authorised for the purpose of Section 80 of the Act to exercise any power of the Company to allot relevant securities up to an aggregate nominal amount equal to the Section 80 amount for each prescribed period. The Company may, before the expiry of a prescribed period, make any offer or agreement which would or might require relevant securities to be allotted after such expiry and the Board may, notwithstanding such expiry, allot relevant securities in pursuance of such offer or agreement as if the prescribed period during which such offer or agreement was made had not expired.

4.3 All unissued shares shall be at the disposal of the Board who may (subject to the provisions of the Statutes and as otherwise provided by these Articles) allot, grant options over or otherwise deal with or dispose of them to such persons, at such times and generally on such terms and conditions as it thinks proper.

4.4 The Board shall have power for each prescribed period to allot equity securities for cash pursuant to the authority conferred by Article 4.2 as if Section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to:

(a) any allotment of equity securities which are offered to (i) all holders (at a date selected by the Board) of issued Ordinary Shares (as nearly as practicable) in proportion to the number of Ordinary Shares respectively held by them and (ii) holders (at a date selected by the Board) of other equity securities to the extent expressly required or (if considered appropriate by the Board) permitted by the rights attached thereto but subject to such exclusions or other arrangements as the Board may deem necessary or expedient in relation to fractional entitlements, directions from any shareholder to deal in some other manner with his entitlements, or any legal, regulatory or practical problems under the laws of any

* As altered by Ordinary Resolution passed on 24 December 1997 and Ordinary Resolution passed on 28 April 2000. The previous capital of the Company was £50,000 divided into 50,000 Ordinary Shares of £1 each.

overseas territory or the requirements of any regulatory body or stock exchange in any territory;

(b) any allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal amount equal to the Section 89 amount.

4.5 The Company may, before the expiry of a prescribed period, make any offer or agreement which would or might require equity securities to be allotted after such expiry and the Board may, notwithstanding such expiry, allot equity securities in pursuance of such offer or agreement as if the prescribed period during which such offer or agreement was made had not expired.

4.6 In this Article 4:

"prescribed period" means any period for which the authority conferred by paragraph (B) of this Article is given or renewed by ordinary or special resolution of the Company stating the Section 80 amount and/or the power conferred by Article 4.4 is given or renewed by special resolution of the Company stating the Section 89 amount;

"Section 80 amount" means for, any prescribed period, the amount stated in the relevant ordinary or special resolution; and

"Section 89 amount" means, for any prescribed period, the amount stated in the relevant special resolution.

5. Except as permitted by the Statutes, the Company shall not give any financial assistance directly or indirectly for the purpose of the acquisition or the proposed acquisition of any shares in the Company or its holding company (if any) nor for the purpose of reducing or discharging any liability incurred for the purpose of such acquisition.

6.1 Subject to the provisions of the Statutes as to authority to allot securities, pre-emption rights and otherwise and of any resolution of the Company relating thereto, the whole of the shares of the Company for the time being unissued shall be under the control of the Board, who may allot, grant options over or otherwise dispose of the same to such persons, at such times and upon such terms and conditions as it may determine.

6.2 Subject to the provisions of the Statutes and to any rights conferred on the holders of any other shares, any share may be issued which is to be redeemed, or is to be liable to be redeemed at the option of the Company or the holder.

7. In addition to all other powers of paying commissions, the Company may exercise any powers conferred by the Statutes of applying its shares or capital moneys in paying commissions to persons subscribing or procuring subscriptions for shares of the Company or agreeing so to do, whether absolutely or conditionally: Provided that the rate per cent. or the amount of the commission paid or agreed to be paid shall be disclosed in the manner required by the Statutes and shall not exceed 10 per cent. of the price at which the shares in respect of which the commission is paid are issued or an amount equivalent thereto. The Company may also on any issue of shares pay such brokerage as may be lawful.

8. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and (except only as by these Articles or by law otherwise provided) the Company shall not be bound by or recognise any interest in any share except an absolute right to the entirety thereof in the registered holder.

CERTIFICATES

9.1 Unless otherwise determined by the Board and permitted by the Regulations, no person shall be entitled to receive a certificate in respect of any share for so long as the title to that share is evidenced otherwise than by a certificate and for so long as transfers of that share may be made otherwise than by a written instrument by virtue of the Regulations. The Board shall have power to implement any arrangements it may, in its absolute discretion, think fit in relation to the evidencing and transfer of shares in uncertificated form (subject always to the Regulations and the facilities and requirements of the Relevant System concerned).

9.2 Conversion of shares in certificated form into shares in uncertificated form and vice versa may be made in such manner as the Directors may, in their absolute discretion, think fit (subject always to the Regulations and the facilities and requirements of the Relevant System concerned).

9.3 The Company shall enter on the register how many shares are held by each member in uncertificated form and in certificated form and shall maintain the register in each case as is required by the Regulations and the Relevant System concerned. Unless the Directors otherwise determine, holdings of the same holder or joint holders in certificated form and uncertificated form shall be treated as separate holdings.

9.4 A class of share shall not be treated as two classes by virtue only of that class comprising both shares in certificated form and shares in uncertificated form or as a result of any provision of these Articles or the Regulations which apply only in respect of shares in certificated form or shares in uncertificated form.

9.5 The Company shall not be bound to register more than four persons as the joint holders of a share, except in the case of executors or trustees of a deceased member.

9.6 The provisions of Article 11 shall not apply to shares or debentures in uncertificated form.

9.7 Notwithstanding any other provision of these Articles any provision in these Articles which is inconsistent with the Regulations in relation to the holding of shares in uncertificated form or the transfer thereof by means of a Relevant System shall not apply in relation to any shares which are to be so held or transferred and shall accordingly be construed as if such provision incorporates such amendment as may be necessary to make the same consistent with the Regulations.

10.1 Every certificate for shares or debentures shall (subject to Article 127.2) be issued under the Seal or under the Securities Seal or bear an imprint or representation of the Seal or the Securities Seal or such other form of authentication, including any representation produced by mechanical, electronic, laser or other means as the Directors may determine and, subject as hereinafter provided, if issued under the Seal, shall bear the autographic signatures of at least one Director and the Secretary: Provided that the Board may by resolution determine that such signatures or either of them shall be dispensed with or shall be affixed by some mechanical, electronic, laser or other means.

10.2 Certificates for shares or debentures registered in an overseas branch register for use in a place in which the Company has an official seal may be issued under such seal or bearing an imprint or representation of such seal, in which event the certificates need not be signed or authenticated.

11.1 Subject to the provisions of these Articles, every member (other than a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange in respect of whom the Company is not by law required to complete and have ready for delivery a certificate) shall be entitled without payment to one certificate for all his shares of each class or, upon payment of such reasonable sum as the Board shall determine for each additional certificate, to several certificates each for one or more of such shares: Provided that in the case of any share registered in the names of two or more persons the Company shall not be bound to issue more than one certificate in respect thereof to all the joint holders, and delivery of such certificate to any one of them shall be sufficient delivery to all. Where a member transfers part of the shares to which any certificate relates he shall be entitled to a certificate for the balance thereof without payment. Every certificate shall specify the number and class and

distinguishing numbers (if any) of the shares to which it relates and the amount paid up thereon.

11.2 Subject to the provisions of the Statutes, the Company shall within one month after the allotment of any of its shares or debentures, and within fourteen days after lodgement with the Company of any duly stamped and valid transfer of any of its shares or debentures, complete and have ready for delivery the certificates for the shares or the debentures so allotted or transferred, unless the conditions of issue of the shares or debentures otherwise provide or unless the shares or debentures are allotted or transferred as the case may be to a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange in respect of whom the Company is not by law required to complete and have ready for delivery a certificate.

12. If at any time all the issued shares of the Company, or all the issued shares of a particular class, are fully paid up and rank pari passu for all purposes, none of those shares shall thereafter (subject to any resolution of the Board to the contrary) have a distinguishing number so long as it remains fully paid up and ranks pari passu for all purposes with all shares of the same class for the time being issued and fully paid up.

13. If any certificate is worn out or defaced or is alleged to have been stolen, destroyed or lost, it may be renewed on such terms as to evidence, indemnity and the payment of the Company's exceptional out of pocket expenses as the Board may require and (in the case of wearing out or defacement) on surrender of the old certificate.

RIGHTS ATTACHED TO THE REDEEMABLE B SHARES

14. The rights and restrictions attaching to the Redeemable B Shares of 1p each in the capital of the Company ("**Redeemable B Shares**") shall be as set out below:-

14.1 **Income:**

(a) Out of the profits available for distribution in respect of each financial year or other accounting period of the Company, the holders of the Redeemable B Shares shall be entitled, in priority to any payment of dividend to the holders of any Ordinary Shares, to be paid a non-cumulative preferential dividend (the "**B Preferential Dividend**") on each B Share held by them respectively, at such rate on the nominal value thereof (excluding the amount of any tax credit or withholding tax deductible) as is calculated in accordance with Articles 14.1(b) and 14.1(c), such dividend to be paid half-yearly in arrears on 2 May and 2 November in each year, or if any such date would otherwise fall on a date which is not a business day (as defined below), it shall be postponed to the next day which is a business day

(without any interest or payment in respect of such delay) (each a **"B Dividend Payment Date"**).

(b) The rate per annum of the B Preferential Dividend shall be 75% of the London inter-bank offered rate (**"LIBOR"**) for six month deposits in Pounds Sterling calculated as follows. Each six monthly period ending on 2 May or 2 November is called a **"B Dividend Calculation Period"**. Subject to Article 14.1(f), for each B Dividend Calculation Period, the rate of the B Preferential Dividend shall be 37.5% of the LIBOR per annum for six month deposits in Pounds Sterling which appears on the display designated as page 3750 on the Telerate Monitor (or such other page or service as may replace it for the purpose of displaying LIBOR of leading banks for Pounds Sterling deposits) at or about 11.00 a.m. (London time) on the first day of such B Dividend Calculation Period.

(c) If the offered rate so appearing is replaced by the corresponding rates of more than one bank, then Article 14.1(b) shall be applied, with the LIBOR rate for the relevant B Dividend Calculation Period being taken as the arithmetic mean, (rounded upward, if necessary, to the nearest 1/16%) of the rates (being at least two) which so appear, as determined by the Reference Agent (as defined below). If for any other reason such offered rates do not so appear, or if the relevant page is unavailable, the Company (or its Reference Agent) will request each of the banks whose offered rates would have been used for the purposes of the relevant page (as determined by the Reference Agent (as defined below)) through its principal London office (the **"Reference Banks"**) to provide the Company (or such agent) with its offered quotation to leading banks for Pounds Sterling deposits for the B Dividend Calculation Period concerned in London as at 11.00 a.m. (London time) on the first business day of such B Dividend Calculation Period. The rate for such B Dividend Calculation Period shall be the arithmetic mean (rounded upward, if necessary, to the nearest 1/16%) of such quotations (or such of them, being at least two, as are so provided), as determined by the Reference Agent.

(d) In this Article 14, the expression **"business day"** means a day upon which Pounds Sterling deposits may be dealt in on the London inter-bank market and commercial banks are generally open in London; **"Reference Agent"** means Cazenove & Co or such other agent as the Company shall appoint from time to time; and **"non-cumulative"** means that the B Preferential Dividend payable on each B Dividend Payment Date is payable out of the profits of the Company available for distribution in respect of the accounting reference period in which the B Dividend Payment Date falls (including any reserves representing profits made in previous accounting periods) without any right in the case of a deficiency to pay

B Preferential Dividends out of profits made in subsequent accounting reference periods.

(e) Payments of B Preferential Dividends shall be made to holders of Redeemable B Shares on the Register of Members of the Company on a date selected by the Board being not less than 15 days nor more than 42 days (or, in default of selection by the Board, the date falling 15 days) prior to the relevant B Dividend Payment Date. The aggregate entitlement of each holder of Redeemable B Shares in respect of the B Preferential Dividend on all Redeemable B Shares held by him shall be rounded down to the nearest whole penny.

(f) If Redeemable B Shares are issued on a day other than a B Dividend Payment Date, the B Preferential Dividend in respect of those Redeemable B Shares for the B Dividend Calculation Period in which they were issued shall be reduced pro rata to the number of days remaining in that B Dividend Calculation Period (from, but excluding, the day on which those Redeemable B Shares were issued).

(g) Save as provided in Article 14.3 below, the holders of the Redeemable B Shares shall not be entitled to any further rights of participation in the profits of the Company.

(h) All B Preferential Dividends which are unclaimed for a period of 12 years from the date when the B Preferential Dividend became due for payment shall be forfeited and shall revert to the Company.

14.2 **Capital:**

(a) On a return of capital on a winding-up, the surplus assets of the Company remaining after payment of its liabilities shall be applied:-

(i) first, in paying to each holder of the Redeemable B Shares, in respect of each B Share held by him, the sum in pence equal to:-

$$1 + (C \, x \, \frac{D}{365})$$

where:-

C is 75% of LIBOR, expressed as a percentage;

D is the number of days comprised in the period (the **"Relevant B Share Period"**) commencing on the date following the B Dividend Payment Date

preceding the date of the return of capital (or, in respect of any Redeemable B Shares which were issued after that B Dividend Payment Date, (except for the purposes of determining LIBOR) commencing on the date following the date of their issue) and ending on the date of such return of capital.

For these purposes, **"LIBOR"** shall mean the London inter-bank offered rate for six month deposits in Pounds Sterling to be determined in accordance with Articles 14.1(b) and 14.1(c) as if the references therein to the B Dividend Calculation Period were (unless the context otherwise requires) references to the Relevant B Share Period.

If on a return of capital on a winding-up the amounts available for payment are insufficient to cover in full the amounts payable on the Redeemable B Shares, the holders of such shares will share rateably in the distribution of assets (if any) in proportion to the full preferential amounts to which they are entitled.

The aggregate entitlement of each holder of Redeemable B Shares under this Article 14.1(a)(i) in respect of all the Redeemable B Shares held by him shall be rounded down to the nearest whole penny; and

(ii) after paying such sums as may be due to holders of any other class of shares in the capital of the Company, any remaining surplus shall be distributed rateably amongst the holders of the Ordinary Shares (according to the amounts paid up on their respective holdings of such shares).

14.3 **Redemption of the Redeemable B Shares**

(a) The Company may at any time and from time to time declare a redemption period during which the B Shareholders may elect to have their Redeemable B Shares redeemed at their nominal value of 1p each and on the terms and conditions announced by the Company at that time. The Company will deliver an announcement to the Company Announcements Office of the London Stock Exchange and, if the Company so decides, by written notice to the holders of Redeemable B Shares, specifying a date or period for redemption, the place at which the certificates for such Redeemable B Shares are to be presented for redemption and any other terms and conditions in relation to such redemption. Such terms and conditions may include a requirement that only Redeemable B Shares which have been in issue for a minimum period will qualify for redemption

pursuant to such offer to redeem. The Company shall on the date or during the period for redemption specified redeem any Redeemable B Shares in respect of which acceptances are received by the Company from holders of Redeemable B Shares in accordance with the terms and conditions of such offer to redeem.

(b) At any time on or after 27 April 2005 or at any time when the aggregate nominal value of the Redeemable B Shares in issue is less than 10 per cent of the aggregate nominal value of all Redeemable B Shares issued prior to that time, the Company may elect, at its own discretion, to redeem all of the Redeemable B Shares at their nominal value of 1p each by not less than 28 days' prior written notice to the holders of Redeemable B Shares, specifying a date for redemption which shall be a B Dividend Payment Date and the place at which the certificates for such Redeemable B Shares are to be presented for redemption. The Company shall, having paid any B Preferential Dividend due and payable in respect of the B Dividend Calculation Period ending on the Redemption Date, on the date specified redeem at par such Redeemable B Shares whether or not acceptances are received from holders thereof.

(c) **"Redemption Date"** means, in the case of a redemption pursuant to Articles 14.3(a) or 14.3(b), the date for redemption, respectively, referred to therein, or, in the case of a period for redemption having been notified pursuant to Article 14.3(a), any date during such period on which the Company elects to redeem Redeemable B Shares.

(d) Upon or prior to a Redemption Date, each holder of a B Share due to be redeemed shall deliver the relevant share certificate(s) for his or her Redeemable B Shares to the Company, save where the Company, in its own discretion, otherwise agrees. If any holder of Redeemable B Shares to be redeemed shall fail or refuse to deliver up the certificate(s) for his shares, save as aforesaid, the Company may retain the amount due on redemption until delivery up to the Company of such certificate(s) or of an indemnity in respect thereof satisfactory to the Company (a **"Lost Share Certificate Indemnity"**), whereupon it shall within five business days pay the amount due on redemption to such holder.

(e) With effect from a Redemption Date, the B Preferential Dividend shall cease to accrue on the Redeemable B Shares due to be redeemed except on any such Redeemable B Shares in respect of which, upon due presentation of the certificate(s) relating thereto or Lost Share Certificate Indemnity, the Company shall fail to pay the moneys due on such redemption, in which case (subject to the terms and conditions of any redemption offer pursuant to Article 14.3(a)) the B Preferential Dividend on such shares shall continue to accrue and be payable in

accordance with Article 14.3(a) from and including the date of presentation of the relevant share certificate(s) or a Lost Share Certificate Indemnity until the date when the said amount due on redemption is paid by the Company to the holder of such shares.

(f) The receipt by the registered holder for the time being of any Redeemable B Shares or, in the case of joint registered holders, the receipt by any of them of the moneys payable on redemption thereof shall constitute an absolute discharge to the Company in respect thereof.

(g) If the Redemption Date is not a business day, then payment of the amount due on redemption otherwise payable on such Redemption Date will be made on the next succeeding business day and without any interest or payment in respect of such delay.

14.4 Voting

The holders of the Redeemable B Shares shall not be entitled, in respect of their holdings of such shares, to receive notice of any General Meetings of the Company or to attend, speak or vote at any such General Meeting unless the business of the meeting includes the consideration of a resolution for the winding-up of the Company in which case the holders of the Redeemable B Shares shall have the right to attend the General Meeting and shall be entitled to speak and vote only on such resolution. Whenever the holders of the Redeemable B Shares are entitled to vote at a General Meeting of the Company upon any such resolution proposed at such General Meeting, on a show of hands, or on a poll, every holder thereof who (being an individual) is present in person or, in respect of a poll only, by proxy or (being a corporation) by representative or proxy shall have one vote for every B Share of which he is a holder.

14.5 Class rights and general

The Company may from time to time effect a reduction of its capital (other than the capital paid up on the Redeemable B Shares and subject to the provisions of the Companies Acts) or create, allot and issue further shares, whether ranking *pari passu* with, in priority to or deferred to the Redeemable B Shares, and such reduction or capital or creation, allotment or issue of any such further shares (whether or not ranking in any respect in priority to the Redeemable B Shares and whether or not the same confer on the holders voting rights more favourable than those conferred by the Redeemable B Shares) shall be deemed not to vary the rights attaching to the Redeemable B Shares for any purpose.

14.6 **Transferability**

The Redeemable B Shares will be transferable by instrument of transfer in usual or common form.

VARIATION OF RIGHTS

15.1 Subject to the provisions of the Statutes, the rights attached to any class of shares for the time being forming part of the capital of the Company may be varied or abrogated, either while the Company is a going concern or during or in contemplation of a winding-up, with the consent in writing of the holders of three-fourths of the issued shares of the class, or with the sanction of an Extraordinary Resolution passed at a Separate Meeting of holders of the shares of the class. To every such Separate Meeting all the provisions of these Articles relating to General Meetings of the Company or the proceedings thereat shall mutatis mutandis apply, but so that the necessary quorum (other than at an adjourned meeting) shall be two persons holding or representing by proxy at least one-third in nominal value of the issued shares of the class, and at an adjourned meeting shall be one person holding shares of the class or his proxy, and that every holder of shares of the class present in person or by proxy shall, on a poll, have one vote in respect of every share of the class held by him and shall be entitled to demand a poll. The foregoing provisions of this Article shall apply to the variation or abrogation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class the special rights whereof are to be varied.

15.2 The rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith or subsequent thereto.

15.3 The provisions of these Articles relating to General Meetings of the Company or the proceedings thereat shall mutatis mutandis apply to any meeting of the holders of a class held otherwise than in connection with the variation or abrogation of the rights attached to shares of that class.

CALLS ON SHARES

16. The Board may from time to time make such calls as the Board may think fit upon the members in respect of the amounts unpaid on their shares (whether on account of the nominal value of the shares or by way of premium) and not by the conditions of allotment made payable at fixed times.

17. Any call may be made payable either in one sum or by instalments, and each member upon whom a call is made shall be liable to pay the amount of the call to the person and at the time or times and place appointed by the Board. A call may be revoked in whole or part or the time fixed for its payment may be postponed by the Board. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

18. A call shall be deemed to have been made at the time when the resolution of the Board authorising the call was passed.

19. Joint holders of a share shall be jointly and severally liable for the payment of all calls in respect thereof.

20. The Board may, on the issue of shares, differentiate between the allottees or holders of such shares as to the amount of calls to be paid and the times of payment.

21. Any sum which by the terms of issue of a share is made payable upon allotment or at any fixed date (whether on account of the nominal value of the share or by way of premium) shall for all purposes of these Articles be deemed to be a call duly made and payable on such fixed date, and in the case of non-payment all the provisions of these Articles as to payment of interest, forfeiture or otherwise shall apply as if such sum were a call duly made and notified.

22. If any sum in respect of a call is not paid before or on the day appointed for payment thereof the person from whom the sum is due shall pay interest on the sum from the day appointed for the payment to the time of actual payment, at such reasonable rate as the Board may determine or, failing such determination, at the rate of 10 per cent. per annum, and shall also pay all expenses that may have been incurred by the Company by reason of the non-payment of such sum, but the Board may waive payment of such interest and expenses in whole or in part.

23. The Board may, if it thinks fit, receive from any member willing to advance the same all or any part of the moneys payable in respect of any shares held by him beyond the amount of the calls actually made thereon; and upon the moneys so advanced, or so much thereof as shall from time to time exceed the amount of the calls due upon such shares, the Company may pay interest at such rate not exceeding 10 per cent. per annum as the member and the Board shall agree upon, but no part of such moneys shall be included or taken into account in ascertaining the amount of the dividend payable upon the shares in respect of which such advance has been made.

FORFEITURE

24. If any member fails to pay the whole or any part of any call on or before the day appointed for the payment thereof the Board may, at any time thereafter during such time as the call or any part thereof remains unpaid, serve a notice on him requiring him to pay such call or such part thereof as remains unpaid, together with any interest which may have accrued and any expenses incurred by the Company by reason of such non-payment.

25. The notice shall name a further day (not being less than fourteen days from the date of service of the notice) on or before which and the place where the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time and at the place appointed the shares in respect of which the call was made will be liable to be forfeited.

26. If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may at any time thereafter, before payment of all calls and interest due in respect thereof has been made, be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all dividends or other moneys payable in respect of the forfeited shares and not actually paid before the forfeiture.

27. A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Board thinks fit, and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Board thinks fit, but so that unless such share shall have been previously disposed of the Board shall cancel the same not later than three years from the date of forfeiture.

28. A person whose shares have been forfeited or cancelled shall cease to be a member in respect of such shares and in the case of shares in certificated form shall surrender to the Company for cancellation the certificate for the shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which, at the date of forfeiture, were payable by him to the Company in respect of the shares with interest at the rate at which interest was payable on those moneys before the forfeiture or, if no interest was so payable, at a rate not exceeding 20 per cent. per annum, to be determined by the Board from the date of forfeiture until payment, but the Board may waive payment wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.

29. A statutory declaration that the declarant is a Director or the Secretary of the Company, and that a share in the Company has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration, if any, given for the share on any sale, re-allotment or disposition thereof and the Board may authorise any person to transfer the share or, in the case of a share for the time being in

uncertificated form, authorise any person to transfer such share, in accordance with the facilities and requirements of the Relevant System concerned, in each case in favour of the person to whom the share is sold or otherwise disposed of and he shall thereupon be registered as the holder of the share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale, re-allotment or other disposal of the share.

LIEN

30. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys, whether immediately payable or not, called or payable at a fixed time in respect of such share. The Company's lien (if any) on a share shall extend to all dividends and other moneys payable thereon or in respect thereof. The Board may resolve that any share shall for some specified period be exempt from the provisions of this Article. Unless otherwise agreed, the registration of a transfer of any share shall operate as a waiver of the Company's lien (if any) on such share.

31. The Company may sell, in such manner as the Board thinks fit, any share on which the Company has a lien, but no sale shall be made unless a sum in respect of which the lien exists is immediately payable, nor until the expiration of fourteen days after a notice in writing, stating and demanding payment of such sum and giving notice of intention to sell in default, shall have been given to the holder for the time being of the share or to the person entitled by reason of his death or bankruptcy to the share.

32. The net proceeds of such sale, after payment of the costs of such sale, shall be applied in or towards payment or satisfaction of any sum immediately payable in respect of which the lien existed, and any residue shall, subject to a like right to retain in respect of any moneys not immediately payable as the lien existing on the share prior to the sale (and in the case of shares in certificated form subject to surrender to the Company for cancellation of the certificate for the share sold), be paid to the person registered as holder of the share at the time of the sale. For giving effect to any such sale the Board may authorise some person to transfer the share sold to the purchaser thereof. The purchaser shall be registered as the holder of the share so transferred and shall not be bound to see to the application of the purchase money, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the sale. A statutory declaration that the declarant is a Director or the Secretary of the Company, and that a share in the Company has been duly sold pursuant to Article 30 on a date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share.

TRANSFER OF SHARES

33.1 Shares in the Company in certificated form shall be transferred by instrument of transfer in any usual or common form, or in such other form as shall be approved by the Board. The instrument of transfer of a share in certificated form (which need not be under seal) shall be signed by or on behalf of the transferor: Provided that in the case of a partly paid share in certificated form the instrument of transfer must also be signed by or on behalf of the transferee.

33.2 All transfers of shares in uncertificated form shall be made in accordance with and be subject to the Regulations and the facilities and requirements of the Relevant System concerned and, subject thereto, in accordance with any arrangements made by the Board pursuant to Article 9.

33.3 In relation to all transfers of shares, the transferor shall be deemed to remain the holder of the share concerned until the name of the transferee is entered in the Register as the holder thereof.

34. The Board may, in its absolute discretion and without giving any reason, refuse to register a transfer of any share which is not fully paid up provided that, where any such shares are admitted to the Official List of the London Stock Exchange, such discretion may not be exercised in such a way as to prevent dealings in the shares of that class from taking place on an open and proper basis.

35.1 The Board may also refuse to recognise any instrument of transfer in respect of any share in certificated form unless:

(a) it is duly stamped, is deposited at the Office or such other place as the Board may appoint, and (except in the case of a transfer by a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange where a certificate has not been issued in respect of the shares) is accompanied by the certificate for the shares to which it relates, and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer; and

(b) it is in respect of only one class of shares.

35.2 The Board may also refuse to register a transfer of any share (whether in certificated form or not and whether fully paid or not):

(a) to an entity which is not a natural or legal person;

(b) to a minor; or

(c) to more than four persons to be held jointly by them.

35.3 The Board may also refuse to register a transfer of shares in uncertificated form in such other circumstances as may be permitted by the Regulations and the requirements of the Relevant System concerned.

35.4 If the Board refuses to register a transfer of any share it shall within two months after the date on which the transfer was lodged with the Company or, in the case of an uncertificated share, the date on which the appropriate instruction was received by or on behalf of the Company in accordance with the Regulations send to the transferee notice of the refusal.

36. The Company shall not charge any fee in respect of the registration of any transfer, probate, letters of administration, certificate of marriage or death, power of attorney, stop notice, order of court or other document or instruction relating to or affecting the title to any share.

37. The registration of transfers may be suspended at such times and for such periods as the Board may from time to time determine, and either generally or in respect of any class of shares, provided always that such registration shall not be suspended for more than thirty days in any year and such suspension shall only apply to shares in uncertificated form with the prior consent of the operator of the Relevant System concerned.

38. Nothing in these Articles shall preclude the Board from recognising renunciation of any share by the allottee thereof in favour of some other person.

39. The Company shall be entitled to destroy all instruments of transfer of shares and all documents on the faith of which entries have been made in the Register at any time after the expiration of six years from the date of registration thereof, and all dividend mandates and notifications of change of name or address at any time after the expiration of two years from the date of the recording thereof, and all share certificates which have been cancelled at any time after the expiration of one year from the date of such cancellation, and it shall conclusively be presumed in favour of the Company that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and every share certificate so destroyed was a valid and effective document duly and properly cancelled and every other document mentioned above so destroyed was a valid

and effective document in accordance with the recorded particulars thereof in the books or records of the Company: Provided that:

(a) the previous provisions of this Article shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;

(b) nothing contained in this Article shall be construed as imposing upon the Company any liability in respect of the destruction of any document earlier than as aforesaid or in any other circumstances in which liability would not attach to the Company in the absence of this Article; and

(c) references in this Article to the destruction of any document include references to the disposal thereof in any manner.

TRANSMISSION OF SHARES

40. In the case of the death of a member, the survivors or survivor where the deceased was a joint holder, and the legal personal representatives of the deceased where he was a sole or only surviving holder, shall be the only persons recognised by the Company as having any title to his interest in any share; but nothing contained in this Article shall release the estate of a deceased joint holder from any liability in respect of any share which had been jointly held by him with any other person.

41. Any person becoming entitled to a share in consequence of the death or bankruptcy of any member or of any other event giving rise to its transmission by operation of law may, upon such evidence of his title being produced as may from time to time reasonably be required by the Board (but subject to the provisions contained below), and (in the case of shares in uncertificated form) subject to compliance with such other procedures (consistent with the facilities and requirements of the Relevant System concerned) as the Board may determine, elect either to be registered himself as the holder of the share or transfer such share to some other person.

42. If the person so becoming entitled shall elect to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he shall elect to transfer the share in question to some other person he shall testify his election by, in the case of a share in certificated form, executing a transfer of the share or, in respect of a share in uncertificated form, by authorising any person to transfer such share, in accordance with the facilities and requirements of the Relevant System concerned, in each case to the person concerned.

43. A person entitled to a share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law shall be entitled to

receive and may give a discharge for all dividends and other moneys payable in respect of the share, but he shall not be entitled to receive notice of or to attend or vote at any meeting, or (save as aforesaid) to exercise any of the rights and privileges of a member, unless and until he shall have become a member in respect of the share: Provided that the Board may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share and if the notice is not complied with within ninety days the Board may thereafter withhold payment of all dividends or other moneys payable in respect of the share until the requirements of the notice have been complied with.

UNTRACED SHAREHOLDERS

44.1 The Company shall be entitled to sell at the best price reasonably obtainable at the time of sale any share held by a member or any share to which a person is entitled by transmission if and provided that:

(a) the share has been in issue throughout a period of twelve years and at least three cash dividends have become payable on such share during such period;

(b) no cash dividend payable on the share has at any time during the relevant period either been claimed by presentation to the paying bank of the relevant cheque or warrant or been satisfied by the transfer of funds to a bank account designated by the member or person entitled by transmission;

(c) the Company has on or after the expiry of the said period of twelve years given notice of its intention to sell such share by advertisement in both a national newspaper and in a newspaper circulating in the area in which the last known address of the member or the address at which service of notices may be effected in the manner authorised by these Articles is located;

(d) the Company has not at any time during the relevant period received any communication from the member or person entitled by transmission; and

(e) the Company has given notice in writing to the London Stock Exchange of its intention to sell such share.

For the purposes of this Article 44.1 **"the relevant period"** means the period beginning at the commencement of the above period of twelve years and ending on the expiry of a period of three months following the date of publication of the advertisements referred to

in paragraph (c) above or of the later of the two advertisements to be published if they are published on different dates.

If (a) during the relevant period any additional share has been issued in right of any share held at the beginning of the relevant period (the **"original share"**) or in right of any additional share so issued, (b) all the requirements of paragraphs (b), (d) and (e) above have been satisfied in regard to any additional share and (c) any advertisement published pursuant to paragraph (c) in respect of the original share is expressed to apply to the additional share as well as the original share, the Company shall also be entitled to sell the additional share at the best price reasonably obtainable at the time of sale notwithstanding that the requirement of paragraph (a) above is not satisfied in regard to such additional share. (For the avoidance of doubt references in paragraphs (b) to (e) to **"the relevant period"** and **"the said period of twelve years"** shall for this purpose refer to the relevant period and the period of twelve years applicable in respect of the original share).

44.2 To give effect to any such sale the Company may appoint any person to execute as transferor an instrument of transfer of the said shares, or in the case of shares for the time being in uncertificated form to authorise in the name of the holder any person to transfer such shares in accordance with the facilities and requirements of the Relevant System concerned, in each case to the purchaser, and such instrument of transfer or transfer (as the case may be) shall be as effective as if it had been executed or had been authorised by the registered holder of, or person entitled by transmission to, such shares and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto. The Company shall account to the former member or other person previously entitled as aforesaid for the net proceeds of such sale by carrying all monies in respect thereof to a separate account which shall be a permanent debt of the Company and the Company shall be deemed to be a debtor and not a trustee in respect thereof for such former member or other person. No interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on the net proceeds, which may be employed in the business of the Company or invested in such investments (other than shares of the Company or its holding company if any) as the Board may from time to time think fit.

44.3 In any case where the registered address of a member, or an address supplied for the purpose of dividend payments pursuant to Article 43 by a person (in this Article called a **"transmittee"**) entitled to a share upon the death or bankruptcy of a member or by operation of law, appears to the Board to be incorrect or out of date, such member or transmittee shall, if the Board so resolves, be treated for the purposes of these Articles as if he had no registered address, or, as the case may be, had failed to supply an address for the purpose of dividend payments pursuant to Article 43, provided that the Board shall

not so resolve unless on at least two consecutive occasions dividend warrants sent to such member or transmittee through the post to his registered address or to the address supplied pursuant to Article 43 have been returned undelivered or have been left uncashed. A member or transmittee who has in accordance with the provisions of this Article 44.3 been treated as having no registered address or address supplied pursuant to Article 41 shall nevertheless be entitled (subject to the provisions of these Articles) to reclaim the arrears of dividend and instruct the Company to recommence sending dividend warrants to him.

ALTERATION OF CAPITAL

45. The Company may by Ordinary Resolution increase its capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe.

46. All new shares shall be subject to the provisions of these Articles with reference to allotment, the payment of calls, forfeiture, lien, transfer, transmission and otherwise.

47. Without prejudice to any rights or privileges for the time being conferred on the holders of any existing shares or class of shares, any shares in the present capital of the Company and any new shares may be issued with such preferred, deferred or other rights or such restrictions, whether in regard to dividend, return of capital, voting or otherwise, as the Company may from time to time by Ordinary Resolution determine (or in the absence of such determination as the Board may determine). Any share may be issued on terms that it is, or at the option of the Company or the holder is to be liable, to be redeemed on such terms and in such manner as the Company (or the Board as aforesaid) may in accordance with the provisions of the Statutes prescribe.

The Company may by Ordinary Resolution:

(a) consolidate and divide the shares into shares of larger amount; upon any consolidation of fully paid up shares into shares of larger amount, the Board may as between the holders of shares to be consolidated determine which particular shares are to be consolidated into each consolidated share, and if it shall happen that any members shall become entitled to fractions of a consolidated share or shares, such fractions may be sold to any person (including, subject to the provisions of the Statutes, the Company) by some person appointed by the Board for that purpose and the person so appointed shall stand authorised to transfer the shares so sold to the purchaser thereof, or in the case of shares for the time being in uncertificated form to authorise any person to transfer such shares to the purchaser thereof in accordance with the facilities and requirements of the Relevant System concerned, and the validity of such transfer shall not be

questioned. The Company shall have irrevocable authority to appoint any Director of the Company to execute on behalf of the relevant members a transfer of such fractions, or in the case of shares for the time being in uncertificated form to authorise any person to transfer such fractions in accordance with the facilities and requirements of the Relevant System concerned, to the said person appointed to sell the same and pending such sale the shares shall be held by such person on behalf of such members. The net proceeds of such sale shall either be distributed among the members who would otherwise be entitled to a fraction or fractions of a consolidated share or shares rateably in accordance with their rights and interests or, where the net proceeds in respect of any holding do not exceed £3.00 and the Company so requires, paid to the Company;

(b) subject to the provisions of the Statutes, sub-divide any shares into shares of smaller amount and the resolution may determine that as between the shares resulting from the sub-division, one or more of such shares may have such preferred, deferred or other special rights or be subject to any such restrictions or conditions, compared with the other share or shares, as the Company has power to attach to new shares.

(c) cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled;

and subject to the provisions of the Statutes the Company may also by Special Resolution:

(d) reduce its share capital and any capital redemption reserve and any share premium account in any manner authorised by the Statutes;

and the Company may also by Ordinary Resolution or Special Resolution, as the case may require:

(e) purchase its own shares (including any redeemable shares) in any manner authorised by the Statutes.

GENERAL MEETINGS

49. Except as provided by the Statutes, the Company shall in each year hold a General Meeting as its Annual General Meeting in accordance with the requirements of the Statutes.

50. Any General Meeting other than an Annual General Meeting shall be called an Extraordinary General Meeting.

51. All General Meetings shall be held at such time and place as the Board shall determine.

52. The Board may, whenever it thinks fit, convene an Extraordinary General Meeting, and an Extraordinary General Meeting shall also be convened upon any requisition made in accordance with the Statutes, or in default may be convened by such requisitionists as thereby provided. Any meeting convened by requisitionists shall be convened in the same manner as nearly as possible as that in which meetings are to be convened by the Board.

53. In the case of the Annual General Meeting or of a meeting convened for the purpose of passing a Special Resolution, twenty-one clear days' notice at the least, and in any other case fourteen clear days' notice at the least, shall be given to all the members (other than those who under the provisions of these Articles or the terms of issue of the shares held by them are not entitled to receive notices of General Meetings of the Company) and to the Auditors for the time being of the Company. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, the day and the hour of the meeting and, in the case of special business, the general nature of that business, and such notice shall be given in the manner mentioned below. Every notice of an Annual General Meeting shall specify the meeting as such and every notice of a meeting convened for passing a Special or Extraordinary Resolution shall state the intention to propose such Resolution as a Special or Extraordinary Resolution as the case may be.

54. A General Meeting shall, notwithstanding that it is called by shorter notice than that specified in the last preceding Article, be deemed to have been duly called if it is so agreed by such number of members entitled or having a right to attend and vote thereat as is prescribed by the Statutes.

55. In every notice calling a meeting of the Company there shall appear with reasonable prominence a statement that a member entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him, and that a proxy need not also be a member.

56. Subject to the provisions of the Statutes, it shall be the duty of the Company, on the requisition in writing of such number of members as is specified in the Statutes and (unless the Company otherwise resolves) at the expense of the requisitionists:

(a) to give to members entitled to receive notice of the next Annual General Meeting notice of any resolution which may properly be moved and is intended to be moved at that meeting; and

(b) to circulate to members entitled to have notice of any General Meeting sent to them any statement of not more than one thousand words with respect to the matter referred to in any proposed resolution or the business to be dealt with at that meeting.

Notice of any such resolution shall be given, and any such statement shall be circulated, to members of the Company entitled to have notice of the meeting sent to them by serving a copy of the resolution or statement on each such member in any manner permitted for service of a notice of meeting.

57.1 A notice of any General Meeting may specify a time, being not more than forty-eight hours before the time fixed for the meeting, by which a person must be entered on the Register in order to have the right to attend or vote at the meeting. Changes made to entries on the Register after the time so specified shall be disregarded in determining the rights of any person to attend or vote at the meeting.

57.2 The accidental omission to give notice of any meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate any resolution passed or proceedings at any such meeting. Any member present, in person or by proxy or (in the case of a corporation) by a duly authorised representative at any meeting shall be deemed for all purposes to have received due notice of such meeting, and, where requisite, of the purposes for which such meeting was called.

PROCEEDINGS AT GENERAL MEETINGS

58. All business shall be deemed special that is transacted at an Extraordinary General Meeting, and also all business that is transacted at an Annual General Meeting, with the exception of the receipt and consideration of the profit and loss account, the balance sheet and group accounts (if any) of the Company and the reports of the Board and Auditors and other documents required to be annexed to the balance sheet, the declaration of dividends, the election of Directors in the place of those retiring, the re-appointment of the retiring Auditors and the fixing of the remuneration of the Auditors.

59. When by any provision contained in the Statutes special notice is required of a resolution, the resolution shall not be effective unless notice of the intention to move it has been given to the Company not less than twenty-eight days (or such shorter period as the Statutes may allow) before the meeting at which it is moved, and the Company shall give

to the members notice of any such resolution as required by and in accordance with the provisions of the Statutes.

60.1 In the case of a resolution duly proposed as a Special or Extraordinary Resolution no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon. In the case of a resolution duly proposed as an Ordinary Resolution no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon unless approved by the Board or notice of the amendment has been left at the Office not less than forty-eight hours before the time appointed for the holding of the meeting at which the Ordinary Resolution is to be considered.

60.2 If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the Chairman the proceedings on the substantive resolution shall not be invalidated by any error in such ruling.

61. Save as in these Articles otherwise provided, two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of or proxy for a corporation, shall be a quorum. No business shall be transacted at any General Meeting unless a quorum is present.

62. If within half an hour after the time appointed for the meeting a quorum is not present, the meeting, if convened by or upon the requisition of members, shall be dissolved. If otherwise convened it shall stand adjourned to the same day in the next week (or, if that day be a public holiday, then to the next business day following such public holiday), at the same time and place or to such other day and at such other time and place as the Board may determine, and no notice of such adjournment need be given. If at such adjourned meeting a quorum is not present within 15 minutes from the time appointed for the meeting, the meeting shall be dissolved.

63. The Chairman of the Board (if any), or in his absence the Deputy Chairman of the Board (if any), shall preside as Chairman at every General Meeting, but if there is no such Chairman or Deputy Chairman, or if neither of them is present within ten minutes after the time appointed for holding the meeting or if neither of them shall be willing to act as Chairman, the Directors present shall choose one of their number to act as Chairman of the meeting, and if there be no Director chosen who shall be willing to act, the members present and entitled to vote shall choose one of their own number to act as Chairman at the meeting.

64.1 The Chairman may, with the consent of the meeting, and if directed by the meeting shall, adjourn the meeting from time to time or sine die and from place to place. Where, in the opinion of the Chairman, it is not practicable to conduct the business for which the meeting was called and it is not practicable to ascertain the views of the meeting on the question of an adjournment, the Chairman may adjourn the meeting to such place and to such time as the Chairman may reasonably determine. No business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned sine die, the time and place for the adjourned meeting shall be fixed by the Board. When a meeting is adjourned for thirty days or more or sine die, seven days' notice at the least of the adjourned meeting shall be given in like manner as in the case of an original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

64.2 The Board may resolve to enable persons entitled to attend a General Meeting to do so by simultaneous attendance and participation at a satellite meeting place anywhere in the world and the members present in person or by proxy at satellite meeting places shall be counted in the quorum for and entitled to vote at the General Meeting in question, and that meeting shall be duly constituted and its proceedings valid provided that the Chairman of the General Meeting is satisfied that adequate facilities are available throughout the General Meeting to ensure that members attending at all the meeting places are able to:

(a) participate in the business for which the meeting has been convened;

(b) hear and see all persons who speak (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) in the principal meeting place and any satellite meeting place; and

(c) be heard and seen by all other persons so present in the same way.

The Chairman of the General Meeting shall be present at, and the meeting shall be deemed to take place at, the principal meeting place.

64.3 The Board may from time to time make such arrangements for controlling the level of attendance at any such place as is mentioned in Article 64.2 (whether involving the issue of tickets or the imposition of some other means of selection or otherwise) as it shall in its absolute discretion consider appropriate, and may from time to time change any such arrangements, provided that a member who, pursuant to such arrangements, is not entitled to attend, in person or by proxy, at any particular place shall be entitled so to

attend at one of the other places; and the entitlement of any member so to attend the meeting or adjourned meeting at such place shall be subject to any such arrangement as may be for the time being in force and by the notice of meeting or adjourned meeting stated to apply to the meeting.

64.4 If it appears to the Chairman of the General Meeting that the facilities at the principal meeting place or any satellite meeting place have become inadequate for the purposes referred to in Article 64.2, then the Chairman may, without the consent of the meeting, interrupt or adjourn the General Meeting. All business conducted at that General Meeting up to the time of such adjournment shall be valid.

64.5 For the purposes of this regulation, the right for a member to participate in the business of any General Meeting shall include, without limitation, the right to: speak; vote on any show of hands; demand a poll; vote on any poll; be represented by proxy; and have access to all documents which are required by the Statutes and these regulations to be made available at the meeting.

64.6 The Board and, at any General Meeting, the Chairman of the meeting may make any arrangement and impose any requirement or restriction they consider appropriate to ensure the security and orderly conduct of a General Meeting including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, the searching of their personal property and the restriction of items that may be taken into the meeting place. The Board is and, at any General Meeting, the Chairman is entitled to refuse entry to a person who refuses to comply with these arrangements, requirements or restrictions.

65. Every question submitted to a General Meeting shall be determined in the first instance by a show of hands of the members present in person, but, subject to the provisions of the Statutes, a poll may be demanded (before or upon the declaration of the result of the show of hands) by the Chairman or by:

(a) not less than two members having the right to vote at the meeting; or

(b) a member or members representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(c) a member or members holding shares conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll is duly demanded in accordance with the foregoing provisions a declaration by the Chairman that a resolution has been carried or lost or has or has not been carried

by any particular majority, and an entry to that effect in the minutes of the proceedings of the Company, shall be conclusive evidence of the fact without proof of the number, proportion or validity of the votes recorded in favour of or against such resolution.

66. If:

(a) any objection is raised to the qualification of any voter, or

(b) any votes are counted which ought not to have been counted or which might have been rejected, or

(c) any votes are not counted which ought to have been counted

the objection or error shall not vitiate the decision of the meeting on any resolution unless the same is raised or pointed out at the meeting or adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the Chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the Chairman decides that the same may have affected the decision of the meeting. The decision of the Chairman on such matters shall be final and conclusive.

67. If a poll is duly demanded it shall be taken in such manner as the Chairman may direct (including the use of ballot or voting papers or tickets) and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The Chairman may appoint scrutineers for the purposes of a poll, and may adjourn the meeting to some place and time fixed by him for the purpose of declaring the result of the poll.

68. A poll demanded on the election of a Chairman or on a question of adjournment shall be taken at once. A poll demanded on any other question shall be taken either at once or at such time and place as the Chairman directs, not being more than thirty days from the date of the meeting or adjourned meeting at which the poll was demanded.

69. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll has been demanded.

70. The demand for a poll may be withdrawn but only with the consent of the Chairman and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made. No notice need be given of a poll not taken immediately if the time and place at which it is to be taken are announced at the meeting at which it is given. In any other case, at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken.

71. In case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or in respect of which the poll is demanded, as the case may be, shall be entitled to a casting vote in addition to any other vote he may have.

VOTING

72. Subject to any rights or restrictions as to voting attached to any shares by or in accordance with these Articles, on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by representative or proxy not being himself a member shall have one vote, and on a poll every member present in person (or, being a corporation, by representative) or by proxy shall have one vote for every share held by him.

73. Any corporation which is a member of the Company may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company, or at any meeting of any class of members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company. The Board may, but shall not be bound to, require any such representative to produce a certified copy of the resolution so authorising him. Any such certified copy shall be under the common seal of the corporation or under the hand of some officer of the corporation duly authorised in that behalf. It shall be assumed, unless the contrary appears, that such officer was duly authorised to certify such copy resolution on behalf of the corporation without further evidence of that fact.

74. Where there are joint holders of any share, any one of such persons may vote at any meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto: Provided that if more than one of such joint holders be present at any meeting, personally or by proxy, that one of the said persons so present in person or by proxy whose name stands first in the Register in respect of such share shall alone be entitled to vote in respect thereof.

75. A member in respect of whom an order has been made by any competent court (whether in the United Kingdom or elsewhere) by reason of mental disorder may vote, whether on a show of hands or on a poll, by his receiver, or other person authorised in that behalf by that court, who may, on a poll, vote by proxy: Provided that such evidence as the Board may require of the authority of the person claiming to vote shall have been deposited at the Office (or at such other place within the United Kingdom as is specified for the deposit of instruments of proxy in accordance with these Articles) not less than forty-eight hours before the time for holding the meeting or adjourned meeting at which such person claims to vote, and in default the right to vote shall not be exercisable.

76.1 No member shall, unless the Board otherwise determines, be entitled in respect of shares held by him to vote at a General Meeting or meeting of the holders of any class of shares of the Company either personally or by proxy or to exercise any other right conferred by membership in relation to meetings of the Company or of the holders of any class of shares of the Company if any call or other sum presently payable by him to the Company in respect of such shares remains unpaid.

76.2 If any member, or any other person appearing to be interested in shares held by such member, has been duly served with a notice under Section 212 of the Act and is in default for the prescribed period in supplying to the Company the information thereby required, then the Board may in its absolute discretion at any time thereafter serve a notice (a **"direction notice"**) upon such member as follows:

(a) a direction notice may direct that, in respect of the shares in relation to which the default occurred (**"default shares"**), the member shall not be entitled to vote at a General Meeting or meeting of the holders of any class of shares of the Company either personally or by proxy or to exercise any other right conferred by membership in relation to meetings of the Company or of the holders of any class of shares of the Company; and

(b) where the default shares represent at least 0.25 per cent of the class of shares concerned, then the direction notice may additionally direct that:

(i) in respect of the default shares, any dividend or part thereof or other money which would otherwise be payable on such shares shall be retained by the Company without any liability to pay interest thereon when such money is finally paid to the member and, in the circumstances where an offer of the right to elect to receive Ordinary Shares instead of cash in respect of any dividend is or has been made, any election made thereunder by such member in respect of such default shares shall not be effective;

(ii) no transfer other than an approved transfer of any of the shares held by such member shall be registered unless:

(1) the member is not himself in default as regards supplying the information requested; and

(2) the transfer is of part only of the member's holding and when presented for registration is accompanied by a certificate by the

member in a form satisfactory to the Board to the effect that after due and careful enquiry the member is satisfied that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer.

The Company shall send to each other person appearing to be interested in the shares the subject of any direction notice a copy of the notice, but the failure or omission by the Company to do so shall not invalidate such notice.

76.3 If shares are issued to a member as a result of that member holding other shares in the Company and if the shares in respect of which the new shares are issued are default shares in respect of which the member is for the time being subject to particular restrictions, the new shares shall on issue become subject to the same restrictions whilst held by that member as such default shares. For this purpose, shares which a Company procures to be offered to members pro rata (or pro rata ignoring fractional entitlements and shares not offered to certain members by reason of legal or practical problems associated with offering shares outside the United Kingdom) shall be treated as shares issued as a result of a member holding other shares in the Company.

76.4 Any direction notice shall have effect in accordance with its terms for as long as the default in respect of which the direction notice was issued continues but shall cease to have effect in relation to any shares which are transferred by such member by means of an approved transfer. As soon as practicable after the direction notice has ceased to have effect (and in any event within 7 days thereafter) the Board shall procure that the restrictions imposed by Articles 76.2 and 76.3 above shall be removed and that dividends and other moneys withheld pursuant to paragraph 76.2(b)(i) above are paid to the relevant member.

76.5 For the purpose of this Article:

(a) a person shall be treated as appearing to be interested in any shares if the member holding such shares has given to the Company a notification under the said Section 212 which either (a) names such person as being so interested or (b) fails to establish the identities of those interested in the shares and (after taking into account the said notification and any other relevant Section 212 notification) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares;

(b) the prescribed period in respect of any particular member is 28 days from the date of service of the said notice under Section 212 except where the default shares

represent at least 0.25 per cent of the class of shares concerned in which case such period shall be 14 days;

(c) a transfer of shares is an approved transfer if but only if:

(i) it is a transfer of shares to an offeror by way or in pursuance of acceptance of a takeover offer for a Company (within the meaning of Part XIII A of the Act); or

(ii) the Board is satisfied that the transfer is made pursuant to a sale of the whole of the beneficial ownership of the shares to a party unconnected with the member and with other persons appearing to be interested in such shares; or

(iii) the transfer results from a sale made through a recognised investment exchange (as defined in the Financial Services Act 1986) or any stock exchange outside the United Kingdom on which the Company's shares are normally traded.

For the purpose of this subparagraph an associate (as that term is defined in Section 435 of the Insolvency Act 1986) shall be included amongst the persons who are connected with the member or any person appearing to be interested in such shares.

76.6 Nothing contained in this Article 76 shall limit the power of the Board under Section 216 of the Act.

77. On a poll votes may be given either personally or by proxy, and a member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

78. A member may appoint more than one proxy to attend on the same occasion. A proxy need not be a member of the Company.

79. Every instrument appointing a proxy shall be in writing under the hand of the appointor or of his agent duly authorised in writing or if such appointor is a corporation, either under its common seal or under the hand of some officer of the corporation duly authorised in that behalf. In the case of an instrument of proxy purporting to be signed on behalf of a corporation by an officer thereof it shall be assumed, unless the contrary is shown, that such officer was duly authorised to sign such instrument on behalf of the corporation without further evidence of the fact.

80. The instrument appointing a proxy and, if required by the Company, the authority (if any) under which it is signed or a copy notarially certified or certified in some other way approved by the Board shall be deposited personally or by post or (if the Board so permits in the notice convening the meeting or in any instrument of proxy sent by the Company) electronically or by other data transmission process to the extent permitted by the Act (subject to any limitations, restrictions or conditions in relation thereto that the Board may impose and the Board may require such evidence as it thinks appropriate to decide whether any proxy appointment deposited by such means is effective) to the Office or at such other place within the United Kingdom or (in the case of electronic deposit or deposit by other permitted data transmission process) as is specified for that purpose in the notice convening the meeting or in any instrument of proxy sent by the Company in relation to the meeting, not less than forty-eight hours before the time appointed for holding the meeting or adjourned meeting, as the case may be, at which the person named as proxy in such instrument proposes to vote, or, in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting, not less than twenty-four hours before the time appointed for the taking of the poll. In default the instrument shall not be treated as valid: Provided that an instrument of proxy relating to more than one meeting (including any adjournment thereof) having once been so delivered for the purposes of any meeting shall not require again to be delivered for the purpose of any subsequent meeting to which it relates. The proceedings at a General Meeting shall not be invalidated where an instrument of proxy in respect of that meeting is delivered in a manner permitted by the Articles by electronic transmission, but because of a technical problem it cannot be read by the recipient.

81. No instrument appointing a proxy shall be valid after the expiration of twelve months from the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within twelve months from such date.

82.1 Instruments of proxy shall be in any common form or in such other form as the Board may approve. The instrument of proxy, which need not be witnessed, shall be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The instrument of proxy shall, unless the contrary is stated therein, be valid for any adjournment of the meeting as well as for the meeting to which it relates.

82.2 When two or more valid but differing instruments of proxy are delivered in respect of the same share for use at the same meeting, the one which is last delivered (regardless of its date or of the date of its execution) shall be treated as replacing and revoking the others as regards that share and if the Company is unable to determine which was last delivered none of them shall be treated as valid in respect of that share.

83.1 The Board shall at the expense of the Company send, by post or Electronic Communication with all notices convening General Meetings or Separate Meetings of the holders of any class of shares to the members entitled to vote thereat instruments of proxy (with or without pre-paid postage) with provision for two-way voting on all resolutions intended to be proposed, other than resolutions which are merely procedural.

83.2 Such instruments of proxy shall be issued to all the members entitled to be sent a notice of the meeting and to vote thereat by proxy, and not to some only of such members.

83.3 The accidental omission to send out an instrument of proxy, whenever necessary, to any member or the non-receipt of such instrument by any member, shall not invalidate any resolution passed or proceedings at the meeting to which the instrument of proxy relates.

84. A vote given or poll demanded by proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll provided that no notice in writing of such determination shall have been received by the Company at the Office (or at such other place within the United Kingdom as is specified for the deposit of instruments of proxy in accordance with these Articles) before the commencement of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll taken otherwise than on the same day as the meeting or adjourned meeting) the time appointed for taking the poll.

DIRECTORS

85. Unless and until otherwise determined by the Company by Ordinary Resolution the number of Directors (other than alternate Directors) shall not be less than two nor more than fourteen.

86. A Director shall not be required to hold any shares of the Company by way of qualification. A Director shall, notwithstanding that he may not be a member of the Company, be entitled to attend and speak at General Meetings or Separate Meetings of the holders of any class of shares.

87. Any Director may at any time appoint any other Director or any other person approved by the Board to be his alternate, and may at any time remove any such alternate and (subject to such approval as aforesaid) appoint another in his place. An alternate shall not be entitled to receive any remuneration from the Company, nor to appoint an alternate, nor shall it be necessary for him to acquire or hold any share qualification but he shall be entitled (subject to his giving to the Company an address within the United Kingdom at which notices may be served on him) to receive notice of meetings of the

Board and to attend and vote as a Director at any meeting at which his appointor is not present, and generally at such meeting to exercise all the powers, rights, duties and authorities of his appointor. A Director who is also an alternate shall be entitled, in addition to his own vote, to a separate vote on behalf of his appointor. An alternate may be removed from office by a resolution of the Board, shall vacate his office on the happening of any event which, if he were a Director, would cause him to vacate his office as Director, and shall ipso facto cease to be an alternate if his appointor ceases for any reason to be a Director: Provided that if any Director retires at a General Meeting but is re-elected by the meeting or is, pursuant to the provisions of these Articles, deemed to be re-elected at the meeting at which such retirement took effect, any appointment made by him pursuant to this Article which was in force immediately prior to his retirement shall continue to operate after such re-election as if he had not so retired. Every person acting as an alternate shall be an officer of the Company, and shall alone be responsible to the Company for his own acts and defaults, and he shall not be deemed to be the agent of or for his appointor. All appointments and removals made in pursuance of this Article shall be in writing under the hand of the appointor or in any other manner approved by the Board and shall be sent to or left at the Office.

88. The Directors shall be paid remuneration by way of fees for their services at such rate not exceeding an aggregate sum (excluding amounts for executive or extra or special services) of £500,000 per annum as the Board shall determine from time to time which sum shall be divided between the Directors as they shall agree and in default of agreement as the Board shall by resolution determine. The said maximum aggregate sum of £500,000 may at any time and from time to time be increased by the Company by Ordinary Resolution either permanently or for a year or other period. The Directors' remuneration shall be deemed to accrue from day to day.

89. The Directors and any alternate shall be entitled to be paid all expenses properly incurred by them in attending General Meetings or Separate Meetings of the holders of any class of shares or meetings of the Board or committees of the Board or otherwise in or with a view to the performance of their duties.

90. If any Director and any alternate, being willing and having been called upon to do so, shall render or perform extra or special services of any kind, including services on any committee of the Board, or shall travel or reside abroad for any business or purposes of the Company, he shall be entitled to receive such sum as the Board may think fit for expenses, and, in the case of Directors only, also such remuneration as the Board may think fit, either as a fixed sum or as a percentage of profits or otherwise, and such remuneration may, as the Board shall determine, be either in addition to or in substitution for any other remuneration he may be entitled to receive.

91. The office of a Director shall be vacated in any of the events following, namely:

(a) if (not being an Executive Director holding office for a fixed term) he resigns his office by notice in writing delivered to the Office or submitted to a meeting of the Board or (being an Executive Director holding office for a fixed term) his resignation in writing is accepted by the Board;

(b) if he is, or may be, suffering from mental disorder and either:

(i) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1984; or

(ii) an order is made by a court of competent jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of any person to exercise powers with respect to his property or affairs;

(c) if, without leave, he is absent from meetings of the Board (whether or not any alternate Director appointed by him attends) for six consecutive months, and the Board resolves that his office is vacated;

(d) if he becomes bankrupt or makes any arrangement or composition with his creditors generally;

(e) if he is prohibited by law from being a Director;

(f) if without the consent of the Board he becomes a director or takes an active part in the management of any other company or business;

(g) if not less than three fourths of the other Directors resolve that he be removed as a Director; and

(h) if he is removed from office pursuant to these Articles.

92. Any Director may become or continue to be a director, managing director, manager or other officer or member of any other company promoted by the Company or in which the Company may be interested, and no such Director shall, unless the Board otherwise determines, be accountable for any remuneration or other benefits received by him as a director, managing director, manager or other officer or member of any such other company, and the Board may exercise the voting power conferred by the shares in any other company held or owned by the Company, or exercisable by them as directors of such other company, in such manner and in all respects as it thinks fit.

93.1 A Director who is in any way, whether directly or indirectly, interested in a contract, transaction or arrangement or proposed contract, transaction or arrangement with the Company shall declare the nature of his interest at a meeting of the Board in accordance with the Statutes. For the purposes of this Article:

(a) a general notice given to the Board that a Director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction in which a specified person or class of persons is interested shall be deemed to be a disclosure that the Director has an interest in any such transaction of the nature and extent so specified; and

(b) an interest of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

93.2 A Director shall not, as a Director, vote in respect of any contract, transaction, arrangement or proposal in which he has an interest which (together with any interest of any person connected with him within the meaning of Section 346 of the Act or any statutory modification or re-enactment thereof) is a material interest (otherwise than by virtue of his interests in shares or debentures or other securities of, or otherwise in or through, the Company) and if he shall do so his vote shall not be counted, nor in relation thereto shall he be counted in the quorum present at the meeting, but (in the absence of some other material interest than is mentioned below) none of these prohibitions shall apply:

(a) to the giving of any security, guarantee or indemnity in respect of:

(i) money lent or obligations incurred by him or by any other person for the benefit of the Company or any of its subsidiary undertakings; or

(ii) a debt or obligation of the Company or any of its subsidiary undertakings for which the Director himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(b) where the Company or any of its subsidiary undertakings is offering securities in which offer the Director is or may be entitled to participate as a holder of securities or in the underwriting or subunderwriting of which the Director is to or may participate;

(c) to any contract, transaction, arrangement or proposal affecting any other body corporate in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor or otherwise howsoever, provided that he (together with persons connected with him within the meaning of Section 346 of the Act or any statutory modification or re-enactment thereof) does not to his knowledge hold an interest in shares (as that term is used in Sections 198 to 211 of the Act or any statutory modification or re-enactment thereof) representing one per cent. or more of any class of the equity share capital of such body corporate (or of any third body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purposes of this Article to be a material interest in all circumstances);

(d) any act or thing done or to be done in respect of any arrangement for the benefit of the employees of the Company or any of its subsidiary undertakings under which he is not accorded as a Director any privilege or advantage not generally accorded to the employees to whom such arrangement relates; or

(e) any matter connected with the purchase or maintenance for any Director of insurance against any liability.

93.3 A Director may, as a Director, vote (and be counted in the quorum) in respect of any contract, transaction, arrangement or proposal in which he has an interest which is not a material interest or which falls within Articles 93.1(b) or 93.2(a) to (e).

93.4 Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employment with the Company or any company in which the Company is interested, such proposals shall be divided and considered in relation to each Director separately, and in such cases each of the Directors concerned if he has no material interest (as defined above) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

93.5 If any question shall arise at any meeting as to the materiality of a Director's interest or as to the entitlement of any Director to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the Chairman of the meeting and his ruling in relation to any other Director shall be final and conclusive except in a case where the nature or extent of the interests of the Director concerned as known to such Director have not been fairly disclosed. If any question shall arise in respect of the Chairman of the meeting such question shall be decided by a resolution of the Board (for which purpose such Chairman shall be counted in the quorum

but shall not vote on the matter) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such Chairman as known to such Chairman has not been fairly disclosed.

93.6 Subject to the provisions of the Statutes, a Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Board may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract, or any contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested, be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established.

93.7 Any Director may himself or by his firm act in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director: Provided that nothing herein contained shall authorise a Director or his firm to act as Auditor to the Company.

POWERS OF THE BOARD

94. The business of the Company shall be managed by the Board, who may exercise all such powers of the Company and do on behalf of the Company all such acts as are within the scope of the Memorandum and Articles of Association of the Company and as are not, by the Statutes or by these Articles, required to be exercised or done by the Company in General Meeting, subject, nevertheless, to the provisions of the Statutes and to these Articles and to such directions (whether or not consistent with these Articles) as may be prescribed by the Company by Special Resolution, but so that no such direction and no alteration to these Articles shall invalidate any prior act of the Board which would have been valid if that direction or alteration had not been given or made.

95. The Board on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director or former Director who has held any salaried office or place of profit with the Company or with any body corporate which is or has been a subsidiary of the Company or a predecessor in business of the Company or any such subsidiary or to any member of his family (including a spouse and a former spouse) or to any person who is or was dependent on him and may (as well before as after he ceases to hold such office or place of profit) make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance and may make

payments for or towards the provision by means of insurance or otherwise of benefits for any such person.

LOCAL MANAGEMENT

96.1 The Board may establish any local Board or agency for managing any of the affairs of the Company, either in the United Kingdom or elsewhere, and may lay down, vary or annul such rules and regulations as they may think fit for the conduct of the business thereof, and may appoint any person to be a member of any such local Board or any manager or agent, and may fix their remuneration, and may delegate to any such local Board, manager or agent any of the powers, authorities and discretions vested in the Board, with power to sub-delegate, and may authorise the members of any such local Board, or any of them, to fill any vacancies therein and to act notwithstanding vacancies, and any such appointment or delegation may be made upon such terms and subject to such conditions as the Board may think fit, and the Board may remove any person so appointed and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

96.2 The Board may by power of attorney or otherwise appoint any person or persons to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (including power to sub-delegate) and for such period and subject to such conditions as the Board may from time to time think fit, and any such appointment may (if the Board thinks fit) be made in favour of any of the Directors or of the members or any one or more of the members of any committee appointed pursuant to Article 119 or in favour of any local Board established as aforesaid, or in favour of any company, or of the members, directors, nominees, or managers of any company or firm, or otherwise in favour of any fluctuating body of persons whether nominated directly or indirectly by the Board, and any such power of attorney may contain such provisions for the protection or convenience of persons dealing with any such attorney as the Board thinks fit.

97. The Company or the Board on behalf of the Company may exercise the powers conferred by the Statutes with regard to having an official seal for use abroad and with regard to the keeping of an overseas branch register in any place.

BORROWING

98.1 Subject as hereinafter provided the Board on behalf of the Company may exercise all the powers of the Company to borrow money or to guarantee and to mortgage or charge its undertaking, property and uncalled capital and subject to the provisions of the Statutes regarding authority to allot debentures convertible into shares to create and issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

98.2 The Board shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiaries (if any) so as to secure (but as regards subsidiaries only in so far as by the exercise of such rights or powers of control the Board can secure) that the aggregate amount for the time being remaining undischarged of all moneys borrowed by the Group (which expression in this Article means the Company and its subsidiaries for the time being) and owing to persons outside the Group shall not at any time without the previous sanction of an Ordinary Resolution of the Company exceed a sum equal to twice the Adjusted Total of Capital and Reserves (as hereinafter defined).

98.3 No person dealing with the Company or any of its subsidiaries shall by reason of the foregoing provisions of this Article be concerned to see or enquire whether the said limit is observed and no debt incurred or security given in excess of such limit shall be invalid or ineffectual unless the lender or recipient of the security had express notice at the time when the debt was incurred or security given that such limit had been or would thereby be exceeded.

98.4 For the purposes of this Article 98:

(a) **"Adjusted Total of Capital and Reserves"** means at any material time the aggregate of:

(i) the amount paid up or credited as paid up on the issued share capital of the Company; and

(ii) the amounts standing to the credit of the capital and revenue reserves (including but not limited to share premium account, revaluation reserve, capital redemption reserve and profit and loss account), all as shown in the latest audited consolidated Balance Sheet of the Group but:

(1) adjusted as may be appropriate in respect of any variation in such paid up share capital or reserves since the date of such Balance Sheet, and so that if any issue or proposed issue of shares in the Company for cash has been underwritten then such shares shall be deemed to have been issued and the amount (including any premium) of the subscription moneys payable in respect thereof (not being moneys payable later than six months after the date of allotment) shall to the extent so underwritten be deemed to have been paid up at the date when the underwriting became unconditional;

(2) adjusted as may be appropriate in respect of any variation in interests in subsidiaries since the date of such Balance Sheet;

(3) adding thereto any amount deducted therefrom for goodwill arising on consolidation;

(4) excluding any amount shown therein in respect of outside shareholders' interests in subsidiaries;

(5) deducting therefrom any debit balance on profit and loss account and an amount equal to any distribution by the Company to its members or by any subsidiary otherwise than to the Company or to another subsidiary out of profits earned prior to the date of such Balance Sheet which may have been declared, recommended or made since that date except in so far as provided for therein;

(6) excluding any amounts set aside for deferred taxation; and

(7) after making such other adjustments (if any) as the Auditors for the time being of the Company shall consider appropriate; and

(b) **"Moneys borrowed"** shall be deemed to include (to the extent that the same would not otherwise fall to be taken into account):

(i) the principal amount for the time being outstanding in respect of any debentures and any fixed or minimum premium payable on final redemption or repayment thereof;

(ii) the principal amount raised by any member of the Group by acceptances or under any acceptance credit opened on its behalf and in its favour by

any bank or accepting house other than in respect of the purchase or sale of goods or services in the ordinary course of trading;

(iii) the nominal amount of any issued share capital and the principal amount of any moneys borrowed (not being issued share capital or moneys borrowed beneficially owned by the Company or a wholly owned subsidiary) including in each case any fixed or minimum premium payable on final redemption or repayment the redemption or repayment whereof is guaranteed or secured by, or the subject of any indemnity given by, any member of the Group; and

(iv) the nominal amount of any share capital, except equity share capital which as regards capital has rights no more favourable than those attached to its ordinary share capital, of a subsidiary which is beneficially owned by any person other than a member or members of the Group;

but shall be deemed not to include (to the extent that the same would not otherwise fall to be taken into account):

(1) until a date six months after the date on which a company became or becomes a subsidiary, an amount equal to the moneys borrowed of such company outstanding on the latter date unless such borrowings were made or incurred in contemplation or as part of the transaction under which such company became or becomes a subsidiary;

(2) amounts of moneys borrowed and otherwise falling to be taken into account pursuant to this Article pending their application for the purpose of repaying the whole or any part of other moneys borrowed which fall to be taken into account pursuant to this Article, provided that they are or are intended to be so applied within six months of being so borrowed;

(3) borrowings from bankers or others for the purpose of financing any contract in respect of which any part of the price receivable is guaranteed or insured by the Export Credits Guarantee Department, or any institution carrying on similar business, to an amount not exceeding that part of the price receivable thereunder which is so guaranteed or insured;

(4) a proportion of the moneys borrowed by any partly owned subsidiary (but only to the extent that an amount equivalent to such proportion exceeds moneys borrowed (if any) from such partly owned subsidiary by the Company or another subsidiary) such proportion being that which the issued ordinary share capital of such partly owned subsidiary which is not for the time being beneficially owned directly or indirectly by the Company bears to the whole of its issued ordinary share capital;

(5) moneys borrowed which are for the time being deposited with any government authority or body in any part of the world in connection with import deposits or any similar governmental scheme to the extent that the member of the Group making such deposit retains its interest therein;

and so however that no amount shall be taken into account as moneys borrowed more than once in the same calculation.

98.5 When the aggregate amount of moneys borrowed required to be taken into account on any particular date is being ascertained any particular moneys borrowed then outstanding which are denominated or repayable in a currency other than sterling shall be notionally converted into sterling at the rate of exchange prevailing in London on the last business day before that date or, if it would result in a lower figure, at the rate of exchange prevailing in London on the last business day before the day falling six months before that date and so that for these purposes the rate of exchange shall be taken as the spot rate in London recommended by a London clearing bank, selected by the Board, as the most appropriate rate for the purchase by the Company of the currency in question for sterling on the day in question.

98.6 A certificate or report by the Auditors for the time being of the Company as to the amount of the Adjusted Total of Capital and Reserves or the amount of any moneys borrowed or to the effect that the limit imposed by this Article has not been or will not be exceeded at any particular time or times shall be conclusive evidence of such amount or fact for the purposes of this Article.

99. The Board shall cause a proper register to be kept in accordance with the provisions of the Statutes of all charges specifically affecting property of the Company and of all floating charges on the undertaking or any property of the Company and shall duly comply with the requirements of the Statutes in regard to the registration of charges therein specified.

RETIREMENT AND APPOINTMENT OF DIRECTORS

100. Any provisions of the Statutes which, subject to the provisions of these Articles, would have the effect of rendering any person ineligible for appointment as a Director or liable to vacate office as Director on account of his having reached any specified age, or of requiring special notice or any other special formality in connection with the appointment of any Director over a specified age, shall not apply to the Company unless and until otherwise determined by Ordinary Resolution of the Company, either generally or in any particular case: Provided that in the case of the appointment of a Director who has attained the age of seventy his age shall be stated in the notice convening the General Meeting (or in any document accompanying the same) at which he is proposed to be elected or re-elected and he shall retire at each Annual General Meeting but shall then be eligible for re-election.

101. Each Director shall retire from office on the date which is three years from the date of the Director's appointment or last re-appointment unless he has been re-appointed on or before that date. A retiring Director is eligible for re-appointment.

102. A Director retiring at a General Meeting retains office until the dissolution of that meeting except if a resolution is passed to elect another person instead of the retiring Director or a resolution for his re-election is put to the meeting and lost. A retiring Director who is re-elected or deemed to have been re-elected continues in office without break.

103. The Company at a General Meeting may by ordinary resolution fill the vacancy caused by a Director retiring in accordance with these Articles by appointing the retiring Director or (subject to the Statutes and these Articles) another person.

104. No person, not being a Director retiring at the meeting or a person recommended by the Board, shall be eligible for re-election or election as a Director at any General Meeting unless not less than seven nor more than forty-two days before the day appointed for the meeting there has been delivered to the Office notice in writing signed by a member (not being the person to be proposed) duly qualified to be present and vote at the meeting for which such notice is given of his intention to propose such person for re-election or election, and also notice in writing signed by the person to be proposed of his willingness to be re-elected or elected.

105. Without prejudice to the next following Article, the Company may from time to time by Ordinary Resolution appoint any person to be a Director, either to fill a casual vacancy or as an addition to the Board.

106. The Board shall have power at any time, and from time to time, to appoint any person as a Director, either to fill a casual vacancy or as an addition to the Board, but so that the total number of Directors shall not at any time exceed the maximum number fixed by or in accordance with these Articles. Subject to the provisions of these Articles, any Director so

appointed shall retire at the next Annual General Meeting but shall then be eligible for election.

107. The Company may by Extraordinary Resolution, or by Ordinary Resolution of which special notice has been given in accordance with the Statutes, remove any Director before the expiration of his period of office as Director (including an Executive Director but without prejudice to any claim he may have for damages for breach of any contract between him and the Company) and may by Ordinary Resolution appoint another person to be a Director in his stead. The person so appointed shall be subject to retirement at the same time as if he had become a Director on the day on which the Director in whose place he is appointed was last appointed a Director.

108. Except so far as the Statutes otherwise allow, at a General Meeting the appointment of Directors shall be voted on individually.

109. The Company shall keep at the Office a register containing such particulars with respect to the Directors and Secretary of the Company as are required by, and shall from time to time notify the Registrar of any change in such register and of the date of such change in manner prescribed by, the Statutes.

EXECUTIVE DIRECTORS

110.1 The Board may from time to time appoint one or more of its number to be the holder of any executive office (including that of executive Chairman or Deputy Chairman) on such terms and for such period as it thinks fit and, subject to the terms of any contract between him and the Company, may at any time revoke any such appointment, but so that no service contract or contract for services shall be granted by the Company or any subsidiary of the Company to any Director or proposed Director otherwise than in accordance with the Statutes.

110.2 The appointment of any Director as Chairman or Deputy Chairman or Managing or Joint Managing Director or Deputy or Assistant Managing Director shall automatically determine if he ceases to be a Director but without prejudice to any claim for damages for breach of any contract between him and the Company.

111. The remuneration of an Executive Director shall be fixed by the Board and may be by way of salary or commission or participation in the profits or by any or all of those modes or otherwise.

112. The Board may entrust to and confer upon any Executive Director any of the powers, authorities and discretions exercisable by them as Directors upon such terms and conditions and with such restrictions as it thinks fit, and either collaterally with or to the

exclusion of its own powers, and may from time to time revoke or vary all or any of such powers.

PRESIDENT

113. The Company by Ordinary Resolution on the recommendation of the Board may from time to time appoint any person to the office of President as a mark of distinction and a recognition of distinguished service to the Company and/or any of its subsidiaries from time to time. The following provisions shall have effect with regard to the office of President:

(a) the President may continue to hold office as a Director or other officer of the Company in conjunction with the office of President;

(b) the President shall not as such be required to hold any share qualification nor be entitled to receive any remuneration from the Company;

(c) the President as such shall not be obliged to attend meetings of the Board and shall not be counted in reckoning the minimum or maximum number of Directors or a quorum of Directors.

PROCEEDINGS OF THE BOARD

114. The Board may meet together for the despatch of business, adjourn and otherwise regulate their meetings and proceedings as it thinks fit and determine the quorum necessary for the transaction of business. Until otherwise determined two Directors shall be a quorum. A person who holds office only as an alternate shall if his appointor is not present be counted in the quorum. Questions arising at any meeting of the Board shall be decided by a majority of votes. In case of an equality of votes the Chairman shall have a second or casting vote. Members of the Board or of any Committee thereof may participate in a meeting of the Board or of such Committee by means of conference telephone equipment, audio-visual link or other method of telecommunications approved by the Board by means of which all persons participating in a meeting can hear each other and participation in a meeting pursuant to this provision shall constitute presence in person at such meeting. Such a meeting shall be deemed to take place where the largest group of those participating is assembled, or, if there is no such group, where the Chairman of the meeting is then present.

115. The continuing Directors may act notwithstanding any vacancy in their number: Provided that if the Directors shall at any time be reduced in number to less than the number fixed as the quorum, it shall be lawful for the continuing Director or Directors to act for the purpose of filling vacancies or summoning a General Meeting, but not for any other purpose.

116. A Director may, and on the request of a Director the Secretary shall, at any time summon a meeting of the Board. It shall not be necessary to give notice of a meeting of the Board to any Director for the time being absent from the United Kingdom. Notice of a meeting of the Board may be given in any manner, including in writing, by Electronic Communication, by cable or telex, by facsimile transmission, by telephone or otherwise orally. A Director may waive notice of any meeting and any such waiver may be retroactive.

117. The Board may from time to time elect a Chairman and Deputy Chairman of the Board and determine the period for which they are respectively to hold office. The Chairman so elected, or in his absence the Deputy Chairman, shall preside at all meetings of the Board, but if no such Chairman or deputy Chairman be elected, or if at any meeting the Chairman or Deputy Chairman be not present within five minutes after the time appointed for holding the same, the Directors present shall choose one of their number to act as Chairman of the meeting.

118. A meeting of the Board at which a quorum is present shall be competent to exercise all or any of the powers, authorities and discretions by or under these Articles vested in or exercisable by the Directors generally.

119.1 The Board may delegate any of its powers:

(a) to any Managing Director, any Director holding any other executive office or any other Director; and

(b) to any committee consisting of one or more Directors and (if thought fit) one or more other persons but a majority of the members of the committee shall be Directors and no resolution of the committee shall be effective unless a majority of those present when it is passed are Directors.

119.2 Any such delegation (which may include authority to sub-delegate all or any of the powers delegated) may be subject to any conditions the Directors impose and either collaterally with or to the exclusion of their own powers and may be revoked or varied. The power to delegate under this Article, being without limitation, includes power to delegate the determination of any fee, remuneration or other benefit which may be paid or provided to any Director; and the scope of the power to delegate under Articles 119.1(a) or 119.1(b) shall not be restricted by reference to or inference from the other Articles. Subject as aforesaid, the proceedings of any committee shall be governed by such of these Articles as regulate the proceedings of Directors as far as they are capable of applying.

120. All acts done by any meeting of the Board or of a committee of the Board or by any person acting as a Director, shall, as regards all persons dealing with the Company in good faith, notwithstanding it be afterwards discovered that there was some defect in the

appointment of any such Director or person acting as aforesaid, or that they or any of them were disqualified or had vacated office or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director and had been entitled to vote.

121. A resolution signed by all the Directors or members of a committee for the time being entitled to receive notice of a meeting of the Board or of a committee shall be as valid and effectual as a resolution passed at a meeting of the Board or (as the case may be) of a committee duly convened and held, and may consist of several documents in like form each signed by one or more Directors or (as the case may be) one or more members of a committee. A resolution signed by an alternate need not also be signed by his appointor and, if it is signed by a Director who has appointed an alternate, it need not be signed by the alternate in that capacity.

122. Any Director or the Secretary or any person appointed by the Board for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolution passed by the Company or the Board or any committee of the Board and any books, records, documents and accounts relating to the business of the Company and to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents or accounts are elsewhere than at the Office the local manager or other officer of the Company having the custody thereof shall be deemed to be the person appointed by the Board as aforesaid.

123. A document purporting to be a copy of a resolution or an extract from the minutes of a meeting of the Board or of a committee of the Board which is certified as such in accordance with the provisions of the last preceding Article shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such extract is a true and accurate record of a duly constituted meeting of the Board or of the committee.

MINUTES AND RECORDS

124. The Board shall cause minutes to be entered in books kept for the purpose of:

(a) all appointments of officers made by the Board; and

(b) all proceedings at meetings of the Company, and of the holders of any class of shares in the Company, and of the Board, and of committees of the Board including the names of the Directors present at each such meeting.

Any such minute if purporting to be signed by the Chairman of the meeting at which the proceedings took place or by the Chairman of the next succeeding meeting shall be evidence of the proceedings.

125. The Company shall keep and make available for inspection as required by the Statutes:

(a) a register of the Directors and Secretary;

(b) copies and memoranda of Directors' service contracts with the Company and any of its subsidiaries;

(c) a register of Directors' interests in shares or debentures of the Company or any other body corporate, being the Company's subsidiary or holding company or a subsidiary of the Company's holding company (which register shall be produced and remain open at each Annual General Meeting); and

(d) a register for recording information relating to interests in the share capital of the Company.

THE SECRETARY

126.1 Subject to the provisions of the Statutes, the Secretary shall be appointed by the Board on such terms and for such period as it thinks fit. Any Secretary so appointed may at any time be removed from office by the Board but without prejudice to any claim for damages for breach of any contract between him and the Company.

126.2 Anything required or authorised by the Statutes to be done by or to the Secretary may, if the office is vacant or there is for any other reason no Secretary capable of acting, be done by or to any Assistant or Deputy Secretary or, if there is no Assistant or Deputy Secretary capable of acting, by or to any officer of the Company authorised generally or specially on that behalf by the Board: Provided that any provision of these Articles or the Statutes requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in place of, the Secretary.

THE SEAL

127.1 The Board shall provide for the safe custody of the Seal and any Securities Seal which shall only be used by the general or special authority of the Board or of a committee of the Board authorised by the Board in that behalf. Subject to the provisions of these Articles as to certificates for shares or debentures, the Directors may determine who shall sign any instrument to which the Seal is affixed and unless otherwise so determined it shall be signed by a Director and by the Secretary or by a second Director.

127.2 Subject to the Statutes, the Company may dispense with the need for the Seal, either generally or in respect of particular classes of documents, at the Board's discretion, and, whether it does or does not dispense with the Seal, a document signed by a Director and the Secretary or by any two Directors and expressed (in whatever form of words) to be

executed by the Company shall have the same effect as if executed under the Seal, and a document so executed by the Company which makes it clear on its face that it is intended to be a deed shall have effect upon delivery as a deed: Provided that no document which makes it clear on its face that it is intended to be a deed shall be signed without the authority of the Board or of a committee of the Board authorised by the Board in that behalf.

RESERVES

128. The Board may, before recommending any dividend, whether preferential or otherwise, carry to reserve out of the profits of the Company (including any premiums received upon the issue of debentures or other securities of the Company) such sums as it thinks proper as a reserve or reserves which shall, at the discretion of the Board, be applicable for any purpose to which the profits of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments as the Board may from time to time think fit. The Board may also without placing the same to reserve carry forward any profits which it may think prudent not to divide.

DIVIDENDS

129. The profits of the Company available for dividend in accordance with the provisions of the Statutes and determined to be distributed shall be applied in the payment of dividends to the members in accordance with their respective rights and priorities. The Company may by Ordinary Resolution declare dividends accordingly.

130. No dividend shall be payable except in accordance with the provisions of the Statutes or in excess of the amount recommended by the Board.

131. Subject to the rights of persons (if any) entitled to shares with special rights as to dividend, all dividends shall be declared and paid according to the amounts paid up on the shares in respect whereof the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for the purposes of this Article as paid up on the shares; all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid, except that if any share is issued on terms providing that it shall rank for dividend as if paid up (in whole or in part) as from a particular date such share shall rank for dividend accordingly. Dividends may be declared or paid in any currency.

132. If and so far as in the opinion of the Directors the profits of the Company justify such payments, the Directors may declare and pay the fixed dividends on any class of shares carrying a fixed dividend expressed to be payable on fixed dates on the half-yearly or other dates prescribed for the payment thereof, and may also from time to time declare and pay interim dividends on shares of any class of such amounts and on such dates and

in respect of such periods as they think fit. Provided the Board acts in good faith it shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

133. The Board may deduct from any dividend or other moneys payable to any member on or in respect of a share all sums of money (if any) immediately payable by him to the Company on account of calls in relation to the shares of the Company held by him.

134. All dividends may be invested or otherwise made use of by the Board for the benefit of the Company until claimed. If any dividend shall have remained unclaimed for at least twelve years after the same became payable the Board may forfeit the same, and after such forfeiture no member or other person shall have any right to or claim in respect of such dividend. No dividend shall bear interest against the Company.

135. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable in respect of the shares held by such joint holders.

136. Any dividend or other moneys payable in cash on or in respect of a share may be paid by cheque or warrant or sent through the post to the registered address of the member or person entitled thereto (or, if two or more persons are registered as joint holders of the share or entitled thereto in consequence of the death or bankruptcy of the holder or otherwise by operation of law, to any one of such persons) or to such person at such address as such member or person or persons may by writing direct. Where such dividend or other moneys are to be paid by cheque or warrant, every such cheque or warrant shall be made payable to the order of the person to whom it is sent or to such person as the holder or joint holders or person or persons entitled to the share in consequence of the death or bankruptcy of the holder or otherwise by operation of law may direct. Any such dividend or other moneys may also be paid by such other method (including, without limitation, direct debit, bank or other funds transfer system or transfer by any electronic media) as the Board may in its absolute discretion think fit (subject always, in the case of shares in uncertificated form, to the facilities and requirements of the Relevant System concerned where payment is to be made by means of such Relevant System) to or through such person as the holder or person entitled may in writing direct. Every such cheque or warrant so sent or payment so made shall be sent or made at the risk of the holder or person entitled. Payment of a cheque or warrant by the bank on which it was drawn, the transfer of the funds by the bank instructed to make the same or the making of payment otherwise in accordance with this Article shall be a good discharge to the Company. The Company shall have no responsibility for any sums lost or delayed in the course of payment by a method selected by the Board pursuant to this Article, or where it has acted on any directions given by the holder or person entitled.

137.1 The Board may direct payment of any interim dividend made pursuant to Article 131 to be made wholly or in part by the distribution of specific assets, and in particular of paid up shares or debentures of any other company, or in any one or more of such ways.

137.2 Any General Meeting declaring a dividend may direct payment of such dividend wholly or in part by the distribution of specific assets, and in particular of paid up shares or debentures of any other company, or in any one or more of such ways, and the Board shall give effect to such resolution.

137.3 Where any difficulty arises in regard to any distribution made pursuant to Articles 137.1 and 137.2 above the Board may settle the same as it thinks expedient, and in particular may disregard in whole or in part or round up or down any fractional entitlements and may issue fractional certificates and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any members upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees upon such trusts for the persons entitled to the dividend as may seem expedient to the Board.

SCRIP DIVIDENDS

138. The Board may, if authorised by an Ordinary Resolution of the Company, offer the holders of Ordinary Shares the right to elect to receive Ordinary Shares, credited as fully paid, instead of cash in respect of the whole (or some part to be determined by the Board) of such dividend or dividends as may be declared by the Company pursuant to Article 128 or, as the case may be, by the Board pursuant to Article 131, upon such terms and conditions and in such manner as may be specified in such resolution and subject to such exclusions or restrictions as the Board may, in its absolute discretion, deem necessary or desirable in relation to compliance with legal or practical problems under the laws of or the requirements of any recognised regulatory body or any stock exchange in any territory.

The following provisions shall apply:

(a) The said resolution may specify a particular dividend or dividends, or may specify all or any dividends declared within a specified period, provided nevertheless that the Board may in its absolute discretion amend, suspend or terminate (whether temporarily or otherwise) such right to elect or the offer of such right to elect and may do such things and acts considered necessary or expedient with regard to, or in order to effect, any such amendment, suspension or termination.

(b) No fraction of any Ordinary Share shall be allotted. The Board may make such provisions as it thinks fit for any fractional entitlements including provisions whereby, in whole or in part, the benefit thereof accrues to the Company.

(c) The basis of allotment shall be determined by the Board so that, as nearly as may be considered convenient (including rounding the ratio on which entitlements are based up or down to the nearest whole number of shares), the value (calculated by reference to the average quotation) of the new Ordinary Shares to be allotted instead of any amount of dividend shall equal such amount. For such purpose the average quotation of an Ordinary Share shall be the average of the middle market quotations for a fully paid Ordinary Share of the Company as derived from the London Stock Exchange Daily Official List on the day when the Ordinary Shares are first quoted "ex" the relevant dividend and the four subsequent dealing days, or in such other manner as may be determined by or in accordance with the Ordinary Resolution. A certificate or report by the Auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount.

(d) If the Board determines to allow such right of election on any occasion it shall, after the basis of allotment has been determined under paragraph (c) above, give notice in writing to the Ordinary Shareholders of the right of election accorded to them and shall send with or following such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective and may also from time to time establish or vary a procedure for election mandates, under which a holder of Ordinary Shares may elect in respect of future rights of election to be offered to the holder under this Article until the election mandate is revoked in accordance with the procedure.

(e) The Board shall not proceed with any election unless the Company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be capitalised to give effect to it after the basis of allotment is determined.

(f) As regards Ordinary Shares in respect of which rights of election have been made available and duly exercised (the **"elected Ordinary Shares"**), the relevant dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable, and in lieu thereof additional Ordinary Shares shall be allotted to the holders of the elected Ordinary Shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise, out of such of the sums standing to the credit of reserves (including any share premium account or capital redemption reserve) or profit and loss account as the Board may lawfully determine, a sum equal to the aggregate nominal amount of

the additional Ordinary Shares to be allotted on such basis and apply the same in paying up in full the appropriate number of unissued Ordinary Shares for allotment and distribution to and amongst the holders of the elected Ordinary Shares on such basis. A resolution of the Board capitalising any part of the reserves of profits hereinbefore mentioned shall have the same effect as if such capitalisation had been sanctioned by an Ordinary Resolution of the Company in accordance with Article 138.

(g) The additional Ordinary Shares so allotted shall rank pari passu in all respects with the fully paid Ordinary Shares then in issue save only as regards participation in the relevant dividend (or share election in lieu). Unless the Board otherwise determines (and subject always to the Regulations and the requirements of the Relevant System concerned), the Ordinary Shares so allotted shall be issued as shares in certificated form (where the Ordinary Shares in respect of which they have been allotted were shares in certificated form at the Scrip Record Time) or as shares in uncertificated form (where the Ordinary Shares in respect of which they have been allotted were uncertificated shares at the Scrip Record Time) provided that if the Company is unable under the facilities and requirements of the Relevant System concerned to issue Ordinary Shares in respect of the person entitled thereto as shares in uncertificated form able to be evidenced and transferred without a written instrument, such shares shall be issued as shares in certificated form; for these purposes, the Scrip Record Time means such time on the record date for determining the entitlements of members to make elections as described in this Article, or on such other date, as the Board may in its absolute discretion determine.

CAPITALISATION OF RESERVES

139. In addition to the provisions of Article 137 the Company may by Ordinary Resolution, upon the recommendation of the Board and subject as hereinafter provided, resolve that it is desirable to capitalise any part of the undivided profits of the Company (whether or not the same are available for distribution) or any part of any sum for the time being standing to the credit of any of the Company's reserve accounts (including share premium account and capital redemption reserve) and that the Board be accordingly authorised and directed to appropriate the profits or sum so resolved to be capitalised as capital to the members in the proportion in which such profits or sum would have been divisible amongst them had the same been applied or been applicable in paying dividends on the shares held by them on such date as shall be fixed by or in accordance with such resolution, and to apply such profits or sum on their behalf, either in or towards paying up the amounts (if any) for the time being unpaid on any shares held by them respectively, or in the paying up in full of unissued shares or debentures of the Company of a nominal amount equal to such profits or sum, such shares or debentures to be allotted and

distributed credited as fully paid up to and among such members in the proportion aforesaid, or partly in one way and partly in the other: Provided always that the share premium account and the capital redemption reserve and any profits which are not available for distribution may, for the purposes of this Article, only be applied in the paying up of unissued shares to be allotted to members as fully paid.

140. Whenever such a resolution as aforesaid shall have been passed the Board shall make all appropriations and applications of the undivided profits or sum resolved to be capitalised thereby, and all allotments and issues of fully paid shares or debentures (if any) and generally shall do all acts and things required to give effect thereto, with full power to the Board to make such provision (including provision whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company instead of to the members otherwise entitled) as it thinks fit in the case of shares or debentures becoming distributable in fractions, and also to authorise any person to enter on behalf of all the members entitled thereto into an agreement with the Company providing for the allotment to them respectively, credited as fully paid up, of any shares or debentures to which they may be entitled as the result of such capitalisation, and any agreement made under such authority shall be effective and binding upon all such members.

ACCOUNTS

141. The Board shall cause proper accounting records to be kept in accordance with the provisions of the Statutes.

142. The accounting records shall be kept at the Office or, subject to the provisions of the Statutes, at such other place as the Board shall think fit, and shall at all times be open to the inspection of the officers of the Company but no member (not being such an officer) shall have any right to inspect any accounting records or other book or document of the Company except as conferred by statute or authorised by the Board or by an Ordinary Resolution of the Company.

143. The Board shall from time to time, in accordance with the provisions of the Statutes, cause to be prepared and to be laid before the Company in General Meeting such profit and loss accounts, balance sheets, group accounts (if any) and reports as are specified in the Statutes.

144. The Auditors' report shall be open to inspection as required by the Statutes.

145. A copy of the Directors' and Auditors' reports accompanied by copies of the balance sheet, profit and loss account and other documents required by law to be annexed to the balance sheet, shall, not less than twenty-one clear days before the Annual General Meeting, be delivered in any manner permitted by the Act (including to the extent permitted by the Act, as an Electronic Communication) or sent by post to the registered address of every member and holder of debentures of the Company (or, in the case of an

Electronic Communication, to the address given to the Company by the relevant member or holder) and to the Auditors, and the required number of copies of each of these documents shall at the same time be forwarded to the London Stock Exchange and to any other stock exchange on which all or any of the shares of the Company have been admitted for listing provided that if and to the extent that the Statutes so permit the Company need not send copies of the documents referred to above to members but may send such members summary financial statements or other documents authorised by the Statutes.

AUDIT

146. Auditors shall be appointed and their duties regulated in accordance with the provisions of the Statutes.

NOTICES

147. A notice or other document may be served by the Company on any member either:

(a) personally;

(b) by sending it by prepaid post addressed to such member at his address as appearing in the Register;

(c) by sending it using Electronic Communication to an address appearing on the Company's website or to the extent permitted by the Act and with the agreement of the relevant member; or

(d) by placing it on a website or websites and giving to the member a notice stating that the notice or other document is available there (**"a Notice of Availability"**). The Notice of Availability may be given to the member by any of the means set out in Article this 147 (a), (b) or (c).

PROVIDED THAT the provisions of (c) and (d) above shall only take effect from a date notified in writing by the Company to members pursuant to (a) or (b) above.

No member shall be entitled to have notices or other documents given to him by means of Electronic Communication if the Board deems it necessary or expedient to give him notice by some other means authorised by the Articles.

148. Any notice or document may be served by a member on the Company either:

(a) personally;

(b) by sending it through the post in a prepaid cover addressed to the Company at its recognised office;

(c) by leaving it at the Company's registered office; or

(d) by sending it using Electronic Communication to an address appearing on the Company's website;

PROVIDED THAT the provisions of (d) above shall only take effect from a date notified in writing by the Company to members by any of the means referred to in (a), (b) or (c) above.

No member shall be entitled to serve notices or documents on the Company by means of Electronic Communication if the Board deems it necessary or expedient to receive notice by some other means authorised by the Articles.

149. All notices required to be given to the members with respect to any share to which persons are jointly entitled shall be given to whichever of such persons is named first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

150. Any member described in the Register by an address not within the United Kingdom who shall from time to time give the Company either an address within the United Kingdom at which notices may be served upon him or (where the Company serves notices in the manner referred to in Article 147(c)) an address for the purpose of Electronic Communication at which notices may be served on him shall be entitled to have notices served upon him at such address, but (save as aforesaid) no member other than a member described in the Register by an address within the United Kingdom shall be entitled to receive any notice from the Company.

151.1 If at any time by reason of the suspension or curtailment of postal services within the United Kingdom the Company is unable effectively to convene a General Meeting by notice sent through the post, a General Meeting may be convened by notice advertised in at least one national newspaper; such notice shall be deemed to have been duly served on all members entitled thereto at noon on the day when the advertisement appears. In any such case the Company shall send confirmatory copies of the notice by post if at least forty-eight hours prior to the Meeting the posting of notices to addresses within the United Kingdom again becomes practicable.

151.2 Any other notice required to be given by the Company to the members or any of them shall be sufficiently given if given by advertisement (whether or not the Company is unable effectively to give such notice by reason of suspension or curtailment of postal

services or otherwise). Any such notice given by advertisement shall be advertised once in at least one leading national daily newspaper.

151.3 If at any time, as a result of general technical failure, the Company is unable effectively to convene a General Meeting by notices sent by Electronic Communication, a General Meeting may be convened, so far as concerns members whose addresses in the register of members or given pursuant to Article 148 of these Articles are within the country where such failure occurs, by a notice advertised in at least one national daily newspaper published in the United Kingdom and such notice shall be deemed to have been duly served on all such members at noon on the day when the advertisement appears. In any such case the Company shall send confirmatory copies of the notice by Electronic Communication if at least 4 days prior to the date of the meeting the sending of notices by Electronic Communication again becomes practicable.

152. Any notice or other document, if served by post, shall be deemed to have been served at the expiration of twenty-four hours (or, where second class mail is employed, forty-eight hours) after posting within the United Kingdom, and in proving such service it shall be sufficient to prove that the notice or document was properly addressed and posted. Any notice or other document, if served by Electronic Communication, shall be deemed to be given by the Company to the member at the expiration of 24 hours after the time it was sent and in proving such service it will be sufficient to prove that the Electronic Communication was properly addressed and transferred from the Company's electronic mail system. A notice to be given by advertisement shall be deemed to have been served on the day on which the advertisement appears.

153. A person entitled to a share in consequence of the death or bankruptcy of a member, or of any other event giving rise to its transmission by operation of law, shall, upon supplying to the Company such evidence as the Board may reasonably require to show his title to the share, and upon supplying also an address within the United Kingdom for the service of notices, be entitled to have served upon or delivered to him at such address any notice or document to which the said member would have been entitled, and such service or delivery shall for all purposes be deemed to be a sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share. Subject to the aforesaid, any notice or document served upon or delivered to any member pursuant to these Articles shall, notwithstanding that the member is then dead or bankrupt, or that any other event giving rise to the transmission of the share by operation of law has occurred, and whether or not the Company has notice of the death, bankruptcy or other event, be deemed to have been properly served or delivered in respect of any share registered in the name of that member as sole or first named joint holder.

154. Every person who by operation of law, transfer, transmission, or other means whatsoever shall become entitled to any share, shall be bound by every notice in respect of such share (other than a notice requiring information with respect to interests in the share) which, previously to his name and address being entered in the Register as the registered holder of such share, shall have been duly given to the person from whom he derives the title to such share.

WINDING-UP

155. If the Company shall be wound up the liquidator may, with the sanction of an Extraordinary Resolution of the Company and with any other sanction required by the Insolvency Act 1986, divide amongst the members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purpose set such value as he deems fair upon any property to be so divided and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, shall think fit, but so that no member shall be compelled to accept any shares or other securities on which there is any liability.

INDEMNITY

156.1 Subject to the provisions of the Statutes, every Director, or other officer or Auditor of the Company shall be indemnified out of the assets of the Company against all costs, charges, expenses, losses and liabilities which he may sustain or incur in or about the execution of his office or otherwise in relation thereto.

156.2 To the extent permitted by the law the Directors may arrange insurance cover at the cost of the Company in respect of any liability, loss or expenditure incurred by any Director or other officer or Auditor of the Company in relation to anything done or omitted to be done or alleged to have been done or omitted to be done as Director, officer or Auditor.

RECORD DATE

157. Notwithstanding any other provision of these Articles but subject always to the Statutes, the Company or the Board may by resolution specify any date (the "record date") as the date at the close of business (or such other time as the Directors may determine) on which persons registered as the holders of shares or other securities shall be entitled to receipt of any dividend, distribution, interest, allotment, issue, notice, information., document or circular and such record date may be on or at any time before the date on which the same is paid or made or (in the case of any dividend, distribution, interest,

allotment or issue) at any time after the same is recommended, resolved, declared or announced but without prejudice to the rights inter se in respect of the same of transferors and transferees of any such shares or other securities.

INDEX

* Note that in this reprinted version paragraphs within Articles which were previously lettered (e.g. as 4(A) are now numbered (eg as 4.1).



PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

(16)



88(2

03 OCT 23 AM 7:21

Return of Allotment of Sh

CHFPO83

Company Number 3299608

Company name in full ELEMENTIS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	02	05	2003			

Class of shares *(ordinary or preference etc)*	REDEEMABLE B		
Number allotted	474,742,205		
Nominal value of each share	£0.01P		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

1.1 REDEEMABLE B SHARE ISSUED FOR EVERY
1 ORDINARY SHARE HELD ON THE REGISTER
AS AT 28TH APRIL 2003.

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardif**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235**
For companies registered in Scotland **Edinburgh**

...d addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allott...	
Name PLEASE SEE ATTACHED LIST	Class of shares allotted	Number allotted
Address	REDEEMABLE B	474,742,2...
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 20 · 05 · 03

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

...se give the name, address, ...phone number and, if available, a DX number and Exchange of the person Companies House should contact if there is...

Lloyds TSB Registrars, Corporate Actions, The Causeway

Worthing, West Sussex, BN99 6DA

G

CHFP000

COMPANIES FORM No. 122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

(17)

122

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 3299608

Name of company

* insert full name of company

* ELEMENTIS PLC

gives notice that:

ON 2nd MAY 2003, 475,177,069 REDEEMABLE B SHARES OF £0.01 WERE REPAID AND CANCELLED.

03 OCT 23 AM 7:21

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed P A [illegible] Designation ‡ SECRETARY Date 20 . 5 . 03

Presentor's name address and reference (if any) :

For official Use (02/00)
General Section

Post room



03 OCT 23 AM 7:21



Company Number: 3299608

The Companies Acts 1985 to 1989
Ordinary and Special Resolutions
of
Elementis plc

At the Annual General Meeting of the Company duly convened and held on the 24th day of April 2003 the following resolutions were passed, No 1 was passed as an Ordinary Resolution and Numbers 2 and 3 as Special Resolutions:

1) That the authority conferred by Article 4(B) of the Company's Articles of Association will be renewed (but without prejudice to the authority conferred by Resolution 10 passed at the Annual General Meeting held on 28 April 2000) and so that for this purpose the Section 80 amount will be £7,192,926 and the prescribed period will be the period from the date of this Meeting to the conclusion of the next Annual General Meeting of the Company or 23 July 2004, whichever shall be the earlier.

2) That the power conferred by Article 4(D) of the Company's Articles of Association be renewed and so that for this purpose the Section 89 amount will be £1,078,939 and the prescribed period will be the period specified in Resolution 1.

3) That the authority conferred on the Company at the fifth Annual General Meeting to make market purchases (as defined in Section 163(3) of the Companies Act 1985) of ordinary shares of 5 pence each in the capital of the Company be hereby renewed provided that:

(a) the maximum number of ordinary shares hereby authorised to be purchased is 43,157,558;

(b) the minimum price which may be paid for such shares is 5 pence per share exclusive of expenses;

(c) the maximum price, exclusive of expenses, which may be paid for each such share is an amount equal to 105 per cent of the average of the market values for such shares as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day on which the share is contracted to be purchased;

(d) unless previously renewed, varied or revoked, the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company or 23 April 2004, if earlier; and

(e) the Company may make a contract to purchase its own shares under the authority hereby conferred prior to the expiry of such authority, which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of its own shares in pursuance of any such contract.

Secretary
19 May 2003





Elementis plc
Ash House
Fairfield Avenue
Staines TW18 4ES, UK
Phone: +44 (0) 1784 22 4212
Facsimile: +44 (0) 1784 22 4312

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS



(19)
88(2)

03 OCT 23 AM 7:2

Return of Allotment of Shares

CHFP083

Company Number 3299608

Company name in full ELEMENTIS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	09	06	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	11,405		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	21.92p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Peter TIPLADY Address 64 Brantwood Chester Le Street County Durham UK Postcode DH2 2UL	Class of shares allotted Ordinary	Number allotted 11,405
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 18 JUNE 2003

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/Ex-C/CS/7756
Tel 01903 833864
DX number DX exchange


ELEMENTIS


Registered number: 3299608

Making chemistry work harder
Elementis plc
Annual Report 2002

Global, specialist innovative

Our business at a glance

Europe & Africa

Elementis is a global company made up of specialist business teams. These teams are grouped in three divisions, Chromium, Pigments & Specialties and Specialty Rubber

Sales by division*
1 Chromium 28%
2 Pigments & Specialties 62%
3 Specialty Rubber 10%



1
2
3

* after elimination of inter-group sales

Chromium

£109.0 million
Sales[1]

£3.7 million
Operating profit[3]

£95.4 million
Capital employed[4]

503
Number of employees at year end

Business
Elementis Chromium

Global headquarters
Eaglescliffe,
Stockton-on-Tees, UK

Principal products
Sodium dichromate, chromic sulphate, chromic acid, chromic oxide, chromic hydrate, sodium sulphate

Principal markets
Leather tanning, timber treatment, metal finishing, metal alloys, pigmentary, ceramics, magnetic media

Growth drivers
Operational excellence
Price/cost competitiveness
Customer service

Locations

Europe
Eaglescliffe

North America
Amarillo, Castle Hayne, Corpus Christi, Dakota City, Milwaukee

Asia Pacific
Shanghai

Pigments & Specialties

£225.0 million
Sales

£18.7 million
Operating profit[2]

£284.6 million
Capital employed[4]

1,132
Number of employees at year end

Business
Elementis Pigments

Global headquarters
East St Louis, Illinois, US

Principal products
Iron oxide pigments, chromic oxide pigments, carboxylates, zinc products

Principal markets
Coatings, construction, chemicals, automotive, consumer products

Growth drivers
Globalisation of customer base
Niche product development
Customer service

Locations

Europe
Birtley, Market Harborough

North America
Colton, Easton, East St Louis, Toronto

Asia Pacific
Hong Kong, Selangor, Shanghai, Shenzhen, Taicang

lorth America

Asia Pacific
& Australia

les by area of operation*
North America 52%
Europe 42%
Rest of the World 6%


3
1
2

*er elimination of inter-group sales

Operating profit/(loss) by division**
£million
1 Chromium 3.7
2 Pigments & Specialties 18.7
3 Specialty Rubber (2.0)


2
1
3

** before goodwill amortisation and exceptionals

Business
Elementis Specialties

Global headquarters
Hightstown, New Jersey, US

Principal products
Rheological additives, colourants, waxes, other specialty additives

Principal markets
Coatings, oil drilling, inks, personal care, adhesives

Growth drivers
Product innovation
Customer service
Globalisation of customer base
Growth of aqueous based additives

Locations

Europe
Brussels, Cologne, Livingston, Oosterhout

North America
Belleville, Charleston, Jersey City, Hightstown, Newberry Springs, St Louis

Asia Pacific
Changxing, Osaka, Selangor, Shanghai

Specialty Rubber

£37.8 million
Sales

£(2.0) million
Operating loss[3]

£19.9 million
Capital employed[4]

595
Number of employees at year end

Businesses
Linatex, Bergmann

Global headquarters
Yateley, Hampshire, UK

Principal products
Abrasion-resistant rubber, sheet mouldings, fabricated products, linings, screens

Principal markets
Minerals processing, sand & gravel, defence and security, transportation

Growth drivers
Product innovation
Brand recognition
Product quality and cost effectiveness
Customer service

Locations

Europe
Yateley, Rotterdam

North America
Gallatin, Sept-Iles

Africa
Alrode

Asia Pacific & Australia
Batu Caves, Dandenong, Darwin, Hawthorn, Kalgoorlie, Mount Isa, Perth, Townsville

Financial highlights

Contents

Sales on continuing operations

£364.9 million down 7%

(2001: £392.9 million)

Operating profit on continuing operations

£20.5 million* up 63%

(2001: £12.6 million*†)

Profit before tax

£19.7 million* up 36%

(2001: £14.5 million*†)

Earnings per share

3.4 pence* up 17%

(2001: 2.9 pence*†)

Net year end borrowings

£37.4 million down 6.5%

(2001: £40.0 million)

Net year end gearing

12.0 per cent**

(2001: 9.6 per cent restated**†)

Basic (loss)/earnings per share

(7.1) pence***

(2001: 1.0 pence***)

* before goodwill amortisation and exceptionals

** the ratio of net borrowings to shareholders' funds plus net borrowings

† results of prior periods restated to reflect adoption of FRS17 'Retirement Benefits' and FRS19 'Deferred Tax'

*** basic (loss)/earnings per share after goodwill amortisation and exceptionals, primarily in respect of the restructuring charge for Corpus Christi previously announced in November 2002

A year of strategic action

I am pleased to report an operating profit, before goodwill amortisation and exceptionals, on continuing businesses of £20.5 million, an improvement of 63 per cent on 2001. Earnings per share on the same basis increased 17 per cent to 3.4 pence.

This has been accomplished, despite a 7 per cent decline in sales from continuing operations to £364.9 million, by systematic cost management and higher productivity, helped by lower energy costs. While overall volumes have been maintained, lower prices for chromium chemicals and the effect of currency movements caused most of the sales decline.

Operating cash flow was marginally ahead of last year at £38.0 million and net borrowings were reduced by £2.6 million to £37.4 million. This was achieved after taking account of acquisition expenditure of £28.2 million. The Elementis Six Sigma programme has delivered benefits exceeding £3.0 million during 2002, and expectations are that this will continue in 2003. Capital expenditure was down 26 per cent to £12.4 million, excluding £3.8 million expenditure on the Enterprise Resource Planning (ERP) programme, at 68 per cent of depreciation. Exceptional items were £40.4 million mainly attributable to the restructuring charge for the rationalisation of the chromium operations in Corpus Christi, Texas, as previously announced. As a result basic earnings per share, after goodwill amortisation and exceptionals in 2002 was a loss of 7.1 pence (2001: earnings of 1.0 pence).

Safety performance improved modestly in 2002, but not to the satisfaction of the Board or management, and additional emphasis is being given to bring performance up to the level of the industry's leaders. Environmental non-compliances were reduced substantially.

Under the leadership of Chief Executive Geoff Gaywood, 2002 has been a year of strategic action. Good progress has been made in the implementation of the growth strategy outlined in the 2001 Annual Report and further elaborated at the half year.

Three non-core businesses were exited. Investments for growth were made in the new ERP system, in Pigments & Specialties plants in the strategically important Chinese market, and in our Specialties business development capabilities. Structural over-capacity in the chromium industry was addressed through the rationalisation of our US chromium site and the acquisition of the chromium chemicals business of Occidental Chemicals Corporation (OxyChem). I would like to thank Elementis employees for their determined effort in delivering these achievements.

The Board intends to issue further redeemable B shares to ordinary shareholders on the register on 28 April 2003 with a total value of 1.1 pence for each ordinary share held. This compares with 1.0 pence for the comparable issue last year.

Given the uncertain global economic outlook and continuing pressure on chromium chemicals pricing, Elementis nevertheless expects to improve its cost base further and strengthen its market positions.

Jonathan Fry
Chairman
27 February 2003

Chief Executive's review

Behavioural safety programmes, that rely on the personal involvement of employees, in action at Elementis Chromium and Elementis Specialties.

Despite generally flat demand and broad competitive pressure, Elementis has improved its financial performance considerably and installed the key strategic profit growth drivers. The ability to maintain strong cash generation and a healthy balance sheet in an economic downturn has been demonstrated, and Elementis is well positioned to progress the implementation of its growth strategy.

Management overview
Employees at all levels have risen to the challenge of putting Elementis on a growth footing.

The management team, comprising the executive directors, the leader of each business and heads of strategic functions, has a firm grasp of the business and is driving the implementation of the growth strategy. Five of the team's members are new appointments in the last 15 months.

Tight management performance criteria have been applied to cost control and cash conservation throughout the year, but emphasis has also been placed on implementing programmes to generate step change improvements in financial performance in all businesses and to create platforms for long term growth. Profit plan performance discipline has been good.

The ERP programme, which will provide a platform for operational excellence, best practice business processes and knowledge transfer, was authorised and is progressing as planned towards its first phase of implementation in the second half of [illegible]. The total investment will be

Transforming Elementis into a leading global specialty chemical company

£13.0 million, with annualised cost saving benefits amounting to £3.5 million by the time implementation is complete in all businesses in mid 2004.

The Corporate Finance team, a new strategic resource for Elementis, was formed and has demonstrated first class capabilities. Closure and integration of the acquisition of the chromium chemicals business of OxyChem has been completed in exemplary fashion.

The successful Six Sigma programme has delivered cost savings of over £3.0 million in 2002.

While environmental performance improved substantially, safety performance progressed only moderately and fresh initiatives are now being taken to raise standards to those of the industry leaders.

The global HR function has been co-ordinated, upgraded and aligned with the growth strategy. High standards in resourcing have been set and successfully implemented. Cross-business career progression has become more accessible and retention has been high.

IT activities have been rationalised and upgraded, some non-core processes outsourced and an effective global IT capability has been established.

Internal communication of the Elementis strategic direction and performance has enhanced employee confidence and commitment.

The recently strengthened internal [illegible] function has delivered considerable [illegible]

Risk management has been further upgraded and incorporated in routine management processes.

Strategy
Progress in the implementation of the growth strategy has been made in each of the four businesses.

Elementis Chromium acquired the chromium chemicals business of OxyChem, which includes the world's second largest production plant at Castle Hayne, North Carolina, US. This acquisition facilitated a rationalisation of capacity at our plant at Corpus Christi, Texas, US, made necessary by the likely restrictions on the use of chromated copper arsenate (CCA) in the US as announced by the US Environmental Protection Agency (EPA). The resulting annualised savings are now expected to exceed £13.0 million, of which at least half is expected to be achieved in 2003, and will considerably strengthen our competitive cost position.

Elementis Specialties has outperformed competitors in certain key sectors, strengthened its R&D, licensing, business development and innovation capabilities, and made a small, strategic acquisition of a producer of organoclays in China.

Elementis Pigments is expanding its competitive Asia Pacific cost base to drive growth. The Board authorised an investment of £10.0 million in a world-scale particle manufacturing and finishing facility to be built at a new site at Taicang, near Shanghai, China, to supply growing demand in Asia Pacific. Elementis Pigments divested its non-core antiperspirant aluminium chloride business (AAC) and, on completion of a strategic review of its Birtley, UK site, closed its unprofitable zinc oxide operations there and the site is expected to return to profitability in 2003.

A new Managing Director was appointed for Specialty Rubber. The migration of high labour content product fabrication from the US and Europe to Malaysia has progressed.

Transforming Elementis
The management team is confident of its ability to deliver improved financial performance and profitable growth. Recognising the strong balance sheet and ability to continue to generate cash in a depressed market, the team has raised its sights with conviction and determination. Much remains to be done, but important steps have been taken on the path to transforming Elementis into a leading global specialty chemical company.

Geoff Gaywood
Chief Executive
27 February 2003

Business review

Divisional highlights
For the year ended 31 December 2002 (£million)

	2002			2001		
	Sales	Operating profit before goodwill amortisation and exceptionals	Operating profit after goodwill amortisation and exceptionals	Sales	Operating profit before goodwill amortisation and exceptionals restated*	Operating profit after goodwill amortisation and exceptionals restated*
Continuing operations						
Chromium	**109.0**	**3.7**	(35.8)	**126.9**	**2.6**	2.6
Pigments & Specialties	**225.0**	**18.7**	0.7	**228.0**	**10.8**	(3.2)
Specialty Rubber	**37.8**	**(2.0)**	(2.7)	**46.0**	**(0.9)**	(1.4)
Associates	-	**0.1**	0.1	-	**0.1**	0.1
Group	-	-	-	-	-	(4.6)
Inter-group	**(6.9)**	-	-	**(8.0)**	-	-
	364.9	**20.5**	(37.7)	**392.9**	**12.6**	(6.5)

*results of prior period restated to reflect adoption of FRS17 'Retirement Benefits' and FRS19 'Deferred Tax'

Chromium

Elementis Chromium is the world's largest producer of chromium chemicals.

£109.0 million
Sales

£3.7 million
Operating profit*

Global demand for chromium chemicals in the first half of the year was flat compared to the average of 2001, but declined in the second half due to a severe down-turn in demand for gas turbine engines and steel mill refractories. Demand from the wood treatment sector held up as expected. Elementis maintained its market share, improving its position in higher return sectors. Competition was fierce, driving prices down almost 10 per cent, particularly in the second half of the year. Three competitors closed down their plants in 2002, in addition to the rationalisation of the Elementis Corpus Christi, Texas operation, reducing global production capacity by around 13 per cent.

Sales contracted by 14 per cent to £109.0 million, on 2 per cent lower dichromate equivalent tonnage. Lower chromium chemicals prices reduced sales by £12.6 million and the balance of the sales decline was due to currency movements and volume. The specially developed granular chromic acid product CA21 was recognised with the Queen's Award for Innovation in May, and continued to show strong growth in global markets.

Operating profit before exceptionals grew [illegible] per cent to £3.7 million due to strong cost reduction performance. Offsetting the negative impacts of pricing and volume, energy cost savings contributed £4.6 million, the Six Sigma efficiency programme £2.0 million and other operating efficiencies £3.5 million.

As previously stated, in February 2002 the EPA announced restrictions on the use of CCA as a wood preservative for consumer use in the US, to be effective by 2004. Elementis Chromium supplies chromic acid, which acts primarily as a binding agent, to producers of CCA. As expected, this announcement did not affect sales in 2002, and the EPA has not yet announced its final position.

In response to the market situation created by the EPA's actions, Elementis acquired the chromium chemicals business of OxyChem, the only other US producer, for £26.9 million cash and up to £3.8 million deferred consideration depending on future business performance. The transaction was completed on 6 December 2002. The manufacturing facility acquired at Castle Hayne, North Carolina, US is the world's second largest after Elementis Chromium's plant at Eaglescliffe, UK, and is a first class operation in every respect. As a result of the EPA's actions, Elementis Chromium estimates that global sales of the combined business could be adversely affected by around 13 per cent by 2004, compared to an estimated 15 per cent prior to the acquisition.

Rationalisation of the Elementis Chromium Corpus Christi, Texas, US site was undertaken shortly after completion of the transaction for a one time restructuring charge of £5.1 million. The chromic acid plant was closed and the dichromate unit mothballed with the loss of around 60 jobs and an impairment charge of £35.4 million was recorded against the net book value of existing assets. Annualised operational savings are now expected to be at least £13.0 million, of which at least half is expected to be achieved in 2003. The transaction and integration of the business was completed with minimal disruption and has responded to the adverse effects of the EPA's announced restrictions on CCAs by creating a single low cost North American producer able to compete more effectively against low cost imports in North and South America.

Pigments & Specialties

Elementis Pigments is a world leading producer of synthetic iron oxide pigments.

Elementis Specialties is a leading producer of organoclays and other rheological additives.

£225.0 million
Sales

£18.7 million
Operating profit**

Elementis continues to report the financial performance of its Pigments & Specialties businesses combined in order to avoid publishing data of potential value to its major competitors, none of whom report the performance of these businesses separately. Sales in Pigments & Specialties fell by just over

Maximising potential of people, products and markets

Performance, innovation and trust

Employees throughout Elementis are committed to the successful Six Sigma programme.

1 per cent to £225.0 million. Currency movements and the exit from non-core businesses reduced sales by around 4 per cent. This offset organic growth of 3 per cent, which was due to modest improvement in the North American coatings sector and strong performance in Asia-Pacific.

Operating profit before goodwill amortisation and exceptionals increased by 73 per cent to £18.7 million as a result of comprehensive management of fixed and variable costs, including £1.0 million from the Six Sigma programme, £1.6 million in reduced energy costs and £4.2 million from operating efficiencies.

Elementis Pigments
Demand for iron oxide pigments in the coatings and construction sectors served by Elementis grew at around 3 per cent in North America and in Asia-Pacific, while the European market was flat. Demand for metal carboxylate driers grew in line with the coatings market, but zinc oxide use in the UK declined as the tyre industry continued to migrate to Eastern Europe.

Elementis Pigments staged a strong recovery from the previous year, raising iron oxide pigment sales volume by 5 per cent by improving its share of higher margin products and showing strong growth in Asia-Pacific, while prices declined by 2 per cent. The plant in Shenzhen, China, achieved record production levels and an investment of £0.6 million was authorised to raise capacity there by an additional 60 per cent. Carboxylate sales [illegible] 13 per cent, while zinc oxide declined by [illegible] per cent.

At constant currencies, sales excluding the anhydrous aluminium chloride (AAC) business, which was sold during the year, increased by 3 per cent.

The operating loss reported last year, which was exacerbated by temporary plant closures, was eliminated. The 2002 result benefited from continued improvement in costs, including Six Sigma benefits, labour productivity, purchasing and energy savings, and a shift in manufacturing mix towards Shenzhen production.

A strategic review of the Birtley, UK facility was completed, resulting in the decision to cease iron oxide milling and commodity zinc oxide production on the site, with the loss of around 65 jobs. An exceptional charge of £4.5 million was taken in 2002, and the closures have been completed. Production of zinc oxide nano-particles and metal carboxylates will continue as will sales, technical services and distribution of iron oxide pigments, and the site is expected to return to profitability in 2003.

In a further move to refine the Elementis Pigments product portfolio, the non-core AAC business was sold in October for £1.7 million and an exceptional loss of £2.1 million was recorded.

An investment of £10.0 million in a world-scale particle manufacturing and finishing facility to be built at a new site in Taicang, near Shanghai, China, was announced in December. The new wholly owned plant will produce technically advanced products for the Asia Pacific and European markets. Construction will start this year and commissioning is expected in 2004.

Elementis Specialties
Demand for rheological additives in the coatings sectors served by Elementis Specialties grew in line with global GDP, with aqueous based product applications continuing to outgrow non-aqueous. The inks market stabilised after a steep decline in 2001, but continues to move away from organoclays towards aqueous products. Global demand in drilling muds fell, despite firmer oil and gas prices. The drilling rig count, a rough measure of oil field activity, decreased 19 per cent from 2001, but deep water and deep well drilling, which require high performance additives of the type produced by Elementis Specialties, continued to grow. Demand in the personal care sector recovered well, but household products remained flat. In other industrial sectors served by Elementis Specialties, adhesives, sealants, construction and telecommunications markets declined, whereas pressure sensitive adhesives continued to grow.

Elementis Specialties delivered a 3 per cent volume increase in rheological additives overall, outperforming the market in the aqueous coatings, oil field and consumer markets, partially offset by withdrawal from some unprofitable business in inks. At constant currencies, sales excluding the paint business sold during the year, increased by 2 per cent.

Operating profit improved over the previous year mainly due to Six Sigma benefits and tight cost control. Innovation, R&D, licensing and business development resources have been significantly expanded with a view to achieving substantially higher organic growth in the future. The Innovation Board,

Fabrication of products using Linatex rubber.

which comprises external academic and business experts who will identify and drive innovative technologies, is now in place.

A new venture to produce organoclays for the rapidly expanding Chinese and Asian markets has been established in Changxing, near Nanjing, China. The plant, which is being acquired from a local producer of raw materials, is already in production and currently nearing completion of upgrading and expansion work.

The Elementis Specialties portfolio was refined in July by the sale of its small non-core paint business for £0.4 million, resulting in an exceptional loss on sale of £0.8 million.

Among the new products introduced in 2002 were Bentone® 42, a proprietary heat resistant thickener for use in high temperature well sites and Benathix® Plus, a specialty organoclay exhibiting superior sag resistance and ease of dispersion for the polyester laminating resin market. Both products secured commercial sales during the year.

Specialty Rubber

Linatex is a leading brand of abrasion resistant rubber for materials handling.

£37.8 million
Sales

£2.0 million
Operating loss

Demand for abrasion resistant rubber linings in heavy equipment for the global mining industry, the staple market for Linatex, fell in 2002 as investment declined, most notably in North America. Demand for Linatex products in the sand and gravel handling sector of the construction industry also fell, with the exception of China. Other industrial applications were also generally weak.

Sales reduced by 18 per cent to £37.8 million, with the exit from the equipment engineering business undertaken in 2001 contributing £4.3 million (52 per cent) of the decline. Sales in all regions declined except Australia, where the acquisition made last year of a hose manufacturer generated £0.9 million of profitable sales growth and is proving to be a strong base for innovative growth.

Operating loss before exceptionals increased from £0.9 million in 2001 to £2.0 million as a result of the volume decline. This was partially offset by fixed cost reductions mainly from labour productivity and the Six Sigma programme.

Management of the Specialty Rubber business was taken over by Greg McClatchy in July. Sales have since stabilised and action has been taken to streamline the organisation and improve focus. The closure of the service centres in Phoenix, Arizona, US and Gent, Belgium were completed and the transfer of high labour content fabrication operations from the US and Europe to Malaysia has progressed.

Commissioning of the continuous press in Malaysia, which uses leading edge technology, has taken longer than planned due to the complexity of the project but transfer of all production grades is expected to take place shortly. No sales have been lost as a result of the delay.

Partnerships with OEM equipment producers have grown, with joint investments enabling the production of an expanded range of large moulded rubber components, a particular strength of Linatex. New product introductions have progressed with particular emphasis on grades tailored for the quality requirements of specific markets. Recently developed extruded Linatex is replacing high cost hand-fabricated components, and foamed products are also attracting attention in specialised markets.

A global company made up of specialist teams

delivering our promises

Elementis three day lost time accident frequency for continuing operations*

*greater than three day LTA/100,000 hours worked frequency for continuing operations.

Year	Frequency
1998	0.89
1999	0.52
2000	0.58
2001	0.27

Recordable incident rate
(per 200,000 hours)

Year	Rate
2000	5.0
2001	4.3

Environmental incidents
(number of incidents)

Year	Incidents
2000	16
2001	28

Policy statement
Elementis conducts its business worldwide with the highest concern for the health and safety of its employees, contractors, customers, neighbours and the general public and for the environment in which it operates.

Elementis seeks to identify and eliminate occupational health hazards, is committed to providing a safe workplace for all its employees and strives for zero injuries.

Elementis aspires to best in class performance in all aspects of environmental management. It views compliance with all applicable legal requirements and legal codes of practice as its minimum standard and works pro-actively to reduce emissions and waste from its products and processes.

Elementis supports the chemical industry's Responsible Care programme and applies these principles in its worldwide operations. Elementis recognises the importance of communications with all interested parties and is committed to informing its employees, contractors, customers, neighbours and the general public promptly of any significant hazards that arise from its operations.

The Board and senior management of Elementis are committed to this policy and continually monitor performance to ensure its implementation.

Health, safety and environment leadership
Geoff Gaywood, Chief Executive, has Board level responsibility for health, safety and environmental (HSE) issues. Details of any lost time accidents and non-compliance with environmental consents are reported to the Board at each meeting. HSE performance is reviewed regularly by the management team and actions agreed to address any areas of under performance. HSE policy and corrective actions are implemented at operational level by the managing director of each business. Two corporate HSE managers provide an additional link between the management team and the businesses, providing expert advice on the implementation of policy and measuring performance.

Safety and environmental performance
Elementis achieved a further reduction in lost time accidents, although the size of the decrease was disappointing. The frequency rate for lost time accidents greater than three days per 100,000 hours worked decreased by just over [illegible] per cent year on year. This rate is 21 per cent better than the Chemical Industries Association member rate for 2001.

The rate for all recordable injuries and illnesses using the US Occupational Health & Safety Administration (OSHA) definitions was 3.4 per 200,000 hours worked compared with 4.3 in 2001.

A determined effort to improve the safety rate further is under way through an increased focus on minor accidents and near misses, and behavioural safety programmes. Minor accidents and near misses are targeted using the Elementis incident investigation reporting system, implemented in 2001. The investigations establish the root cause of minor incidents and enable effective corrective actions to be taken to reduce the probability of more serious accidents. A behavioural safety programme that relies on the greater personal involvement of employees in identifying potentially unsafe behaviour has been successfully used at the Elementis Chromium facility at Eaglescliffe, UK, since 1997. During 2002, a similar process was introduced to all Elementis Specialties plants in the US and UK and will be rolled out to the Specialties head office and European locations in the first quarter of 2003.

Using the strict Elementis definition of environmental incidents, environmental performance improved significantly; eight incidents occurred during 2002 compared with 28 in 2001. The improvement is due to the increased focus given to environmental performance at all levels of the business during the year and the successful application of the incident investigation reporting system to environmental incidents.

HSE targets
The longer term goal for HSE performance is to be in the top quartile of similar sized American chemical companies.

Goals for 2003
Safety
As the number of lost time accidents reduces, the focus now moves to reducing more minor accidents and incidents. A measure of this will be to reduce recordable incidents (using the OSHA definitions) to 2.4 per 200,000 employee hours during 2003.

Environmental performance
Improved environmental performance will target zero incidents having a significant impact on the environment.

Sustainable development
Elementis aspires to achieve sustainable development by continual improvement of its performance in product stewardship and environmental management, employment and employee welfare practices, and relations with the communities in which it operates and its other stakeholders. A sustainable development strategy, based on the values of employees and management and the standards set by other leading companies in the chemical industry is in development.

Chromium
Chromium chemicals are essential to an industrialised economy. Chromium plating, the familiar tough, lustrous finish on household furnishings, hospital equipment and automotive components, which is also applied extensively to corrosion and wear resistant engineering surfaces, is made from chromic acid. The global leather industry relies on chromic sulphate for tanning animal hides, and the high chromium content super-alloys in gas turbine engines are derived from chromic oxide. Other applications for chromium chemicals include high performance refractories, and pigments for ceramics, plastics, coatings and cosmetics. These products have proven over a long period of time to be highly effective and virtually indispensable, but there are hazards associated with some chromium chemicals that need to be understood and managed.

Chromium exists in three distinct forms or valency states, metallic, trivalent and hexavalent. The hazards and practices relating to managing the risk vary depending on the form present. Metallic chromium, present in chromium-plated objects and alloys such as stainless steels, is essentially inert. Trivalent compounds occur naturally in the environment in mineral ores, are the most stable and are not classified as hazardous. Commercial uses include pigments, refractories and leather tanning. Hexavalent chromium compounds do have recognised hazards, and are regulated accordingly. They occur in the primary manufacturing process and are used in some downstream process industries, such as chromium plating. Elementis Chromium works to manage these hazards responsibly during manufacture and for the purposes of distribution.

In addition to complying with relevant regulations, we work with customers, industry associations, scientific experts and authorities to provide product stewardship and facilitate best practice and understanding in health, safety and environmental issues, consistent with the principles of the global chemical industry's Responsible Care programme.

As the world's leading producer of chromium chemicals, Elementis is committed to providing these vitally important products to industry in a safe and responsible way.

Management in action

Geoff Gaywood

Brian Taylorson
Philip Brown

The Board

Jonathan Fry
Non-executive Chairman, age 65
Jonathan Fry became Chairman of Elementis in September 1997 and is Chairman of the Nominations and Remuneration Committees and a member of the Audit Committee. He is also Chairman of Christian Salvesen plc and Control Risks Group Holdings Limited.

Geoff Gaywood
Chief Executive, age 59
Geoff Gaywood was appointed Chief Executive in October 2001. He was previously Managing Director of the European division of International Specialty Products, Inc and general manager of its global acetylenics business. Prior to that, he was with the Dow Chemical Company for 24 years in a number of general management roles in Europe, South Africa and Japan. Most recently Geoff Gaywood was Director of Chemicals at Ernst & Young LLP based in the UK. He was born and educated in England and holds a degree in chemical engineering from London University.

Brian Taylorson
Finance Director, age 47
Brian Taylorson was appointed Finance Director on 2 April 2002. He was previously Head of European Chemicals M&A at KPMG Corporate Finance. He joined KPMG in 2000 from the Dow Chemical Company where he held a number of positions in finance and corporate finance, most recently as Corporate Director Mergers and Acquisitions. He holds an MA from Cambridge University, is a member of the Institute of Chartered Accountants in England and Wales and a member of the Association of Corporate Treasurers.

Philip Brown
Executive Director and Company Secretary, age 54
Philip Brown was appointed an executive director of Elementis in July 2000, with responsibility for company secretarial and Group legal affairs; he also chairs the Group's risk management committee. He joined the Group as Company Secretary from Ranks Hovis McDougall in 1992. He holds a law degree and is a Fellow of the Institute of Chartered Secretaries and Administrators.

Non-executive Directors

Michael Hartnall
Non-executive Director, age 60
Michael Hartnall has been Finance Director of Rexam PLC since 1987, having previously held a number of senior positions in industry. He is also a non-executive director of Focus Wickes plc. He was appointed a non-executive director of Elementis in 1993. He is the senior non-executive director and Chairman of the Audit Committee.

Richard McNeel
Non-executive Director, age 57
Richard McNeel, a US citizen, is President and Chief Executive Officer of Lord Corporation. He was formerly Group Vice President responsible for Intermediates and Fabrications within the chemical business of BP Amoco p.l.c. He was appointed a non-executive director of Elementis in July 2000.

Edward Wilson
Non-executive Director, age 58
Edward Wilson was Chief Executive Officer of Vantico Group until 2001 and prior to that was with Koch Industries International Europe and the Dow Chemical Company. He was appointed a non-executive director of Elementis in July 1999.

Peter Russell

Greg McClatchy
David Dutro

Paul Tomkinson
Gary Castellino

Neil Carr
Jon Cheele

Management team
Paul Tomkinson
Managing Director
Elementis Chromium, age 49
Paul Tomkinson was appointed Managing Director of Elementis Chromium in July 1999. He joined the Group in 1984 and worked in the Chromium business until 1997, when he was appointed Managing Director of the Catalyst, Zinc Products and Carboxylates business. His early career was spent in Shell, British Gas and Rolls Royce.

David Dutro
Managing Director
Elementis Pigments, age 47
David Dutro joined the Group in November 1998 as Managing Director of Elementis Pigments. He was previously Vice President General Manager of Universal Foods' Dairy and Food Ingredients business (now Sensient Technologies Corp), prior to which he was with ICI in the colours, polymer additives and surfactants businesses.

Neil Carr
Managing Director
Elementis Specialties, age 39
Neil Carr was appointed Managing Director of Elementis Specialties in May 2000. He joined Elementis in 1998 as Group Director of Human Resources from SmithKline Beecham, where he was Human Resource Director, Worldwide Supply Operations.

Greg McClatchy
Managing Director
Linatex, age 38
Greg McClatchy was appointed Managing Director of Linatex in July 2002. He joined Elementis Pigments in 1999 and was most recently Managing Director at Elementis Pigments Durham. He was previously with Universal Foods' Dairy and Food Ingredients business and ICI's Polymers Additives business.

Gary Castellino
Chief Information Officer, age 51
Gary Castellino was appointed Chief Information Officer in January 2002. He joined from Interlogix, Inc, where he was Vice President and Chief Information Officer. He was previously Vice President and Chief Information Officer with International Specialty Products, Inc.

Jon Cheele
Director of ERP Programme, age 42
Jon Cheele joined Elementis in July 1999 as Commercial Director, Elementis Chromium and was appointed Director of the ERP Programme in December 2001. His early career was spent with ICI. He was most recently General Manager Resins, for the Americas and Asia Pacific at Zeneca Specialties (now Avecia).

Peter Russell
Director of Human Resources, age 56
Peter Russell joined Elementis in December 2001. Previously he ran his own consultancy company providing coaching and support to board level executives. Prior to that, he was Director of Human Resources for the European division of International Specialty Products, Inc.

Financial review

Operating review

Operating profit on continuing businesses, before goodwill amortisation and exceptionals, increased by 63 per cent to £20.5 million in the year on sales that were £28.0 million lower at £364.9 million. A reduction in energy costs of £6.2 million and Six Sigma savings of £3.0 million contributed to the increase in operating profit.

Sales from continuing businesses were 7 per cent lower than last year. After adjusting for the strategic exit from non-core businesses and for currency effects which together caused a 4 per cent reduction, like for like turnover was 3 per cent down. A decline in prices of chromium chemicals and reduced demand in Specialty Rubber was partly offset by organic growth of 3 per cent in the Pigments & Specialties division.

Profit before taxation, goodwill amortisation and exceptionals, was 36 per cent higher than last year at £19.7 million. Further details of operating performance are set out in the Business review.

First half : Second half review

Sales (£million)

	2002	2001
1st half*	**194.5**	209.4
2nd half	**170.4**	183.5
Total	**364.9**	392.9

The seasonal trend of sales was unchanged on 2001 with 53 per cent occurring in the first half and 47 per cent in the second. As in the first half, second half sales were 7 per cent lower than the comparable period primarily due to lower chromium chemicals prices and a weakening of exchange rates in the second half of 2002.

Operating profit† (£million)

	2002	2001 restated
1st half*	**14.5**	13.8
2nd half	**6.0**	(1.2)
Total	**20.5**	12.6

In the second half of 2001, operating profit was reduced by approximately £1.9 million following temporary plant closures in the Pigments & Specialties division which reduced inventories by £3.0 million. After adjusting for this, operating profit in the second half of 2002 was £5.3 million better than the previous year reflecting progress made in reducing fixed and variable costs. Energy costs in the second half were £2.9 million lower than in 2001 and currency changes had little impact on the operating result.

Accounting policies

The Group has fully adopted FRS17 'Retirement Benefits' and FRS19 'Deferred Taxation' for the year ended 31 December 2002. Comparatives have been restated accordingly and the effect of the changes in accounting policy are set out in note 29.

Exceptionals

Operating exceptionals of £44.7 million included the costs of restructuring the chromium business following the acquisition from OxyChem in December [illegible]. As a result of the acquisition, the chromic acid plant at Corpus Christi was closed and the dichromate unit was mothballed with US production being consolidated into Castle Hayne, North Carolina. The total cost of the restructuring was £40.5 million of which £35.4 million represented an impairment charge against the assets at Corpus Christi. Other operating exceptionals were the closure of the zinc business at Birtley at a cost of £4.5 million and restructuring the Specialty Rubber business in the US and Europe.

Non operating exceptionals comprised a profit of £4.3 million in relation to business and property disposals.

Interest

Interest (£million)

	2002	2001
On net borrowings	**(1.9)**	(4.2)
FRS17 pension	**0.1**	3.7
Discount on provisions	**(1.0)**	–
UK tax refunds	**2.0**	–
Total	**(0.8)**	(0.5)

Interest payable on net borrowings fell by £2.3 million in the year to £1.9 million due to lower average borrowings and lower interest rates. Increased pension liabilities reduced the amount that is recognised under FRS17 by £3.6 million and a charge of £1.0 million was incurred to unwind the discount implicit in environmental provisions. Interest of £2.0 million (2001: £nil) was received following the resolution of historical UK Taxation issues. Interest cover, based on total net interest payable and before goodwill amortisation and exceptionals, was 25.6 times (2001: 25.2 times) and 10.8 times (2001: 3.0 times

Net Interest payable
(£million)

2001	0.5

Earnings per share pence before goodwill amortisation and exceptionals
(pence)

2001	2.9p

if based solely on interest in respect of net borrowings.

Taxation

Tax (charge)/credit (£million)

		Effective rate
Before goodwill amortisation and exceptionals	**(4.9)**	25%
Goodwill amortisation	**4.8**	36%
Exceptionals	**3.6**	9%
Total	**3.5**	10%

The effective rate of tax on profit before goodwill amortisation and exceptionals was 25 per cent (2001: 10 per cent). This rate is lower than the standard UK corporate tax rate due primarily to the utilisation of surplus advance corporation tax. Given the current difficult trading conditions and the general uncertainty surrounding the future economic environment, potential deferred tax assets arising mostly from the restructuring at Corpus Christi, Texas, US in 2002 of £12.7 million have not been recognised.

Earnings per share

Basic earnings per share before goodwill amortisation and exceptionals increased by 17 per cent in 2002 to 3.4 pence. Basic earnings per share, after goodwill amortisation and exceptionals in 2002 was a loss of 7.1 pence (2001: earnings of 1.0 pence).

Dividends and issue of redeemable B shares

The Board did not declare an interim dividend and, similarly, is not proposing a final dividend. Instead, it will continue with the programme, started in 2000, of issuing and redeeming redeemable B shares. The total nominal value of redeemable B shares issued to shareholders during 2002 was 2.1 pence per ordinary share.

The Board intends to issue further redeemable B shares to ordinary shareholders on the register on 28 April 2003, such that they receive redeemable B shares with a total nominal value of 1.1 pence for each ordinary share held. This compares with 1.0 pence for the comparable issue last year. This will be coupled with an offer to redeem these new shares for cash at their nominal value on 2 May 2003. A further offer will also be made to existing holders of redeemable B shares to redeem these shares for cash at their nominal value on 2 May 2003.

By not paying dividends on ordinary shares in 2002, Elementis has recovered £1.5 million of advance corporation tax previously paid.

Cash flow and balance sheet

Net cash flow from operating activities increased by £0.1 million in the year to £38.0 million (2001: £37.9 million). An increase in earnings from continuing businesses before interest, tax, depreciation and amortisation of 18 per cent contributed to the uplift. Following the inventory reduction initiatives in 2001, a further cash inflow of £4.9 million (2001: £9.8 million) was achieved in the current year from strong working capital management. The net cash flow from operating activities together with proceeds from property disposals of £9.4 million (2001: £nil) and other inflows from business disposals interest, taxation and currency movements resulted in a total cash inflow in 2002 of £56.6 million (2001: £41.8 million).

Cash outflows included capital expenditure of £16.2 million (2001: £16.8 million) and compares with depreciation of £18.3 million (2001: £18.8 million). In 2003 capital expenditure, excluding the strategic initiatives of the ERP project and the Pigment plant in China, is expected to be less than depreciation.

Other cash outflows comprised acquisition expenditure of £28.2 million (2001: £0.3 million) primarily in respect of the chrome chemicals business acquired from OxyChem and £9.6 million (2001: £23.1 million) paid for the redemption of B shares. Total cash outflows amounted to £54.0 million (2001: £40.1 million) which resulted in a reduction in net borrowings of £2.6 million to £37.4 million (2001: £40.0 million). Net gearing at 31 December 2002 was 12.0 per cent (2001: 9.6 per cent).

Currency movements

The effect of changes in currency rates was to decrease sales from continuing businesses by £9.7 million. Due to the profile of revenues and costs across the Group however, currency fluctuations had a minimal impact on operating profit. The weakening of the US dollar, particularly in the last quarter of 2002 reduced the reported value of dollar denominated assets, particularly goodwill. As a result £25.7 million (2001: gain of £4.8 million) was charged to reserves.

Shareholders' funds

The statement of total recognised gains and losses recorded a loss of £1[illegible] million

Financial review
continued

'B' shares issued
(£million)

Year	£million
2000	22.4
2001	23.3

Currency analysis of
borrowings £81.8 million

1 GBP 5.3%
2 USD 68.3%
3 EUR 24.0%
4 Other 2.4%



4
1
2
3

since the last Annual Report. This comprised actuarial losses net of tax on pension and post-retirement schemes of £41.2 million (2001: £59.3 million), the loss for the financial year after the exceptional impairment charge of £30.8 million (2001: profit of £4.6 million), the exchange loss on overseas net assets of £25.7 million (2001: profit of £4.8 million) and prior year adjustments in relation to the adoption of FRS17 and FRS19 of £19.0 million (2001: £nil).

Shareholders' funds at the year end were £275.3 million, (2001: £378.5 million) representing 63 pence per share.

Pensions and other post retirement benefits
Following the adoption of FRS17, the net pension liability reflected on the balance sheet, increased from £25.3 million at 31 December 2001 to £58.0 million at 30 June 2002 and £63.6 million at the end of the year. Total contributions to pension and other post-retirement schemes were £7.7 million (2001: £3.7 million) and the amount charged to operating profit was £5.4 million (2001: £6.5 million).

The market value of assets held in pension and post-retirement benefit schemes at the year end was £337.6 million (2001: £454.3 million) which after deducting scheme liabilities gives a liability at 31 December 2002 of £94.1 million (2001: £39.3 million). The net pension liability is after deducting deferred tax of £30.5 million (2001: £14.0 million).

In order to reduce the net pension liability, the Board has agreed to increase pension contributions in 2003 to approximately £13.1 million. The charge in 2003 to the profit and loss account is expected to be around £9.9 million.

Treasury
Treasury activities are governed by policies and procedures approved and monitored by the Board. The Group operates a central treasury service centre, the principal function of which is to manage and monitor the Group's external and internal funding requirements and treasury risks, including interest rate and currency management. Group Treasury is subject to periodic internal audit.

The Group's financial instruments, other than derivatives, comprise borrowings, cash and liquid resources. Certain derivative financial instruments (principally interest rate swaps and forward foreign currency contracts) are entered into in order to manage interest rate and currency risks efficiently.

The Group does not hold or issue derivative financial instruments for speculative trading purposes.

Interest rate risk
The Group borrows at both fixed and floating interest rates and then uses interest rate swaps to generate the required interest rate profile. The Group has no specific proportion of its borrowings that should be at fixed rates of interest. Due to the current low interest rate environment and the Group's low level of gearing all borrowings are currently at floating interest rates, with no borrowings at fixed rates (2001: nil).

Currency risk
Businesses use forward foreign currency contracts to hedge transaction exposures where deemed appropriate in consultation with Group Treasury. Elementis manages its global businesses on a US dollar basis and does not seek to fully mitigate the effect of US dollar translation exposure to its sterling reported asset base through dollar borrowings.

Liquidity risk
Group funding policy is to have committed borrowings in place to cover at least 125 per cent of peak forecast net borrowings for at least a 12 month forward period. At the year end, the Group had £174.5 million (2001: £178.0 million) of undrawn committed facilities.

Counterparty credit risk
The Group controls counterparty credit risk by entering into cash deposits and financial instruments with authorised counterparties. Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty depending upon their credit rating and by regular review of these ratings. Counterparty positions are monitored on a regular basis.

Brian Taylorson
Finance Director
[illegible] February 2003

Report of the directors

Report and financial statements
The directors submit their report and the audited financial statements for the year ended 31 December 2002. For the purposes of this report, the expression "Company" means Elementis plc and the expression "Group" means the Company and its subsidiaries.

Issue of redeemable B shares
At the Annual General Meeting held on 28 April 2000, shareholders conferred authority on the Board to issue redeemable B shares. The total nominal value of redeemable B shares issued to shareholders during the year was 2.1 pence per ordinary share. The Board intends to issue further redeemable B shares to ordinary shareholders on the register on 28 April 2003, such that they receive redeemable B shares with a total nominal value of 1.1 pence for each ordinary share held. This will be coupled with an offer to redeem these new shares for cash at their nominal value on 2 May 2003. A further offer will also be made to existing holders of redeemable B shares to redeem these shares for cash at their nominal value on 2 May 2003.

Results and dividend
The Group loss for the year attributable to shareholders amounted to £30.8 million (2001: profit of £4.6 million). No ordinary interim or final dividends have been declared. Holders of redeemable B shares are entitled to a non-cumulative preferential dividend at a rate of 75 per cent of six month sterling LIBOR payable six monthly in arrears; the charge to the profit and loss account in 2002 in respect of these dividends was £nil (2001: £0.1 million).

Principal activities, business review and future development
The Chairman's statement and the Chief Executive's report contain a review and description of the principal activities of the Group during 2002, references to recent events and likely future developments. Companies throughout the Group undertake, on a continuing basis, research and development of new products and improvement of existing products.

Group turnover and profit is analysed by activity and geographically in the notes to the financial statements.

Donations and contributions
During the year, the Group donated £17,217 for charitable purposes in the United Kingdom.

Political donations
Elementis has no affiliation to any political party or group in any country and makes no political donations.

Directors
The present directors of the Company are Jonathan Fry, Geoff Gaywood, Brian Taylorson, Philip Brown, Michael Hartnall, Richard McNeel and Edward Wilson. All served throughout the financial year with the exception of Brian Taylorson who was appointed on 2 April 2002. George Fairweather resigned as a director on 31 March 2002.

A statement of the directors' interests in the share capital of the Company is set out in the Directors' remuneration report.

Employee communications and involvement
It is Group policy to communicate with all employees on major matters to encourage them to take a wider interest in the affairs of their employing company and the Group. This is done in a variety of ways including in-house newspapers, bulletins and briefing sessions. The Company operates savings related share option schemes allowing UK and US employees an opportunity to become shareholders.

Employment policies
The Group is committed to the principle of equal opportunity in employment, regardless of a person's race, creed, colour, nationality, gender, age, marital status or disability. Employment policies are fair, equitable and consistent with the skills and abilities of the employees and the needs of the Group's businesses.

These policies ensure that everyone is accorded equal opportunity for recruitment, training and promotion. Where an employee becomes disabled whilst employed by a Group company, every effort is made to allow that person to continue in employment.

Creditor days
Since the Company has no trade creditors, the disclosure of creditor days does not apply.

Policy on payment of suppliers
The Group applies a policy of agreeing payment terms with each of its major suppliers and abides by these terms, subject to satisfactory performance by the suppliers.

Substantial shareholders
The Company has been advised of the following notifiable interests in the issued ordinary capital of the Company as at the close of business on 21 February 2003:

	Ordinary shares million	Percentage of issued ordinary share capital
Silchester International Investors Limited	64,388,539	14.9%
Fidelity International Limited & FMR Corp	37,072,587	8.6%
Legal and General Investment Management Limited	13,714,842	3.2%

Auditors
Following the conversion of our auditors PricewaterhouseCoopers to a limited liability partnership (LLP) from 1 January 2003, PricewaterhouseCoopers resigned on 23 January 2003 and the directors' appointed its successor, PricewaterhouseCoopers LLP as auditors. A resolution to re-appoint PricewaterhouseCoopers LLP as auditors of the Company will be proposed at the forthcoming Annual General Meeting to be held on 24 April 2003.

By order of the Board
Philip Brown
Company Secretary
27 February 2003

Board report on corporate governance

Compliance with the provisions of the Combined Code
The Company complied with all the provisions set out in Section 1 of the Combined Code throughout the year.

Application of the principles set out in the Combined Code
In this report, the heading to each of the principles is set out and the manner in which the Company has applied the principle underlying each of the headings is described.

The Board
The Company has a Board comprising an independent non-executive Chairman, three executive directors and three independent non-executive directors. The senior non-executive director is Michael Hartnall.

Chairman and Chief Executive
The Company has both a Chairman and a Chief Executive. There is a clear division of responsibility between the two positions with the Chairman responsible for running the Board and the Chief Executive responsible for running the Group's businesses. Major decisions have to be made by the Board as a whole and no one individual has unfettered powers of decision.

Board balance
The Board has both executive and independent non-executive directors. Each director has a vote and no individual or small group of individuals dominates the Board's decision taking.

Supply of information to the Board
The Board normally meets ten times a year and papers to be considered at each Board meeting are usually provided five clear days before each meeting. A report from the Chief Executive on current trading and major business issues is considered at each meeting and the Board also considers reports from various heads of corporate functions on a regular basis. In addition the Board agrees the operating plan for the following financial year.

Appointments to the Board
There is a Nominations Committee of the Board which comprises all the non-executive directors and is chaired by the Chairman of the Company. This Committee nominates appointments to the Board with actual appointments being made by the Board as a whole.

Re-election of directors
The Articles of the Company require each director to retire from office and submit themselves for re-election on a date which is no more than three years from the date of their appointment or last re-appointment. The directors retiring at the next Annual General Meeting and submitting themselves for re-election are Jonathan Fry and Philip Brown.

The level and make-up of directors' remuneration and disclosure
The level and make-up of remuneration is set out in the Directors' remuneration report. As that Report shows, a proportion of executive directors' remuneration is linked to corporate performance through both the Performance Share Plan and the annual bonus scheme.

Procedure on executive remuneration
There is a Remuneration Committee of the Board which is more fully described in the Directors' remuneration report. The responsibilities of the Committee include the determination of (i) the Company's policy on remuneration of executive directors and (ii) the specific remuneration in all its forms and all other terms of service of executive directors. No director is involved in deciding their own remuneration.

Dialogue with institutional shareholders
Directors of the Company are in contact from time to time with representatives of institutional shareholders to discuss matters of mutual interest relating to the Company.

Constructive use of the Annual General Meeting
The Board uses the Annual General Meeting (AGM) as an occasion to communicate with all shareholders, including private investors, who are provided with the opportunity to ask questions relating to the Group. The notice of the AGM to be held on 24 April 2003 and related papers will be posted to shareholders more than 20 working days before the AGM.

Financial reporting

The directors have acknowledged, in the Directors' responsibilities statement, their responsibility for preparing the financial statements of the Company and the Group. The auditors have included, in the independent auditors' report, a statement about their reporting responsibilities.

The directors are also responsible for the publication of unaudited interim reports of the Group which provide balanced and understandable assessments of the Group's financial position for the first six months of each accounting period. The same standards are applied to other price sensitive public reports and reports to regulators, as well as to information provided to satisfy statutory requirements.

Going concern

After making appropriate enquiries, the directors have a reasonable expectation that the Company and Group have adequate resources to continue in operational existence for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing the financial statements.

Internal control

The Board has overall responsibility for the Group's system of internal control and risk management and for reviewing the effectiveness of this system. Such a system can only be designed to manage, rather than eliminate, the risk of failure to achieve business objectives and can therefore only provide reasonable, and not absolute, assurance against material misstatement or loss.

The Board is of the view that an ongoing process for identifying, evaluating and managing significant risks faced by the Group was in place throughout 2002 and up to the date that the Annual Report 2002 was approved. This process is regularly reviewed by the Board and accords with the internal control guidance for directors as required by the Combined Code.

A risk management committee consisting of senior functional managers exists to enhance management's ability to review and monitor the effectiveness of this process on a regular basis. The terms of reference of the committee include supporting corporate governance requirements, recommending business risk strategy and developing policies and procedures for risk management and internal controls. They also include the monitoring of the effectiveness of internal controls and the design of processes to test the effectiveness of control.

Businesses are required to include internal controls on agendas for their regular management meetings and to report half yearly to the risk management committee on actions taken to review the effectiveness of those controls. Businesses are also required to have processes to identify risks and, so far as possible, take action to reduce those risks.

At the meeting held in December 2002, the Board carried out its annual review of the effectiveness of internal controls. This involved a presentation from the risk management committee on action taken during the year to identify and reduce risks and to increase awareness of both risk management and the importance of having effective internal controls.

Audit Committee and Auditors

The Audit Committee comprises the Chairman and all non-executive directors. The Committee meets at least three times a year to review, inter alia, in conjunction with the external and internal auditors, internal financial controls within the Group. The Committee operates under written terms of reference and its duties include a detailed review of the financial statements prior to their recommendation to the Board for approval and keeping under review the scope and results of the external audit, its cost effectiveness and the independence and objectivity of external auditors.

Directors' remuneration report

The Remuneration Committee ("the Committee")

Remuneration paid to executive directors is considered and determined by the Remuneration Committee. The Committee comprises Jonathan Fry, the Chairman of the Committee, Michael Hartnall, Edward Wilson and Richard McNeel, all of whom are non-executive directors. The Chief Executive attends some meetings of the Committee in an advisory capacity but is not a Committee member and is not present for discussions which directly concern him.

Advisers to the Remuneration Committee

The Director of Human Resources is the internal adviser to the Committee who provides information and advice to facilitate discussion and decision-making on remuneration matters. He also provides the Company and its subsidiaries with services which include the setting of employment policies, recruitment of senior managers and overall responsibility for all major human resources. The Director of Human Resources was appointed by the Company.

New Bridge Street Consultants, who were appointed by the Committee, provide information and data to the Committee to assist with the development of executive remuneration and, in particular, in relation to the development of share incentive schemes. They also help the Committee agree appropriate packages reflecting the remuneration policy.

The Committee also uses information provided by Hay Group, who were appointed by the Company, relating to rates of pay for similar positions in comparable companies.

Policy on directors' remuneration

Remuneration policy centres, and will continue to centre, on ensuring that remuneration packages are sufficiently competitive, in both fixed and variable terms, to attract, retain and motivate the right calibre of executive director for each individual function. The fixed and variable elements are of equal importance in achieving these objectives. Incentive payments are conditional upon demanding performance criteria so as to align incentive awards paid to directors directly with the interests of shareholders. The constituent parts of those packages are set out in the following paragraphs.

The policy of the Committee is to set basic salaries at a level which is competitive with that of comparable businesses, with a substantial proportion of the overall remuneration package being linked to performance through participation in short-term and long-term incentive schemes.

Salaries, fees and benefits

Salaries for executive directors are determined by the Committee and are reviewed annually by it, taking into account individual performance over the previous twelve months and pay and employment conditions elsewhere in the Group. Any increases in basic salary are effective from 1 July in each year.

Benefits relate to the provision of cars, life assurance and medical cover.

Fees for non-executive directors are determined by the Board, having regard to fees paid to non-executive directors in other UK quoted companies. Individuals cannot vote on their own remuneration.

Short-term incentive arrangements

The 2002 annual bonus scheme for executive directors was based on a shareholder value measure which takes into account not only post tax earnings but also the cost of capital employed. Under this scheme, directors could earn a bonus of up to 60 per cent of their basic annual salaries based on a pre-determined scale. For 2002, executive directors are entitled to a bonus under this scheme as shown in the table on page 22. The Company is proposing to introduce a revised annual bonus scheme. For 2003, the performance measures used to determine the level of annual reward will relate to operating profit and working capital relative to the operating plan for that year. The maximum value of an annual bonus under the scheme [illegible]

Performance incentive plan

The executive directors have previously participated in the Performance Share Plan which is a long-term incentive plan. Total shareholder return (TSR) was used as the performance measure in order to align the level of reward to directors with the interests of shareholders.

Under the Performance Share Plan, participants are, on payment of a nominal option price of 1 penny per share, able to exercise options over shares in the Company in respect of an individual grant if the performance criteria are met over a three year performance period. Details of options granted to executive directors under the Performance Share Plan are shown in the table of directors' share options at the end of this report; this includes details of options granted in 2000 which have now lapsed.

At the date of this report, grants made in 2001 and 2002 remain outstanding. The maximum value of shares over which options were granted in each of these two years was equivalent to 80 per cent of annual basic salary as determined at 1 January in each year or at date of appointment, if later.

The method used to assess whether the performance condition was achieved is carried out by taking the TSR for each comparator company over a three year period commencing 1 January in the year of the relevant grant, with each company then placed in descending order according to their TSR returns on the basis that the company with the highest return is shown first. If the Company's TSR over the same period is more than the company in the 30th percentile position, all options will become exercisable; options to the value of 60 per cent of salary will be exercisable if in the top 40; 40 per cent if in the top 50 and 20 per cent if in the top 60. No options will be exercisable if the Company's performance is below the 60th percentile position. The TSR information and calculations are carried out by Alithos Limited.

The comparator companies for purposes of grants in 2001 were the FTSE 250 companies, excluding investment trusts. With effect from 1 January 2002, the comparator companies were changed to a number of national and international chemical companies which the Committee considered to be a more appropriate group against which to measure the performance of the Company. The current comparator companies are:

FTSE All Share Chemicals Sector	The BOC Group Plc Croda International Plc Imperial Chemical Industries Plc Porvair Plc Yule Catto & Co Plc
FTSE Eurotop 300 Chemicals Sector	Akzo Nobel NV Ciba Specialty Chemicals Holdings Inc DSM NV Degussa AG
S&P 500 Chemicals Sector	Dow Chemical Company Rohm & Haas Company
Switzerland: Specialty Chemicals	Lonza Group AG
S&P 400 Specialty Chemicals	Ferro Corp HB Fuller Co Minerals Technologies Inc Arch Chemicals Inc Quaker Chemical Corp
France: Chemicals	Rhodia SA

In relation to awards made after 1 January 2002 under the Performance Share Plan, the definition of market value in relation to a share on any date was changed from the average of the daily middle market quotations of such shares over a period of 12 months ending on the dealing day immediately preceding such date to a period of 3 months.

[illegible]

The Company's Employee Share Ownership Trust (ESOT) was established in 1995 and has purchased some of the shares in the Company which would be required if participants were entitled to exercise the maximum number of options outstanding under the Performance Share Plan. At 31 December 2002, the ESOT held 670,729 shares with a market value of £0.19 million. The right to dividends on ordinary shares owned by the ESOT has been waived.

Executive share option schemes

The 1987 Executive Share Option Scheme (the "1987 Scheme") and the 1998 approved and unapproved Executive Share Option Schemes (the "1998 Scheme") which replaced the 1987 Scheme, are discretionary option schemes under which senior management below Board level were granted options to purchase shares in the Company. The option price at which options may be exercised is the average market price over the five working days preceding the grant and there is no discount. Options are capable of exercise after three years and within ten years of the date of grant; those granted since 1995 are subject to earnings per share performance targets.

Proposed Executive Share Option Scheme

Following a review of the1998 Scheme and the Performance Share Plan, the Committee has concluded that shareholders' approval should be sought at the 2003 AGM for the adoption of a new executive share option scheme. The proposed scheme will replace the 1998 Scheme and is designed to reflect changes to guidelines issued by institutional investors and developments in market practice. After the adoption of this scheme, no further awards will be made under the 1998 Scheme or the Performance Share Plan. Existing awards will, however, continue to be exercisable.

The Committee has concluded that an executive share option scheme delivering market value share options is the most appropriate way of aligning the interests of executives and shareholders. Participants, who will include executive directors, will only benefit if and to the extent that the share price increases above the option exercise price. The exercise of the options will be subject to demanding performance targets.

The key points of the proposed Scheme are as follows:

- options will be granted with an exercise price per share based on the Company's share price immediately before the date of grant;
- the shares valued at the date of grant under options granted to an executive in any financial year will not normally exceed 1.5 times basic salary;
- it is proposed that the exercise of options granted in 2003 to executive directors and other members of the management team will be based partly on the Company's earnings per share growth relative to inflation, and partly on the Company's total shareholder return relative to the initial comparator group comprising national and international chemical companies currently used in the Performance Share Plan. The following targets will apply to executive directors and other members of the management team.

Proportion of option grant exercisable as multiplier of base salary	EPS/TSR split	Performance criteria to be met for options to be exercisable
0.0 to 0.7	50% EPS	Annual average EPS growth of 4% + RPI
	50% TSR	TSR at median
0.71 to 1.5	50% EPS	Annual average EPS growth of 4.1% + RPI to 10% + RPI (straight line vesting)
	[illegible] TSR	Median to upper quartile (straight line vesting)

The EPS performance condition and TSR condition will apply separately to options granted under the proposed scheme.

- The performance conditions will initially be tested after three years. If they are not satisfied then they may be retested after four years, from the same fixed base point. To the extent they are not met after the end of the fourth financial year, the options will lapse
- The Committee believes that this combination of targets is the most appropriate way of measuring both the total returns to shareholders relative to similar businesses and the Company's underlying financial performance. The assessment of the performance targets will be carried out by New Bridge Street Consultants who were chosen because they are advisors to the Committee
- Shareholding guidelines will be introduced for executive directors, who will be expected to retain in shares 50 per cent of the post-tax gains made from the exercise of options under the proposed scheme, or the vesting of awards under the Performance Share Plan, or annual bonuses paid in the form of shares, until they have built up a shareholding equal to their basic salaries.

Savings related share option scheme

The 1998 UK savings related share option scheme (the "SAYE Scheme") is a scheme under which all eligible UK employees, including executive directors, can enter into savings contracts with a building society or bank for a period of three or five years and use the proceeds from their savings accounts to acquire shares in the Company on the exercise of their options. The option price at which options may be exercised is the average market price over the five working days preceding the invitation date discounted by a maximum of 20 per cent.

Options granted to executive directors under the SAYE Scheme are not subject to performance conditions. The SAYE Scheme is an Inland Revenue approved all-employee scheme, the terms of approval for which do not allow the imposition of performance conditions on the exercise of options.

Total Shareholder Return Performance

The following graph illustrates the Company's total shareholder return since 1 January relative to the FTSE All Share Index, in accordance with paragraph 4 of the Director's Remuneration Report Regulations 2002.

The Company is a member of the FTSE All Share Index and accordingly this is considered to be the most appropriate broad equity market index for the purpose of measuring the Company's relative performance.

Source: Datastream



Value (£)
160
140
120
100
80
60
40
20
0
31 Dec 97
31 Dec 98
31 Dec 99
31 Dec 00
31 Dec 01
31 Dec 02
Elementis plc
FTSE All Share Index

This graph looks at the value, by the end of 2002, of £100 invested in Elementis on 31 December 1997 compared with that of £100 invested in the FTSE All Share Index

Directors' remuneration report
continued

Directors' remuneration table

	Salaries/ fees 2002 £'000	Bonuses 2002 £'000	Benefits 2002 £'000	Total emoluments excluding pensions 2002 £'000	Total emoluments excluding pensions 2001 £'000
Executive					
Geoff Gaywood	**329**	**165**	**19**	**513**	84
Brian Taylorson[1]	**178**	**95**	**13**	**286**	–
George Fairweather[2]	**65**	**–**	**14**	**79**	338
Philip Brown	**156**	**79**	**11**	**246**	158
Lyndon Cole[3]	**–**	**–**	**–**	**–**	787
Non-executive					
Jonathan Fry (Chairman)	**150**	**–**	**–**	**150**	150
Michael Hartnall	**23**	**–**	**–**	**23**	23
Richard McNeel	**20**	**–**	**–**	**20**	20
Edward Wilson	**20**	**–**	**–**	**20**	20
	941	**339**	**57**	**1,337**	1,580

Notes:
1 Brian Taylorson appointed as a director on 2 April 2002.
2 George Fairweather resigned as a director and left employment of the Company on 31 March 2002.
3 Lyndon Cole resigned as a director and left employment of the Company on 5 July 2001 and total emoluments include £525,000 of compensation for loss of office.

Emoluments for Lyndon Cole and George Fairweather exclude salary supplements related to funded unapproved retirement benefit arrangements. Emoluments for Geoff Gaywood and Brian Taylorson exclude salary supplements paid as compensation for the limitation of their pension rights to the Inland Revenue earnings cap. These are shown in the Directors' retirement benefits table.

Benefits relate to the provision of cars, life assurance and medical cover.

Service contracts
It is the Company's policy that newly appointed executive directors normally have service contracts with a notice period not exceeding 12 months.

Geoff Gaywood and Brian Taylorson have service agreements with Elementis plc dated 1 October 2001 and 2 April 2002 respectively and the appointments shall continue until terminated by either party on giving not less than 12 months' notice to the other party.

Philip Brown has a service agreement with Elementis plc dated 8 September 2000 and the appointment shall continue until terminated by the Company on giving not less than 24 months' notice (where such notice is given on or before 27 July 2003) and not less than 12 months' notice (where such notice is given after 27 July 2003) and terminable by Philip Brown on giving not less than 12 months' notice to the Company. Up until his appointment as a director of the Company in July 2000, Philip Brown had an employment contract with Elementis Holdings Limited which was terminable by Elementis Holdings Limited giving not less than 12 months' notice. In addition, the contract provided that he would be paid the equivalent of 24 months' salary in the specific event of redundancy. This contract was replaced by a service agreement with Elementis plc on Philip Brown's appointment as a director in July 2000. The service agreement was amended on 20 December 2001 to reduce the notice period to be given by the Company after 27 July 2003 to 12 months.

Termination payments are not agreed in advance and are determined in accordance with the directors' contractual rights. It is the Committee's policy to ensure that a director's duty to mitigate his loss is taken into account in the calculation of any termination payments.

The terms of engagement for each of the non-executive directors are:

Name	Date of original appointment as director of the Company	Date of expiry
Jonathan Fry*	11 December 1997	September 2004
Edward Wilson	1 July 1999	July 2005
Richard McNeel	26 July 2000	July 2006
Michael Hartnall*	11 December 1997	April 2005

The terms of engagement of the non-executive directors are set out in letters which provide that their appointment can be terminated by the Company on any grounds without claim for compensation.

The initial fixed term of appointment is usually six years subject to review by the Company after three years and to re-election by the shareholders at least once every three years.

*Jonathan Fry was appointed a non-executive director of Elementis Holdings Limited (formerly Harrison and Crosfield plc) on 2 September 1997 and Michael Hartnall was appointed a non-executive director of Elementis Holdings Limited (formerly Harrison and Crosfield plc) on 2 February 1993. The shares in Elementis Holdings Limited were acquired by the Company by way of a Scheme of Arrangement in 1998.

Retirement benefits
Executive directors participate in the Company's Inland Revenue approved funded occupational pension scheme.
The main benefits to executive directors, who contribute a percentage of their gross salaries to the scheme each year, are:
- an accrual rate of 1/30 for each year of pensionable service
- life assurance cover of four times pensionable salary
- pensions to spouse and dependent children payable on death

All executive directors are subject to the Inland Revenue cap on the amount of salary which may be treated as pensionable. The Company has undertaken to provide benefits to Philip Brown equivalent to the entitlements which cannot be provided by the Company's scheme. Philip Brown's benefits are on an unfunded basis.

The normal pension age for Geoff Gaywood is 65 and, for Philip Brown and Brian Taylorson, is 60.

Directors' retirement benefits table

	Salary supplements 2002 £'000	Salary supplements 2001 £'000	Accrued benefits 31.12.02 £'000	Increases in accrued benefits 2002 £'000	Transfer value of increases in accrued benefits 2002 £'000	Total transfer value at 01.01.01* £'000	Total transfer value at 31.12.02 £'000	Increase in transfer value less directors' contributions 2002 £'000	Increase in accrued benefits (including inflation) 2002 £'000
Executive									
Geoff Gaywood[1]	**122**	–	**4**	**3**	**38**	**13**	**66**	**39**	**3**
Lyndon Cole[2,3]	–	**111**	–	–	–	–	–	–	–
George Fairweather[2,4]	**9**	**31**	**21**	–	**145**	**134**	**273**	**135**	**5**
Brian Taylorson[5]	**44**	–	**4**	**3**	**41**	**4**	**53**	**41**	**3**
Philip Brown[6]		–	**85**	**7**	**111**	**1,143**	**1,280**	**130**	**9**
	175	**142**	**114**	**13**	**335**	**1,294**	**1,672**	**345**	**20**

Notes:
1 Geoff Gaywood joined the Company's scheme on 1 December 2001 and the Company has agreed to pay £50,000 per annum into the scheme to fund the cost of providing pension benefits linked to his retirement age of 65.
2 Pension contributions for Lyndon Cole of £nil (2001: £138,000) and George Fairweather of £2,000 (2001: £39,000) comprised payments to separate funded unapproved retirement benefits schemes; in addition related salary supplements were paid.
3 Lyndon Cole resigned as a director and left employment of the Company on 5 July 2001. A payment of £103,682 was made under the terms of his funded unapproved retirement benefits scheme and this is included in his total pension contributions of £137,684 for 2001. In addition, related salary supplements were paid.
4 George Fairweather resigned as a director and left employment of the Company on 31 March 2002.
5 *Brian Taylorson was appointed as a director on 2 April 2002*
6 Accrued benefits for Philip Brown include the value of unfunded unapproved retirement benefits arrangements.
7 All transfer values have been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11. The transfer value of the increase in accrued benefits discloses the current value of the increase in accrued benefits that the director has earned in the year, whereas the increase in transfer value less directors' contributions discloses the absolute [illegible]

*[illegible]

Directors' remuneration report
continued

Directors' shareholdings

	Ordinary shares beneficial holdings		Redeemable B Shares beneficial holdings	
	31.12.02	31.12.01*	31.12.02	31.12.01*
Geoff Gaywood	**75,000**	40,000	–	31,500
Brian Taylorson	**30,000**	–	–	–
Philip Brown	**20,278**	20,278	–	42,000
Jonathan Fry (Chairman)	**140,240**	65,240	–	–
Michael Hartnall	**6,000**	6,000	–	–
Richard McNeel	**96,600**	9,500	**106,260**	–
Edward Wilson	**31,250**	31,250	**35,375**	67,125

*or at date of appointment if later.

At 31 December 2002 the Trustee of the ESOT held 670,729 shares and the executive directors, Geoff Gaywood, Brian Taylorson and Philip Brown, as potential beneficiaries under the ESOT are deemed to have an interest in the shares held in the ESOT.

Directors' share options

		Ordinary shares under option						
	Option type	31.12.01	Lapsed/ during 2002	Granted during 2002	31.12.02	Exercise price	Date from which exercisable	Expiry date
Geoff Gaywood	Performance Share Plan	–	–	648,866	648,866	1.0p	1.1.2005	11.11.2009
	Savings Related Share Option Plan	–	–	75,501	75,501	21.9p	1.6.2007	1.12.2007
Brian Taylorson	Performance Share Plan	–	–	372,795	372,795	1.0p	1.1.2005	11.11.2009
	Savings Related Share Option Plan	–	–	75,501	75,501	21.9p	1.6.2007	1.12.2007
Philip Brown	Performance Share Plan	66,116	(66,116)	–	–	1.0p	1.1.2002	14.10.2006
		88,010	–	–	88,010	1.0p	1.1.2003	11.4.2007
		151,656	–	–	151,656	1.0p	1.1.2004	31.1.2008
		–	–	303,879	303,879	1.0p	1.1.2005	11.11.2009
	Savings Related Share	–	–	43,339	43,339	21.9p	1.6.2005	1.12.2005
	Option Scheme	18,154	(18,154)	–	–	53.4p	1.6.2003	1.12.2003
	Executive Share Option	26,713	–	–	26,713	168.5p	11.5.1996	11.5.2003
	Share 1987*	28,204	–	–	28,204	184.8p	13.9.1997	13.9.2004
		36,957	–	–	36,957	152.5p	19.9.1998	19.9.2005
		43,756	–	–	43,756	132.8p	5.11.1999	5.11.2006

All of the share options were granted for nil consideration.

*The share options granted to Philip Brown under the 1987 Scheme before 1995 date back to a period when it was not market practice to link the exercisability of options to the satisfaction of a performance condition. Options granted on or after 1995 under the 1987 Scheme will only become exercisable if the growth in the EPS exceeds the growth in the Retail Price Index by 6 per cent (an average of 2 per cent per annum above RPI on a non cumulative basis) over any three year period during the life of the option. If the required increase in EPS is not met after the first three year period the performance target may be tested against subsequent three year periods. This process will continue until the performance target is met or the option lapses ten years after the date of its grant.

The market price of ordinary shares at 31 December 2002 was 28.5 pence and the range during 2002 was 21 pence to 44 pence. No options were exercised during the year.

None of the directors had a beneficial interest in any contract of significance in relation to the business of the Company or its subsidiaries at any time during the financial year.

There has been no change in the directors' shareholdings (all of which are beneficial) and their share options between the year end and [illegible] February 2003.

Directors' responsibilities statement

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss of the Group for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently
- make judgements and estimates that are reasonable and prudent
- state whether applicable United Kingdom accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements
- prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Company will continue in business.

The directors are responsible for ensuring that the Company keeps proper accounting records which disclose, with reasonable accuracy at any time, the financial position of the Company and which enable them to ensure that the financial statements comply with the Companies Act 1985. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions. They are also responsible for:

- safeguarding the assets of the Company and the Group
- taking reasonable steps for the prevention and detection of fraud and other irregularities
- ensuring the maintenance and integrity of the Company's corporate website.

Independent auditors' report

To the members of Elementis plc

We have audited the financial statements, which comprise the consolidated profit and loss account, balance sheets, cash flow statement, movement in net borrowings, statement of total recognised gains and losses, reconciliation of movements in shareholders' funds and notes to the financial statements, which have been prepared under the historical cost convention and the accounting policies set out in the notes to the financial statements. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Directors' remuneration report ('the auditable part').

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report, the Directors' remuneration report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the directors' responsibilities statement.

Our responsibility is to audit the financial statements and the auditable part of the Directors' remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the Directors' remuneration report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Report of the directors is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises the Chairman's statement, Chief Executive's report, financial review, Board and senior management biographies, Report of the directors, Board report on corporate governance, the unaudited part of the Directors' remuneration report [illegible]

We review whether the Board report on corporate governance reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

Basis of opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Directors' remuneration report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the Directors' remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 December 2002 and of the loss and cash flows of the Group for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the Directors' remuneration report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
27 February 2003

Consolidated profit & loss account

for the year ended 31 December 2002

	Note	Before goodwill amortisation & exceptionals £million	Goodwill amortisation £million	Exceptionals £million	2002 £million	2001 restated £million
Turnover						
Continuing operations:						
Ongoing		361.4	–	–	361.4	392.9
Acquisitions		3.5	–	–	3.5	–
		364.9	–	–	364.9	392.9
Discontinued operations		–	–	–	–	137.5
Group turnover	2	364.9	–	–	364.9	530.4
Operating profit/(loss)						
Continuing operations:						
Ongoing		20.7	–	–	20.7	12.5
Acquisitions		(0.3)	–	–	(0.3)	–
Goodwill amortisation		–	(13.5)	–	(13.5)	(14.0)
Exceptionals		–	–	(44.7)	(44.7)	(5.1)
		20.4	(13.5)	(44.7)	(37.8)	(6.6)
Discontinued operations		–	–	–	–	2.4
	2,3,4	20.4	(13.5)	(44.7)	(37.8)	(4.2)
Associates		0.1	–	–	0.1	0.1
Total operating profit/(loss)		20.5	(13.5)	(44.7)	(37.7)	(4.1)
Profit on disposal of properties – continuing operations		–	–	4.8	4.8	–
Profit on disposal of properties – discontinued operations		–	–	1.4	1.4	–
Loss on disposal of businesses – continuing operations		–	–	(2.9)	(2.9)	–
Profit on disposal of businesses – discontinued operations		–	–	1.0	1.0	1.3
Profit/(loss) on ordinary activities before interest		20.5	(13.5)	(40.4)	(33.4)	(2.8)
Net interest payable	5	(0.8)	–	–	(0.8)	(0.5)
Profit/(loss) on ordinary activities before tax						
Before goodwill amortisation and exceptionals		19.7	–	–	19.7	14.5
Goodwill amortisation		–	(13.5)	–	(13.5)	(14.0)
Exceptionals		–	–	(40.4)	(40.4)	(3.8)
		19.7	(13.5)	(40.4)	(34.2)	(3.3)
Tax on profit/(loss) on ordinary activities	6	(4.9)	4.8	3.6	3.5	8.0
Profit on ordinary activities after tax		14.8	(8.7)	(36.8)	(30.7)	4.7
Minority interests – equity		(0.1)	–	–	(0.1)	(0.1)
Profit/(loss) for the financial year		14.7	(8.7)	(36.8)	(30.8)	4.6
Dividends – non-equity	7	–	–	–	–	(0.1)
Amount transferred (from)/to reserves	24	14.7	(8.7)	(36.8)	(30.8)	4.5
(Loss)/earnings per ordinary share	8					
Basic and diluted					(7.1p)	1.0p
Basic and diluted before goodwill amortisation and exceptionals					3.4p	2.9p

Balance sheets
at 31 December 2002

		Group		Company	
			2001		
		2002	restated	2002	2001
	Note	£million	£million	£million	£million
Fixed assets					
Goodwill	14	**187.9**	219.2	–	–
Tangible fixed assets	15	**161.9**	192.0	–	–
Investments	16	**3.6**	3.8	**653.1**	653.1
		353.4	415.0	**653.1**	653.1
Current assets					
Stocks	17	**60.8**	56.3	–	–
Debtors	18	**76.6**	83.6	**2.6**	2.2
Cash at bank and in hand	20a	**44.4**	39.5	–	–
		181.8	179.4	**2.6**	2.2
Creditors: amounts falling due within one year					
Borrowings	20b	**(5.0)**	(5.8)	**(10.2)**	(5.6)
Creditors	19	**(78.0)**	(73.1)	**(0.2)**	(0.3)
		(83.0)	(78.9)	**(10.4)**	(5.9)
Net current assets/(liabilities)		**98.8**	100.5	**(7.8)**	(3.7)
Total assets less current liabilities		**452.2**	515.5	**645.3**	649.4
Creditors: amounts falling due after more than one year					
Borrowings	20b	**(76.8)**	(73.7)	–	–
Government grants		**(1.5)**	(0.8)	–	–
Amounts due to subsidiary undertakings		–	–	**(166.4)**	(159.6)
		(78.3)	(74.5)	**(166.4)**	(159.6)
Provisions for liabilities and charges	21	**(33.1)**	(34.5)	**(0.5)**	(0.6)
		(111.4)	(109.0)	**(166.9)**	(160.2)
Net assets excluding net pension liability		**340.8**	406.5	**478.4**	489.2
Net pension liability	22	**(63.6)**	(25.3)	–	–
Net assets including net pension liability		**277.2**	381.2	**478.4**	489.2
Capital and reserves					
Called up share capital	24	**23.4**	23.9	**23.4**	23.9
Share premium	24	**1.2**	1.2	**1.2**	1.2
Capital redemption reserve	24	**52.9**	43.4	**52.9**	43.4
Other reserves	24	–	–	**173.2**	182.3
Profit and loss account	24	**197.8**	310.0	**227.7**	238.4
Shareholders' funds		**275.3**	378.5	**478.4**	489.2
Minority interests		**1.9**	2.7	–	–
		277.2	381.2	**478.4**	489.2
Shareholders' funds					
Equity		**273.5**	376.2	**476.6**	486.9
Non-equity		**1.8**	2.3	**1.8**	2.3
		275.3	378.5	**478.4**	489.2

Geoff Gaywood/Brian Taylorson Directors
The financial statements were approved by the Board on 27 February 2003.

Cash flow statement
for the year ended 31 December 2002

	Note	2002 £million	2001 £million
Net cash inflow from operating activities	27a	**38.0**	37.9
Returns on investments and servicing of finance			
Interest received		**5.0**	6.7
Interest paid		**(4.5)**	(11.5)
		0.5	(4.8)
Taxation		**1.7**	(7.2)
Capital expenditure and financial investment			
Purchase of fixed assets (less grants received)		**(16.2)**	(16.8)
Disposal of fixed assets		**0.9**	0.8
Disposal of properties – exceptional		**9.4**	–
		(5.9)	(16.0)
Acquisitions and disposals			
Acquisition of businesses	25	**(28.2)**	(0.3)
Disposal of businesses	27e	**3.5**	16.6
		(24.7)	16.3
Cash inflow before use of liquid resources and financing		**9.6**	26.2
Financing			
Issue of ordinary shares		**–**	0.1
Redemption of B shares		**(9.6)**	(23.1)
Decrease in borrowings repayable within one year		**(0.8)**	(0.7)
Increase/(decrease) in borrowings repayable after one year		**7.4**	(12.7)
		(3.0)	(36.4)
Management of liquid resources			
Repayment of cash deposits		**4.1**	18.3
Increase in cash	27d	**10.7**	8.1

Movement in net borrowings
for the year ended 31 December 2002

		2002 £million	2001 £million
Change in net borrowings resulting from cash flows:			
Increase in cash		**10.7**	8.1
(Increase)/decrease in borrowings		**(6.6)**	13.4
Decrease in liquid resources		**(4.1)**	(18.3)
		–	3.2
Currency translation differences		**2.6**	(1.5)
Decrease in net borrowings		**2.6**	1.7
Net borrowings at beginning of the financial year		**(40.0)**	(41.7)
Net borrowings at end of the financial year	27c	**(37.4)**	(40.0)

Statement of total recognised gains and losses
for the year ended 31 December 2002

	2002 £million	2001 restated £million
(Loss)/profit for the financial year	**(30.8)**	4.6
Actuarial loss on pension and other post-retirement schemes	**(59.4)**	(86.2)
Deferred tax associated with pension and other post-retirement schemes	**18.2**	26.9
Currency translation differences	**(25.7)**	4.8
Taxation on currency translation differences on foreign currency borrowings	**1.5**	(1.0)
Total recognised losses for the year	**(96.2)**	(50.9)
Prior year adjustments	**(19.0)**	
Total recognised since last Annual Report	**(115.2)**	

Reconciliation of movements in shareholders' funds
for the year ended 31 December 2002

	2002 £million	2001 restated £million
(Loss)/profit for the financial year	**(30.8)**	4.6
Dividends – redeemable B shares	–	(0.1)
Amounts transferred (from)/to reserves	**(30.8)**	4.5
Redemption of redeemable B shares (including issue costs)	**(9.6)**	(23.1)
Share option scheme allotments	–	0.1
Goodwill on businesses disposed	**2.6**	0.7
Actuarial loss on pension and other post-retirement schemes	**(59.4)**	(86.2)
Deferred tax associated with pension and other post-retirement schemes	**18.2**	26.9
Currency translation differences	**(25.7)**	4.8
Taxation on currency translation differences on foreign currency borrowings	**1.5**	(1.0)
Net decrease in shareholders' funds	**(103.2)**	(73.3)
At beginning of the financial year as restated*	**378.5**	451.8
At end of the financial year	**275.3**	378.5

*Shareholders' funds at beginning of period		
As originally stated	**397.5**	411.2
Prior year adjustments	**(19.0)**	40.6
As restated	**378.5**	451.8

Notes to the financial statements

1 Accounting policies

Basis of preparation In 1998, the Company acquired Elementis Holdings Limited (formerly Harrisons & Crosfield plc) by way of a Scheme of Arrangement under section 425 of the Companies Act 1985. The acquisition was accounted for as a merger, the true and fair override being applied such that the fair value acquisition accounting requirements of the Companies Act 1985 were not adopted as, in the opinion of the directors, this would not have given a true and fair view of the Scheme of Arrangement, which in substance represented a change in identity of holding company rather than an acquisition of a business. Accordingly, the financial statements of the Company were combined with those of Elementis Holdings Limited and its subsidiaries in 1998. The directors consider that it is not practicable to quantify the effect of this departure from the Companies Act 1985 requirements.

The financial statements comprising the consolidated profit and loss account, balance sheets, cash flow statement, movement in net borrowings, statement of total recognised gains and losses, reconciliation of movements in shareholders' funds and notes to the financial statements have been prepared under the historical cost convention in accordance with generally accepted accounting principles and applicable accounting standards in the UK. These are unchanged from the previous year with the exception of the changes below.

Elementis has adopted FRS17 'Retirement Benefits', which replaces SSAP24 'Accounting for Pension Costs'. In accordance with FRS17, the Group includes the net assets/liabilities of its defined benefit pension and post retirement medical benefit schemes in the financial statements. Current service costs, curtailment and settlement gains and losses, and financial returns are included in the profit and loss account in the period to which they relate. Actuarial gains and losses are recorded through the statement of total recognised gains and losses. The effect of this change of pension accounting policy is set out in note 29.

In accordance with FRS19 'Deferred Tax', which is effective for accounting periods ending on or after 23 January 2002, deferred tax is accounted for on a full provision basis recognising in total the potential future tax effects of past transactions. The effect of this change of deferred tax accounting policy is set out in note 29.

Basis of consolidation The consolidated financial statements include the financial statements of the Company and all its subsidiary undertakings for the year ended 31 December 2002. The results of subsidiary undertakings acquired or disposed of during a year are dealt with in the consolidated profit and loss account from the date of their acquisition or to the date of their disposal.

Joint venture and associated undertakings The Group's share of the results and net assets of joint ventures and associated undertakings included in the consolidated profit and loss account and balance sheet are based on their financial statements for the relevant period ended 31 December 2002.

Turnover Turnover is based on the invoiced value of the sale of goods and services. It excludes sales between Group undertakings, VAT and similar sales based taxes.

Foreign currencies Transactions in foreign currencies are recorded at the rates of exchange ruling at the date of the transaction. Results of overseas undertakings are translated into sterling at the average rates of exchange ruling for the relevant period. Assets and liabilities overseas, and related borrowings, are translated into sterling at the exchange rates ruling at the relevant balance sheet date. Differences arising from the retranslation of opening net assets are dealt with through reserves.

Derivatives Gains and losses on forward foreign exchange contracts, which hedge future purchases and sales denominated in foreign currencies, are taken to the profit and loss account on maturity to match the underlying transactions. Unrealised gains and losses on interest rate swap agreements, which manage the interest rate exposure on borrowings, are carried forward so that the profit and loss account reflects the rate of interest applicable to the instrument which has been entered into.

Pension and other post-retirement benefits In respect of the Group's defined benefit schemes, the full service cost of pension provision for the period, together with the cost of any benefits relating to past service is charged to the profit and loss account. The expected increase in the present value of scheme liabilities and the long-term expected return on assets based on the market value of the scheme assets at the start of the period, are included in the profit and loss account under 'net interest payable'. The difference between the market value of the assets of the scheme and the present value of accrued pension liabilities is shown as an asset or liability on the balance sheet, net of deferred tax. Any difference between the expected return on assets and that achieved is recognised in the statement of recognised gains and losses together with the difference from experience or assumption changes. The Group also operates a small number of defined contribution schemes and the contributions payable during the year are charged to the profit and loss account.

Employee Share Ownership Plans (ESOPs) ESOPs are included on the balance sheet where the Group has de facto control of the shares held by the ESOT. Where the shares are conditionally gifted or under option to employees/directors at below book value, the difference is amortised as an operating cost in accordance with UITF Abstract 13.

Research, development and intangible assets Expenditure on research, development, patents and trademarks is written off through the profit and loss account in the year in which it is incurred

Goodwill Goodwill arising on acquisitions since 1 January 1998 is capitalised in the balance sheet and then amortised through the profit and loss account over its estimated useful life, up to a maximum of 20 years. Goodwill arising on acquisitions prior to this date was charged directly against reserves in the year of acquisition; on subsequent disposals this is charged through the profit and loss account.

Leased assets Rental costs arising from operating leases are charged against profit before interest as they arise

1 Accounting policies (continued)

Depreciation *Freehold land is not depreciated. Leasehold property is depreciated over the period of the lease. Freehold buildings, plant and machinery, vehicles,* fixtures, fittings, tools and equipment are depreciated over their estimated useful lives on a straight line basis. Estimates of useful lives of these assets are:

Buildings	10 – 50 years
Plant and machinery	2 – 20 years
Vehicles	2 – 10 years
Fixtures, fittings, tools and equipment	3 – 20 years

Stocks *are stated at cost or net realisable value, whichever is the lower. Cost, in the case of manufactured goods, includes direct and overhead expenses* attributable to manufacture.

Taxation Deferred taxation is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions *or events have occurred at that date that will result in an obligation to pay more, or right to pay less or to receive more, tax, with the following exceptions:*

- Provision is made for tax on gains arising from the revaluation of fixed assets, or gains on disposal of fixed assets, only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets
- Provision is made for gains which have been rolled over into replacement assets only to the extent that, at the balance sheet date, there is a commitment to dispose of the replacement assets
- Provision is made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries, associates and joint ventures only to the extent that, at the balance sheet date, dividends have been accrued as receivable
- Deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse.

Government grants Grants against capital expenditure from government and other bodies are accrued and released to the profit and loss account over the period during which the relevant assets are depreciated.

2 Segmental information

	Group turnover		Group operating profit/(loss)		Net assets	
	2002 £million	2001 £million	2002 £million	2001 restated £million	2002 £million	2001 restated £million
Analysis by activity						
Chromium						
Before exceptionals	**109.0**	126.9	**3.7**	2.6	**95.4**	118.0
Inter-group turnover	**(6.9)**	(8.0)	–	–	–	–
Exceptionals	–	–	**(39.5)**	–	–	–
	102.1	118.9	**(35.8)**	2.6	**95.4**	118.0
Pigments & Specialties						
Before goodwill amortisation and exceptionals	**225.0**	228.0	**18.7**	10.8	**284.6**	330.7
Goodwill amortisation	–	–	**(13.5)**	(14.0)	–	–
Exceptionals		–	**(4.5)**	–	–	–
	225.0	228.0	**0.7**	(3.2)	**284.6**	330.7
Specialty Rubber						
Before exceptionals	**37.8**	46.0	**(2.0)**	(0.9)	**19.9**	22.9
Exceptionals	–	–	**(0.7)**	(0.5)	–	–
	37.8	46.0	**(2.7)**	(1.4)	**19.9**	22.9
Group exceptionals		–	–	(4.6)	–	–
Total – continuing operations						
Before goodwill amortisation and exceptionals	**364.9**	392.9	**20.4**	12.5	**399.9**	471.6
Goodwill amortisation	–	–	**(13.5)**	(14.0)	–	–
Exceptionals	–	–	**(44.7)**	(5.1)	–	–
	364.9	392.9	**(37.8)**	(6.6)	**399.9**	471.6
Total – discontinued operations	–	[illegible]	–	2.4	–	
Unallocated liabilities	–		–		**(122.7)**	[illegible]
	364.9	[illegible]	(37.8)	[illegible]	277.2	[illegible]

Notes to the financial statements
Continued

2 Segmental information (continued)

	Group turnover		Group operating profit/(loss)		Net assets	
	2002 £million	2001 £million	2002 £million	2001 restated £million	2002 £million	2001 restated £million
Analysis by area of operations						
Continuing operations:						
North America	**191.1**	213.3	**(39.4)**	(3.4)	**278.1**	334.8
Europe	**151.4**	156.7	**(1.0)**	(4.6)	**105.9**	122.6
Rest of the World	**22.4**	22.9	**2.6**	1.4	**15.9**	14.2
	364.9	392.9	**(37.8)**	(6.6)	**399.9**	471.6
Discontinued operations:						
North America	–	137.5	–	2.4	–	–
Unallocated liabilities	–	–	–	–	**(122.7)**	(90.4)
	364.9	530.4	**(37.8)**	(4.2)	**277.2**	381.2

Unallocated liabilities comprise:

	2002 £million	2001 restated £million
Net borrowings	**(37.4)**	(40.0)
Taxation and dividends	**(7.9)**	(11.2)
Post retirement benefits and government grants	**(65.0)**	(26.1)
Other	**(12.4)**	(13.1)
	(122.7)	(90.4)

	Continuing operations		Discontinued operations		Total	
	2002 £million	2001 £million	2002 £million	2001 £million	2002 £million	2001 £million
Group turnover analysed by geographical markets						
North America	**175.3**	197.0	–	137.5	**175.3**	334.5
Europe	**129.6**	134.6	–	–	**129.6**	134.6
Rest of the World	**60.0**	61.3	–	–	**60.0**	61.3
	364.9	392.9	–	137.5	**364.9**	530.4

3 Supplementary profit & loss account information

	Before exceptionals and goodwill amortisation £million	Exceptionals and goodwill amortisation £million	Acquisitions £million	2002 Total £million	2001 Total restated £million
Turnover	**361.4**	–	**3.5**	**364.9**	530.4
Cost of sales	**(236.4)**	**(44.7)**	**(3.2)**	**(284.3)**	(379.0)
Gross profit/(loss)	**125.0**	**(44.7)**	**0.3**	**80.6**	151.4
Distribution costs	**(61.5)**	–	–	**(61.5)**	(87.5)
Administrative expenses	**(42.8)**	**(13.5)**	**(0.6)**	**(56.9)**	(68.1)
Operating profit/(loss)	**20.7**	**(58.2)**	**(0.3)**	**(37.8)**	(4.2)

There were no discontinued operations in 2002. In 2001 discontinued operations contributed turnover of £137.5 million, cost of sales of £111.3 million, distribution costs of £20.6 million and administrative expenses of £3.2 million.

4 Exceptionals

	2002 £million	2001 restated £million
Operating exceptionals:		
Impairment charge against Chromium assets	**35.4**	–
Restructuring of combined Chromium businesses	**5.1**	–
Restructuring of Linatex business	**0.7**	0.5
Restructuring of Pigments & Specialties Birtley operation	**4.5**	–
Chromium insurance recovery	**(1.0)**	–
Costs of preparing company for sale	**–**	4.6
	44.7	5.1
Non-operating exceptionals:		
Profit on disposal of properties – continuing operations	**(4.8)**	–
Profit on disposal of properties – discontinued operations	**(1.4)**	–
Loss on disposal of businesses – continuing operations	**2.9**	–
Profit on disposal of businesses – discontinued operations	**(1.0)**	(1.3)
	(4.3)	(1.3)
	40.4	3.8
Tax credit on exceptionals	**(3.6)**	(4.9)
	36.8	(1.1)

The profit on disposal of businesses from discontinued operations includes £1.9 million in respect of a business that was sold in 1997.

5 Net interest payable

	2002 £million	2001 restated £million
Interest payable:		
On bank loans	**3.2**	10.1
On other loans	**0.2**	0.3
Unwinding of discount on environmental provisions	**1.0**	–
	4.4	10.4
Interest receivable:		
On bank deposits	**(1.5)**	(6.2)
On pension and post-retirement liabilities	**(0.1)**	(3.7)
Other finance income	**(2.0)**	–
	(3.6)	(9.9)
	0.8	0.5

Other finance income represents interest receivable in respect of refunds of corporation tax.

6 Taxation

a) Analysis of tax charge in the year

	2002 £million	2001 restated £million
Current tax:		
UK corporation tax at 30.0%	**2.2**	6.9
Double tax relief	–	(0.8)
Overseas corporation tax	**1.4**	0.8
Adjustments in respect of prior years	**(1.0)**	(9.2)
Recoverable ACT	**(1.5)**	(4.5)
Total current tax	**1.1**	(6.8)
Deferred tax:		
United Kingdom	**0.3**	0.5
Overseas	**(7.6)**	(7.9)
Adjustments in respect of prior periods	**2.3**	6.2
Recoverable ACT	**0.4**	–
Total deferred tax	**(4.6)**	(1.2)
Tax credit	**(3.5)**	(8.0)

b) Factors affecting tax charge for the year

	2002 £million	2001 restated £million
Loss on ordinary activities before tax	**(34.2)**	(3.3)
Tax on ordinary activities at 30.0%	**(10.3)**	(1.0)
Recoverable ACT	**(1.5)**	(4.5)
Differences in overseas effective tax rates	**4.3**	(1.4)
Expenses not deductible for tax purposes	**0.1**	6.4
Overseas tax losses unrelieved	–	2.2
Accelerated capital allowances	**(0.2)**	(0.1)
Deferred tax not provided on excess capital allowances and other timing differences	**9.7**	(0.4)
ACT utilised on remittance of overseas profits	–	1.1
Prior year adjustments	**(1.0)**	(9.1)
Current tax charge/(credit)	**1.1**	(6.8)

c) Factors that may affect future tax charges

The total tax charge in future periods will be affected by any changes in the corporation tax rates in force in the countries in which Elementis operates. The current tax charge will also be affected by the utilisation of surplus ACT and the utilisation of tax losses. The total tax charge will also be affected by the future recognition of the unprovided deferred tax in relation to losses.

7 Dividends

	2002 £million	2001 £million
Dividends on redeemable B shares (non-equity)	–	0.1

8 (Loss)/earnings per ordinary share

	2002 Loss for the financial year* £million	2002 Weighted average number of shares million	2002 Earnings per share pence	2001 Profit for the financial year* restated £million	2001 Weighted average number of shares million	2001 Earnings per share restated pence
Basic (loss)/earnings per share	**(30.8)**	**431.6**	**(7.1)**	4.5	431.5	1.0
Share options	–	**3.5**	–	–	3.6	–
Diluted (loss)/earnings per share	**(30.8)**	**435.1**	**(7.1)**	4.5	435.1	1.0
Basic (loss)/earnings per share	**(30.8)**	**431.6**	**(7.1)**	4.5	431.5	1.0
Goodwill amortisation net of taxation	**8.7**	–	**2.0**	9.0	–	2.1
Exceptionals net of taxation	**36.8**	–	**8.5**	(0.7)	–	(0.2)
Basic earnings per share before goodwill amortisation and exceptionals	**14.7**	**431.6**	**3.4**	12.8	431.5	2.9
Share options	–	**3.5**	–	–	3.6	–
Diluted earnings per share before goodwill amortisation and exceptionals	**14.7**	**435.1**	**3.4**	12.8	435.1	2.9

*after non-equity dividends.

Earnings per share before goodwill amortisation and exceptionals provides a measure of the underlying financial performance of the Group on a comparable basis with many other groups.

9 Profit for the financial year attributable to shareholders

As permitted by Section 230 of the Companies Act 1985, the Company has not presented its own profit and loss account. Of the profit for the financial year attributable to shareholders, a loss of £1.2 million (2001: £112.1 million) is dealt with in the financial statements of the Company.

10 Fees paid to auditors

	Group 2002 £million	Group 2001 £million	Company 2002 £million	Company 2001 £million
Audit fees and expenses	**0.5**	0.4	–	–
Other fees paid to the Company's auditors:				
United Kingdom	**0.3**	2.7	–	2.2
Overseas	**0.3**	0.2	–	–
	0.6	2.9	–	2.2
Analysis of other fees by type of service:				
Accounting	**0.1**	0.1	–	–
Tax	**0.4**	0.6	–	–
Advisory	**0.1**	2.2	–	2.2
	0.6	2.9	–	2.2

Advisory fees in 2002 mainly relate to the acquisition whereas in 2001 they were incurred in preparing the Company for sale.

Notes to the financial statements
Continued

11 Employees

	2002 £million	2001 restated £million
Employee costs:		
Wages and salaries	**62.1**	79.5
Social security costs	**5.0**	6.8
Pension costs (including other post-retirement costs)	**5.4**	6.5
	72.5	92.8

	2002 Number	2001 Number
Average number of persons employed:		
Chromium	**436**	446
Pigments & Specialties	**1,140**	1,157
Specialty Rubber	**605**	645
Continuing operations	**2,181**	2,248
Discontinued operations	**–**	434
	2,181	2,682

12 Directors' emoluments

Detailed information on directors' emoluments, including performance related bonuses and long-term incentives, is provided in the Directors' remuneration report.

13 Related party transactions

There were no material related party transactions entered into during 2002.

14 Goodwill

	£million
Group	
Cost	
At 1 January 2002	272.7
Currency translation differences	(23.2)
At 31 December 2002	249.5
Amortisation	
At 1 January 2002	53.5
Charge for the year	13.5
Currency translation differences	(5.4)
At 31 December 2002	61.6
Net book value	
At 31 December 2002	187.9
At 31 December 2001	219.2

15 Tangible fixed assets

	Land & buildings £million	Plant & machinery £million	Fixtures, fittings, tools & equipment £million	Under construction £million	Total £million
Group					
Cost					
At 1 January 2002	99.9	280.7	21.3	6.5	408.4
Additions	–	1.8	0.5	13.4	15.7
Disposals	(6.2)	(2.9)	(1.2)	–	(10.3)
Business acquisition	2.7	19.1	–	–	21.8
Business disposal	–	(2.4)	–	–	(2.4)
Transfers	1.8	3.3	0.7	(5.8)	–
Reclassification	–	1.4	–	–	1.4
Currency translation differences	(4.9)	(13.8)	(1.2)	(1.0)	(20.9)
At 31 December 2002	93.3	287.2	20.1	13.1	413.7
Depreciation					
At 1 January 2002	42.6	157.6	16.2	–	216.4
Charge for the year	3.0	13.4	1.9	–	18.3
Disposals	(2.1)	(0.7)	(1.1)	–	(3.9)
Business disposal	–	(1.2)	–	–	(1.2)
Impairment charge	5.7	27.2	–	0.3	33.2
Reclassification	(0.3)	0.3	–	–	–
Currency translation differences	(2.2)	(7.9)	(0.9)	–	(11.0)
At 31 December 2002	46.7	188.7	16.1	0.3	251.8
Net book value					
At 31 December 2002	46.6	98.5	4.0	12.8	161.9
At 31 December 2001	57.3	123.1	5.1	6.5	192.0

Group capital expenditure contracted but not provided for in these financial statements amounted to £0.6 million (2001: £1.2 million). During the year £0.1 million (2001: £nil million) was released to the profit and loss account in respect of government grants received.

Land and buildings at cost comprised the following at 31 December 2002:

	Group	
	2002 £million	2001 £million
Freehold property	**88.4**	92.7
Property on short leases	**4.9**	7.2
	93.3	99.9

Notes to the financial statements
Continued

16 Investments

	Own shares £million	Unlisted shares at cost £million	Post acquisition results £million	Total £million
Group				
Associated undertakings				
At 1 January 2002	–	1.8	0.3	2.1
Retained profits	–	–	0.1	0.1
Currency translation differences	–	(0.2)	–	(0.2)
At 31 December 2002	–	1.6	0.4	2.0
Other investments				
At 1 January 2002	**1.7**	1.7	–	3.4
Currency translation differences	–	(0.1)	–	(0.1)
At 31 December 2002	**1.7**	1.6	–	3.3
Provided at 1 January 2002 and 31 December 2002	**1.7**	–	–	1.7
Net book value				
At 31 December 2002	–	1.6	–	1.6
At 31 December 2001	–	1.7	–	1.7

The other investment in unlisted shares is in non-voting, redeemable preferred stock in Harcros Chemicals Inc (formerly Harcros Chemicals Acquisitions Inc), the purchaser of the chemical distribution business.

	Own shares £million	Unlisted loan £million	Unlisted shares at cost £million	Total £million
Company				
Subsidiary undertakings				
Cost at 1 January 2002 and 31 December 2002	1.7	759.0	0.1	760.8
Provision for impairment – at 1 January 2002 and 31 December 2002	(1.7)	(106.0)	–	(107.7)
At 31 December 2002	–	653.0	0.1	653.1

The investment in unlisted loan is with Elementis Holdings Limited, an indirect wholly owned subsidiary. The provision for impairment was made following a directors' valuation of the subsidiary undertakings using a discounted cash flow methodology. The investment in unlisted shares is in Elementis Group BV, which is a wholly owned subsidiary.

The directors' valuation of the unlisted investments of the Group and the Company is not less than their carrying value. Own shares are shares held by an Employee Share Ownership Trust in view of its contingent obligations to transfer ownership of shares to employees in the future arising under the Performance Share Plan referred to in the Directors' remuneration report. The cost of the shares held by the Trust is charged to the profit and loss account over the relevant period until the shares vest unconditionally.

17 Stocks

	Group 2002 £million	Group 2001 £million
Raw materials and consumables	**12.3**	12.8
Work in progress	**9.8**	6.2
Finished goods and goods purchased for resale	**38.7**	37.3
	60.8	56.3

18 Debtors

	Group		Company	
	2002 £million	2001 restated £million	2002 £million	2001 £million
Trade debtors	**51.3**	53.8	–	–
Corporate tax recoverable	**8.5**	10.1	**2.6**	2.2
ACT recoverable	**1.5**	1.5	–	–
Other debtors	**9.8**	13.5	–	–
Prepayments and accrued income	**5.5**	4.7	–	–
	76.6	83.6	**2.6**	2.2

Other debtors for the Group include £0.4 million (2001: £0.6 million) falling due after more than one year.

19 Creditors: amounts falling due within one year

	Group		Company	
	2002 £million	2001 £million	2002 £million	2001 £million
Trade creditors	**43.9**	38.8	–	–
Amounts owed to subsidiary undertakings	–	–	**0.1**	0.1
Amounts owed to associated undertakings	**1.5**	1.8	–	–
Corporate tax payable	**16.0**	16.4	–	–
Other taxes and social security	**2.0**	0.9	–	–
Other creditors	**4.6**	5.6	–	–
Accruals and deferred income	**10.0**	9.6	**0.1**	0.2
	78.0	73.1	**0.2**	0.3

20 Financial instruments

Short-term debtors and creditors have been excluded from all the following disclosures, other than the currency risk disclosures. Policies in respect of financial instruments are contained within the Treasury section of the financial review.

(a) Cash at bank and in hand

	Group	
	2002 £million	2001 £million
Sterling cash deposits	**14.5**	17.3
US dollar cash deposits	–	1.4
Cash at bank	**29.9**	20.8
	44.4	39.5

Sterling and US dollar cash deposits are placed on the UK money markets at floating bank deposit interest rates for periods of up to three months. Cash at bank is primarily held in sterling and US dollars.

20 Financial instruments (continued)

(b) Borrowings

	Group		Company	
	2002 £million	2001 £million	2002 £million	2001 £million
Borrowings repayable within one year	**5.0**	5.8	**10.2**	5.6
Borrowings repayable after one year	**76.8**	73.7	**–**	–
	81.8	79.5	**10.2**	5.6
Bank borrowings – repayable				
In one year or less, or on demand	**0.7**	0.2	**5.9**	–
In more than one and less than two years	**76.8**	–	**–**	–
In more than two and less than five years	**–**	73.7	**–**	–
	77.5	73.9	**5.9**	–
Borrowings other than bank borrowings				
Loan notes	**4.3**	5.6	**4.3**	5.6
	4.3	5.6	**4.3**	5.6

Bank borrowings are unsecured.

Borrowings other than bank borrowings are repayable in one year or less or on demand. Loan notes bear interest at six monthly intervals at one per cent below sterling LIBOR; these are redeemable at par at the option of holders on any interest payment date, and in any event on 30 April 2005.

The Group had undrawn committed facilities available to it at 31 December 2002 of £174.5 million (2001: £178.0 million); these expire in more than one year, and less than two years.

All borrowings at 31 December 2002 and 31 December 2001 were at floating rates. The currency profile of the borrowings was:

	2002 £million	2001 £million
Sterling	**4.3**	5.6
US dollar	**55.9**	54.5
Euro	**19.6**	18.4
Other	**2.0**	1.0
	81.8	79.5

The majority of floating rate borrowings are for periods of up to six months and bear interest at the relevant inter bank rates plus a margin.

(c) Fair values and hedges

The fair value of cash at bank and in hand and borrowings for the Group and the Company at 31 December 2002 was approximately equal to the book value at that date. There were no unrecognised gains/(losses) on hedges at the start, end or during the year.

(d) Monetary assets and liabilities

The value of monetary assets and liabilities of the Group not held in functional currencies and not hedged at 31 December was as follows:

	Sterling £million	US dollar £million	Euro £million	Other £million	2002 Total £million
Functional currency					
Sterling	–	5.2	7.3	0.1	12.6
US dollar	–	–	–	–	–
Euro	–	–	–	–	–
Other	–	2.6	–	–	2.6
	–	7.8	7.3	0.1	15.2

	Sterling £million	US dollar £million	Euro £million	Other £million	2001 Total £million
Functional currency					
Sterling	–	2.5	8.5	0.1	11.1
US dollar	–	–	–	0.5	0.5
Euro	–	–	–	–	–
Other	–	0.6	0.6	(0.2)	1.0
	–	3.1	9.1	0.4	12.6

Notes to the financial statements
Continued

21 Provisions for liabilities and charges

	Deferred tax restated £million	Environmental £million	Restructuring £million	Self insurance £million	Total restated £million
Group					
At 1 January 2002	6.3	20.9	1.9	5.4	34.5
Charge/(credit) to profit and loss account	(5.7)	1.5	6.5	1.7	4.0
Utilised during the year	–	(1.3)	(1.9)	(1.8)	(5.0)
Acquisition of business	–	0.2	–	–	0.2
Currency translation differences	1.3	(1.4)	(0.1)	(0.4)	(0.6)
At 31 December 2002	1.9	19.9	6.4	4.9	33.1

Environmental provisions relate to chemical manufacturing and distribution sites including certain sites no longer owned by the Group; these provisions have been made where the Group believes that it is probable that expenditure will be incurred and have been derived using a discounted cash flow methodology. Restructuring provisions at 31 December 2002 primarily related to the Corpus Christi plant in Chromium and the Birtley site in Pigments & Specialties. Self insurance provisions at 31 December 2002 represent the aggregate of outstanding claims plus a projection of losses incurred but not reported. Restructuring provisions are expected to be utilised during 2003 and self insurance provisions are expected to be utilised within five years.

Deferred tax provision comprises:

	2002 £million	2001 restated £million
Accelerated capital allowances	**39.7**	37.7
Other timing differences	**(37.8)**	(31.4)
	1.9	6.3

At 31 December 2002 the full amount of surplus ACT previously written off, available for offset against future UK profits, was £18.7 million (2001: £22.7 million) before allowing for amounts set against deferred tax liabilities of £6.3 million (2001: £2.6 million). Deferred tax assets not recognised in respect of tax losses carried forward at 31 December 2002 were £23.9 million (2001: £nil).

22 Pensions and other post-retirement benefits

The Group has a number of contributory and non-contributory pension schemes providing retirement benefits for the majority of employees and all executive directors. The main schemes in the UK and US are of the defined benefit type, the benefits being based on years of service and either the employee's final remuneration or the employee's average remuneration during a period of years before retirement. The assets of these schemes are held in separate trustee administered funds or are unfunded but with provisions maintained on the Group balance sheet. In addition, the Group operates an unfunded post-retirement medical benefit (PRMB) scheme in the US. The entitlement to these benefits is usually based on the employee remaining in service until retirement age and completion of a minimum service period. At 31 December 2002, approximately 581 (2001: 589) current and retired employees were potentially eligible to receive benefits. The Group has adopted in full the requirements of FRS17 and the effect of this change of accounting policy is set out in note 29. The total cost of post-retirement health care and pensions to the Group was £5.4 million (2001: £6.5 million), of which £2.7 million (2001: £4.1 million) related to overseas schemes.

A full actuarial valuation was carried out at 30 September 2002 for the UK scheme and at 1 January 2002 for the US schemes. The actuaries updated these valuations to 31 December 2002. The major assumptions used by the actuaries were:

	2002 UK schemes	2002 US schemes	2001 UK schemes	2001 US schemes	2000 UK schemes	2001 US schemes
Rate of increase in salaries	**4.30%**	**4.70%**	4.50%	4.70%	4.50%	4.70%
Rate of increase in pensions in payment	**2.30%**	–	2.50%	–	2.50%	–
Discount rate	**5.75%**	**6.50%**	6.00%	6.75%	6.50%	7.00%
Inflation assumption	**2.30%**	**3.50%**	2.50%	3.50%	2.50%	3.50%

The main assumptions for the PRMB scheme are a discount rate of 6.50% per annum (2001: 6.50%) and a health care cost trend of 10.00% and 11.00% per annum for claims pre age 65 and post 65 respectively, reducing to 4.50% per annum by 2009 (2001: 5.40%).

Actuarial valuations of pension schemes in other jurisdictions have not been updated for FRS17 purposes because of the costs involved and the considerably smaller scheme size and number of employees involved.

22 Pensions and other post-retirement benefits (continued)

The assets in the defined benefit pension schemes and the expected rates of return were:

	Expected long-term rate of return at year end					
	2002 UK schemes	2002 US schemes	2001 UK schemes £million	2001 US schemes £million	2000 UK schemes	2000 US schemes
Equities	**8.0%**	**8.5%**	8.0%	8.5%	8.0%	8.5%
Bonds	**4.1%**	**6.0%**	4.8%	6.0%	4.5%	6.0%
Property	**–**	**–**	6.4%	–	6.2%	–
Cash & insured annuities	**4.0%**	**–**	5.0%	–	5.9%	–

	Value at year end					
	2002 UK schemes £million	2002 US schemes £million	2001 UK schemes £million	2001 US schemes £million	2000 UK schemes £million	2000 US schemes £million
Equities	**127.5**	**25.2**	239.2	27.5	274.4	29.4
Bonds	**147.8**	**11.1**	128.9	17.5	143.4	21.2
Property	**–**	**–**	8.9	–	11.8	–
Cash & insured annuities	**24.7**	**1.3**	30.5	1.8	34.2	1.7
	300.0	**37.6**	407.5	46.8	463.8	52.3

The net pension liability was as follows:

	2002 UK pension schemes £million	2002 US pension schemes £million	2002 US PRMB scheme £million	2002 Total £million
Total market value of assets	**300.0**	**37.6**	**–**	**337.6**
Obligations in respect of business disposals	**(7.9)**	**–**	**–**	**(7.9)**
Present value of scheme liabilities	**(347.8)**	**(60.7)**	**(14.3)**	**(422.8)**
Deficit in the schemes	**(55.7)**	**(23.1)**	**(14.3)**	**(93.1)**
Related deferred tax asset	**15.9**	**9.0**	**5.6**	**30.5**
Net pension liability	**(39.8)**	**(14.1)**	**(8.7)**	**(62.6)**

	2001 UK pension schemes £million	2001 US pension schemes £million	2001 US PRMB scheme £million	2001 Total £million
Total market value of assets	407.5	46.8	–	454.3
Obligations in respect of business disposals	(72.7)	–	–	(72.7)
Present value of scheme liabilities	(346.0)	(62.5)	(11.6)	(420.1)
Deficit in the schemes	(11.2)	(15.7)	(11.6)	(38.5)
Related deferred tax asset	3.4	6.1	4.5	14.0
Net pension liability	(7.8)	(9.6)	(7.1)	(24.5)

The net pension liability in respect of pension schemes in other jurisdictions at 31 December 2002 was £1.0 million (2001: £0.8 million).

22 Pensions and other post-retirement benefits (continued)

The following amounts have been recognised in the performance statements in the year to 31 December 2002:

	2002 UK pension schemes £million	2002 US pension schemes £million	2002 US PRMB scheme £million	2002 Total £million
Consolidated profit & loss account				
Operating profit				
Current service cost	(2.7)	(1.9)	(0.2)	(4.8)
Net interest payable receivable/(payable)				
Expected return on pension scheme assets	21.8	3.3	–	25.1
Interest on pension scheme liabilities	(20.2)	(3.9)	(0.9)	(25.0)
Net return	1.6	(0.6)	(0.9)	0.1
Net profit & loss account credit/(charge)	(1.1)	(2.5)	(1.1)	(4.7)
Statement of total recognised gains and losses				
Actual return less expected return on pension scheme assets	(57.0)	(8.4)	–	(65.4)
Experience gains and losses arising on scheme liabilities	13.0	0.3	(0.3)	13.0
Changes in assumptions underlying the present value of scheme liabilities	(2.3)	(2.0)	(2.7)	(7.0)
Actuarial loss recognised	(46.3)	(10.1)	(3.0)	(59.4)
Movement in deficit during the year				
Deficit in schemes at beginning of the year	(11.2)	(15.7)	(11.6)	(38.5)
Current service cost (incl. member contributions)	(3.5)	(1.9)	(0.2)	(5.6)
Contributions (incl. member contributions)	3.7	3.1	1.2	8.0
Net interest receivable/(payable)	1.6	(0.6)	(0.9)	0.1
Actuarial loss	(46.3)	(10.1)	(3.0)	(59.4)
On acquisition of business	–	–	(1.1)	(1.1)
Currency translation differences	–	2.1	1.3	3.4
Deficit in schemes at end of the year	(55.7)	(23.1)	(14.3)	(93.1)

In addition to the current service cost above, £0.6 million (2001: £1.3 million) was charged to the profit and loss account in respect of defined contribution schemes.

22 **Pensions and other post-retirement benefits** (continued)

	2001 UK pension schemes £million	2001 US pension schemes £million	2001 US PRMB scheme £million	2001 Total £million
Consolidated profit & loss account				
Operating profit				
Current service cost	(2.4)	(2.5)	(0.2)	(5.1)
Past service cost	–	(0.1)	–	(0.1)
Total operating charge	(2.4)	(2.6)	(0.2)	(5.2)
Profit on disposal of business discontinued operations				
Curtailment gain on disposal of HCI	–	–	1.5	1.5
Total exceptional credit	–	–	1.5	1.5
Net interest receivable/(payable)				
Expected return on pension scheme assets	24.8	3.9	–	28.7
Interest on pension scheme liabilities	(20.3)	(3.9)	(0.8)	(25.0)
Net return	4.5	–	(0.8)	3.7
Net profit & loss account charge/(credit)	2.1	(2.6)	0.5	–
Statement of total recognised gains and losses				
Actual return less expected return on pension scheme assets	(55.3)	(7.1)	–	(62.4)
Experience gains and losses arising on scheme liabilities	2.2	(0.3)	(0.8)	1.1
Changes in assumptions underlying the present value of scheme liabilities	(23.0)	(1.7)	(0.2)	(24.9)
Actuarial loss recognised	(76.1)	(9.1)	(1.0)	(86.2)
Movement in deficit during the year				
Deficit in schemes at beginning of the year	60.3	(4.1)	(11.5)	44.7
Current service cost (incl. member contributions)	(2.9)	(2.5)	(0.2)	(5.6)
Contributions (incl. member contributions)	3.0	0.2	0.6	3.8
Curtailment gain on disposal of HCI	–	–	1.5	1.5
Net interest receivable/(payable)	4.5	–	(0.8)	3.7
Actuarial loss	(76.1)	(9.1)	(1.0)	(86.2)
Currency translation differences	–	(0.2)	(0.2)	(0.4)
Deficit in schemes at end of the year	(11.2)	(15.7)	(11.6)	(38.5)

Employer contributions in 2002 were £3.1 million (2001: £2.4 million) to UK schemes, £4.2 million (2001: £0.2 million) to US schemes, and £0.4 million (2001: £1.1 million) in respect of other schemes. Contributions in 2003 at current exchange rates are expected to be £13.1 million.

Notes to the financial statements
Continued

22 Pensions and other post-retirement benefits (continued)

Details of experience gains and losses for the year to 31 December	UK pension schemes 2002 £million	US pension schemes 2002 £million	UK pension schemes 2001 £million	US pension schemes 2001 £million
Difference between the expected and actual return on scheme assets:				
Amount	**(57.0)**	**(8.4)**	(55.3)	(7.1)
Percentage of net scheme assets	**(20.7%)**	**(20.9%)**	(16.5%)	(15.2%)
Experience gains and losses on scheme liabilities:				
Amount	**13.0**	**–**	2.2	(0.3)
Percentage of the present value of the scheme liabilities	**3.7%**	**–**	0.6%	(0.5%)
Total amount recognised in statement of total recognised gains and losses:				
Amount	**(46.3)**	**(10.1)**	(76.1)	(10.1)
Percentage of the present value of the scheme liabilities	**13.3%**	**13.5%**	22.0%	13.6%

23 Operating leases

Lease commitments of the Group to pay operating lease rentals for the next year comprise:

	Land and buildings		Other	
	2002 £million	2001 £million	2002 £million	2001 £million
Leases terminating:				
Within one year	**1.1**	1.5	**0.5**	0.7
Between one and five years	**2.2**	2.6	**0.6**	1.3
After five years	**0.4**	–	**–**	0.1
	3.7	4.1	**1.1**	2.1

Operating lease rentals charged to the profit and loss account in the year amounted to £3.4 million (2001: £4.5 million), including £1.2 million (2001: £2.1 million) for plant and machinery.

24 Share capital and reserves

	Issued and fully paid ordinary share capital £million	Issued and fully paid B share capital £million	Share premium account £million	Capital redemption reserve £million	Profit & loss account £million	Total £million
Group						
At 1 January 2002 as originally stated	21.6	2.3	1.2	43.4	329.0	397.5
Prior year adjustment	–	–	–	–	(19.0)	(19.0)
At 1 January 2002 as restated	21.6	2.3	1.2	43.4	310.0	378.5
Retained loss for the year	–	–	–	–	(30.8)	(30.8)
Goodwill on businesses disposed	–	–	–	–	2.6	2.6
Currency translation differences	–	–	–	–	(25.7)	(25.7)
Taxation on currency translation differences on foreign currency borrowings	–	–	–	–	1.5	1.5
Issue of B shares	–	9.0	–	–	(9.1)	(0.1)
Redemption of B shares	–	(9.5)	–	9.5	(9.5)	(9.5)
Actuarial loss on pension scheme	–	–	–	–	(59.4)	(59.4)
Deferred tax associated with loss on pension scheme	–	–	–	–	18.2	18.2
At 31 December 2002	21.6	1.8	1.2	52.9	197.8	275.3

24 Share capital and reserves (continued)

At 31 December 2002, the cumulative amount of goodwill written off to reserves for businesses acquired prior to 1 January 1998 amounted to £52.7 million (2001: £55.3 million).

	Issued and fully paid ordinary share capital £million	Issued and fully paid B share capital £million	Share premium account £million	Capital redemption reserve £million	Other reserves £million	Profit & loss account £million	Total £million
Company							
At 1 January 2002	21.6	2.3	1.2	43.4	182.3	238.4	489.2
Retained loss for the year	–	–	–	–	–	(1.2)	(1.2)
Issue of B shares	–	9.0	–	–	(9.1)	–	(0.1)
Redemption of B shares	–	(9.5)	–	9.5	–	(9.5)	(9.5)
At 31 December 2002	21.6	1.8	1.2	52.9	173.2	227.7	478.4

The authorised share capital of the Company at 31 December 2002 was £32.0 million (2001: £32.0 million) in 5 pence ordinary shares and £125.0 million (2001: £125.0 million) in 1 penny redeemable B shares.

The allotted, called up and fully paid 5 pence ordinary shares comprise:

	Number '000	Share capital £million
At 1 January 2002 and 31 December 2002	431,576	21.6

The allotted, called up and fully paid 1 penny redeemable B shares comprise:

	Number '000	B share capital £million
At 1 January 2002	230,380	2.3
Issue of B shares	906,318	9.0
Redemption of B shares	(953,741)	(9.5)
At 31 December 2002	182,957	1.8

On 2 May 2002, 431,575,581 redeemable B shares were issued to ordinary shareholders at the rate of 1.0 redeemable B shares for every 1 ordinary share held. On 4 November 2002, 474,742,328 redeemable B shares were issued to ordinary shareholders at a rate of 1.1 redeemable B shares for every 1 ordinary share held.

Holders of redeemable B shares are entitled, in priority to holders of ordinary shares, to a non-cumulative preferential dividend per share at a rate of 75 per cent of six month sterling LIBOR payable six monthly in arrears. In the event of a winding up of the Company, repayment is limited to the nominal value of the shares. Holders are not entitled to vote at any general meeting except if a resolution to wind up the Company is to be considered.

Holders of redeemable B shares were given the opportunity to redeem their shares on 2 May 2002 and 4 November 2002. As a result, 953,740,576 redeemable B shares were purchased for cash at their nominal value of 1 penny and cancelled.

Notes to the financial statements
Continued

24 Share capital and reserves (continued)

At 31 December 2002, certain directors and employees held the following options to subscribe for ordinary shares of 5 pence each.

	Exercise price per share	2002 Number	2001 Number
Share option scheme 1987 normally exercisable between:			
1 May 1995 and 1 May 2002	119.1p	–	182,902
11 May 1996 and 11 May 2003	168.5p	**65,893**	125,146
13 September 1997 and 13 September 2004	184.8p	**74,610**	149,263
19 September 1998 and 19 September 2005	152.5p	**78,574**	148,026
5 November 1999 and 5 November 2006	132.8p	**79,159**	160,657
		298,236	765,994
Share option scheme 1998 normally exercisable between:			
6 April 2001 and 6 April 2008	137.0p	**99,549**	129,403
15 September 2001 and 15 September 2008	86.0p	**78,488**	139,534
1 April 2002 and 1 April 2009	92.8p	**160,607**	286,604
31 March 2003 and 31 March 2010	69.5p	**2,142,296**	2,683,927
7 March 2004 and 7 March 2011	97.9p	**1,803,929**	2,751,343
10 September 2004 and 10 September 2011	56.5p	**2,223,451**	2,545,264
10 April 2005 and 10 April 2012	29.0p	**3,396,556**	–
		9,904,876	8,536,075
UK savings related share option scheme 1989 exercisable within six months of:			
1 November 1999 or 1 November 2001	147.2p	–	12,810
1 January 2000 or 1 January 2002	111.4p	–	48,416
1 November 2000 or 1 November 2002	123.6p	**30,920**	35,968
		30,920	97,194
UK savings related share option scheme 1998 exercisable within six months of:			
1 November 2001 or 1 November 2003	94.2p	**90,844**	176,382
1 December 2002 or 1 December 2004	93.4p	**101,491**	115,053
1 June 2003 or 1 June 2005	53.4p	**428,477**	837,133
1 May 2004 or 1 May 2006	78.3p	**175,069**	231,570
1 December 2004 or 1 December 2006	45.2p	**265,608**	801,467
1 June 2005 or 1 June 2007	21.9p	**3,328,677**	–
		4,390,166	2,161,605
US savings related share option scheme exercisable within three months of:			
10 April 2002	80.0p	–	340,936
1 March 2003	85.0p	**43,948**	76,394
2 October 2003	34.0p	**364,599**	1,105,816
20 March 2004	25.0p	**1,288,912**	–
		1,697,459	1,523,146
Performance Share Plan exercisable between:			
1 January 2002 and 14 October 2006	1.0p	–	479,600
1 January 2003 and 11 April 2007	1.0p	**388,406**	664,059
1 January 2004 and 31 January 2008	1.0p	**629,733**	1,006,258
1 January 2005 and 11 November 2009	1.0p	**1,325,540**	–
		2,343,679	2,149,917

The share option schemes 1987 and 1998 are discretionary schemes under which senior management below Board level are granted options to purchase shares in the Company. The option price is the average market price over the five working days preceding the grant and there is no discount. Options are capable of exercise after three years and within ten years of the date of grant; those granted since 1995 are subject to earnings per share performance targets.

The UK savings related share option schemes 1989 and 1998 are schemes under which UK employees can enter into savings contracts with a building society or bank for a period of three or five years and use the proceeds from their savings accounts to purchase shares in the Company on the exercise of their options. The option price is the average market price over the five working days preceding the invitation date discounted by a maximum of 20 per cent.

The US savings related share option scheme is a scheme under which US employees can enter into savings contracts with a bank for a period of two years and use the proceeds from their savings accounts to purchase shares in the Company on the exercise of their options. The option price is the market price [illegible] by 15 per cent.

[illegible]

[illegible]

25 Acquisition

On 6 December 2002 the Group acquired the chromium chemical business of Occidental Chemical Corporation for a consideration including costs of £26.9 million. Deferred consideration of £3.8 million is payable in relation to the acquisition based on the achievement of certain profitability targets of the combined chromium businesses. The performance targets relate to 2004 and 2005 and given the current economic trading environment no provision has been made at 31 December 2002. This estimate will be revised as further and more certain information becomes available with corresponding adjustments to goodwill.

The net book values acquired are set out below:

	Book value on *acquisition* £million	Fair value *adjustments* £million	Fair value to *the Group* £million
Tangible fixed assets	27.6	(5.8)	21.8
Stock	6.0	–	6.0
Pension liability	–	(0.7)	(0.7)
Provisions for liabilities and charges	–	(0.2)	(0.2)
Net assets acquired	33.6	(6.7)	26.9

Fair value adjustments
The fair value adjustments are to make appropriate provision for post retirement health care in respect of those employees that transferred across with the business and to make appropriate provision for environmental liabilities. Fixed assets have been included at the lower of the depreciated replacement cost and the recoverable amount which has been assessed at the higher of the value in use and the net realisable value.

Cash flows arising on acquisition

	£million
Cash consideration paid	25.4
Costs of acquisition	1.5
	26.9
Deferred consideration paid on prior year acquisitions	1.3
Cash flow	28.2

26 Contingent liabilities

The Group was notified of a potential warranty claim in 1998, under the contract for the sale of Pauls Malt Limited, relating to export refunds from the Intervention Board for Agricultural Produce (now the Rural Payments Agency). Should such a claim materialise, this will be vigorously defended and, in any event, in the opinion of the directors, this will not have a significant effect on the financial position of the Group.

27 Cash flow statement

(a) Net cash inflow from operating activities

	2002 £million	2001 restated £million
Operating loss	**(37.7)**	(4.1)
Operating exceptionals	**44.7**	5.1
Goodwill amortisation	**13.5**	14.0
Depreciation (less grants credited)	**18.3**	18.8
Earnings before interest, tax, depreciation and amortisation	**38.8**	33.8
Share of profits of associated undertakings	**(0.1)**	(0.1)
Cash inflow/(outflow) on exceptionals	**0.3**	(5.2)
(Increase)/decrease in stocks	**(3.0)**	6.6
Decrease in debtors	**0.6**	13.5
Increase/(decrease) in creditors	**7.3**	(10.3)
Provisions movement	**(2.6)**	(2.3)
Pension contributions net of current service cost	**(3.3)**	1.9
	38.0	37.9
Continuing operations	**38.0**	[illegible]
Discontinued operations	–	[illegible]
	38.0	[illegible]

Notes to the financial statements
Continued

27 Cash flow statement (continued)

(b) Reconciliation of cash flow before use of liquid resources and financing to movements in net borrowings

	2002 £million	2001 £million
Cash inflow before use of liquid resources and financing	**9.6**	26.2
Redemption of B shares (including issue costs)	**(9.6)**	(23.1)
Issue of ordinary share capital – share options	**–**	0.1
Currency translation differences	**2.6**	(1.5)
Decrease in net borrowings	**2.6**	1.7

Redeemable B shares of nominal value £9.0 million were issued for nil consideration during the year (2001: £23.3 million).

(c) Analysis of changes in net (borrowings)/cash during the year

	1 January 2002 £million	Cash flow £million	Currency translation differences £million	31 December 2002 £million
Net cash repayable on demand	20.8	10.7	(1.6)	29.9
Cash deposits refundable within one year	18.7	(4.1)	(0.1)	14.5
Borrowings repayable within one year	(5.8)	0.8	–	(5.0)
Borrowings repayable after one year	(73.7)	(7.4)	4.3	(76.8)
Net (borrowings)/cash	(40.0)	–	2.6	(37.4)

(d) (Borrowings)/cash repayable on demand

	2002 £million	2001 £million	Change in year £million
Cash at bank and in hand	**44.4**	39.5	4.9
Bank borrowings repayable within one year	**(0.7)**	(0.2)	(0.5)
Other borrowings repayable within one year	**(4.3)**	(5.6)	1.3
	39.4	33.7	5.7
Borrowings and deposits repayable within one year not repayable on demand:			
Bank deposits	**(14.5)**	(18.7)	4.2
Bank borrowings	**0.7**	0.2	0.5
Other borrowings	**4.3**	5.6	(1.3)
Net cash repayable on demand	**29.9**	20.8	9.1
Currency translation differences			1.6
Increase in cash per cash flow statement			10.7

(e) Disposal of business

	2002 £million	2001 restated £million
Net assets disposed of		
Fixed assets	**1.2**	–
Stocks	**0.7**	13.5
Debtors	**–**	20.6
Creditors	**–**	(17.5)
	1.9	16.6
Accrued costs & related items	**1.4**	2.8
Goodwill previously charged against reserves	**2.6**	0.7
(Loss)/gain on disposal	**(1.9)**	1.3
Gross consideration	**4.0**	21.4
Costs of disposal	**(0.5)**	(1.7)
	3.5	19.7
Deferred consideration	**–**	(3.1)
Net proceeds on disposal of business	**3.5**	[illegible]

28 Principal trading investments

		Country of incorporation and operation
Subsidiary undertakings		
Elementis UK Limited trading as:		United Kingdom
Elementis Chromium	Chromium chemicals	
Elementis Pigments	Synthetic iron oxide pigments, chromic oxide pigments, carboxylates, zinc products	
Elementis Specialties	Rheological additives, colourants, waxes, other specialty additives	
Linatex Limited (with fellow Linatex subsidiaries trading in the Netherlands, Malaysia, South Africa, Australia, and Belgium)	Abrasion-resistant rubber: sheet, mouldings, fabricated products, linings, screens	United Kingdom
Elementis Chromium LP	Chromium chemicals	United States of America
Elementis Pigments Inc	Synthetic iron oxide pigments, chromic oxide pigments	United States of America
Elementis Specialties Inc	Rheological additives, colourants, waxes, other specialty additives	United States of America
Linatex Corporation of America Inc	Abrasion-resistant rubber: sheet, mouldings, fabricated products, linings, screens	United States of America

Notes:

1 None of the undertakings are held directly by the Company.
2 Equity capital is in ordinary shares, wholly-owned and voting rights equate to equity ownership.
3 All undertakings listed above have accounting periods ending 31 December.
4 Undertakings operating in the United Kingdom are incorporated in Great Britain and registered in England and Wales. In the case of corporate undertakings other than in the United Kingdom their country of operation is also their country of incorporation.
5 All undertakings listed above have been included in the consolidated financial statements of the Group for the year.

Notes to the financial statements
Continued

29 Prior year adjustments

The effect of adopting FRS17 and FRS19 on the current and comparative amounts are as follows:

	Year ended 31 December 2002				Year ended 31 December 2001			
	Without changes in accounting policies £million	Adoption of FRS17 £million	Adoption of FRS19 £million	As reported £million	As previously reported £million	Adoption of FRS17 £million	Adoption of FRS19 £million	Restated £million
Profit and loss account								
Operating loss	**(41.5)**	**3.8**	**–**	**(37.7)**	(0.9)	(3.2)	–	(4.1)
Net interest payable	**(0.9)**	**0.1**	**–**	**(0.8)**	(4.2)	3.7	–	(0.5)
Loss on ordinary activities before tax	**(38.1)**	**3.9**	**–**	**(34.2)**	(3.7)	0.4	–	(3.3)
Tax on loss on ordinary activities	**(0.9)**	**0.2**	**4.2**	**3.5**	8.5	(0.9)	0.4	8.0
Profit/(loss) for the financial year	**(39.1)**	**4.1**	**4.2**	**(30.8)**	4.7	(0.5)	0.4	4.6
Statement of total recognised gains and losses								
Actuarial loss on pension scheme	**–**	**(59.4)**	**–**	**(59.4)**	–	(86.2)	–	(86.2)
Deferred tax on actuarial loss	**–**	**18.2**	**–**	**18.2**	–	26.9	–	26.9
Currency translation differences	**(29.1)**	**3.4**	**–**	**(25.7)**	5.0	(0.2)	–	4.8
Prior year adjustment	**–**	**(19.0)**	**–**	**(19.0)**	–	–	–	–
Balance sheet								
Debtors	**77.6**	**(1.0)**	**–**	**76.6**	86.6	(3.0)	–	83.6
Provisions for liabilities and charges	**(45.8)**	**13.9**	**(1.2)**	**(33.1)**	(43.8)	14.5	(5.2)	(34.5)
Pension liability	**–**	**(63.6)**	**–**	**(63.6)**	–	(25.3)	–	(25.3)
Shareholders' funds	**327.2**	**(50.7)**	**(1.2)**	**275.3**	397.5	(13.8)	(5.2)	378.5
(Loss)/earnings per ordinary share								
Basic and diluted (loss)/earnings	**(9.0)**	**0.9**	**1.0**	**(7.1)**	1.1	(0.2)	0.1	1.0
Basic and diluted before goodwill amortisation and exceptionals	**2.3**	**0.9**	**0.2**	**3.4**	4.0	(0.2)	(0.9)	2.9

Five year record

	2002 £million	2001 £million	2000 £million	1999 £million	1998 £million
Turnover					
Chromium	**102.1**	118.9	124.8	112.8	124.4
Pigments & Specialties	**225.0**	228.0	234.9	222.9	213.9
Specialty Rubber	**37.8**	46.0	54.1	54.9	56.7
Continuing operations	**364.9**	392.9	413.8	390.6	395.0
Discontinued operations	–	137.5	160.0	144.5	647.6
Turnover: Group and share of joint venture	**364.9**	530.4	573.8	535.1	1,042.6
Less share of discontinued joint venture's turnover	–	–	–	–	(68.2)
Group turnover	**364.9**	530.4	573.8	535.1	974.4
Operating profit/(loss)					
Chromium	**3.7**	2.6	23.7	20.3	27.1
Pigments & Specialties	**18.7**	10.8	31.1	28.5	27.1
Specialty Rubber	**(2.0)**	(0.9)	2.6	2.4	4.7
Continuing operations before exceptionals and goodwill amortisation	**20.4**	12.5	57.4	51.2	58.9
Goodwill amortisation	**(13.5)**	(14.0)	(13.3)	(12.5)	(11.2)
Exceptionals	**(44.7)**	(5.1)	(3.0)	(15.3)	(3.2)
Discontinued operations	–	2.4	6.0	5.5	(4.4)
Joint venture – discontinued operations	–	–	–	–	2.1
Associated undertakings	**0.1**	0.1	0.1	0.1	(0.1)
Profit/(loss) on disposal/termination of businesses & fixed assets	**4.3**	1.3	–	6.6	(21.9)
Profit/(loss) before interest	**(33.4)**	(2.8)	47.2	35.6	20.2
Net interest payable	**(0.8)**	(0.5)	(5.1)	(5.4)	(10.6)
Profit/(loss) before tax	**(34.2)**	(3.3)	42.1	30.2	9.6
Tax	**3.5**	8.0	(7.8)	(10.5)	(8.4)
Minority interests	**(0.1)**	(0.1)	(0.1)	0.3	–
Profit/(loss) for the financial year	**(30.8)**	4.6	34.2	20.0	1.2
Basic					
Earnings/(loss) per ordinary share (pence)	**(7.1)**	1.0	7.9	4.6	0.3
Earnings per ordinary share before goodwill amortisation and exceptionals (pence)	**3.4**	2.9	11.6	9.3	9.0
Fully diluted					
Earnings/(loss) per ordinary share (pence)	**(7.1)**	1.0	7.9	4.6	0.3
Earnings per ordinary share before goodwill amortisation and exceptionals (pence)	**3.4**	2.9	11.5	9.3	9.0
Dividends per ordinary share (pence)	–	–	–	2.0	5.0
Dividend cover (times)*	–	–	–	4.7	1.8
Interest cover (times)*	**25.6**	25.2	12.5	10.5	7.0
Shareholders' funds	**275.3**	378.5	411.2	380.4	367.8
Net (borrowings)/cash	**(37.4)**	(40.0)	(41.7)	(45.5)	(48.0)
Weighted average number of ordinary shares in issue during the year (million)	**431.6**	431.5	431.5	431.5	472.9

*before goodwill amortisation and exceptionals.

Only the comparatives for 2001 have been restated for the impact of FRS17 and FRS19

Shareholder services

Registrars
Registrars Enquiries concerning shares or shareholdings such as the loss of a share certificate, consolidation of share certificates, amalgamation of holdings or dividend payments should be made to the Company's registrars:

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA, UK
Telephone: +44 (0) 870 600 3966
Facsimile: +44 (0) 870 600 3980
Website: www.lloydstsb-registrars.co.uk

In any correspondence with the registrars, please refer to Elementis plc and state clearly the registered name and address of the shareholder. Please notify the registrars promptly of any change of address.

New issue of redeemable B shares
A further issue of redeemable B shares will be made to ordinary shareholders on the share register on 28 April 2003. Shareholders will have the opportunity to redeem these redeemable B shares for cash at their nominal value on 2 May 2003.

A circular providing full details of the issue and redemption of redeemable B shares and a redemption form will be posted to all ordinary shareholders on 18 March 2003.

Previously issued redeemable B shares
Any holders of previously issued redeemable B shares that have not yet redeemed them will have a further opportunity to redeem them for cash at their nominal value on 2 May 2003. The redemption form is on the reverse of the redeemable B share certificate.

Registrars helpline for redeemable B share enquiries:
Telephone: +44 (0) 870 600 3966

Registrars text phone for shareholders with hearing difficulties:
Callers inside the UK telephone: 0870 600 3950,
Callers outside the UK telephone: +44 121 415 7028

Web-based enquiry service www.shareview.co.uk
Shareholders using this service to obtain details of their shareholdings are required to enter their name, postcode and shareholder reference number which can be found on correspondence from the Registrars and also on share certificates.

Low-cost share dealing service
Low-cost share dealing service This service, arranged with the Company's stockbrokers Cazenove, offers a low cost method of buying and selling Elementis shares. Full details of the service and dealing forms can be obtained from Cazenove.
Telephone: +44 (0) 20 7606 1768

Dividend re-investment plan
The dividend re-investment plan arrangements made with Lloyds TSB Registrars and Cazenove will not operate while a cash dividend is not being paid.

Annual General Meeting
The Annual General Meeting of Elementis plc will be held on 24 April 2003 at 11am at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED. The Notice of Meeting is given in a separate document accompanying this Annual Report. Details of the ordinary and special business of the Annual General Meeting are also contained in this document.

Shareholder information

Elementis plc

Company Secretary
Philip Brown LLB FCIS

Registered office
Ash House
Fairfield Avenue
Staines
TW18 4ES, UK

Telephone: +44 (0) 1784 22 4212
Facsimile: +44 (0) 1784 22 4312
Email: elementis.info@elementis-eu.com
Website: www.elementis.com

Registered number
3299608

Auditors
PricewaterhouseCoopers LLP

Stockbrokers
Cazenove & Co Limited
Hoare Govett Limited

Registrars
Lloyds TSB Registrars

Financial calendar 2003

27 February	Preliminary announcement of results for the year ended 31 December 2002
4 April	Record date for dividend payable on redeemable B shares
24 April	Annual General Meeting
28 April	Closing date for receipt of redeemable B share redemption forms
28 April	Record date for further redeemable B share issue
2 May	Redemption date for redeemable B shares Payment date for redeemable B share dividend
31 July*	Announcement of interim results for the six months ending 30 June 2003
3 November	Payment date for redeemable B share dividend

*provisional date.

Information for calculation of capital gains tax

First day of trading of redeemable B shares	2 November 2002	2 May 2002	2 November 2001	2 May 2001	2 November 2000	2 May 2000
Number of redeemable B shares issued of 1 penny nominal value for each ordinary share held	**1.1**	**1.0**	2.1	3.3	2.1	3.1
Redeemable B share price on the first day of trading	**0.875p**	**0.875p**	0.750p	0.625p	0.625p	0.500p
Ordinary share price on the same day	**24.75p**	**31.5p**	30.0p	67.0p	70.0p	79.0p
Apportionment percentage for the calculation of capital gains tax:						
Ordinary shares	**96.36%**	**97.30%**	95.02%	97.01%	98.16%	98.08%
Redeemable B shares (apportioned to the number of redeemable B shares issued for each ordinary share held)	**3.64%**	**2.70%**	4.98%	2.99%	1.84%	1.92%

Global headquarters

Elementis plc
Ash House
Fairfield Avenue
Staines
TW18 4ES, UK

Tel: +44 (0) 1784 22 4212
Fax: +44 (0) 1784 22 4312
Email: elementis.info@elementis-eu.com

Elementis Chromium
Urlay Nook
Eaglescliffe
Stockton-on-Tees
TS16 0QG, UK

Tel: +44 (0) 1642 780 682
Fax: +44 (0) 1642 791 866
Email: chromium.uk@elementis-eu.com

Elementis Pigments
2051 Lynch Avenue
East St Louis, IL 62204
USA

Tel: +1 618 646 2110
Fax: +1 618 646 2178
Email: pigments.info@elementis-na.com

Elementis Specialties
329 Wyckoffs Mill Road
Hightstown NJ 08520
USA

Tel: +1 609 443 2000
Fax: +1 609 443 2422/2207
Email: specialinfo.usa@elementis-na.com

Specialty Rubber
Wilkinson House
Galway Road
Blackbushe Business Park
Yateley
Hampshire
GU46 6GE, UK

Tel: +44 (0) 1252 743 000
Fax: +44 (0) 1252 743 030
Email: linatex.info@elementis-eu.com



Visit the Elementis website at
www.elementis.com

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ELEMENTIS

Elementis plc
Ash House
Fairfield Avenue
Staines
TW18 4ES, UK

Tel: +44 (0) 1784 22 4212
Fax: +44 (0) 1784 22 4312

Email: elementis.info@elementis-eu.com
www.elementis.com
Registered number: 3299608

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS


88(2)

03 OCT 23 AM 7

Return of Allotment of Shares

CHFP083

Company Number 3299608

Company name in full ELEMENTIS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	08	08	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	8,908		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	25.00P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

COMPANIES HOUSE 10/08/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Greenwood Nominees Limited Desig:NONCFM/Part ID:142GW Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 8,908
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 8,908

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 15 August 2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver — *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./DW2953 Tel: 01903 833393
DX number DX exchange


Companies House
for the record





Company Name
ELEMENTIS UK LIMITED

363s Annual Return

03 OCT 23 AM 7:21

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares

Company Number
556457

Information extracted from Companies House records on 23rd August 2003

Section 1: Company details

Ref: 556457/03/10

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Ash House Fairfield Avenue Staines TW18 4ES	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Address where the Register is held Ash House Fairfield Avenue Staines TW18 4ES	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Ash House Fairfield Avenue Staines TW18 4ES	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Please enter additional principal activity code(s) in "Amended details" column.*	SIC Code: 2710 Description: Mfr basic iron, steel, ferroalloys	SIC CODE / Description

Section 2: Details of Officers of the Company

	Current details	Amended details
Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** Philip Damian BROWN **Address** 154 Nine Mile Ride Finchampstead Wokingham Berkshire RG40 4JA	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address UK Postcode Date of change __ / __ / ____ Date Philip Damian BROWN ceased to be secretary (if applicable) __ / __ / ____
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Philip Damian BROWN **Address** 154 Nine Mile Ride Finchampstead Wokingham Berkshire RG40 4JA **Date of birth** 18/06/1948 **Nationality** British **Occupation** Company Secretary	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Philip Damian BROWN ceased to be director (if applicable) __ / __ / ____

Company number

> **Director**

If any of the details for this person are wrong, strike them through and fill in the [correct] details in the "Amended details" column.

Particulars of a new Director must be notified on form 288.

Current details	Amended details
Name Brian Geoffrey TAYLORSON	**Name** ....
	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
Address Sandton House 3 Simmons Gate Esher Surrey KT10 9DL	**Address** ....
	UK Postcode _ _ _ _ _ _ _
Date of birth 15/11/1955	Date of birth _ _ / _ _ / _ _ _ _
Nationality British	Nationality ....
Occupation Company Director	Occupation ....
	Date of change _ _ / _ _ / _ _ _ _
	Date Brian Geoffrey TAYLORSON ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> Issued Share Capital *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	Class of share Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 26,500,000	Number of shares issued
	Aggregate Nominal Value of issued shares £26,500,000.00	Aggregate Nominal Value of issued shares
> Total shares issued and value *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Total number of shares issued 26,500,000	Total number of shares issued
	Total Nominal value of shares issued £26,500,000.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
Shareholder Name ELEMENTIS LONDON LTD	Name	
Address Ash House Fairfield Avenue Staines TW18 4ES	Address UK Postcode	**Shares transferred by** ELEMENTIS LONDON LTD

Shares held: *Class*	*Number*	Shares held (amended): *Class*	*Number*	*Class*	*Number*	*Date of transfer*
Ordinary	26500000					/ /
						/ /

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (if appropriate)	Date of registration of transfer (if appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address			


Companies House
for the record

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up date (shown at 2 below). I enclose the filing fee of £15

Signature [signature] (Director/ Secretary)

Date 26 / 09 / 2003

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to 17/9/2003

If you are making this return up to an earlier date, please give the date here

_ _ / _ _ / _ _ _ _

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **17th September 2004** please give the new date here:

_ _ / _ _ / _ _ _ _

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: PENNY WATSON

Telephone number *inc code*: 01784 224333

Address: ELEMENTS PLC, ASH HOUSE, FAIRFIELD AVENUE, STAINES

Postcode: TW18 4FS

DX number *if applicable*: _ _ _ _ _ _

DX exchange



ANNEX C

Since 1 January 2002, the beginning of its most recently completed fiscal year, and until the date hereof, the following information has been made public in England and Wales, filed with the UK Listing Authority and made public by the UK Listing Authority, or sent to holders of Elementis plc's securities.

Part III UKLA Filings

Tab	Date	Description
1	19 March 2002	Redeemable B Share Circular
2	2 May 2002	Application for Admission of Securities to the Official List.
3	27 September 2002	Redeemable B Share Circular
4	29 October 2002	Application for Admission of Securities to the Official List
5	18 March 2003	Redeemable B Share Circular
6	29 April 2003	Application for Admission of Securities to the Official List.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. When considering what action you should take, you are recommended to seek your [illegible] financial advice from your stockbroker, bank manager, solicitor, [illegible] independent professional adviser duly authorised under [illegible]).

If you have sold or transferred, [illegible] dinary shares of 5 pence each in Eleme[illegible] [illegible]ption Form to the purchaser or transfe[illegible] [illegible]ale or transfer was effected for transmis[illegible]

Cazenove, who are regulated in th[illegible] [illegible]ing solely for Elementis plc in relation to the pro[illegible] [illegible]deemable B Shares described in this document and no one else and will [illegible]ponsible to anyone other than Elementis plc for providing the protections afforded to customers of Cazenove, nor for providing advice in relation to the proposed issue of and offer to redeem Redeemable B Shares.

Application has been made to the UK Listing Authority for the Redeemable B Shares to be admitted to the Official List. It is expected that Admission of the Redeemable B Shares will become effective and dealings in them will commence on 2 May 2002.


ELEMENTIS

Elementis plc

Notice of Annual General Meeting

Issue of Redeemable B Shares

A letter from the Chairman of Elementis plc appears on pages 3 to 5 of this document.

Notice of the forthcoming Annual General Meeting is set out on pages 16 to 17 of this document. The Annual General Meeting will be held on Thursday 25 April 2002 at 11.00am at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED.

To be valid, the Form of Proxy for use at the Annual General Meeting should be returned so as to reach Elementis plc's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 8ZP not later than 11.00am on Tuesday 23 April 2002.

To be valid, Redemption Forms must be returned to Lloyds TSB Registrars so as to be received no later than 5.00pm on Friday 26 April 2002.

If you have any queries in relation to the Redemption Form, you may call Lloyds TSB Registrars on 0800 169 6946 between 9.00am and 5.00pm on any business day. Lloyds TSB Registrars will not provide advice on the merits of the proposals set out in this document or give any financial or taxation advice.

Contents

The definitions and abbreviations set out in "Definitions" apply throughout this document unless the context requires otherwise.

Timetable of principal events

Latest time and date for receipt of Proxy Forms in respect of the Annual General Meeting	11.00am on Tuesday 23 April 2002
Annual General Meeting	11.00am on Thursday 25 April 2002
Latest time and date for receipt of redemption forms (from certificated and uncertificated Shareholders) and/or completed share certificates	5.00pm on Friday 26 April 2002
Record date for entitlements to Redeemable B Shares	Friday 26 April 2002
Redeemable B Shares expected to be admitted to trading on the London Stock Exchange and dealings commence	8.00am on Thursday 2 May 2002
Redeemable B Shares redeemed by the Company pursuant to Redemption Forms or share certificates validly completed and received by 26 April 2002	Thursday 2 May 2002
Redeemable B Shares entered into CREST	Thursday 2 May 2002
Despatch of share certificates in respect of the Redeemable B Shares	by Thursday 2 May 2002
Despatch of cheques in respect of Redeemable B Shares redeemed	by Thursday 2 May 2002

If any of the above times or dates should change, the revised times and/or dates will be notified to Shareholders by an announcement on the Regulatory News Service of the London Stock Exchange.


ELEMENTIS

Elementis plc

Registered in England and Wales No. 3299608

Registered office:
Ash House
Fairfield Avenue
Staines
TW18 4ES, UK

19 March 2002

To Shareholders and, for information only, to holders of Loan Notes.

Dear Shareholder

Introduction

On 28 February 2002, Elementis announced its preliminary results and stated its decision to issue further Redeemable B Shares. This document gives you details of the issue and related redemption offer, together with details of items of special business to be conducted at the Annual General Meeting. The notice of the Annual General Meeting to be held on 25 April 2002 is set out at the end of this document.

Background to the issue of Redeemable B Shares

At the Annual General Meeting on 28 April 2000, shareholders conferred authority on the Board to issue Redeemable B Shares.

The Board is not proposing to pay a final ordinary dividend. Instead, it will issue Redeemable B Shares to Shareholders on the Company's register of members on 26 April 2002, such that they will receive Redeemable B Shares with a total nominal value of 1.0 pence for each Ordinary Share held. These will be paid up out of the Company's merger reserve. This is coupled with an offer to redeem these new shares for cash at their nominal value on 2 May 2002.

By not paying a final dividend, Elementis estimates that it will be able to recover £1.1 million of advance corporation tax (ACT) previously paid. This cash will initially be used to reduce borrowings. The Board will consider making further redeemable share issues until all surplus ACT is utilised.

Summary details of the new Redeemable B Shares

The issue of the new Redeemable B Shares involves the following:

- there will be a capitalisation issue out of the Company's merger reserve of Redeemable B Shares which will be allotted to holders of Ordinary Shares on the basis of:

  1 Redeemable B Share for every 1 Ordinary Share.

- based on the existing issued share capital as at the date of this document, this would lead to an issue of up to 431,575,581 Redeemable B Shares.

- the Redeemable B Shares will have a nominal value of 1 penny each, limited voting rights and a preferential dividend of 75 per cent of six month LIBOR. The preferential dividend will be paid six months in arrears with the first dividend payable for this issue in November 2002.

- holders of Redeemable B Shares may elect to have all or part of their holdings of Redeemable B Shares redeemed on 2 May 2002 at the nominal value of 1 penny per share by completing and returning the Redemption Form by 26 April 2002. The Board would expect to make further redemption offers in the future so as to give any holders of Redeemable B Shares who do not have their Redeemable B Shares redeemed on 2 May 2002 the opportunity to have them redeemed at their nominal value subsequently.

- where the issue of Redeemable B Shares would result in Shareholders holding a fraction of a Redeemable B Share, this will be rounded up to the nearest whole Redeemable B Share.

Redemption offer in respect of existing Redeemable B Shares

A further offer is being made to existing holders of Redeemable B Shares to redeem these shares at their nominal value on 2 May 2002. Such holders should read the letter entitled 'Notice of a further redemption offer for the Elementis plc Redeemable B Shares' for details of the action which they should take if they wish to accept this offer.

Future payments to Shareholders

It is expected that future payments to Shareholders will be made either through the issue of further Redeemable B Shares or in the form of a cash dividend.

Employee Share Schemes

Redeemable B Shares will not be issued to option holders under the Employee Share Schemes and the rights of such option holders will not be affected by the issue and redemption of the Redeemable B Shares.

PEPs and ISAs

The Redeemable B Shares should be qualifying investments for the purposes of the relevant PEP and ISA regulations.

Loan Note holders

The issue of the Redeemable B Shares will not affect holders of Loan Notes. This document is sent to such holders for information purposes only.

United Kingdom taxation

A guide to the general tax position of United Kingdom Shareholders as at the date of this document is set out in Part III of this document.

In summary, the proceeds from the redemption of the Redeemable B Shares will generally be treated in the hands of a Shareholder as proceeds of a disposal for the purposes of UK taxation of chargeable gains.

Shareholders who are in any doubt as to their tax position or who are subject to tax in a jurisdiction other than the United Kingdom should consult their professional adviser.

Annual General Meeting

A notice convening an Annual General Meeting of Elementis is set out on pages 16 to 17 of this document. The Annual General Meeting will be held at 11.00am on Thursday 25 April 2002 at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED. Details of the items of special business to be considered at the AGM are set out in Part I of this document.

Additional information

Your attention is drawn to the additional information contained in the rest of this document.

Action to be taken

A Form of Proxy reply paid card is enclosed for use by Shareholders. You are asked to complete and sign it in accordance with the instructions printed thereon and return it so as to arrive as soon as possible and in any event not later than 11.00am on Tuesday 23 April 2002. Completion and return of the Form of Proxy will not prevent you attending the Annual General Meeting and voting in person, if you so wish.

Should you wish to attend the Annual General Meeting in person, you should detach the Annual General Meeting attendance card which is attached to the Form of Proxy and bring this with you to the meeting.

Shareholders who hold their Ordinary Shares in certificated form (i.e. not in CREST) or in uncertificated form (i.e. in CREST) and who wish to have their Redeemable B Shares redeemed and their redemption cheques posted to them by 2 May 2002 should **complete and return the enclosed Redemption Form so as to be received by the Company's registrars, Lloyds TSB Registrars, no later than 5.00pm on 26 April 2002. Shareholders who do so will have their names entered into a register of Redeemable B Shareholders but no share certificate will be despatched to them.**

Shareholders who do not wish to have their Redeemable B Shares redeemed need take no action. The next opportunity to redeem Redeemable B Shares will be announced by the Company in due course, but after 2 May 2002 Shareholders will only have an opportunity to redeem their Redeemable B Shares if the Board decides at its discretion to make a redemption offer.

Shareholders who receive more than one copy of this document and the Redemption Form and who wish to redeem all of their Redeemable B Shares should either complete and return all of the Redemption Forms which they receive or contact Lloyds TSB Registrars as described in paragraph 2 of Part II of this document for advice.

Recommendation

Your Board, which has received financial advice from Cazenove, considers the issue of Redeemable B Shares and the making of the related redemption offer to be in the best interests of the Company and Shareholders as a whole. In providing advice to the Directors, Cazenove has placed reliance upon the Directors' commercial assessment of the proposals.

The Directors intend to accept the redemption offer for all the Redeemable B Shares received in respect of their own beneficial holdings totalling 265,568 Ordinary Shares and for all existing Redeemable B Shares held totalling 140,625.

Your Board considers that the passing of the resolutions to be proposed by way of special business at the forthcoming Annual General Meeting is in the best interests of the Company and Shareholders as a whole. The Directors accordingly recommend Shareholders to vote in favour of those resolutions, as they intend to do in respect of their own beneficial holdings.

Yours faithfully

Jonathan Fry
Chairman

Part I Details of Special Business to be conducted at the Annual General Meeting

Set out below is an explanation of the items of special business to be conducted at the Annual General Meeting:

Resolutions 8 and 9: Authority to allot shares

A general authority is being sought under Resolution 8 for the Directors to allot shares up to a maximum nominal amount of £7,192,926.35, which is equal to one third of the current issued Ordinary Share capital. It is also proposed under Resolution 9 to confer power on the Directors to allot securities for cash pursuant to this general authority, otherwise than in accordance with existing Shareholders' statutory pre-emption rights, in the event of a rights issue up to the amount of the general authority and in any other circumstances up to an aggregate nominal amount of £1,078,939 representing 5 per cent of the issued Ordinary Share capital as at 12 March 2002. Resolution 8 will be proposed as an ordinary resolution and Resolution 9 as a special resolution. The authorities conferred by these resolutions will last for up to 15 months from the date of the Annual General Meeting. The Directors do not have any present intention of exercising these authorities.

Resolution 10: Authority to purchase shares

The Company's Articles of Association contain a provision allowing the directors to purchase the Company's own shares subject to the prior authority of the members having been obtained. Resolution 10 will be proposed as a special resolution for the purpose of renewing the general authority to effect such purchases within the limits set out.

The Directors are of the opinion that it would be advantageous for the Company to be in a position to purchase its own shares through the London Stock Exchange, should market conditions and price justify such action. The proposed authority would enable the Company to purchase up to a maximum of 43,157,558 Ordinary Shares (being 10 per cent of the Company's issued share capital as at 12 March 2002) with a stated upper limit on the price payable which reflects the requirements of the UK Listing Authority. Purchases would only be made after the most careful consideration, where the Directors believed that an increase in earnings or net assets per share would result and where purchases were, in the opinion of the Directors, in the best interests of the Company and its Shareholders.

Part II Details of Redeemable B Shares and the Redemption Offer

1. Allotment of Redeemable B Shares and Admission

The Board will capitalise the sum of up to £4.3 million standing to the credit of the Company's merger reserve and will apply this sum in paying up in full such number of Redeemable B Shares as is equal to 1 times the number of Ordinary Shares in issue on the Record Date. The Redeemable B Shares will be allotted to Shareholders on the Company's register of members on the Record Date on the basis of 1 Redeemable B Share for every Ordinary Share then held. No Redeemable B Shares will be marketed or made available in whole or part to the public. The capitalisation of reserves and the allotment of the Redeemable B Shares will be effected pursuant to the authorities given at the Annual General Meeting of the Company held on 28 April 2000.

If holders of options to subscribe for shares in the Company which are exercisable prior to the Record Date under the Employee Share Schemes elect to exercise all such options prior to that date, then the amount that would be capitalised could be increased by up to £17,844 which would be applied in paying up in full up to 1,784,333 Redeemable B Shares.

The Redeemable B Shares will carry a non-cumulative preferential dividend of 75 per cent of the LIBOR for six month deposits in pounds sterling per annum (exclusive of withholding tax deductible therefrom). Dividends on the Redeemable B Shares will be paid six monthly in arrears on 2 May and 2 November in each year (or, if such date is not a business day, on the next business day). The first dividend will be paid on 4 November 2002 in respect of the dividend calculation period commencing on 2 May 2002. The Redeemable B Shares will carry limited voting rights and do not rank pari passu with the existing Ordinary Shares. The new Redeemable B Shares will however rank pari passu with the existing Redeemable B Shares.

Application has been made for the Redeemable B Shares to be admitted to the Official List and dealings are expected to commence on 2 May 2002. Elementis has applied for the Redeemable B Shares to be admitted to CREST with effect from Admission. Accordingly, settlement of market transactions may take place within the CREST system.

2. Redemption

As described more fully in paragraph 5 below the Redeemable B Shares are redeemable at their nominal value of 1 penny each as follows:

- at a Shareholder's option on 2 May 2002 or during any other period when the Company declares that Shareholders can elect to have their Redeemable B Shares redeemed;
- at the Company's option at any time if more than 90 per cent of the Redeemable B Shares originally issued have then been redeemed; and
- at the Company's option on or after 27 April 2005.

All Redeemable B Shares which are redeemed will be cancelled and will not be reissued.

Subject to listing of the Redeemable B Shares on the Official List, the Company will offer to redeem the Redeemable B Shares on 2 May 2002. A Redemption Form is enclosed for use by Shareholders who hold their Redeemable B Shares in either certificated or uncertificated form. If this form is validly completed and returned to the Company's registrars, Lloyds TSB Registrars, by 5.00pm on 26 April 2002, Shareholders will be entitled to have all or part of their holdings of Redeemable B Shares redeemed on 2 May 2002. Cheques in respect of such redemptions will be sent out by 2 May 2002 and no share certificates will be issued in respect of such redeemed Redeemable B Shares.

Redemption Forms will not be valid if returned after 5.00pm on 26 April 2002. Shareholders who do not return a Redemption Form to be received by Lloyds TSB Registrars by 5.00pm on 26 April 2002 will be sent a Redeemable B Share certificate (or, as appropriate, have their CREST accounts credited) in respect of their Redeemable B Shares by 2 May 2002.

The Company reserves the right at its sole discretion to reject any Redemption Forms if redemption pursuant to them would be illegal. Redemption Forms are sent to the Company's registrars at the Shareholders' risk.

Shareholders who do not wish to redeem their Redeemable B Shares need take no action.

Shareholders who wish to redeem part but not all of their holdings of Redeemable B Shares should telephone Lloyds TSB Registrars on 0800 169 6946 between 9.00am and 5.00pm on any business day for instructions.

Any further redemption offers for Redeemable B Shares will be made from time to time by announcement through the Regulatory News Service of the London Stock Exchange and the Company will send a letter to Redeemable B Shareholders advising them of any such redemption offers.

3. Non United Kingdom resident Shareholders

The attention of non United Kingdom resident Shareholders is drawn to the additional information set out in paragraph 1 of Part IV of this document.

4. Dealings and despatch of documents

The issue of Redeemable B Shares will be made by reference to holdings of Ordinary Shares on the Company's register of members as at the Record Date, being 26 April 2002. The names of all qualifying Redeemable B Shareholders will be entered into the register of members on 2 May 2002.

The Company expects to despatch, by post, by 2 May 2002 definitive share certificates in respect of any Redeemable B Shares (where Ordinary Shares are held in certificated form) which have not been redeemed. The share certificates will not be renounceable.

Shareholders who hold their Ordinary Shares in uncertificated form and have not given instructions for redemption will have their CREST accounts credited with the Redeemable B Shares following Admission.

Temporary documents of title will not be issued and, pending despatch of definitive share certificates, transfers of Redeemable B Shares (where Ordinary Shares are held in certificated form) which have not been redeemed will be certified against the registers held by the Company's registrars. It is expected that cheques in respect of the proceeds of redemption of any Redeemable B Shares on 2 May 2002 will be despatched by post to Shareholders by 2 May 2002.

All certificates, cheques and other documents will be despatched to Shareholders at their risk. In the case of joint Shareholders, all documents will be posted to the registered address of the first named Shareholder on the Company's register of members at their risk.

5. Rights and restrictions attaching to Redeemable B Shares

The following is a summary of the rights and restrictions of the Redeemable B Shares as set out in the Company's Articles of Association:

(a) Income

(i) Out of the profits available for distribution, the holders of the Redeemable B Shares are entitled, in priority to any payment of dividend to the holders of Ordinary Shares, to be paid a non-cumulative preferential dividend ("the B preferential dividend") per share at such rate on the nominal value thereof (exclusive of any associated tax credit relating thereto or withholding tax deductible therefrom) as calculated in accordance with sub-paragraphs (ii) and (iii) below, such dividend to be paid half-yearly on 2 May and 2 November in each year or, if any such date is not a business day (as defined below), on the next day which is a business day (without any interest or payment in respect of such delay) (each a "Payment Date").

(ii) The rate per annum of the B preferential dividend is 75 per cent of the LIBOR for six month deposits in pounds sterling calculated as follows. Each six monthly period ending on 2 May or 2 November is called a "Calculation Period". The rate of the B preferential dividend for each Calculation Period is 37.5 per cent of the LIBOR per annum for six month deposits in pounds sterling which appears on the display designated as page 3750 on the Telerate Monitor (or such other page or service as may replace it for the purpose of displaying LIBOR of leading banks for pounds sterling deposits) at or about 11.00am (London time) on the first day of such Calculation Period.

(iii) If the offered rate so appearing is replaced by the corresponding rates of more than one bank, then sub-paragraph (ii) above shall be applied, with the LIBOR rate for the relevant calculation period being taken as the arithmetic mean (rounded upward, if necessary, to the nearest 1/16

per cent) of the rates (being at least two) which so appear, as determined by the Reference Agent (as defined below). If for any other reason such offered rates do not so appear, or if the relevant page is unavailable, the Company (or its Reference Agent) will request each of the banks whose offered rates would have been used for the purposes of the relevant page (as determined by the Reference Agent) through its principal London office (the "Reference Banks") to provide the Company (or such agent) with its offered quotation to leading banks for pounds sterling deposits for the Calculation Period concerned in London at or about 11.00am (London time) on the first day of such Calculation Period. The rate for such Calculation Period shall be the arithmetic mean (rounded upward, if necessary, to the nearest 1/16 per cent) of such quotations (or such of them, being at least two, as are so provided), as determined by the Reference Agent.

(iv) In this paragraph (a), the expression "business day" means a day upon which pounds sterling deposits may be dealt in on the London inter-bank market and commercial banks are generally open in London; "non-cumulative" in relation to the B preferential dividend means that the dividend payable on each Payment Date is payable out of the profits of the Company available for distribution in respect of the accounting reference period in which the Payment Date falls (including any reserves representing profits made in previous accounting periods) without any right in the case of deficiency to pay B preferential dividends out of profits made in subsequent periods; and "Reference Agent" means Cazenove or such other agent as the Company shall appoint from time to time.

(v) If Redeemable B Shares are issued on a day which is not a Payment Date, the B preferential dividend in respect of those Redeemable B Shares for that Calculation Period shall be reduced pro rata to the number of days remaining in that Calculation Period.

(vi) Payments of B preferential dividends shall be made to holders on the register of members of the Company on a date selected by the Directors being not less than 15 days nor more than 42 days (or, in default of selection by the Directors, the date falling 15 days) prior to the relevant Payment Date. The aggregate dividend due to each Redeemable B Shareholder will be rounded down to the nearest whole penny.

(vii) The holders of the Redeemable B Shares are not entitled to any further right of participation in the profits of the Company.

(viii) All B preferential dividends which are unclaimed for a period of 12 years from the date when the dividend became due for payment shall be forfeited and shall revert to the Company.

(b) *Capital*

On a return of capital on a winding-up, the holders of the Redeemable B Shares shall be entitled, in priority to any payment to the holders of any other class of shares, to the repayment of the nominal capital paid up or credited as paid up on the Redeemable B Shares held by them, together with a sum equal to the proportionate preferential dividend which would have been payable if the then current Calculation Period had commenced on the date following the preceding Payment Date and ended on the date of the return of capital. The aggregate amount due to each Redeemable B Shareholder on the return of capital on a winding-up will be rounded down to the nearest whole penny.

The holders of the Redeemable B Shares are not entitled to any further right of participation in the profits or assets of the Company. If on a return of capital the amounts available for payment are insufficient to cover in full the amounts payable on the Redeemable B Shares, the holders of such shares will share rateably as between themselves in the distribution of assets (if any) in proportion to the full preferential amounts to which they are entitled.

(c) *Voting and general meetings*

The holders of the Redeemable B Shares are not entitled in respect of their holdings of such shares to receive notice of any general meeting of the Company or to attend, speak or vote at any such general meeting except for any general meeting at which a resolution to wind up the Company is to be considered, in which case the holders of the Redeemable B Shares have the right to attend the general meeting and are entitled to speak and vote only on such resolution. Where the holders of Redeemable B Shares are entitled to vote at a general meeting of the Company upon any such

resolution being proposed at such general meeting, on a show of hands every holder of Redeemable B Shares who (being an individual) is present in person or (being a corporation) is present by representative or proxy will have one vote and on a poll every Redeemable B Shareholder present in person (or, being a corporation, by a representative) or by proxy will have one vote for every Redeemable B Share held by him.

(d) *Redemption*

The Company may at any time declare a redemption period during which Redeemable B Shareholders can elect to have their Redeemable B Shares redeemed at their 1 penny nominal value and on the terms and conditions announced by the Company at that time. Such terms and conditions may include a requirement that only Redeemable B Shares which have been in issue for a minimum period will qualify for redemption. On or after 27 April 2005, the Company shall have the option of redeeming any Redeemable B Shares still in issue at their 1 penny nominal value on any Payment Date.

In addition, if at any time the aggregate nominal value of the Redeemable B Shares in issue is less than 10 per cent of the aggregate nominal value of all Redeemable B Shares issued prior to that time, the Company may elect to redeem all of the Redeemable B Shares still in issue at their 1 penny nominal value on any Payment Date.

(e) *Purchase of Redeemable B Shares*

The Company will not require the sanction or the consent of the holders of the Redeemable B Shares for the purchase or redemption of shares of any class in the Company (including Ordinary Shares and/ or Redeemable B Shares).

(f) *Class rights*

The Company will be entitled from time to time to effect a reduction of its capital (other than the capital paid up on the Redeemable B Shares and subject to the provisions of the Companies Act) and to create, allot and issue further shares, whether ranking pari passu with, in priority to or deferred to the Redeemable B Shares, and such reduction of capital or creation, allotment or issue of any such further shares (whether or not ranking in any respect in priority to the Redeemable B Shares and whether or not the same confer on the holders voting rights more favourable than those conferred by the Redeemable B Shares) shall be deemed not to involve a variation of the rights attaching to the Redeemable B Shares for any purpose.

(g) *Transfers*

The Redeemable B Shares are transferable by instrument of transfer in usual or common form.

General

The comments below are intended as a general guide to certain aspects of the tax position under United Kingdom law and Inland Revenue practice as at 19 March 2002 of Shareholders who, unless express reference is made to non-United Kingdom residents, are resident or ordinarily resident in the United Kingdom for tax purposes and who hold their shares as investments and not as securities to be realised in the course of a trade. **Shareholders who are in any doubt as to their tax position or who are subject to tax in a jurisdiction other than the United Kingdom should consult their professional adviser.**

Redeemable B Shares

(a) *Issue of Redeemable B Shares*

The issue of Redeemable B Shares will not itself create any charge to United Kingdom income tax or United Kingdom taxation of chargeable gains.

For the purposes of United Kingdom taxation of chargeable gains, the issue of Redeemable B Shares to Shareholders will be treated as a reorganisation of the share capital of the Company. Accordingly:

(i) a Shareholder in receipt of Redeemable B Shares will not be treated as making a disposal of all or part of that Shareholder's existing holding of Ordinary Shares by reason of this issue;

(ii) the Redeemable B Shares will be treated as the same asset as, and as having been acquired at the same time as, the Shareholder's existing holding of Ordinary Shares. Accordingly the new combined holding of Redeemable B Shares and Ordinary Shares (together the "New Holding") will have the same aggregate base cost as the existing holding of shares in the Company immediately before this issue; and

(iii) on a subsequent disposal (including a redemption) of the whole or any part of the New Holding, the Shareholder's base cost in respect of the New Holding will be apportioned between the Ordinary Shares and the Redeemable B Shares to be issued by reference to their respective market values on the first day after issue on which market values or prices are quoted or published for both (or all) classes of shares, as derived from the Official List. If a Shareholder holds existing Redeemable B shares which were issued previously and have not yet been redeemed, the base cost of those shares is unaffected by the issue of the Redeemable B shares issued in accordance with this circular.

(b) *Redemption of Redeemable B Shares*

The payment by the Company of the nominal value of the Redeemable B Shares on their redemption will not constitute an income distribution for United Kingdom tax purposes. Accordingly:

(i) no part of the proceeds received by a Shareholder pursuant to the redemption will be an income receipt in that Shareholder's hands for United Kingdom tax purposes. Those proceeds will not carry any entitlement to a tax credit and, in the hands of a corporate Shareholder, will not constitute franked investment income; and

(ii) a Shareholder who disposes of the whole or part of that Shareholder's holding of Redeemable B Shares pursuant to the Redemption Offer may, depending on that Shareholder's circumstances, be charged to capital gains tax or (in the case of a company) corporation tax on the amount of any chargeable gain realised. In computing such gain, the base cost of the Redeemable B Shares is calculated in the manner described at (a)(iii) above.

Where the Shareholder is an individual:

(i) no tax will be payable on any gain realised on the redemption if the amount of the chargeable gain, when aggregated with any other chargeable gains realised by the Shareholder in the year of assessment in question, does not exceed the annual allowance of tax-free gains; and

(ii) if that Shareholder acquired his existing Ordinary Shares prior to 1 April 1998 the indexation allowance will be available in respect of that part of the base cost in the existing Ordinary

Shares (apportioned to the Redeemable B Shares in the manner described at (a)(iii) above) until the end of April 1998 (save to the extent that this creates or increases a capital loss). No indexation allowance will be available where an individual Shareholder acquired his existing Ordinary Shares after 31 March 1998. For periods after 5 April 1998 taper relief will apply so that the effective rate of capital gains tax on any gain on a redemption of Redeemable B Shares by an individual will be reduced the longer existing Ordinary Shares and then the Redeemable B Shares are held after 5 April 1998, up to a maximum of ten years.

(c) *Stamp duty and stamp duty reserve tax*

No stamp duty or stamp duty reserve tax arises on the issue or redemption of Redeemable B Shares.

(d) *Dividends*

The United Kingdom tax treatment of dividends paid on the Redeemable B Shares will be exactly the same as the tax treatment of dividends paid on Ordinary Shares.

Part IV Additional Information

1. Non-United Kingdom resident Shareholders

Shareholders who are not resident in the United Kingdom should consult their professional advisers to ascertain whether the effect of the Redemption Offer or subsequent disposal of Redeemable B Shares by them will be subject to any restrictions or require compliance with any formalities imposed by the laws or regulations of, or any body or authority located in, the jurisdiction in which they are resident or to which they are subject. In particular, it is the responsibility of any Shareholder not resident in the United Kingdom wishing to redeem Redeemable B Shares or otherwise dispose of any shares in the Company to satisfy himself fully as to observance of any government, exchange control or other consents which may be required or the compliance with other necessary formalities needing to be observed and the payment of any issue, transfer or other taxes or duties in such jurisdiction. The distribution of this document in certain jurisdictions may be restricted by law. Persons into whose possession this document comes should inform themselves about and observe any such restrictions. Neither this document nor any other document issued or to be issued by or on behalf of the Company in connection with the redemption of Redeemable B Shares constitutes an invitation or offer to redeem Redeemable B Shares in any jurisdiction in which such invitation or offer is unlawful.

In particular, but without prejudice to the generality of the foregoing, the Redeemable B Shares have not been and will not be registered under the US Securities Act of 1933, as amended or the state securities laws of any state of the United States and such shares may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of such laws.

2. Registrars

The registrars for the Redeemable B Shares will be Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA.

3. Consent

Cazenove has given, and has not withdrawn, its written consent to the issue of this document with the inclusion herein of its name in the form and context in which it appears.

4. Authorised share capital

The Company has an authorised share capital of £157,000,000.

5. General

All questions as to validity, form and eligibility in relation to the Redemption Form will be determined by the Company (which may delegate this power in whole or part to Lloyds TSB Registrars) and such determination shall be final and binding.

Any authority conferred by or agreed to by execution of the Redemption Form shall not be affected by, and any such authority shall survive, the death or incapacity of the Shareholder executing such form. All obligations of such Shareholder shall be binding upon the heirs, personal representatives, successors and assignees of such Shareholder.

Cazenove will be acting as a market maker in the Redeemable B Shares following Admission.

The Redeemable B Shares have not been and will not be marketed (i.e. issued to the public for cash through the London Stock Exchange). The Redeemable B Shares will be in registered form and may be settled through CREST. Future redemptions of Redeemable B Shares may take place via CREST. The existing Redeemable B Shares are listed on the Official List of the UK Listing Authority and are traded on the London Stock Exchange.

The expenses of, or in connection with, the issue of Redeemable B Shares which are payable by the Company are estimated to amount to approximately £0.06 million (excluding value added tax, if any).

Printed by **Burrups**, a St Ives Company B66428x/7636
London Paris Frankfurt Luxembourg New York Philadelphia Washington DC Hong Kong Tokyo

2

SCHEDULE 3A

APPLICATION FOR ADMISSION OF SECURITIES TO THE OFFICIAL LIST
(SHARES AND DEBT SECURITIES)

This form of application for admission of securities to the Official List should be suitably adapted for an issuer which is not a public limited company. Please note that admission to the Official List will be simultaneous with admission to trading on a Recognised Investment Exchange (RIE). You will need to complete a separate application form to apply for trading on the RIE.

To: UK Listing Authority ____________20__

Details of securities to be listed

ELEMENTIS PLC [insert name of issuer] ("the issuer") hereby applies for the securities detailed below to be admitted to the Official List of the UK Listing Authority subject to the listing rules of the UK Listing Authority.

Share capital			
Authorised		Denomination	Issued and paid up (inclusive of present issue)
12,500,000,000	in	1 PENNY	5,005,728,484
	in		
	in		
£			£

(Please include in brackets those shares listed under block listing procedures but not yet allotted)

Debt securities		
Nominal value	Redemption date	Coupon
£		

Please specify where the issuer is listed and the nature of the listing
Primary LONDON
Secondary

Please specify on which RIEs the issuer has applied to have its securities traded

Amounts and descriptions of securities for which application is now being made (include distinctive numbers if any)
431,575,581 REDEEMABLE B SHARES

Type of issue for which application is being made

Confirmation
We acknowledge our obligations under the listing rules and the legal implications of listing under the Financial Services and Markets Act 2000. Accordingly we confirm that:
(a) all the conditions for listing in the listing rules which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;
(b) all information required to be included in the listing particulars/prospectus* has been included therein, or, if the final version has not yet been submitted (or approved), will be included therein before it is so submitted; and
(c) all the documents and information required to be included in the application have been or will be supplied in accordance with the listing rules and all other requirements of the UK Listing Authority in respect of the application have been or will be complied with.
We undertake to comply with the listing rules from time to time of the UK Listing Authority so far as applicable to the issuer.
We undertake to lodge with you the declaration required pursuant to paragraph 7.8(i) of the listing rules of the UK Listing Authority in due course.

Signed P K Low
Director or secretary or other duly authorised officer for and on behalf of DIRECTOR & COMPANY SECRETARY
Name of issuer ELEMENTIS PLC

To be completed in all cases

Application to be heard on:	
Admission expected to be effective on:	2 MAY 2002

Name(s) of contact(s) at issuer regarding the Application D PRITCHARD

Form 1

APPLICATION FOR ADMISSION OF SECURITIES TO TRADING

This form of application should be submitted to Company Services, London Stock Exchange, Old Broad Street, London, EC2N 1HP, to arrive no later than **two business days** prior to the date on which the issuer is requesting consideration of the application for admission to trading.

If you require assistance, please call the Company Services Help Desk on **+44 (0)20 7797 1600**.

To: London Stock Exchange

1. Full name of issuer ELEMENTIS PLC

hereby applies for the following securities to be admitted to trading on the London Stock Exchange subject to the Admission & Disclosure Standards ("the Standards").

2. **Amount and full description of each class of security for the application is now being made:** Example: 30,000,000 ordinary shares of 20 pence each fully paid. Where securities are to be issued under an issuance programme, please give a description of the programme and the maximum amount of securities that may be admitted to trading at any one time.

431,575,581 REDEEMABLE B SHARES OF ONE PENNY

3. **Type of issue for which application is being made:** Example: Bonus, Rights, Placing, Open Offer, Block Listing Eurobond, MTN Programme

CAPITALISATION ISSUE

4. **Are the securities for which application is now made identical* in all respects**

   (a) with each other? **Yes/~~No~~**

   (b) with an existing class of security? **Yes/~~No~~**

   If you answered NO to either question how do the securities differ and when will they become identical?

5. **Definitive certificates (or where relevant definitive bearer securities) in respect of the securities for which application to trading is now sought <u>were/will</u> be issued on:**

   Date: 2ND MAY 2002

   Please indicate whether the certificates are in registered or bearer form:

   Registered/~~Bearer~~

***Note in relation to Question 4:**
'identical' means in this context:

(a) the securities are of the same nominal value with the same amount called or paid up;
(b) they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and
(c) they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.

Default place of settlement (system): CREST

Declaration

We acknowledge our obligations under the Standards. Accordingly we declare that:

(a) all the conditions for trading in the Standards which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all the documents and information required to be included in the application have been or will be supplied in accordance with the Standards and all other requirements of the Exchange in respect of the application have been or will be complied with; and

(c) (for new applicants only) the issuer is in compliance with the requirements of any securities regulator that regulates it and/or any stock exchange on which it has its securities traded.

We undertake to comply with the Standards as published by the London Stock Exchange from time to time.

Signed [signature] **Date**

Director or secretary or other duly authorised officer, for and on behalf of

Name of issuer ELEMENTIS PLC

Application to be considered on (date)

Dealings expected to commence on (date) 2ND MAY 2002

Contact at the issuer Ms KERIN WILLIAMS

Name: Ms KERIN WILLIAMS

Email address: –

Telephone number: ~~02~~ 01784 224374

Contact at nominated representative (if applicable)

Name: D. PRITCHARD

Email address: daniel.Pritchard@cazenove.com

Telephone number: 0207 825 9071

Please indicate whether you would like the above information to be added to the Exchange's mailing list in order to receive information on Exchange products, services and news. Yes/No



THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. When considering what action you should take, you are recommended to seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent professional adviser duly auth ... Financial Services and Markets Act 2000.

If you have sold or transferred, or ... shares of 5 pence each in Elementis plc, ple ... o the purchaser or transferee or to the ... vas or is effected for transmission to th ...

Cazenove & Co. Ltd, who are reg ... acting solely for Elementis plc in relati... Shares described in this document and no one else and will not ... ntis plc for providing the protections afforded to customers of Cazenove & Co. Ltd, ... dvice in relation to the proposed issue of and offer to redeem Redeemable B Shares.

Application has been made to the UK Listing Authority for the Redeemable B Shares to be admitted to the Official List. It is expected that Admission of the Redeemable B Shares will become effective and dealings in them will commence on 4 November 2002.


ELEMENTIS

Elementis plc

Issue of Redeemable B Shares

A letter from the Chairman of Elementis plc appears on pages 3 to 5 of this document.

To be valid, Redemption Forms must be returned to Lloyds TSB Registrars so as to be received no later than 5.00pm on Monday 28 October 2002.

If you have any queries in relation to the Redemption Form, you may call Lloyds TSB Registrars on 0800 169 6946 between 9.00am and 5.00pm on any business day. Lloyds TSB Registrars will not provide advice on the merits of the proposals set out in this document nor give any financial or taxation advice.

Contents Page

The definitions and abbreviations set out in "Definitions" apply throughout this document unless the context requires otherwise.

Timetable of principal events

Latest time and date for receipt of redemption forms (from certificated and uncertificated Shareholders) and/or completed share certificates	5.00pm on Monday 28 October 2002
Record date for entitlements to Redeemable B Shares	Monday 28 October 2002
Redeemable B Shares expected to be admitted to trading on the London Stock Exchange and dealings commence	8.00am on Monday 4 November 2002
Redeemable B Shares redeemed by the Company pursuant to Redemption Forms or share certificates validly completed and received by 28 October 2002	Monday 4 November 2002
Redeemable B Shares entered into CREST	Monday 4 November 2002
Despatch of share certificates in respect of the Redeemable B Shares	by Monday 4 November 2002
Despatch of cheques in respect of Redeemable B Shares redeemed	by Monday 4 November 2002

If any of the above times or dates should change, the revised times and/or dates will be notified to Shareholders by an announcement on the Regulatory News Service of the London Stock Exchange.


ELEMENTIS

Letter from the Chairman of Elementis plc

Elementis plc

Registered in England and Wales No. 3299608

Registered office:
Ash House
Fairfield Avenue
Staines
TW18 4ES, UK

27 September 2002

To Shareholders and, for information only, to holders of Loan Notes.

Dear Shareholder

Introduction

On 31 July 2002, Elementis announced its interim results and stated its decision to issue further Redeemable B Shares. This document gives you details of the issue and related redemption offer.

Background to the issue of Redeemable B Shares

At the Annual General Meeting on 28 April 2000, Shareholders conferred authority on the Board to issue Redeemable B Shares.

The Board is not proposing to pay an interim ordinary dividend. Instead, it will issue Redeemable B Shares to Shareholders on the Company's register of members on 28 October 2002, on the basis of 1.1 Redeemable B Shares for each Ordinary Share held. These will be paid up out of the Company's merger reserve. This is coupled with an offer to redeem these new shares for cash at their nominal value on 4 November 2002.

Summary details of the new Redeemable B Shares

The issue of the new Redeemable B Shares involves the following:

- there will be a capitalisation issue out of the Company's merger reserve of Redeemable B Shares which will be allotted to holders of Ordinary Shares on the basis of:

  1.1 Redeemable B Shares for every 1 Ordinary Share.

- based on the existing issued share capital as at the date of this document, this would lead to an issue of up to 474,733,140 Redeemable B Shares.
- the Redeemable B Shares will have a nominal value of 1 penny each, limited voting rights and will carry a non-cumulative preferential dividend at a rate of 75 per cent of six month LIBOR per annum. The B Preferential Dividend will be paid six months in arrears with the first dividend for this issue being payable in May 2003.
- holders of Redeemable B Shares may elect to have all or part of their holdings of Redeemable B Shares redeemed on 4 November 2002 at the nominal value of 1 penny per share by completing and returning the Redemption Form by 28 October 2002. The Board, at its discretion, would expect to make further redemption offers in the future so as to give any holders of Redeemable B Shares who do not have their Redeemable B Shares redeemed on 4 November 2002, the opportunity to have them redeemed at their nominal value subsequently.
- where the issue of Redeemable B Shares would result in Shareholders holding a fraction of a Redeemable B Share, this will be rounded up to the nearest whole Redeemable B Share.

Redemption offer in respect of existing Redeemable B Shares

A further offer is being made to holders of existing Redeemable B Shares to redeem these shares at their nominal value on 4 November 2002. Such holders should read the letter entitled 'Notice of a further redemption offer for the Elementis plc Redeemable B Shares' for details of the action which they should take if they wish to accept this offer.

Future payments to Shareholders

It is expected that future payments to Shareholders will be made either through the issue of further Redeemable B Shares or in the form of a cash dividend.

Employee Share Schemes

Redeemable B Shares will not be issued to option holders under the Employee Share Schemes and the rights of such option holders will not be affected by the issue and redemption of the Redeemable B Shares.

PEPs and ISAs

The Redeemable B Shares should be qualifying investments for the purposes of the relevant PEP and ISA regulations.

Loan Note holders

The issue of the Redeemable B Shares will not affect holders of Loan Notes. This document is sent to such holders for information purposes only.

United Kingdom taxation

A guide to the general tax position of United Kingdom Shareholders as at the date of this document is set out in Part II of this document.

In summary, the proceeds from the redemption of the Redeemable B Shares will generally be treated in the hands of a Shareholder as proceeds of a disposal for the purposes of UK taxation of chargeable gains.

Shareholders who are in any doubt as to their tax position or who are subject to tax in a jurisdiction other than the United Kingdom should consult their professional adviser.

Additional information

Your attention is drawn to the additional information contained in the rest of this document.

Action to be taken

Shareholders who hold their Ordinary Shares in certificated form (i.e. not in CREST) or in uncertificated form (i.e. in CREST) and who wish to have their Redeemable B Shares redeemed by 4 November 2002 and their redemption cheques posted to them should **complete and return the enclosed Redemption Form so as to be received by the Company's registrars, Lloyds TSB Registrars, no later than 5.00pm on 28 October 2002. Shareholders who do so will have their names entered in the register of Redeemable B Shareholders but no share certificates will be despatched to them.**

Shareholders who do not wish to have their Redeemable B Shares redeemed need take no action. After 4 November 2002, Shareholders will only have an opportunity to redeem their Redeemable B Shares if the Board decides at its discretion to make a redemption offer. Any such offer would be announced by the Company.

Shareholders who receive more than one copy of this document and the Redemption Form and who wish to redeem all of their Redeemable B Shares should either complete and return all of the Redemption Forms which they have received or contact Lloyds TSB Registrars as described in Part I, section 2 of this document for advice.

Recommendation

Your Board, which has received financial advice from Cazenove, considers the issue of Redeemable B Shares and the making of the related redemption offer to be in the best interests of the Company and Shareholders as a whole. In providing advice to the Directors, Cazenove has placed reliance upon the Directors' commercial assessment of the proposals.

The Directors intend to accept the redemption offer for all the Redeemable B Shares received in respect of their own beneficial holdings totalling 399,368 Ordinary Shares.

Yours faithfully

Jonathan Fry
Chairman

Part I Details of Redeemable B Shares and the Redemption Offer

1 Allotment of Redeemable B Shares and Admission

The Board will capitalise the sum of up to £4.8 million standing to the credit of the Company's merger reserve and will apply this sum in paying up in full such number of Redeemable B Shares as is equal to 1.1 times the number of Ordinary Shares in issue on the Record Date. The Redeemable B Shares will be allotted to Shareholders on the Company's register of members on the Record Date on the basis of 1.1 Redeemable B Shares for every Ordinary Share then held. No Redeemable B Shares will be marketed or made available in whole or part to the public. The capitalisation of reserves and the allotment of the Redeemable B Shares will be effected pursuant to the authorities given at the Annual General Meeting of the Company held on 28 April 2000.

If holders of options to subscribe for shares in the Company which are exercisable prior to the Record Date under the Employee Share Schemes elect to exercise all such options prior to that date, then the amount that would be capitalised could be increased by up to £8,630 which would be applied in paying up in full up to 862,964 Redeemable B Shares.

The Redeemable B Shares will carry a non-cumulative preferential dividend of 75 per cent of the LIBOR for six month deposits in pounds sterling per annum (exclusive of withholding tax deductible therefrom). B Preferential Dividends on the Redeemable B Shares will be paid six monthly in arrears on 2 May and 2 November in each year (or, if such date is not a business day, on the next business day). The next B Preferential Dividend will be paid on 2 May 2003 in respect of the dividend calculation period commencing on 2 November 2002. The Redeemable B Shares will carry limited voting rights and do not rank pari passu with the existing Ordinary Shares. The new Redeemable B Shares will however rank pari passu with the existing Redeemable B Shares.

Application has been made for the Redeemable B Shares to be admitted to the Official List and dealings are expected to commence on 4 November 2002. Elementis has applied for the Redeemable B Shares to be admitted to CREST with effect from Admission. Accordingly, settlement of market transactions may take place within the CREST system.

2 Redemption

As described more fully in section 5 below the Redeemable B Shares are redeemable at their nominal value of 1 penny each as follows:

- at a Shareholder's option on 4 November 2002 or during any other period when the Company declares that Shareholders can elect to have their Redeemable B Shares redeemed;
- at the Company's option at any time if more than 90 per cent of the Redeemable B Shares in issue have then been redeemed; and
- at the Company's option on or after 27 April 2005.

All Redeemable B Shares which are redeemed will be cancelled and will not be reissued.

Subject to listing of the Redeemable B Shares on the Official List, the Company will offer to redeem the Redeemable B Shares on 4 November 2002. A Redemption Form is enclosed for use by Shareholders who hold their Redeemable B Shares in either certificated or uncertificated form. If this form is validly completed and returned to the Company's registrars, Lloyds TSB Registrars, by 5.00pm on 28 October 2002, Shareholders will be entitled to have all or part of their holdings of Redeemable B Shares redeemed on 4 November 2002. Cheques in respect of such redemptions will be sent out by 4 November 2002. No share certificates will be issued in respect of such Redeemable B Shares.

Redemption Forms will not be valid if returned after 5.00pm on 28 October 2002. Shareholders who do not return a Redemption Form to be received by Lloyds TSB Registrars by 5.00pm on 28 October 2002 will be sent a Redeemable B Share certificate (or have their CREST accounts credited (as appropriate)) in respect of their Redeemable B Shares by 4 November 2002.

The Company reserves the right at its sole discretion to reject any Redemption Forms if redemption pursuant to them would be illegal. Redemption Forms are sent to the Company's registrars at the Shareholders' risk.

Shareholders who do not wish to redeem their Redeemable B Shares need take no action.

Shareholders who wish to redeem part but not all of their holdings of Redeemable B Shares should telephone Lloyds TSB Registrars on 0800 169 6946 between 9.00am and 5.00pm on any business day for instructions.

Any further redemption offers for Redeemable B Shares will be made from time to time by announcement through the Regulatory News Service of the London Stock Exchange and the Company will send a letter to Redeemable B Shareholders advising them of any such redemption offers.

3 Non-United Kingdom resident Shareholders

The attention of non-United Kingdom resident Shareholders is drawn to the additional information set out in paragraph 1 of Part III of this document.

4 Dealings and despatch of documents

The issue of Redeemable B Shares will be made by reference to holdings of Ordinary Shares on the Company's register of members as at the Record Date, being 28 October 2002. The names of all qualifying Redeemable B Shareholders will be entered into the register of members on 4 November 2002.

The Company expects to despatch, by post, by 4 November 2002 definitive share certificates in respect of any Redeemable B Shares (where Ordinary Shares are held in certificated form) which have not been redeemed. The share certificates will not be renounceable.

Shareholders who hold their Ordinary Shares in uncertificated form and have not given instructions for redemption will have their CREST accounts credited with the Redeemable B Shares following Admission.

Temporary documents of title will not be issued and, pending despatch of definitive share certificates, transfers of Redeemable B Shares (where Ordinary Shares are held in certificated form) which have not been redeemed will be certified against the register held by the Company's registrars. It is expected that cheques in respect of the proceeds of redemption of any Redeemable B Shares on 4 November 2002 will be despatched by post to Shareholders by 4 November 2002.

All certificates, cheques and other documents will be despatched to Shareholders at their risk. In the case of joint Shareholders, all documents will be posted to the registered address of the first named Shareholder on the Company's register of members at their risk.

5 Rights and restrictions attaching to Redeemable B Shares

The following is a summary of the rights and restrictions of the Redeemable B Shares as set out in the Company's Articles of Association:

(a) *Income*

(i) Out of the profits available for distribution, the holders of the Redeemable B Shares are entitled, in priority to any payment of dividend to the holders of Ordinary Shares, to be paid a non-cumulative preferential dividend ("the B Preferential Dividend") per share at such rate on the nominal value thereof (exclusive of any associated tax credit relating thereto or withholding tax deductible therefrom) as calculated in accordance with sub-paragraphs (ii) and (iii) below, such dividend to be paid half-yearly on 2 May and 2 November in each year or, if any such date is not a business day (as defined below), on the next day which is a business day (without any interest or payment in respect of such delay) (each a "Payment Date").

(ii) The rate per annum of the B Preferential Dividend is 75 per cent of the LIBOR for six month deposits in pounds sterling calculated as follows. Each six monthly period ending on 2 May or 2 November is called a "Calculation Period". The rate of the B Preferential Dividend for each Calculation Period is 37.5 per cent of the LIBOR per annum for six month deposits in pounds sterling which appears on the display designated as page 3750 on the Telerate Monitor (or such other page or service as may replace it for the purpose of displaying LIBOR of leading banks for pounds sterling deposits) at or about 11.00am (London time) on the first day of such Calculation Period.

(iii) If the offered rate so appearing is replaced by the corresponding rates of more than one bank, then sub-paragraph (ii) above shall be applied, with the LIBOR rate for the relevant calculation period being taken as the arithmetic mean (rounded upward, if necessary, to the nearest $\frac{1}{16}$ per cent) of the rates (being at least two) which so appear, as determined by the Reference Agent (as defined below). If for any other reason such offered rates do not so appear, or if the relevant page is unavailable, the Company (or its Reference Agent) will request each of the banks whose offered rates would have been used for the purposes of the relevant page (as determined by the Reference Agent) through its principal London office (the "Reference Banks") to provide the Company (or such agent) with its offered quotation to leading banks for pounds sterling deposits for the Calculation Period concerned in London at or about 11.00am (London time) on the first day of such Calculation Period. The rate for such Calculation Period shall be the arithmetic mean (rounded upward, if necessary, to the nearest $\frac{1}{16}$ per cent) of such quotations (or such of them, being at least two, as are so provided), as determined by the Reference Agent.

(iv) In this paragraph (a), the expression "business day" means a day upon which pounds sterling deposits may be dealt in on the London inter-bank market and commercial banks are generally open in London; "non-cumulative" in relation to the B Preferential Dividend means that the dividend payable on each Payment Date is payable out of the profits of the Company available for distribution in respect of the accounting reference period in which the Payment Date falls (including any reserves representing profits made in previous accounting periods) without any right in the case of deficiency to pay B Preferential Dividends out of profits made in subsequent periods; and "Reference Agent" means Cazenove & Co. Ltd or such other agent as the Company shall appoint from time to time.

(v) If Redeemable B Shares are issued on a day which is not a Payment Date, the B Preferential Dividend in respect of those Redeemable B Shares for that Calculation Period shall be reduced pro rata to the number of days remaining in that Calculation Period.

(vi) Payments of B Preferential Dividends shall be made to holders on the register of members of the Company on a date selected by the Directors being not less than 15 days nor more than 42 days (or, in default of selection by the Directors, the date falling 15 days) prior to the relevant Payment Date. The aggregate dividend due to each Redeemable B Shareholder will be rounded down to the nearest whole penny.

(vii) The holders of the Redeemable B Shares are not entitled to any further right of participation in the profits of the Company.

(viii) All B Preferential Dividends which are unclaimed for a period of 12 years from the date when the dividend became due for payment shall be forfeited and shall revert to the Company.

(b) *Capital*

On a return of capital on a winding-up, the holders of the Redeemable B Shares shall be entitled, in priority to any payment to the holders of any other class of shares, to the repayment of the nominal capital paid up or credited as paid up on the Redeemable B Shares held by them, together with a sum equal to the proportionate B Preferential Dividend which would have been payable if the then current Calculation Period had commenced on the date following the preceding Payment Date and ended on the date of the return of capital. The aggregate amount due to each Redeemable B Shareholder on the return of capital on a winding-up will be rounded down to the nearest whole penny.

The holders of the Redeemable B Shares are not entitled to any further right of participation in the profits or assets of the Company. If on a return of capital the amounts available for payment are insufficient to cover in full the amounts payable on the Redeemable B Shares, the holders of such shares will share rateably in the distribution of assets (if any) in proportion to the full preferential amounts to which they are entitled.

(c) *Voting and general meetings*

The holders of the Redeemable B Shares are not entitled in respect of their holdings of such shares to receive notice of any general meeting of the Company or to attend, speak or vote at any such general

meeting except any general meeting at which a resolution to wind up the Company is to be considered in which case the holders of the Redeemable B Shares have the right to attend the general meeting and are entitled to speak and vote only on such resolution. Where the holders of Redeemable B Shares are entitled to vote at a general meeting of the Company upon any such resolution being proposed at such general meeting, on a show of hands every holder of Redeemable B Shares who (being an individual) is present in person or (being a corporation) is present by representative or proxy will have one vote and on a poll every Redeemable B Shareholder present in person (or, being a corporation, by a representative) or by proxy will have one vote for every Redeemable B Share held by him.

(d) *Redemption*

The Company may at any time declare a redemption period during which Redeemable B Shareholders can elect to have their Redeemable B Shares redeemed at their 1 penny nominal value and on the terms and conditions announced by the Company at that time. Such terms and conditions may include a requirement that only Redeemable B Shares which have been in issue for a minimum period will qualify for redemption. On or after 27 April 2005, the Company shall have the option of redeeming any Redeemable B Shares still in issue at their 1 penny nominal value on any Payment Date.

In addition, if at any time the aggregate nominal value of the Redeemable B Shares in issue is less than 10 per cent of the aggregate nominal value of all Redeemable B Shares issued prior to that time, the Company may elect to redeem all of the Redeemable B Shares still in issue at their 1 penny nominal value on any Payment Date.

(e) *Purchase of Redeemable B Shares*

The Company will not require the sanction or the consent of the holders of the Redeemable B Shares for the purchase or redemption of shares of any class in the Company (including Ordinary Shares and/ or Redeemable B Shares).

(f) *Class rights*

The Company will be entitled from time to time to effect a reduction of its capital (other than the capital paid up on the Redeemable B Shares and subject to the provisions of the Companies Act) and to create, allot and issue further shares, whether ranking pari passu with, in priority to or deferred to the Redeemable B Shares, and such reduction of capital or creation, allotment or issue of any such further shares (whether or not ranking in any respect in priority to the Redeemable B Shares and whether or not the same confer on the holders voting rights more favourable than those conferred by the Redeemable B Shares) shall be deemed not to involve a variation of the rights attaching to the Redeemable B Shares for any purpose.

(g) *Transfers*

The Redeemable B Shares are transferable by instrument of transfer in usual or common form.

General

The comments below are intended as a general guide to certain aspects of the tax position under United Kingdom law and Inland Revenue practice as at 27 September 2002 of Shareholders who, unless express reference is made to non-United Kingdom residents, are resident or ordinarily resident in the United Kingdom for tax purposes and who hold their shares as investments and not as securities to be realised in the course of a trade. **Shareholders who are in any doubt as to their tax position or who are subject to tax in a jurisdiction other than the United Kingdom should consult their professional adviser.**

Redeemable B Shares

(a) *Issue of Redeemable B Shares*

The issue of Redeemable B Shares will not itself create any charge to United Kingdom income tax or United Kingdom taxation of chargeable gains.

For the purposes of United Kingdom taxation of chargeable gains, the issue of Redeemable B Shares to Shareholders will be treated as a reorganisation of the share capital of the Company. Accordingly:

(i) a Shareholder in receipt of Redeemable B Shares will not be treated as making a disposal of all or part of that Shareholder's existing holding of Ordinary Shares by reason of this issue;

(ii) the Redeemable B Shares will be treated as the same asset as, and as having been acquired at the same time as, the Shareholder's existing holding of Ordinary Shares. Accordingly the new combined holding of Redeemable B Shares and Ordinary Shares (together the "New Holding") will have the same aggregate base cost as the existing holding of shares in the Company immediately before this issue; and

(iii) on a subsequent disposal (including a redemption) of the whole or any part of the New Holding, the Shareholder's base cost in respect of the New Holding will be apportioned between the Ordinary Shares and the Redeemable B Shares to be issued by reference to their respective market values on the first day after issue on which market values or prices are quoted or published for both (or all) classes of shares, as derived from the Official List. If a Shareholder holds existing Redeemable B shares which were issued previously and have not yet been redeemed, the base cost of those shares is unaffected by the issue of the Redeemable B shares issued in accordance with this circular.

(b) *Redemption of Redeemable B Shares*

The payment by the Company of the nominal value of the Redeemable B Shares on their redemption will not constitute an income distribution for United Kingdom tax purposes. Accordingly:

(i) no part of the proceeds received by a Shareholder pursuant to the redemption will be an income receipt in that Shareholder's hands for United Kingdom tax purposes. Those proceeds will not carry any entitlement to a tax credit and, in the hands of a corporate Shareholder, will not constitute franked investment income; and

(ii) a Shareholder who disposes of the whole or part of that Shareholder's holding of Redeemable B Shares pursuant to the Redemption Offer may, depending on that Shareholder's circumstances, be charged to capital gains tax or (in the case of a company) corporation tax on the amount of any chargeable gain realised. In computing such gain, the base cost of the Redeemable B Shares is calculated in the manner described at (a)(iii) above.

Where the Shareholder is an individual:

(i) no tax will be payable on any gain realised on the redemption if the amount of the chargeable gain, when aggregated with any other chargeable gains realised by the Shareholder in the year of assessment in question, does not exceed the annual allowance of tax-free gains; and

(ii) if that Shareholder acquired his existing Ordinary Shares prior to 1 April 1998 the indexation allowance will be available in respect of that part of the base cost in the existing Ordinary

Shares (apportioned to the Redeemable B Shares in the manner described at (a)(iii) above) until the end of April 1998 (save to the extent that this creates or increases a capital loss). No indexation allowance will be available where an individual Shareholder acquired his existing Ordinary Shares after 31 March 1998. For periods after 5 April 1998 taper relief will apply so that the effective rate of capital gains tax on any gain on a redemption of Redeemable B Shares by an individual will be reduced the longer existing Ordinary Shares and then the Redeemable B Shares are held after 5 April 1998, up to a maximum of ten years.

(c) *Stamp duty and stamp duty reserve tax*

No stamp duty or stamp duty reserve tax arises on the issue or redemption of Redeemable B Shares.

(d) *Dividends*

The United Kingdom tax treatment of dividends paid on the Redeemable B Shares will be exactly the same as the tax treatment of dividends paid on Ordinary Shares.

Part III Additional Information

1 Non-United Kingdom resident Shareholders

Shareholders who are not resident in the United Kingdom should consult their professional advisers to ascertain whether the effect of the Redemption Offer or subsequent disposal of Redeemable B Shares by them will be subject to any restrictions or require compliance with any formalities imposed by the laws or regulations of, or any body or authority located in, the jurisdiction in which they are resident or to which they are subject. In particular, it is the responsibility of any Shareholder not resident in the United Kingdom wishing to redeem Redeemable B Shares or otherwise dispose of any shares in the Company to satisfy himself fully as to observance of any government, exchange control or other consents which may be required or the compliance with other necessary formalities needing to be observed and the payment of any issue, transfer or other taxes or duties in such jurisdiction. The distribution of this document in certain jurisdictions may be restricted by law. Persons into whose possession this document comes should inform themselves about and observe any such restrictions. Neither this document nor any other document issued or to be issued by or on behalf of the Company in connection with the redemption of Redeemable B Shares constitutes an invitation or offer to redeem Redeemable B Shares in any jurisdiction in which such invitation or offer is unlawful.

In particular, but without prejudice to the generality of the foregoing, the Redeemable B Shares have not been and will not be registered under the US Securities Act of 1933, as amended or the state securities laws of any state of the United States and such shares may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of such laws.

2 Registrars

The registrars for the Redeemable B Shares will be Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA.

3 Consent

Cazenove has given, and has not withdrawn, its written consent to the issue of this document with the inclusion herein of its name in the form and context in which it appears.

4 Authorised share capital

The Company has an authorised share capital of £157,000,000.

5 General

All questions as to validity, form and eligibility in relation to the Redemption Form will be determined by the Company (which may delegate this power in whole or part to Lloyds TSB Registrars) and such determination shall be final and binding.

No authority conferred by or agreed to by execution of the Redemption Form shall be affected by, and any such authority shall survive, the death or incapacity of the Shareholder executing such form. All obligations of such Shareholder shall be binding upon the heirs, personal representatives, successors and assignees of such Shareholder.

Cazenove will be acting as a market maker in the Redeemable B Shares following Admission.

The Redeemable B Shares have not been and will not be marketed (i.e. issued to the public for cash through the London Stock Exchange). The Redeemable B Shares will be in registered form and may be settled through CREST. Future redemptions of Redeemable B Shares may take place via CREST. The existing Redeemable B Shares are listed on the Official List of the UK Listing Authority and are traded on the London Stock Exchange.

The expenses of, or in connection with, the issue of Redeemable B Shares which are payable by the Company are estimated to amount to approximately £0.06 million (excluding value added tax, if any).

Definitions

The following terms apply throughout this document unless the context otherwise requires.

"ACT"	advance corporation tax
"Admission"	the admission of the Redeemable B Shares to the Official List and the admission of those shares to trading on the London Stock Exchange becoming effective
"B Preferential Dividend"	non-cumulative preferential dividend paid to holders of the Redeemable B Shares
"Board" or "Directors"	the Directors of Elementis plc as at the date of this document
"business day"	a day upon which pounds sterling deposits may be dealt in on the London inter-bank market and commercial banks are generally open in London
"Calculation Period"	each six monthly period ending on 2 May or 2 November by reference to which the B Preferential Dividend is calculated
"Cazenove"	Cazenove & Co. Ltd
"Companies Act"	the Companies Act 1985 (as amended)
"Company" and "Elementis"	Elementis plc
"CREST"	the relevant system (as defined in the Uncertificated Securities Regulation 1995) in respect of which CRESTCo Limited is the operator
"Employee Share Schemes"	the Harrisons & Crosfield Group Share Option Scheme 1987, Harrisons & Crosfield Savings Related Share Option Scheme 1989, Elementis Performance Share Plan, Elementis Unapproved Discretionary Share Option Plan 1998, Elementis Approved Discretionary Share Option Plan 1998 and the Elementis Savings-Related Share Option Scheme 1998
"Existing Redeemable B Shares"	the Redeemable B Shares of 1 penny each in the capital of the Company which were issued on 2 May 2000 and/or 2 November 2000 and/or 2 May 2001 and/or 2 November 2001 and/or 2 May 2002 and which remain outstanding
"Group"	the Company and its subsidiary undertakings
"LIBOR"	London inter-bank offered rate
"Loan Notes"	the floating rate unsecured loan notes of 56 pence nominal value each of the Company
"London Stock Exchange"	London Stock Exchange plc
"Official List"	the *Official List maintained by the UK Listing Authority of securities* admitted to listing
"Ordinary Shares"	an ordinary share of 5 pence in the share capital of the Company
"Payment Date"	2 May and 2 November in each year or, if any such day is not a business day, on the next business day
"Record Date"	the record date for the proposed bonus issue of Redeemable B Shares, being the close of business on 28 October 2002

"Redeemable B Shares"	the redeemable B shares of 1 penny each in the capital of the Company proposed to be issued on the terms set out in this document
"Redeemable B Shareholder"	a holder of Redeemable B Shares
"Redemption Form"	the form accompanying this document for acceptance of the Redemption Offer
"Redemption Offer"	the offer by the Company to redeem Redeemable B Shares on 4 November 2002 on the terms and conditions set out in this document
"Reference Agent"	Cazenove or such other agent as the Company shall appoint from time to time
"Shareholder"	a holder of Ordinary Shares
"UK Listing Authority"	the Financial Services Authority as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000
"US"	the United States of America and its territories and possessions and any state of the United States of America and the District of Columbia

Printed by **St Ives Burrups** B683749/9062
London Paris Frankfurt Luxembourg New York Philadelphia Washington DC Hong Kong Tokyo

SCHEDULE 3A

APPLICATION FOR ADMISSION OF SECURITIES TO THE OFFICIAL LIST
(SHARES AND DEBT SECURITIES)

This form of application for admission of securities to the Official List should be suitably adapted for an issuer which is not a public limited company. Please note that admission to the Official List will be simultaneous with admission to trading on a Recognised Investment Exchange (RIE). You will need to complete a separate application form to apply for trading on the RIE.

To: UK Listing Authority 29.10 2002

Details of securities to be listed

ELEMENTIS PLC [insert name of issuer] ("the issuer") hereby applies for the securities detailed below to be admitted to the Official List of the UK Listing Authority subject to the listing rules of the UK Listing Authority.

Share capital			
Authorised		Denomination	Issued and paid up (inclusive of present issue)
12,500,000,000	in	1 PENNY	5,480,470,812
	in		
	in		
£			£

(Please include in brackets those shares listed under block listing procedures but not yet allotted)

Debt securities		
Nominal value	Redemption date	Coupon
£		

Please specify where the issuer is listed and the nature of the listing	
Primary	LONDON
Secondary	—

If the securities are not identical, but will so become in the future, definitive certificates issued before that date must be enfaced with a note to this effect.

Default place of settlement (system): CREST

Declaration

We acknowledge our obligations under the Standards. Accordingly we declare that:

(a) all the conditions for trading in the Standards which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all the documents and information required to be included in the application have been or will be supplied in accordance with the Standards and all other requirements of the Exchange in respect of the application have been or will be complied with; and

(c) (for new applicants only) the issuer is in compliance with the requirements of any securities regulator that regulates it and/or any stock exchange on which it has its securities traded.

We undertake to comply with the Standards as published by the London Stock Exchange from time to time.

Signed: X [signature] X **Date:** X X

Director or secretary or other duly authorised officer, for and on behalf of

Name issuer ELEMENTIS PLC

Application to be considered on (date):

Dealings expected to commence on (date): 4TH NOVEMBER 2002

Contact at the issuer: ALISON WHITE

Name: ALISON WHITE

Email address: alison.white@elementis-uk.com

Telephone number: 01784 224374

Contact at nominated representative (if applicable):

Name: RAKESH SHARMA

Email address: rakesh.sharma@cazenove.com

Telephone number: 0207 825 9330

Please indicate whether you would like the above information to be added to the Exchange's mailing list in order to receive information on Exchange products, services and news. YES/NO

Please confirm that the issuer of these securities belongs in the United Kingdom (UK) for the purposes of UK Value Added Tax (VAT), based upon the issuer's place of incorporation and business establishment being the UK. YES/~~NO~~

Please ensure all sections of this form have been completed before submitting

Form 1

APPLICATION FOR ADMISSION OF SECURITIES TO TRADING

This form of application should be submitted to Securities Management, London Stock Exchange, Old Broad Street, London EC2N 1HP, to arrive no later than 2 business days prior to the consideration of the application for admission to trading.

If you require assistance, please call Securities Management on +44 (0) 20 7797 1579.

To: London Stock Exchange

1. **Full name of issuer:** ELEMENTIS PLC

hereby applies for the following securities to be admitted to trading on the London Stock Exchange subject to the Admission & Disclosure Standards ("the Standards").

2. **Amount and full description of each class of security for which application is now being made:** *Example: 30,000,000 ordinary shares of 20 pence each fully paid. Where the securities are be issued under an issuance programme, please give a description of the programme and the maximum amount of securities that may be admitted to trading at any one time.*

474,742,328 REDEEMABLE B SHARES OF ONE PENNY

3. **Type of issue for which application is being made:** Example: Bonus, Rights, Placing, Open Offer, Block listing, Eurobond, MTN Programme, Warrants

CAPITALISATION ISSUE

4. **Are the securities for which application is now made identical* in all respects**

(a) **with each other?** YES

(b) **with an existing class of security?** YES

If you answered NO to either question how do the securities differ and when will they become identical?

N/A

5. **Definitive certificates (or where relevant definitive bearer securities) in respect of the securities for which application to trading is now sought were/will be issued on:**

Date: 4TH NOVEMBER 2002

Please indicate whether the certificates are in registered or bearer form: REGISTERED

Note in relation to Question 4:

**identical means in this context:*

(a) the securities are of the same nominal value with the same amount called or paid up;
(b) they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and
(c) they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.

Please specify on which RIEs the issuer has applied to have its securities traded
Amounts and descriptions of securities for which application is now being made (include distinctive numbers if any)
474,742,328 REDEEMABLE B SHARES

Type of issue for which application is being made
CAPITALISATION ISSUE

Confirmation

We acknowledge our obligations under the listing rules and the legal implications of listing under the Financial Services and Markets Act 2000. Accordingly we confirm that:

(a) all the conditions for listing in the listing rules which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all information required to be included in the listing particulars/prospectus* has been included therein, or, if the final version has not yet been submitted (or approved), will be included therein before it is so submitted; and

(c) all the documents and information required to be included in the application have been or will be supplied in accordance with the listing rules and all other requirements of the UK Listing Authority in respect of the application have been or will be complied with.

We undertake to comply with the listing rules from time to time of the UK Listing Authority so far as applicable to the issuer.

We undertake to lodge with you the declaration required pursuant to paragraph 7.8(i) of the listing rules of the UK Listing Authority in due course.

Signed	P A Clowes
Director or secretary or other duly authorised officer for and on behalf of	DIRECTOR AND COMPANY SECRETARY
Name of issuer	ELEMENTIS PLC

To be completed in all cases

Application to be heard on:	
Admission expected to be effective on:	4TH NOVEMBER 2002

Name(s) of contact(s) at issuer regarding the Application	RAKESH SHARMA (CAZENOVE)
Telephone number:	0207 825 9330



THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDI[illegible] N. When considering what action you should take [illegible] financial advice from your stockb[illegible] [illegible]pendent professional adviser duly [illegible]00.

If you have sold or transferre[illegible] shares of 5 pence each in Elementis p[illegible] [illegible]s to the purchaser or transferee or to th[illegible] [illegible]er was or is effected for transmission to

Application has been mad[illegible] [illegible] Authority for the Redeemable B Shares to be admitted to the Official List. It is expected that admission of the Redeemable B Shares will become effective and dealings in them will commence on 2 May 2003.

ELEMENTIS

Elementis plc

Proposed New Executive Share Option Scheme

Amendment to the Savings Related Share Option Scheme

Issue of Redeemable B Shares

Details of special business to be conducted at Annual General Meeting

Notice of Annual General Meeting

A letter from the Chairman of Elementis plc appears on page 3 of this document.

Notice of the forthcoming Annual General Meeting is set out on pages 20 and 21 of this document.

A timetable of principal events is set out on page 2 of this document. Key times and dates are:

(a) **11.00am on Tuesday 22 April 2003** which is the latest time and date for receipt of Forms of Proxy for use at the Annual General Meeting by Lloyds TSB Registrars at The Causeway, Worthing, West Sussex BN99 8ZP;

(b) **11.00am on Thursday 24 April 2003** when the Annual General Meeting of Elementis plc will be held at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED;

(c) **5.00pm on Monday 28 April 2003** which is the latest time and date for receipt of Redemption Forms by Lloyds TSB Registrars at the address indicated above.

If you have any queries in relation to the Redemption Form, you may call Lloyds TSB Registrars on 0870 600 3966 between 9.00am and 5.00pm on any business day. Lloyds TSB Registrars will not provide advice on the merits of the proposals set out in this document or give any financial or taxation advice.

Contents

The definitions and abbreviations set out in "Definitions" apply throughout this document unless the context requires otherwise.

Timetable of principal events

Latest time and date for receipt of Proxy Forms in respect of the Annual General Meeting	11.00am on Tuesday 22 April 2003
Latest date for requesting Partial Redemption Forms from the Registrars, Lloyds TSB Registrars	Tuesday 22 April 2003
Annual General Meeting	11.00am on Thursday 24 April 2003
Latest time and date for receipt of Redemption Forms (from certificated and uncertificated Shareholders) and/or completed share certificates	5.00pm on Monday 28 April 2003
Record date for entitlements to Redeemable B Shares	Monday 28 April 2003
Redeemable B Shares expected to be admitted to trading on the London Stock Exchange and dealings commence	8.00am on Friday 2 May 2003
Redeemable B Shares redeemed by the Company pursuant to Redemption Forms or share certificates validly completed and received by 28 April 2003	Friday 2 May 2003
Redeemable B Shares entered into CREST	Friday 2 May 2003
Despatch of share certificates in respect of the Redeemable B Shares	by Friday 2 May 2003
Despatch of cheques in respect of Redeemable B Shares redeemed	by Friday 2 May 2003

If any of the above times or dates should change, the revised times and/or dates will be notified to Shareholders by an announcement on the Regulatory News Service of the London Stock Exchange.



Letter from the Chairman of Elementis plc

Elementis plc

Registered in England and Wales No. 3299608

Registered office:
Ash House
Fairfield Avenue
Staines
TW18 4ES, UK

18 March 2003

To Shareholders and, for information only, to holders of Loan Notes.

Dear Shareholder

Introduction

This letter provides you with details of the business to be conducted at the Annual General Meeting of the Company to be held on 24 April 2003. The Notice convening the Annual General Meeting is set out on pages 20 and 21. Included within the items of special business to be conducted at the Annual General Meeting is a proposal to introduce a new executive share option scheme and an amendment to the Elementis plc Savings Related Share Option Scheme (1998). This letter also includes details of the forthcoming further issue of Redeemable B Shares and the related Redemption Offer.

New Executive Share Option Scheme

The Company currently operates two executive share option schemes, the 1998 Approved and Unapproved Discretionary Share Option Plans (the "**1998 Plans**") and the Performance Share Plan (the "**PSP**"). In the light of changes to guidelines issued by institutional investors and developments in market practice since the 1998 Plans and the PSP were established, the Company is proposing to introduce a new executive share option scheme to replace the 1998 Plans and the PSP.

The Remuneration Committee has considered whether to continue with both a long term share incentive scheme delivering free shares to executives and an executive share option scheme delivering market value share options (ie options with an exercise price per share set at the date of grant by reference to the market value of a share just before the date of grant). It has concluded that an executive share option scheme is the best means of aligning the interests of senior executives and shareholders since the executives only benefit if

and to the extent that the Company's share price rises. Operating an executive share option scheme both for executive directors and senior managers rather than different schemes for both groups will ensure that executives are rewarded in a consistent manner. No further awards will be made under the 1998 Plans or the PSP. Existing options and awards will, however, continue to be exercisable on their current terms.

On the recommendation of the Remuneration Committee, the Company is, therefore, proposing to adopt the New Scheme which will comprise an Inland Revenue approved executive share option scheme and an executive share option scheme, which will not be approved by the Inland Revenue. A summary of the principal features of the New Scheme is set out in Part II of this document.

It is proposed that no more than 10 per cent of the Company's issued ordinary share capital will be available for the grant of options to subscribe for new Ordinary Shares under the New Scheme and the Company's other employee share schemes over a ten year period. In addition, no more than 5 per cent of the Company's issued ordinary share capital will be available for the grant of options to subscribe for new Ordinary Shares under the New Scheme and the Company's other executive share option schemes over a ten year period. It is anticipated that options may also be granted under the New Scheme over existing Ordinary Shares held by the Trustee of the Employee Share Ownership Trust. The Trustee will not hold more than 5 per cent of the Company's ordinary share capital from time to time without obtaining prior shareholder approval.

Under the terms of the New Scheme, the Company intends to make individual annual awards of options over Ordinary Shares with a maximum value at the date of grant of up to 150 per cent of basic salary. However, in exceptional circumstances, an annual award of options may be made to an individual over Ordinary Shares with a maximum value at the date of grant of 300 per cent of basic salary.

Options granted under the New Scheme would normally only become exercisable after three years and then only if the performance conditions as determined by the Remuneration Committee have been satisfied. The performance conditions which will apply to the exercise of options granted under the New Scheme in 2003 to executive directors and other members of the management team will be based partly on the Company's earnings per share growth and partly on the Company's total shareholder return as compared with a comparator group consisting of a selected group of international chemical companies. The performance conditions applying to options granted under the New Scheme in 2003 to other executives will be based entirely on earnings per share growth.

The performance conditions are described in more detail in paragraph 9 of Part II of this document.

Shareholding guidelines will be introduced for executive Directors, who will be expected to retain in Ordinary Shares 50 per cent of the post-tax gains made from the exercise of options under the New Scheme or the vesting of awards under the PSP, or any annual bonuses paid in the form of Ordinary Shares, until they have built up a shareholding equal to their basic salaries.

The Directors are also asking Shareholders to give them authority in respect of non-UK employees to extend or adapt the New Scheme to take account of local regulations. Any Ordinary Shares issued or options granted in these circumstances will continue to count against the limits on the number of Ordinary Shares available under the New Scheme.

Savings Related Share Option Scheme (1998)

The Company is also proposing to amend the SAYE Scheme to bring the limits on the number of new Ordinary Shares available under the SAYE Scheme in line with the current guidelines issued by institutional investors by removing the requirement that not more than 5 per cent of the Company's issued share capital in any period of five years may be used for options granted under the SAYE Scheme and any other employee share option schemes of the Company. The overall limit on the number of new Ordinary Shares available under the SAYE Scheme will continue to apply. This provides that the maximum number of Ordinary Shares which may be issued on the exercise of options granted in any 10 year period under the SAYE Scheme and the Company's other employee share schemes cannot exceed 10 per cent of the Company's ordinary share capital then in issue.

Issue of Redeemable B Shares

The Board is not proposing to pay a final ordinary dividend. Instead, as in previous years, there will be a capitalisation issue of Redeemable B Shares out of the Company's merger reserve. By not paying a final dividend the Company is able to recover ACT previously paid; in 2002 the Company recovered £1.5 million. The Board will consider making further redeemable share issues until all surplus ACT is utilised.

The new Redeemable B shares will be allotted to holders of Ordinary Shares on the Company's register of members on 28 April 2003 on the basis of 1.1 Redeemable B Share for every 1 Ordinary Share. Where the issue of Redeemable B Shares would result in Shareholders holding a fraction of a Redeemable B Share, this will be rounded up to the nearest whole Redeemable B Share. The allotment is coupled with an offer to redeem these new shares for cash at their nominal value of 1 penny per share on 2 May 2003.

The new Redeemable B Shares will have a nominal value of 1 penny each. They will carry a non-cumulative preferential dividend at a rate of 75 per cent of six month LIBOR per annum. The Redeemable B Shares should be qualifying investments for the purposes of the relevant PEP and ISA regulations. The B Preferential Dividend will be paid six months in arrears with the first dividend for this issue being payable in November 2003.

Further details of the Issue of the new Redeemable B Shares and the Redemption Offer are set out in Part III of this document.

Action to be Taken To Redeem Redeemable B Shares

Holders of Redeemable B Shares may elect to have all or part of their holdings of Redeemable B Shares redeemed on 2 May 2003 by completing and returning the Redemption Form by 28 April 2003 to Lloyds TSB Registrars at The Causeway, Worthing, West Sussex BN99 3XW in the enclosed yellow corner flash reply-paid envelope. Further information on completing and returning the Redemption Form is set out in Section A.4 of Part III of this document.

If you do not wish to have your Redeemable B Shares redeemed on 2 May 2003, you need take no further action. The Board, at its discretion, may make redemption offers in the future so as to give such holders of Redeemable B Shares further opportunity to have them redeemed at their nominal value.

Redemption offer in respect of existing Redeemable B Shares

A further offer is being made to holders of existing Redeemable B Shares to redeem these shares at their nominal value on 2 May 2003. Such holders should read the letter entitled 'Notice of a further redemption offer for the Elementis plc Redeemable B Shares' for details of the action which they should take if they wish to accept this offer.

The attention of shareholders who are not resident in the United Kingdom is drawn to Section 1 of Part IV of this document.

Annual General Meeting

The Annual General Meeting of the Company will be held at 11.00am on Thursday 24 April 2003 at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED. Details of the items of special business to be considered at the AGM are set out in Part I of this document.

Should you wish to attend the Annual General Meeting in person, you should detach the Annual General Meeting attendance card which is attached to the Form of Proxy and bring this with you to the meeting.

Alternatively, please complete and sign the Form of Proxy in accordance with the printed instructions thereon and return it as soon as possible to Lloyds TSB Registrars at The Causeway, Worthing, West Sussex BN99 8ZP in the enclosed blue corner flash reply-paid envelope or in any event so as to be received no later than 11.00am on Tuesday 22 April 2003. Completion and return of the Form of Proxy will not prevent you from attending the Annual General Meeting and voting in person if you wish.

Additional information

Your attention is drawn to the additional information contained in the rest of this document.

Recommendation

Your Board considers that the passing of the resolutions to be proposed by way of special business at the forthcoming Annual General Meeting, which includes resolutions authorising the adoption of the New Scheme and the amendment of the SAYE Scheme, is in the best interests of the Company and Shareholders as a whole. The Directors accordingly recommend Shareholders to vote in favour of those resolutions, as they intend to do in respect of their own beneficial holdings totalling 689,368 Ordinary Shares.

Your Board considers the issue of Redeemable B Shares and the making of the related Redemption Offer to be in the best interests of the Company and Shareholders as a whole. The Directors intend to accept the Redemption Offer for all the Redeemable B Shares received in respect of their own beneficial holdings.

Yours faithfully

Jonathan Fry
Chairman

Part I Details of Special Business to be conducted at the Annual General Meeting

Set out below is an explanation of the items of special business to be conducted at the Annual General Meeting:

Resolutions 7 and 8: Authority to allot shares

A general authority is being sought under Resolution 7 for the Directors to allot shares up to a maximum nominal amount of £7,192,926, which is equal to one third of the current issued Ordinary Share capital. It is also proposed under Resolution 8 to confer power on the Directors to allot securities for cash pursuant to this general authority, otherwise than in accordance with existing Shareholders' statutory pre-emption rights, in the event of a rights issue up to the amount of the general authority and in any other circumstances up to an aggregate nominal amount of £1,078,939 representing 5 per cent of the issued Ordinary Share capital as at 31 December 2002. Resolution 7 will be proposed as an ordinary resolution and Resolution 8 as a special resolution. The authorities conferred by these resolutions will last for up to 15 months from the date of the Annual General Meeting. The Directors do not have any present intention of exercising these authorities.

Resolution 9: Authority to purchase shares

The Company's Articles of Association contain a provision allowing the directors to purchase the Company's own shares subject to the prior authority of the members having been obtained. Resolution 9 will be proposed as a special resolution for the purpose of renewing the general authority to effect such purchases within the limits set out.

The Directors are of the opinion that it would be advantageous for the Company to be in a position to purchase its own shares through the London Stock Exchange, should market conditions and price justify such action. The proposed authority would enable the Company to purchase up to a maximum of 43,157,558 Ordinary Shares (being 10 per cent of the Company's issued share capital as at 31 December 2002) with a stated upper limit on the price payable which reflects the requirements of the UK Listing Authority. Purchases would only be made after the most careful consideration, where the Directors believed that an increase in earnings or net assets per share would result and where purchases were, in the opinion of the Directors, in the best interests of the Company and its Shareholders.

Resolution 10: New Scheme

Resolution 10 authorises the adoption of the New Scheme, the principal features of which are described in the Chairman's letter on pages 3 to 6 and in Part II of this document. This resolution will be proposed as an ordinary resolution.

Resolution 11: Power to extend the New Scheme to overseas employees

This resolution will authorise the Board to establish new employees' share schemes for non-UK employees based on the New Scheme to take advantage of local laws or regulations but on the basis that such schemes would be subject to the same overall dilution limit on the number of the Company's shares available and the same individual limits as under the New Scheme.

Resolution 12: Amendment to the SAYE scheme

Resolution 12 proposes that the rules of the SAYE Scheme should be amended to reflect changes in the guidelines for institutional investors by removing the requirement that not more than 5 per cent of the Company's issued ordinary share capital in any period of five years may be used for options granted under the SAYE Scheme and the Company's other employee share option schemes, as this is no longer a requirement of the guidelines for institutional investors.

Copies of the draft rules of New Scheme and the draft amended rules of the SAYE Scheme will be available for inspection during usual business hours on any weekday (Saturdays and public holidays excepted) at the offices of Lovells at Atlantic House, 50 Holborn Viaduct, London EC1A 2FG until the close of the Annual General Meeting and at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED on the day of the Annual General Meeting from 15 minutes before the start of the Annual General Meeting until the close of the Annual General Meeting.

Part II Summary of the principal features of the New Scheme

A *The principal features*

1 Introduction

The New Scheme will comprise both an Inland Revenue approved part (the "**Approved Part**") and a non-Inland Revenue approved part (the "**Unapproved Part**"). It is intended that the Approved Part will be submitted for approval by the Inland Revenue under Schedule 9 to the Income and Corporation Taxes Act 1988 ("**Schedule 9**"). The Unapproved Part will not be submitted for approval under Schedule 9. The key differences between the Approved Part and the Unapproved Part are summarised in paragraph B below but in all other respects the rules of the Approved and Unapproved Parts are similar.

2 Administration

Participation will be at the discretion of the Remuneration Committee (the "**Committee**"), which is a duly constituted committee of the Board.

3 Eligible employees

Options may be granted to such employees and full-time directors (being those directors who are obliged to devote substantially the whole of their working time to the Group and in any event not less than 25 hours per week) of the Company or any of its participating subsidiaries as the Committee shall select. The Committee may not select anyone who is within six months' of normal contractual retirement age or has a material interest in the Company and is therefore prohibited from participating in the Approved Part by virtue of paragraph 8 of Schedule 9.

4 Grant of options

Options may be granted at any time during the period of 42 days following: the adoption of the New Scheme; approval of the Approved Part by the Inland Revenue; the preliminary announcement of the annual or half yearly results of the Company for any financial period; the expiry of dealing restrictions imposed on the Company; the announcement or coming into force of any amendments to legislation affecting share option schemes; or at any other time if the Committee in its absolute discretion determines that exceptional circumstances exist which justify the grant of options. Options are to be granted over Ordinary Shares. No option may be granted later than ten years from the date of adoption of the New Scheme. Options granted under the New Scheme will be personal to the optionholder and may not be transferred. No consideration will be payable for the grant of an option.

5 Exercise price

The exercise price per Ordinary Share at which an option may be exercised will be determined by the Committee and will be not less than the greater of:

(a) the nominal value of an Ordinary Share (in the case of options to subscribe for Ordinary Shares); and

(b) at any time when the Ordinary Shares are listed, the middle-market quotation of an Ordinary Share as derived from the Official List on the dealing day immediately preceding the date of grant of an option (or if the Committee so determines, the average of such quotations for the three dealing days immediately preceding the date of grant of an option).

6 Limits

The New Scheme will be subject to the following limits:

(a) no option may be granted if, as a result, the aggregate number of Ordinary Shares issued and issuable pursuant to options which have been granted within any period of ten years under the New Scheme and under all other employees' share schemes adopted by the Company in general meeting, would exceed 10 per cent of the issued ordinary share capital of the Company from time to time;

(b) no option may be granted if, as a result, the aggregate number of Ordinary Shares issued and issuable pursuant to options which have been granted within any period of ten years under the New Scheme or any other executive share option scheme adopted by the Company in general meeting would exceed 5 per cent of the issued ordinary share capital of the Company from time to time; and

(c) no option being an Incentive Stock Option within the meaning of Section 422 of the US Internal Revenue Code of 1986 (as amended) may be granted to employees of the Company who are resident in the US for taxation purposes if, as a result, the aggregate number of Ordinary Shares over which Incentive Stock Options have been granted under the New Scheme to such employees exceed 21 million Ordinary Shares.

A maximum number of Ordinary Shares available for the grant of options to US resident employees must be fixed so that options granted to such employees may qualify, if relevant, as Incentive Stock Options and, therefore, benefit from US income tax relief available on exercise.

Options which lapse will not count towards the limits in (a), (b) and (c) above.

It is anticipated that options will be granted either over new Ordinary Shares or over existing Ordinary Shares purchased and held by the Trustee of the Employee Share Ownership Trust. The Trustee will not hold more than 5 per cent of the Company's issued ordinary share capital from time to time without obtaining prior shareholders' approval.

Ordinary Shares transferable on the exercise of options granted under the New Scheme over shares held by the Trustee of the Employee Share Ownership Trust will not count towards the limits discussed in paragraphs 6(a) and 6(b) above.

7 Individual limits

In normal circumstances, an eligible employee shall not in any financial year receive options over Ordinary Shares under the New Scheme with a value on grant in excess of 150 per cent of such employee's basic salary. In exceptional circumstances, the Committee may consider granting more than this, but no participant may receive options under the New Scheme over Ordinary Shares worth more on the date of grant than a maximum of 300 per cent of an eligible employee's basic salary in any financial year.

8 Exercise of options

An option will normally be exercisable between the third and tenth anniversary of the date of grant if the performance condition imposed by the Committee has been satisfied. If the optionholder dies or if the optionholder's employment terminates by reason of injury, disability, ill-health, redundancy, retirement at normal retirement age or his employer ceasing to be a member of the Group, or because the business in which he is employed is transferred out of the Group, an optionholder or his personal representative may exercise his option within certain specified periods after which it will lapse. The Committee has the discretion to permit an optionholder to exercise his option before the third anniversary. If an optionholder ceases to be employed for any other reason his options will lapse unless the Committee determines otherwise. Options will lapse at the expiry of ten years from the date of grant. Special provisions apply in the event of a takeover, reconstruction or liquidation of the Company which may permit the early exercise of options.

9 Performance measures

The Committee has carefully considered the most appropriate performance measures on the exercise of options based on current market practice, the Guidelines of the Association of British Insurers and the environment within which the Company operates. The Company is committed to the application of suitably challenging performance criteria to govern the exercise of options under the New Scheme.

The Committee has concluded that the performance measures which will apply to the exercise of options granted to executive directors and other members of the management team in 2003 will be based partly on the Company's earnings per share ("**EPS**") growth and partly on the Company's total shareholder return ("**TSR**") compared with that of other companies within a comparator group of international chemical companies over a performance period of three or four years. The initial comparator group consists of the companies listed in paragraph C on page 11. The Committee has determined that the performance conditions will apply as described in the following table:

Aggregate exercise price as multiplier of base salary	% of Ordinary Shares under option		Performance criteria to be met for options to be exercisable
	EPS	TSR	
0.0 to 0.7	50	50	– Annual Average EPS growth of 4% + RPI – TSR at or above Median
0.71 to 1.5	50	50	– Annual Average EPS growth of 4.1% + RPI to 10% + RPI (straight line vesting) – Median to upper quartile (straight line vesting)

The EPS performance condition and the TSR performance condition described above will apply separately.

For other executives, the Committee has determined that it would be more appropriate to apply a simpler performance condition. Options granted to these executives under the New Scheme would be exercisable if the average percentage growth in the Company's EPS over the performance period is greater than the average percentage growth in the Retail Prices Index plus 4 per cent per annum. It is not anticipated that these executives will be granted options in 2003 over Ordinary Shares with an aggregate exercise price at the date of grant in excess of 70 per cent of basic salary.

It is intended that the performance conditions will initially be measured over a three year period. If the performance conditions have not been met in full over this period, the performance conditions may be measured over a four year period starting from the same base point. If the performance conditions have not been met at the end of this period, the option will lapse.

If an employee leaves in certain circumstances or in the event of a change of control or reconstruction of the Company prior to the expiry of the performance period applicable to his options, the performance conditions will continue to apply but will be measured over a shorter period, unless the Committee decides that there are exceptional circumstances which justify the disapplication of the performance conditions.

The Committee will review the performance conditions before options are granted under the New Scheme in any subsequent years to ensure they remain challenging.

10 Ordinary Shares

Ordinary Shares issued on the exercise of an option will rank *pari passu* with existing Ordinary Shares except for any rights attached to such Ordinary Shares by reference to a record date prior to the date of allotment.

11 Variation of share capital

On any variation of the share capital of the Company by way of capitalisation or rights issue or by consolidation, sub-division or reduction of capital or otherwise, the Committee may make such adjustments as it considers appropriate to the option exercise price and/or the number of Ordinary Shares and/or the limits on the number of Ordinary Shares subject to the New Scheme, provided that there is no increase in the exercise price or reduction below nominal value. No such adjustment may be made without the prior written confirmation from the Company's auditors that it is in their opinion fair and reasonable.

12 Amendments to the New Scheme

The Committee may amend the New Scheme at any time in any respect. The rules of the New Scheme relating to eligibility, limits on the number of Ordinary Shares available under the New Scheme, the basis for determining an eligible employee's participation and for the adjustment thereof in the event of a variation of capital and the provision relating to the amendment of the New Scheme may not, however, be amended to the advantage of existing or future optionholders without the prior approval of the Company in general meeting except that the Committee may:

(a) make any amendments necessary to take account of a change in legislation and to obtain or maintain favourable taxation, exchange control or regulatory treatment of the Company, any of its subsidiaries or any optionholder; and

(b) make minor amendments to benefit the administration of the New Scheme.

No amendment may be made to alter to the material disadvantage of any optionholder any rights already acquired by him without the consent of optionholders holding options over at least 75 per cent of the Ordinary Shares under option under the New Scheme.

13 Benefits not pensionable

No benefits received by any participant under the New Scheme will be pensionable.

B Provisions relating only to Inland Revenue approved options

Options granted under the Approved Part are subject to similar provisions as summarised above. The main differences are:

(a) no option may be granted under the Approved Part if as a result the aggregate market value of the Ordinary Shares at the time of grant together with the aggregate market value of Ordinary Shares at the relevant date of grant which the optionholder could acquire on exercise of options under the Approved Part or any other company share option plan approved under Schedule 9 adopted by the Company (or any associated company), would exceed £30,000 (or such other limit as may be imposed from time to time);

(b) any adjustment to options following a variation of share capital must be approved by the Inland Revenue; and

(c) any amendment to the rules of the Approved Part governing share options which affects the terms on which approved options may be granted or exercised will only become effective if approved by the Inland Revenue.

C List of companies comprising the comparator group

FTSE All Share Chemicals Sector	The BOC Group Plc Croda International Plc Imperial Chemical Industries Plc Porvair Plc Yule Catto & Co Plc
FTSE Eurotop 300 Chemicals Sector	Akzo Nobel NV Ciba Speciality Chemicals Holdings Inc DSM NV Degussa AG
S&P 500 Chemicals Sector	Dow Chemical Company Rohm & Haas Company
Switzerland: Speciality Chemicals	Lonza Group AG
S&P 400 Specialty Chemicals	Ferro Corp HB Fuller Co Minerals Technologies Inc Arch Chemicals Inc Quaker Chemical Corp
France: Chemicals	Rhodia SA

D Extension of the New Scheme overseas

It is proposed that the Directors should have authority to adapt the New Scheme or introduce new employees' share schemes based on the New Scheme, modified as necessary to take advantage of or comply with local laws or regulations, in order to give employees of the Company or any of its subsidiaries who are resident or working overseas the opportunity to become shareholders in the Company. Any Ordinary Shares issued or options granted under such adaptations or new schemes would count against the limits on the number of Ordinary Shares available under the New Scheme.

Part III Details of the Redeemable B Shares and the Redemption Offer and Taxation

A Details of Redeemable B Shares and the Redemption Offer

1 Issue of the new Redeemable B Shares

Pursuant to the authorities given at the Annual General Meeting of the Company held on 28 April 2000, the Board will capitalise a sum of up to £4.7 million standing to the credit of the Company's merger reserve and will apply this sum in paying up in full such number of Redeemable B Shares as is equal to 1.1 times the number of Ordinary Shares in issue on the Record Date. Based on the existing issued share capital as at the date of this document, this would lead to an issue of up to 474,733,139 Redeemable B Shares.

If holders of options to subscribe for shares in the Company which are exercisable prior to the Record Date under the Employee Share Schemes elect to exercise all such options prior to that date, then the amount that would be capitalised could be increased by up to £22,663 which would be applied in paying up in full up to 2,266,293 Redeemable B Shares. However, Redeemable B Shares will not be issued to option holders under the Employee Share Schemes and the rights of such option holders will not be affected by the issue and redemption of the Redeemable B Shares.

The Redeemable B Shares will be allotted to Shareholders on the Company's register of members on the Record Date on the basis of 1.1 Redeemable B Share for every Ordinary Share then held. Where the issue of Redeemable B Shares would result in Shareholders holding a fraction of a Redeemable B Share, this will be rounded up to the nearest whole Redeemable B Share. The names of all qualifying Redeemable B Shareholders will be entered into the register of members on 2 May 2003. No Redeemable B Shares will be marketed or made available in whole or part to the public.

2 Details of the new Redeemable B Shares

The Redeemable B Shares will carry a non-cumulative preferential dividend of 75 per cent of the LIBOR for six month deposits in pounds sterling per annum (exclusive of withholding tax deductible therefrom). B Preferential Dividends on the Redeemable B Shares will be paid six monthly in arrears on 2 May and 2 November in each year (or, if such date is not a business day, on the next business day). The next B Preferential Dividend will be paid on 3 November 2003 in respect of the dividend calculation period commencing on 2 May 2003. The Redeemable B Shares will carry limited voting rights and will not rank *pari passu* with the existing Ordinary Shares. The new Redeemable B Shares will however rank *pari passu* with the existing Redeemable B Shares.

The rights and restrictions of the Redeemable B Shares as set out in the Company's Articles of Association are summarised in paragraph 6 below of this Section A.

3 Listing of the new Redeemable B Shares

The existing Redeemable B Shares are listed on the Official List of the UK Listing Authority and are traded on the London Stock Exchange. Application has been made for the new Redeemable B Shares to be admitted to the Official List and dealings are expected to commence on 2 May 2003.

The Redeemable B Shares will be in registered form. Elementis has applied for the Redeemable B Shares to be admitted to CREST with effect from Admission. Accordingly, settlement of market transactions and future redemptions of Redeemable B Shares may take place within the CREST system.

The expenses of, or in connection with, the issue of Redeemable B Shares which are payable by the Company are estimated to amount to approximately £0.06 million (excluding value added tax, if any).

4 Redemption of the new Redeemable B Shares

The Redeemable B Shares are redeemable at their nominal value of 1 penny each as follows:

(a) at a Shareholder's option on 2 May 2003 or during any other period when the Company declares that Shareholders can elect to have their Redeemable B Shares redeemed;

(b) at the Company's option at any time if more than 90 per cent of the Redeemable B Shares originally issued have then been redeemed; and

(c) at the Company's option on or after 27 April 2005.

All Redeemable B Shares which are redeemed will be cancelled and will not be reissued.

As described in (a) above and subject to listing of the Redeemable B Shares on the Official List, the Company will offer to redeem the Redeemable B Shares on 2 May 2003.

Any further redemption offers for Redeemable B Shares will be made from time to time by announcement through the Regulatory News Service of the London Stock Exchange and the Company will send a letter to Redeemable B Shareholders advising them of any such redemption offers.

(a) *Action to be taken by Shareholders wishing to have their Redeemable B Shares redeemed in full*

A Redemption Form is enclosed for use by Shareholders who hold their Redeemable B Shares in either certificated or uncertificated form. If this form is validly completed and returned to the Company's registrars, Lloyds TSB Registrars at The Causeway, Worthing, West Sussex BN99 3XW in the enclosed yellow corner flash reply-paid envelope, by 5.00pm on 28 April 2003, Shareholders will be entitled to have all or part of their holdings of Redeemable B Shares redeemed on 2 May 2003. Redemption Forms will not be valid if returned after 5.00pm on 28 April 2003. It is expected that cheques in respect of the proceeds of redemption of any Redeemable B Shares on 2 May 2003 will be despatched by post to Shareholders by 2 May 2003. Shareholders who elect for redemption will have their names entered in the register of Redeemable B Shareholders but no share certificates will be despatched to them in respect of the Redeemable B Shares redeemed by them.

Any authority conferred by or agreed to by execution of the Redemption Form shall not be affected by, and any such authority shall survive, the death or incapacity of the Shareholder executing such form. All obligations of such Shareholder shall be binding upon the heirs, personal representatives, successors and assignees of such Shareholder. The Company reserves the right at its sole discretion to reject any Redemption Forms if redemption pursuant to them would be illegal. Redemption Forms are sent to the Company's registrars at the Shareholders' risk.

(b) *Action to be taken by Shareholders wishing to have their Redeemable B Shares redeemed in part*

Shareholders who wish to redeem part but not all of their holdings of Redeemable B Shares should telephone Lloyds TSB Registrars on 0870 600 3966 between 9.00am and 5.00pm on any business day for instructions.

(c) *Action to be taken by Shareholders not wishing to have their Redeemable B Shares redeemed*

Shareholders who do not wish to have their Redeemable B Shares redeemed need take no action. Shareholders who hold their Ordinary Shares in uncertificated form and have not given instructions for redemption will have their CREST accounts credited with the Redeemable B Shares following Admission. The Company expects to despatch, by post, by 2 May 2003 definitive share certificates in respect of any Redeemable B Shares (where Ordinary Shares are held in certificated form) which have not been redeemed. Temporary documents of title will not be issued and, pending despatch of definitive share certificates, transfers of Redeemable B Shares (where Ordinary Shares are held in certificated form) which have not been redeemed will be certified against the registers held by the Company's registrars. The share certificates will not be renounceable.

(d) *Further Redemption Offers*

After 2 May 2003, Redeemable B Shares will only be redeemed if the Board decides, at its discretion, to make a further redemption offer. Any such offer will be announced by the Company.

5 Despatch of documents

All certificates, cheques and other documents will be despatched to Shareholders at their risk. In the case of joint Shareholders, all documents will be posted to the registered address of the first named Shareholder on the Company's register of members at their risk.

6 Rights and restrictions of the new Redeemable B Shares

The rights and restrictions of the Redeemable B Shares as set out in the Company's Articles of Association (the "**Articles**") are summarised as follows:

(a) *Income*

(i) The holders of the Redeemable B Shares are entitled to a non-cumulative preferential dividend ("**the B Preferential Dividend**") to be paid out of the profits of the Company available for distribution in priority to any payment of dividend to the holders of Ordinary Shares. In this paragraph, the expression "non-cumulative" in relation to the B Preferential Dividend, means that the dividend payable on each Payment Date (as defined below) is payable out of the profits of the Company available for distribution in respect of the accounting reference period in which the Payment Date falls (including any reserves representing profits made in previous accounting periods) without any right in the case of deficiency to pay B Preferential Dividends out of profits made in subsequent periods. The holders of the Redeemable B Shares are not entitled to any further right of participation in the profits of the Company.

(ii) The dividend shall be paid half-yearly on 2 May and 2 November of each year or, if any such date is not a business day (as defined in the Articles), on the next day which is a business day (without any interest or payment in respect of such delay) (each a "**Payment Date**"). In this paragraph, each six monthly period ending on 2 May of 2 Novermber is a "Calculation Period".

(iii) The rate per annum of the B Preferential Dividend (exclusive of any associated tax credit relating thereto or withholding tax deductible therefrom) shall be 75 per cent of the LIBOR for six month deposits in sterling. The rate of the B Preferential Dividend for each Calculation Period is 37.5 per cent of the LIBOR per annum for six month deposits in sterling determined in accordance with the provisions of the Articles. If Redeemable B Shares are issued on a day which is not a Payment Date, the B Preferential Dividend in respect of those Redeemable B Shares for that Calculation Period shall be reduced pro rata to the number of days remaining in that Calculation Period.

(iv) Payments of B Preferential Dividends shall be made to holders on the register of members of the Company on a date selected by the Directors being not less than 15 days nor more than 42 days (or, in default of selection by the Directors, the date falling 15 days) prior to the relevant Payment Date. The aggregate dividend due to each Redeemable B Shareholder will be rounded down to the nearest whole penny.

(v) All B Preferential Dividends which are unclaimed for a period of 12 years from the date when the dividend became due for payment shall be forfeited and shall revert to the Company.

(b) *Capital*

On a return of capital on a winding-up, the holders of the Redeemable B Shares shall be entitled, in priority to any payment to the holders of any other class of shares, to the repayment of the nominal capital paid up or credited as paid up on the Redeemable B Shares held by them, together with a sum equal to the proportionate B Preferential Dividend which would have been payable if the then current Calculation Period had commenced on the date following the preceding Payment Date and ended on the date of the return of capital. The aggregate amount due to each Redeemable B Shareholder on the return of capital on a winding-up will be rounded down to the nearest whole penny.

The holders of the Redeemable B Shares are not entitled to any further right of participation in the profits or assets of the Company. If on a return of capital the amounts available for payment are insufficient to cover in full the amounts payable on the Redeemable B Shares, the holders of such shares will share rateably as between themselves in the distribution of assets (if any) in proportion to the full preferential amounts to which they are entitled.

(c) *Voting and general meetings*

The holders of the Redeemable B Shares are not entitled in respect of their holdings of such shares to receive notice of any general meeting of the Company or to attend, speak or vote at any such general meeting except for any general meeting at which a resolution to wind up the Company is to be considered, in which case the holders of the Redeemable B Shares have the right to attend the general meeting and are entitled to speak and vote only on such resolution. Where the holders of Redeemable B Shares are entitled to vote at a general meeting of the Company upon any such resolution being proposed at such general meeting, on a show of hands every holder of Redeemable B Shares who (being an individual) is present in person or (being a corporation) is present by

representative or proxy will have one vote and on a poll every Redeemable B Shareholder present in person (or, being a corporation, by a representative) or by proxy will have one vote for every Redeemable B Share held by him.

(d) *Redemption*

The Company may at any time declare a redemption period during which Redeemable B Shareholders can elect to have their Redeemable B Shares redeemed at their 1 penny nominal value and on the terms and conditions announced by the Company at that time. Such terms and conditions may include a requirement that only Redeemable B Shares which have been in issue for a minimum period will qualify for redemption. On or after 27 April 2005, the Company shall have the option of redeeming any Redeemable B Shares still in issue at their 1 penny nominal value on any Payment Date.

In addition, if at any time the aggregate nominal value of the Redeemable B Shares in issue is less than 10 per cent of the aggregate nominal value of all Redeemable B Shares issued prior to that time, the Company may elect to redeem all of the Redeemable B Shares still in issue at their 1 penny nominal value on any Payment Date.

(e) *Purchase of Redeemable B Shares*

The Company will not require the sanction or the consent of the holders of the Redeemable B Shares for the purchase or redemption of shares of any class in the Company (including Ordinary Shares and/or Redeemable B Shares).

(f) *Class rights*

The Company will be entitled from time to time to effect a reduction of its capital (other than the capital paid up on the Redeemable B Shares and subject to the provisions of the Companies) and to create, allot and issue further shares, whether ranking pari passu with, in priority to or deferred to the Redeemable B Shares, and such reduction of capital or creation, allotment or issue of any such further shares (whether or not ranking in any respect in priority to the Redeemable B Shares and whether or not the same confer on the holders voting rights more favourable than those conferred by the Redeemable B Shares) shall be deemed not to involve a variation of the rights attaching to the Redeemable B Shares for any purpose.

(g) *Transfers*

The Redeemable B Shares are transferable by instrument of transfer in usual or common form.

B Taxation

1 General

The comments below are intended as a general guide to certain aspects of the tax position under United Kingdom law and Inland Revenue practice as at 18 March 2003 of Shareholders who, unless express reference is made to non-United Kingdom residents, are resident or ordinarily resident in the United Kingdom for tax purposes and who hold their shares as investments and not as securities to be realised in the course of a trade. **Shareholders who are in any doubt as to their tax position or who are subject to tax in a jurisdiction other than the United Kingdom should consult their professional advisers.**

2 Redeemable B Shares

(a) Issue of Redeemable B Shares

The issue of Redeemable B Shares will not itself create any charge to United Kingdom income tax or United Kingdom taxation of chargeable gains.

For the purposes of United Kingdom taxation of chargeable gains, the issue of Redeemable B Shares to Shareholders will be treated as a reorganisation of the share capital of the Company. Accordingly:

(i) a Shareholder in receipt of Redeemable B Shares will not be treated as making a disposal of all or part of that Shareholder's existing holding of Ordinary Shares by reason of this issue;

(ii) the Redeemable B Shares will be treated as the same asset as, and as having been acquired at the same time as, the Shareholder's existing holding of Ordinary Shares. Accordingly the new combined holding of Redeemable B Shares and Ordinary Shares (together the "**New Holding**") will have the same aggregate base cost as the existing holding of shares in the Company immediately before this issue; and

(iii) on a subsequent disposal (including a redemption) of the whole or any part of the New Holding, the Shareholder's base cost in respect of the New Holding will be apportioned between the Ordinary Shares and the Redeemable B Shares to be issued by reference to their respective market values on the first day after issue on which market values or prices are quoted or published for both (or all) classes of shares, as derived from the Official List. If a Shareholder holds existing Redeemable B shares which were issued previously and have not yet been redeemed, the base cost of those shares is unaffected by the issue of the Redeemable B shares issued in accordance with this circular.

(b) Redemption of Redeemable B Shares

The payment by the Company of the nominal value of the Redeemable B Shares on their redemption will not constitute an income distribution for United Kingdom tax purposes. Accordingly:

(i) no part of the proceeds received by a Shareholder pursuant to the redemption will be an income receipt in that Shareholder's hands for United Kingdom tax purposes. Those proceeds will not carry any entitlement to a tax credit and, in the hands of a corporate Shareholder, will not constitute franked investment income; and

(ii) a Shareholder who disposes of the whole or part of that Shareholder's holding of Redeemable B Shares pursuant to the Redemption Offer may, depending on that Shareholder's circumstances, be charged to capital gains tax or (in the case of a company) corporation tax on the amount of any chargeable gain realised. In computing such gain, the base cost of the Redeemable B Shares is calculated in the manner described at (a)(iii) above.

Where the Shareholder is an individual:

(i) no tax will be payable on any gain realised on the redemption if the amount of the chargeable gain, when aggregated with any other chargeable gains realised by the Shareholder in the year of assessment in question, does not exceed the annual allowance of tax-free gains; and

(ii) if that Shareholder acquired his existing Ordinary Shares prior to 1 April 1998 the indexation allowance will be available in respect of that part of the base cost in the existing Ordinary Shares (apportioned to the Redeemable B Shares in the manner described at (a)(iii) above) until the end of April 1998 (save to the extent that this creates or increases a capital loss). No indexation allowance will be available where an individual Shareholder acquired his existing Ordinary Shares after 31 March 1998. For periods after 5 April 1998 taper relief will apply so that the effective rate of capital gains tax on any gain on a redemption of Redeemable B Shares by an individual will be reduced the longer existing Ordinary Shares and then the Redeemable B Shares which in each case are non-business assets are held after 5 April 1998, up to a maximum of ten years. Where an individual Shareholder held his existing Ordinary Shares at 17 March 1998, he will be treated as having held the Redeemable B Shares for an extra year for the purposes of taper relief.

(c) *Stamp duty and stamp duty reserve tax*

No stamp duty or stamp duty reserve tax arises on the issue or redemption of Redeemable B Shares.

(d) *Dividends*

The United Kingdom tax treatment of dividends paid on the Redeemable B Shares will be exactly the same as the tax treatment of dividends paid on Ordinary Shares.

Part IV Additional Information

1 Non-United Kingdom resident Shareholders

Shareholders who are not resident in the United Kingdom should consult their professional advisers to ascertain whether the effect of the Redemption Offer or subsequent disposal of Redeemable B Shares by them will be subject to any restrictions or require compliance with any formalities imposed by the laws or regulations of, or any body or authority located in, the jurisdiction in which they are resident or to which they are subject. In particular, it is the responsibility of any Shareholder not resident in the United Kingdom wishing to redeem Redeemable B Shares or otherwise dispose of any shares in the Company to satisfy himself fully as to observance of any government, exchange control or other consents which may be required or the compliance with other necessary formalities needing to be observed and the payment of any issue, transfer or other taxes or duties in such jurisdiction. The distribution of this document in certain jurisdictions may be restricted by law. Persons into whose possession this document comes should inform themselves about and observe any such restrictions. Neither this document nor any other document issued or to be issued by or on behalf of the Company in connection with the redemption of Redeemable B Shares constitutes an invitation or offer to redeem Redeemable B Shares in any jurisdiction in which such invitation or offer is unlawful.

In particular, but without prejudice to the generality of the foregoing, the Redeemable B Shares have not been and will not be registered under the US Securities Act of 1933, as amended or the state securities laws of any state of the United States and such shares may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of such laws.

2 Registrars

The registrars for the Redeemable B Shares will be Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA.

3 Authorised share capital

The Company has an authorised share capital of £157,000,000.

4 Loan Note Holders

The issue of the Redeemable B Shares will not affect holders of Loan Notes. This document is sent to such holders for information purposes only.

5 General

All questions as to validity, form and eligibility in relation to the Redemption Form will be determined by the Company (which may delegate this power in whole or part to Lloyds TSB Registrars) and such determination shall be final and binding.

Definitions

The following terms apply throughout this document unless the context otherwise requires:

"ACT"	advance corporation tax
"Admission"	the admission of the Redeemable B Shares to the Official List and to trading on the London Stock Exchange
"AGM" or "Annual General Meeting"	the Annual General Meeting of the Company convened for Thursday 24 April 2003 at 11.00am, notice of which is set out at the end of this document
"B Preferential Dividend"	non-cumulative preferential dividend paid to holders of the Redeemable B Shares
"Board" or "Directors"	the directors of Elementis plc as at the date of this document
"business day"	a day upon which pounds sterling deposits may be dealt in on the London inter-bank market and commercial banks are generally open in London
"Calculation Period"	each six monthly period ending on 2 May or 2 November by reference to which the B preferential dividend is calculated
"Companies Act"	the Companies Act 1985 (as amended)
"Company" or "Elementis"	Elementis plc
"CREST"	the relevant system (as defined in the Uncertificated Securities Regulation 1995) in respect of which CRESTCo Limited is the operator
"Existing Redeemable B Shares"	the Redeemable B Shares of 1 penny each in the capital of the Company which were issued on 2 May 2000 and/or 2 November 2000 and/or 2 May 2001 and/or 2 November 2001 and/or 2 May 2002 and/or 2 November 2002 and which remain outstanding
"Group"	the Company and its subsidiary undertakings
"LIBOR"	London inter-bank offered rate
"Loan Notes"	the floating rate unsecured loan notes of 56 pence nominal value each of the Company
"London Stock Exchange"	London Stock Exchange plc
"New Scheme"	the executive share option scheme which the Company is proposing to introduce on the terms described in this document and which is to be called the Elementis plc 2003 Executive Share Option Scheme
"Official List"	the Official List maintained by the UK Listing Authority of securities admitted to listing
"Ordinary Shares"	an ordinary share of 5 pence in the share capital of the Company
"Payment Date"	2 May and 2 November in each year or, if any such day is not a business day, the next business day
"Proxy Form" or "Form of Proxy"	the form of proxy accompanying this document for use in connection with the Annual General Meeting
"Record Date"	the record date for the proposed bonus issue of Redeemable B Shares, being the close of business on 28 April 2003

"Redeemable B Shares"	the redeemable B shares of 1 penny each in the capital of the Company proposed to be issued on the terms set out in this document
"Redeemable B Shareholder"	a holder of Redeemable B Shares
"Redemption Form"	the form accompanying this document for acceptance of the Redemption Offer
"Redemption Offer"	the offer by the Company to redeem Redeemable B Shares on 2 May 2003 on the terms and conditions set out in this document
"SAYE Scheme"	the Elementis plc Savings Related Share Option Scheme (1998)
"Shareholder"	a holder of Ordinary Shares
"UK Listing Authority"	the Financial Services Authority as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000
"US"	the United States of America and its territories and possessions and any state of the United States of America and the District of Columbia

Elementis plc

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the sixth ANNUAL GENERAL MEETING of the Company will be held at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED on Thursday 24 April 2003 at 11.00am for the following purposes:

ORDINARY BUSINESS

1 To receive and adopt the report of the directors and audited financial statements for the year ended 31 December 2002.

2 To approve the directors' remuneration report for the year ended 31 December 2002.

3 To re-elect Jonathan Fry, who retires by rotation, as a director of the Company.

4 To re-elect Philip Brown, who retires by rotation, as a director of the Company.

5 To re-appoint PricewaterhouseCoopers LLP as auditors.

6 To authorise the directors to determine the remuneration of the auditors.

SPECIAL BUSINESS

To consider and, if thought fit, to pass the following Resolutions of which Nos. 7, 10, 11 and 12 will be proposed as ordinary resolutions and Nos. 8 and 9 will be proposed as special resolutions:

7 That the authority conferred by Article 4(B) of the Company's Articles of Association will be renewed (but without prejudice to the authority conferred by Resolution 10 passed at the Annual General Meeting held on 28 April 2000) and so that for this purpose the Section 80 amount will be £7,192,926 and the prescribed period will be the period from the date of this Meeting to the conclusion of the next Annual General Meeting of the Company or 23 July 2004, whichever shall be the earlier.

8 That the power conferred by Article 4(D) of the Company's Articles of Association be renewed and so that for this purpose the Section 89 amount will be £1,078,939 and the prescribed period will be the period specified in Resolution 7.

9 That the authority conferred on the Company at the fifth Annual General Meeting to make market purchases (as defined in Section 163(3) of the Companies Act 1985) of ordinary shares of 5 pence each in the capital of the Company be hereby renewed provided that:

(a) the maximum number of ordinary shares hereby authorised to be purchased is 43,157,558;

(b) the minimum price which may be paid for such shares is 5 pence per share exclusive of expenses;

(c) the maximum price, exclusive of expenses, which may be paid for each such share is an amount equal to 105 per cent of the average of the market values for such share as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day on which the share is contracted to be purchased;

(d) unless previously renewed, varied or revoked, the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company or 23 April 2004, if earlier; and

(e) the Company may make a contract to purchase its own shares under the authority hereby conferred prior to the expiry of such authority, which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of its own shares in pursuance of any such contract.

10 That:

(a) the new executive share option scheme of the Company, the Elementis plc 2003 Executive Share Option Scheme (the "**New Scheme**"), comprising the Elementis plc 2003 Approved Executive Share Option Scheme and the Elementis plc 2003 Unapproved Executive Share Option Scheme, the principal terms of which were summarised in a circular from the Company to Shareholders dated 18 March 2003, be hereby approved and adopted; and

(b) the Directors be authorised to do all such acts and things as may be necessary or expedient to implement the New Scheme including making such changes to the draft rules of the New Scheme as may be necessary to obtain any approvals (including the approval of the Approved Executive Share Option Scheme by the Board of Inland Revenue) or to take account of any statutory, fiscal, exchange control or securities regulations either generally or in relation to any potential participants provided that the overall limits contained in the New Scheme continue to apply.

11 That the Directors be authorised to establish such number of supplements or appendices to the New Scheme, or such other employees' share schemes based on the New Scheme, as they consider necessary or desirable to take advantage of, or comply with, local laws and regulations, for the benefit of employees of the Company or any of its subsidiaries who are resident or working overseas and for whom participation in the New Scheme is otherwise undesirable or impractical and from time to time to make or permit the making of such alterations to such supplements, appendices or other employees' share schemes as they consider necessary or desirable provided that:

(a) having regard to the benefits which may be conferred on an employee participating in the New Scheme, all such supplements, appendices or other employees' share schemes shall confer benefits and contain limitations so as to ensure, so far as the Directors consider practical, substantial equality of treatment between UK employees and employees resident overseas; and

(b) the overall limits on the number of Ordinary Shares in the Company which may be subscribed under the New Scheme shall not be increased thereby and that the Ordinary Shares which may be subscribed under such supplements, appendices or other employees' share schemes shall count towards such limits.

12 That:

(a) the rules of the Elementis plc Savings Related Share Option Scheme be amended by deleting Rule 3.2; and

(b) the Directors be and they are hereby authorised to do all acts and things necessary to implement the amendment to the said rules as may be necessary to obtain the approval of the Board of the Inland Revenue and otherwise as the Directors consider necessary or desirable to obtain any other approvals or to take account of any statutory fiscal, exchange control or securities regulations either generally or in relation to any potential participants.

By Order of the Board

Philip Brown
Company Secretary

18 March 2003

Registered office:

Ash House
Fairfield Avenue
Staines
TW18 4ES, UK

Notes:

(1) A member entitled to attend and vote may appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company but, except in the case of a proxy for a corporate member, is not entitled to vote except on a poll.

(2) The instrument appointing a proxy must reach the Company's Registrars not less than 48 hours before the time appointed for the meeting or adjourned meeting.

(3) Only holders of ordinary shares on the register at 6.00pm on Tuesday 22 April 2003 or their duly appointed proxies will be entitled to attend and/or vote at the meeting or at any adjournment. Shareholders shall be entitled to vote in respect of the number of ordinary shares registered in their names at the above time and any subsequent changes shall be disregarded in determining rights to attend and vote.

(4) The register of directors' interests in the share capital of the Company, copies of all the service contracts of directors with the Company and the rules of the New Scheme will be available for inspection at the registered office of the Company during normal business hours on any week day (excluding Saturdays and public holidays) from the date of this notice until the date of the Annual General Meeting and also at the place of the Annual General Meeting from 10.45am on the day of the meeting until its conclusion.

(5) Details relating to all the directors can be found the section entitled 'The Board and management team' in the Annual Report for 2002 accompanying this notice.

(6) Any shareholder may submit questions in advance of the meeting by writing to the Secretary at the registered office of the Company. Written replies to questions will be provided as it may not be practicable to deal with them all at the meeting.

Printed by **St Ives Burrups** B701998/10028
London Paris Frankfurt Luxembourg New York Philadelphia Washington DC Hong Kong Tokyo



SCHEDULE 3A

APPLICATION FOR ADMISSION OF SECURITIES TO THE OFFICIAL LIST
(SHARES AND DEBT SECURITIES)

This form of application for admission of securities to the Official List should be suitably adapted for an issuer which is not a public limited company. Please note that admission to the Official List will be simultaneous with admission to trading on a Recognised Investment Exchange (RIE). You will need to complete a separate application form to apply for trading on the RIE.

To: UK Listing Authority 29.04 2003

Details of securities to be listed

ELEMENTIS PLC [insert name of issuer] ("the issuer") hereby applies for the securities detailed below to be admitted to the Official List of the UK Listing Authority subject to the listing rules of the UK Listing Authority.

Share capital			
Authorised		Denomination	Issued and paid up (inclusive of present issue)
12,500,000,000	in	1 PENNY	5,955,213,017
	in		
	in		
£			£

(Please include in brackets those shares listed under block listing procedures but not yet allotted)

Debt securities		
Nominal value	Redemption date	Coupon
£		

Please specify where the issuer is listed and the nature of the listing	FULL
Primary	LONDON
Secondary	—

Please specify on which RIEs the issuer has applied to have its securities traded
LONDON STOCK EXCHANGE
Amounts and descriptions of securities for which application is now being made (include distinctive numbers if any)
474,742,205 REDEEMABLE B SHARES

Type of issue for which application is being made
CAPITALISATION ISSUE

Confirmation
We acknowledge our obligations under the listing rules and the legal implications of listing under the Financial Services and Markets Act 2000. Accordingly we confirm that:
(a) all the conditions for listing in the listing rules which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;
(b) all information required to be included in the listing particulars/prospectus* has been included therein, or, if the final version has not yet been submitted (or approved), will be included therein before it is so submitted; and
(c) all the documents and information required to be included in the application have been or will be supplied in accordance with the listing rules and all other requirements of the UK Listing Authority in respect of the application have been or will be complied with.
We undertake to comply with the listing rules from time to time of the UK Listing Authority so far as applicable to the issuer.
We undertake to lodge with you the declaration required pursuant to paragraph 7.8(i) of the listing rules of the UK Listing Authority in due course.

Signed	X [signature] X
Director or secretary or other duly authorised officer for and on behalf of	DIRECTOR & COMPANY SECRETARY
Name of issuer	ELEMENTIS PLC

To be completed in all cases

Application to be heard on:	
Admission expected to be effective on:	2ND MAY 2003

Name(s) of contact(s) at issuer regarding the Application	ALISON WHITE (ELEMENTIS) RAKESH SHARMA (CAZENOVE)

Telephone number:	01784 224374 / 0207 825 9330 (CAZ)

Form 1

APPLICATION FOR ADMISSION OF SECURITIES TO TRADING

This form of application should be submitted to Securities Management, London Stock Exchange, Old Broad Street, London EC2N 1HP, to arrive no later than 2 business days prior to the consideration of the application for admission to trading.

If you require assistance, please call Securities Management on +44 (0) 20 7797 1579.

To: London Stock Exchange

1. **Full name of issuer:** ELEMENTIS PLC

hereby applies for the following securities to be admitted to trading on the London Stock Exchange subject to the Admission & Disclosure Standards ("the Standards").

2. **Amount and full description of each class of security for which application is now being made:** *Example: 30,000,000 ordinary shares of 20 pence each fully paid. Where the securities are be issued under an issuance programme, please give a description of the programme and the maximum amount of securities that may be admitted to trading at any one time.*

474,742,205 REDEEMABLE B SHARES OF ONE PENNY

3. **Type of issue for which application is being made:** Example: Bonus, Rights, Placing, Open Offer, Block listing, Eurobond, MTN Programme, Warrants

CAPITALISATION ISSUE

4. **Are the securities for which application is now made identical* in all respects**

(a) **with each other?** YES

(b) **with an existing class of security?** YES

If you answered NO to either question how do the securities differ and when will they become identical?

N/A

5. **Definitive certificates (or where relevant definitive bearer securities) in respect of the securities for which application to trading is now sought <u>were/will be</u> issued on:**

Date: 2ND MAY 2003

Please indicate whether the certificates are in registered or bearer form: REGISTERED

Note in relation to Question 4:

**identical means in this context:*

(a) the securities are of the same nominal value with the same amount called or paid up;
(b) they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and
(c) they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.

If the securities are not identical, but will so become in the future, definitive certificates issued before that date must be enfaced with a note to this effect.

Default place of settlement (system): CREST

Declaration

We acknowledge our obligations under the Standards. Accordingly we declare that:

(a) all the conditions for trading in the Standards which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all the documents and information required to be included in the application have been or will be supplied in accordance with the Standards and all other requirements of the Exchange in respect of the application have been or will be complied with; and

(c) (for new applicants only) the issuer is in compliance with the requirements of any securities regulator that regulates it and/or any stock exchange on which it has its securities traded.

We undertake to comply with the Standards as published by the London Stock Exchange from time to time.

Signed: X [signature] X   Date: 29 April 2003

Director or secretary or other duly authorised officer, for and on behalf of

Name Issuer: ELEMENTIS PLC

Application to be considered on (date):

Dealings expected to commence on (date): 2ND MAY 2003

Contact at the issuer: ALISON WHITE

Name: ALISON WHITE

Email address: alison.white@elementis-eu.com

Telephone number: 01784 224374

Contact at nominated representative (if applicable):

Name: RAKESH SHARMA

Email address: rakesh.sharma@cazenove.com

Telephone number: 0207 825 9330

Please indicate whether you would like the above information to be added to the Exchange's mailing list in order to receive information on Exchange products, services and news. **YES/NO**

Please confirm that the issuer of these securities belongs in the United Kingdom (UK) for the purposes of UK Value Added Tax (VAT), based upon the issuer's place of incorporation and business establishment being the UK. **YES/~~NO~~**

Please ensure all sections of this form have been completed before submitting